Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214189

JOINT PROXY STATEMENT/PROSPECTUS

To the Stockholders of American Finance Trust, Inc. and American Realty Capital — Retail Centers of America, Inc.:

American Finance Trust, Inc., which we refer to as AFIN, and American Realty Capital — Retail Centers of America, Inc., which we refer to as RCA, have entered into an agreement and plan of merger, dated as of September 6, 2016, as it may be amended from time to time, which is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Pursuant to the merger agreement, RCA will merge with and into a direct wholly owned subsidiary of AFIN, which we refer to as Merger Sub, at which time the separate existence of RCA will cease, and AFIN will be the parent company of Merger Sub. We refer to the foregoing transaction as the company merger.

In addition, pursuant to the merger agreement, American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA, which we refer to as the RCA OP, will merge with and into American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN, which we refer to as the AFIN OP, with the AFIN OP being the surviving entity, which transaction we refer to as the partnership merger and together with the company merger as the merger or the mergers. AFIN and RCA believe that the merger will result in a combined company that is stronger than AFIN or RCA on a standalone basis and, following the merger, will afford AFIN and its stockholders a number of strategic opportunities and financial benefits, including an enhanced portfolio with 490 properties, combining two complementary real estate portfolios; a greater ability to increase distribution coverage and generate greater upside through embedded rent growth; an enhanced ability to take advantage of growth and liquidity opportunities through increased size and scale; an improved capital structure that decreases leverage ratios, increases debt interest coverage and better positions AFIN for capital-raising alternatives as a result of increased size and scale; a distribution rate following closing consistent with AFIN’s and RCA’s per share distributions for stockholders; a reduction in concentration risks through increased diversity, creating a broader revenue base for the combined company; and a fee structure with a lower base management fee as a percentage of combined assets and cost efficiencies from G&A synergies.

Pursuant to the merger agreement, each outstanding share of common stock of RCA, par value $0.01 per share, including any restricted shares of RCA common stock and shares of RCA common stock issued upon the exercise of a stock option of RCA, will be converted into the right to receive (x) a number of shares of common stock of AFIN, $0.01 par value per share, equal to 0.385 shares of AFIN common stock, such consideration referred to as the stock consideration, and (y) cash from AFIN, in an amount equal to $0.95 per share, such consideration referred to as the cash consideration, and together with the stock consideration, the merger consideration. Based on AFIN’s published estimated per share net asset value as of December 31, 2015 of $24.17, the aggregate value of the merger consideration to be received by RCA stockholders would be approximately $1.0 billion, based on the number of fully diluted shares of RCA common stock outstanding as of December 15, 2016.

In connection with the partnership merger, (1) each outstanding unit of partnership interest of the RCA OP designated as an OP Unit (other than those owned by RCA) will be converted into 0.424 units of limited partnership interest of the AFIN OP, such consideration referred to as the partnership merger consideration, (2) each outstanding unit of partnership interest of the RCA OP designated as either an OP Unit or a GP Unit owned by RCA will be converted into 0.385 units of limited partnership interest of the AFIN OP, (3) each outstanding unit of partnership interest of the RCA OP designated as a Class B Unit owned by RCA’s advisor and service provider will be converted into the partnership merger consideration and (4) the interest of American Realty Capital Retail Advisor, LLC, the special limited partner of the RCA OP, in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the terms of the RCA OP’s agreement of limited partnership. Based on the per share value of the AFIN common stock issuable in the transaction (using AFIN’s published estimated per share net asset value as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed on the date of consummation of the transaction.

AFIN received a clearance letter to list the shares of AFIN common stock on the New York Stock Exchange, or the NYSE, in October 2014, subject to final approval by the NYSE and subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. In April 2015, AFIN announced its intention to list on the NYSE during the third quarter of 2015. In September 2015, the board of directors of AFIN, in consultation with AFIN’s management, determined not to pursue the NYSE listing at that time. The board of directors of AFIN, or the AFIN Board, determined that it would continue to monitor market conditions and other factors with a view toward reevaluating the decision when market conditions were more favorable for a successful liquidity event. AFIN has received authorization from the NYSE (which was received in September 2016 and extended in November 2016) to list the AFIN common stock on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing.AFIN does not intend to list its common stock on the NYSE prior to the closing of the merger, and accordingly, at the time of closing, AFIN will be a non-traded entity. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board, there can be no assurance as to when or if AFIN common stock will commence trading on the exchange.

In connection with the proposed merger, AFIN and RCA will each hold a special meeting of their respective stockholders. At AFIN’s special meeting, AFIN stockholders will be asked to vote on (a) a proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and (b) a proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal described above. At RCA’s special meeting, RCA stockholders will be asked to vote first, on a proposal to amend RCA’s charter, which we refer to as the RCA Charter Amendment, to remove certain provisions (including the right to seek an appraisal of RCA’s assets) that would otherwise impose restrictions and other substantive provisions on the transactions contemplated by the merger agreement. Second, the RCA stockholders will be asked to vote on proposals to approve the company merger and to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

The record date for determining the stockholders entitled to receive notice of, and to vote at, AFIN’s special meeting is December 15, 2016 and the record date for RCA’s special meeting is December 15, 2016. The merger cannot be completed unless (a) AFIN stockholders approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders by the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global Investments, LLC, which we refer to as AR Global, or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present, (b) RCA stockholders approve the RCA Charter Amendment by the affirmative vote of at least a majority of the outstanding shares of RCA common stock entitled to vote thereon and (c) RCA stockholders approve the company merger by the affirmative vote of at least a majority of the outstanding shares of RCA common stock entitled to vote thereon. In addition, the merger agreement requires (a) approval of the RCA Charter Amendment by the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates, and (b) approval of the company merger by the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

AFIN’s board of directors has (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of AFIN and (2) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. AFIN’s board of directors unanimously (with Mr. Weil abstaining) recommends that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

RCA’s board of directors has (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment are advisable and in the best interests of RCA and (2) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. RCA’s board of directors unanimously (with Mr. Weil abstaining) recommends that RCA stockholders vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

This joint proxy statement/prospectus contains important information about AFIN, RCA, the mergers and the merger agreement. This document is also a prospectus for the shares of AFIN common stock that will be issued to RCA stockholders pursuant to the merger agreement.

We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 35.

Please authorize a proxy to vote your shares as promptly as possible, whether or not you plan to attend AFIN’s special meeting or RCA’s special meeting, as applicable. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or authorize your proxy by one of the other methods specified in this joint proxy statement/prospectus or the accompanying notices. Authorizing a proxy will ensure that your vote is counted at the applicable special meeting if you do not attend in person. If your shares of common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or you obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares. You may revoke your proxy at any time before it is voted. Please review this joint proxy statement/prospectus for more complete information regarding the merger and AFIN’s special meeting and RCA’s special meeting, as applicable.

Edward M. Weil, Jr. Chief Executive Officer, President and Chairman of the Board of Directors American Finance Trust, Inc.	Edward M. Weil, Jr. Chief Executive Officer, President and Chairman of the Board of Directors American Realty Capital — Retail Centers of America, Inc.

Neither the Securities and Exchange Commission, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated December 16, 2016 and is first being mailed to AFIN stockholders and RCA stockholders on or about December 19, 2016.

American Finance Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON, FEBRUARY 13, 2017

To the Stockholders of American Finance Trust, Inc.:

A special meeting of the stockholders of American Finance Trust, Inc., a Maryland corporation, which we refer to as AFIN, will be held at The Core Club, 66 East 55th Street, New York, New York, on February 13, 2017, commencing at 4:00 p.m., local time, for the following purposes:

1.	to consider and vote on a proposal to approve the merger of American Realty Capital — Retail Centers of America, Inc., a Maryland corporation, which we refer to as RCA, with and into Genie Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AFIN, pursuant to the Agreement and Plan of Merger, dated as of September 6, 2016, as it may be amended from time to time, which we refer to as the merger agreement, by and among AFIN, American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN, Genie Acquisition, LLC, RCA and American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA and the issuance of shares of common stock of AFIN, par value $0.01 per share, which we refer to as AFIN common stock, to the stockholders of RCA pursuant to the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

We will not transact any other business at the special meeting. AFIN’s board of directors has fixed the close of business on December 15, 2016 as the record date for determination of AFIN stockholders entitled to receive notice of, and to vote at, AFIN’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of AFIN common stock at the close of business on the record date are entitled to receive notice of, and to vote at, AFIN’s special meeting.

Approval of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global Investments, LLC, which we refer to as AR Global, or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present. Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on the proposal.

AFIN’s board of directors has (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of AFIN and (2) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. AFIN’s board of directors unanimously (with Mr. Weil abstaining) recommends that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible.  To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of AFIN common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of AFIN common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of AFIN common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and AFIN’s special meeting.

By Order of the Board of Directors of
American Finance Trust, Inc.

New York, New York
December 16, 2016

Nicholas Radesca
Chief Financial Officer, Treasurer and Secretary

American Realty Capital — Retail Centers of America, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 13, 2017

To the Stockholders of American Realty Capital — Retail Centers of America, Inc.:

A special meeting of the stockholders of American Realty Capital — Retail Centers of America, Inc., a Maryland corporation, which we refer to as RCA, will be held at The Core Club, 66 East 55th Street, New York, New York, on February 13, 2017, commencing at, local time, for the following purposes:

1.	to consider and vote on a proposal to amend RCA’s charter, which we refer to as the RCA Charter Amendment;
2.	to consider and vote on a proposal to approve the merger of RCA with and into Genie Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of American Finance Trust, Inc., a Maryland corporation, which we refer to as AFIN, pursuant to the Agreement and Plan of Merger, dated as of September 6, 2016, which we refer to as the merger agreement, by and among AFIN, American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN, Genie Acquisition, LLC, RCA and American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA; and
3.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

We will not transact any other business at the special meeting. RCA’s board of directors has fixed the close of business on December 15, 2016 as the record date for determination of RCA stockholders entitled to receive notice of, and to vote at, RCA’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of RCA common stock at the close of business on the record date are entitled to receive notice of, and to vote at, RCA’s special meeting.

Approval of the proposal to approve the RCA Charter Amendment and the proposal to approve the company merger each requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal at RCA’s special meeting. In addition, the merger agreement requires approval of the RCA Charter Amendment and approval of the company merger, each by the affirmative vote of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global Investments, LLC, which we refer to as AR Global, or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates. Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger requires the affirmative vote of a majority of the votes cast on the proposal.

RCA’s board of directors has (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment are advisable and in the best interests of RCA and (2) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. RCA’s board of directors unanimously (with Mr. Weil abstaining) recommends that RCA stockholders vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible.  To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or you obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and RCA’s special meeting.

By Order of the Board of Directors of
American Realty Capital — Retail Centers of America, Inc.

New York, New York
December 16, 2016

Katie P. Kurtz
Chief Financial Officer, Treasurer and Secretary

ADDITIONAL INFORMATION

AFIN and RCA file reports and other important business and financial information with the Securities and Exchange Commission, which we refer to as the SEC, that is not included in or delivered with this joint proxy statement/prospectus. AFIN stockholders and RCA stockholders may read and copy these reports, statements or other information filed by AFIN and RCA at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including AFIN and RCA, who file electronically with the SEC. The address of that site is www.sec.gov.

If you have any questions about the merger or how to authorize your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact the proxy solicitors hired by AFIN and RCA, at the following addresses and telephone numbers:

Broadridge Investor Communication Solutions, Inc. For Questions, AFIN Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094	Broadridge Investor Communication Solutions, Inc. For Questions, RCA Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094

To Vote Toll Free, AFIN and RCA Stockholders May Call: (800) 690-6903

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than February 8, 2017.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by AFIN with the SEC, constitutes a prospectus of AFIN for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of AFIN common stock to be issued to RCA stockholders in exchange for shares of RCA common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for each of AFIN and RCA for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting of AFIN stockholders and a notice of meeting with respect to the meeting of RCA stockholders.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This document is dated            , 2016. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither our mailing of this document to AFIN stockholders or RCA stockholders nor the issuance by AFIN of shares of its common stock to RCA stockholders pursuant to the merger agreement will create any implication to the contrary.

We use certain defined or other terms throughout this prospectus that have the following meanings:

•	“Net lease” means a lease to a tenant occupying the leased property (usually as a single tenant) pursuant to which the tenant bears all, or substantially all, of the costs and expenses of the property as if the tenant owned the property. There are various forms of net leases, most typically classified as “triple net” or “double net.” Triple net leases typically require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and common area maintenance in addition to lease or rental payments. Double net leases typically require the tenant to pay all the costs as triple net leases, but the landlord is responsible for capital expenditures, including the repair or replacement of specific structural and bearing components of a property, such as the roof or structure of the building.

Accordingly, the owner of the property receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. Under a net lease, the tenant generally agrees to lease the property for a significant term and agrees that it will have either no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven

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events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. Substantially all of the leases of AFIN’s properties are net leases.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding AFIN has been provided by AFIN and information contained in this joint proxy statement/prospectus regarding RCA has been provided by RCA.

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QUESTIONS AND ANSWERS

The following are some questions that AFIN stockholders and RCA stockholders may have regarding the proposals being considered at AFIN’s special meeting and RCA’s special meeting and brief answers to those questions. AFIN and RCA urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, and the other documents to which this joint proxy statement/prospectus refers, because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to “AFIN” are to American Finance Trust, Inc., a Maryland corporation; all references to “RCA” are to American Realty Capital — Retail Centers of America, Inc., a Maryland corporation; all references to “Merger Sub” or the surviving company are to Genie Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AFIN; all references to the “merger agreement” are to the Agreement and Plan of Merger, dated as of September 6, 2016, by and among AFIN, Merger Sub, RCA, American Finance Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of AFIN (which is referred to as the AFIN OP), and American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of RCA (which is referred to as the RCA OP), a copy of which is attached as Annex A to this joint proxy statement/prospectus; all references to the “company merger” are to the merger of RCA with and into Merger Sub pursuant to the terms of the merger agreement. Pursuant to the merger agreement, the RCA OP will merge with and into the AFIN OP, with the AFIN OP being the surviving entity. The foregoing is referred to as the “partnership merger.” Unless context suggests otherwise, “merger” or “mergers” refers to the company merger and the partnership merger.

In addition, all references to AFIN after completion of the merger give effect to the mergers and to the disposition by AFIN of the properties referred to as the Merrill Lynch properties, which are subject to a purchase and sales agreement, as described under “The Companies — American Finance Trust, Inc. and Genie Acquisition, LLC — American Finance Trust, Inc.”

Q:	What is the proposed transaction?
A:	AFIN and RCA have entered into a merger agreement pursuant to which RCA will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of AFIN. In addition, pursuant to the merger agreement, the RCA OP will merge with and into the AFIN OP, with the AFIN OP being the surviving entity. At the effective time of the company merger, each issued and outstanding share of RCA common stock (including any restricted shares of RCA common stock and RCA common stock issued upon the exercise of a stock option of RCA) will be converted into the right to receive (x) 0.385 shares of AFIN common stock and (y) cash from AFIN, in an amount equal to $0.95 per share. Cash will be paid in lieu of any AFIN fractional shares. In addition, at the effective time of the partnership merger, (1) each outstanding unit of partnership interest of the RCA OP designated as an OP Unit (other than those owned by RCA) will be converted into 0.424 units of limited partnership interest of the AFIN OP, such consideration referred to as the partnership merger consideration, (2) each outstanding unit of partnership interest of the RCA OP designated as either an OP Unit or a GP Unit owned by RCA will be converted into 0.385 units of limited partnership interest of the AFIN OP, (3) each outstanding unit of partnership interest of the RCA OP designated as a Class B Unit owned by RCA’s advisor and service provider will be converted into the partnership merger consideration and (4) the interest of American Realty Capital Retail Advisor, LLC, the special limited partner of the RCA OP, in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership and the merger agreement. RCA, as the sole general partner of the RCA OP, and AFIN, as the sole general partner of the AFIN OP, have each approved the merger agreement, the partnership merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the partnership merger and the other transactions contemplated by the merger agreement are advisable. Stockholders of AFIN and RCA are not being asked to separately vote on the partnership merger.

The number of shares of AFIN common stock to be issued in exchange for shares of RCA common stock and RCA operating partnership units was determined based on the implied value per share of RCA common stock of $10.26 per share (which is equal to 0.424 multiplied by AFIN’s estimated net asset value of $24.17). The number shares of AFIN common stock issuable in exchange for each share of RCA common stock is calculated by reducing the 0.424 per share by the $0.95 per share of cash consideration, resulting in 0.385 shares of AFIN common stock per share of RCA common stock (which has an implied value based on the AFIN’s estimated net asset value per share of $24.17 of $9.31 and an implied value, including cash of $10.26). Units of limited partnership interest of the RCA OP will be exchanged for 0.424 units of limited partnership interest of the AFIN OP. No cash consideration will be paid for units of limited partnership interest of the RCA OP. The transaction was structured so that no cash consideration will be paid to holders of units of limited partnership of RCA OP to preserve AFIN’s cash.

The RCA per share merger consideration has an estimated value of approximately $10.26 per share of RCA common stock, based on the exchange ratio and AFIN’s published estimated per share net asset value, or NAV, as of December 31, 2015 of $24.17 and $0.95 per share in cash consideration. The aggregate value of the consideration to be received by RCA stockholders will depend on the value of AFIN common stock at the time of the closing of the merger. AFIN’s common stock is not presently listed on a national securities exchange but has been approved for listing on the New York Stock Exchange, which we refer to as the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

Q:	Why are AFIN and RCA proposing the merger?
A:	AFIN Board’s Reasons for the Merger

In evaluating the merger agreement and the transactions contemplated thereby, the AFIN Board considered the unanimous favorable recommendation of a committee of its independent directors, which we refer to as the AFIN Special Committee, and believes that the merger will result in a combined company that is stronger and better positioned than AFIN on a standalone basis and affords AFIN stockholders numerous strategic opportunities and financial benefits, including the following:

•	an enhanced portfolio with 490 properties, combining two complementary real estate portfolios;
•	a greater ability to increase distribution coverage and generate greater upside through embedded rent growth;
•	an enhanced ability to take advantage of growth and liquidity opportunities through increased size and scale;
•	an improved capital structure that decreases leverage ratios, increases debt interest coverage and better positions AFIN for an expected lower cost of capital and a broader range of capital-raising alternatives as a result of increased size and scale;
•	a distribution rate following closing consistent with AFIN’s existing distribution rate for its stockholders;
•	a reduction in concentration risks through increased diversity of property type, asset class, tenant base and geography, creating a broader revenue base for the combined company; and
•	a revised management agreement that creates a fee structure with a lower base management fee as a percentage of combined assets and cost efficiencies from G&A synergies, which further contribute to stronger dividend coverage and enhanced liquidity and operating flexibility.

The AFIN Board and AFIN Special Committee also considered a variety of other factors, including risks and other potentially negative factors. For a more complete discussion of the factors and risks considered by the AFIN Board and the AFIN Special Committee, see “The Merger — Approval of Transaction; Recommendation of the AFIN Board and Its Reasons for the Merger” beginning on page 106.

RCA Board’s Reasons for the Merger

In evaluating the merger agreement and the transactions contemplated thereby, the board of directors of RCA, which we refer to as the RCA Board, consulted with the independent directors of RCA, or the RCA Special Committee, and its legal and financial advisors and considered the unanimous recommendation of the RCA Special Committee. In reaching its determination, the RCA Board considered a number of factors relating to RCA, its business and prospects, and the risks and challenges facing it. Some of these factors include:

•	the RCA per share merger consideration, which has an estimated value of $10.26 per RCA share, based on the exchange ratio and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, providing a premium to shareholders of RCA compared to the initial public offering price for RCA’s shares of $10.00 per share;
•	the receipt of shares of AFIN common stock as part of the RCA merger consideration, which provides RCA stockholders the opportunity to participate in the future growth of the combined company and is expected to provide a number of significant potential strategic opportunities and benefits, including diversified property type, asset class, tenant base and geography;
•	the cash payment to RCA stockholders of $0.95 in cash per RCA share;
•	per share distribution following closing equivalent to the cash per share distribution RCA shareholders currently receive on an annual basis;
•	the expected strengthening of the safety of distributions to stockholders and lower market cycle risk;
•	the lower cost of capital of the combined company as a result of its increased scale which better positions the company for future liquidity opportunities;
•	the significant cost savings and synergies estimated at $10.9 million for shareholders of the combined company through a reduction in asset management fees and duplicative G&A costs;
•	the merger agreement provision that provided RCA a 45-day “go shop” period to solicit a superior offer; and
•	the merger agreement provision that permits RCA to continue to pay its stockholders certain regular distributions identified in RCA’s SEC filings through the effective date of the merger.

The RCA Board and RCA Special Committee also considered a variety of other factors, including risks and other potentially negative factors. Among these negative factors was the 20-year term of the advisory agreement between AFIN and its external advisor and the costs associated with terminating it, compared with RCA’s existing advisory agreement, which can be terminated on 60 days’ notice without cause or penalty.

For a more complete discussion of the factors and risks considered by the RCA Board and the RCA Special Committee, please refer to the section entitled “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110.

Q:	Why are the operating partnerships of AFIN and RCA merging?
A:	Both AFIN and RCA operate through Umbrella Partnership Real Estate Investment Trusts, or UPREITs, which is a structure whereby a REIT owns a direct interest in a single operating partnership, and the operating partnership, in turn, owns the properties or other entities that own properties. The AFIN OP and the RCA OP are operating partnerships of AFIN and RCA, respectively. AFIN is the sole general partner of the AFIN OP and owns the majority of the equity interests in the AFIN OP, and RCA is the sole general partner of the RCA OP and owns the majority of the equity interests in the RCA OP. RCA is required to conduct all of its activities through the RCA OP by its limited partnership agreement with the RCA OP. AFIN is required to conduct all of its activities through the AFIN OP by the limited partnership agreement of the AFIN OP and the partnership merger satisfies this requirement.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	The AFIN Board and the RCA Board are using this joint proxy statement/prospectus to solicit proxies of AFIN stockholders and RCA stockholders in connection with the merger agreement and the merger. In addition, AFIN is using this joint proxy statement/prospectus to offer the shares of common stock issuable in the merger to the RCA stockholders.

In order to complete the merger, AFIN stockholders must vote to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement. RCA stockholders must vote to (1) amend RCA’s charter, which we refer to as the RCA Charter Amendment, to remove certain provisions (including the right to seek an appraisal of RCA’s assets) that would otherwise impose restrictions and other substantive provisions on the transactions contemplated by the merger agreement and (2) approve the company merger.

AFIN and RCA will hold separate special meetings of their respective stockholders to seek these approvals. This joint proxy statement/prospectus contains important information about the merger and the special meetings of the stockholders of AFIN and RCA, and you should read it carefully. The enclosed voting materials allow you to vote your shares of AFIN common stock or RCA common stock as applicable, without attending the applicable special meeting.

We encourage you to authorize your proxy as promptly as possible.

Q.	What will be the distribution rate on an RCA stockholder’s original investment?
A:	Each RCA stockholder currently receives $0.64 of annual distributions per share, representing an annual distribution of 6.40% on invested capital of $10.00 per share. Following the merger, RCA stockholders will be entitled to receive ongoing distributions paid by AFIN to stockholders of AFIN. Based on AFIN’s current annual distribution rate of $1.65 per share of common stock, each RCA stockholder will receive $0.64 annually in distributions with respect to the 0.385 shares of AFIN common stock received in the merger. This represents an annual distribution of 6.40% on invested capital of $10.00 per share.

	Current	After the merger
	Invested Capital of $10.00	Invested Capital of $10.00
Distribution Rate	6.40%	6.40	%(1)

(1)	Does not take into account the reduction in invested capital as a result of the payment of cash consideration in connection with the merger.

Going forward, there is no assurance that AFIN will continue to pay distributions in the same amount, if at all. See “Risk Factors — AFIN cannot assure you that it will continue paying distributions at the current rate or at all.” beginning on page 41.

Q:	If the merger is completed, will RCA stockholders be eligible to participate in AFIN’s share repurchase plan?
A:	Yes. If the merger is completed, RCA stockholders will be eligible to request repurchase of their shares of AFIN common stock under AFIN’s share repurchase plan, or the AFIN SRP. For purposes of the AFIN SRP, shares of AFIN common stock received from AFIN in exchange for shares of RCA pursuant to the Merger, if the Merger is completed, will be deemed to have been acquired from AFIN on the date that the holder acquired the shares of RCA, provided the holder of shares of RCA common stock purchased the shares of RCA common stock from RCA or received their shares of RCA common stock from RCA (directly or indirectly) through one or more non-cash transactions, and any holding period under the AFIN SRP shall be deemed to include the period that shares of RCA were held by the holder.
Q:	When and where is the special meeting of AFIN stockholders?
A:	AFIN’s special meeting will be held at The Core Club, 66 East 55th Street, New York, New York, on February 13, 2017, commencing at 4:00 p.m., local time.

Q:	When and where is the special meeting of RCA stockholders?
A:	RCA’s special meeting will be held at The Core Club, 66 East 55th Street, New York, New York, on February 13, 2017, commencing at 3:00 p.m., local time.
Q:	Who can vote at the special meeting?
A:	The record date for determining stockholders entitled to notice of and to vote at AFIN’s special meeting is the close of business on December 15, 2016. As of the record date, there were 65,805,184 shares of AFIN common stock outstanding, including 28,192 shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, held by approximately 33,433 holders of record. Each share of AFIN common stock is entitled to one vote on each proposal presented at AFIN’s special meeting.

The record date for determining stockholders entitled to notice of and to vote at RCA’s special meeting is the close of business on December 15, 2016. As of the record date, there were 99,268,676 shares of RCA common stock outstanding, including 223,343 shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates, which were entitled to vote at RCA’s special meeting, held by approximately 20,380 holders of record. Each share of RCA common stock is entitled to one vote on each proposal presented at RCA’s special meeting.

Q:	What constitutes a quorum?
A:	AFIN’s bylaws state that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on any matter will constitute a quorum.

RCA’s charter and bylaws state that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at the meeting on any matter constitutes a quorum at a meeting of its stockholders.

Shares that are voted, shares abstaining from voting and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present at AFIN’s special meeting and RCA’s special meeting, as applicable.

Q:	What vote is required to approve the proposals at AFIN’s special meeting?
A:	Approval of the proposal of AFIN to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global Investments, LLC, which is referred to as AR Global, or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders requires the affirmative vote of a majority of the votes cast on the proposal. AFIN’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

Q:	What vote is required to approve the proposals at RCA’s special meeting?

Approval of the proposal of RCA to approve the RCA Charter Amendment requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal. In addition, the merger agreement also requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

Approval of the proposal of RCA to approve the company merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal. In addition, the merger agreement also requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger requires the affirmative vote of a majority of the votes cast by holders of RCA common stock on the proposal. RCA’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

The closing of the company merger is conditioned upon approval of the RCA Charter Amendment. Thus, if RCA stockholders do not approve the RCA Charter Amendment, the merger will not be completed even if the company merger proposal is approved. Likewise, approval of the RCA Charter Amendment is conditioned on approval of the company merger and the closing of the merger. If RCA stockholders do not approve the company merger proposal and the merger does not close, the approval of the RCA Charter Amendment will not be effective.

YOUR VOTE IS IMPORTANT. WE ENCOURAGE YOU TO AUTHORIZE YOUR PROXY AS PROMPTLY AS POSSIBLE.

Q:	If my shares of AFIN common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of AFIN common stock for me? What happens if I do not vote for a proposal?
A:	Because all of the proposals to be submitted to the stockholders at AFIN’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each proposal. Therefore, unless you instruct your broker or other nominee how to vote your shares of AFIN common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of AFIN common stock held in street name by returning a proxy card directly to AFIN or by voting in person at AFIN’s special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are an AFIN stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes are not counted as votes cast on the proposal and otherwise will have no effect on the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement or the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Q:	If my shares of RCA common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of RCA common stock for me? What happens if I do not vote for a proposal?
A:	Because all of the proposals to be submitted to the stockholders at RCA’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each proposal. Therefore, unless you instruct your broker or other nominee how to vote your shares of RCA common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of RCA common stock held in street name by returning a proxy card directly to RCA or by voting in person at RCA’s special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are an RCA stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the RCA Charter Amendment and the proposal to approve the company merger, but will not have any effect on the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed merger?
A:	The parties intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and the completion of the merger is conditioned on the receipt by each of AFIN and RCA of an opinion from its counsel to the effect that the merger will qualify as a reorganization. Assuming the merger qualifies as a reorganization, U.S. holders of RCA common stock generally will recognize gain (but not loss) for U.S. federal income tax purposes upon the exchange of their shares of RCA common stock for a combination of AFIN common stock and cash pursuant to the merger, except with respect to cash received in lieu of fractional shares of AFIN common stock, but their taxable gain will not exceed the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, other than cash received in lieu of a fractional share of AFIN common stock, and the fair market value of the AFIN common stock received pursuant to the merger over such holder’s adjusted U.S. federal income tax basis in its shares of RCA common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of AFIN common stock). In addition, U.S. holders of RCA common stock will recognize gain or loss attributable to cash received in lieu of their fractional shares of AFIN common stock. Any gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met. All holders of RCA common stock should read the discussion under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 139 of this joint proxy statement/prospectus and consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of any other federal, state, local and non-U.S. tax laws.
Q:	Will my shares of AFIN common stock be publicly traded?
A:	Like RCA common stock, AFIN common stock is not presently listed on a national securities exchange and, as such, is not publicly traded and does not have an established market value. AFIN received a clearance letter to list the shares of AFIN common stock on the NYSE in October 2014, subject to final approval by the NYSE and subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. In April 2015, AFIN announced its intention to list on the NYSE during the third quarter of 2015. In September 2015, the board of directors of AFIN, in consultation with AFIN’s management, determined not to pursue the NYSE listing at that time. The Board determined that it would continue to monitor market conditions and other factors with a view toward reevaluating the decision when market conditions were more favorable for a successful liquidity event. AFIN has received authorization from the NYSE (which was received in September 2016 and extended in November 2016) to list the AFIN common stock on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. AFIN does not intend to list its common stock on the NYSE prior to the closing of the merger, and accordingly, at the time of closing, AFIN will be a non-traded entity. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board of directors, there can be no assurance as to when or if AFIN common stock will commence trading on the exchange. Further, there can be no assurance as to whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.
Q:	Are RCA stockholders entitled to appraisal rights?
A:	No. RCA stockholders are not entitled to exercise the right of objecting stockholders under the Maryland General Corporation Law, which we refer to as the MGCL, to receive fair value of their shares because, as permitted by the MGCL, RCA’s charter states that stockholders are not be entitled to exercise any rights of an objecting stockholder (i.e., appraisal rights) unless the RCA Board, upon the affirmative vote of a majority of the board, determines otherwise. The merger agreement prohibits RCA from granting dissenters’ or appraisal rights. Thus, the RCA Board did not make this determination.
Q:	How does the AFIN Board recommend that AFIN stockholders vote?
A:	The AFIN Board unanimously recommends that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Based on the unanimous recommendation of the AFIN Special Committee, which consisted of all of the independent directors of AFIN, the AFIN Board has (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of AFIN and (b) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. All references in this joint proxy statement/prospectus to “unanimous” actions by the AFIN Board means an action of the AFIN Board with Mr. Weil abstaining. Because the AFIN Board is comprised of only Mr. Weil and three independent directors and Mr. Weil abstained, the recommendation of the AFIN Board was made only by the members of the AFIN Special Committee.

For a more complete description of the recommendation of AFIN Board, see “The Merger — Recommendation of the AFIN Board and Its Reasons for the Merger” beginning on page 106.

Q:	How does the RCA Board recommend that RCA stockholders vote?
A:	The RCA Board unanimously recommends that RCA stockholders vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Based on the unanimous recommendation of the RCA Special Committee, which consisted of all of the independent directors of RCA, the RCA Board has (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment are advisable and in the best interests of RCA and (b) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. All references in this joint proxy statement/prospectus to “unanimous” actions by the RCA Board means an action of the RCA Board with Mr. Weil abstaining. Because the RCA Board is comprised of only Mr. Weil and two independent directors and Mr. Weil abstained, the recommendation of the RCA Board was made only by the members of the RCA Special Committee.

For a more complete description of the recommendation of the RCA Board, see “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110.

Q:	Do any of AFIN’s executive officers or directors and RCA’s executive officers or directors have interests in the merger that may differ from those of AFIN stockholders and RCA stockholders, respectively?
A:	AFIN’s directors and some of its executive officers have interests in the merger that are different from, or in addition to, the interests of AFIN stockholders. The independent members of the AFIN Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement. For a description of these interests, refer to the sections entitled “The Merger — Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 131 and “The Merger — Potential Conflicts” beginning on page 134.

In addition, RCA’s directors and some of its executive officers have interests in the merger that are different from, or in addition to, the interests of RCA stockholders. The independent members of the RCA Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that RCA stockholders vote FOR the proposal to approve the company merger. For a description of these interests, refer to the sections entitled “The Merger — Interests of RCA’s Directors and Executive Officers in the Merger” beginning on page 131, “The Merger — Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 131 and “The Merger — Potential Conflicts” beginning on page 134.

Q:	Do the AFIN Advisor and the RCA Advisor and their affiliates have interests in the merger that may differ from those of AFIN stockholders and RCA stockholders?
A:	American Finance Advisors, LLC, which we refer to as the AFIN Advisor, is a Delaware limited liability company that serves as the external advisor of AFIN pursuant to an advisory agreement which we refer to as the AFIN Advisory Agreement. The AFIN Advisor is directly owned by American Finance Special Limited Partner, LLC, a Delaware limited liability company, which we refer to as the AFIN Special Limited Partner, and which is wholly owned by AR Global.

American Realty Capital Retail Advisor, LLC, which we refer to as the RCA Advisor, is a Delaware limited liability company that serves as the external advisor of RCA pursuant to an advisory agreement which we refer to as the RCA Advisory Agreement. The RCA Advisor is directly owned by American Realty Capital Retail Special Limited Partnership, LLC, a Delaware limited liability company, which we refer to as the RCA Special Limited Partner, and which is wholly owned by American Realty Capital IV, LLC, which we refer to as the RCA Sponsor. The RCA Sponsor is wholly owned by AR Global.

In connection with the merger agreement:

•	202 RCA OP Units owned by the RCA Advisor will be exchanged for 86 units of limited partnership interest of the AFIN OP.
•	479,802 Class B Units owned by the RCA Advisor and service provider will be exchanged for 203,436 units of limited partnership interest of the AFIN OP.
•	Based on the per share value of the AFIN common stock issuable in the transaction (using AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, approximately $3.1 million would be payable to the RCA Advisor in respect of the redemption of the special limited partner interest. The actual redemption payment will be computed in accordance with the existing terms of the RCA OP’s agreement of limited partnership and the merger agreement based on cumulative distributions and the 7% performance hurdle rate applicable to the computation through the closing date of the transaction.
•	The term of the AFIN Advisory Agreement is longer than that of the RCA Advisory Agreement. The RCA Advisory Agreement has a one-year renewable term unless terminated by either party upon 60 days’ notice without cause or penalty. The AFIN Advisory Agreement has a term that does not expire until April 29, 2035 and thereupon renews automatically for consecutive 20-year terms, unless terminated (1) in connection with the right of AFIN (which right is contained in amendments to the

AFIN Advisory Agreement that will become effective only upon closing of the merger) to internalize the services provided under the AFIN Advisory Agreement after January 1, 2018 with payment of a specified internalization fee or (2) (a) by the independent directors of AFIN or by the AFIN Advisor with cause (as defined in the AFIN Advisory Agreement) upon 45 days’ notice, (b) by the AFIN Advisor for good reason (as defined in the AFIN Advisory Agreement) upon 60 days’ notice or (c) by the AFIN Advisor upon a change of control (as defined in the AFIN Advisory Agreement) upon 60 days’ notice.

The RCA Board and RCA Special Committee took into account the fact that the AFIN Advisory Agreement had a 20-year term while the RCA Advisory Agreement had a one-year term in their consideration of the merger. The RCA Board and RCA Special Committee concluded that notwithstanding the difference in the length of the terms of the AFIN Advisory Agreement and the RCA Advisory Agreement, the merger was advisable and in the best interests of RCA for the reasons set forth under “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110. These reasons included the opportunity for RCA stockholders to participate in the future growth of the combined company, which is expected to provide a number of significant potential strategic opportunities and benefits, including diversified property type, asset class, tenant base and geography; the cash payment to RCA stockholders of $0.95 in cash per RCA share; the expected strengthening of the safety of distributions to stockholders and lower market cycle risk; the lower cost of capital of the combined company as a result of its increased scale which better positions the company for future liquidity opportunities; and the other terms of the AFIN advisory agreement, which provides for a reduction in the base management fee and the right of AFIN (which right is contained in amendments to the AFIN Advisory Agreement negotiated in connection with the merger that will become effective only upon closing of the merger) to internalize the services provided under the AFIN Advisory Agreement after January 1, 2018 with payment of a specified internalization fee.

Q:	How will AFIN stockholders be affected by the merger and share issuance?
A:	After completing the merger, each AFIN stockholder will continue to own the shares of AFIN common stock that the stockholder held immediately prior to the merger. Because AFIN will be issuing new shares of AFIN common stock to RCA stockholders in the merger, each outstanding share of AFIN common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of AFIN common stock outstanding after completing the merger.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of AFIN common stock or RCA common stock will be represented and voted at AFIN’s special meeting or RCA’s special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you authorize a proxy will in no way limit your right to vote at AFIN’s special meeting or RCA’s special meeting if you later decide to attend the meeting in person. However, if your shares of AFIN common stock or RCA common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at AFIN’s special meeting or RCA’s special meeting.

Q:	How will my proxy be voted?
A:	All shares of AFIN common stock entitled to vote and represented by properly completed proxies received prior to AFIN’s special meeting, and not revoked, will be voted at AFIN’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of AFIN common stock should be voted on a matter, the shares of AFIN common stock represented by your proxy will be voted as the AFIN Board recommends and therefore FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

All shares of RCA common stock entitled to vote and represented by properly completed proxies received prior to RCA’s special meeting, and not revoked, will be voted at RCA’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of RCA common stock should be voted on a matter, the shares of RCA common stock represented by your properly executed proxy will be voted as the RCA Board recommends and therefore FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Q:	Why is the RCA Charter Amendment proposed?
A:	RCA’s charter presently contains substantive and procedural protections on transactions, which are referred to as Roll-Up Transactions. The proposed merger would be a Roll-Up Transaction under the definition in RCA’s charter. The effect of these provisions, if not amended, RCA believes would have made the merger more difficult to complete and adversely affected the combined company subsequent to closing. Because of the effect of these provisions on the proposed transaction and on the combined company post-closing, AFIN and RCA determined that it was necessary to amend RCA’s charter to eliminate these provisions. Accordingly, approval of the RCA Charter Amendment is a condition to each party’s obligation to complete the merger. See “Proposals Submitted to RCA Stockholders — Proposal No. 1: RCA Charter Amendment” beginning on page 91 for a detailed discussion of the RCA Charter Amendment.
Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at AFIN’s special meeting or RCA’s special meeting, as applicable. If you are a holder of record, you can do this in any of the three following ways:
•	by sending a written notice to the Secretary of AFIN or the Secretary of RCA at the address set forth below, in time to be received before AFIN’s special meeting or RCA’s special meeting, stating that you would like to revoke your proxy;
•	by completing, signing and dating another proxy card and returning it by mail in time to be received before AFIN’s special meeting or RCA’s special meeting, or by authorizing a later dated proxy by the Internet or telephone in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or
•	by attending AFIN’s special meeting or RCA special meeting and voting in person. Simply attending AFIN’s special meeting or RCA’s special meeting without voting will not revoke your proxy or change your vote.

If your shares of AFIN common stock or RCA common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for AFIN’s special meeting or RCA’s special meeting?
A:	You may receive more than one set of voting materials for AFIN’s special meeting or RCA’s special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of AFIN common stock or RCA common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of AFIN common stock or RCA common stock. If you are a holder of record and your shares of AFIN common stock or RCA common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please authorize your proxy by telephone or over the Internet.
Q:	What happens if I am a stockholder of both AFIN and RCA?
A:	You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by authorizing a proxy by one of the other methods specified in your proxy card or voting instruction card for each company.
Q:	Who can answer my questions?
A:	If you have any questions about the merger or how to authorize your proxy, or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an AFIN stockholder: American Finance Trust, Inc. Attention: Investor Relations 405 Park Avenue, 14th Floor New York, New York 10022 (866) 902-0063 www.americanfinancetrust.com	If you are an RCA stockholder:
American Realty Capital — Retail Centers of
America, Inc.
Attention: Investor Relations
405 Park Avenue, 14th Floor
New York, New York 10022
(866) 902-0063
www.retailcentersofamerica.com

You can also contact the proxy solicitors hired by AFIN and RCA as follows:

If you are an AFIN stockholder: Broadridge Investor Communication Solutions, Inc. For Questions, AFIN Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094	If you are an RCA stockholder: Broadridge Investor Communication Solutions, Inc. For Questions, RCA Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094

To Vote Toll Free, both AFIN and RCA Stockholders May Call: (800) 690-6903

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated by the merger agreement, AFIN and RCA encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes. AFIN and RCA encourage you to read the information about AFIN and RCA that has been filed with the SEC. You may obtain the information filed with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

The Companies

American Finance Trust, Inc.

AFIN is a Maryland corporation incorporated in January 2013 that qualified as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. Substantially all of AFIN’s business is conducted through its operating partnership, the AFIN OP, of which AFIN is the sole general partner.

AFIN owns a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All of AFIN’s properties are managed by American Finance Properties, LLC, referred to as the AFIN Property Manager. We refer to AFIN’s portfolio of net leased commercial real estate properties as the Net Lease Portfolio. As of September 30, 2016, AFIN owned 458 properties, comprised of 13.3 million rentable square feet and located in 37 states, including Washington, D.C. The properties were 100% leased, with a weighted average remaining lease term of 9.4 years.

In addition, AFIN also has an investment objective of investing in commercial real estate mortgage loans and other commercial real estate-related debt investments, collectively referred to as the CRE Debt Investments. As of September 30, 2016, AFIN had one CRE Debt Investment with a par value of $17.2 million, interest rate of 4.50% plus 1-month LIBOR and loan-to-value ratio of 66.0%. AFIN intended to finance its CRE Debt Investments primarily through mortgage financing secured by its Net Lease Portfolio, and it may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 18, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch properties”) owned by AFIN for a purchase price of $148.0 million, exclusive of closing costs. The potential buyer, an unaffiliated third party, is a Texas-based institutional real estate investment firm focusing on office, retail and industrial assets (the “Buyer”). The Buyer’s obligation to close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the Buyer’s due diligence review, which the Buyer completed on December 1, 2016, as well as a financing contingency which expired on December 13, 2016. As a result, the Buyer’s $3.0 million deposit is non-refundable. The purchase and sale agreement is subject to customary conditions. Although AFIN believes the disposition of the Merrill Lynch properties is probable, there can be no assurance that the disposition will be consummated. All references to AFIN after completion of the merger or the combined company give effect to the mergers and to the disposition by AFIN of the Merrill Lynch properties.

AFIN’s principal executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. AFIN’s Investor Relations telephone number is (866) 902-0063.

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of AFIN that was formed for the purpose of entering into the merger agreement.

American Realty Capital — Retail Centers of America, Inc.

RCA is a Maryland corporation incorporated in July 2010 that qualified as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. RCA owns anchored,

stabilized core retail properties, including power centers and lifestyle centers. Substantially all of RCA’s business is conducted through the RCA OP, of which RCA is the sole general partner.

As of September 30, 2016, RCA owned 35 properties (four lifestyle centers and 31 power centers), comprised of 7.5 million rentable square feet that were 92.9% leased with a weighted-average remaining lease term of 5.2 years. In constructing the portfolio, RCA has been committed to diversifying by industry, tenant and geography.

RCA’s principal executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. RCA’s Investor Relations telephone number is (866) 902-0063.

RCA and AFIN each were, directly or indirectly, sponsored by AR Capital, LLC, the predecessor entity to AR Global. The AFIN Property Manager is under common control with AR Global. AR Global and its affiliates, including the AFIN Advisor and RCA Advisor, provide investment, management and advisory services, as well as certain acquisition and debt capital services to AFIN and RCA, as applicable. AFIN and RCA pay management fees and certain other fees to, and reimburse certain expenses of, the AFIN Advisor and RCA Advisor, respectively.

The Combined Company

Following completion of the merger, AFIN expects to be a diversified REIT with a retail focus and will own a diversified portfolio of commercial properties which are net leased primarily to investment grade and other creditworthy tenants and a portfolio of stabilized core retail properties, consisting primarily of power centers and lifestyle centers. AFIN intends to focus its future acquisitions on net leased properties, which are expected to consist primarily of retail properties, and stabilized core retail properties. AFIN may also originate and acquire CRE Debt Investments and make other types of real estate investments.

Substantially all of the combined company’s business will continue to be conducted through the AFIN OP, and the combined company will continue to be externally managed by the AFIN Advisor. The combined company’s properties will be managed and leased by the AFIN Property Manager.

The combined company will seek to preserve and protect capital, provide attractive and stable cash distributions and increase the value of AFIN’s assets in order to generate capital appreciation by using the following strategies:

•	Retail Focused Portfolio, including Single-Tenant Net Leased Properties — Acquiring freestanding single-tenant properties net leased to investment grade and other creditworthy tenants, which are expected to primarily consist of retail properties, and anchored, stabilized core retail properties, including power centers and lifestyle centers; however, the combined company will not forgo opportunities to invest in other types of real estate investments that meet the combined company’s overall investment objectives;
•	Long-Term Leases — With respect to net leased properties, enter into long-term leases with minimum, non-cancelable lease terms of ten or more years;
•	CRE Debt Investments — To a lesser extent, originate and acquire CRE Debt Investments;
•	Low Leverage — Finance the combined company’s portfolio taking advantage of opportunities as they arise at a target leverage level of not more than 45% loan-to-value. Loan-to-value ratio is a lending risk assessment ratio that is examined before approving a mortgage and is calculated by dividing the mortgage amount by the appraised value of the property; and
•	Diversified Portfolio — Assemble, manage and optimize a well-diversified portfolio based on geography, tenant diversity, lease expirations, and other factors.

On a pro forma basis, assuming the merger was completed as of September 30, 2016, AFIN would have owned a portfolio with the following characteristics:

•	490 properties;
•	with an occupancy rate of approximately 97.4%;
•	leased to 433 tenants (seven tenants overlapping between RCA and AFIN portfolios);

•	located in 39 states, including Washington, D.C.; and
•	with approximately 20.3 million square feet of leasable space.

The Company Merger, the Partnership Merger and the Merger Agreement

At the effective time of the merger, RCA will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of AFIN. In addition, the RCA OP will be merged with and into the AFIN OP with the AFIN OP being the surviving entity.

In the company merger, each share of RCA common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive (x) 0.385 shares of AFIN common stock and (y) cash from AFIN, in an amount equal to $0.95 per share.

In connection with the partnership merger, (1) each outstanding RCA OP Unit (other than those owned by RCA) will be converted into 0.424 AFIN OP Units, (2) each outstanding RCA OP Unit or RCA GP Unit owned by RCA will be converted into 0.385 AFIN OP Units, (3) each outstanding Class B Unit owned by the RCA Advisor and service provider will be converted into 0.424 units of AFIN OP Units and (4) the interest of the RCA Special Limited Partner in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership. See “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 161.

Based on AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, the aggregate value of the merger consideration to be received by RCA stockholders would be approximately $1.0 billion, based on the number of fully diluted shares of RCA common stock outstanding as of December 15, 2016. The value of the merger consideration ultimately received by RCA stockholders will depend on the value of AFIN common stock at the time of the closing of the merger. AFIN’s common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders. See “Risk Factors — Risk Factors Relating to the Merger” beginning on page 35.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. AFIN and RCA encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger.

Related Agreements

Concurrently with signing the merger agreement on September 6, 2016, RCA and the RCA OP entered into a side letter agreement with the RCA Advisor and AFIN, providing for, among other things, termination of the RCA Advisory Agreement, subject to, and at, the date that the merger becomes effective. The side letter agreement will, pursuant to its terms, automatically terminate and be of no further force or effect if the merger agreement is terminated in accordance with its terms.

In addition, concurrently with signing the merger agreement, the RCA Advisor, as RCA’s former property manager and leasing agent, assigned RCA’s existing property management agreement and existing leasing agreement to the AFIN Property Manager, subject to the merger being completed, and AFIN and the AFIN Property Manager amended and restated each agreement, pursuant to which the AFIN Property Manager will, following the closing of the merger, manage (1) the properties owned by RCA prior to the merger and (2) any anchored, stabilized core retail properties, such as power centers and lifestyle centers, acquired by AFIN after the effective time of the merger, collectively referred to as the RCA Properties. The amended and restated property management agreement, which we refer to as the RCA Property Management Agreement, and the amended and restated leasing agreement, which we refer to as the RCA Leasing Agreement, and the assignment of each existing agreement will become effective subject to and only at the effective time of the merger and will be of no force or effect in the event the merger agreement is terminated prior to the merger being consummated. The initial term of each agreement is until October 1, 2018, and is automatically renewed unless terminated by either AFIN or the AFIN Property Manager upon 60 days’ notice.

Pursuant to a service agreement entered into between the RCA Advisor and Lincoln Retail REIT Services, LLC, which, together with its affiliates, we refer to as Lincoln, and separate property management and leasing agreements, Lincoln, subject to the RCA Advisor’s oversight, has been responsible for sourcing all of the retail properties owned by RCA and has provided property management and leasing services for properties owned by RCA. The AFIN Advisor is in discussions with Lincoln to utilize Lincoln as the service provider to provide acquisition, property management and leasing services for retail properties not subject to net lease but have not entered into a definitive agreement and there can be no assurance that an agreement will be entered into. If no agreement is entered into, Lincoln will not source retail properties for AFIN or provide property management and leasing services for newly-acquired retail properties. In addition to the property management and leasing agreements described above, Lincoln has also entered into separate property management and leasing agreements with property-owning subsidiaries of RCA. These property management and leasing agreements between subsidiaries of RCA and Lincoln with respect to properties currently owned by RCA will continue in effect, until terminated in accordance with their terms.

In connection with the merger agreement, the RCA Property Management Agreement and the RCA Leasing Agreement, AFIN entered into an amended and restated property management and leasing agreement, which we refer to as the AFIN Property Management Agreement with the AFIN Property Manager in respect of (1) the properties owned by AFIN prior to the merger, and (2) any double- and triple-net leased single tenant properties acquired by AFIN after the effective time of the merger and during the term of the AFIN Property Management Agreement, collectively referred to as the AFIN Properties. The AFIN Property Management Agreement will become effective at the effective time of the merger and will be of no force or effect in the event the merger agreement is terminated prior to the merger being consummated. See “Related Agreements” for a detailed discussion of the RCA Property Management Agreement and the RCA Leasing Agreement.

The AFIN Property Management Agreement has an initial term ending October 1, 2018, with automatic renewal for successive one-year terms unless terminated 60 days prior to the end of a term or terminated for cause due to material breach of the agreement, fraud, criminal conduct or willful misconduct, insolvency or bankruptcy of the AFIN Property Manager. See “Related Agreements” beginning on page 179 for a detailed discussion of the RCA Property Management Agreement, the RCA Leasing Agreement and the AFIN Property Management Agreement.

Recommendation of the AFIN Board

Based on the unanimous recommendation of the AFIN Special Committee, the AFIN Board has (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of AFIN and (b) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Certain factors considered by the AFIN Board in reaching its decision to approve the merger, the merger agreement and the other transactions contemplated by the merger agreement can be found in the section entitled “The Merger — Recommendation of the AFIN Board and Its Reasons for the Merger” beginning on page 106.

The AFIN Board unanimously recommends that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Recommendation of the RCA Board

The RCA Board has (1) determined that the RCA Charter Amendment and the merger agreement, including the merger and the other transactions contemplated thereby, are advisable and in the best interests of RCA, (2) authorized and approved the RCA Charter Amendment and the merger agreement, including the merger and the other transactions contemplated thereby, and (3) directed that the RCA Charter Amendment and the merger be submitted to a vote of the RCA stockholders, with the RCA Board’s recommendation that the stockholders approve the RCA Charter Amendment and the merger. Certain factors considered by the RCA Board in reaching its decision to authorize, approve and adopt the merger agreement and the transactions contemplated thereby can be found in the section entitled “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110.

The RCA Board unanimously recommends that RCA stockholders vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Summary of Risk Factors Related to the Merger

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the merger and the related transactions are described under the caption “Risk Factors — Risk Factors Relating to the Merger” beginning on page 35.

•	The exchange ratio is fixed and will not be adjusted to reflect any changes in the value of AFIN common stock or the value of RCA common stock.
•	The merger and related transactions are subject to certain closing conditions, including approval of the company merger and the issuance of shares of AFIN common stock to RCA stockholders by AFIN stockholders and approval of the RCA Charter Amendment and the company merger by RCA stockholders.
•	There are potential payment obligations if the merger does not occur.
•	Failure to complete the merger could negatively impact the value of AFIN common stock, the value of RCA common stock, and the future business and financial results of both AFIN and RCA.
•	The pendency of the merger could adversely affect the business and operations of AFIN and RCA.
•	Some of the directors and executive officers of AFIN and RCA have interests in the merger that are different from, or in addition to, those of the other AFIN and RCA stockholders. See “— Potential Conflicts” below.
•	If the merger is not consummated by March 6, 2017 (or April 21, 2017, if the joint proxy statement/prospectus is not declared effective before January 6, 2017), either AFIN or RCA may terminate the merger agreement.

Stockholders Entitled to Vote; Vote Required

AFIN

The record date for determining stockholders entitled to notice of and to vote at AFIN’s special meeting is the close of business on December 15, 2016. As of the record date, there were 65,805,184 shares of AFIN common stock outstanding, including 28,192 shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, which were entitled to vote at AFIN’s special meeting, held by approximately 33,433 holders of record. Each share of AFIN common stock is entitled to one vote on each proposal presented at AFIN’s special meeting.

At AFIN’s special meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting will constitute a quorum. Because all of the proposals to be submitted to the stockholders at AFIN’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each proposal. Abstentions and broker non-votes, if any, will be counted in determining whether a quorum is present at AFIN’s special meeting. Abstentions and broker non-votes are not counted as votes cast on the proposals and otherwise will have no effect on the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement or the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Approval of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present. Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast by holders of shares of AFIN common stock on the proposal. AFIN’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you do not indicate how your shares of AFIN common stock should be voted on a matter, the shares of AFIN common stock represented by your properly executed proxy will be voted as the AFIN Board recommends and therefore FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of AFIN common stock will NOT be voted at the meeting and will be considered broker non-votes.

RCA

The record date for determining stockholders entitled to notice of and to vote at RCA’s special meeting is the close of business on December 15, 2016. As of the record date, there were 99,268,676 shares of RCA common stock outstanding, including 223,243 shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates, which were entitled to vote at RCA’s special meeting, held by approximately 20,380 holders of record. Each share of RCA common stock is entitled to one vote on each proposal presented at RCA’s special meeting.

At RCA’s special meeting, the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting will constitute a quorum. Because all of the proposals to be submitted to the stockholders at RCA’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each proposal. Abstentions and broker non-votes, if any, will be counted in determining whether a quorum is present at AFIN’s special meeting. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the RCA Charter Amendment and the proposal to approve the company merger, but will not have any effect on the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Approval of the proposal to amend RCA’s charter requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal. Approval of the proposal to approve the company merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal. In addition, the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates. The closing of the company merger is conditioned upon approval of the RCA Charter Amendment. Thus, if RCA stockholders do not approve the RCA Charter Amendment, the merger will not be completed even if the company merger proposal is approved. Likewise, approval of the RCA Charter Amendment is conditioned on approval of the company merger and the closing of the merger. If RCA stockholders do not approve the company merger proposal and the merger does not close, the approval of the RCA Charter Amendment will not be effective.

Approval of the proposal to adjourn RCA’s special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the company merger requires the affirmative vote of a majority of the votes cast by holders of RCA common stock on this proposal. RCA’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you do not indicate how your shares of RCA common stock should be voted on a matter, the shares of RCA common stock represented by your properly executed proxy will be voted as the RCA Board recommends and therefore FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger. If you do not provide voting instructions to your broker or other nominee, your shares of RCA common stock will NOT be voted at the meeting and will be considered broker non-votes.

Opinion of the AFIN Special Committee’s Financial Advisor

On September 6, 2016, at a meeting of the AFIN Special Committee held to evaluate the proposed transaction with RCA, which we sometimes refer to as the Transaction, UBS Securities LLC, which we refer to as UBS, delivered to the AFIN Special Committee an oral opinion, confirmed by delivery of a written opinion, dated September 6, 2016, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, the Transaction consideration to be paid by AFIN in the merger was fair, from a financial point of view, to AFIN.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. AFIN stockholders are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the AFIN Special Committee (in its capacity as such) in connection with and for the purpose of its evaluation of the merger consideration to be paid by AFIN in the Transaction, and does not address any other aspect of the Transaction. UBS’ opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to AFIN or AFIN’s underlying business decision to effect the Transaction or any related transaction. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction.

See “The Merger — Opinion of the AFIN Special Committee’s Financial Advisor” beginning on page 114.

Opinion of the RCA Special Committee’s Financial Advisor

On September 6, 2016, BMO Capital Markets Corp., which we refer to as BMO, rendered an oral opinion to the RCA Special Committee and the RCA Board, which was subsequently confirmed in a written opinion as of the same date, which we refer to as the BMO opinion, to the effect that as of such date, and based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by BMO, the merger consideration was fair, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates).

The full text of the BMO opinion is attached to this joint proxy statement/prospectus as Annex C and is incorporated herein by reference. RCA stockholders should read the BMO opinion in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by BMO in connection with the BMO opinion. The RCA Special Committee and RCA encourage RCA stockholders to read the BMO opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the BMO opinion. BMO’s opinion is directed to the RCA Special Committee and RCA Board, in its capacity as such, and addressed only the fairness of the merger consideration from a financial point of view, as of the date of the BMO opinion, to RCA’s common stockholders pursuant to the merger agreement (other than AFIN, Merger Sub or any of their respective affiliates). The BMO opinion did not address any other aspects or implications of the merger and did not address the relative merits of the merger contemplated by the merger agreement as compared to other business or financial strategies that might have been available to RCA, nor did it address the underlying business decision to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. The BMO opinion also does not constitute a recommendation to any security holder as to how such holder should vote or act with respect to the merger or any other matter.

See “The Merger — Opinion of the RCA Special Committee’s Financial Advisor” beginning on page 123.

Treatment of Restricted Stock

Pursuant to and as further described in the merger agreement, each share of RCA restricted stock owned by the independent directors of RCA and outstanding as of immediately prior to the effective time of the merger will become fully-vested and will convert into the right to receive the merger consideration.

See “The Merger Agreement — Consideration to be Received in the Merger — Merger Consideration” beginning on page 161.

Share Ownership of Directors and Executive Officers of AFIN

At the close of business on December 15, 2016, the directors and executive officers of AFIN, AR Global and their respective affiliates held and were entitled to vote 28,192 shares of AFIN common stock (including unvested restricted share units and shares owned by AR Global and its affiliates), collectively representing less than one percent of the shares of AFIN common stock outstanding and entitled to vote on that date. The merger agreement requires these votes to be excluded in determining the approval of the proposal to approve the company merger and the issuance of AFIN common stock to RCA stockholders.

Share Ownership of Directors and Executive Officers of RCA

At the close of business on December 15, 2016, the directors and executive officers of RCA, AR Global and their respective affiliates held and were entitled to vote 223,243 shares of RCA common stock (including unvested restricted share units and shares owned by AR Global and its affiliates), collectively representing less than one percent of the shares of RCA common stock outstanding and entitled to vote on that date. These shares will be included for purposes of determining whether a majority of the outstanding shares of RCA common stock entitled to vote have approved the company merger and the RCA Charter Amendment, as required by the MGCL, but the merger agreement also requires that the company merger and RCA Charter Amendment be approved by a majority of the outstanding shares, excluding these shares.

Interests of the AFIN Advisor and the RCA Advisor and RCA’s Directors and Executive Officers in the Merger

In considering the recommendation of the AFIN Board and the RCA Board to approve the merger and the other transactions contemplated by the merger agreement, the AFIN Advisor and the RCA Advisor and executive officers and directors of RCA have interests in the merger that are different from, or in addition to, the interests of AFIN stockholders and RCA stockholders, respectively.

The AFIN Advisor and the RCA Advisor are each indirectly owned by AR Global through the AFIN Special Limited Partner and the RCA Special Limited Partner, respectively. All of AFIN’s and RCA’s executive officers are officers and employees of the AFIN Advisor and the RCA Advisor, respectively.

In connection with the merger agreement, shares of RCA common stock owned by executive officers and directors of RCA will be converted into the right to receive shares of AFIN common stock and cash on the same terms and conditions as the other stockholders of RCA. As of December 15, 2016, the executive officers and directors of RCA, AR Global and their respective affiliates beneficially owned, in the aggregate,

223,243 shares of RCA common stock (including shares owned by AR Global and its affiliates), including shares of RCA common stock issuable upon settlement of RCA restricted stock awards granted under RCA’s Employee and Director Incentive Restricted Share Plan, which we refer to as the RCA RSP. In respect of all of the shares of RCA common stock beneficially owned by this group as of December 15, 2016, they would receive an aggregate of 85,949 shares of AFIN common stock, which based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17, would have an aggregate value of approximately $2.1 million, and cash of approximately $0.2 million.

Immediately prior to the effective time of the merger, each then outstanding share of RCA restricted stock will fully vest. All shares of RCA common stock then outstanding as a result of the full vesting of shares of RCA restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive per share, 0.385 shares of AFIN common stock and cash of $0.95. As a result of the transactions contemplated under the merger agreement, 15,000 shares of RCA restricted stock owned by RCA’s independent directors will vest and will be convertible into 5,775 shares of AFIN common stock, which based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17, would have an aggregate value of approximately $0.1 million, and cash of approximately $14,000.

In connection with the merger agreement, 202 RCA OP Units owned by the RCA Advisor will be exchanged for 86 AFIN OP Units with an aggregate value of approximately $2,000, based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17. 479,802 Class B Units owned by the RCA Advisor and service provider will be exchanged for AFIN OP Units with an aggregate value of approximately $4.9 million, based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17.

Also in connection with the merger agreement, the interest of the RCA Special Limited Partner in the RCA OP will be redeemed for a cash payment equal to 15% of the amount by which (a) the sum of the Market Value (which is the value accorded to one share of RCA common stock in the applicable transaction documents governing the merger multiplied by the number of shares of RCA common stock outstanding immediately prior to the effective time of the merger, which, in this case is the implied value of $10.26 per share of RCA common stock) and the distributions paid by RCA to its stockholders, exceeds (b) the sum of the gross proceeds raised in RCA’s offerings (less amounts paid to purchase or redeem any shares pursuant to RCA’s share repurchase plan) and the total amount of cash that, if distributed to those stockholders, would have provided the RCA stockholders a return equal to a 7% cumulative, non-compounded, pre-tax annual return. Based on the per share value of the AFIN common stock issuable in the transaction (using AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7% performance hurdle rate applicable to the computation through the closing date of the transaction.

Concurrently with signing the merger agreement on September 6, 2016, AFIN entered into an amendment of the AFIN Advisory Agreement, subject to, and effective as of, the date that the merger becomes effective.

Pursuant to the amended AFIN Advisory Agreement:

•	the fixed portion of the base management fee paid to the AFIN Advisor will increase from the current amount, equal to an aggregate of $18 million annually, to (1) $21 million annually for the first 12 months following the effective time of the merger; (2) $22.5 million annually for the second 12 month period following the effective time of the merger; and (3) $24 million annually for the remainder of the term of the AFIN Advisory Agreement;
•	if AFIN acquires (whether by merger, consolidation or otherwise) any REIT, other than RCA, that is advised by an entity that is wholly-owned, directly or indirectly, by AR Global, other than any joint ventures, which is referred to as a “specified transaction,” the fixed portion of the base management fee will be increased by an amount equal to the consideration paid for the acquired company’s equity multiplied by 0.0031, 0.0047 and 0.0062 for years one, two and three and thereafter, respectively, following the specified transaction;

•	the variable portion of the base management fee paid to the AFIN Advisor will change from a quarterly fee equal to 0.375% of the cumulative net proceeds of any equity raised after AFIN lists its common stock on a national securities exchange to a monthly fee equal to one-twelfth of 1.25% of the cumulative net proceeds of any equity raised by AFIN or its subsidiaries from and after the effective time of the merger (other than in connection with any specified transaction);
•	AFIN will continue to pay a variable management fee of 15% of quarterly Core Earnings Per Adjusted Share (as defined in the AFIN Advisory Agreement) (which is expected to increase following the closing of the merger due to the addition of RCA’s portfolio) for the previous quarter over $0.375 plus 10% of quarterly Core Earnings Per Adjusted Share for the previous quarter over $0.50; and
•	AFIN will have the right to internalize the services and terminate the AFIN Advisory Agreement, referred to as an “internalization,” after January 1, 2018 as long as (1) more than 67% of AFIN’s independent directors approve the internalization; (2) AFIN provides written notice to the AFIN Advisor; and (3) AFIN pays the AFIN Advisor a fee equal to (a) $15 million plus (b) either (x) if the internalization occurs on or before December 31, 2028, the Subject Fees (defined below) multiplied by 4.5 or (y) if the internalization occurs on or after January 1, 2029, the Subject Fees multiplied by 3.5 plus (c)(x) 1% of the purchase price (excluding the portion of the purchase price funded with equity proceeds raised prior to the end of the fiscal quarter in which the notice of election occurs) of each acquisition or merger that occurs between the end of the fiscal quarter in which notice is given and the internalization and (y) without duplication, 1% of the amount of new equity raised by AFIN between the end of the fiscal quarter in which notice is given and the internalization. Subject Fees means (I) (A) the total of the actual base management fee and the actual variable management fee payable pursuant to the AFIN Advisory Agreement for the fiscal quarter in which notice occurs multiplied by (B) four plus (II) without duplication, the annual increase in the base management fee resulting from the amount of new equity raised by AFIN within the fiscal quarter in which notice occurs, as described above.

In addition, the RCA Advisory Agreement has a one-year renewable term unless terminated by either party upon 60 days’ notice without cause or penalty. The amended AFIN Advisory Agreement has a term that does not expire until April 29, 2035, with automatic renewals for consecutive 20-year terms, unless terminated (1) in connection with AFIN’s right to internalize the services as described above or (2) (a) by the independent directors of AFIN or by the AFIN Advisor with cause (as defined in the AFIN Advisory Agreement) upon 45 days’ notice, (b) by the AFIN Advisor for good reason (as defined in the AFIN Advisory Agreement) upon 60 days’ notice or (c) by the AFIN Advisor upon a change of control (as defined in the AFIN Advisory Agreement) upon 60 days’ notice. See “The Merger — Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 131.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, AR Global and its affiliates, as the AFIN Sponsor and the parent of the RCA Sponsor, have certain conflicts in connection with the merger, including:

•	Edward M. Weil, Jr. is the chief executive officer, president and chairman of the board of directors of both AFIN and RCA and is also the chief executive officer of AR Global, which is the parent of (1) the AFIN Special Limited Partner, the direct owner of the AFIN Advisor and the AFIN Property Manager, and (2) the RCA Sponsor, which is the parent of the RCA Special Limited Partner, the direct owner of the RCA Advisor.
•	One of AFIN independent directors currently serves as an independent director on the board of directors of another AR Global-sponsored REIT. Stanley R. Perla, a director of AFIN, has also served as an independent director of American Realty Capital Hospitality Trust, Inc. since January 2014. In addition, since October 2014, David Gong has served as an independent director of AR Capital Acquisition Corp. (currently known as Axar Acquisition Corp.), or AXAR, an entity sponsored by AR Global until October 2016, when AXAR’s shareholders approved, among other things, the transactions whereby Axar Capital Management became AXAR’s new sponsor.

•	RCA’s independent directors currently serve as independent directors on the board of directors of certain other AR Global-sponsored REITs. Leslie D. Michelson, a director of RCA, has also served as an independent director of Healthcare Trust, Inc. since December 2015, and Business Development Corporation of America II since August 2014. Governor Edward G. Rendell, a director of RCA, has served as an independent director of Global Net Lease, Inc. since March 2012, Healthcare Trust, Inc. since December 2015, and Business Development Corporation of America II since August 2014. In addition, Mr. Michelson and Governor Rendell have, since January 2011, served as directors of Business Development Corporation of America, an entity sponsored by AR Global until November 2016, when BDCA’s external advisor was acquired by Benefit Street, L.L.C.
•	Pursuant to the merger agreement, immediately following the effective time of the merger, AFIN has agreed to increase the size of the AFIN Board from four to six directors and elect Leslie D. Michelson and Governor Edward G. Rendell, both currently directors of RCA, to serve as directors of AFIN. AFIN also expects Kase Abusharkh, RCA’s current chief investment officer, to serve as chief investment officer of the multi-tenant portfolio of the combined company. See “Management of AFIN — Compensation of Compensation of Executive Officers and Directors of AFIN and the Combined Company” beginning on page 187.
•	After the merger, affiliates of AR Global will continue to act as an advisor to AFIN and other AR Global-sponsored REITs. Global Net Lease, Inc., or GNL, another AR Global-sponsored REIT, also invests in net leased commercial properties and has entered into a merger agreement with American Realty Capital Global Trust II, Inc., or Global II, which has similar objectives to AFIN and GNL. These entities may compete with the combined company for investment, tenant and financing opportunities.

See “Questions and Answers — Do the AFIN Advisor and the RCA Advisor and their affiliates have interests in the merger that may differ from those of AFIN stockholders and RCA stockholders?” beginning on page 9.

Listing of Shares of AFIN Common Stock

Approval for listing on the NYSE of the shares of AFIN common stock is a condition to each party’s obligation to complete the merger. AFIN has agreed to use commercially reasonable efforts to cause the shares of AFIN common stock to be approved for listing, but the AFIN common stock is not required to be listed upon closing of the merger. AFIN’s common stock is not presently listed on a national securities exchange. AFIN received a clearance letter to list the shares of AFIN common stock on the NYSE in October 2014, subject to final approval by the NYSE and subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. In April 2015, AFIN announced its intention to list on the NYSE during the third quarter of 2015. In September 2015, the AFIN Board determined not to pursue the NYSE listing at that time. The AFIN Board determined that it would continue to monitor market conditions and other factors with a view toward reevaluating the decision when market conditions were more favorable for a successful liquidity event. AFIN has received authorization from the NYSE (which was received in September 2016 and extended in November 2016) to list the AFIN common stock on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. AFIN does not intend to list its common stock on the NYSE prior to the closing of the merger, and accordingly, at the time of closing, AFIN will be a non-traded entity. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board of directors, there can be no assurance as to when or if AFIN common stock will commence trading on the exchange. Further, there can be no assurance as to whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

No Stockholder Appraisal Rights in the Merger

RCA stockholders are not entitled to exercise appraisal rights (or rights of an objecting stockholder) in connection with the merger. See “No Appraisal Rights” beginning on page 195.

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	approval of the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement by AFIN stockholders and approval of the company merger by RCA stockholders;
•	approval of the RCA Charter Amendment by RCA stockholders;
•	the absence of any order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the closing of the mergers or any of the other transactions contemplated by the merger agreement;
•	the termination agreements governing the termination of the RCA Advisory Agreement, RCA’s existing leasing agreement (which is being amended and assigned to the AFIN Property Manager), RCA’s existing property management agreement (which is being amended and assigned to the AFIN Property Manager) and the Investment Opportunity Allocation Agreement between RCA and American Realty Capital — Retail Centers of America II, Inc. will have remained in effect and will not have been amended or modified, or any of RCA’s or AFIN’s rights thereunder waived, except in each case to the extent each of RCA and AFIN has approved in writing prior to such amendment, modification or waiver;
•	the Form S-4 will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued;
•	the shares of AFIN common stock to be issued in connection with the merger will have been approved for listing on the NYSE; and
•	receipt by RCA and AFIN of an opinion dated as of the closing date from Proskauer Rose LLP, which we refer to as Proskauer, regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

Neither AFIN nor RCA can give any assurance as to when or if all of the conditions to completing the merger will be satisfied or waived or that the merger will occur.

For more information regarding the conditions to completing the merger and a complete list of these conditions, see “The Merger Agreement — Conditions to Completion of the Mergers” beginning on page 164.

Regulatory Approvals Required for the Merger

The merger may be subject to the regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities. Nevertheless, neither AFIN nor RCA is aware of any regulatory approvals that are expected to prevent the closing of the merger. See “The Merger — Regulatory Approvals Required for the Merger” beginning on page 137.

RCA Acquisition Proposals; Change in Recommendation

Until 11:59 p.m. (New York City time) on October 21, 2016, which is referred to as the “go shop period end time,” RCA, the subsidiaries of RCA and their respective representatives had the right to, directly or indirectly, initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or could reasonably lead to any acquisition proposal. Although BMO, at the direction of the RCA Special Committee, contacted more than eighty potential buyers, RCA did not receive any acquisition proposals or potential acquisition proposals prior to the go shop period expiration. Following the go shop period end time, RCA has agreed to not initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably lead to any acquisition proposal. See “The Merger Agreement — Covenants and Agreements — RCA Acquisition Proposals; Change in Recommendation” beginning on page 166.

Termination of the Merger Agreement

AFIN and RCA may mutually agree to terminate the merger agreement before completing the merger, even after receipt of approval of the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement by the AFIN stockholders or approval of the company merger by the RCA stockholders.

In addition, either AFIN or RCA (so long as it is not at fault) may decide to terminate the merger agreement if:

•	the merger is not consummated by March 6, 2017 (or April 21, 2017, if the joint proxy statement/prospectus is not declared effective before January 6, 2017);
•	there is a final, non-appealable order or injunction prohibiting the merger;
•	AFIN stockholders fail to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement; or
•	RCA stockholders fail to approve the company merger.

RCA may also decide to terminate the merger agreement if:

•	AFIN, the AFIN OP or Merger Sub materially breaches the merger agreement and does not cure such breach within a specified period;
•	AFIN, the AFIN Board or the AFIN Special Committee, for any reason, has effected an AFIN change in recommendation; or
•	RCA or the RCA OP enters into an alternative acquisition agreement with respect to a superior proposal, provided that RCA concurrently pays the termination payment.

AFIN has reciprocal termination rights as RCA as described above.

For more information regarding the rights of AFIN and RCA to terminate the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 175.

Expenses

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, in connection with the termination of the merger agreement under specified circumstances, including following a breach by the non-terminating party or a change in recommendation of the non-terminating party, one party may be required to pay to the other a termination fee equal to approximately $25.6 million. If the merger agreement is terminated by either party due to a party’s failure to obtain stockholder approval, the party who failed to obtain stockholder approval is required to pay to the other party an expense reimbursement of up to $5 million.

For more information regarding the expense reimbursement, see “The Merger Agreement — Termination Fees and Expenses” beginning on page 177.

Material U.S. Federal Income Tax Consequences of the Merger

The parties intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the merger that AFIN and RCA receive a written opinion from their tax counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, U.S. holders of RCA common stock generally will recognize gain (but not loss) for U.S. federal income tax purposes upon the exchange of their shares of RCA common stock for a combination of AFIN common stock and cash pursuant to the merger, except with respect to cash received in lieu of fractional shares of AFIN common stock, but their taxable gain will not exceed the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, other than cash received in lieu of a fractional share of AFIN common stock, and the fair market value of the AFIN common stock received pursuant to the merger over such holder’s adjusted U.S. federal income tax basis in its shares of RCA common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of AFIN common stock). In addition, U.S. holders of RCA common stock will recognize gain or loss attributable to cash received in lieu of their entitlement to receive fractional shares of AFIN common stock. Any gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met.

Holders of AFIN common stock will not recognize any gain or loss as a result of the merger and their ownership of AFIN common stock.

For further discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 139.

Holders of RCA common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any other federal, state, local or non-U.S. income and other tax laws) of the merger.

Accounting Treatment of the Merger

The mergers will be accounted for as an integrated business combination transaction by AFIN in accordance with Accounting Standards Codification Topic 805, Business Combinations. In applying the acquisition method specified by this guidance, it is necessary to identify an accounting acquirer which, in a transaction in which consideration consists primarily of shares, is generally the entity that issues the shares. Other factors to consider, however, in identifying an accounting acquirer include, but are not limited to, the relative size of the merging company, the relative voting interests of the respective stockholders, the composition of senior management, the composition of the board of directors, the existences of a large minority voting interest and the terms of the exchange of equity interests.

After consideration of these factors, AFIN has been identified as the accounting acquirer. In reaching this conclusion, emphasis was placed on the relative size of the merging companies, the relative voting interests of the respective stockholders subsequent to the mergers and the fact that AFIN initiated the transaction and will issue its shares as consideration. No premium will be paid to any stockholder group, and a large minority voting interest will not exist in the combined company. Accordingly, RCA’s assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) will be recorded at their respective fair value at the date of the mergers.

The estimated fair value of the assets acquired, liabilities assumed and consideration transferred may change significantly until such time that the mergers close. Consolidated financial statements of the combined company issued after the mergers will reflect these fair value adjustments and the consolidated results of operations subsequent to the date of the mergers. As AFIN has been determined to be the accounting acquirer, its historical financial statements will become the historical financial statements of the combined company upon consummation of the mergers. See “Unaudited Pro Forma Consolidated Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus.

Comparison of Rights of AFIN Stockholders and RCA Stockholders

At the effective time of the merger, RCA stockholders will become stockholders of AFIN and, accordingly, their rights will be governed by AFIN’s charter and bylaws and the laws of the State of Maryland. AFIN’s charter and bylaws contain provisions that are different from RCA’s charter and bylaws in a number of ways.

For a summary of certain differences between the rights of AFIN stockholders and RCA stockholders, see “Comparison of Rights of AFIN Stockholders and RCA Stockholders” beginning on page 195.

Selected Historical Financial Information of AFIN

Presented below is the selected historical consolidated financial data of AFIN as of and for the periods indicated.

The historical financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013 have been derived from AFIN’s historical audited consolidated financial statements which are included in this joint proxy statement/prospectus.

The historical financial data as of December 31, 2013 was derived from AFIN’s historical audited consolidated financial statements.

The historical financial data for the nine months ended and as of September 30, 2016 was derived from AFIN’s historical unaudited consolidated financial statements, which are included in this joint proxy statement/prospectus. In AFIN’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2016 financial information. Interim results for the nine months ended and as of September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending and as of December 31, 2016.

You should read this selected historical financial information together with the consolidated financial statements included in reports that are included in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of AFIN contained in such reports.

	September 30, 2016	December 31,
Balance sheet data (In thousands)		2015	2014	2013
Total real estate investments, at cost	$2,220,037	$2,218,127	$2,218,127	$1,147,072
Commercial mortgage loans, held for investment, net	$17,163	$17,135	$—	$—
Assets held for sale	$—	$56,884	$—	$—
Total assets	$2,129,401	$2,257,154	$2,229,030	$1,347,375
Mortgage notes payable	$1,022,344	$1,053,648	$470,079	$8,830
Credit facility	$—	$—	$423,000	$—
Total liabilities	$1,081,662	$1,130,405	$963,865	$35,561
Total stockholders’ equity	$1,047,739	$1,126,749	$1,265,165	$1,311,814

Operating data (In thousands, except share and per share data)	Nine Months Ended September 30, 2016	Year Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
		2015	2014
Total revenues	$132,821	$174,498	$158,380	$24,289
Operating expenses	114,523	141,347	135,477	47,105
Operating income (loss)	18,298	33,151	22,903	(22,816)
Other (expense) income	(36,958)	(54,268)	(24,900)	2,019
Net loss	$(18,660)	$(21,117)	$(1,997)	$(20,797)
Other data:
Cash flows provided by (used in) operating activities	$55,754	$89,458	$99,811	$(13,617)
Cash flows provided by (used in) investing activities	$38,161	$(61,718)	$(490,814)	$(1,225,532)
Cash flows (used in) provided by financing activities	$(81,029)	$28,000	$364,587	$1,340,325
Per share data:
Basic and diluted net loss per share	$(0.29)	$(0.32)	$(0.03)	$(0.72)
Distributions declared per share	$1.24	$1.65	$1.65	$1.65
Basic and diluted weighted-average shares outstanding	65,334,465	66,028,245	64,333,260	28,954,769

Selected Historical Financial Information of RCA

Presented below is the selected historical consolidated financial data of RCA as of and for the periods indicated.

The historical financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from RCA’s historical audited consolidated financial statements which are included in this joint proxy statement/prospectus.

The historical financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 was derived from RCA’s historical audited consolidated financial statements.

The historical financial data for the nine months ended and as of September 30, 2016 was derived from RCA’s historical unaudited consolidated financial statements, which are included in this joint proxy statement/prospectus. In RCA’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2016 financial information. Interim results for the nine months ended and as of September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending and as of December 31, 2016.

You should read this selected historical financial information together with the consolidated financial statements included in reports that are included in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of RCA contained in such reports.

	September 30,	December 31,
Balance sheet data (in thousands)	2016	2015	2014	2013	2012	2011
Total real estate investments, at cost	$1,274,836	$1,283,015	$764,785	$107,493	$55,057	$—
Total assets	$1,252,119	$1,286,847	$935,810	$119,942	$55,724	$36
Mortgage notes payable	$126,762	$128,945	$86,931	$63,083	$40,725	$—
Notes payable	$—	$—	$—	$—	$7,235	$—
Credit facility	$304,000	$304,000	$—	$—	$—	$—
Total liabilities	$541,373	$543,697	$152,710	$73,061	$57,046	$3,755
Total stockholders’ equity (deficit)	$710,746	$743,150	$783,100	$46,881	$(1,322)	$(3,719)

	Nine months Ended September 30,	Year Ended December 31,
Operating data (In thousands, except share and per share data)	2016	2015	2014	2013	2012	2011
Total revenues	$99,237	$105,178	$28,109	$7,161	$1,266	$—
Total operating expenses	97,033	99,239	36,887	8,974	2,635	313
Operating income (loss)	2,204	5,939	(8,778)	(1,813)	(1,369)	(313)
Total other expenses, net	(9,383)	(7,332)	(3,854)	(2,891)	(833)	—
Net loss	$(7,179)	$(1,393)	$(12,632)	$(4,704)	$(2,202)	$(313)
Other data:
Cash flows provided by (used in) operating activities(1)	$41,749	$29,858	$3,735	$(1,239)	$(132)	$(260)
Cash flows used in investing activities(1)	$(5,585)	$(428,538)	$(588,510)	$(12,978)	$(12,910)	$—
Cash flows (used in) provided by financing activities(1)	$(31,045)	$267,750	$742,443	$27,234	$13,320	$259
Per share data:
Basic and diluted net loss per share	$(0.07)	$(0.01)	$(0.26)	$(1.46)	$(6.15)	$(14.90)
Distributions declared per common share	$0.48	$0.64	$0.64	$0.64	$0.64	$—
Basic and diluted weighted-average shares outstanding	98,323,350	96,113,056	49,231,737	3,216,903	358,267	21,000

(1)	RCA changed its prior presentation of cash flows associated with restricted cash accounts from financing activities to operating activities or investing activities in the consolidated statements of cash flows based on the restrictions that permit the cash to be used to pay specific operating expenses such as real estate taxes and insurance or for capital expenditures and improvements. The restrictions arise from certain borrowing agreements and had previously been presented as cash flows from financing activities.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 presents the pro forma effect of the merger on the combined results of operations and financial condition of the combined company as if the merger had become effective on January 1, 2015, with respect to statements of operations and comprehensive loss data and dividends/distributions declared, and on September 30, 2016 with respect to balance sheet data.

The selected unaudited pro forma consolidated financial information has been derived from and should be read in conjunction with the unaudited pro forma consolidated financial information and accompanying notes included in this joint proxy statement/prospectus beginning on page F-1. The unaudited pro forma consolidated financial information should be read in conjunction with AFIN’s consolidated financial statements and RCA’s historical consolidated financial statements, including the notes thereto, which are included beginning on Appendix I-1 of this joint proxy statement/prospectus.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

Unaudited Comparative Per Share Information

The following table sets forth, for the nine months ended September 30, 2016, and for the year ended December 31, 2015, and as of September 30, 2016, selected per share information for AFIN common stock on a historical and pro forma combined basis and for RCA common stock on a historical and pro forma equivalent basis, each on an unaudited basis after giving effect to the merger. The data is derived from and should be read in conjunction with the AFIN and RCA audited consolidated financial statements and related notes, the unaudited condensed consolidated interim financial statements of AFIN and RCA and related notes, and the unaudited pro forma condensed consolidated financial information and related notes, which are included elsewhere in this joint proxy statement/prospectus.

The pro forma consolidated RCA equivalent information shows the effect of the merger from the perspective of an owner of RCA common stock.

The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the period presented, nor is it necessarily indicative of future operating results or financial position of the combined company. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

The pro forma net income per share includes the combined income from continuing operations of AFIN and RCA on a pro forma basis as if the transactions were consummated on September 30, 2016.

	AFIN		RCA
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
As of September 30, 2016
Book value per common share	$15.92	$18.79	$7.16	$7.23
For the Nine Months Ended September 30, 2016
Basic and diluted net loss per share	$(0.29)	$(0.26)	$(0.07)	$(0.10)
Dividends/distributions declared per common share	$1.24	$1.24	$0.48	$0.48
For the Year Ended December 31, 2015
Basic and diluted net loss per share	$(0.32)	$(0.46)	$(0.01)	$(0.18)
Dividends/distributions declared per common share	$1.65	$1.65	$0.64	$0.64

Comparative Market Price and Distribution Data

AFIN’s Market Price and Distribution Data

There is no established public trading market for shares of AFIN common stock. This table sets forth, for the periods indicated, the aggregate amount of cash distributions paid, including distributions reinvested pursuant to the distribution reinvestment plan, during such quarter. The first distribution payment was made on June 3, 2013, relating to the period from May 13, 2013 (15 days after the date of AFIN’s first property acquisition) through May 31, 2013.

	Three Months Ended						Nine Months Ended September 30, 2016
	March 31, 2016		June 30, 2016		September 30, 2016
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions to stockholders	$26,767		$27,004		$27,237		$81,008
Source of distribution coverage:
Cash flows provided by operations(1)	$26,767	100.0%	$27,004	100.0%	$27,237	100.0%	$81,008	100.0%
Total source of distribution coverage	$26,767	100.0%	$27,004	100.0%	$27,237	100.0%	$81,008	100.0%
Cash flows provided by operations (GAAP basis)	$20,585		$17,630		$17,539		$55,754
Net loss (in accordance with GAAP)	$(5,854)		$(4,077)		$(8,729)		$(18,660)

(1)	Includes cash flows provided by operations in prior periods.

	Three Months Ended								Year Ended December 31, 2015
	March 31, 2015		June 30, 2015		September 30, 2015		December 31, 2015
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$26,663		$27,434		$27,614		$27,246		$108,957
Source of distribution coverage:
Cash flows provided by operations(1)	$16,946	63.6%	$18,898	68.9%	$22,710	82.2%	$27,246	100.0%	$85,800	78.7%
Proceeds received from common stock issued under the DRIP	9,717	36.4%	8,536	31.1%	4,904	17.8%	—	—%	23,157	21.3%
Total source of distribution coverage	$26,663	100.0%	$27,434	100.0%	$27,614	100.0%	$27,246	100.0%	$108,957	100.0%

Cash flows provided by operations (GAAP basis)	$27,807		$22,235		$19,756		$19,660		$89,458
Net income (loss) (in accordance with GAAP)	$4,901		$(1,624)		$(11,428)		$(12,966)		$(21,117)

(1)	Includes cash flows provided by operations in prior periods, as applicable.

	Three Months Ended								Year Ended December 31, 2014
	March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$25,704		$26,526		$26,839		$26,780		$105,849
Source of distribution coverage:
Cash flows provided by operations	$10,885	42.3%	$11,218	42.3%	$11,308	42.1%	$11,461	42.8%	$44,872	42.4%
Offering proceeds from issuances of common stock	—	—%	—	—%	—	—%	—	—%	—	—%
Offering proceeds reinvested in common stock issued under the DRIP	14,819	57.7%	15,308	57.7%	15,531	57.9%	15,319	57.2%	60,977	57.6%
Proceeds from financings	—	—%	—	—%	—	—%	—	—%	—	—%
Total source of distribution coverage	$25,704	100.0%	$26,526	100.0%	$26,839	100.0%	$26,780	100.0%	$105,849	100.0%
Cash flows provided by operations (GAAP basis)	$20,707		$21,924		$29,031		$28,149		$99,811
Net (loss) income (in accordance with GAAP)	$(9,569)		$1,127		$1,610		$4,835		$(1,997)

	Three Months Ended						Nine Months Ended December 31, 2013
	June 30, 2013		September 30, 2013		December 31, 2013
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$399		$10,420		$24,458		$35,277
Source of distribution coverage:
Cash flows provided by operations	$—	—%	$—	—%	$—	—%	$—	—%
Proceeds from issuances of common stock	173	43.4%	4,371	41.9%	10,304	42.1%	14,848	42.1%
Common stock issued pursuant to the DRIP/offering proceeds	226	56.6%	6,049	58.1%	14,154	57.9%	20,429	57.9%
Proceeds from financings	—	—%	—	—%	—	—%	—	—%
Total source of distribution coverage	$399	100.0%	$10,420	100.0%	$24,458	100.0%	$35,277	100.0%
Cash flows used in operations (GAAP basis)	$(112)		$(13,382)		$(123)		$(13,617)
Net loss (in accordance with GAAP)	$(215)		$(17,014)		$(3,539)		$(20,768)

If AFIN continues to pay distributions at the rate of $1.65 per annum after the merger, this distribution, from the perspective of a holder of RCA common stock, would be equivalent to approximately $0.64 per annum, per share of RCA common stock, using the exchange ratio of 0.385.

AFIN’s common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. There can be no assurance when AFIN common stock will commence trading on the NYSE. If the merger is completed, shares of RCA common stock will be deregistered under the Exchange Act.

RCA’s Market Price and Distribution Data

There is no established public trading market for shares of RCA common stock. This table sets forth, for the periods indicated, the aggregate amount of cash distributions paid, including distributions reinvested pursuant to the distribution reinvestment plan, during such quarter. The first distribution payment was made on July 2, 2012, relating to the period from June 8, 2012 (the date of RCA’s first property acquisition) through June 30, 2012.

	Three Months Ended						Nine Months Ended September 30, 2016
	March 31, 2016		June 30, 2016		September 30, 2016
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$15,505		$15,779		$15,923		$47,207
Source of distribution coverage:
Cash flows provided by operations	$12,028	77.6%	$7,524	47.7%	$10,637	66.8%	$30,189	64.0%
Proceeds from common stock issued through the DRIP	3,477	22.4%	8,255	52.3%	5,286	33.2%	17,018	36.0%
Total source of distribution coverage	$15,505	100.0%	$15,779	100.0%	$15,923	100.0%	$47,207	100.0%
Cash flows provided by operations (GAAP basis)	$13,613		$13,511		$14,625		$41,749
Net loss (in accordance with GAAP)	$(2,979)		$(1,214)		$(2,986)		$(7,179)

	Three Months Ended								Year Ended December 31, 2015
	March 31, 2015		June 30, 2015		September 30, 2015		December 31, 2015
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions:	$14,954		$15,428		$15,535		$15,458		$61,375
Source of distribution coverage:
Cash flows provided by operations(1)	$6,630	44.3%	$7,025	45.5%	$9,996	64.4%	$6,207	40.2%	$29,858	48.6%
Proceeds from common stock issued through the DRIP	8,324	55.7%	8,403	54.5%	4,853	31.2%	6,131	39.6%	27,711	45.2%
Proceeds from disposition of land	—	—%	—	—%	—	—%	2,503	16.2%	2,503	4.1%
Proceeds from financings	—	—%	—	—%	686	4.4%	617	4.0%	1,303	2.1%
Total source of distribution coverage	$14,954	100.0%	$15,428	100.0%	$15,535	100.0%	$15,458	100.0%	$61,375	100.0%
Cash flows provided by operations (GAAP basis)	$10,442		$4,485		$8,724		$6,207		$29,858
Net income (loss) (in accordance with GAAP)	$46		$4,999		$(6,108)		$(330)		$(1,393)

(1)	Includes cash flows provided by operations in prior periods, as applicable.

	Three Months Ended								Year Ended December 31, 2014
	March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$1,436		$3,839		$7,765		$13,992		$27,032
Source of distribution coverage:
Cash flows provided by (used in) operations	$291	20.3%	$(291)	(7.6)%	$3,545	45.7%	$(884)	(6.3)%	$2,661	9.9%
Proceeds from issuance of common stock	542	37.7%	2,237	58.3%	—	—%	6,768	48.4%	9,547	35.3%
Common stock issued pursuant to the DRIP/offering proceeds	603	42.0%	1,893	49.3%	4,220	54.3%	8,108	57.9%	14,824	54.8%
Proceeds from financings	—	—%	—	—%	—	—%	—	—	—	—%
Total source of distribution coverage	$1,436	100.0%	$3,839	100.0%	$7,765	100.0%	$13,992	100.0%	$27,032	100.0%
Cash flows provided by (used in) operations (GAAP basis)	$291		$(3,530)		$8,167		$(884)		$4,044
Net loss (in accordance with GAAP)	$(599)		$(2,913)		$(4,773)		$(4,347)		$(12,632)

	Three Months Ended								Year Ended December 31, 2013
	March 31, 2013		June 30, 2013		September 30, 2013		December 31, 2013
(Dollar amounts in thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$133		$253		$473		$879		$1,738
Source of distribution coverage:
Cash flows (used in) provided by operations	$103	77.4%	$165	65.2%	$133	28.1%	$(401)	(45.6)%	$—	—%
Proceeds from issuance of common stock	—	—%	—	—%	180	38.1%	895	101.8%	1,075	61.9%
Common stock issued pursuant to the DRIP/offering proceeds	30	22.6%	88	34.8%	160	33.8%	385	43.8%	663	38.1%
Proceeds from financings	—	—%	—	—%	—	—%	—	—	—	—%
Total source of distribution coverage	$133	100.0%	$253	100.0%	$473	100.0%	$879	100.0%	$1,738	100.0%
Cash flows (used in) provided by operations (GAAP basis)	$521		$1,110		$133		$(2,550)		$(786)
Net loss (in accordance with GAAP)	$(1,052)		$(1,051)		$(1,510)		$(1,091)		$(4,704)

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 53, you should carefully consider the following risks before deciding whether to vote for (1) if you are an AFIN stockholder, the company merger and the issuance of shares of AFIN common stock to RCA stockholders in connection with the company merger or (2) if you are an RCA stockholder, the approval of the RCA Charter Amendment and the approval of the company merger. In addition, you should read and consider the risks associated with the business of AFIN because these risks will also affect the operations and financial results of the combined company, the ability of the combined company to pay distributions and the value of the combined company. Risks in relation to AFIN and RCA can be found in AFIN’s and RCA’s respective Annual Reports on Form 10-K for the year ended December 31, 2015 and other reports filed by AFIN and RCA with the SEC. You should also read and consider the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 201. The occurrence of any of the risks discussed in this joint proxy statement/prospectus could have a material adverse effect on AFIN’s or RCA’s business, results of operations, financial condition and the value of AFIN and RCA common stock, as well as the business, results of operations, financial condition of the combined company and the value of AFIN common stock following the closing of the merger.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted to reflect changes in the value of either AFIN common stock or RCA common stock.

Upon completing the merger, each share of RCA’s common stock will be converted into the right to receive 0.385 shares of AFIN common stock and $0.95 of cash. This exchange ratio is fixed in the merger agreement and will not be adjusted to reflect events or circumstances or other developments of which AFIN or RCA become aware or which occur after the date of the merger agreement, or any changes in the relative values of AFIN and RCA resulting from a variety of factors (many of which are beyond the control of AFIN or RCA), including the following factors:

•	market reaction to the announcement of the terms of the merger or the prospects of the combined company;
•	changes in the business, operations, financial position and prospects of either company;
•	interest rates, general market and economic conditions and other factors generally affecting real estate property values and net operating income derived from real estate properties;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which AFIN and RCA operate; and
•	other factors beyond the control of AFIN and RCA, including those described or referred to elsewhere in this “Risk Factors” section.

Any such changes may materially affect the value of AFIN or RCA. Therefore, if, between the date of the merger agreement and the closing of the merger, the value of RCA common stock increases (or decreases) or the value of AFIN common stock decreases (or increases), the merger consideration may be less (or more) than the fair value of the RCA common stock or the AFIN common stock. Factors such as operating performance, actual or anticipated differences in operating results, changes in market valuations of similar companies, strategic decisions by AFIN or RCA, including the merger, or strategic decisions by AFIN’s or RCA’s competitors, the realization of any of the other risk factors presented in this joint proxy statement/prospectus, and other factors, including factors unrelated to AFIN’s or RCA’s performance such as general market conditions and changes in interest rates that may impact other companies, including AFIN’s and RCA’s competitors, could impact the value of AFIN common stock and RCA common stock.

The value of the RCA per share merger consideration has been estimated based on AFIN’s published estimated per share NAV and AFIN’s published estimated per share NAV may be lower than the market price of AFIN common stock when the AFIN common stock is listed on the NYSE.

The RCA per share merger consideration has an estimated value of approximately $10.26 per RCA share based on the exchange ratio and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17 and cash consideration of $0.95 per share. The AFIN published estimated per share NAV does not represent and AFIN can give no assurance that: (1) the amount at which AFIN’s shares would trade on a national securities exchange, (2) the amount a stockholder would obtain if he or she tried to sell his or her shares or (3) the amount stockholders would receive if AFIN liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. In addition, the estimated per share NAV does not reflect events subsequent to December 31, 2015 that would have affected AFIN’s NAV.

There is no active trading market for either the AFIN common stock or the RCA common stock. The value of AFIN common stock and the value of RCA common stock at the closing of the merger may vary from their respective values on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings. RCA stockholders cannot be sure of the value of the AFIN common stock they will receive upon completion of the merger, and AFIN stockholders cannot be sure of the market value of RCA common stock to be exchanged for AFIN common stock. AFIN’s common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it beings trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

The current lack of liquidity for shares of AFIN common stock and RCA common stock could adversely affect the market price of AFIN’s common stock upon listing.

Stockholders of AFIN and RCA have held shares with no trading market and therefore any stockholders wishing to exit their investment have not had the opportunity to do so. Once the AFIN common stock is listed on the NYSE or another exchange, these stockholders will have the ability to sell their shares of AFIN common stock. Sales of substantial amounts of shares of AFIN common stock, or the perception that such sales might occur could result in downward pressure on the price of the AFIN common stock. There can be no assurance that the trading price of AFIN common stock will equal or exceed AFIN’s published estimated per share NAV as of December 31, 2105 of $24.17.

The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA, which if not satisfied or waived, would adversely impact AFIN’s ability to complete the transactions.

The merger is subject to certain conditions, including, among other things (a) the approval of the company merger by the RCA stockholders, (b) the approval of the RCA Charter Amendment by the RCA stockholders, (c) the approval of the company merger and the issuance of AFIN common stock to the RCA stockholders by the AFIN stockholders, (d) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards and (e) certain other conditions described in “The Merger Agreement.” There can be no assurance these conditions will be satisfied or waived, if permitted or the occurrence of any effect, event, development or change will not transpire. If these conditions are not satisfied or waived by March 6, 2017 (or April 21, 2017, if the joint proxy statement/prospectus is not declared effective before January 6, 2017), the merger may not be completed. Therefore, there can be no assurance with respect to the timing of the closing of the merger or whether the merger will be completed.

RCA is seeking approval of its stockholders of the RCA Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the proposed merger.

RCA is seeking approval of its stockholders of the RCA Charter Amendment. If adopted, this proposal would remove substantive and procedural protections relating to Roll-Up Transactions, which would eliminate certain protections that would have applied to the proposed merger. For example, RCA’s charter provides that prior to conducting a Roll-Up Transaction, RCA would be required to obtain an appraisal of RCA’s assets. In addition, as part of the Roll-Up Transaction, RCA would be required to provide stockholders certain rights including the right to remain as a stockholder of RCA and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholders pro rata share of the appraised value of the net assets of RCA, even if the RCA Board concludes that transaction would be in RCA’s best interests. RCA’s proxy statement for its 2016 annual meeting of stockholders filed on April 29, 2016 contained proposals soliciting the approval of certain amendments to RCA’s charter, including the amendment currently proposed in the RCA Charter Amendment. However, RCA subsequently decided to withdraw certain of the proposed amendments, including the amendment proposed in the RCA Charter Amendment. Because the merger is conditioned on approval of the RCA Charter Amendment, the RCA stockholders will not be entitled to the benefit of these protections in connection with the merger.

AFIN and RCA stockholders’ percentage interest will be diluted by the merger.

The merger will dilute the relative ownership position of the current AFIN stockholders and result in RCA stockholders having an ownership interest in AFIN that is smaller than their current interest in RCA. AFIN stockholders and the former RCA stockholders are expected to hold approximately 63% and 37%, respectively, of the combined company’s common stock outstanding immediately after the merger. Consequently, AFIN stockholders and RCA stockholders, as a general matter, will have less influence over the management and policies of AFIN after the merger than each had over the management and policies of AFIN and RCA, respectively, immediately prior to the merger and will own a reduced percentage of the economic interests in the company.

If the merger does not occur, one of the companies may incur payment obligations to the other.

If the merger agreement is terminated under certain circumstances, including following a breach by the non-terminating party or a change in recommendation of the non-terminating party, AFIN or RCA, as applicable may be required to pay to the other party a termination fee equal to $25.6 million. Payment of this fee may have an adverse impact on the liquidity and capital resources of the entity required to pay the fee.

Failure to complete the merger could negatively impact the future business and financial results of either or both entities.

If the merger is not completed, the ongoing businesses of either or both entities could be adversely affected and each of AFIN and RCA will be subject to several risks, including the following:

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;
•	having to divert management focus and resources from operational matters and other strategic opportunities while working to implement the merger; and
•	failing to realize the expected benefits of the merger.

The pendency of the merger could adversely affect the business and operations of either or both entities.

In connection with the pending merger, some tenants or vendors of each of AFIN and RCA may delay or defer decisions because of uncertainty concerning the outcome of the merger, which could negatively impact the revenues, earnings, cash flows and expenses of AFIN and RCA, regardless of whether the merger is completed. In addition, due to operating covenants in the merger agreement, each of AFIN and RCA may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if these actions would prove beneficial.

Certain of the directors and executive officers of each of AFIN and RCA may have interests in the merger that are different from, or in addition to, those of the other AFIN stockholders and RCA stockholders, respectively.

Certain of the directors and executive officers of each of AFIN and RCA, including in their capacity as executives and members of the RCA Advisor, may have interests in the merger that are different from, or in addition to, those of the RCA stockholders and the AFIN stockholders, respectively. All of AFIN’s and RCA’s executive officers are executive officers of the AFIN Advisor and the RCA Advisor, respectively. These interests include:

•	the continuing employment and employee benefits by the AFIN Advisor or AFIN Property Manager;
•	while the RCA Advisory Agreement has a one-year renewable term and may be terminated on 60 days’ notice without cause or penalty, the term of the AFIN Advisory Agreement does not expire until April 29, 2035 and automatically renews for consecutive 20-year terms, unless terminated (1) in connection with AFIN’s right (which right is contained in amendments to the AFIN Advisory Agreement that will become effective only upon closing of the merger) to internalize the services provided under the AFIN Advisory Agreement after January 1, 2018 with payment of a specified internalization fee or (2) (a) by the independent directors of AFIN or by the AFIN Advisor with cause (as defined in the AFIN Advisory Agreement) upon 45 days’ notice, (b) by the AFIN Advisor for good reason (as defined in the AFIN Advisory Agreement) upon 60 days’ notice or (c) by the AFIN Advisor upon a change of control (as defined in the AFIN Advisory Agreement) upon 60 days’ notice;
•	all outstanding and unvested restricted shares of RCA owned by RCA’s independent directors will vest upon closing of the merger;
•	all outstanding RCA OP Units (other than those owned by RCA) and Class B Units, some of which are indirectly owned by the directors and executive officers of RCA, will be converted into the right to receive 0.424 AFIN OP Units;
•	all outstanding RCA OP Units and GP Units owned by RCA and its affiliates, some of which are indirectly owned by the directors and executive officers of RCA, will be converted into the right to receive 0.385 AFIN OP Units;
•	all outstanding RCA common stock owned by RCA and its affiliates, some of which are indirectly owned by the directors and executive officers of RCA, will be converted into the right to receive 0.385 shares of AFIN common stock and $0.95 of cash;
•	two of RCA’s independent directors, Leslie D. Michelson and Governor Edward G. Rendell, will serve as directors of AFIN following the consummation of the merger; and
•	the special limited partnership interest owned by the RCA Special Limited Partner, some of which are indirectly owned by the directors and executive officers of RCA, will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership and the merger agreement, which depicts the redemption price as approximately $3.1 million assuming the effective time of the merger occurred on September 30, 2016.

These interests, among other things, may influence the directors and executive officers of each of AFIN and RCA to support and approve the merger.

The merger agreement contains provisions that could discourage a potential competing acquiror or could result in any competing proposal being at a lower price than it might otherwise be.

Except for a 45 day go shop period that expired on October 21, 2016, the merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict RCA’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of RCA. In addition, under specified circumstances, including following a breach by the non-terminating party or a change in recommendation of the non-terminating party, one party may be required to pay to the other a termination fee.

These provisions could discourage a potential acquiror that might have an interest in acquiring all or a significant part of RCA from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or value than the value proposed to be received or realized in the merger with AFIN, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

The merger agreement contains provisions that grant the AFIN Board and the RCA Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.

Either AFIN or RCA may terminate the merger agreement, subject to the terms thereof, in response to a material event, circumstance, change or development that was not known to the applicable entity’s board of directors prior to signing the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the applicable entity’s board of directors prior to the effective time of the merger if the applicable entity’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the merger (and to terminate the merger agreement) would be inconsistent with the directors’ duties under applicable law. If the merger is not completed, the ongoing businesses of AFIN and RCA could be adversely affected.

There may be unexpected delays in completing the merger, which could impact the ability to timely achieve the benefits associated with the merger.

The merger agreement grants either AFIN or RCA the right to terminate the merger agreement if the merger has not occurred by March 6, 2017 (or April 21, 2017, if the joint proxy statement/prospectus is not declared effective before January 6, 2017). Certain events may delay the closing of the merger. Some of the events that could delay the closing of the merger include difficulties in obtaining the approval of AFIN stockholders or RCA stockholders or satisfying the other closing conditions to which the merger is subject.

AFIN will have additional indebtedness following the merger and may need to incur more in the future.

AFIN will have additional indebtedness following completion of the merger. At September 30, 2016, AFIN and RCA had total outstanding indebtedness of approximately $1.0 billion and $432.1 million, respectively. Giving effect to the RCA indebtedness that will be repaid at or prior to closing and a full draw on AFIN’s $360 million bridge loan facility, with respect to which AFIN has received a commitment but has not yet entered into a loan agreement, on a pro forma basis giving effect to the merger as of September 30, 2016, AFIN’s outstanding indebtedness was approximately $1.4 billion.

In addition, AFIN may incur additional indebtedness in the future. The amount of this indebtedness could have material adverse consequences for the combined company, including:

•	hindering AFIN’s ability to adjust to changing market, industry or economic conditions;
•	limiting AFIN’s ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions;
•	limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases or other uses; and
•	making the combined company more vulnerable to economic or industry downturns, including interest rate increases.

In addition, the bridge loan facility or any additional indebtedness incurred could contain covenants which limit AFIN’s ability to incur secured and unsecured debt, sell assets, make restricted payments (including dividends to its stockholders), engage in mergers and consolidations and take certain other actions.

Moreover, to respond to competitive challenges, the combined company may be required to raise additional capital to execute its business strategy. AFIN’s ability to arrange additional financing will depend on, among other factors, AFIN’s financial position and performance, as well as prevailing market conditions and other factors beyond AFIN’s control.

AFIN and RCA expect to incur substantial expenses related to the merger and may be unable to realize the anticipated benefits of the merger or do so within the anticipated timeframe.

AFIN and RCA expect to incur substantial expenses in connection with completing the merger, including fees to the financial advisors to the AFIN and RCA special committees and expenses relating to accounting and legal fees and cost reimbursements. There are a number of factors beyond AFIN’s and RCA’s control that could affect the total amount or the timing of these transaction expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the merger could, particularly in the near term, exceed the savings that AFIN expects to achieve following the completion of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. Even though the companies are operationally similar, management of the combined company will be required to devote attention and resources to integrating the properties and operations of AFIN and RCA. There is no assurance that the combined company will achieve the anticipated benefits of the merger, including G&A synergies and eliminating duplicative costs and functions.

After the merger is completed, RCA stockholders who receive AFIN common stock in the merger will have different rights that may be less favorable than their current rights as RCA stockholders.

After completing the merger, RCA stockholders will have different rights than they currently have as RCA stockholders. For example, RCA’s bylaws require the approval of holders of a majority of the shares of stock of RCA entitled to vote who are present in person or by proxy at a meeting at which a quorum is present to elect a director, whereas a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director under AFIN’s bylaws. Also, a special meeting of RCA may be called by RCA stockholders holding at least 10% of the votes entitled to be cast, whereas a special meeting of AFIN may be called by AFIN stockholders holding at least a majority of the votes entitled to be cast. See “Comparison of Rights of AFIN Stockholders and RCA Stockholders” beginning on page 195.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

There may be lawsuits filed challenging the merger, which could, among other things, result in AFIN and RCA incurring costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. Further, an injunction could be issued, prohibiting the parties from completing the merger on the agreed-upon terms in the expected time frame, or may prevent it from being completed altogether. This type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of AFIN’s and RCA’s businesses.

Counterparties to certain significant agreements with RCA have consent rights that may be triggered in connection with the merger.

Certain of RCA’s debt obligations, aggregating $432.1 million give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under these agreements, the merger constitutes a “change in control” and, therefore, the counterparty may assert its rights in connection with the merger. These consent rights have not yet been waived. AFIN has obtained a commitment for a $360.0 million bridge loan facility, which, subject to entering into a loan agreement, may be drawn, in addition to cash on hand, to repay such loans if the change in control provisions are invoked at or subsequent to the merger closing. AFIN and RCA are endeavoring to have the change in control provisions waived, however, these waivers are outside of their control. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. While AFIN has a commitment for a bridge loan facility and requires the financing under the bridge loan facility to repay certain indebtedness, the closing of the merger is not conditioned on closing of the bridge loan facility and there can be no assurance that the bridge loan facility will close. If consent is not obtained and such loans are not prepaid out of the proceeds of the bridge loan facility or otherwise, the failure to obtain consent under one agreement may be a default under agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

AFIN may incur adverse tax consequences if RCA fails to qualify as a REIT for U.S. federal income tax purposes.

If RCA fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, AFIN may inherit significant tax liabilities and could lose its REIT status should disqualifying activities continue after the merger.

If the merger fails to qualify as a reorganization under the Code, there will be adverse tax consequences.

The parties intend that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the obligations of both AFIN and RCA to complete the merger that they each receive an opinion from Proskauer to that effect. This tax opinion will be based on factual representations made by AFIN and RCA, and on customary assumptions. This tax opinion represents the legal judgment of outside counsel to AFIN and RCA and is not binding on the IRS.

If the merger were to fail to qualify as a reorganization, then an RCA shareholder generally would recognize gain or loss, as applicable, equal to the difference between (1) the sum of the amount of cash received (including cash received in lieu of a fractional AFIN common share) and the fair market value of the AFIN common shares received in the merger (determined at the effective time of the merger) and (2) the RCA shareholder’s adjusted tax basis in the RCA shares deemed surrendered in the merger. Moreover, RCA would be treated as selling, in a taxable transaction, all of its assets to AFIN, with the result that RCA would generally recognize gain or loss on the deemed transfer of its assets to AFIN and, unless RCA has made distributions (which would be deemed to include for this purpose the cash and fair market value of the AFIN common shares issued pursuant to the merger) to RCA shareholders in an amount at least equal to the net income or gain on the deemed sale of its assets to AFIN, RCA could incur a significant current tax liability, for which, as a result of the merger, AFIN would be liable.

Following the merger, the combined company may be unable to integrate the businesses of AFIN and RCA successfully and realize the anticipated economies of scale and other benefits of the merger or do so within the anticipated timeframe.

The merger involves the combination of two public companies that currently operate independently of one another. The combined company is expected to benefit by eliminating duplicative costs associated with operating a public reporting company. However, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of AFIN and RCA. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of AFIN and RCA in a manner that permits the combined company to achieve the cost savings anticipated to result from the merger, including the anticipated $10.9 million of annual savings in 2017;
•	the complexities of combining two companies with different property types and tenant bases;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; or
•	performance shortfalls as a result of diverting management’s time and attention to integrating each company’s operations.

Each of these may result in the anticipated benefits of the merger not being realized in the timeframe currently anticipated or at all. In addition, the integration process could distract management’s focus, disrupting the combined company’s ongoing business, which could, among other things, adversely affect the ability of the combined company to maintain relationships with tenants and vendors or to achieve the anticipated benefits of the merger.

Risk Factors Relating to AFIN Following the Merger and AFIN’s Operations Generally

AFIN’s investments are subject to the risks typically associated with commercial real estate investments.

Investments in real estate assets are subject to the risks typically associated with commercial real estate investments, including:

•	macroeconomic and local economic conditions;
•	the risks affecting tenant businesses;
•	the risks affecting industries in which tenants are concentrated or for which properties are specialized;

•	property management decisions;
•	property location and condition;
•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;
•	competition from comparable types of properties;
•	effects on a particular industry applicable to the property;
•	changes in governmental rules, regulations and fiscal policies, including environmental legislation;
•	changes in laws that increase operating expenses or limit rents that may be charged;
•	any need to address environmental contamination at the property;
•	the occurrence of any uninsured casualty at the property;
•	changes in national, regional or local economic conditions and/or specific industry segments;
•	declines in regional or local real estate values;
•	branding, marketing and operational strategies;
•	declines in regional or local rental or occupancy rates;
•	increases in interest rates;
•	real estate tax rates and other operating expenses;
•	acts of God;
•	social unrest and civil disturbances;
•	terrorism; and
•	increases in costs associated with renovation and/or construction.

The value of each of AFIN’s investments is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the value of AFIN’s assets and the return that AFIN can realize from its assets, as well as ability of borrowers under AFIN’s real estate debt investments to pay their loans.

The shares of AFIN common stock are newly approved for listing on the NYSE and have never been traded on a national securities exchange and as such have no trading history and there can be no assurance that the trading price of AFIN common stock will equal or exceed AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17.

There is not an active trading market for either the AFIN common stock or the RCA common stock. Although the shares of AFIN common stock have been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger, the shares are not expected to commence trading immediately upon the merger being completed. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. The AFIN Board has not yet determined when it will request that the AFIN common stock be listed and commence trading and any decision with respect to the timing of listing would be based on market conditions and other factors. Following the closing, the AFIN Board plans to meet to consider when it is in AFIN’s best interests to list. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

The aggregate value of the combined company’s common stock may be lower than the combined aggregate value of AFIN and RCA on a standalone basis.

The value of AFIN’s common stock may be lower than the combined aggregate value of AFIN and RCA on a standalone basis as a result of the merger if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by the management of AFIN and the AFIN Advisor, which we refer to collectively as AFIN Management, or if the effect of the merger on AFIN’s financial results is not consistent with the expectations of AFIN Management.

In addition, following the effective time of the merger, AFIN stockholders and former RCA stockholders will own interests in a combined company operating an expanded business with a different mix of properties, risks and liabilities. Either or both of AFIN’s and RCA’s portfolios may have a lower value as part of a diversified company than they would on a standalone basis. There can be no assurance that the trading price of AFIN common stock will equal or exceed AFIN’s published estimated per share NAV as of December 31, 2105 of $24.17.

AFIN cannot assure you that it will continue paying distributions at the current rate or at all.

There is no assurance that AFIN will be able to continue paying monthly distributions in the same per share amount, if at all, following the merger. Cash available for distributions may vary substantially from estimates for a number of reasons including:

•	as a result of the merger and the issuance of shares of AFIN common stock in connection with the merger, the total amount of cash required for AFIN to pay distributions at its current rate will increase;
•	changes in AFIN’s cash requirements, capital spending plans, cash flow or financial position;
•	rents from properties may decrease as a result of lease expirations, rent delinquencies or other factors, and future acquisitions of properties, real estate-related debt or real estate-related securities may produce less cash available for distribution than expected;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the AFIN Board, which reserves the right to change AFIN’s distribution practices at any time and for any reason; and
•	AFIN may desire to retain cash to maintain or improve its credit ratings.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded portfolio and operations following the merger.

Following the merger, the combined company will have an expanded portfolio with new property types and operations and is expected to continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

AFIN has incurred operating losses and may not achieve profitability.

Since its inception in January 2013 through September 30, 2016, AFIN has incurred cumulative net losses (calculated in accordance with U.S. GAAP) equal to $62.6 million. The extent of AFIN’s future operating losses and the timing of the profitability are highly uncertain, and AFIN may never achieve or sustain profitability.

AFIN’s capital resources may be insufficient to support its operations. If AFIN’s capital resources are not sufficient, AFIN may not be able to, among other things:

•	identify and acquire investments that further its investment strategies;
•	respond to competition for its targeted real estate properties and other investments as well as for potential investors; and
•	continue to build and expand its operations structure to support its business.

AFIN cannot guarantee that AFIN will succeed in achieving these goals.

AFIN may terminate the AFIN Advisory Agreement with the AFIN Advisor in only limited circumstances.

AFIN has and will continue to have limited rights to terminate the AFIN Advisor. The initial of the AFIN Advisory Agreement, as currently in effect and as the AFIN Advisory Agreement will be amended by the amendments that will take effect upon the closing of the merger, expires on April 29, 2035, but is automatically renewed for consecutive 20-year terms unless terminated (1) in connection with AFIN’s right (which right is contained in amendments to the AFIN Advisory Agreement that will become effective only upon closing of the merger) to internalize the services provided under the AFIN Advisory Agreement after January 1, 2018 with payment of a specified internalization fee or (2) (a) by the independent directors of AFIN or by the AFIN Advisor with cause (as defined in the AFIN Advisory Agreement) upon 45 days’ notice, (b) by the AFIN Advisor for good reason (as defined in the AFIN Advisory Agreement) upon 60 days’ notice or (c) by the AFIN Advisor upon a change of control (as defined in the AFIN Advisory Agreement) upon 60 days’ notice. The current RCA Advisory Agreement has a one-year renewable term which may be terminated upon 60 days’ notice without cause or penalty by either RCA or the RCA Advisor. The limited termination rights of the AFIN Advisory Agreement will make it difficult for AFIN to renegotiate the terms of the AFIN Advisory Agreement or replace the AFIN Advisor even if the terms of the agreement are no longer consistent with the terms offered to other externally-managed REITs and may also discourage a third party from making an offer for the company at a premium price.

If AFIN internalizes its management functions, AFIN may be unable to obtain key personnel, and AFIN’s ability to achieve its investment objectives could be delayed or hindered.

AFIN may terminate its agreement with the AFIN Advisor and decide to become self-managed after January 1, 2018, according to the terms of the amended AFIN Advisory Agreement. If AFIN internalizes its management functions, certain key employees of the AFIN Advisor may not become employees of AFIN but may instead remain employees of the AFIN Advisor or its affiliates. An inability to hire certain key employees of the AFIN Advisor could result in AFIN incurring costs and suffering deficiencies in AFIN’s disclosure controls and procedures or AFIN’s internal control over financial reporting. An inability to manage an internalization effectively could, among other things, divert management’s attention from most effectively managing AFIN’s investments. Additionally, if AFIN internalizes its management functions, AFIN could have difficulty integrating these functions. Currently, the officers of the AFIN Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. In addition, there is no agreement between AFIN and either the AFIN Advisor or the AFIN Advisor’s employees that provides that such personnel will become employees of AFIN if AFIN internalizes its management functions. AFIN may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity and may have to hire officers that are not familiar with AFIN or its investments.

If the AFIN Advisor loses or is unable to obtain key personnel, including in the event another AR Global-sponsored program internalizes its advisor, AFIN’s ability to achieve its investment objectives could be negatively impacted.

AFIN’s success depends to a significant degree upon the contributions of its executive officers and other key personnel of the AFIN Advisor, including Edward M. Weil, Jr. and Nicholas Radesca. The AFIN Advisor does not have employment agreements with any of these key personnel and AFIN cannot guarantee that all, or any particular one, will remain affiliated with AFIN or the AFIN Advisor. If any of AFIN’s key personnel were to cease their affiliation with the AFIN Advisor, AFIN’s operating results could suffer. This could occur, among other ways, if another AR Global-sponsored program internalizes its advisor. If that occurs, key personnel of the AFIN Advisor, who also are key personnel of the internalized advisor, could become employees of the other program and would no longer be available to the AFIN Advisor. Further, AFIN does not separately maintain key person life insurance on any person. AFIN believes that its future success depends, in large part, upon the AFIN Advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the AFIN Advisor will be successful in attracting and retaining skilled personnel. If the AFIN Advisor loses or is unable to obtain the services of key personnel, the AFIN Advisor’s ability to achieve AFIN’s investment objectives could be negatively impacted.

In addition, the AFIN Advisor depends upon the fees and other compensation received from AFIN to conduct the AFIN Advisor’s operations. Any adverse changes in the financial condition of, or its relationship with, the AFIN Advisor could hinder AFIN’s operations and portfolio of investments. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting the AFIN Advisor or its affiliates or other companies advised by the AFIN Advisor and its affiliates could create adverse publicity and adversely affect AFIN and its relationship with lenders, tenants or counterparties.

Distributions paid by AFIN from sources other than its cash flows from operations will result in AFIN having fewer funds available for the acquisition of properties and other real estate-related investments.

AFIN’s cash flows provided by operations were $55.8 million for the nine months ended September 30, 2016; however, distributions paid to AFIN common stockholders were $81.0 million, including $20.5 million of distributions from the sale of shares through AFIN’s distribution reinvestment plan. RCA’s cash flows provided by operations were $41.7 million for the nine months ended September 30, 2016; however, distributions paid to RCA’s common stockholders were $47.2 million, including $22.0 million of distributions from the sale of shares through RCA’s distribution reinvestment program. During the nine months ended September 30, 2016, AFIN paid 100% of its distributions from cash flows provided by operations. Historically, RCA has had a higher percentage of distributions covered from cash flows provided by operations compared to AFIN. During the nine months ended September 30, 2016, RCA paid 36.0% of its distributions from proceeds from common stock issued through RCA’s distribution reinvestment program and 64.0% from cash flows provided by operations.

Each of AFIN’s and RCA’s distribution reinvestment plans are currently suspended. AFIN’s distribution reinvestment plan will be terminated prior to listing on the NYSE.

If the combined company does not generate sufficient cash flows from its operations to fund distributions, the combined company may have to reduce or suspend distribution payments, or pay distributions from other sources, such as from borrowings, the sale of additional securities, advances from the AFIN Advisor, or the AFIN Advisor’s deferral, suspension or waiver of its fees and expense reimbursements. Moreover, the AFIN Board may change its distribution policy, in its sole discretion, at any time to either reduce the amount of distributions that it pays or use other sources to fund distributions such as borrowing monies, using the proceeds from asset sales or using the proceeds from the sale of shares, including shares sold under its distribution reinvestment plan.

Funding distributions from borrowings could restrict the amount AFIN can borrow for investments, which may impact the funds available for other uses, such as acquisitions or capital expenditures, and may affect AFIN’s profitability. Funding distributions with the sale of assets or the proceeds from issuance of AFIN common stock may affect its ability to generate cash future flows. Funding distributions from the sale of additional securities could dilute a stockholder’s interest in AFIN if AFIN sells shares of AFIN common stock or securities that are convertible or exercisable into shares of AFIN common stock to third party investors.

Giving effect to the merger, approximately 31.0% of AFIN’s annualized straight-line rent on a combined basis will be generated from four tenants.

As of September 30, 2016, AFIN derived 5.0% or more of its consolidated annualized rental income on a straight-line basis from the following tenants and their affiliates:

Tenant	Number of Properties	September 30, 2016
SunTrust Bank	204	17.8%
Sanofi US	1	11.4%
C&S Wholesale Grocer	5	10.2%
AmeriCold	9	7.7%
Merrill Lynch, Pierce, Fenner & Smith	3	7.7%
Stop & Shop	8	6.0%

Therefore, financial difficulties experienced by any of these tenants could have a material adverse effect on AFIN’s results of operations and AFIN’s financial condition. In addition, the value of AFIN’s investments are impacted by the credit quality of its underlying tenants, and an adverse change in either the tenant’s financial condition or a decline in the credit rating of a tenant may result in a decline in the value of AFIN’s investments.

Giving effect to the merger, on a combined basis for the nine months ended September 30, 2016, AFIN would have derived 5.0% or more of its consolidated annualized rental income on a straight-line basis from the following tenants and their affiliates:

Tenant	Number of Properties	September 30, 2016
SunTrust Bank	204	11.7%
Sanofi US	1	7.5%
C&S Wholesale Grocer	5	6.7%
AmeriCold	9	5.1%

Based on annualized rental income on a straight-line basis and properties owned as of September 30, 2016, approximately 39.1% of the combined company’s properties will be multi-tenant retail properties following the merger.

AFIN owns properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants and RCA owns properties comprised of anchored, stabilized core retail properties, including power centers and lifestyle centers. Assuming the merger was completed as of September 30, 2016, on a pro forma basis, the combined company would have owned a portfolio with 35 multi-tenant retail properties, representing 39.1% of the total properties based on annualized rental income on a straight-line basis. Therefore, following the merger, AFIN’s business will be more dependent on the operations and management of these retail properties instead of net leased properties that historically have been driven by the credit quality of the underlying tenants. Multi-tenant retail properties are subject to increased risk relating to the operation of the property, including:

•	risks affecting the retail industry generally;
•	the reliance on anchor tenants; and
•	competition with other retail channels, including e-commerce.

In addition, multi-tenant retail properties generally are not net leased, which will result in AFIN bearing certain costs and expenses of these properties, as opposed to net leased properties that require tenants to bear all, or substantially all, of the costs and expenses of the properties.

Following the merger, a high concentration of AFIN’s properties in a particular geographic area may magnify the effect of any downturn in that geographic area and could have a disproportionate adverse effect on the value of its investments.

As of September 30, 2016, AFIN owned properties concentrated in the following states where annualized rental income on a straight-line basis represented 10.0% or greater of AFIN’s consolidated annualized rental income on a straight-line basis:

State	September 30, 2016
New Jersey	20.0%
Georgia	11.0%

Any adverse situation that disproportionately affects a specific geographic region may have a magnified adverse effect on AFIN’s portfolio. Factors that may negatively affect economic conditions in a specific geographic area include:

•	business layoffs, downsizing or relocations;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;
•	increased telecommuting and use of alternative work places;
•	infrastructure quality;
•	any oversupply of, or reduced demand for, real estate;
•	concessions or reduced rental rates under new leases for properties where tenants defaulted; and
•	increased insurance premiums.

Giving effect to the merger, on a combined basis, for the nine months ended September 30, 2016, AFIN would not have owned properties in any state that in total represented 10.0% or greater of consolidated annualized rental income on a straight-line basis.

Net leases may not result in fair market lease rates over time, which could negatively impact AFIN’s income and reduce the amount of funds available to make distributions to stockholders.

Almost all of AFIN’s rental income has historically been generated by net leases. Assuming the merger was completed as of September 30, 2016, on a pro forma basis, the combined company would have owned a portfolio with 455 net leased properties, representing 60.9% of the total properties based on annualized rental income on a straight-line basis. Net leases generally provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, AFIN’s income could be lower than it would otherwise be if AFIN did not engage in net leases.

Competition with other retail channels may reduce the combined company’s profitability and the return on stockholders’ investment.

The combined company’s retail tenants will face potentially changing consumer preferences and increasing competition from other forms of retailing, such as e-commerce, discount shopping centers, outlet centers, upscale neighborhood strip centers, catalogues and other forms of direct marketing, discount shopping clubs and telemarketing. Other retail centers within the market area of the combined company’s properties will compete with the combined company’s properties for customers, affecting their tenants’ cash flows and thus affecting their ability to pay rent. In addition, some of the combined company tenants’ rent payments may be based on the amount of sales revenue that they generate. If these tenants experience competition, the amount of their rent may decrease and cash flows will decrease.

Difficulties or delays in renewing leases with tenants or re-leasing space vacated by tenants would materially impact AFIN’s results of operations.

The following table sets forth, on a pro forma basis, a summary of lease expirations for the next ten years as of September 30, 2016:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1) (in thousands)	Percent of Annualized Rental Income Expiring	Leased Rentable Square Feet	Percent of Rentable Square Feet Expiring
2016	14	$688	0.3%	46,431	0.2%
2017	125	13,684	5.5%	870,651	4.4%
2018	116	15,252	6.1%	1,020,820	5.2%
2019	126	21,316	8.5%	1,656,863	8.4%
2020	99	13,448	5.4%	1,144,253	5.8%
2021	73	16,194	6.5%	1,375,846	7.0%
2022	38	17,444	7.0%	2,157,083	10.9%
2023	59	15,322	6.1%	2,051,420	10.4%
2024	45	11,478	4.6%	778,014	3.9%
2025	60	17,839	7.1%	1,362,945	6.9%
Thereafter	351	107,667	42.9%	7,280,503	36.9%
Total	1,106	$250,332	100.0%	19,744,829	100.0%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

There are no assurances that AFIN’s tenants will renew all or any of their space upon expiration of their current leases. To the extent AFIN is unable to renew leases or re-let space as leases expire, it would result in decreased cash flows from tenants and reduce the income produced by AFIN’s properties.

AFIN may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact its ability to make distributions to stockholders.

If tenants do not renew their leases or otherwise vacate their space, AFIN may be required to invest substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, the combined company will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops, even if its leases with tenants require tenants to pay routine property maintenance costs. If AFIN needs additional capital in the future to improve or maintain its properties or for any other reason, AFIN will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If AFIN cannot procure additional funding for capital improvements, its investments may generate lower cash flows or decline in value, or both.

The CRE Debt Investments AFIN invests in could be subject to delinquency, loss and bankruptcy, which could result in losses.

Commercial real estate loans are subject to risks of delinquency, foreclosure, loss and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by, or dependent on revenue derived from, commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. Net operating income of a property can be affected by the risks affecting real estate investments generally, including those discussed above under “— AFIN’s investments are subject to the risks typically associated with commercial real estate investments.”

If a default or bankruptcy occurs in respect of an unsecured loan, or a loan secured by property for which the proceeds of liquidation (net of expenses) is less than the loan amount, AFIN will suffer a loss.

CRE Debt Investments and other commercial real estate investments are subject to the risks typically associated with commercial real estate.

CRE Debt Investments AFIN originates and invests in may be secured by a lien on real property. If AFIN’s investment is secured by such a lien, the occurrence of a default on a CRE Debt Investment could result in AFIN acquiring ownership of the property. There can be no assurance that the values of the collateral ultimately securing CRE Debt Investments will remain at the levels existing on the dates of origination of such loans. If the value of the collateral drops, in the event of a default and foreclosure, AFIN may not recover the full value of its investment. In this manner, real estate values could impact the values of CRE Debt Investments and the collateral securing the CRE Debt Investment. Therefore, AFIN’s commercial real estate debt and securities investments are subject to many of the risks typically associated with owning the underlying real estate.

AFIN may invest in types of commercial real estate debt that involve greater risk of loss to AFIN.

To the extent AFIN acquires or originates subordinate commercial real estate debt, including subordinate mortgage and mezzanine loans and participations in such loans, these types of investments may involve a higher degree of risk than first mortgage loans secured by real property. Furthermore, some of AFIN’s CRE Debt Investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies, which typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than first mortgage loans and investment grade rated assets.

Risk Factors Relating to RCA

RCA depends on Lincoln and its affiliates, acting on behalf of and under the oversight of the RCA Advisor, to achieve RCA’s investment objectives, and there can be no assurance that Lincoln will continue to provide services after the closing of the merger.

RCA currently depends on the RCA Advisor and upon the ability of Lincoln and its affiliates, acting on behalf of and under the oversight of the RCA Advisor, to locate suitable investments, manage its properties and select tenants for RCA’s properties. No agreements have been executed between the AFIN Advisor and Lincoln and there can be no assurance Lincoln will continue to provide services with respect to the RCA Properties. If the AFIN Advisor is unable to enter into an agreement with Lincoln, it could adversely affect its ability to continue to make investments similar to those made by RCA prior to the merger and to manage those properties. Even if Lincoln continues to provide services after the closing of the merger, there can be no assurance that the AFIN Advisor or Lincoln or their respective affiliates will be successful in locating suitable investments on financially attractive terms or that the combined company’s objectives will be achieved.

RCA has incurred operating losses and cannot guarantee that RCA will achieve profitability.

Since its inception in July 2010 until September 30, 2016, RCA has incurred cumulative net losses (calculated in accordance with U.S. GAAP) equal to $28.4 million. The extent of its future operating losses and the timing of the profitability are highly uncertain, and RCA may never achieve or sustain profitability.

RCA has paid distributions from sources other than cash flows from operations.

During the nine months ended September 30, 2016, distributions paid to RCA’s common stockholders totaled $47.2 million, including $22.0 million of distributions from the sale of shares through RCA’s distribution reinvestment program. During the nine months ended September 30, 2016, RCA paid 36.0% of its distributions from the sale of shares through RCA’s distribution reinvestment program and 64.0% from cash flows provided by operations. RCA’s cash flows provided by operations were $41.7 million for the nine months ended September 30, 2016. See “— Distributions paid by AFIN from sources other than its cash flows from operations will result in AFIN having fewer funds available for the acquisition of properties and other real estate-related investments.”

A high concentration of RCA’s properties are located in two states, exposing RCA to the effect of any downturn in those states.

As of September 30, 2016, RCA derived 10.0% or more of its consolidated annualized rental income on a straight-line basis from properties located in the following states:

State	September 30, 2016
Texas	12.7%
North Carolina	11.7%

Because a high concentration of RCA’s properties are located in these two states, any adverse situation that disproportionately affects these states would have a magnified adverse effect on RCA’s portfolio.

RCA’s properties face competition that may affect tenants’ ability to pay rent.

RCA’s properties typically are located in developed areas. In these cases, there are and will be numerous other properties within the market area of each of RCA’s properties that will compete with it for tenants. The number of competitive properties could have a material effect on RCA’s ability to rent space at its properties and the amount of rents charged. RCA could be adversely affected if additional competitive properties are built in locations competitive with its properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flows from tenants and may require RCA to make further capital improvements.

Also, to the extent RCA is unable to renew leases or re-let space as leases expire, it would result in decreased cash flows from tenants and reduce the income produced by its properties. Excessive vacancies (and related reduced shopper traffic) at one of its properties may hurt sales of other tenants at that property and may discourage them from renewing leases.

RCA’s properties consist primarily of retail properties. RCA’s performance, therefore, is linked to the market for retail space generally and a downturn in the retail market could have an adverse effect on the value of stockholders’ investment.

The market for retail space has been and could be adversely affected by weaknesses in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, excess amounts of retail space in a number of markets and competition for tenants with other shopping centers in the markets. Customer traffic to these shopping areas may be adversely affected by the closing of stores in the same shopping center, or by a reduction in traffic to these stores resulting from a regional economic downturn, a general downturn in the local area where RCA’s property is located, or a decline in the desirability of the shopping environment of a particular retail property.

Further, a retail property’s revenues and value may be adversely affected by a number of factors, many of which apply to real estate investment generally, but which also include trends in the retail industry and perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property. RCA’s properties are public places and any incidents of crime or violence would result in a reduction of business traffic to tenant stores in RCA’s properties. Any such incidents may also expose RCA to civil liability. In addition, to the extent that the investing public has a negative perception of the retail sector, the value of RCA’s properties or the value of RCA common stock may be negatively impacted.

Some of RCA’s leases provide for base rent plus contractual base rent increases. A number of RCA’s retail leases also include a percentage rent clause for additional rent above the base amount based upon a specified percentage of the sales its tenants generate. Under those leases which contain percentage rent clauses, RCA’s revenue from tenants may increase as the sales of its tenants increase. Generally, retailers face declining revenues during downturns in the economy. As a result, the portion of RCA’s revenue which it may derive from percentage rent leases could be adversely affected by a general economic downturn.

RCA’s revenue is impacted by the success and economic viability of its anchor retail tenants. RCA’s reliance on single or significant tenants in certain buildings may decrease its ability to lease vacated space.

In the retail sector, any tenant occupying a large portion of the gross leasable area of a retail center, a tenant of any of the triple-net single-user retail properties outside the primary geographical area of investment, commonly referred to as an anchor tenant, or a tenant that is an anchor tenant at more than one retail center, may become insolvent, may suffer a downturn in business, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to RCA and would adversely affect RCA’s financial condition. A lease termination by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases permit cancellation or rent reduction if another tenant’s lease is terminated. RCA owns properties where the tenants may have rights to terminate their leases if certain other tenants are no longer open for business. These “co-tenancy” provisions also may exist in some leases where RCA owns a portion of a retail property and one or more of the anchor tenants leases space in that portion of the center not owned or controlled by RCA. If these tenants were to vacate their space, tenants with co-tenancy provisions would have the right to terminate their leases or seek a rent reduction. In such event, RCA may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases at the retail center. If RCA is unable to re-lease the vacated space to a new anchor tenant, it may incur additional expenses in order to remodel the space to be able to re-lease the space to more than one tenant.

RCA’s operating results may be negatively affected by potential construction delays and resultant increased costs and risks.

If RCA constructs improvements on acquired properties, RCA will be subject to uncertainties associated with re-zoning, environmental concerns of governmental entities and community groups, and the builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, RCA may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance also may be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. RCA may incur additional risks when it makes periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or the loss of an investment. RCA also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time RCA acquires the property. If RCA’s projections are inaccurate, RCA may pay too much for a property, and the return on its investment could suffer.

Because most of RCA’s assets are public places, acts of terror, crimes, mass shootings and other incidents beyond RCA’s control may occur, which could result in a reduction of business traffic at RCA’s properties and could expose RCA to civil liability.

Because most of RCA’s assets are open to the public, the assets will be exposed to a number of incidents that may take place within their premises and that are beyond RCA’s control or ability to prevent, which may harm RCA’s consumers and visitors. If an act of terror, a mass shooting or other violence were to occur, RCA may lose tenants or be forced to close its assets for some time. If any of these incidents were to occur, the relevant asset could face material damage to its image and the property could experience a reduction of business traffic due to lack of confidence in the premises’ security. In addition, RCA may be exposed to civil liability and be required to indemnify the victims, and RCA’s insurance premiums could rise, any of which could adversely affect RCA.

Risk Factors Related to AFIN’s Corporate Structure and Common Stock

AFIN’s charter contains restrictions on the ownership and transfer of shares of AFIN common stock, which may discourage a takeover that could otherwise result in a premium price to stockholders or may make it difficult for stockholders of the combined company to sell their shares.

AFIN’s charter contains restrictions on the ownership and transfer of shares of AFIN common stock. AFIN’s charter prohibits the ownership of more than 9.8% in value of the aggregate of the outstanding shares of AFIN’s stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of AFIN’s stock by a single investor, unless exempted (prospectively or retroactively) by the AFIN Board, which may inhibit large investors from desiring to purchase AFIN’s shares. This restriction may also have the effect of delaying, deferring or preventing a change in control of AFIN, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all AFIN’s assets) that might provide a premium price for holders of AFIN common stock.

AFIN’s charter permits the AFIN Board to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring AFIN in a manner that might result in a premium price to its stockholders.

AFIN’s charter permits the AFIN Board to issue up to 350.0 million shares of stock. In addition, the AFIN Board, without any action by its stockholders, may amend its charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that AFIN has authority to issue. The AFIN Board may classify or reclassify any unissued common stock or preferred stock into other classes or series and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any such stock. Thus, the AFIN Board could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of AFIN common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of AFIN, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all its assets) that might provide a premium price for holders of AFIN common stock.

REITs are subject to a range of complex organizational and operational requirements.

As REITs, each of AFIN and RCA must distribute to its stockholders with respect to each taxable year at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gain. A REIT must also meet certain requirements with respect to the nature of its income and assets and the ownership of its stock. For any taxable year that AFIN or RCA fails to qualify as a REIT, then AFIN or RCA, as the case may be, will not be allowed a deduction for dividends paid to its stockholders in computing taxable income and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, AFIN or RCA, as the case may be, could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, AFIN or RCA, as the case may be, would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If AFIN or RCA failed to qualify as a REIT, the value of AFIN common stock may decline, and AFIN may need to reduce substantially the amount of distributions to its stockholders because of its potentially increased tax liability.

AFIN and RCA are subject to other risks.

The risks listed above are not exhaustive, and you should be aware that following the merger, AFIN and RCA will face various other risks, including those discussed in reports filed by AFIN and RCA with the SEC. See “Where You Can Find More Information” beginning on page 201.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forecasts and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or AFIN’s or RCA’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger” beginning on page 93, “The Merger — Recommendation of the AFIN Board and Its Reasons for the Merger” beginning on page 106, “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110, “The Merger — Certain Unaudited Projections Used by the AFIN Board and the AFIN Special Committee’s Financial Advisor” beginning on page 121, “The Merger — Certain Unaudited Projections Used by the RCA Board and the RCA Special Committee’s Financial Advisor” beginning on page 129 constitute forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond AFIN’s and RCA’s control. These include the factors described above in “Risk Factors” and under the caption “Risk Factors” in AFIN’s Annual Report on Form 10-K for the year ended December 31, 2015, subsequent Quarterly Reports on Form 10-Q and subsequent current reports on Form 8-K, as well as:

•	AFIN’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments;
•	the nature and extent of future competition;
•	increases in each company’s cost of borrowing as a result of changes in interest rates and other factors;
•	each company’s ability to repay, refinance, restructure or extend its indebtedness as it becomes due;
•	the ability and willingness of each company’s tenants to renew their leases upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the tenants or in the event either company exercises its right to replace an existing tenant upon default;
•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major tenants;
•	risks associated with the ability to consummate the merger and the timing of completing the merger;
•	the risk that the anticipated benefits of the merger from G&A synergies and the elimination of duplicative costs and functions, including an estimated $10.9 million of annual savings in 2017 from a reduction of $6.1 million of RCA asset management fees and $4.8 million of duplicative corporate G&A (consisting of reductions in expenses for audit, tax, accounting, legal and other professional services), may not be realized or may take longer to realize than expected;
•	unexpected costs or unexpected liabilities that may arise from the merger or other transactions, whether or not consummated; and
•	each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations.

Discussions of additional important factors and assumptions are contained in AFIN’s and RCA’s filings with the SEC and are available at the SEC’s website at www.sec.gov, including Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2015. In light of these risks, uncertainties, assumptions and factors, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that AFIN, RCA or persons acting on their behalf may issue.

Except as otherwise required by applicable law, AFIN and RCA disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

THE COMPANIES

American Finance Trust, Inc. and Genie Acquisition, LLC

American Finance Trust, Inc.

AFIN is a Maryland corporation incorporated in January 2013 that qualified as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. Substantially all of AFIN’s business is conducted through its operating partnership, the AFIN OP, of which AFIN is the sole general partner.

AFIN owns a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. The AFIN Property Manager manages AFIN’s investments in the Net Lease Portfolio. As of September 30, 2016, AFIN owned 458 properties, comprised of 13.3 million rentable square feet and located in 37 states, including Washington, D.C. The properties were 100% leased, with a weighted average remaining lease term of 9.4 years. As of September 30, 2016, 71.2% of AFIN’s portfolio was leased to investment grade or implied investment grade tenants. In contrast, RCA has acquired stabilized core retail properties, including power centers and lifestyle centers, that are not net leased tenants.

In addition, AFIN may invest in CRE Debt Investments. As of September 30, 2016, AFIN had one CRE Debt Investment with a par value of $17.2 million, interest rate of 4.50% plus 1-month LIBOR and loan-to-value ratio of 66.0%. AFIN has financed its CRE Debt Investments primarily through mortgage financing secured by its Net Lease Portfolio, and it may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

On March 17, 2016, the AFIN Board unanimously approved an AFIN estimated per share NAV equal to $24.17 as of December 31, 2015. As of December 15, 2016, AFIN had 65.8 million shares of common stock outstanding held by a total of 33,433 stockholders.

AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 18, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch properties”) owned by AFIN for a purchase price of $148.0 million, exclusive of closing costs. The potential buyer, an unaffiliated third party, is a Texas-based institutional real estate investment firm focusing on office, retial and industrial assets (the “Buyer”). The Buyer’s obligation to close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the Buyer’s due diligence review, which the Buyer completed on December 1, 2016, as well as a financing contingency, which expired on December 13, 2016. As a result, the Buyer’s $3.0 million deposit is non-refundable. The purchase and sale agreement is subject to customary conditions. Although AFIN believes the disposition of the Merrill Lynch properties is probable, there can be no assurance that the disposition will be consummated. All references to AFIN after completion of the merger or the combined company give effect to the mergers and to the disposition by AFIN of the Merrill Lynch properties.

AFIN has no employees. AFIN retains the AFIN Advisor to manage the company’s affairs on a day-to-day basis and the AFIN Property Manager to serve as property manager. The AFIN Advisor and the AFIN Property Manager are wholly owned subsidiaries of AR Global, which is AFIN’s sponsor and which we refer to as the AFIN Sponsor, as a result of which, they are related parties of AFIN, and each have received or will receive compensation, as applicable, fees and expense reimbursements for services related to managing AFIN’s business. The employees of the AFIN Advisor and other entities under common control with the AFIN Sponsor perform a full range of real estate services for AFIN, including acquisitions, property management, accounting, legal, asset management, wholesale brokerage, transfer agent and investor relations services. AFIN is dependent on these companies for essential services, including asset acquisition decisions, property management and other general administrative responsibilities. In the event that any of these companies were unable to provide these services, AFIN would be required to provide these services itself or obtain these services from other sources.

Investment Strategy

AFIN has acquired a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. AFIN manages its investments in its existing portfolio of Net Lease Portfolio and selectively invests in additional net lease properties. In addition, AFIN invests in CRE Debt Investments. AFIN has financed its CRE Debt Investments primarily through mortgage financing secured by AFIN’s Net Lease Portfolio, and AFIN may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

AFIN implemented its investment strategy as follows:

•	Freestanding, Single-Tenant Properties — Buy primarily freestanding single-tenant properties net leased to investment grade and other creditworthy tenants; however, AFIN will not forgo opportunities to invest in other types of real estate investments that meet AFIN’s overall investment objectives;
•	Long-Term Leases — Enter into long-term leases with minimum, non-cancelable lease terms of ten or more years;
•	CRE Debt Investments — Originate and acquire CRE Debt Investments;
•	Low Leverage — Finance AFIN’s portfolio opportunistically (taking advantage of opportunities as they arise) at a target leverage level of not more than 45% loan-to-value. Loan-to-value ratio is a lending risk assessment ratio that is examined before approving a mortgage and is calculated by dividing the mortgage amount by the appraised value of the property; and
•	Diversified Portfolio — Assemble, manage and optimize a well-diversified portfolio based on geography, tenant diversity, lease expirations, and other factors.

Acquisition and Investment Policies

Real Estate Investment Focus

AFIN has acquired a diversified portfolio comprised primarily of freestanding single-tenant bank branch, convenience store, retail, office and industrial properties that are double-net and triple-net leased on long-term basis to investment grade and other creditworthy tenants.

AFIN’s existing investment objectives are (a) to provide current income for investors through the payment of cash distributions and (b) to preserve and return investors’ capital and to maximize risk-adjusted returns. Unlike funds that invest solely in multi-tenant properties, or in properties that are predominantly occupied by non-investment grade tenants and subject to short-term leases, AFIN has acquired a diversified portfolio comprised primarily of investment grade and creditworthy single-tenant properties, most of which are originally net leased for periods of 10 to 25 years. From time-to-time, AFIN has acquired, and may in the future acquire, properties with shorter remaining lease terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable attributes.

There is no limit on the number, size or type of properties that AFIN may acquire. The number and mix of properties depend upon real estate market conditions and other circumstances existing at the time of acquisition of properties.

Investing in Real Property

AFIN has invested primarily in, and may continue to invest in, freestanding, single-tenant commercial properties net leased to investment grade and other creditworthy tenants. AFIN’s management considers relevant real estate and financial factors, including the location of the property, the leases and other agreements affecting the property, the creditworthiness of major tenants, the property’s income-producing capacity, its physical condition, its prospects for appreciation, its prospects for liquidity, tax considerations and other factors when evaluating prospective investments in real property. The AFIN Advisor has substantial discretion with respect to the selection of specific investments, subject to board approval.

Acquisition Structure

To date, AFIN has acquired fee interests (a “fee interest” is the absolute, legal possession and ownership of land, property, or rights) and leasehold interests (a “leasehold interest” is a right to enjoy the exclusive possession and use of an asset or property for a stated definite period as created by a written lease) in properties. AFIN anticipates continuing to do so if AFIN acquires properties in the future, although other methods of acquiring a property may be utilized if AFIN deems it to be advantageous. For example, AFIN may acquire properties through a joint venture or the acquisition of substantially all of the interests of an entity which in turn owns the real property.

International Investments

AFIN does not intend to invest in real estate outside of the United States or the Commonwealth of Puerto Rico or make other real estate investments related to assets located outside of the United States.

Development and Construction of Properties

AFIN has not invested in undeveloped land, developing new properties, or substantially redeveloping existing properties.

Joint Ventures

AFIN may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. Some of the potential reasons to enter into a joint venture would be to acquire assets AFIN could not otherwise acquire, to reduce its capital commitment to a particular asset, or to benefit from certain expertise that a partner might have.

AFIN’s general policy is to invest in joint ventures only when it will have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture, however, AFIN may not have sufficient funds to exercise its right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specifically allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

CRE Debt Investments

Portfolio

The AFIN Advisor believes that AFIN’s ability to secure financing collateralized by its Net Lease Portfolio provides AFIN with a cost advantage relative to other non-bank lenders operating in the same market. Further, The AFIN Advisor believes that AFIN’s Net Lease Portfolio is complementary to acquiring CRE Debt Investments, given the potentially advantageous tax effects arising from depreciation of AFIN’s Net Lease Portfolio.

Origination

AFIN has purchased and originated CRE Debt Investments through the AFIN Sponsor’s established presence in the market and extensive relationships with financial institutions, mortgage bankers and direct lenders.

Target Investments

AFIN is focused on originating and acquiring first mortgage and mezzanine loans across all major commercial real estate sectors. The AFIN Advisor evaluates all potential CRE Debt Investments to determine if the term, security, cash flows and other metrics meet AFIN’s investment criteria and objectives. AFIN may selectively syndicate portions of these loans, including senior or junior participations, which effectively provides permanent financing or optimized returns.

First Mortgage Loans

AFIN intends to lend to experienced operators that are buying, recapitalizing or repositioning properties, with minimum owner’s equity of 15% to 40%. In addition, AFIN may seek personal or corporate guarantees for additional security. AFIN has originated first mortgage loans with terms of two to five years. First mortgage loans may also feature equity “kicker” participations.

First mortgage loans generally feature a lower default rate than other types of debt, due to favorable control features often included in such loans, which may effectively provide a lender with control of the entire capital structure. In addition, the first lien security interest in the underlying property often allows for recovery even in the event of a bankruptcy by the borrower. The relative security, compared to unsecured loans, makes first mortgage loans more liquid than unsecured loans. However, these loans typically generate lower returns than unsecured debt and subordinate debt such as subordinate loans and mezzanine loans.

Credit Loans

AFIN may invest in credit loans alongside first mortgage lenders. These loans include B-notes, which are subordinated interests in first mortgage loans, mezzanine loans, secured by ownership interests in the borrowing entity and preferred equity positions, which provide for a preferred return, with a liquidation preference in the borrowing entity. AFIN may lend between 50% and 85% of the property value, at fixed or floating interest rates between 7% and 13%, with loan terms between two and ten years.

Market Information

AFIN common stock is not currently traded on a national securities exchange. Although it is a condition to RCA’s obligation to complete the merger that the shares of AFIN common stock be approved for listing on the NYSE, the AFIN common stock is not required or expected to be listed upon closing of the merger. The AFIN common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. The AFIN Board has not yet determined when it will request that the AFIN common stock be listed and commence trading and any decision with respect to the timing of listing would be based on market conditions and other factors. Following the closing, the AFIN Board plans to meet to consider when it is in AFIN’s best interests to list. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

AFIN prepares annual statements of estimated share values. On November 19, 2014, the AFIN Board unanimously approved an AFIN estimated per share NAV of $23.50 as of September 30, 2014. On May 14, 2015, the AFIN Board unanimously approved an AFIN estimated per share NAV equal to $24.17 as of March 31, 2015. On March 17, 2016, the AFIN Board unanimously approved an AFIN estimated per share NAV equal to $24.17 as of December 31, 2015.

Consistent with AFIN’s valuation guidelines, the AFIN Advisor engaged an independent valuer to perform appraisals of AFIN’s real estate assets and provide a valuation range for each real estate asset. The method used by by the independent valuer to appraise the real estate assets in the report furnished to the AFIN Advisor and the Board complies with the Investment Program Association Practice Guideline 2013-01 titled “Valuations of Publically Registered Non-Listed REITs,” issued April 29, 2013.

The independent valuer performed a valuation of the real estate assets utilizing the Income Capitalization approach, as described further below, that is commonly used in the commercial real estate industry. There were two loans that were sold after the valuation date and those prices were utilized as a proxy for fair value.

The estimated per share NAV is comprised of (i) the sum of (A) the estimated value of the real estate assets and (B) the estimated value of the other assets, minus the sum of (C) estimated value of debt and other liabilities and (D) the estimate of the aggregate incentive fees, participations and limited partnership interests held by or allocable to the AFIN Advisor, management of AFIN or any of their respective affiliates based on the aggregate net asset value of AFIN based on estimated per share NAV and payable in a hypothetical liquidation of AFIN as of December 31, 2015, divided by (ii) the number of common shares outstanding on a fully-diluted basis as of December 31, 2015, which was 64,961,346.

Income Capitalization Approach

The independent valuer estimated the “as is” market value of substantially all of the real estate assets as of December 31, 2015 using an income capitalization approach, which simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its projection period. NOI developed in the independent valuer’s analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the “Direct Capitalization Method”) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the “Discounted Cash Flow Method”). Thus, two key steps were involved: (1) estimating the NOI applicable to each real estate asset and (2) choosing appropriate capitalization rates and discount rates, as applicable.

The independent valuer utilized the Direct Capitalization Method for 391 real estate asset values when there was more than seven years remaining on AFIN’s existing leases, or whose options will likely be exercised resulting in a remaining lease term greater than seven years, and the Discounted Cash Flow Method for 73 real estate asset values.

The following table summarizes the individual components of the estimated per share NAV approved by the Board as of December 31, 2015:

(Amounts per share)	December 31, 2015
real estate assets	$39.65	(1)
Other Assets	$2.18	(2)
Fair Value of Debt	$(16.99	)(3)
Other Liabilities	$(0.67	)(4)
Estimated Per Share NAV	$24.17

(1)	The value of the real estate assets includes an adjustment above the midpoint of $91.1 million compared to the midpoint of the range provided in the independent valuer’s report. The AFIN Advisor believed, and the independent directors agreed, that the high-end valuation was more appropriate for 458 of the 466 real estate assets. In making this determination the AFIN Advisor took into account the fundamentals of the real estate assets, including geographic location, stabilization and credit quality of tenants, age of the property, remaining or anticipated lease duration and renewal probability. The concluded value of the real estate assets reflects an overall increase to the original purchase price for those assets, plus post-acquisition capital expenditures, of 14.5% as of December 31, 2015. The key assumptions that were used by the independent valuer in its models to estimate the value of each real estate asset is set forth in the following tables.

The following summarizes the range of overall capitalization rates used to arrive at the estimated market values of the real estate asset values that were valued utilizing the Direct Capitalization Method as of December 31, 2015:

	December 31, 2015
	Range	Weighted Average
Overall Capitalization Rate	3.90% – 8.61%	6.09%

The following summarizes the range of terminal capitalization rates and discount rates used to arrive at the estimated market values of the real estate asset values that were valued utilizing the Discounted Cash Flow Method as of December 31, 2015:

	December 31, 2015
	Range	Weighted Average
Terminal Capitalization Rate	5.75% – 8.25%	7.10%
Discount Rate	6.00% – 8.75%	7.23%
(2)	Includes the following line items from AFIN’s audited financial statements as of December 31, 2015: (i) cash and cash equivalents; (ii) restricted cash; and (iii) prepaid expenses and other assets. The AFIN Advisor believes that cost estimates fair value.

(3)	As disclosed in Note 9 — Fair Value of Financial Instruments to AFIN’s audited consolidated financial statements as of December 31, 2015 in AFIN’s Annual Report on Form 10-K, the value of AFIN’s mortgage notes payable as of December 31, 2015 was estimated using discounted cash flow analyses. The discounted cash flow analyses were based on projected cash flows over the remaining loan terms and utilized estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. The AFIN Advisor recommended, and the Board believes, that this assumption reflects the terms currently available to borrowers seeking borrowing terms similar to AFIN’s and with a credit profile similar to AFIN’s credit profile.
(4)	Includes the following line items from AFIN’s audited financial statements as of December 31, 2015: (i) accounts payable and accrued expenses; (ii) deferred rent and other liabilities; and (iii) distributions payable. The AFIN Advisor believes that cost estimates fair value.

The AFIN Advisor noted that applying the low, midpoint and high range of capitalization rates and discount rates determined by the independent valuer resulted in an estimated per share NAV range equal to $21.45 – $24.18 per share on a fully diluted basis. The midpoint in that range was $22.77.

The overall capitalization rate and discount rate have a significant impact on the estimated value. The following chart presents the impact on AFIN’s estimated per share NAV resulting from variations in the overall capitalization rate for those properties valued with the Direct Cap methodology and variations in discount rates for those properties valued via the DCF methodology, within the range of values determined by the independent valuer.

	Range of Value
	Low	Midpoint	High
Share Price	$21.45	$22.77	$24.18
Overall Capitalization Rate	6.58%	6.33%	6.09%
Discount Rate(1)	7.73%	7.48%	7.23%

(1)	This analysis shows the effect of varying the discount rate used in the DCF methodology. For purposes of this sensitivity analysis, the weighted average terminal capitalization rate, which applies only to real estate assets valued using the DCF methodology, is assumed to be 7.10%.

AFIN believes that the method used to establish the estimated per share NAV is the methodology most commonly used by non-listed REITs to establish an estimated per-share net asset value. AFIN believes that the assumptions described herein to estimate estimated per share NAV, including the value of the real estate assets, are within the ranges used by market participants buying and selling similar properties. The estimated property values may not, however, represent current market value or book value. Real properties are currently carried at their amortized cost basis in AFIN’s financial statements. The estimated value of the real estate assets reflected above does not necessarily represent the value AFIN would receive or accept if the assets were marketed for sale. The market for commercial real estate can and does fluctuate and values are expected to change in the future. Further, the estimated per share NAV does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of AFIN’s loans and other costs that may be incurred, including any costs of sale of its assets.

As with any methodology used to estimate value, the methodologies employed to value the real estate assets by the independent valuer, and the recommendations made by the AFIN Advisor, were based upon a number of estimates and assumptions that may not be accurate or complete, including estimates and assumptions such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses. Further, different parties using different assumptions and estimates could derive a different estimated value per share, which could be significantly different from this estimated per share NAV.

The estimated per share NAV does not reflect “enterprise value” which may include an adjustment for:

•	the large number of real estate assets, given that some buyers may be willing to pay more for a large portfolio than they are willing to pay for each property in the portfolio separately;

•	any other intangible value associated with a going concern; or
•	the possibility that AFIN’s shares could trade at a premium or a discount to estimated per share NAV if the shares were listed on a national securities exchange.

The estimated per share NAV does not represent the: (i) the amount at which AFIN’s shares would trade at a national securities exchange, (ii) the amount a stockholder would obtain if he or she tried to sell his or her shares or (iii) the amount stockholders would receive if AFIN liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities.

Distributions

AFIN qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. As a REIT, AFIN is required, among other things, to distribute at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP and determined without regard for the deduction for dividends paid and excluding net capital gains) to AFIN’s stockholders annually. The amount of distributions payable to AFIN stockholders is determined by the AFIN Board and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to maintain AFIN’s status as a REIT under the Code.

Distributions payments are dependent on the availability of funds. The AFIN Board may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured. The first monthly distribution was paid in June 2013. Distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month. The following table reflects distributions declared and paid, including distributions on unvested restricted shares, for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014:

(In thousands)	Total Distributions Paid	Total Distributions Declared
1st Quarter, 2016	$26,767	$26,649
2nd Quarter 2016	27,004	26,783
3rd Quarter, 2016	27,237	27,279
Total for Nine Months Ended September 30, 2016	$81,008	$80,711
1st Quarter, 2015	$26,663	$26,721
2nd Quarter, 2015	27,434	27,187
3rd Quarter, 2015	27,614	27,642
4th Quarter, 2015	27,246	27,430
2015 Total	$108,957	$108,980
1st Quarter, 2014	$25,704	$25,791
2nd Quarter, 2014	26,526	26,326
3rd Quarter, 2014	26,839	26,928
4th Quarter, 2014	26,780	27,155
2014 Total	$105,849	$106,200

During the nine months ended September 30, 2016 and years ended December 31, 2015 and 2014, cash used to pay AFIN’s distributions was generated from cash flows provided by operations and proceeds from shares issued pursuant to the distribution reinvestment plan. AFIN expects to continue to use funds received from operating activities to pay its distributions. AFIN’s cash flows provided by operations were $55.8 million for the nine months ended September 30, 2016, however distributions paid to common stockholders were $81.0 million, including $20.5 million of distributions that were reinvested in additional shares of AFIN’s common stock through AFIN’s distribution reinvestment plan.

Restricted Share Plan

AFIN has an employee and director incentive restricted share plan, which we refer to as the AFIN RSP, which provides AFIN with the ability to grant awards of restricted shares to its directors, officers and employees (if AFIN ever has employees), employees of the AFIN Advisor and its affiliates, employees of entities that provide services to AFIN, directors of the AFIN Advisor or of entities that provide services to AFIN, certain consultants to AFIN and the AFIN Advisor and its affiliates or to entities that provide services to AFIN. The total number of shares of AFIN common stock granted under the RSP cannot exceed 10.0% of AFIN’s outstanding shares of common stock on a fully diluted basis at any time.

Restricted share awards entitle the recipient to receive common shares from AFIN under terms that provide for vesting over a specified period of time. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares.

As of September 30, 2016 and December 31, 2015, AFIN had 9,367 unvested restricted shares and 7,455 unvested restricted shares, respectively, in its restricted share plan.

Competition

The net leased property market is highly competitive. AFIN competes in the net leased property market with other owners and operators of net leased properties. The continued development of new net lease properties has intensified the competition among owners and operators of these types of real estate in many market areas in which AFIN intends to operate. AFIN competes based on a number of factors that include location, rental rates, security, suitability of the property’s design to prospective tenants’ needs and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on occupancy levels, rental rates and on the operating expenses of certain of AFIN’s properties.

The market for acquisition and origination of CRE Debt Investments is highly competitive. Current market conditions may attract more competitors, which may increase the competition for sources of investment and financing. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of AFIN common stock.

In addition, AFIN competes with other entities engaged in real estate investment activities to locate suitable properties to acquire and to locate tenants and purchasers for its properties. These competitors include other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, governmental bodies and other entities. There are also other REITs with asset acquisition objectives similar to AFIN’s and others may be organized in the future. Some of these competitors, including larger REITs, have substantially greater marketing and financial resources than AFIN has and generally may be able to accept more risk than AFIN can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities and AFIN seek financing through similar channels. Therefore, AFIN competes for financing in a market where funds for real estate investment may decrease.

Competition from these and other third party real estate investors may limit the number of suitable investment opportunities available to AFIN. It also may result in higher prices, lower yields and a narrower spread of yields over borrowing costs, making it more difficult for AFIN to acquire new investments on attractive terms.

Financial Information About Reportable Segments

AFIN’s current business consists of owning, managing, operating, leasing, acquiring, investing in and disposing of real estate assets. Substantially all of AFIN’s consolidated revenues are from consolidated real estate properties. AFIN internally evaluates operating performance on an individual property level and views all of its real estate assets as one segment, and, accordingly, all of AFIN’s properties are aggregated into one reportable segment. AFIN’s CRE Debt Investments, in aggregate, do not meet any of the consolidated quantitative thresholds that would require AFIN to present their information separately, and thus AFIN does not consider the CRE Debt Investments to be a reportable segment.

Qualitative and Quantitative Disclosures About Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. AFIN’s long-term debt, which consists of secured financings and AFIN’s credit facility, bears interest at fixed and variable rates. AFIN’s interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, from time to time, AFIN may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate interest rate risk with respect to various debt instruments. AFIN would not hold or issue these derivative contracts for trading or speculative purposes. AFIN does not have any foreign operations and thus is not exposed to foreign currency fluctuations.

As of September 30, 2016, AFIN’s debt consisted of fixed-rate secured mortgage financings with a carrying value and a fair value of $1.1 billion. Changes in market interest rates on this fixed-rate debt impact the fair value of the debt, but it has no impact on interest expense incurred or cash flow. For instance, if interest rates rise 100 basis points and the fixed-rate debt balance remains constant, AFIN expects the fair value of its obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to AFIN’s fixed-rate debt assumes an immediate 100 basis point move in interest rates from their September 30, 2016 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of AFIN’s fixed-rate debt by $37.5 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of AFIN’s fixed-rate debt by $37.1 million.

These amounts were determined by considering the impact of hypothetical interest rate changes on borrowing costs, and, assuming no other changes in AFIN’s capital structure. The information presented above includes only those exposures that existed as of September 30, 2016 and does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Legal Proceedings

AFIN is not a party to, and none of AFIN’s properties are subject to, any material pending legal proceedings.

Available Information

AFIN electronically files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and proxy statements, with the SEC. You may read and copy any materials AFIN files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, or you may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet address at www.sec.gov that contains reports, proxy statements and information statements, and other information, which you may obtain free of charge. In addition, copies of AFIN’s filings with the SEC may be obtained at www.americanfinancetrust.com. Access to these filings is free of charge. AFIN is not incorporating its website or any information from the website into this joint proxy statement/prospectus. AFIN’s principal executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. AFIN’s Investor Relations telephone number is (866) 902-0063.

Genie Acquisition, LLC

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of AFIN that was formed for the purpose of entering into the merger agreement.

American Realty Capital — Retail Centers of America, Inc.

RCA is a Maryland corporation incorporated in July 2010 that qualified as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. RCA owns anchored, stabilized core retail properties, including power centers and lifestyle centers. Substantially all of RCA’s business is conducted through the RCA OP, of which RCA is the sole general partner.

RCA has retained the RCA Advisor to manage its affairs on a day-to-day basis. The RCA Advisor has entered into a service agreement with Lincoln, an entity that is not affiliated with RCA, the RCA Advisor or AR Global. Pursuant to the service provider agreement, Lincoln provides, subject to the RCA Advisor’s oversight, real estate-related services, including overseeing the day-to-day property management and leasing services as well as assisting RCA’s Advisor with asset management, acquisitions and dispositions. The RCA Advisor has paid Lincoln a substantial portion of the fees and expense reimbursements payable to the RCA Advisor for the performance of real estate-related services. The AFIN Advisor is in discussions with Lincoln to utilize Lincoln as the service provider to provide acquisition, property management and leasing services for retail properties not subject to net lease but have not entered into a definitive agreement and there can be no assurance that an agreement will be entered into. If no agreement is entered into, Lincoln will not source retail properties for AFIN or provide property management and leasing services for newly-acquired retail properties. The property management and leasing agreements between subsidiaries of RCA and Lincoln with respect to properties currently owned by RCA will continue in effect, until terminated in accordance with their terms. See “— The Combined Company.”

On March 7, 2016, the RCA Board approved an RCA estimated per share NAV equal to $9.00 as of December 31, 2015. As of December 15, 2016, RCA had 99.3 million shares of common stock outstanding held by a total of 20,380 stockholders.

Investment Strategy

RCA has focused on acquiring a diversified portfolio of anchored, stabilized core retail properties, including power centers and lifestyle centers with a view toward:

•	preserving and protecting investor capital;
•	paying attractive and stable cash distributions; and
•	increasing the value of RCA’s assets to generate capital appreciation.

Acquisition and Investment Policies

Investing in Real Property

No tenant represented 10.0% or greater of consolidated annualized rental income on a straight-line basis for all properties for the nine months ended September 30, 2016 and the year ended December 31, 2015.

As of September 30, 2016, RCA owned 35 properties, comprised of 7.5 million rentable square feet that were 92.9% leased with a weighted-average remaining lease term of 5.2 years. In constructing the portfolio, RCA has been committed to diversifying by industry, tenant and geography.

Market Information

RCA common stock is not traded on a national securities exchange. No established public market currently exists for shares of RCA common stock and there may never be one. RCA prepares annual statements of estimated share values. On March 7, 2016, the RCA Board approved an RCA estimated per share NAV equal to $9.00 as of December 31, 2015. RCA followed a process similar to AFIN in calculating the RCA estimated per share NAV, except that the estimated per share NAV was calculated based on DCF and comparable sales methodologies. The Direct Cap methodology was not utilized.

Distributions

RCA qualified to be taxed as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 2012. As a REIT, RCA is required, among other things, to distribute at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP and determined without regard for the deduction for dividends paid and excluding net capital gains) to RCA stockholders annually. The amount of distributions payable to RCA stockholders is determined by the RCA Board and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to maintain RCA’s status as a REIT under the Code.

In addition, under the restricted payments covenant in RCA’s credit facility, RCA may declare or pay cash distributions in an aggregate amount (excluding cash distributions reinvested through the distribution reinvestment plan) not to exceed the greater of (a) 95% of MFFO for each fiscal quarter; or (b) the amount necessary for RCA to be able to make distributions required to maintain its status as a REIT.

RCA’s distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. Distribution payments are dependent on the availability of funds. The RCA Board may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured. The following table reflects distributions declared and paid in cash to RCA common stockholders, excluding distributions related to Class B Units as these distributions are recorded as expense in the consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014:

(In thousands)	Total Distributions Paid	Total Distributions Declared
1st Quarter, 2016	$15,505	$15,510
2nd Quarter, 2016	15,779	15,656
3rd Quarter, 2016	15,923	15,954
Total for Nine Months Ended September 30, 2016	$47,207	$47,120
1st Quarter, 2015	$14,954	$15,000
2nd Quarter, 2015	15,428	15,308
3rd Quarter, 2015	15,535	15,563
4th Quarter, 2015	15,458	15,662
2015 Total	$61,375	$61,533
1st Quarter, 2014	$1,436	$2,080
2nd Quarter, 2014	3,839	4,689
3rd Quarter, 2014	7,765	10,066
4th Quarter, 2014	13,992	14,960
2014 Total	$27,032	$31,795

RCA’s cash flows provided by operations were $41.7 million, $29.9 million and $3.7 million for the nine months ended September 30, 2016 and for the years ended December 31, 2015 and 2014, respectively; however distributions paid to RCA’s common stockholders were $47.2 million, $61.4 million and $27.0 million, including $22.0 million, $35.1 million and $14.8 million of distributions from the sale of shares through RCA’s distribution reinvestment program, for the nine months ended September 30, 2016 and for the years ended December 31, 2015 and 2014, respectively. During the nine months ended September 30, 2016, cash used to pay RCA’s distributions was generated from cash flows from operations and proceeds received from the sale of shares through RCA’s distribution reinvestment plan. During the year ended December 31, 2015, cash used to pay RCA’s distributions was generated from cash flows from operations, proceeds received from the sale of shares through RCA’s distribution reinvestment plan, proceeds from disposition of land and proceeds from financings. During the year ended December 31, 2014, cash used to pay RCA’s distributions was generated from cash flows from operations, proceeds from the sale of shares through RCA’s distribution reinvestment plan.

Restricted Share Plan

RCA has an employee and director incentive restricted share plan, or the RCA RSP, which provides for the automatic grant of 3,000 restricted shares of RCA common stock to each of the independent directors, without any further approval by the RCA Board or the stockholders, on the date of initial election to the RCA

Board and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors will vest over a five-year period following the date of grant in increments of 20.0% per annum. The RCA RSP provides RCA with the ability to grant awards of restricted shares to its directors, officers and employees (if RCA ever has employees), employees of the RCA Advisor and its affiliates, employees of entities that provide services to RCA, directors of the RCA Advisor or of entities that provide services to RCA, certain consultants to RCA and the RCA Advisor and its affiliates or to entities that provide services to RCA. The total number of shares of RCA common stock granted under the RCA RSP may not exceed 5.0% of outstanding shares of RCA common stock on a fully diluted basis at any time and in any event will not exceed 7.5 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events). As of September 30, 2016, the total number of shares available under the RCA RSP was 5.0 million.

Restricted share awards entitle the recipient to receive shares of RCA common stock under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with RCA. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or failure to be re-elected to the board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of RCA common stock will be subject to the same restrictions as the underlying restricted shares. As of September 30, 2016 and December 31, 2015, RCA had 15,600 and 11,400 unvested restricted shares, respectively, that were granted pursuant to the RCA RSP.

If the merger is completed, immediately prior to the effective time of the merger, any outstanding restricted shares of RCA common stock will vest and the RCA RSP will terminate, effective as of and subject to and contingent upon the closing of the merger.

Competition

The retail real estate market is highly competitive. RCA competes for tenants in all of its markets with other owners and operators of retail real estate. RCA competes based on a number of factors that include location, rental rates, security, suitability of the property’s design to prospective tenants’ needs and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on RCA’s occupancy levels, rental rates and the operating expenses of certain of RCA’s properties.

In addition, RCA competes with other entities engaged in real estate investment activities to locate suitable properties to acquire, tenants to occupy RCA’s properties and purchasers to buy RCA’s properties. These competitors include other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, lenders, governmental bodies and other entities. There are also other REITs with asset acquisition objectives similar to RCA’s and others may be organized in the future. Some of these competitors, including larger REITs, have substantially greater marketing and financial resources than RCA has and generally may be able to accept more risk than RCA can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities may seek financing through similar channels to RCA. Therefore, RCA competes for institutional investors in a market where funds for real estate investment may decrease.

Competition from these and other third party real estate investors may limit the number of suitable investment opportunities available to RCA. It also may result in higher prices, lower yields and a narrower spread of yields over borrowing costs, making it more difficult for RCA to acquire new investments on attractive terms.

Financial Information About Reportable Segments

RCA’s current business consists of owning, managing, operating, leasing, acquiring, investing in and disposing of real estate assets. All of RCA’s consolidated revenues are from its consolidated real estate properties. RCA internally evaluates operating performance on an individual property level and views all of its real estate assets as one segment, and, accordingly, all of RCA’s properties are aggregated into one reportable segment.

Qualitative and Quantitative Disclosures About Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. RCA’s long-term debt, which consists of secured financings and RCA’s credit facility, bears interest at fixed and variable rates. RCA’s interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, from time to time, RCA may enter into interest rate hedge contracts such as swaps, collars, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. RCA would not hold or issue these derivative contracts for trading or speculative purposes. RCA does not have any foreign operations and thus is not exposed to foreign currency fluctuations.

As of September 30, 2016, RCA’s fixed-rate debt consisted of secured mortgage financings with a carrying value of $132.1 million and a fair value of $134.8 million. Changes in market interest rates on this fixed-rate debt impacts its fair value, but it has no impact on interest incurred or cash flow. For instance, if interest rates rise 100 basis points and the fixed rate debt balance remains constant, RCA expects the fair value of its obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to RCA’s fixed-rate debt assumes an immediate 100 basis point move in interest rates from their September 30, 2016 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of RCA’s fixed-rate debt by $3.5 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of RCA’s fixed-rate debt by $3.5 million.

As of September 30, 2016, RCA’s variable-rate debt consisted of its credit facility, which had a carrying and fair value of $304.0 million. Interest rate volatility associated with this variable-rate credit facility affects interest expense incurred and cash flow. The sensitivity analysis related to RCA’s variable-rate debt assumes an immediate 100 basis point move in interest rates from their September 30, 2016 levels with all other variables held constant. A 100 basis point increase or decrease in variable rates on RCA’s variable-rate credit facility would increase or decrease RCA’s interest expense by $3.0 million.

These amounts were determined by considering the impact of hypothetical interest rate changes on RCA’s borrowing costs, and assuming no other changes in RCA’s capital structure. The information presented above includes only those exposures that existed as of September 30, 2016 and does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Legal Proceedings

On April 29, 2016, RCA filed its proxy statement for its 2016 annual meeting of stockholders. Among other things, the proxy statement contained proposals soliciting the approval of certain amendments to RCA’s charter, including the amendment currently proposed in the RCA Charter Amendment. On May 26, 2016, a lawsuit, which is referred to as the Derivative Litigation, was brought in the United States District Court for the Southern District of New York by Stuart Simpson, individually on behalf of himself and derivatively on behalf of RCA, against RCA’s board of directors seeking an injunction of the stockholder vote at the 2016 annual meeting unless and until RCA addressed certain alleged misstatements or deficiencies in the proxy statement relating to certain of the proposals relating to certain of the proposed amendments to RCA’s charter, which is referred to as the Withdrawn Charter Amendment Proposals. The Derivative Litigation was filed after disclosure in the press regarding a potential transaction. In light of the continued evaluation of the proposal by RCA’s special committee and its advisors including discussions between RCA’s special committee and AFIN’s special committee, and taking into account, among other things, the Derivative Litigation, RCA decided to withdraw the Withdrawn Charter Amendment Proposals from the agenda for the 2016 annual meeting and the proxy statement.

On June 8, 2016, the RCA Board entered into a memorandum of understanding (the “MOU”) to settle the Derivative Litigation. Pursuant to the MOU, the Derivative Litigation was stayed pending approval by the court of a definitive settlement agreement. The parties later agreed to a Stipulation and Agreement of Settlement, under which RCA agreed to pay plaintiff’s counsel $750,000. On September 8, 2016, the plaintiff filed an unopposed motion for preliminary approval of the settlement. The court preliminarily approved the settlement by order dated September 13, 2016, and gave it final approval by order dated November 9, 2016. The action has now been dismissed with prejudice. The RCA directors, as defendants in the Derivative Litigation, denied all allegations of wrongdoing.

Available Information

RCA electronically files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those filings with the SEC. RCA also filed its registration statement on Form S-3D (File No. 333-198864) with the SEC in connection with RCA’s distribution reinvestment plan. You may read and copy any materials RCA files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, or you may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet address at www.sec.gov that contains reports, proxy statements and information statements, and other information, which you may obtain free of charge. In addition, copies of RCA’s filings with the SEC may be obtained at www.retailcentersofamerica.com. Access to these filings is free of charge. RCA is not incorporating its website or any information from the website into this joint proxy statement/prospectus. RCA’s principal executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. RCA’s Investor Relations telephone number is (866) 902-0063.

RCA and AFIN each were, directly or indirectly, sponsored by AR Capital, LLC, the predecessor entity to AR Global. The AFIN Property Manager is under common control with AR Global. AR Global and its affiliates, including the AFIN Advisor and RCA Advisor, provide asset management and advisory services, as well as certain acquisition and debt capital services to AFIN and RCA. AFIN and RCA pay management and certain other fees to, and reimburse certain expenses of, the AFIN Advisor and the RCA Advisor, respectively.

The Combined Company

Following completion of the merger, AFIN expects to be a diversified REIT with a retail focus and will own a diversified portfolio of commercial properties which are net leased primarily to investment grade and other creditworthy tenants and a portfolio of stabilized core retail properties, consisting primarily of power centers and lifestyle centers. AFIN intends to focus its future acquisitions on net leased properties, which are expected to consist primarily of retail properties, and stabilized core retail properties. AFIN may also originate and acquire CRE Debt Investments and make other types of real estate investments. As of September 30, 2016, after giving effect to the closing of the merger, the combined company would have owned 490 properties in 39 states, including Washington, D.C., consisting of 20.3 million rentable square feet. The properties were 97.4% leased, with a weighted average remaining lease term of 7.8 years.

Substantially all of the combined company’s business will continue to be conducted through the AFIN OP. The combined company’s properties will be managed and leased by the AFIN Property Manager. As of September 30, 2016, after giving effect to the closing of the merger, the AFIN Advisor would have owned 90 AFIN OP Units and the RCA Advisor and service provider would have owned 203,522 AFIN OP Units. In accordance with the limited partnership agreement of the AFIN OP, a holder of AFIN OP Units has the right to convert AFIN OP Units for cash, or at the option of the AFIN OP, for a corresponding number of shares of the AFIN common stock, provided that the AFIN OP Units have been outstanding for at least one year. The remaining rights of the limited partner interests are limited and do not include the ability to replace AFIN as the general partner or to approve the sale, purchase or refinancing of the AFIN OP’s assets.

The combined company will continue to be externally managed by the AFIN Advisor and the combined company’s properties will be managed and leased by the AFIN Property Manager. The AFIN Advisor, AFIN Property Manager and AFIN Special Limited Partner are under common control with AR Global, as a result of which they are related parties.

The AFIN Advisor is in discussions with Lincoln to utilize Lincoln as the service provider with respect to (1) the properties owned by RCA prior to the merger and (2) any existing anchored, stabilized core retail properties, such as power centers and lifestyle centers, acquired by AFIN after the effective time of the merger and during the term of the RCA Property Management Agreement and the RCA Leasing Agreement. However, the AFIN Advisor and Lincoln have not yet entered into a definitive agreement and there can be no assurance that any agreement will be entered into. If no agreement is entered into, Lincoln will not source retail properties for AFIN or provide property management and leasing services for newly-acquired retail properties. The property management and leasing agreements between subsidiaries of RCA and Lincoln with respect to properties currently owned by RCA will continue in effect, until terminated in accordance with their terms.

AFIN believes that the increased size, scale, and diversification of the combined company following completion of the merger will position the combined company more favorably for future liquidity options, including greater flexibility to sell assets without materially impacting company cash flow. Furthermore, given the complementary tenant composition of the two real estate portfolios with only seven tenants overlapping between the portfolios, the merger will create a scaled diversified portfolio. AFIN believes that the increased scale provided by the merger will provide better access to capital and create a more efficient general and administrative cost structure than if the two companies were to operate independently.

Investment Strategy

The combined company will seek to preserve and protect capital, provide attractive and stable cash distributions and increase the value of AFIN’s assets in order to generate capital appreciation by using the following strategies:

•	Retail Focused Portfolio, including Single-Tenant Net Leased Properties — Acquiring freestanding single-tenant properties net leased to investment grade and other creditworthy tenants, which are expected to primarily consist of retail properties, and anchored, stabilized core retail properties, including power centers and lifestyle centers; however, the combined company will not forgo opportunities to invest in other types of real estate investments that meet the combined company’s overall investment objectives;
•	Long-Term Leases — With respect to net leased properties, enter into long-term leases with minimum, non-cancelable lease terms of ten or more years;
•	CRE Debt Investments — To a lesser extent, originate and acquire CRE Debt Investments;
•	Low Leverage — Finance the combined company’s portfolio taking advantage of opportunities as they arise at a target leverage level of not more than 45% loan-to-value. Loan-to-value ratio is a lending risk assessment ratio that is examined before approving a mortgage and is calculated by dividing the mortgage amount by the appraised value of the property; and
•	Diversified Portfolio — Assemble, manage and optimize a well-diversified portfolio based on geography, tenant diversity, lease expirations, and other factors.

Financing Strategies and Policies

As of December 31, 2015, and September 30, 2016, AFIN had outstanding indebtedness of $1.1 billion and $1.0 billion, respectively, all of which was secured by AFIN’s properties. As of September 30, 2016, AFIN’s total secured indebtedness was equal to 47.8% of the aggregate purchase price of AFIN’s assets. All of AFIN’s secured indebtedness bears interest at a fixed rate, with a weighted-average effective interest rate of 4.8% as of September 30, 2016.

AFIN may obtain additional financing for future investments, property improvements, tenant improvements, leasing commissions and other working capital needs. The form of AFIN’s indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate. AFIN does not and will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but may enter into these arrangements to manage or mitigate interest rate risks on variable rate debt. AFIN may reevaluate and change its financing policies without a stockholder vote.

As of December 31, 2015, and September 30, 2016, RCA had outstanding indebtedness of $432.9 million and $432.1 million, respectively, of which $128.9 million and $128.1 million, respectively, represent mortgages secured by RCA’s properties. As of September 30, 2016, RCA’s total secured indebtedness was equal to 10.8% of the aggregate purchase price of RCA’s assets. RCA currently has a revolving credit facility, which we refer to as the RCA Credit Facility, providing for aggregate revolving loan borrowings of up to $325.0 million (subject to unencumbered asset pool availability), with a $25.0 million swing line sub facility and a $20.0 million letter of credit sub facility, subject to certain conditions, as amended. As of September 30, 2016, RCA had $304.0 million outstanding under the RCA Credit Facility. The RCA Credit Facility bears interest at a floating rate. As of September 30, 2016, the weighted average interest rate on the RCA Credit Facility was 1.87%. In addition, RCA has various mortgage loans outstanding, which are secured by its properties. RCA’s secured indebtedness bears interest at a fixed rate, with a weighted-average effective interest rate of 4.8% as of September 30, 2016.

Giving effect to the RCA indebtedness that will be repaid at or prior to closing, on a pro forma basis giving effect to the merger as of September 30, 2016, AFIN’s outstanding indebtedness was approximately $1.4 billion and its pro forma leverage ratio (total debt as a percentage of total purchase price of real estate investments) was 43.8%. After giving effect to the merger as of September 30, 2016, AFIN’s indebtedness would have consisted of mortgages, a bridge loan facility and a credit facility. On September 6, 2016, in connection with signing the merger agreement, the AFIN OP entered into a binding commitment, pursuant to which UBS Securities LLC, UBS AG, Stamford Branch and Citizens Bank, N.A. have committed to provide a $360 million bridge loan facility, subject to customary conditions.

Employees

As of September 30, 2016, AFIN had no employees. Instead, the employees of the AFIN Advisor, the AFIN Property Manager and other affiliates of AR Global perform a full range of real estate services for AFIN, including acquisitions, property management, accounting, legal, asset management, wholesale brokerage, transfer agent and investor relations services.

AFIN depends on these third parties and affiliates for services that are essential to AFIN, including asset acquisition decisions, property management and other general administrative responsibilities. In the event that any of these companies were unable to provide these services, AFIN would be required to provide these services itself or obtain the services from other sources at potentially higher cost.

Property Portfolio Information

AFIN Property Portfolio

At September 30, 2016, AFIN owned a diversified portfolio:

•	of 458 properties;
•	with an occupancy rate of 100%;
•	leased to 43 tenants;
•	located in 37 states, including Washington, D.C.; and
•	with approximately 13.3 million square feet of leasable space.

Industry Diversification

The following table details the industry distribution of the AFIN properties owned as of September 30, 2016:

Industry	Number of Properties	Rentable Square Feet	Rentable Square Foot %	Annualized Rental Income(1)	Annualized Rental Income %
				(In thousands)
Retail Banking	214	1,120,199	8.4%	$31,329	19.0%
Healthcare	6	1,180,681	8.9%	25,063	15.2%
Distribution	13	3,486,179	26.2%	20,612	12.5%
Financial Services	5	1,339,005	10.0%	20,081	12.1%
Refrigerated Warehousing	9	1,407,166	10.6%	12,720	7.7%
Supermarket	10	644,379	4.8%	11,017	6.7%
Restaurant	73	352,101	2.6%	10,977	6.6%
Home Maintenance	7	1,986,513	14.9%	10,738	6.5%
Pharmacy	21	288,620	2.2%	6,320	3.8%
Other	100	1,522,708	11.4%	16,404	9.9%
	458	13,327,551	100.0%	$165,260	100.0%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases in the property portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Geographic Diversification

The following table details the geographic diversification, by state, of the AFIN properties owned as of September 30, 2016:

State	Number of Properties	Rentable Square Feet	Rentable Square Foot %	Annualized Rental Income(1)	Annualized Rental Income %
				(In thousands)
New Jersey	7	1,372,311	10.3%	$33,003	20.0%
Georgia	55	1,778,560	13.3%	18,179	11.0%
Massachusetts	8	1,561,761	11.7%	13,368	8.1%
Florida	74	396,436	3.0%	12,491	7.6%
North Carolina	43	974,230	7.3%	11,113	6.7%
Alabama	8	2,011,213	15.1%	8,853	5.4%
Other	263	5,233,040	39.3%	68,253	41.2%
Total	458	13,327,551	100.0%	$165,260	100.0%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases in the property portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Lease Expirations

The following is a summary of lease expirations for the next ten years at the properties AFIN owns as of September 30, 2016:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1)	Percent of Portfolio Annualized Rental Income Expiring	Leased Rentable Square Feet	Percent of Portfolio Rentable Square Feet Expiring
				(In thousands)
2016	—	$—	—%	—	—%
2017	58	7,309	4.4%	350,015	2.6%
2018	4	325	0.2%	13,501	0.1%
2019	1	3,970	2.4%	389,377	2.9%
2020	1	3,397	2.1%	395,787	3.0%
2021	3	7,287	4.4%	798,536	6.0%
2022	6	12,334	7.5%	1,748,390	13.1%
2023	35	11,363	6.9%	1,778,038	13.3%
2024	14	15,719	9.5%	797,839	6.0%
2025	18	7,267	4.4%	557,799	4.2%
	140	$68,971	41.8%	6,829,282	51.2%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases in the property portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Tenant Concentration

The following table lists the tenants whose rentable square footage or annualized rental income on a straight-line basis represented greater than 10.0% of AFIN’s total portfolio rentable square footage or annualized rental income on a straight-line basis as of September 30, 2016:

Tenant	Industry	Number of Properties Occupied by Tenant	Rentable Square Feet	Rentable Square Feet as a % of Total Portfolio	Lease Expiration	Average Remaining Lease Term(1)	Renewal Options	Annualized Rental Income(2)	Annualized Rental Income as a % of Total Portfolio
								(In thousands)
SunTrust Bank	Retail Banking	204	1,080,922	8.1%	Various	9.8	1 ten-year option, 6 five-year options	$29,371	17.8%
Sanofi US	Healthcare	1	736,572	5.5%	June 2026	9.8	2 five-year options	$18,778	11.4%
C&S Wholesale Grocer	Distribution	5	3,044,685	22.8%	Various	6.0	1 ten-year option, 6 five-year options	$16,826	10.2%

(1)	Remaining lease term in years as of September 30, 2016, calculated on a weighted-average basis.
(2)	Annualized rental income as of September 30, 2016 for the tenant’s in-place leases in the portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Significant AFIN Portfolio Properties

The rentable square feet or annualized rental income on a straight-line basis of the following properties each represents 5.0% or more of AFIN’s total portfolio’s rentable square feet or annualized rental income on a straight-line basis. The tenant concentrations of these properties are summarized below:

C&S Wholesale Grocers — Birmingham, AL is a freestanding, single-tenant distribution facility, comprised of 1,311,295 total rentable square feet and is 100.0% leased to a subsidiary of C&S Wholesale Grocers, Inc., and the lease is guaranteed by C&S Wholesale Grocers, Inc. As of September 30, 2016, the

tenant has 6.8 years remaining on its lease which expires in June 2023. The lease has annualized rental income on a straight-line basis of $4.7 million and contains one ten-year renewal option, followed by six five-year renewal options.

Sanofi US — Bridgewater, NJ is a freestanding, single-tenant office facility, comprised of 736,572 total rentable square feet and is 100.0% leased to Aventis, Inc., a member of the Sanofi-Aventis Group. As of September 30, 2016, the tenant has 9.8 years remaining on its lease which expires in June 2026. The lease has annualized rental income on a straight-line basis of $18.8 million and contains two five-year renewal options.

Property Financings

		Outstanding Loan Amount as of		Effective Interest Rate as of
Portfolio	Encumbered Properties	September 30, 2016	December 31, 2015	September 30, 2016		December 31, 2015		Interest Rate	Maturity	Anticipated Repayment
		(In thousands)
SAAB Sensis I	1	$7,930	$8,190	6.01%		6.01%		Fixed	Apr. 2025	Apr. 2025
SunTrust Bank II	30	25,000	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
C&S Wholesale Grocer I	4	82,313	82,313	5.56%		5.56%		Fixed	Apr. 2037	Apr. 2017
SunTrust Bank III	115	89,493	99,677	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
SunTrust Bank IV	27	21,243	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
Sanofi US I	1	125,000	125,000	5.16%		5.16%		Fixed	Jul. 2026	Jan. 2021
Stop & Shop I	4	38,444	38,936	5.63%		5.63%		Fixed	Jun. 2041	Jun. 2021
Multi-Tenant Mortgage Loan	268	649,532	649,532	4.36%		4.36%		Fixed	Sep. 2020	Sep. 2020
Gross Mortgage Notes Payable	450	1,038,955	1,053,648	4.76	%(1)	4.77	%(1)
Deferred financing costs, net of accumulated amortization		(16,611)	(20,066)
Mortgage notes payable, net of deferred financing costs		1,022,344	$1,033,582

(1)	Calculated on a weighted-average basis for all mortgages outstanding as of September 30, 2016.

RCA Property Portfolio

At September 30, 2016, RCA owned a diversified portfolio:

•	of 35 properties;
•	with an occupancy rate of 92.9%;
•	leased to 398 tenants;
•	located in 16 states; and
•	with approximately 7.5 million square feet of leasable space.

Geographic Diversification

The following table details the geographic diversification, by state, of RCA’s portfolio as of September 30, 2016:

State	Number of Properties	Rentable Square Feet	Rentable Square Foot%	Annualized Rental Income(1)	Annualized Rental Income %
				(In thousands)
Texas	6	887,349	11.8%	12,400	12.7%
North Carolina	5	889,268	11.8%	11,488	11.8%
Florida	4	815,547	10.8%	9,179	9.4%
Minnesota	1	381,831	5.1%	8,912	9.1%
Oklahoma	3	771,137	10.3%	7,428	7.6%
Alabama	1	491,294	6.5%	7,366	7.6%
Nevada	2	384,289	5.1%	6,858	7.0%
Ohio	2	555,169	7.4%	6,295	6.4%
Pennsylvania	2	401,694	5.4%	5,843	6.0%
Kentucky	2	387,530	5.2%	5,488	5.6%
South Carolina	2	479,628	6.4%	5,351	5.5%
Other	5	1,062,795	14.2%	11,179	11.3%
	35	7,507,531	100.0%	97,787	100.0%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases in the portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Lease Expirations

The following is a summary of lease expirations for the next ten years as of September 30, 2016:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1) Expiring	Percent of Portfolio Annualized Rental Income Expiring	Leased Rentable Square Feet Expiring	Percent of Portfolio Rentable Square Feet Expiring(2)
		(In thousands)
2016	14	$688	0.7%	46,431	0.6%
2017	67	6,375	6.5%	520,636	7.5%
2018	112	14,928	15.3%	1,007,319	14.5%
2019	125	17,346	17.7%	1,267,486	18.2%
2020	98	10,050	10.3%	748,466	10.7%
2021	70	8,907	9.1%	577,310	8.3%
2022	32	5,110	5.2%	408,693	5.9%
2023	24	3,959	4.0%	273,382	3.9%
2024	34	8,472	8.7%	534,016	7.7%
2025	42	10,572	10.8%	805,146	11.5%
Total	618	$86,407	88.4%	6,188,885	88.8%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases in the portfolio on a straight-line basis, which includes tenant concessions such as free rent, as applicable.
(2)	Excludes the rentable square feet associated with RCA’s fee simple interest in a ground lease.

Tenant Concentration

As of September 30, 2016, RCA did not have any tenants whose rentable square feet or annualized rental income on a straight-line basis represented greater than 10.0% of total portfolio rentable square feet or annualized rental income on a straight-line basis.

Significant RCA Portfolio Properties

The rentable square feet or annualized rental income on a straight-line basis of Southroads Shopping Center, The Shops at West End and Patton Creek each represent 5.0% or more of RCA’s total portfolio’s rentable square feet or annualized rental income on a straight-line basis. The tenant concentration for each of these properties is summarized below.

Southroads Shopping Center

The following table lists tenants at Southroads Shopping Center whose rentable square feet or annualized rental income on a straight-line basis is greater than 10.0% of the total rentable square feet or total annualized rental income on a straight-line basis of Southroads Shopping Center as of September 30, 2016, respectively:

Tenant	Number of Units Occupied by Tenant	Rentable Square Feet	Rentable Square Feet as a % of Southroads Shopping Center Total	Lease Expiration	Remaining Lease Term	Renewal Options	Annualized Rental Income(1)	Annualized Rental Income as a % of Southroads Shopping Center Total
					(In years)		(In thousands)
Reasor LLC	1	75,000	17.2%	August 2018	1.9	4 five-year options	$636	14.7%
AMC Entertainment, Inc.	1	74,182	17.0%	December 2025	9.3	4 five-year options	$1,067	24.7%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

The Shops at West End

The following table lists tenants at The Shops at West End whose rentable square feet or annualized rental income on a straight-line basis is greater than 10.0% of the total rentable square feet or total annualized rental income on a straight-line basis of The Shops at West End as of September 30, 2016, respectively:

Tenant	Number of Units Occupied by Tenant	Rentable Square Feet	Rentable Square Feet as a % of The Shops at West End Total	Lease Expiration	Remaining Lease Term	Renewal Options	Annualized Rental Income(1)	Annualized Rental Income as a % of The Shops at West End Total
					(In years)		(In thousands)
Kerasotes Showplace Theatres, LLC	1	59,500	15.6%	November 2029	13.2	2 five-year options	$2,116	23.7%
SUPERVALU Inc.	1	55,288	14.5%	December 2029	13.3	4 five-year options	$1,354	15.2%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Patton Creek

The following table lists tenants at Patton Creek whose rentable square feet or annualized rental income on a straight-line basis is greater than 10.0% of the total rentable square feet or total annualized rental income on a straight-line basis of Patton Creek as of September 30, 2016, respectively:

Tenant	Number of Units Occupied by Tenant	Rentable Square Feet	Rentable Square Feet as a % of Patton Creek Total	Lease Expiration	Remaining Lease Term	Renewal Options	Annualized Rental Income(1)	Annualized Rental Income as a % of Patton Creek Total
							(In thousands)
Dick’s Sporting Goods, Inc.	1	84,000	17.1%	January 2026	9.3	6 five-year options	$688	9.3%
Carmike Cinemas, Inc.	1	67,950	13.8%	April 2024	7.6	4 five-year options	$2,039	27.7%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Property Financing

RCA’s mortgage notes payable as of September 30, 2016 consist of the following:

Property	Encumbered Properties	Outstanding Loan Amount	Effective Interest Rate		Interest Rate		Maturity Date
		(In thousands)
Liberty Crossing	1	$11,000	4.66%		Fixed		Jul. 2018
San Pedro Crossing	1	17,985	3.79%		Fixed		Jan. 2018
Tiffany Springs MarketCenter	1	33,802	3.92%		Fixed	(1)	Oct. 2018
Shops at Shelby Crossing	1	23,500	4.97%		Fixed		Mar. 2024
Patton Creek	1	41,834	5.76%		Fixed		Dec. 2020
Gross mortgage notes payable	5	$128,121	4.76	%(2)
Deferred financing costs, net of accumulated amortization		(1,359)
Mortgage notes payable, net of deferred financing costs		$126,762

(1)	Fixed through an interest rate swap agreement.
(2)	Calculated on a weighted-average basis for all mortgages outstanding as of September 30, 2016.

Combined Property Portfolio

On a pro forma basis, assuming the merger was completed as of September 30, 2016, AFIN would have owned a portfolio with the following characteristics:

•	490 properties;
•	with an occupancy rate of approximately 97.4%;
•	leased to 433 tenants (seven tenants overlapping between RCA and AFIN portfolios);
•	located in 39 states, including Washington, D.C.; and
•	with approximately 20.3 million square feet of leasable space.

All of the following property portfolio information is provided to illustrate the pro forma combined property portfolio of AFIN and RCA post-merger. This information includes an illustration of the combined portfolio by property type and geography, as well as a combined lease expiration schedule. The AFIN information represents information for the 455 properties owned at September 30, 2016, assuming the disposition of the Merrill Lynch properties. The RCA information represents information for the 35 properties owned at September 30, 2016.

Property Type Diversification

The following table sets forth on a pro forma basis, as of September 30, 2016, certain property type information regarding the property portfolios:

Property Type	Number of Properties	Rentable Square Feet	Percentage Leased	Remaining Lease Term(1)	Annualized Rental Income(2) (In Thousands)	Annualized Rental Income as a Percentage of the Total Portfolio
Multi-Tenant Retail	35	7,507,531	92.9%	5.2	$97,787	39.1%
Single-Tenant Retail	411	3,840,724	100.0%	11.1	74,830	29.9%
Office	18	2,208,895	100.0%	7.4	35,797	14.3%
Industrial	26	6,724,091	100.0%	8.3	41,918	16.7%
Total	490	20,281,241	97.4%	7.8	$250,332	100.0%

(1)	Remaining lease term in years as of September 30, 2016. If the portfolio has multiple properties with varying lease expirations, remaining lease term is calculated on a weighted-average basis.
(2)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Geographic Diversification

The following table sets forth on a pro forma basis, as of September 30, 2016, certain state-by-state information regarding the property portfolios (dollars in thousands):

State	Number of Properties	Rentable Square Feet	Rentable Square Feet as a Percentage of the Total Portfolio	Annualized Rental Income(1) (In Thousands)	Annualized Rental Income as a Percentage of the Total Portfolio
North Carolina	48	1,863,498	9.2%	22,605	9.0%
Florida	78	1,211,983	6.0%	21,669	8.7%
New Jersey	4	818,470	4.0%	20,289	8.1%
Georgia	55	1,778,560	8.8%	18,176	7.3%
Alabama	9	2,502,507	12.3%	16,219	6.5%
Texas	17	1,034,881	5.1%	14,893	5.9%
Massachusetts	8	1,561,761	7.7%	13,368	5.4%
South Carolina	16	1,379,831	6.8%	12,495	5.0%
Minnesota	5	693,148	3.4%	11,794	4.7%
Ohio	36	694,176	3.4%	10,589	4.2%
Pennsylvania	17	472,044	2.3%	8,529	3.4%
Illinois	31	648,685	3.2%	8,432	3.4%
Oklahoma	5	798,107	3.9%	7,915	3.2%
Nevada	2	384,289	1.9%	6,858	2.7%
Kentucky	6	500,799	2.5%	6,693	2.7%
Wisconsin	4	531,664	2.6%	6,629	2.6%
Missouri	8	404,518	2.0%	5,368	2.2%
Maryland	7	423,354	2.1%	4,537	1.8%
Tennessee	33	268,471	1.3%	4,108	1.6%
Michigan	14	275,030	1.4%	3,880	1.5%
Utah	1	395,787	2.0%	3,397	1.4%
Virginia	25	186,162	0.9%	3,215	1.3%
Louisiana	14	248,461	1.2%	2,686	1.1%
New York	3	152,348	0.8%	2,613	1.0%
Rhode Island	2	148,927	0.8%	2,420	1.0%
Kansas	1	239,492	1.2%	2,290	0.9%
Connecticut	2	84,045	0.4%	1,640	0.7%
Iowa	6	126,710	0.6%	1,485	0.6%
Mississippi	10	124,121	0.6%	1,457	0.6%
North Dakota	2	145,041	0.7%	1,068	0.4%
Arkansas	6	54,620	0.3%	663	0.3%
Indiana	5	35,056	0.2%	593	0.2%
Colorado	3	25,130	0.1%	504	0.2%
Idaho	2	13,040	0.1%	298	0.1%
Wyoming	1	14,560	0.1%	291	0.1%
District of Columbia	1	2,745	*	235	0.1%
South Dakota	1	21,662	0.1%	220	0.1%
West Virginia	1	9,238	*	117	*
New Mexico	1	8,320	*	94	*
Total	490	20,281,241	100.0%	250,332	100.0%

*	Amount is below 0.1%
(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Lease Expirations

The following table sets forth on a pro forma basis, as of September 30, 2016, certain information regarding the property portfolios and the timing of the lease term expirations (excluding rights to extend a lease at the option of the tenant) on net leased, single-tenant properties (for properties under direct financing leases, average annual rent amounts represent cash rent on these properties):

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1) (in thousands)	Percent of Annualized Rental Income Expiring	Leased Rentable Square Feet	Percent of Rentable Square Feet Expiring
2016	14	$688	0.3%	46,431	0.2%
2017	125	13,684	5.5%	870,651	4.4%
2018	116	15,252	6.1%	1,020,820	5.2%
2019	126	21,316	8.5%	1,656,863	8.4%
2020	99	13,448	5.4%	1,144,253	5.8%
2021	73	16,194	6.5%	1,375,846	7.0%
2022	38	17,444	7.0%	2,157,083	10.9%
2023	59	15,322	6.1%	2,051,420	10.4%
2024	45	11,478	4.6%	778,014	3.9%
2025	60	17,839	7.1%	1,362,945	6.9%
Thereafter	351	107,667	42.9%	7,280,503	36.9%
Total	1,106	$250,332	100.0%	19,744,829	100.0%

(1)	Annualized rental income as of September 30, 2016 for the in-place leases at the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Tenant Concentration

The following table lists the tenant from which AFIN, after giving effect to the closing of the merger, derived more than 10% of its total annualized rental income on a straight-line basis as of September 30, 2016.

Tenant	September 30, 2016
SunTrust Bank	11.7%

The termination, delinquency or non-renewal of leases by any major tenant may have a material adverse effect on revenues.

Contractual Obligations on a Pro Forma Basis After Giving Effect to the Merger and Recent and Pending Transactions

The following is a summary of the combined company’s contractual obligations, on a pro forma basis, due over the next five years and thereafter as of September 30, 2016.

			Years Ended December 31,
(In thousands)	Total	October 1 to December 31, 2016	2017 – 2018	2019 – 2020	Thereafter
Principal on gross mortgage notes payable	$1,167,076	$551	$149,760	$692,050	$323,815
Interest on mortgage notes payable	215,243	13,629	102,007	89,050	10,557
Credit facility	304,000	—	304,000	—	—
Interest on credit facility	12,622	1,465	11,157	—	—
Ground lease rental payments due	20,226	356	2,862	2,657	14,351
Total	$1,719,167	$16,001	$569,786	$784,657	$348,723

DESCRIPTION OF AFIN SHARES

The following description of the material terms of common stock is not complete and is qualified in its entirety by reference to Maryland law and to AFIN’s charter and bylaws.

General

AFIN’s charter authorizes AFIN to issue up to 350.0 million shares of stock, consisting of 300.0 million shares of common stock, par value $0.01 per share, and 50.0 million shares of preferred stock, par value $0.01 per share.

The AFIN Board, with the approval of a majority of the entire AFIN Board and without any action taken by AFIN stockholders, may amend AFIN’s charter from time to time to increase or decrease the aggregate number of AFIN’s authorized shares or the number of shares of any class or series that AFIN has the authority to issue. Under Maryland law, stockholders of a Maryland corporation are not generally liable for the corporation’s debts or obligations solely as a result of their status as stockholders. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of AFIN common stock. Pursuant to AFIN’s charter, holders of AFIN common stock will have no appraisal rights unless the AFIN Board determines that appraisal rights will apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. As of the record date for AFIN’s special meeting, AFIN had 65,805,184 shares of common stock issued and outstanding, including unvested restricted shares, and no shares of preferred stock issued and outstanding.

Subject to the preferential rights, if any, of holders of any other class or series of AFIN’s stock and to the provisions of AFIN’s charter relating to the restrictions on ownership and transfer of AFIN’s stock, the holders of AFIN common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by the AFIN Board and declared by AFIN; and
•	are entitled to share ratably in all of AFIN’s assets available for distribution to holders of AFIN common stock upon liquidation, dissolution or winding up of AFIN’s affairs.

Subject to the provisions of AFIN’s charter relating to the restrictions on ownership and transfer of AFIN’s stock and except as may otherwise be specified in the charter, holders of AFIN common stock are entitled to one vote per share on all matters on which holders of AFIN common stock are entitled to vote at all meetings of AFIN stockholders. The holders of AFIN common stock do not have cumulative voting rights.

Holders of shares of AFIN common stock are entitled to vote for the election of directors. Directors may be removed from office, but only for cause, by the affirmative vote of stockholders entitled to cast not less than two-thirds of the total votes entitled to be cast generally in the election of directors. Vacancies on the AFIN Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled only by a majority of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy accrued and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

Power to Reclassify Shares of AFIN’s Stock

The AFIN Board may classify any unissued shares of preferred stock and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over AFIN common stock with respect to voting rights, distributions or upon liquidation, and authorize AFIN to issue the newly classified shares. Prior to the issuance of shares of each class or series, the AFIN Board is required by the MGCL and AFIN’s charter to set, subject to the provisions of AFIN’s charter regarding the restrictions on ownership and transfer of AFIN’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of AFIN’s stock or the rules of any stock exchange or automated quotation system on which AFIN’s securities may be listed or traded.

Power to Increase Authorized Stock, Issue Preferred Stock and Additional Shares of AFIN Common Stock

AFIN believes that the power of the AFIN Board to amend the charter from time to time to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that AFIN has the authority to issue, to issue additional authorized but unissued shares of AFIN common stock or preferred stock and to classify or reclassify unissued shares of AFIN common stock or preferred stock into other classes or series of stock and thereafter to cause AFIN to issue such classified or reclassified shares of stock will provide AFIN with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by AFIN’s stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which AFIN’s securities are then listed or traded. Although the AFIN Board does not intend to do so, it could authorize AFIN to issue a class or series of common stock or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of AFIN that might involve a premium price for AFIN’s stockholders or otherwise be in their best interest.

Restrictions on Transfer and Ownership of Stock

In order for AFIN to qualify as a REIT under the Code, shares of AFIN’s stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50.0% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

AFIN’s charter contains restrictions on the ownership and transfer of shares of AFIN common stock and other outstanding shares of stock. The relevant sections of AFIN’s charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate of AFIN’s outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of AFIN’s shares of stock; we refer to these limitations as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of AFIN’s outstanding shares of stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of AFIN’s shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of AFIN’s stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

The AFIN Board may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in AFIN’s being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause AFIN to fail to qualify as a REIT. In order to be considered by the AFIN Board for exemption, a person also must not own, actually or constructively, an interest in one of AFIN’s tenants (or a tenant of any entity which AFIN owns or controls) that would cause AFIN to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by AFIN from such tenant is sufficiently small that, in the opinion of the AFIN Board, rent from such tenant would not adversely affect AFIN’s ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of the AFIN Board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a charitable trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, the AFIN Board may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service, which we refer to as the IRS, ruling satisfactory to the AFIN Board with respect to AFIN’s qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, the AFIN Board may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of AFIN’s stock is in excess of such decreased limits until such person’s percentage ownership of shares of AFIN’s stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of AFIN’s stock in excess of such percentage ownership will be in violation of the applicable decreased limits. The AFIN Board may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of AFIN’s stock then outstanding. Prior to any modification of the ownership limits, the AFIN Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure AFIN’s qualification as a REIT.

AFIN’s charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of AFIN’s stock that would result in AFIN being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause AFIN to fail to qualify as a REIT; and
•	any person from transferring shares of AFIN’s stock if such transfer would result in shares of AFIN’s stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of AFIN’s stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of AFIN’s stock will be required to immediately give written notice to AFIN or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to AFIN, and provide AFIN with such other information as AFIN may request in order to determine the effect, if any, of such transfer on AFIN’s qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of AFIN’s stock will not apply if the AFIN Board determines that it is no longer in AFIN’s best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of AFIN’s stock is no longer required in order for AFIN to qualify as a REIT.

If any transfer of shares of AFIN’s stock would result in shares of AFIN’s stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of AFIN’s stock or any other event would otherwise result in:

•	any person violating the ownership limits or such other limit established by the AFIN Board; or
•	AFIN being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause AFIN to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by AFIN, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in AFIN’s charter, then the charter provides that the transfer of the shares will be void from the time of such purported transfer.

Shares of stock transferred to a charitable trust are deemed to have been offered for sale to AFIN, or AFIN’s designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price, as defined in AFIN’s charter, per share of such stock at the time of such devise or gift) and (2) the market price on the date AFIN, or AFIN’s designee, accept such offer. AFIN may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. AFIN may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. AFIN has the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to AFIN, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

Within 20 days of receiving notice from AFIN of the transfer of the shares to the charitable trust, the charitable trustee will sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of AFIN’s stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary. In addition, if, prior to discovery by AFIN that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by AFIN and will be unaffiliated with AFIN and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by AFIN with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to AFIN’s discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to AFIN’s discovery that the shares have been transferred to the charitable trust; and
•	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if AFIN has already taken irreversible corporate action, then the charitable trustee may not rescind and recast the vote.

If the AFIN Board determines in good faith that a transfer violated, or a proposed transfer would violate, the restrictions on ownership and transfer of AFIN’s stock set forth in AFIN’s charter, the AFIN Board, or a committee thereof, may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing AFIN to redeem shares of stock, refusing to give effect to the transfer on AFIN’s books or instituting proceedings to enjoin the transfer.

Every owner of more than 5.0% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of AFIN’s stock, including common stock, will be required to give written notice to AFIN within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of AFIN’s stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to AFIN such additional information as AFIN may request in order to determine the effect, if any, of such beneficial ownership on AFIN’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to AFIN such information as AFIN may request, in good faith, in order to determine AFIN’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of AFIN’s stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of AFIN’s stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for AFIN common stock or otherwise be in the best interest of AFIN’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for AFIN common stock is DST Systems, Inc. The principal business address of the transfer agent and registrar is 333 W. 11th Street, Kansas City, MO 64105.

Listing of AFIN Common Stock

Approval for listing on the NYSE of the shares of AFIN common stock is a condition to each party’s obligation to complete the merger. AFIN has agreed to use commercially reasonable efforts to cause the shares of AFIN common stock to be approved for listing, but the AFIN common stock is not required to be listed upon closing of the merger. The AFIN common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. The AFIN Board has not yet determined when it will request that the AFIN common stock be listed and commence trading and any decision with respect to the timing of listing would be based on market conditions and other factors. Following the closing, the AFIN Board plans to meet to consider when it is in AFIN’s best interests to list. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders. If the merger is completed, shares of RCA common stock will be deregistered under the Exchange Act.

THE AFIN SPECIAL MEETING

Date, Time, Place and Purpose of AFIN’s Special Meeting

The special meeting of the stockholders of AFIN will be held at The Core Club, 66 East 55th Street, New York, New York, on January 25, 2017, commencing at 4:00 p.m., local time. The purpose of AFIN’s special meeting is:

1.	to consider and vote on a proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Recommendation of the AFIN Board

The AFIN Board has (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of AFIN and (b) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. The AFIN Board unanimously recommends that AFIN stockholders vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the AFIN Board and Its Reason for the Merger” beginning on page 106.

Record Date; Who Can Vote at AFIN’s Special Meeting

The AFIN Board has fixed the close of business on December 15, 2016, as the record date for determining the AFIN stockholders entitled to receive notice of, and to vote at, AFIN’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of AFIN common stock at the close of business on the record date are entitled to receive notice of, and to vote at, AFIN’s special meeting and any postponement or adjournment of the special meeting. As of the record date, there were 65,805,184 shares of AFIN common stock outstanding, including 28,192 shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, which were entitled to vote at AFIN’s special meeting, held by approximately 33,433 holders of record. Each share of AFIN common stock is entitled to one vote on each proposal presented at AFIN’s special meeting.

Vote Required for Approval; Quorum

Approval of the proposal of AFIN to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present. Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies requires the affirmative vote of a majority of the votes cast on the proposal. AFIN’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

AFIN’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at AFIN’s special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Because all of the proposals to be submitted to the stockholders at AFIN’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each. Therefore, unless you instruct your broker or other nominee how to vote your shares of AFIN common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of AFIN common stock held in street name by returning a proxy card directly to AFIN or by voting in person at AFIN’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes are not counted as votes cast on the proposal and otherwise will have no effect on the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement or the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN and to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Manner of Authorizing Proxy

AFIN stockholders may submit their votes for or against the proposals submitted at AFIN’s special meeting in person or by proxy. AFIN stockholders may authorize a proxy in the following ways:

Internet.  AFIN stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.

Telephone.  AFIN stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.

Mail.  AFIN stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

AFIN stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which AFIN stockholders authorize a proxy will in no way limit their right to vote at AFIN’s special meeting if they later decide to attend the meeting and vote in person. If shares of AFIN common stock are held in the name of a broker or other nominee, AFIN stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at AFIN’s special meeting.

All shares of AFIN common stock entitled to vote and represented by properly completed proxies received prior to AFIN’s special meeting, and not revoked, will be voted at AFIN’s special meeting as instructed on the proxies. If AFIN stockholders of record do not indicate how their shares of AFIN common stock should be voted on a proposal, the shares of AFIN common stock represented by their properly executed proxy will be voted in accordance with the AFIN Board’s recommendation on each proposal. If you do not provide voting instructions to your broker or other nominee, your shares of AFIN common stock will NOT be voted and will be considered broker non-votes.

Revocation of Proxies or Voting Instructions

AFIN stockholders of record may change their vote or revoke their proxy at any time before it is exercised at AFIN’s special meeting by:

•	submitting notice in writing to AFIN’s Secretary at American Finance Trust, Inc., 405 Park Avenue, 14th Floor, New York, New York 10022, that you are revoking your proxy;
•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at AFIN’s special meeting.

Attending AFIN’s special meeting without voting will not revoke your proxy. AFIN stockholders who hold shares of AFIN common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of the Votes

AFIN will appoint an Inspector of Election for AFIN’s special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The AFIN Board is soliciting proxies from the AFIN stockholders. AFIN will pay the costs associated with the solicitation. Directors, officers and employees of AFIN may solicit proxies on behalf of AFIN in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. AFIN has engaged Broadridge Investor Communication Solutions, Inc., or Broadridge, to assist it in the solicitation of proxies. AFIN has agreed to pay Broadridge a fee of approximately $16,000 for proxy solicitation services provided, plus the reimbursement of certain costs and out of pocket expenses incurred in connection with their services. In accordance with the regulations of the SEC, AFIN also will reimburse brokerage firms, and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of AFIN common stock.

PROPOSALS SUBMITTED TO AFIN STOCKHOLDERS

Proposal No. 1: AFIN Proposal to Approve the Company Merger and Issuance of Shares

AFIN is asking its stockholders to approve the company merger and the issuance of AFIN common stock to RCA stockholders in connection with the company merger, pursuant to the merger agreement. For a detailed discussion of the terms and conditions of the merger, the merger agreement and related agreements, see “The Merger” and “The Merger Agreement.”

As discussed in the section entitled “The Merger — Recommendation of the AFIN Board and Its Reasons for the Merger” beginning on page 106, after careful consideration, the AFIN Board approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The AFIN Board is seeking the approval of its stockholders on the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Approval of the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of shares of AFIN common stock at AFIN’s special meeting, excluding shares of AFIN common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates, provided that a quorum is present.

Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger. If the proposal is not approved, the merger will not be completed.

Recommendation of the AFIN Board

The AFIN Board unanimously recommends that AFIN stockholders vote FOR Proposal No. 1.

Proposal No. 2: AFIN Adjournment Proposal

AFIN is seeking approval from its stockholders to authorize AFIN to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement if there are insufficient votes at the time of the adjournment to approve the proposal.

If the AFIN stockholders approve this proposal, AFIN’s special meeting may be adjourned and AFIN may use the additional time to solicit additional proxies until the meeting is reconvened.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies requires the affirmative vote of holders of at least a majority of the votes cast at AFIN’s special meeting on this proposal. Under AFIN’s bylaws, the chairperson of the meeting has the authority to adjourn the meeting, whether or not a quorum is present, without a vote of the stockholders. If you “Abstain” from voting, it will have no effect this proposal. Failures to vote, which include broker non-votes, will have no effect on this proposal.

Recommendation of the AFIN Board

The AFIN Board unanimously recommends that AFIN stockholders vote FOR Proposal No. 2.

THE RCA SPECIAL MEETING

Date, Time, Place and Purpose of RCA’s Special Meeting

The special meeting of the stockholders of RCA will be held at The Core Club, 66 East 55th Street New York, New York, on January 25, 2017, commencing at 3:00 p.m., local time. The purpose of RCA’s special meeting is:

1.	to consider and vote on a proposal to approve the RCA Charter Amendment;
2.	to consider and vote on a proposal to approve the company merger; and
3.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Recommendation of the RCA Board

The RCA Board has (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment are advisable and in the best interests of RCA and (b) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment. Edward M. Weil, Jr., chief executive officer, president and chairman of the board of directors of both AFIN and RCA, recused himself from voting on the merger, the merger agreement and the other transactions contemplated by the merger agreement. The RCA Board unanimously recommends that RCA stockholders vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger. For the reasons for this recommendation, see “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 110.

Record Date; Who Can Vote at RCA’s Special Meeting

The RCA Board has fixed the close of business on December 15, 2016, as the record date for determining the RCA stockholders entitled to receive notice of, and to vote at, RCA’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of RCA common stock at the close of business on the record date are entitled to notice of, and to vote at, RCA’s special meeting and any postponement or adjournment of the special meeting. As of the record date, there were 99,268,676 shares of RCA common stock outstanding, including 223,243 shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates, which were entitled to vote at RCA’s special meeting, held by approximately 20,380 holders of record. Each share of RCA common stock is entitled to one vote on each proposal presented at RCA’s special meeting.

Vote Required for Approval; Quorum

The proposals to approve the RCA Charter Amendment and the company merger require the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote. In addition, the merger agreement also requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

The proposal to approve granting the RCA Board the authority to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies to approve the RCA Charter Amendment or the company merger requires the affirmative vote of a majority of the votes cast on the proposal. RCA’s bylaws authorize the chairman of the meeting to adjourn the meeting in the discretion of the chairman and without any action by the stockholders regardless of whether a quorum is present.

The closing of the company merger is conditioned upon approval of the RCA Charter Amendment. Thus, if RCA stockholders do not approve the RCA Charter Amendment, the merger will not be completed even if the company merger proposal is approved. Likewise, approval of the RCA Charter Amendment is conditioned on approval of the company merger and the closing of the merger. If RCA stockholders do not approve the company merger proposal and the merger does not close, the approval of the RCA Charter Amendment will not be effective.

RCA’s charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at RCA’s special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Because all of the proposals to be submitted to the stockholders at RCA’s special meeting are non-routine matters, brokers will not have discretion to vote shares on the proposals without direction from the beneficial holders under applicable stock exchange rules, so it is possible that there may be “broker non-votes” on each proposal. Therefore, unless you instruct your broker or other nominee how to vote your shares of RCA common stock held in street name, your shares will NOT be voted. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card. You should also be aware that you may not vote shares of RCA common stock held in street name by returning a proxy card directly to RCA or by voting in person at RCA’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes will have the same effect as votes cast AGAINST the proposal to approve the RCA Charter Amendment and AGAINST the proposal to approve the company merger. However, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting.

Manner of Authorizing Proxy

RCA stockholders may submit their votes for or against the proposals submitted at RCA’s special meeting in person or by proxy. RCA stockholders may authorize a proxy in the following ways:

•	Internet. RCA stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. RCA stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. RCA stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

RCA stockholders should refer to their proxy card or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which RCA stockholders authorize a proxy will in no way limit their right to vote at RCA’s special meeting if they later decide to attend the meeting in person.

All shares of RCA common stock entitled to vote and represented by properly completed proxies received prior to RCA’s special meeting, and not revoked, will be voted at RCA’s special meeting as instructed on the proxies. If RCA stockholders of record do not indicate how their shares of RCA common stock should be voted on a matter, the shares of RCA common stock represented by their properly executed proxy will be voted in accordance with the RCA Board’s recommendation on each proposal. If you do not provide voting instructions to your broker or other nominee, your shares of RCA common stock will NOT be voted and will be considered broker non-votes.

Revocation of Proxies or Voting Instructions

RCA stockholders of record may change their vote or revoke their proxy at any time before it is exercised at RCA’s special meeting by:

•	submitting notice in writing to RCA’s Secretary at American Realty Capital — Retail Centers of America, Inc., 405 Park Avenue, 14th Floor, New York, New York 10022, that you are revoking your proxy;
•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at RCA’s special meeting.

Attending RCA’s special meeting without voting will not revoke your proxy. RCA stockholders who hold shares of RCA common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Solicitation of Proxies

The RCA Board is soliciting proxies from the RCA stockholders. RCA will pay the costs associated with the solicitation. Directors, officers and employees of RCA may solicit proxies on behalf of RCA in person or by telephone, facsimile or other means, but will not receive any additional compensation for doing so. RCA has engaged Broadridge to assist it in the solicitation of proxies. RCA has agreed to pay a fee of approximately $16,000 for proxy solicitation services provided, plus the reimbursement of certain costs and out of pocket expenses incurred in connection with their services. In accordance with the regulations of the SEC, RCA also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of RCA common stock.

PROPOSALS SUBMITTED TO RCA STOCKHOLDERS

Proposal No. 1: RCA Charter Amendment

RCA is seeking approval of its stockholders of the RCA Charter Amendment. If adopted, this proposal would delete Article XIV (Roll-Up Transactions) from RCA’s charter. This article imposes substantive and procedural protections relating to Roll-Up Transactions (as defined below) all of which will not be applicable if the RCA Charter Amendment is approved. Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger. In other words, if this proposal is not approved, the merger will not be completed even if the company merger proposal is approved. Likewise, approval of the RCA Charter Amendment is conditioned on approval of the company merger and the closing of the merger. If RCA stockholders do not approve the company merger proposal and the merger does not close, the approval of the RCA Charter Amendment will not be effective.

RCA’s charter defines a Roll-Up Transaction as a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of RCA and the issuance of securities of an entity, which is referred to as a Roll-up Entity, that is created or would survive after the successful completion of the Roll-Up Transaction. This definition does not include (1) a transaction involving securities of a company that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving RCA’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of RCA’s existence, compensation to the RCA Advisor or the RCA Sponsor or RCA’s investment objectives. The merger of RCA with and into Merger Sub and the issuance of securities of AFIN, which are not listed and have not been listed on a national securities exchange for at least 12 months, would be a Roll-Up Transaction.

In connection with any Roll-Up Transaction involving the issuance of securities of a Roll-up Entity, RCA’s charter requires RCA to obtain an appraisal of its assets from a competent independent appraiser, which appraisal must assume an orderly liquidation of assets over a 12-month period. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering, and a summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-Up Transaction. In addition, in connection with a proposed Roll-Up Transaction, RCA’s charter requires RCA to offer to common stockholders who vote “no” on the proposal the choice of: (1) accepting the securities of the Roll-up Entity offered in the proposed Roll-Up Transaction or one of the following: (a) remaining as holders of RCA’s stock and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of RCA’s net assets. Under RCA’s charter, RCA is prohibited from participating in any Roll-Up Transaction: (1) that would result in the common stockholders having voting rights in a Roll-up Entity that are less than those provided in RCA’s charter, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor, (3) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in RCA’s charter or (4) in which any of the costs of the Roll-Up Transaction would be borne by RCA if the Roll-Up Transaction is rejected by the common stockholders.

RCA does not intend to obtain an appraisal of its assets in connection with the merger or comply with the other provisions of RCA’s charter applicable to Roll-Up Transactions. RCA believes that it would not be practical to complete the merger if it were required to comply with these provisions and the merger is specifically conditioned on the RCA Charter Amendment.

As further discussed in the section entitled “The Merger — Recommendation of the RCA Board and Its Reasons for the Merger” beginning on page 111, after careful consideration of various factors, including the RCA Board’s belief that, based on consultation with its advisors, RCA would need to be significantly larger in order to achieve a liquidity event through a listing of its common stock on a national securities exchange, the RCA Board approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to approve the RCA Charter Amendment requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on such proposal. In addition, the merger agreement also requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

Recommendation of the RCA Board

The RCA Board unanimously recommends that RCA stockholders vote FOR Proposal No. 1.

Proposal No. 2: Company Merger Proposal

RCA is seeking approval from its stockholders to approve the company merger. For detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 93 and “The Merger Agreement” beginning on page 160. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger. If the proposal is not approved, the merger will not be completed even if the company merger proposal is approved. In addition, if RCA stockholders do not approve this proposal, the RCA Charter Amendment will not be effective.

Approval of the proposal to approve the company merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock entitled to vote on the proposal. The merger agreement also requires the affirmative vote of the holders of at least a majority of the outstanding shares of RCA common stock, excluding shares of RCA common stock beneficially owned by AR Global or any of its affiliates or by any director or executive officer of RCA or AR Global or any of their respective affiliates.

Recommendation of the RCA Board

The RCA Board unanimously recommends that RCA stockholders vote FOR Proposal No. 2.

Proposal No. 3: RCA Adjournment Proposal

RCA is seeking approval from its stockholders to authorize RCA to adjourn the special meeting to a later date or dates, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger if there are insufficient votes at the time of the adjournment to approve the proposals.

If the RCA stockholders approve this proposal, RCA’s special meeting may be adjourned and RCA may use the additional time to solicit additional proxies until the meeting is reconvened.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies requires the affirmative vote of holders of at least a majority of the votes cast at RCA’s special meeting on this proposal. Under RCA’s bylaws, the chairperson of the meeting has the authority to adjourn the meeting, whether or not a quorum is present, without a vote of the stockholders. If you “Abstain” from voting, it will have no effect on this proposal. Failures to vote, which include broker non-votes, will have no effect on this proposal.

Recommendation of the RCA Board

The RCA Board unanimously recommends RCA stockholders vote FOR Proposal No. 3.

THE MERGER

The following is a description of the material aspects of the merger. While AFIN and RCA believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to AFIN stockholders and RCA stockholders. AFIN and RCA encourage AFIN stockholders and RCA stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A for a more complete understanding of the merger. References to representatives of AFIN’s management refer to Messrs. Weil and Radesca, and references to representatives of RCA’s management refer to Messrs. Weil and Abusharkh and Ms. Kurtz.

General

The AFIN Board and the RCA Board have each approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement. In the company merger, RCA will merge with and into Merger Sub, with Merger Sub surviving the company merger as a direct wholly owned subsidiary of AFIN. RCA stockholders will receive the merger consideration described below under “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 161.

Background of the Merger

RCA was incorporated on July 29, 2010 as a Maryland corporation and qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2012. RCA is a non-traded, externally-advised REIT with a focus on acquiring a diversified portfolio of anchored, stabilized core retail properties, including power centers and lifestyle centers in the United States. RCA closed its initial public offering of common stock on September 2013, and through that offering and its dividend reinvestment plan, raised approximately $983.8 million in total gross proceeds through December 15, 2016.

AFIN was incorporated in January 2013 as a non-traded, externally advised REIT. AFIN closed its initial public offering of common stock in October 2013, and through that offering and its dividend reinvestment plan, raised approximately $1.6 billion in total gross proceeds through December 15, 2016. The primary investment objectives of AFIN, from its inception, have been (i) to provide current income to stockholders, (ii) to preserve and return investors’ capital and (iii) to maximize total returns to stockholders through a combination of current income and realized appreciation.

Initially, AFIN’s investment strategy targeted commercial properties comprised primarily of freestanding single-tenant retail properties, net leased to investment grade, and other creditworthy tenants. As of December 31, 2015, AFIN owned 463 freestanding single-tenant retail properties located in 37 states, including Washington, D.C., representing 13.1 million rentable square feet, with 100% of the rentable space subject to double-net and triple-net leases with a weighted average remaining lease term of 8.6 years.

The AFIN Board and AFIN Advisor regularly assess the effectiveness of AFIN’s investment strategy in achieving AFIN’s investment objectives. In their assessments, AFIN’s Board and the AFIN Advisor review operating and capital plans and policies and evaluate plans for growth, cost savings measures, AFIN’s dividend policy and liquidity opportunities for stockholders. In April 2015, AFIN’s Board, upon the recommendation of the AFIN Advisor, approved expansion of AFIN’s operating and capital plans and policies. The expanded plans and policies provided for (i) management and optimization of AFIN’s current and future investments in net leased commercial properties and (ii) origination and acquisition of first mortgage and other commercial real estate-related debt investments across all major commercial real estate sectors. At the same time, AFIN announced its intention to list its common stock on the NYSE during the third quarter of 2015. In September 2015, AFIN announced that the AFIN Board, in consultation with the AFIN Advisor, had determined not to pursue the listing at that time due to unfavorable market conditions.

At a meeting of the AFIN Board on January 20, 2016, with representatives of the AFIN Advisor and Proskauer in attendance, Mr. Weil, on behalf of the AFIN Advisor, made a presentation to the AFIN Board that envisioned a potential multiparty business combination involving AFIN and any or all of RCA and a number of other REITs sponsored by AR Global and externally advised by a wholly-owned subsidiary of AR Global that we refer to as a “Strategic Counterparty.” We refer to the combinations of AFIN with RCA and the other Strategic Counterparties as “Strategic Combinations.” The AFIN Advisor’s presentation on

January 20, 2016 addressed the preliminary scope and framework of, and the rationale for, the Strategic Combinations, with the principal components of the rationale being: (i) to enhance AFIN’s scale and thereby achieve greater balance sheet flexibility, lower capital costs and growth opportunities, (ii) to increase AFIN’s diversification of property type, tenant base and geographic location and thereby reduce financial concentration risks and (iii) to reduce AFIN’s fees and administrative costs as a percentage of assets and thereby increase net cash flows and strengthen dividend coverage. The AFIN Advisor identified RCA and the other Strategic Counterparties as potential participants in the possible multiparty transaction because of the contributions each of them was perceived, preliminarily, to offer in achieving the foregoing strategic and financial objectives and because the AFIN Advisor believed RCA and the other Strategic Counterparties might view their respective participation in the transaction as affording similar benefits to themselves.

At the January 20, 2016 meeting, the AFIN Board invited UBS and two other investment banks to make presentations as to their respective experience and qualifications to serve as financial advisor to the independent directors, or a special committee of the independent directors, in connection with the Strategic Combinations. Subsequently, the AFIN Board received and considered fee proposals from the three investment banks and information as to their respective current and prior relationships with AR Global and its sponsored REITs and affiliates.

At a February 1, 2016 telephonic meeting, the AFIN Board considered the proposals submitted by, the experience and qualifications of, and the potential conflicts of, the three investment banks.

On February 10, 2016, following approval of the independent directors, AFIN and the AFIN Board engaged UBS to provide financial advice and assistance to the independent directors of the AFIN Board in analyzing, structuring and negotiating the Strategic Combinations. UBS was selected for a variety of reasons, including its experience in comparable situations and with non-traded REITs, its experience in representing independent directors and special committees, its knowledge of AR Global and its affiliates, the AFIN Board’s belief that UBS’s relationships with AR Global and its affiliates would not affect UBS’s ability to provide independent financial advice and assistance to AFIN’s independent directors, and UBS’s ability, and expressed willingness, to provide and syndicate financing for the potential Strategic Combinations.

On February 16, 2016, the lead independent director of the AFIN Board delivered a letter to the independent directors of the RCA Board inviting RCA to commence discussions relating to a possible business combination with AFIN and possibly one or more of the other Strategic Counterparties.

On February 25, 2016, following consideration of potential conflicts, RCA retained Arnold & Porter LLP to act as legal counsel to the independent directors of the RCA Board in connection with their consideration of a possible business combination with AFIN.

On February 26, 2016, UBS, on behalf of the independent directors of AFIN, delivered a letter to the independent directors of the RCA Board, providing further details on AFIN’s proposal for a Strategic Combination with RCA.

At a meeting of the RCA Board on February 26, 2016, BMO and two other investment banks made presentations as to their respective experience and qualifications to serve as financial advisor to the independent directors, or a special committee of the independent directors, of the RCA Board in connection with a possible transaction or series of transactions involving the sale of RCA.

On February 29, 2016, the AFIN Board held a telephonic meeting, with representatives of the AFIN Advisor and Proskauer in attendance, to discuss general processes to be followed in connection with the potential Strategic Combinations, taking into account the relationships of AFIN and the Strategic Counterparties through common sponsors and affiliated external advisors and, in certain instances, common directors, and conflicts of interest inherent in strategic transactions. AFIN’s independent directors advised the AFIN Advisor and Proskauer of their intention to retain Pepper Hamilton LLP as legal counsel to the independent directors. AFIN’s independent directors had initially engaged Pepper Hamilton as their legal counsel in December 2015 in connection with their evaluation of an investment opportunity unrelated to RCA or any of the Strategic Counterparties.

Following its engagement and at the direction of the independent directors of the AFIN Board, UBS communicated with RCA to solicit and gauge its interest in considering participation in a business combination with AFIN that could become a multiparty transaction. In addition, UBS commenced its financial analyses of the potential multiparty business combination based, initially, on publicly available information, and taking into account different potential participation scenarios.

AFIN and RCA entered into a mutual nondisclosure agreement effective as of March 2, 2016. The mutual nondisclosure agreement afforded AFIN and RCA access to nonpublic information of the other. Thereafter, the respective management teams of AFIN and RCA opened electronic data rooms containing non-public information of each respective company.

On March 9, 2016, the RCA Board met telephonically, with representatives of Proskauer, Arnold & Porter and RCA management in attendance, to discuss AFIN’s proposal for a Strategic Combination with RCA. The RCA Board formally established the RCA Special Committee, consisting of the two independent directors of the RCA Board, Leslie Michelson and Governor Edward G. Rendell, to consider the proposal set forth in AFIN’s prior correspondence to the independent directors of the RCA Board. The RCA Board vested in the RCA Special Committee the exclusive power and authority to (1) review and evaluate the terms and conditions of the AFIN proposal and any modifications or amendments, (2) negotiate, if appropriate, with all relevant parties with respect to the terms and conditions of the AFIN proposal, (3) solicit expressions of interest or other proposals for, and consider, any alternative transactions to the AFIN proposal, (4) determine whether the AFIN proposal is advisable, and in the best interests of RCA and its stockholders, (5) recommend to the RCA Board any action or rejection with respect to the AFIN proposal, and (6) take all other such actions as may be determined to be necessary or appropriate in connection with the foregoing matters.

On March 14, 2016, the RCA Special Committee engaged BMO to provide financial advice and assistance to the RCA Special Committee in analyzing, structuring and negotiating the Strategic Combination. BMO was selected for a variety of reasons, including its experience in comparable transactions that included asset portfolios similar to RCA’s. The RCA Special Committee also considered BMO’s relationships with AR Global and its affiliates and determined that such relationships would not affect BMO’s ability to provide independent financial advice and assistance to the RCA Special Committee.

On March 18, 2016 and March 29, 2016, the RCA Special Committee held telephonic meetings, with representatives from BMO and Arnold & Porter in attendance, to discuss organizational issues, the due diligence process, RCA’s strategy with respect to the Strategic Combination, whether prospective other buyers could be identified, whether it was in the best interests of RCA not to pursue the Strategic Combination with AFIN or any alternative strategic transaction, the status of key workstreams and whether to present AFIN with formal bid instruction procedures.

On April 2, 2016, following discussion of the AFIN independent directors with Pepper Hamilton, David Gong, lead independent director of the AFIN Board, advised the AFIN Advisor of the determination by the independent directors of the AFIN Board to establish a special committee of independent directors, and the AFIN Special Committee was formally established on April 12, 2016, as discussed below.

On April 2, 2016, the independent directors of the AFIN Board sent a letter to the independent directors of the RCA Board proposing the acquisition by AFIN of 100% of RCA’s common stock for total consideration of $9.80 per share, comprised of 0.365 shares of AFIN common stock ($8.82 based on AFIN’s published per share NAV of $24.17 as of December 31, 2015) and $0.98 in cash. AFIN’s proposal was based solely on publicly available information.

AFIN’s April 2 letter indicated that the proposed transaction would not be subject to a financing contingency and would permit RCA to initiate, solicit and encourage other inquiries or the making of other acquisition proposals after the signing of the merger agreement (a “go shop” provision). The letter suggested a 30-day go shop period; a “fiduciary out” that would allow RCA to terminate any merger agreement with AFIN to accept a superior proposal; and a two-tiered termination fee of 1% and 2% of the equity value of the transaction, with the lower fee applicable to a termination resulting from a superior proposal made during the go shop period. AFIN’s letter also expressed willingness to explore additions to AFIN’s Board.

On April 7, 2016, representatives of BMO conducted a call with the RCA Special Committee to discuss AFIN’s initial proposal and the upcoming meeting between Mr. Michelson and Mr. Gong.

On April 8, 2016, Mr. Michelson met with Mr. Gong to discuss key transaction terms, the valuation of RCA and AFIN, due diligence, the status of discussions with other Strategic Counterparties and the vision for the pro forma business. Following Mr. Michelson’s meeting with Mr. Gong, the RCA Special Committee met telephonically, with representatives from BMO and Arnold & Porter in attendance, to discuss Mr. Michelson’s meeting with Mr. Gong. The RCA Special Committee discussed its alternatives, including the option of not proceeding with the Strategic Combination or any alternative strategic transaction, moving forward with further discussions with AFIN or reaching out to other potential purchasers, and determined that it would await a more detailed and definitive bid letter from AFIN before engaging in further discussions.

On April 12, 2016, the AFIN Board formally established the AFIN Special Committee, consisting of David Gong, as Chair, Lisa Kabnick and Stanley R. Perla, and vested in the AFIN Special Committee exclusive power and authority to (a) review, analyze and evaluate the potential multiparty business combination, (b) negotiate, in its sole discretion, the terms and conditions of any or all of the Strategic Combinations, (c) arrange for such financial, business and legal diligence as the AFIN Special Committee determines appropriate and (d) determine whether one or more of such Strategic Combinations is advisable and in the best interests of AFIN and its stockholders. The resolutions of the AFIN Board establishing the AFIN Special Committee further provided that the AFIN Board would not authorize or approve, or recommend to stockholders, any Strategic Combination that had not been recommended to the AFIN Board by the AFIN Special Committee. All of the meetings of the AFIN Special Committee were attended by all members of the AFIN Special Committee, and all determinations, recommendations and authorizations of the AFIN Special Committee were unanimous.

Also on April 12, 2016, at the direction of the RCA Special Committee, BMO representatives conducted a call with representatives of UBS to discuss AFIN’s due diligence of RCA and the timing for a revised proposal.

At telephonic meetings on April 15, 2016 and April 22, 2016, the RCA Special Committee met, with representatives of BMO and Arnold & Porter in attendance, for status updates on discussions between BMO and UBS regarding next steps. At the meetings, the RCA Special Committee also discussed acceptable key transaction terms, terms from other comparable agreements and potential valuation issues.

At telephonic meetings on April 18 and April 22, 2016, the AFIN Board met, with representatives of the AFIN Advisor, Proskauer and UBS in attendance, for a status update on discussions between Mr. Gong and Mr. Michelson as to the mutual interest of the AFIN Special Committee and the RCA Special Committee in considering a Strategic Combination and on discussions between representatives of UBS and BMO.

On April 27, 2016, the AFIN Special Committee met telephonically, with representatives of UBS and Pepper Hamilton attending. Mr. Weil joined the initial portion of the meeting at the invitation of the AFIN Special Committee. In the initial portion of the meeting, the AFIN Special Committee reviewed developments relative to the Strategic Combinations and solicited the views of Mr. Weil, on behalf of the AFIN Advisor, as to certain metrics.

Between April 27, 2016 and May 4, 2016, the AFIN Special Committee held several telephonic meetings, with and its financial and legal advisors in attendance, to discuss management’s financial projections of AFIN for fiscal year 2016 through fiscal year 2020.

On May 4, 2016, the AFIN Special Committee met telephonically, with representatives of UBS and Pepper Hamilton attending. In this meeting, UBS reviewed its preliminary financial analysis of the Strategic Combination with RCA. In conjunction with this review, the AFIN Special Committee considered the estimates and assumptions underlying the projections prepared by AFIN Management that were used in UBS’s preliminary financial analysis, including with respect to general economic, market, interest rate and financial conditions, the availability and cost of capital, occupancy levels and rental rates, operating expenses and capital expenditures, and risks and uncertainties associated with the projections. The AFIN Special Committee also considered, among other things: (i) the reasons for the RCA transaction; (ii) the relationship of each of AFIN and RCA and their respective affiliates, including through the common parent of their respective external advisors, and the interests that related persons have that are different from, or in addition to, the interests of the AFIN common stockholders in, and as a result of, the transaction, including from advisory, property management and other cash-based fees that would be payable in connection with, or as the result of, the transaction, and equity-based entitlements that would vest or be settled as the result of the transaction; and (iii) an indicative range of exchange ratios and an indicative mix of transaction consideration between AFIN common stock and cash.

At the conclusion of its May 4 meeting, the AFIN Special Committee determined to clarify with the AFIN Advisor the financial interests of the AFIN Advisor and AR Global affiliates in connection with the transaction.

Between May 4 and May 8, 2016, the AFIN Special Committee held several telephonic meetings, with a representative of Pepper Hamilton in attendance, to address the related-party components of the proposed RCA transaction, including agreements with each of AFIN and RCA and their respective affiliates. The AFIN Special Committee concluded that certain of these agreements would need to be modified to address the Strategic Combinations. Following preliminary consideration of risks, costs and benefits of certain potential amendments, the AFIN Special Committee determined to address with the AFIN Advisor alternative formulations of potential amendments to the AFIN Advisory Agreement.

On May 9, 2016, UBS advised the AFIN Special Committee that, in recognition of advisory services previously rendered by UBS to the AFIN Advisor with respect to the existing AFIN Advisory Agreement, UBS had determined to refrain from participation in any negotiations between the AFIN Special Committee and the AFIN Advisor of potential amendments to the Advisory Agreement and from giving any advice to the AFIN Special Committee with respect to the various amendments other than to provide the AFIN Special Committee with a broad range of benchmarking and comparative data and financial impact analyses of alternative fee structures under different transaction scenarios.

On May 9, 2016, the AFIN Advisor sent the AFIN Special Committee an outline of proposed amendments to the AFIN Advisory Agreement. The amendments proposed by the AFIN Advisor on May 9 related solely to the base and variable fees levels in the Advisory Agreement.

Also on May 9, 2016, the RCA Special Committee met telephonically, with representatives from BMO and Arnold & Porter present, to discuss the status of negotiations and the terms of the existing AFIN Advisory Agreement, including the 20-year term and the potential conflicts of interest in relation to AFIN, the AFIN Advisor and the RCA Advisor.

On May 10, 2016, the AFIN Advisor sent the AFIN Special Committee a revised outline of proposed amendments to the AFIN Advisory Agreement. The revised outline proposed: (i) changes to the formula for computing the base management fee, (ii) an annual increase, commencing in fiscal year 2019, in the performance hurdle for purposes of the variable management fee; (iii) addition of property management fees and oversight fees; and (iv) inclusion of an AFIN termination right tied to a change of control and coupled with a termination fee

Between May 9 and May 13, 2016, the AFIN Special Committee held several telephonic meetings to address the amendments proposed by the AFIN Advisor and alternative amendments.

On May 13, 2016, the AFIN Special Committee sent the AFIN Advisor an outline of its proposed amendments to the AFIN Advisory Agreement. The outline differed from the AFIN Advisor’s May 10 proposal in the following principal respects: (i) the outline included a base management fee cap; (ii) the outline commenced the annual escalator on the performance hurdle in fiscal year 2018 rather than in fiscal year 2019; (iii) the outline provided that no property management or oversight fees would be payable other than under existing contracts of Strategic Counterparties with unaffiliated third parties; and (iv) the outline did not provide for an AFIN change of control termination right.

Following discussions on May 13 and May 14, 2016 between representatives of the AFIN Special Committee and the AFIN Advisor, the AFIN Special Committee and the AFIN Advisor mutually determined that: (i) continued negotiation of amendments to the AFIN Advisory Agreement at that time would be unproductive and (ii) terms of any agreements that remained in place would need to be beneficial to the AFIN stockholders and would necessarily need to be acceptable to RCA as a precondition to its entry into a merger agreement with AFIN.

On May 17, 2016, the AFIN Special Committee sent a non-binding letter to the RCA Special Committee proposing the same $9.80 per share consideration it proposed in its April 2 offer letter, with the same mix of AFIN stock (at a 0.365 exchange ratio) and cash ($0.98). The AFIN Special Committee sent this letter to communicate that the pricing in its April 2 offer letter remained unchanged following review to date of financial information posted to RCA’s electronic data room. The May 17 letter stated that the transaction would create synergies and cost savings and provided a preliminary estimate of these synergies and cost savings based on the existing advisory and management agreements of each of AFIN and RCA. The letter also indicated that the proposed transaction would not be subject to a financing contingency and would include (a) a 45-day go shop period, (b) a “fiduciary out” that would allow RCA to terminate any resulting agreement to accept a superior proposal, and (c) a two-tiered termination fee of 0.5% and 2.5% of the equity value of the transaction with the lower fee applicable to any termination resulting from a superior proposal during the go shop period. The letter expressed a willingness to explore additions to AFIN’s Board. Finally, the letter addressed the general scope of due diligence that had been completed by AFIN and that remained to be undertaken.

Following the May 17 transmittal of the letter to the RCA Special Committee, the AFIN Special Committee determined to set up a “working session” meeting with the lead independent directors of AFIN and RCA and representatives of UBS and BMO in order to advance discussions with RCA.

On May 18 and 20, 2016, representatives of BMO conducted calls with the RCA Special Committee to discuss AFIN’s revised proposal.

At telephonic meetings held on May 20, 2016 and May 24, 2016, with representatives from BMO and Arnold & Porter present, the RCA Special Committee met to discuss the revised proposal letter and prepare for the “working session” with the AFIN Special Committee. The RCA Special Committee discussed the cost synergies identified by AFIN, issues with AFIN’s valuation of RCA, issues with the pro forma company, including the terms of AFIN’s current Advisory Agreement, possible alternative structures (including an internalization structure) and strategy for the May 25, 2016 “working session” with the lead independent directors of AFIN and RCA. The RCA Special Committee also discussed other Strategic Combinations being considered by AFIN and the risks to RCA’s stockholders and potential conflicts of interests of RCA’s independent directors that would arise if AFIN entered into another Strategic Combination following the execution of a transaction with RCA.

The “working session” of the lead independent directors of AFIN and RCA, together with representatives of UBS and BMO, was held on May 25, 2016 in Los Angeles. Later that evening the RCA Special Committee provided the AFIN Special Committee with a non-binding counter-proposal to AFIN’s May 17 non-binding proposal letter. RCA’s letter proposed transaction consideration comprised of 0.411 shares of AFIN common stock and $1.01 cash. RCA’s letter also indicated that: (i) RCA would require board representation on the combined entity consistent with the pro forma ownership of the RCA stockholders in the company; (ii) RCA would be kept informed of the pendency of other Strategic Combinations and would have customary approval rights; and (iii) RCA would require a 45-day “go shop” period following execution of the merger agreement with the two-tiered termination fee structure of 0.5% of the equity value during the go shop period and 2.5% thereafter. RCA’s letter also attached an outline of certain legal terms it would expect in the merger agreement, including as to (a) a third party financing commitment; (b) termination rights and termination fees, including on account of superior proposals; (c) approval rights over significant transactions; (d) closing conditions; and (e) rights and remedies for breaches.

On May 27, 2016, the RCA Special Committee met telephonically, with representatives from BMO and Arnold & Porter in attendance, to discuss the status of negotiations, a comparison of the key terms in the original AFIN proposal, the revised AFIN proposal and RCA’s counterproposal, the extension of AFIN’s SunTrust leases and the pro forma AFIN portfolio, the exchange ratio implied in the various per share merger consideration proposals, expected transaction synergies and AFIN’s management agreement and the respective benefits of internal versus external management.

On June 3, 2016, the AFIN Special Committee met telephonically, with its financial and legal advisors in attendance, to review RCA’s counter-proposal. During the meeting, representatives of UBS reviewed with the AFIN Special Committee, among other things, a comparison of the AFIN proposal with RCA's counter-proposal and certain financial impacts to AFIN under various exchange ratio assumptions. The AFIN Special Committee also discussed the positive and negative factors associated with alternative responses to RCA’s May 25 counter-proposal, including implications of alternative responses to optimize AFIN’s positioning in discussions with other potential Strategic Counterparties. The AFIN Special Committee instructed UBS to negotiate economic terms of the transaction with representatives of BMO within certain parameters.

Later on June 3, 2016, UBS verbally communicated a revised proposal to representatives of BMO with the proposed per share consideration of 0.380 shares of AFIN common stock and $1.00 in cash.

On June 3, 2016 and June 7, 2016, Mr. Michelson met telephonically with representatives from BMO and Arnold & Porter to discuss the status of negotiations with UBS and AFIN. Among other things, the parties discussed the revised exchange ratio offered by AFIN, the respective valuations of AFIN and RCA and other open issues related to the transaction. Mr. Michelson requested that BMO notify UBS that: (a) subject to approval by the full RCA Special Committee the revised exchange ratio was not likely to be acceptable to the RCA Special Committee, (b) given its position on the exchange ratio, the RCA Special Committee was continuing to review financial information and (c) the RCA Special Committee was concerned with other open issues, including the possibility that AFIN may enter into other Strategic Combinations after the execution of a transaction between AFIN and RCA and issues relating to the AFIN Advisory Agreement.

On June 8, 2016, the AFIN Special Committee met, with representatives of UBS and Pepper Hamilton attending. In the meeting, a representative of Pepper Hamilton reviewed the principal terms of a draft merger agreement prepared by Pepper Hamilton for the transaction with RCA.

On June 10, 2016, the RCA Special Committee met telephonically, with representatives from BMO and Arnold & Porter in attendance, to update Governor Rendell regarding the status calls on June 3, 2016 and June 7, 2016 and to further discuss the open issues identified at the June 7, 2016 meeting.

On June 14, 2016, the RCA Special Committee met telephonically, with representatives from BMO and Arnold & Porter in attendance, to discuss AFIN’s revised proposal from June 3, 2016. At the meeting, the RCA Special Committee considered current market conditions and various alternatives, including (1) whether to continue negotiating with AFIN, (2) whether to conduct a full market check at the present time (as compared to the proposed 45-day post-signing go shop period that had been discussed by the parties and their advisors), or (3) whether to halt RCA’s pursuit of any strategic transaction. Among the points discussed was AFIN’s Advisory Agreement, including the length of its term and the difficulty of termination. After full discussion, the RCA Special Committee approved a counterproposal to be sent to the AFIN Special Committee that included the following terms: (i) per share consideration of 0.385 shares of AFIN common stock and $0.95 in cash and (ii) amendments to the AFIN Advisory Agreement. The proposed amendments provided for: (a) a 10-year term subject to two successive five-year renewal terms absent a non-renewal election; (b) a performance-based termination right; and (c) a termination right tied to fees under the agreement ceasing to be fair. After a robust discussion, the RCA Special Committee determined that proceeding with the transaction on the terms outlined in the counterproposal would be more beneficial to RCA than the alternatives considered. The RCA Special Committee determined that pursuing a transaction with AFIN was preferable to halting the AFIN process and remaining a stand-alone company because it believed that RCA was subscale compared to the majority of listed shopping center REITs and did not have access to capital to grow to a sufficient size to make a listing feasible. Additionally, it believed that RCA’s portfolio was largely stabilized and there would likely be limited opportunities to enhance value through continued operations. The RCA Special Committee also determined that conducting a broad market check was not necessary, given the relatively low likelihood that other strategic or private buyers would pay a greater price than AFIN was currently offering based on the then-current market conditions in the REIT sector. Moreover, in the event that there were potential buyers that would be competitive with AFIN, the RCA Special Committee believed that the 45-day go shop period and low termination fee agreed upon with AFIN would allow RCA to identify such potential buyers and would allow such potential buyers sufficient time to conduct due diligence and make a more favorable offer. After considering these options, the RCA Special Committee decided to ask BMO to deliver to AFIN the counterproposal described above for the following reasons: (1) the combined entity would be able to achieve enough scale to facilitate a successful liquidity event, and (2) the relative benefits of the proposed exchange ratio and valuation, taken together with the cost synergies inherent in a combination with AFIN and by comparison to market comparables, outweighed the potential costs of forgoing a full market check, provided that the merger agreement gave RCA the ability to conduct a post-signing market check with a 45-day go shop period.

Following the RCA Special Committee’s delivery of its counterproposal on June 14, 2016, the AFIN Special Committee met telephonically with its financial and legal advisors in attendance, to consider the RCA Special Committee’s counter-proposal and requested Mr. Gong to inform Mr. Weil, in his capacity as representative of the AFIN Advisor, of the terms of amendments to the AFIN Advisory Agreement described in the counter-proposal.

On June 15, 2016, Mr. Gong updated the AFIN Special Committee on his discussions with Mr. Weil, and the AFIN Special Committee determined to have a call among the independent directors of AFIN and RCA and Mr. Weil to discuss RCA’s proposed amendments to the AFIN Advisory Agreement.

On June 17, 2016, representatives of UBS communicated, on behalf of the AFIN Special Committee, a response to the RCA Special Committee’s counterproposal, accepting RCA’s requested consideration per share and indicating that the AFIN Advisor had informed the AFIN Special Committee that it was unwilling to amend the AFIN Advisory Agreement.

Later, on June 17, 2016, the RCA Special Committee met telephonically with representatives of BMO and Arnold & Porter to discuss AFIN’s response to its counterproposal. The RCA Special Committee determined to set up a meeting between the AFIN Advisor, the AFIN Special Committee, the RCA Special Committee, UBS and BMO.

On June 20, 2016, Messrs. Gong, Michelson, Rendell and Weil, together with representatives of UBS and BMO, held a call to discuss RCA’s proposed amendments to the AFIN Advisory Agreement. Representatives from each of BMO and UBS participated in the call in order to be able to advise their respective clients only as to the financial impact of any amendments.

On June 21, 2016, the AFIN Special Committee met telephonically with its financial and legal advisors to review the matters covered in the June 20 multiparty call. At the direction of the AFIN Special Committee, on June 21, 2016, UBS provided representatives of BMO with a copy of the amendments to the AFIN Advisory Agreement proposed by the AFIN Advisor on May 10 and a copy of the May 13 counter-proposal of the AFIN Special Committee.

At telephonic meetings held on June 23, 2016, June 24, 2016 and June 28, 2016, the RCA Special Committee met, with representatives from BMO and Arnold & Porter in attendance, to further discuss the AFIN Advisor’s proposed changes to the AFIN Advisory Agreement. The RCA Special Committee then authorized BMO to deliver a counterproposal letter to the AFIN Special Committee, specifying the terms outlined below.

On June 28, 2016, the RCA Special Committee sent a letter to the AFIN Special Committee. The letter, in addition to confirming the RCA Special Committee’s earlier proposal of a 0.385 exchange ratio and $0.95 in cash (previously accepted by the AFIN Special Committee) proposed: (i) no change to the fees payable under the AFIN Advisory Agreement; (ii) no change to the existing 20-year term; (iii) acceptance of the change of control termination right and related termination fee proposed by the AFIN Advisor subject to use of the current fee levels in computation of the termination fee; and (iv) a performance-based termination right. The performance-based termination right would have entitled AFIN to terminate the AFIN Advisory Agreement by a two-thirds vote of its independent directors upon payment of a termination fee equal to 50% of the proposed change of control termination fee.

Later on June 28, 2016, the AFIN Board authorized public disclosure of the formation of the AFIN Special Committee to consider strategic alternatives, including potential strategic transactions involving one or more entities sponsored by affiliates of AR Global, and engagement by the AFIN Special Committee of financial and legal advisors. AFIN made this public disclosure in a Current Report on Form 8-K filed with the SEC on June 30, 2016.

On June 29, 2016, the AFIN Special Committee met telephonically with representatives of UBS and Pepper Hamilton in attendance to discuss the June 28 letter from the RCA Special Committee. UBS participated to be able to advise the AFIN Special Committee only with respect to benchmarking and comparative market data and the financial impact of any proposed changes to the AFIN Advisory Agreement. The AFIN Special Committee requested Mr. Gong to transmit a copy of the letter to Mr. Weil, in his capacity as CEO of the AFIN Advisor, and to communicate that the terms proposed in the letter were acceptable to the AFIN Special Committee.

On July 6, 2016, Mr. Weil, in his capacity as the CEO of the AFIN Advisor, sent a letter to the RCA Special Committee in response to its June 28 letter. The AFIN Special Committee also received a copy of the response letter. The response letter proposed inclusion in the AFIN Advisory Agreement of an option on the part of the AFIN Board to elect to internalize the management of AFIN upon specified conditions: (i) a unanimous vote in favor of internalization by the independent directors; (ii) no election to internalize before January 1, 2018; (iii) one-year advance notice of the effective date of the internalization; and (iv) payment of an internalization fee. The proposed internalization fee would equal 4.5 times the sum of all gross management fees, incentive fees and reimbursables received by the AFIN Advisor on a current run rate, annualized basis under the existing AFIN Advisory Agreement if internalization occurred between January 1, 2018 through December 31, 2028. A multiple of 3.5 would be used to calculate the internalization fee if internalization occurred thereafter. If AFIN were contemplating a strategic transaction prior to the effective date of the internalization, then the fee base to which the 4.5 multiple or 3.5 multiple would apply would also include the fees that would have been payable to the AFIN Advisor in the one-year period following the close of such strategic transaction had the internalization not occurred. In addition, the internalization would also trigger a $15 million payment on account of discontinuance costs for transfer of intellectual property, information technology and related assets and services. The response letter also proposed an increase in the base management fee effective upon closing of the RCA merger, with the amount of the increase being fixed at $6 million in the first year after the closing; $7 million in the second year; and $8 million in and after the third year. The response letter proposed comparable increases in the base management fee upon closing of any one or more of the other Strategic Combinations. The response letter also provided for one of the current directors of RCA to join the AFIN Board at closing of the merger.

On July 7, 2016, the AFIN Special Committee met telephonically, with a representative of Pepper Hamilton in attendance, to consider the positives and negatives of the amendments proposed in the AFIN Advisor’s July 6 response letter. Representatives of UBS participated in the call in order to be able to advise the AFIN Special Committee only as to benchmarking and comparative market data and the financial impact of the proposed amendments.

On July 8, 2016 and July 11, 2016, the RCA Special Committee held telephonic meetings, with representatives from BMO and Arnold & Porter in attendance, to consider the amendments proposed by the AFIN Advisor in its July 6, 2016 response letter and discuss a potential counterproposal. At the July 11, 2016 meeting, the RCA Special Committee authorized BMO to deliver a counterproposal letter to the AFIN Advisor, listing the acceptable terms outlined below for an amended AFIN Advisory Agreement.

On July 11, 2016, the AFIN Special Committee met telephonically, with representatives of UBS and Pepper Hamilton attending, to consider the amendments proposed by the AFIN Advisor in its July 6 response letter. UBS participated in the call in order to be able to advise the AFIN Special Committee only as to benchmarking and comparative market data and the financial impact of the proposed amendments.

On July 12, 2016, the AFIN Special Committee received a letter, dated July 11, 2016, from the RCA Special Committee. The July 11 letter, which the RCA Special Committee also sent to the AFIN Advisor, set forth what the letter characterized as the RCA Special Committee’s best and final proposal with respect to amendments to the AFIN Advisory Agreement. The letter accepted the AFIN Advisor’s July 6 proposal with respect to the internalization option, subject to certain changes, including as to lower fees and post-closing RCA representation on the AFIN Board commensurate with the pro forma ownership of RCA stockholders in the combined company. The July 11 letter also reiterated the importance of RCA’s approval rights over post-signing material activities of AFIN, including over other Strategic Combinations.

On July 14, 2016, the AFIN Special Committee met telephonically, with representatives of UBS and Pepper Hamilton attending, to discuss an updated preliminary financial analysis prepared by UBS reflecting the financial impact of amendments to AFIN’s Advisory Agreement set forth in the July 11 letter.

On July 16, 2016, the AFIN Special Committee met telephonically, with a representative of Pepper Hamilton present, to consider the impact of the proposed amendments to the AFIN Advisory Agreement on the transaction with RCA and also to consider the impact of the proposed amendments on the special limited partner interests, Class B OP Units and other equity-based interests of the AFIN Advisor, the RCA Advisor and their affiliates.

On July 19, 2016, the AFIN Special Committee met telephonically, with representatives of UBS and Pepper Hamilton in attendance, to further consider proposed amendments to the AFIN Advisory Agreement and related matters. Representatives of UBS participated in the call for the limited purposes discussed above. The AFIN Special Committee determined to seek consensus with the RCA Special Committee on the proposed amendments and related matters and then present a consensus position to the AFIN Advisor. To facilitate this approach, the AFIN Special Committee directed Pepper Hamilton to prepare a “Summary of Transaction Terms” covering the merger and related amendments to the AFIN Advisory Agreement and related property management and leasing agreements and partnership agreements.

On July 20, 2016, the RCA Special Committee held two telephonic meetings, with representatives from BMO and Arnold & Porter in attendance, at which BMO updated the RCA Special Committee regarding the AFIN Special Committee’s proposed modifications to the AFIN Advisory Agreement

On July 21, 2016, the AFIN Special Committee sent the RCA Special Committee and the AFIN Advisor the Summary of Transaction Terms.

On July 22, 2016, Pepper Hamilton transmitted a draft merger agreement to RCA, Arnold & Porter and BMO and a legal due diligence request list to Arnold & Porter, Proskauer and UBS.

Also, on July 22, 2016, AR Global notified the AFIN Special Committee and Pepper Hamilton that AR Global had retained Paul Weiss as its counsel in connection with potential amendments to the AFIN Advisory Agreement and related property management and leasing agreements. Later that day, representatives of Pepper Hamilton and Paul Weiss held preliminary discussions as to the potential amendments.

On July 25, 2016, Paul Weiss transmitted a mark-up of the Summary of Transaction Terms to Pepper Hamilton and UBS, and UBS in turn provided the mark-up to BMO and Arnold & Porter. The principal changes in the mark-up were related to the following terms in the AFIN Advisory Agreement: (i) timing restrictions on an internalization election; (ii) measurements to be used in computing the internalization fee; and (iii) limits on use of AFIN common stock to pay the internalization fee.

Later on July 25, 2016, the legal and financial advisors of the AFIN Special Committee and RCA Special Committee held a conference call to address a process for resolving open issues in the Summary of Transaction Terms, negotiating the merger agreement and performing reciprocal legal due diligence.

On July 27, 2016, representatives of Paul Weiss, Arnold & Porter, BMO and the AFIN Advisor held a conference call conference to discuss open issues and proposed changes to the Summary of Transaction Terms.

On July 28, 2016, BMO, at the direction of the RCA Special Committee, transmitted to UBS and Pepper Hamilton a proposed mark-up of the version of the Summary of Transaction Terms transmitted by Paul Weiss on July 25. Later on July 28, following several discussions among representatives of the AFIN Special Committee and RCA Special Committee, Pepper Hamilton transmitted, on behalf of both the AFIN Special Committee and RCA Special Committee, to Paul Weiss a mark-up of the Summary of Transaction Terms. The changes principally related to computation, form and timing of payment of an internalization fee payable upon an internalization election.

On July 29, 2016, representatives of Paul Weiss, Arnold & Porter and Pepper Hamilton held a conference call to address open points on the Summary of Transaction Terms, primarily points related to the internalization mechanism. Following this call, the parties determined to arrange for a call among members of the AFIN Special Committee and RCA Special Committee and Mr. Weil to address the open points and scheduled that call for August 2, 2016.

On July 29, 2016, the RCA Special Committee held a telephonic meeting, with representatives from BMO and Arnold & Porter in attendance, to discuss Pepper Hamilton’s response to Paul Weiss’ markup of the Summary of Transaction Terms and identify any further revisions. In addition, the RCA Special Committee, BMO and Arnold & Porter discussed open issues with respect to the merger agreement.

Between July 29 and August 2, 2016, representatives of the AFIN Special Committee and RCA Special Committee held several discussions to develop a consensus position in preparation for the August 2 call with Mr. Weil.

On August 2, 2016, members of the AFIN Special Committee and RCA Special Committee and Mr. Weil, together with representatives of UBS and BMO, held the scheduled call to address their respective positions on the internalization mechanism. UBS participated to be able to advise the AFIN Special Committee only with respect to the financial impact of any proposed changes to the AFIN Advisory Agreement. Following that call, Mr. Gong transmitted, on behalf of both the AFIN Special Committee and RCA Special Committee, to Mr. Weil a summary of the position of the two committees on the subjects addressed in the earlier call (principally related to computation, form and timing of payment of the internalization fee payable upon an internalization election).

Between August 2, 2016 and August 12, 2016, the AFIN Special Committee, the RCA Special Committee and AR Global, and their respective advisors (other than UBS), continued to discuss internally and negotiate with each other regarding the internalization mechanism, the other terms of the AFIN Advisory Agreement and proposed revisions to the Summary of Transaction Terms.

On August 10, 2016, the RCA Special Committee held a telephonic meeting, with representatives from BMO and Arnold & Porter in attendance, to discuss proposed revisions to the Summary of Transaction Terms as well as the markup of the merger agreement circulated by Arnold & Porter to the RCA Special Committee and BMO on August 5, 2016. Following discussion of the proposed revisions to the merger agreement, BMO was excused from the call and Arnold & Porter discussed a disclosure letter delivered by BMO on August 9, 2016 which updated BMO’s business relationships with AR Global and its affiliates which were previously disclosed to the RCA Special Committee, including that BMO was currently acting as financial advisor to the special committee of the board of directors of Global II in connection with Global II’s recently announced merger with GNL. See “The Merger — Opinion of the RCA Special Committee’s Financial Advisor —  Miscellaneous” beginning on page 120 for a description of the relationships disclosed. The RCA Special Committee discussed with Arnold & Porter the business relationships disclosed by BMO and considered whether to seek a second opinion from an independent financial advisor. On August 12, 2016, following a report from Arnold & Porter about its findings, the RCA Special Committee determined that a second fairness opinion was unnecessary.

On August 11, 2016, Arnold & Porter sent Pepper Hamilton a revised draft of the merger agreement. The primary changes made to the earlier draft distributed by Pepper Hamilton on July 22 related to: (i) the scope of the termination rights; (ii) events triggering payment of termination fees and expense reimbursement; (iii) closing conditions; and (iv) thresholds for approval of material activities of the parties between signing and closing.

On August 12, 2016, the Summary of Transaction Terms was finalized in a conference call among Arnold & Porter, Pepper Hamilton and Paul Weiss.

Between August 12, 2016 and September 6, 2016, the AFIN Special Committee and the RCA Special Committee and their respective advisors continued to discuss internally and negotiate and exchange drafts of the merger agreement and related transaction documents, including amendments to the AFIN Advisory Agreement and the property management and leasing agreements of RCA that would be assigned to AFIN in the merger. During this period, each of the RCA Special Committee and AFIN Special Committee held multiple meetings, with their respective legal and financial advisors in attendance, to guide the negotiations and direct resolution of open issues and to receive updates on reciprocal legal due diligence that was being performed by Arnold & Porter and Pepper Hamilton.

On August 24, 2016, Paul Weiss transmitted to Pepper Hamilton and Arnold & Porter an initial draft of an amended AFIN Advisory Agreement.

On August 26, 2016, the AFIN Special Committee met telephonically, with a representative of Pepper Hamilton in attendance, to review various voting standards for a stockholder vote as a condition to AFIN’s obligation to close the transaction with RCA. Following consideration of the benefits and risks of different voting standards, the AFIN Special Committee determined to condition AFIN’s obligation to close the transaction on the approval of the transaction by a majority of the votes cast by AFIN stockholders, excluding shares owned by AR Global or any of its affiliates or by any director or executive officer of AFIN or AR Global or any of their respective affiliates.

Also on August 26, 2016, representatives of BMO held a call with the RCA Special Committee to provide an update regarding the negotiation of the AFIN Advisory Agreement and the draft merger agreement and discussed the status of the remaining outstanding items associated with these agreements.

On August 28, AFIN provided an updated draft merger agreement and Paul Weiss provided updated drafts of the AFIN Advisory Agreement and the AFIN property management and leasing agreements.

On August 29, 2016, the AFIN Special Committee met telephonically, with representatives of UBS, Pepper Hamilton and Proskauer in attendance. A representative of Proskauer reviewed his firm’s tax analysis underlying the ability of holders to convert the 479,802 Class B Units in RCA’s operating partnership held by the RCA Advisor and Lincoln into an equal number of fully vested OP Units in RCA’s operating partnership and into AFIN OP units at the all-equity exchange ratio of 0.424 upon the merger of the RCA operating partnership into the AFIN operating partnership.

Between August 29 and August 31, 2016, Paul Weiss transmitted to Pepper Hamilton and Arnold & Porter drafts of a revised AFIN Advisory Agreement, a revised AFIN property management and leasing agreement, a revised RCA property management agreement and a revised RCA leasing agreement, with the revisions, in each case, to become effective only upon closing of the merger.

On August 30, 2016, the AFIN Special Committee met telephonically, with representatives of Pepper Hamilton in attendance, to review the draft agreements transmitted by Paul Weiss. The AFIN Special Committee considered the fee structure, term and termination provisions reflected in the draft agreements. Representatives of UBS joined the meeting to address conformity of the fee structure with its financial analysis. The AFIN Special Committee directed Pepper Hamilton to coordinate with Arnold & Porter for a unified position in negotiations with Paul Weiss as to the agreements.

On August 31, 2016, the RCA Special Committee held a telephonic meeting, with representatives from BMO and Arnold & Porter in attendance, to discuss the draft agreements transmitted by Paul Weiss. The Special Committee directed Arnold & Porter to respond to Pepper Hamilton and Paul Weiss regarding their positions on the agreements.

Between August 30 and September 6, 2016, representatives of Pepper Hamilton and Arnold & Porter negotiated with representatives of Paul Weiss terms of the AFIN property management and leasing agreement, RCA property management agreement and RCA leasing agreement. The principal subjects of the negotiation related to: (i) the term of these agreements and, in particular, the position of the AFIN Special Committee and RCA Special Committee that the term be one-year, with provision for automatic renewal absent advance notice of non-renewal; (ii) application of property management and leasing fees only to the RCA portfolio and similar types of assets acquired after the merger; and (iii) no oversight fees.

Between August 30, 2016 and September 6, 2016, the AFIN Special Committee reviewed draft financing commitment letters from UBS and Citizens Bank, N.A. and negotiated their terms.

Between September 2 and September 6, 2016, the respective legal advisors of the AFIN Special Committee, the RCA Special Committee and AR Global continued to negotiate terms of the merger agreement and the other transaction documents and continued to exchange drafts of such documents.

On September 6, 2016, the AFIN Special Committee met, with representatives of UBS and Pepper Hamilton in attendance.

In the meeting, the representatives of UBS presented an updated financial analysis of the merger with RCA. In addition, representatives of Pepper Hamilton advised members of the AFIN Special Committee of their duties under Maryland law. Representatives of Pepper Hamilton also provided a status update on the transaction documents and then reviewed: (i) the merger agreement and the disclosure schedules of AFIN and RCA to the merger agreement; (ii) the Amended and Restated Agreement of Limited Partnership of the AFIN’s operating partnership; (iii) a side letter addressing the computation of the economic hurdle for the special limited partnership interest under RCA OP Partnership Agreement; (iv) the Third Amended and Restated AFIN Advisory Agreement; (v) the Amended and Restated Property Management and Leasing Agreement; (vi) the Amended and Restated Property Management Agreement; (vii) the Amended and Restated Leasing Agreement; and (viii) the financing commitment letter agreement from UBS, UBS AG, Stamford Branch and Citizens Bank, N.A. Members of the AFIN Special Committee asked certain questions regarding the terms of the transaction agreements and were provided answers by the Pepper Hamilton representatives. In addition, the representatives from Pepper Hamilton reviewed Pepper Hamilton’s legal due diligence.

Thereafter, Mr. Weil and other representatives of the AFIN Advisor and Proskauer were invited to join the meeting. Representatives of UBS reviewed the presentation of their financial analysis made earlier that day to the AFIN Special Committee, and the AFIN Special Committee requested the AFIN Advisor’s view of the transaction, which was positive. Thereafter, Mr. Weil and other representatives of the AFIN Advisor and Proskauer left the meeting. The AFIN Special Committee then received the oral opinion from UBS, which was subsequently confirmed by delivery of a written opinion dated September 6, 2016, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its opinion, the merger consideration to be paid by AFIN in the transaction was fair, from a financial point of view, to AFIN. Following discussions by the AFIN Special Committee concerning, among other things, the matters described below under “Recommendation of the AFIN Board and its Reasons for the Merger,” the AFIN Special Committee determined that the merger and other transactions provided for in, or contemplated by, the merger agreement, were on terms and conditions that are advisable and in the best interests of AFIN and its stockholders and recommended to the AFIN Board that the AFIN Board authorize and approve the merger agreement and the transactions provided for in, or contemplated by, the merger agreement and direct that the merger and the issuance of AFIN common stock as part of the merger consideration be submitted to a vote by the stockholders of AFIN, with the AFIN Board’s recommendation that the AFIN stockholders approve the merger and the issuance of AFIN common stock as part of the merger consideration.

Promptly after conclusion of the AFIN Special Committee meeting on September 6, 2016, the full AFIN Board met, with representatives of the AFIN Advisor, Proskauer and Pepper Hamilton present. Mr. Gong, as Chair of the AFIN Special Committee, presented the report of the AFIN Special Committee, including its recommendation that the AFIN Board approve the proposed transaction. Following discussion, the AFIN Board, based on the recommendation of the AFIN Special Committee, by unanimous vote of all three independent directors (with Mr. Weil recusing himself from the vote): (i) determined that the merger and other transactions provided for in, or contemplated by, the merger agreement were on terms and conditions that are advisable and in the best interest of AFIN and its stockholders; (ii) authorized and approved the merger agreement and the transactions provided for in, or contemplated by, the merger agreement; and (iii) directed that the merger and the issuance of AFIN common stock as part of the merger consideration be submitted to a vote of the AFIN stockholders, with the AFIN Board’s recommendation that the AFIN stockholders approve the merger and the issuance of AFIN common stock as part of the merger consideration.

Also on September 6, 2016, the RCA Special Committee met telephonically, with representatives of BMO, Arnold & Porter and Venable in attendance. Prior to the meeting, Arnold & Porter provided the RCA Special Committee with the latest drafts of the merger agreement and the ancillary agreements prepared in connection with the merger and drafts of board and committee resolutions.

In the meeting, representatives of Venable advised members of the RCA Special Committee of their duties under Maryland law. Representatives of Arnold & Porter then discussed the scope of the due diligence that had been conducted and reported on their findings, and summarized the material terms of the merger agreement and the ancillary documents prepared in connection with the merger. Representatives of BMO then reviewed BMO’s financial analysis of the merger consideration. The RCA Special Committee then agreed to reconvene its meeting until later that evening, following confirmation from AFIN that the AFIN Board had approved the proposed transaction, at which time it would receive BMO’s opinion and vote on resolutions relating to the transaction.

Later that evening, the RCA Special Committee reconvened telephonically, with representatives from BMO and Arnold & Porter in attendance. Mr. Weil was also invited to join the meeting. The RCA Special Committee then received the oral opinion from BMO, which was subsequently confirmed by delivery of a written opinion dated September 6, 2016, to the effect that, as of that date and based upon and subject to the assumptions made, matters considered and limitations and qualification upon the review undertaken by BMO described in its opinion, the merger consideration to be paid in the transaction was fair, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates). Following discussion by the RCA Special Committee, the RCA Special Committee determined that the merger and other transactions provided for in, or contemplated by, the merger agreement, were on terms and conditions that are advisable and in the best interests of RCA and recommended to the RCA Board that the RCA Board authorize and approve the RCA Charter Amendment, the merger agreement and the transactions provided for in, or contemplated by, the merger agreement and direct that the RCA Charter Amendment and the merger and be submitted to a vote by the stockholders of RCA, with the RCA Board’s recommendation that the RCA stockholders approve the merger and RCA Charter Amendment.

Following discussion, the RCA Board, based on the recommendation of the RCA Special Committee, by unanimous vote of the independent directors (with Mr. Weil recusing himself from the vote): (i) determined that the merger and other transactions provided for in, or contemplated by, the merger agreement were on terms and conditions that are advisable and in the best interest of RCA; (ii) authorized and approved the RCA Charter Amendment, the merger agreement and the transactions provided for in, or contemplated by, the merger agreement; and (iii) directed that the RCA Charter Amendment and the merger be submitted to a vote of the RCA stockholders, with the RCA Board’s recommendation that the RCA stockholders approve the RCA Charter Amendment and the merger.

In accordance with the terms of the Merger Agreement, following the execution of the Merger Agreement, BMO, at the direction of the RCA Special Committee, began soliciting inquiries and proposals from third parties. During the go shop period, BMO contacted more than 80 potential buyers, including both strategic and financial buyers, to solicit their interest in a possible acquisition of RCA. On October 21, 2016, BMO informed the RCA Special Committee that none of potential buyers contacted by BMO submitted a potential acquisition proposal prior to the go shop period end time. At 11:59 p.m. (New York City time) on October 21, 2016, the go shop period expired.

Recommendation of the AFIN Board and Its Reasons for the Merger

After careful consideration and after receiving the recommendation of the AFIN Special Committee, the AFIN Board, at a meeting held on September 6, 2016, by unanimous vote of all three independent directors (with Mr. Weil recusing himself from the vote), determined that the transactions contemplated by the merger agreement were advisable and in the best interest of AFIN and its stockholders, and authorized and approved the merger agreement and the transactions provided for in, or contemplated by, the merger agreement. The AFIN Board directed that the merger and the issuance of AFIN common stock as part of the merger consideration be submitted to a vote of the AFIN stockholders.

The decision of the AFIN Board to enter into the merger agreement was the result of careful consideration by the AFIN Special Committee and the AFIN Board of numerous factors, including the following material factors:

•	the combined company with an enhanced portfolio of 490 properties, is expected to become a premiere diversified real estate investment trust with a retail focus, with a pro forma enterprise value of approximately $3.9 billion, calculated using shares of AFIN and RCA common stock outstanding as of August 15, 2016 and AFIN and RCA net debt balances as of June 30, 2016;
•	the combined company, with increased size and scale and improved capital structure that decreases leverage and increases debt interest coverage, is expected to have enhanced access to capital-raising alternatives and at a lower cost of capital than AFIN on a standalone basis;
•	the combined company’s expected access to a lower cost of capital is expected to bolster and expand AFIN’s liquidity strategies, including the potential for a public listing;
•	the combined company, with diversified property type, asset class, tenant base and geography, broadens AFIN’s existing revenue base and lowers tenant concentration and market risk;
•	the combined company is expected to make pro forma distributions to its stockholders of approximately $1.65 per share, which is consistent with AFIN’s existing distribution per share;
•	the combined company is expected to have a greater ability to increase distribution coverage and generate greater upside through embedded rent growth;
•	the combined company is expected to have significant efficiencies from G&A synergies and the elimination of duplicative costs and functions for the combined portfolio, including an estimated $10.9 million of annual savings in 2017 from a reduction of $6.1 million of RCA asset management fees and $4.8 million of duplicative corporate G&A (consisting of reductions in expenses for audit, tax, accounting, legal and other professional services);
•	AFIN’s pro forma leverage is expected to decrease, thereby increasing the combined company’s capacity for growth through acquisitions;
•	the AFIN Special Committee and AFIN Board considered the oral opinion of UBS delivered to the AFIN Special Committee at a meeting of the AFIN Special Committee on September 6, 2016, which was subsequently confirmed by delivery to the AFIN Special Committee of a written opinion of UBS, dated September 6, 2016, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered, and qualifications and limitations described in its opinion, the merger consideration to be paid by AFIN in the Transaction was fair, from a financial point of view, to AFIN, as more fully described in the section entitled “— Opinion of the AFIN Special Committee’s Financial Advisor” beginning on page 114;
•	the exchange ratio in the merger is fixed and will not fluctuate as a result of changes in the value of RCA or AFIN, which provides certainty as to the respective pro forma percentage ownership of the combined company and limits the impact of external factors on the merger;
•	AFIN’s management team’s deep understanding of the RCA portfolio through its existing management responsibilities with respect to RCA and its portfolio;
•	the fact that the merger agreement is subject to approval of AFIN’s stockholders by the affirmative vote of a majority of the votes cast by holders of AFIN common stock at AFIN’s special meeting, excluding AFIN shares beneficially owned by AR Global or any of its affiliates or by any director or executive officers of AFIN or AR Global or any of their respective affiliates provided that a quorum is present;
•	the amendment of the AFIN Advisory Agreement provides for a path to internalization of services and termination of the AFIN Advisory Agreement;

•	the merger agreement provision that permits AFIN to continue to pay its stockholders certain regular distributions identified in AFIN’s SEC filings through the effective date of the merger and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the merger agreement and the effective time of the merger, subject only to limitations and restrictions on the taking of certain prescribed actions;
•	the commitment on the part of each of AFIN and RCA to complete the merger as reflected in their respective obligations under the terms of the merger agreement and the absence of any required government consents, and the likelihood that the merger will be completed on a timely basis and without the challenges frequently encountered integrating unrelated companies, based on, among other things, that both AFIN and RCA are AR Global advised REITs;
•	the merger agreement provides the AFIN Board with the ability, under certain specified circumstances, to make an AFIN change in recommendation if a material event, circumstance, change or development that was not known or the consequences of which were not reasonably foreseeable to the AFIN Board on September 6, 2016, and the AFIN Board determines in good faith, after consultation with its legal advisors (and based on the recommendation of AFIN Special Committee), that failure to do so would be reasonably likely to be inconsistent with directors’ duties under applicable law, as more fully described in the section entitled “The Merger Agreement — Covenants and Agreements — AFIN Change in Recommendation” beginning on page 166; and
•	the other terms of the merger agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the merger agreement.

The AFIN Special Committee and AFIN Board also considered a variety of risks and other potentially negative factors in considering the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the following material factors:

•	under the terms of the merger agreement, in certain circumstances, the RCA board can withdraw, modify or amend its recommendation that RCA stockholders vote in favor of the merger, and the other transactions contemplated by the merger agreement if failure to take such action would be reasonably likely to be inconsistent with directors’ duties under applicable law and after compliance with the other requirements set forth in the merger agreement, as more fully described in the section entitled “The Merger Agreement — Covenants and Agreements — RCA Acquisition Proposals; Change in Recommendation” beginning on page 166;
•	the merger agreement provided RCA a 45-day “go shop” period during which RCA was able to actively solicit additional acquisition proposals from third parties providing an opportunity to determine if a third party was willing to pay a higher value per share than AFIN and permitted RCA to terminate the merger agreement after complying with applicable provisions to enter into an agreement for a superior proposal in connection with the go shop process upon the payment to AFIN of a $5.1 million termination fee plus reimbursement of reasonable expenses incurred by AFIN in connection with entering the merger agreement not to exceed $5 million;
•	under the terms of the merger agreement, AFIN must pay to RCA a $25.6 million termination fee if the merger agreement is terminated under certain circumstances, as more fully described in the section entitled “The Merger Agreement — Termination Fees and Expenses — Termination Fee Payable by AFIN” beginning on page 177;
•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;
•	the consummation of the merger is subject to the approval of AFIN’s stockholders and RCA’s stockholders and the merger may not close if the AFIN stockholders do not approve the merger and issuance of AFIN common stock pursuant to the merger agreement or the RCA stockholders do not approve the RCA Charter Amendment of the merger;

•	the obligations under the merger agreement regarding the restrictions on the operation of AFIN’s business during the period between the signing of the merger agreement and the completion of the merger may delay or prevent AFIN from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the merger;
•	AFIN and RCA may be obligated to complete the merger without having obtained appropriate consents, approvals or waivers from, or successfully refinanced, the outstanding indebtedness of RCA that requires lender consent or approval to consummate the merger, and the risk that such consummation could trigger the termination of, and mandatory prepayments of amounts outstanding under, certain of RCA’s indebtedness;
•	because the exchange ratio is fixed in the merger agreement and will not fluctuate as a result of changes in the value of RCA or AFIN, a decline in the value RCA unmatched by a similar decline in the value of AFIN, or an increase in the value of AFIN without a similar increase in the value of RCA, would impact the relative value of RCA in a manner adverse to AFIN;
•	AFIN may not realize all of the anticipated strategic benefits and operational efficiencies or other anticipated benefits or cost savings of the merger within the expected timeframe or at all;
•	the expenses to be incurred in connection with the merger;
•	AFIN and RCA are AR Global advised REITs, and there are conflicts of interest inherent where the individuals who comprise the management teams of AFIN and RCA are assisting the AFIN Board and RCA Board in connection with the merger, and one of the directors of AFIN and RCA, who is not an independent director, and some executive officers have interests with respect to the merger that are different from, and in addition to, those of AFIN’s stockholders generally, as more fully described in the section entitled “— Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 20;
•	the need for debt to fund the cash portion of the merger consideration and pay off certain existing indebtedness of RCA; and
•	the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 35.

The foregoing discussion of the factors considered by the AFIN Special Committee and AFIN Board is not intended to be exhaustive, but rather includes material factors considered by the AFIN Special Committee and the AFIN Board, and the factors are not provided in any specific order or ranking. Each director may have considered different factors or given different weight to different factors. In view of the wide variety of factors considered by the AFIN Special Committee and AFIN Board in connection with their evaluation of the merger agreement and the other transactions contemplated by the merger agreement, and the complexity of these matters, the AFIN Special Committee and AFIN Board did not consider it practicable to, and did not attempt to, qualify, rank or otherwise assign any relative or specific weights or values to the factors considered, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. The AFIN Special Committee and AFIN Board viewed its position and, in the case of the AFIN Special Committee, its recommendation as being based on an overall review of the totality of the information available to it, including discussions with AFIN’s management and legal and financial advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the other transactions contemplated by the merger agreement.

The explanation and reasoning of the AFIN Special Committee and the AFIN Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 53.

For the reasons set forth above, the AFIN Board unanimously (with Mr. Weil recusing himself from the vote) determined that that the transactions contemplated by the merger agreement are advisable and in the best interest of AFIN and its stockholders and authorized and approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of AFIN common stock as part of the merger consideration. The AFIN Board recommends to the stockholders of AFIN that they vote FOR the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by AFIN, to solicit additional proxies in favor of the proposal to approve the company merger and the issuance of shares of AFIN common stock to RCA stockholders pursuant to the merger agreement.

Recommendation of the RCA Board and Its Reasons for the Merger

In evaluating the merger agreement and the transactions contemplated thereby, the RCA Board consulted with the RCA Special Committee’s legal and financial advisors and considered the unanimous recommendation of the RCA Special Committee. In reaching their respective determinations, the RCA Board and RCA Special Committee considered a number of factors relating to RCA, its business and prospects, and the risks and challenges facing it, including the following material factors which the RCA Board and RCA Special Committee viewed as supporting their respective decisions with respect to the merger agreement and the transactions contemplated thereby, including the merger:

•	the indication given by RCA, when conducting its initial public offering beginning in 2011, that it would begin the process of achieving a liquidity event not later than three to six years after the termination of its initial public offering, which could include a sale of its assets, a sale or merger of the company, a listing of its common stock on a national securities exchange or other similar transaction;
•	the RCA Board’s belief that, based on consultation with its advisors, RCA would need to be significantly larger in order to achieve a liquidity event through a listing of its common stock on a national securities exchange;
•	the RCA per share merger consideration has an estimated value of approximately $10.26 per RCA share, based on the exchange ratio and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17 and cash consideration of $0.95 per share, compared to the initial public offering price for RCA’s shares of $10.00 per share;
•	the RCA Board’s belief that, based on the extensive negotiation process led by the RCA Special Committee, the merger consideration was the highest price per share that was reasonably attainable from AFIN;
•	the receipt of shares of AFIN common stock as part of the RCA merger consideration, which provides RCA stockholders the opportunity to continue ownership in the combined company and is expected to provide a number of significant potential strategic opportunities and benefits, including the following:
º	the combined company, with diversified property type, asset class, tenant base and geography, broadens RCA’s existing revenue base and lowers market cycle risk;
º	the combined company is expected to have access to a lower cost of capital than RCA on a standalone basis, and bolster overall liquidity strategies through increased access to debt and equity capital, including the potential for a public listing;
º	the combined company is expected to have significant efficiencies from G&A synergies and the elimination of duplicative costs and functions for the combined portfolio, including an estimated $10.9 million of annual savings in 2017 from a reduction of $6.1 million of RCA asset management fees and $4.8 million of duplicative corporate G&A (consisting of reductions in expenses for audit, tax, accounting, legal and other professional services);
º	the combined company will retain the AFIN Board together with the independent directors from RCA, as well as the management team of AFIN’s experienced external advisor;

º	the combined company is expected to make pro forma distributions to its stockholders of approximately $0.64 per exchanged share of RCA common stock, which is consistent with RCA’s existing distribution per share; and
º	the combined company expects to benefit from a continuing property management relationship with Lincoln, one of the nation’s largest diversified real estate services firms, if agreements about such a continuing relationship are successful, although the AFIN Advisor has not yet entered into an agreement with Lincoln with respect to these services, subject to completing the merger;
•	the fact that the exchange ratio in the merger is fixed and will not fluctuate as a result of changes in the value of RCA or AFIN, which provides certainty as to the respective pro forma percentage ownership of the combined company and limits the impact of external factors on the merger;
•	the opinion of BMO, dated September 6, 2016, to the RCA Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of RCA common stock (other than AFIN, the Merger Sub or any of their respective affiliates) of the merger consideration to be received by such holders pursuant to the merger agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on review undertaken as more fully described in the section entitled “— Opinion of the RCA Special Committee’s Financial Advisor” beginning on page 123;
•	the merger agreement provision that provides RCA a 45-day “go shop” period during which RCA may actively solicit additional acquisition proposals from third parties (and, under certain circumstances, continue discussions and negotiations with certain parties for an additional 15-day period), which provides an opportunity to determine if a third party is willing to pay a higher value per share than AFIN and permits RCA to terminate the merger agreement after complying with applicable provisions to enter into an agreement for a superior proposal in connection with the go shop process upon the payment to AFIN of an approximately $5.1 million termination fee plus reimbursement of reasonable third party expenses not to exceed $5 million;
•	the potential for less attractive strategic alternatives being available to RCA in the future as a result of macroeconomic or industry specific trends;
•	the RCA Special Committee’s familiarity with and information received from management as to RCA’s financial condition and projected performance, and the financial and other analysis of RCA, AFIN and the industry presented to the RCA Special Committee by its financial advisor;
•	the merger agreement provision that permits RCA to continue to pay its stockholders certain regular distributions identified in RCA’s SEC filings through the effective date of the merger and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the merger agreement and the effective time of the merger, subject only to limitations and restrictions on the taking of certain prescribed actions;
•	the fact that the merger agreement is subject to approval of RCA’s stockholders (excluding RCA shares beneficially owned by AR Global or any of its affiliates or by any director or executive officers of RCA or AR Global or any of their respective affiliates) accomplished by the affirmative vote of such holders of a majority of the issued and outstanding shares of RCA common stock (currently, only RCA common stock is issued and outstanding);
•	the fact that the merger is intended to qualify as a reorganization for U.S. federal income tax purposes, resulting in the receipt of shares of AFIN common stock in the merger (representing 90% of the merger consideration) on a tax-free basis;
•	the merger agreement provision that gives RCA the ability, after expiration of the “go shop” period and under certain specified circumstances, to consider an acquisition transaction if the RCA Special Committee determines it is reasonably expected to lead to a superior proposal and provides the RCA Board with the ability, under certain specified circumstances, to change its recommendation in favor of the merger and to terminate the merger agreement following such change in recommendation or in order to enter into an agreement with respect to a superior proposal outside the “go shop” process upon payment to AFIN of an approximately $25.6 million termination fee;
•	the fact that, under certain circumstances, AFIN will be required to pay RCA a reverse termination fee equal to approximately $25.6 million if the merger agreement is terminated because AFIN breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement or because the AFIN Board changes its recommendation in favor of the merger;
•	AFIN’s existing financing commitments that increase the likelihood that the transaction will be completed;
•	the commitment on the part of each of RCA and AFIN to complete the merger as reflected in their respective obligations under the terms of the merger agreement and the absence of any required government consents, and the likelihood that the merger will be completed on a timely basis and without the challenges frequently encountered integrating unrelated companies; and
•	the other terms of the merger agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the merger agreement.

The RCA Board and RCA Special Committee also considered a variety of risks and other potentially negative factors in considering the merger agreement the other transactions contemplated thereby, including the following material factors:

•	that, because the exchange ratio is fixed in the merger agreement and will not fluctuate as a result of changes in the value of RCA or AFIN, a decline in the value of AFIN unmatched by a similar decline in the value of RCA, or an increase in the value of RCA without a similar increase in the value of AFIN, would reduce the relative value of the AFIN common stock received in the merger;
•	the possible disruption of RCA’s or AFIN’s business that may result from the announcement of the transaction;
•	the risk that, while the merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed even if the merger agreement is approved by RCA’s stockholders;
•	the 20-year term of the AFIN Advisory Agreement and the costs associated with terminating it by means of an internalization compared with RCA’s existing advisory agreement, which can be terminated on 60 days’ notice without cause or penalty;
•	the risk that a different strategic alternative could prove to be more beneficial to RCA stockholders than the proposed merger;
•	the risk that the cost savings, operational synergies and other benefits expected to result from the transaction might not be fully realized or not realized at all;
•	the terms of the merger agreement regarding the restrictions on the operation of RCA’s business during the period between the signing of the merger agreement and the completion of the merger, which may prevent or delay RCA from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the merger;
•	the termination fee and expense reimbursement to be paid to AFIN if the merger agreement is terminated under circumstances specified in the merger agreement, which may discourage other parties that may otherwise have an interest in a business combination with RCA (see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 175 of this joint proxy statement/prospectus);

•	the terms of the merger agreement place limitations following October 21, 2016 on RCA’s ability to solicit third party proposals with respect to competing transactions;
•	the fact that under the terms of the merger agreement, in certain circumstances, the AFIN Board may change its recommendation in favor of the merger in response to a material event, circumstance, change or development that was not known to the AFIN Board prior to the execution of the merger agreement;
•	the limited remedies available to RCA in the event that AFIN breaches the merger agreement, which are generally limited to the payment of the reverse termination fee;
•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;
•	the fact that the closing of the merger is subject to the approval of both RCA’s and AFIN’s stockholders and the merger may not close if the RCA or the AFIN stockholders do not approve the merger agreement or due to other factors outside of RCA’s control;
•	the substantial costs and expenses to be incurred in connection with the transaction, including the costs of integrating the businesses of RCA and AFIN and the transaction expenses arising from the merger;
•	the absence of appraisal rights or rights of an objecting stockholder for RCA stockholders under the MGCL and RCA’s charter in connection with the merger; and
•	the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 35.

The RCA Board also considered the interests that certain executive officers and directors of RCA may have with respect to the merger in addition to their interests as stockholders of RCA generally (see the section entitled “The Merger — Interests of RCA’s Directors and Executive Officers in the Merger” beginning on page 131 of this joint proxy statement/prospectus), which the RCA Special Committee and the RCA Board considered as being neutral in its evaluation of the proposed transaction.

The RCA Special Committee also considered whether to solicit proposals from third parties prior to entering into the merger agreement. After taking into account: the 45-day “go shop” period permitting RCA to actively solicit alternative acquisition proposals, the potential reluctance by other parties to respond to solicitations of interests before a definitive merger agreement was signed given AFIN’s familiarity with RCA and the market perception of AFIN as a potential acquirer of RCA, and the provisions of the draft merger agreement permitting RCA to terminate the merger agreement to enter into an agreement for a superior proposal, the RCA Special Committee determined to proceed with the transaction without soliciting other proposals before execution of a definitive merger agreement.

Although the foregoing discussion sets forth the material factors considered by the RCA Special Committee and the RCA Board in reaching its recommendation, it may not include all of the factors considered by the RCA Special Committee and the RCA Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the RCA Special Committee and the RCA Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The RCA Special Committee and the RCA Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the RCA Special Committee and the RCA Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole.

The explanation and reasoning of the RCA Board and the RCA Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 53.

After careful consideration, for the reasons set forth above and based on the recommendation of the RCA Special Committee, the RCA Board has (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment are advisable and in the best interests of RCA and (2) unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the RCA Charter Amendment and recommends to the RCA stockholders that they vote FOR the proposal to approve the RCA Charter Amendment, FOR the proposal to approve the company merger and FOR the proposal to adjourn the special meeting, if necessary or appropriate as determined by RCA, to solicit additional proxies in favor of the proposal to approve the RCA Charter Amendment or the proposal to approve the company merger.

Opinion of the AFIN Special Committee’s Financial Advisor

UBS was retained as financial advisor to the AFIN Special Committee in connection with the transaction with RCA, which we sometimes refer to as the Transaction. As part of that engagement, the AFIN Special Committee requested that UBS evaluate the fairness, from a financial point of view, to AFIN of the merger consideration to be paid by AFIN in the merger. On September 6, 2016, at a meeting of the AFIN Special Committee held to evaluate the proposed merger, UBS delivered to the AFIN Special Committee an oral opinion, confirmed by delivery of a written opinion, dated September 6, 2016, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, the merger consideration to be paid by AFIN in the Transaction was fair, from a financial point of view, to AFIN.

The full text of UBS’ opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. UBS’ opinion was provided for the benefit of the AFIN Special Committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be paid by AFIN in the transaction, and does not address any other aspect of the Transaction. UBS’ opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to AFIN or AFIN’s underlying business decision to effect the Transaction or any related transaction. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to RCA and AFIN;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of RCA that were provided to UBS by the management of RCA and the RCA Advisor, which we refer to collectively as RCA Management, and not publicly available, including financial forecasts and estimates prepared by RCA Management that the AFIN Special Committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain internal financial information and other data relating to the business and financial prospects of AFIN that were provided to UBS by the management of AFIN and the AFIN Advisor, which we refer to collectively as AFIN Management, and not publicly available, including financial forecasts and estimates prepared by AFIN Management that the AFIN Special Committee directed UBS to utilize for purposes of its analysis;
•	reviewed certain estimates of synergies prepared by AFIN Management that were provided to UBS by AFIN and not publicly available as well as the terms of the amended AFIN Advisory Agreement to derive the estimates of certain synergies with respect to the management fees payable by AFIN following the merger, in each case that the AFIN Special Committee directed UBS to utilize for purposes of its analysis;

•	conducted discussions with senior members of RCA Management and AFIN Management concerning the businesses and financial prospects of RCA;
•	conducted discussions with senior members of AFIN Management concerning the businesses and financial prospects of AFIN;
•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;
•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;
•	considered certain pro forma effects of the merger on AFIN’s financial statements;
•	reviewed a draft, dated September 5, 2016, of the merger agreement;
•	reviewed a draft, dated September 5, 2016, of the amended AFIN Advisory Agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the AFIN Special Committee, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the AFIN Special Committee, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AFIN or RCA, and UBS was not furnished with any such evaluation or appraisal (other than the restricted appraisal report by Duff & Phelps, LLC, dated as of December 31, 2015 and delivered to AFIN on March 17, 2016, with respect to AFIN). With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above that UBS utilized for its analysis, UBS assumed, at the direction of the AFIN Special Committee, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of AFIN Management and RCA Management as to the future financial performance of each respective company and such synergies and pro forma effects. In addition, UBS assumed with the approval of the AFIN Special Committee that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the AFIN Special Committee, that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. UBS was advised by AFIN and RCA that each of AFIN and RCA operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT and UBS assumed, at the direction of the AFIN Special Committee, that the Transaction will not adversely affect such status or operations of AFIN or RCA. UBS’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to it as of, the date of its opinion.

At the direction of the AFIN Special Committee, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the merger consideration to the extent expressly specified in its opinion, of the merger agreement or any related documents or the form of the Transaction or any related transaction, or the allocation of the partnership merger consideration among holders of partnership units or interests in the RCA OP. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, including the external managers of each of AFIN and RCA, relative to the merger consideration. UBS expressed no opinion as to what the value of AFIN common stock will be when issued pursuant to the Transaction or the prices at which AFIN common stock will trade at any time. In rendering its opinion, UBS assumed, with the consent of the AFIN Special Committee, that (1) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed, (2) the parties to the merger agreement will comply with all material terms of the merger agreement and (3) the Transaction will be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary, proper or advisable for the consummation of the

Transaction will be obtained without any adverse effect on AFIN, RCA, the AFIN OP, the RCA OP, Merger Sub or the Transaction. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the AFIN Special Committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to AFIN, RCA or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, creates a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of analyses undertaken by it and assessed as a whole.

The estimates of the future performance of AFIN and RCA provided by AFIN Management and RCA Management, respectively, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing these analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond AFIN’s and RCA’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The merger consideration was determined through negotiation between the AFIN Special Committee and the RCA Special Committee and the decision by the AFIN Special Committee to recommend that AFIN enter into the Transaction was solely that of the AFIN Special Committee, and the decision by AFIN to enter into the Transaction was solely that of the AFIN Board. UBS’ opinion and financial analyses were only one of many factors considered by the AFIN Special Committee in its evaluation of the merger and should not be viewed as determinative of the views of the AFIN Special Committee or AFIN Management with respect to the merger or the merger consideration to be paid by AFIN in the Transaction.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the AFIN Special Committee on September 6, 2016 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis — RCA.  UBS reviewed financial information of RCA and publicly available financial and stock market information of the following twelve publicly traded REITs which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis of RCA:

•	Brixmor Property Group Inc.
•	Cedar Realty Trust Inc.
•	DDR Corp.
•	Equity One, Inc.
•	Kimco Realty Corp.
•	Kite Realty Group Trust

•	Ramco-Gershenson Properties Trust
•	Regency Centers Corp.
•	Retail Opportunity Investments Corp.
•	Retail Properties of America, Inc.
•	Saul Centers, Inc.
•	Weingarten Realty Investors

UBS reviewed, among other things:

•	enterprise values of the selected REITs, calculated as equity market value plus consolidated debt at book value, plus non-controlling interests at book value, plus preferred securities at liquidation value, less cash and cash equivalents, as a multiple of calendar year 2016 and 2017 estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA. Estimated EBITDA for the selected public companies represented FactSet consensus estimates as of September 2, 2016;
•	equity stock prices of the selected REITs as of September 2, 2016, as a multiple of calendar year 2016 estimated funds from operations per share, which we refer to as FFO per share, and calendar year 2017 estimated FFO per share. Estimated FFO per share for the selected companies represented FactSet consensus estimates as of September 2, 2016; and
•	equity stock prices of the selected REITs as of September 2, 2016, as a multiple of calendar year 2016 estimated adjusted funds from operations per share, which we refer to as AFFO per share, and calendar year 2017 estimated AFFO per share. Estimated AFFO per share for the selected companies represented FactSet consensus estimates as of September 2, 2016.

UBS then compared these multiples for the selected REITs with corresponding multiples of RCA, based on, among other things:

•	RCA’s enterprise value as a multiple of its calendar year 2016 and 2017 estimated EBITDA;
•	the implied per share merger consideration as a multiple of calendar year 2016 and 2017 estimated FFO and estimated AFFO per share (adjusted to exclude non-recurring tenant improvements and, in the case of calendar year 2016 FFO and AFFO, maintenance capex). UBS derived the implied per share consideration in the merger of $10.26, utilizing the 0.385x exchange ratio and the $0.95 per share in cash for each share of RCA common stock and the published NAV for AFIN of $24.17; and
•	the implied per share value of RCA common stock of $8.58, utilizing the 0.385x exchange ratio and the $0.95 per share in cash to be paid for each share of RCA common stock, and the midpoint of the illustrative valuation range in the discounted cash flow analysis of AFIN on a standalone basis performed by UBS of $19.82, as a multiple of calendar year 2016 and 2017 estimated FFO and estimated AFFO per share (adjusted to exclude non-recurring tenant improvements in calendar years 2016 and 2017 and maintenance capital expenditures in calendar year 2016). (See “— Discounted Cash Flow Analyses — AFIN Standalone” on page 119).

The estimates for RCA were prepared by RCA Management. The estimates for AFIN were prepared by AFIN Management. Financial data of the selected REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated the following implied high, mean, median and low multiples for the selected REITs, as compared to corresponding multiples for RCA:

Selected Public REITs	EV/EBITDA 2016E	EV/EBITDA 2017E	Price/FFO 2016E	Price/FFO 2017E	Price/AFFO 2016E	Price/AFFO 2017E
High	27.7x	26.1x	24.9x	23.3x	31.4x	28.2x
Mean	21.0x	19.9x	18.9x	17.8x	23.5x	21.7x
Median	21.1x	19.9x	19.7x	17.8x	23.5x	22.1x

Selected Public REITs	EV/EBITDA 2016E	EV/EBITDA 2017E	Price/FFO 2016E	Price/FFO 2017E	Price/AFFO 2016E	Price/AFFO 2017E
Low	16.0x	15.6x	13.6x	13.0x	16.1x	15.0x
RCA @ Implied Offer Price of $10.26(1)	19.0x	18.5x	16.6x	16.7x	20.4x	20.2x
RCA @ Midpoint of DCF Range of $8.58(2)	16.8x	16.3x	13.9x	13.9x	17.0x	16.9x

(1)	Based on AFIN’s published NAV of $24.17 per share and the 0.385x exchange ratio and $0.95 per share in cash for each share of RCA common stock.
(2)	Based on midpoint of AFIN standalone discounted cash flow analysis of $19.82 per share, and the 0.385x exchange ratio and $0.95 per share in cash for each share of RCA common stock.

Selected Precedent Transactions Analysis.  UBS reviewed publicly available information relating to the following three selected transactions involving publicly traded REITs which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis of RCA:

Date Announced	Target Name	Acquiror Name
12/14/2015	Inland Real Estate Corporation	DRA Advisors LLC
4/10/2015	Excel Trust, Inc.	Blackstone Group L.P.
10/31/2014	AmREIT, Inc.	EDENS, Inc.

UBS reviewed, among other things, the equity value of the selected transactions, as a multiple of one-year forward estimated FFO and one-year forward estimated AFFO. UBS then compared these multiples derived for the selected transactions with corresponding FFO and AFFO per share (adjusted to exclude non-recurring tenant improvements) multiples implied for RCA based upon (1) the implied per share value of RCA common stock based on the merger consideration of $10.26, utilizing the 0.385x exchange ratio and the $0.95 per share in cash for each share of RCA common stock and the published NAV of AFIN of $24.17, and (2) the implied per share value of RCA common stock of $8.58, utilizing the 0.385x exchange ratio and the $0.95 per share in cash for each share of RCA common stock, and the midpoint of the illustrative valuation range in the discounted cash flow analysis of AFIN on a standalone basis performed by UBS of $19.82. (See “Discounted Cash Flow Analyses — AFIN Standalone” on page 119 and “The Merger — Certain Unaudited Projections Used by the AFIN Board and the AFIN Special Committee’s Financial Advisor” on page 121). Financial data of the selected transactions were based on public filings, research analysts’ consensus estimates and other publicly available information. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for RCA (calculated separately on the basis of the AFIN Standalone Projections):

Selected Precedent REIT Transactions	Equity Value/ CY + 1 FFO	Equity Value/ CY + 1 AFFO
High	22.9x	24.4x
Mean	17.3x	18.9x
Median	16.9x	20.0
Low	11.9x	12.2x
RCA @ Implied Offer Price of $10.26(1)	16.7x	20.2x
RCA @ Midpoint of DCF Range of $8.58(2)	13.9x	16.9x

(1)	Based on AFIN’s published NAV of $24.17 per share and the 0.385x exchange ratio and $0.95 per share in cash for each share of RCA common stock.
(2)	Based on midpoint of AFIN standalone discounted cash flow analysis of $19.82 per share, and the 0.385x exchange ratio and $0.95 per share in cash for each share of RCA common stock.

Discounted Cash Flow Analyses.  For each of the discounted cash flow analyses described below, UBS utilized, as applicable, financial forecasts and estimates relating to RCA prepared by RCA Management as of August 24, 2016, financial forecasts and estimates relating to AFIN prepared by AFIN Management as of August 22, 2016, estimates relating to certain synergies prepared by AFIN Management as well as certain synergies with respect to management fees of AFIN derived by UBS from the terms of the amended AFIN Advisory Agreement, estimates of certain transaction costs relating to the pro forma combined company prepared by AFIN Management and certain terms of the Transaction.

RCA Standalone without Cost Savings.  UBS calculated a range of implied present values (as of June 30, 2016) of the standalone unlevered free cash flows (calculated as EBITDA less tenant improvements, leasing commissions, maintenance capital expenditures, straight line rent and FAS 141 adjustments) that RCA was forecasted to generate from June 30, 2016 through calendar year 2020 and of terminal values for RCA. Implied terminal values were derived by applying a range of perpetuity growth rates of 1.0 percent to 2.0 percent to RCA’s terminal year unlevered free cash flows. UBS selected the range of perpetuity growth rates based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.5% to 7.5%, based on an estimated range of RCA’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $6.64 to $10.89 per fully diluted share of RCA common stock, with a midpoint of $8.38.

RCA Standalone with Cost Savings.  UBS calculated a range of implied present values (as of June 30, 2016) of the standalone unlevered free cash flows (calculated as EBITDA less tenant improvements, leasing commissions, maintenance capital expenditures, straight line rent and FAS 141 adjustments) that RCA was forecasted to generate from June 30, 2016 through calendar year 2020 and of terminal values for RCA, including certain cost savings estimates prepared by AFIN Management as well as certain synergies with respect to management fees of AFIN derived by UBS from the terms of the amended AFIN Advisory Agreement. Implied terminal values were derived by applying a range of perpetuity growth rates of 1.0 percent to 2.0 percent to RCA’s terminal year unlevered free cash flows. UBS selected the range of perpetuity growth rates based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.5% to 7.5%, based on an estimated range of RCA’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $7.92 to $12.65 per fully diluted share of RCA common stock, with a midpoint of $9.86.

AFIN Standalone.  UBS calculated a range of implied present values (as of June 30, 2016) of the standalone unlevered free cash flows (calculated as EBITDA less capitalized capital expenditures, less real estate acquisition capital expenditures, plus real estate disposition proceeds, plus loan disposition proceeds, less straight line rent adjustments) that AFIN was forecasted to generate from June 30, 2016 through calendar year 2020 and of terminal values for AFIN. Implied terminal values were derived by applying a range of perpetuity growth rates of 0.5 percent to 1.5 percent to AFIN’s terminal year unlevered free cash flows. UBS selected the range of perpetuity growth rates based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.0% to 7.0%, based on an estimated range of AFIN’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $13.93 to $28.34 per fully diluted share of AFIN common stock, with a midpoint of $19.82.

Pro Forma Combined Company.  UBS calculated a range of implied present values (as of June 30, 2016) of the unlevered free cash flows (calculated as EBITDA less real estate acquisition capital expenditures, plus real estate disposition proceeds, plus loan disposition proceeds, less maintenance capital expenditures, less straight line rent and FAS 141 adjustments) that the pro forma combined company was forecasted to generate from June 30, 2016 to calendar year 2020 and of terminal values for the pro forma combined company, including certain cost savings estimates prepared by AFIN Management as well as certain synergies with respect to management fees of AFIN derived by UBS from the terms of the amended AFIN Advisory Agreement. Implied terminal values were derived by applying a range of perpetuity growth rates of 0.65 percent to 1.65 percent to the pro forma combined company’s terminal year unlevered free cash flows. UBS selected the range of perpetuity growth rates based on its professional judgment and expertise. Present values of cash flows and terminal values were calculated using discount rates ranging from 6.0% to 7.0%, based on an estimated range of the pro forma combined company’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $15.82 to $30.22 per fully diluted share of the pro forma combined company, with a midpoint of $21.67.

Other Factors

UBS also reviewed with the Special Committee, for informational purposes and not for purposes of rendering its opinion, certain other factors, including, the potential pro forma effect of the merger on AFIN’s calendar years 2017 and 2018 estimated FFO per share (which excludes the impact of one-time non-recurring items, including acquisition and transaction fees, equity issuance costs, acquisition or sale gains and losses, and yield maintenance penalties) and modified funds from operations, which we refer to as MFFO (defined consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations issued by the IPA in November 2010), per share, which indicated that the merger could be approximately 10.7 percent and 9.2 percent accretive to estimated FFO per share in calendar years 2017 and 2018, respectively, and approximately 10.3 percent and 9.1 percent accretive to estimated MFFO per share in calendar years 2017 and 2018, respectively, assuming a fully diluted share count. Estimated financial data for AFIN was based on financial forecasts and estimates prepared by AFIN Management, estimated financial data for RCA was based on financial forecasts and estimates prepared by RCA Management, estimates relating to certain synergies were prepared by AFIN Management and certain synergies with respect to management fees of AFIN were derived by UBS from the terms of the amended AFIN Advisory Agreement, estimates of certain transaction costs relating to the pro forma combined company were prepared by AFIN Management, and certain adjustments related to the transaction were prepared by AFIN Management. Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, the AFIN Special Committee and AFIN has agreed to pay UBS an aggregate fee of approximately $6.8 million for its financial advisory services in connection with the merger, $2.5 million of which was payable in connection with the delivery of UBS’ opinion, $0.5 million of which was payable in connection with the monthly retainer fee and approximately $3.8 million of which is contingent upon closing of the merger and is based on the aggregate value of the Transaction. In addition, AFIN agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS and its affiliates are also providing financing to AFIN in connection with the merger and UBS will receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to AFIN and certain affiliates of AFIN and RCA and their related entities unrelated to the merger, for which UBS and its affiliates have received or will receive compensation, including having acted as: (1) financial advisor to AR Capital, LLC, the predecessor to AR Global, which is an affiliate of the external managers of each of AFIN and RCA, in connection with the negotiation of its advisory agreements with each of AFIN and Global Net Lease, Inc., or GNL; (2) financial advisor to GNL in connection with its acquisition of American Realty Capital Global Trust II, Inc., or Global II; (3) financial advisor to American Realty Capital Trust III, Inc., or ARCT III, in connection with its sale to American Realty Capital Properties, strategic advisor to ARCT III and lender to ARCT III in connection with certain of its senior credit facilities; (4) joint bookrunner for American Realty Capital Trust V, Inc., the predecessor to American Finance Trust, Inc., in connection with its offering of commercial mortgage backed securities; and (5) joint bookrunner for Business Development Corporation of America in connection with its offering of senior unsecured notes. In addition, UBS currently is providing, and in the future may provide, investment banking services to AFIN, its affiliates and their related entities unrelated to the merger. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of AFIN and RCA or their affiliates and related entities, and, accordingly, may at any time hold a long or short position in such securities.

AFIN’s independent directors selected UBS for a variety of reasons, including its experience in comparable situations and with non-traded REITs, its experience in representing independent directors and special committees, its knowledge of AR Global and its affiliates, the AFIN Board’s belief that UBS’ relationships with AR Global and its affiliates would not affect UBS’ ability to provide independent financial advice and assistance to AFIN’s independent directors, and UBS’ ability, and expressed potential capability, to provide and syndicate financing for the potential Strategic Combinations. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Unaudited Projections Used by the AFIN Board and the AFIN Special Committee’s Financial Advisor

AFIN does not, as a matter of course, make public forecasts as to future performance, revenues, net income, funds from operations, adjusted funds from operations or other results or metrics in light of, among other reasons, the uncertainty, unpredictability and subjectivity of any assumptions and estimates underlying any forecast. In connection with evaluating a possible transaction with RCA, however, the AFIN Advisor prepared and provided the AFIN Special Committee, the AFIN Board, UBS, BMO, RCA and the RCA Advisor with certain non-public unaudited prospective financial information of AFIN covering multiple years. This information was not prepared by the AFIN Advisor with a view toward public disclosure.

A summary of this unaudited prospective financial information, which we refer to as the AFIN Standalone Projections, is not being included in this joint proxy statement/prospectus to influence your vote on the matters being presented to the AFIN stockholders. Instead, we are including the AFIN Standalone Projections because they were made available to the AFIN Special Committee, the AFIN Board, UBS, BMO, RCA and the RCA Advisor; provided that including this information does not indicate that the AFIN Special Committee, the AFIN Board, their respective advisors or any other person considered, or now considers, the AFIN Standalone Projections to be material or to be necessarily predicative of actual future results and the AFIN Standalone Projections should not be relied upon as such. The internal prospective financial information used by the AFIN Advisor to prepare the AFIN Standalone Projections is subjective in many respects. There can be no assurance that the AFIN Standalone Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The AFIN Standalone Projections cover multiple years and thus, by their very nature, are subject to greater uncertainty with each succeeding year. As a result, the inclusion of the AFIN Standalone Projections in this joint proxy statement/prospective should not be relied on as necessarily predictive of actual future events.

In addition, the AFIN Standalone Projections were not prepared with a view toward complying with U.S. generally accepted accounting principles, which we refer to as GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants, which we refer to as the AICPA, for preparation and presentation of prospective financial information. Neither AFIN’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the AFIN Standalone Projections contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on the information or the potential for AFIN achieving the projections. The AFIN Standalone Projections include certain non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. The non-GAAP financial measures as presented in the AFIN Standalone Projections may not be comparable to similarly titled amounts used by RCA or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Additionally, although the AFIN Standalone Projections presented below is presented with numerical specificity, these projections are not factual. The AFIN Standalone Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when the projections were finalized. These assumptions are inherently uncertain and may be beyond the control of AFIN. Important factors that may affect actual results and cause AFIN to fail to meet the AFIN Standalone Projections include, but are not limited to, risks and uncertainties relating to AFIN’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, exchange rates, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 53 and “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus. The AFIN Standalone Projections reflect assumptions that are subject to change and do not reflect revised prospects for AFIN’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the AFIN Standalone Projections were prepared. AFIN has not prepared revised standalone projections to take into account other variables that have changed since the dates on which the AFIN Standalone Projections were finalized. There can be no assurance that the AFIN Standalone Projections will be realized or that AFIN’s future financial results will not materially vary from the AFIN Standalone Projections. By including the AFIN Standalone Projections in this joint proxy statement/prospectus, neither AFIN, the AFIN Advisor, UBS, BMO, RCA or the RCA Advisor nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of AFIN compared to the information contained in the AFIN Standalone Projections or that projected results will be achieved. AFIN has not made representations in the merger agreement or otherwise concerning the AFIN Standalone Projections.

AFIN does not intend to update or otherwise revise the AFIN Standalone Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

In developing the AFIN Standalone Projections, AFIN’s management made numerous material assumptions with respect to AFIN for the periods covered by the AFIN Standalone Projections, including the assumption that AFIN makes acquisitions and dispositions during the projection period.

The following is a summary of the AFIN Standalone Projections (in millions):

	Years Ending December 31,
	2016E	2017E	2018E	2019E	2020E
Cash Net Operating Income (NOI)(1)	$160.9	$195.6	$196.3	$208.8	$217.0
EBITDA(2)	$136.5	$168.0	$170.4	$181.6	$188.8
Funds from Operations (FFO)(3)	$62.3	$101.2	$108.9	$119.5	$122.1
Modified Funds From Operations (MFFO)(4)	$73.8	$102.2	$103.2	$113.5	$121.5

(1)	Cash Net Operating Income (NOI) is defined as rental property revenues less rental property operating expenses, excluding non-cash items such as straight-line rent and above and below market lease amortization
(2)	EBITDA is net income before interest, taxes, depreciation and amortization adjusted to include straight-line rent and above and below market lease amortization
(3)	Funds from Operations (FFO) is defined as a non-GAAP measure, consistent with the standards set forth in the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, but excluding gains or losses from sales of property and real estate related impairments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures
(4)	Modified Funds from Operations (MFFO) is defined as FFO further adjusted for acquisition and transaction related fees and expenses and other items. In calculating MFFO, we follow the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations issued by the IPA in November 2010 and exclude acquisition and transaction-related fees and expenses (which includes costs incurred in connection with strategic alternatives), amounts relating to deferred rent receivables and amortization of market lease and other intangibles, net (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), accretion of discounts and amortization of premiums on debt investments and borrowings, mark-to-market adjustments included in net income (including gains or losses incurred on assets held for sale), gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis

Opinion of the RCA Special Committee’s Financial Advisor

The RCA Special Committee retained BMO Capital Markets Corp., which we refer to as BMO, to act as its financial advisor in connection with the merger, and, if requested by the RCA Special Committee, render an opinion to the RCA Special Committee and the RCA Board, as investment bankers, as to the fairness as of the date of such opinion, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) of the merger consideration to be received by such stockholders in the merger.

On September 6, 2016, BMO rendered an oral opinion to the RCA Special Committee and the RCA Board, which was subsequently confirmed in a written opinion as of the same date, which we refer to as the BMO opinion, to the effect that as of such date, and based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by BMO, the merger consideration was fair, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates).

In selecting BMO, the RCA Special Committee considered, among other things, the fact that BMO is a reputable investment banking firm with substantial experience advising companies in the real estate sector and in providing strategic advisory services in general. BMO, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes.

The full text of the BMO opinion is attached to this joint proxy statement/prospectus as Annex C and is incorporated herein by reference. RCA stockholders should read the BMO opinion in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by BMO in connection with the BMO opinion. The RCA Special Committee and RCA encourage RCA stockholders to read the BMO opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the BMO opinion. BMO’s opinion is directed to RCA Special Committee and RCA Board, in its capacity as such, and addressed only the fairness of the merger consideration from a financial point of view, as of the date of the BMO opinion, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) pursuant to the merger agreement to such holders.

In connection with rendering its opinion, BMO, among other things:

•	reviewed certain public filings of RCA that BMO deemed to be relevant;
•	reviewed certain historical and projected financial and operating information relating to RCA’s business, earnings, assets (including property-level financial and operating information), liabilities, and prospects of RCA including, without limitation, the projection model, as prepared by RCA Management, which we refer to as the “RCA Projection Model”;
•	reviewed the Third Amended Advisory Agreement between RCA and RCA’s Advisor, American Realty Capital Retail Advisor, LLC, dated June 30, 2015;
•	reviewed the Property Management Agreement between RCA and American Realty Capital Realty Advisor, LLC, dated March 17, 2011;
•	reviewed certain public filings of AFIN that BMO deemed to be relevant;
•	reviewed the Second Amended and Restated Advisory Agreement between AFIN and AFIN’s Advisor, American Finance Advisors, LLC, dated April 29, 2015; the First Amendment to the Second Amended and Restated Advisory Agreement dated January 18, 2016; and a draft of the Third Amended and Restated Advisory Agreement by and among AFIN, American Finance Operating Partnership, L.P., and American Finance Advisors, LLC, dated September 5, 2016;

•	reviewed the Property Management and Leasing Agreement by and among AFIN, American Realty Capital Operating Partnership V, L.P., and American Realty Capital V, LLC, dated April 4, 2013, and a draft of the Amended and Restated Property Management and Leasing Agreement by and among AFIN, American Finance Operating Partnership, L.P., and American Finance Properties, LLC, dated September 2, 2016;
•	reviewed certain historical and projected financial and operating information relating to AFIN’s business, earnings, assets (including property-level financial and operating information), liabilities, and prospects of AFIN including, without limitation, the projection model, as prepared by AFIN Management, which we refer to as the “AFIN Projection Model”;
•	conducted discussions with members of RCA and AFIN senior management concerning their view of their respective company’s operations, financial condition, and prospects on a stand-alone and combined basis;
•	reviewed certain financial and stock market information for selected publicly traded companies that BMO deemed to be relevant;
•	performed discounted cash flow analyses for RCA based on projections provided by RCA Management;
•	performed discounted cash flow analyses for AFIN based on projections provided by AFIN Management;
•	performed net asset value, which we refer to as NAV, analyses for RCA based on projections provided by RCA Management;
•	performed NAV analyses for AFIN based on projections provided by AFIN Management;
•	performed such other studies and analyses, conducted such discussions, and reviewed such other presentations, reports, and materials as BMO deemed appropriate; and
•	reviewed the draft merger agreement dated September 5, 2016.

In rendering its opinion, BMO assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it by RCA, AFIN or their representatives or advisors, or obtained by BMO from other sources. BMO did not independently verify (and has not assumed any obligation to verify) any such information, undertake an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of RCA and AFIN, nor was BMO furnished with any such valuation or appraisal. BMO did not evaluate the solvency or fair value of RCA or AFIN under any state or federal laws relating to bankruptcy, insolvency, or similar matters. BMO also assumed that all material governmental, regulatory, or other approvals and consents required in connection with the closing of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory, or other approvals and consents, no restrictions, terms, or conditions will be imposed that would be material to its analysis. BMO also assumed that the merger will be consummated in accordance with the terms of the merger agreement, without any waiver, modification, or amendment of any terms, condition, or agreement that would be material to its analysis; that the representations and warranties of each party contained in the merger agreement would be true and correct; that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the closing of the merger would be satisfied without waiver or modification. With respect to financial projections for RCA (including, without limitation, the RCA Projection Model), BMO was advised by RCA, and BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of RCA Management of the expected future competitive, operating and regulatory environments, and related financial performance of RCA. With respect to financial projections for AFIN (including, without limitation, the AFIN Projection Model), BMO was advised by AFIN, and BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of AFIN Management of the expected future competitive, operating and regulatory environments, and related financial performance of AFIN. BMO expresses no opinion with respect to such projections (including the RCA Projection Model and the AFIN Projection Model),

including the assumptions on which they are based. Furthermore, BMO has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of, or managed by, RCA and AFIN. The projections and estimates provided to, and utilized by, BMO are summarized below under “Certain Unaudited Projections Used by the RCA Board and the RCA Special Committee’s Financial Advisor” beginning on page 129.

The BMO opinion is necessarily based upon financial, economic, market and other conditions and circumstances as they existed and could be evaluated, and the information made available to BMO, as of the date of the BMO opinion. BMO disclaims any undertakings or obligations to advise any person of any change in any fact or matter affecting the BMO opinion which may come or be brought to BMO’s attention after the date of the BMO opinion.

The BMO opinion does not constitute a recommendation as to any action the RCA Special Committee or the RCA Board should take in connection with the merger or the other transactions contemplated by the merger agreement or any aspect thereof and is not a recommendation to any director of RCA or stockholder on how such person should vote with respect to the merger or related transactions and proposals. The BMO opinion relates solely to the fairness as of the date of the BMO opinion of the merger consideration, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) pursuant to the merger agreement. BMO expresses no opinion as to the relative merits of the merger and any other transactions or business strategies discussed by the RCA Board as alternatives to the merger or the decision of the RCA Board to recommend the merger, nor does BMO express any opinion on the structure, terms or effect of any other aspect of the merger or any other transaction contemplated by the merger agreement. In addition, BMO did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of RCA’s officers, directors or employees, or any class of such persons in connection with the merger relative to the merger consideration. The BMO opinion does not in any manner address the prices at which RCA’s or AFIN’s common stock or other securities will trade following the announcement or closing of the merger. BMO is not an expert in, and the BMO opinion does not address, any of the legal, tax or accounting aspects of the merger, including, without limitation, whether or not the merger or other transactions contemplated by the merger agreement constitute a change of control under any contract or agreement to which RCA or any of its subsidiaries is a party.

The summary set forth below does not purport to be a complete description of the analyses performed by BMO, but describes, in summary form, the material elements of the presentation that BMO made to the RCA Special Committee and RCA Board on September 6, 2016, in connection with BMO’s opinion. In accordance with customary investment banking practice, BMO employed generally accepted valuation methods and financial analyses in reaching the BMO opinion. The following is a summary of the material financial analyses performed by BMO in arriving at the BMO opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses BMO employed in reaching its conclusions.

None of the analyses performed by BMO were assigned a greater significance by BMO than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by BMO. The summary text describing each financial analysis does not constitute a complete description of BMO’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by BMO. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by BMO with respect to any of the analyses performed by it in connection with the BMO opinion. Rather, BMO made its determination as to the fairness of the merger consideration, from a financial point of view, to RCA’s common stockholders in the merger on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by BMO in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before September 6, 2016 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.

In conducting its analysis, BMO used three primary methodologies to review the valuation of both RCA and AFIN on a stand-alone basis and to assess the fairness of the merger consideration, from a financial point of view, to RCA’s common stockholders in the merger. Specifically, BMO conducted selected comparable public companies analyses, NAV analyses, and discounted cash flow analyses. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company used in any analysis as a comparison is identical to RCA, or AFIN, and those companies all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. BMO used these analyses to determine the impact of various operating metrics on the implied value per common share of both RCA and AFIN. Each of these analyses yielded a range of implied values, and therefore, such implied value ranges developed from these analyses were viewed by BMO collectively and not individually.

The implied exchange ratio ranges referenced below were calculated by (i) dividing the low end of the implied value range derived for RCA from such analyses, adjusted to exclude the $0.95 per share cash component of the merger consideration, by the high end of the implied value range derived for AFIN from such analyses in order to calculate the low end of the implied exchange ratio ranges and (ii) dividing the high end of the implied value range derived for RCA from such analyses, adjusted to exclude the $0.95 per share cash component of the merger consideration, by the low end of the implied value range derived for AFIN from such analyses in order to calculate the high end of the implied exchange ratio ranges.

Summary of Financial Analysis of BMO Capital Markets

Selected Publicly Traded Companies Analyses

BMO reviewed and compared certain publicly available financial information, ratios and market multiples relating to RCA and AFIN with equivalent publicly available data for companies that share similar business characteristics with RCA and AFIN to derive implied equity value reference ranges for each company. In performing a selected publicly traded companies analysis of RCA, BMO reviewed the following publicly traded REITs which focus on the ownership of retail shopping center properties:

•	Kimco Realty Corporation
•	DDR Corp.
•	Weingarten Realty Investors
•	Retail Properties of America, Inc.
•	Kite Realty Group Trust
•	Ramco-Gershenson Properties Trust

In performing a selected publicly traded companies analysis of AFIN, BMO reviewed the following publicly traded REITs which focus on the ownership of triple net lease properties:

•	Gramercy Property Trust Inc.
•	W.P. Carey Inc.
•	Realty Income Corporation
•	National Retail Properties, Inc.
•	Spirit Realty Capital, Inc.
•	STORE Capital Corporation
•	VEREIT, Inc.

For purposes of these analyses, BMO analyzed certain statistics for each of these companies for comparison purposes, including the ratio of share price to consensus Wall Street research analyst (referred to as Street consensus) estimated calendar year 2017 funds from operations per share (referred to as FFO) and the ratio of share price to Street consensus estimated calendar year 2017 FFO per share as adjusted for certain items, including straight-line rental revenue, above and below market lease amortization, recurring capital expenditures, and deferred financing cost amortization (referred to as AFFO). The multiples and ratios for each of the comparable companies were calculated using their respective closing prices on September 2, 2016, and were based on the most recent publicly available information and Street consensus estimates.

The following table reflects the results of these analyses for the selected publicly traded REITs for RCA:

	High	Low	Mean	Median
Price/2017E FFO	18.5x	13.4x	15.7x	15.8x
Price/2017E AFFO	22.4x	15.0x	18.7x	18.7x

Based on the results of the public companies analyses, BMO selected multiple reference ranges for Price/2017E FFO of 14.7x – 16.7x and Price/2017E AFFO of 17.7x – 19.7x for RCA.

The following table reflects the results of these analyses for the selected publicly traded REITs for AFIN:

	High	Low	Mean	Median
Price/2017E FFO	21.8x	12.6x	16.3x	14.5x
Price/2017E AFFO	21.8x	12.7x	16.3x	14.5x

Based on the results of the public companies analyses, BMO selected multiple reference ranges for both Price/2017E FFO and Price/2017E AFFO of 15.3x – 17.3x for AFIN.

The analyses indicated the following implied per share equity value reference range for each share of RCA and AFIN common stock, based on projections from the RCA Projection Model and AFIN Projection Model:

Implied Per Share Equity Value Reference Ranges
	Price/2017E FFO	Price/2017E AFFO
RCA	$9.00 – $10.23	$8.49 – $ 9.45
AFIN	$21.26 – $24.03	$22.03 – $24.92

Utilizing the implied per share equity value reference ranges derived for RCA and AFIN as described above, BMO calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio for the share component of the merger consideration for the merger:

Implied Exchange Ratio Reference Ranges
Price/2017E FFO	Price/2017E AFFO	Exchange Ratio
0.335x – 0.436x	0.303x – 0.386x	0.385x

No company utilized in the selected publicly traded companies analyses is identical to RCA or AFIN. In evaluating selected publicly traded companies, BMO made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond RCA and AFIN’s control, such as the impact of competition on RCA, AFIN and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of RCA, AFIN or the industry, or in the financial markets in general.

NAV Analyses

BMO analyzed RCA and AFIN as a function of the net value of each REIT’s assets, or NAV. To calculate an aggregate value for each company’s real estate assets, BMO applied a range of blended capitalization rates to the estimated calendar year 2017 cash net operating income (referred to as NOI) for the properties owned by each company as of June 30, 2016, as provided in the RCA Projection Model and AFIN Projection Model. For RCA, BMO applied a range of blended capitalization rates of approximately 6.5% – 7.0% to calendar year 2017 estimated cash NOI, as adjusted to reflect a property management fee of

3.0% of gross revenue. For AFIN, BMO applied a range of blended capitalization rates of approximately 6.5% – 7.0% to calendar year 2017 estimated cash NOI. In the case of 45 bank branch properties owned by AFIN which the tenant has declared its intention to vacate at lease expiration in 2017, these assets were valued separately using a range of estimated prices per square foot and their estimated NOI was excluded from the aforementioned calculation. The capitalization rate ranges represented estimated blended rates based on the quality of assets held by each company and based on estimated private market capitalization rates by property type, market size and location, and other qualitative factors. BMO then calculated a range of the companies’ estimated NAVs by adding to the derived range of real estate asset values cash and the value of other tangible assets and subtracting the balance of debt and value of other tangible liabilities for each company. Implied per share equity value reference ranges for RCA and AFIN were then calculated based on the NAV ranges derived from such analyses divided by the number of fully diluted shares of RCA and AFIN common stock. The analyses indicated an implied per share equity value reference range of $9.03 – $10.03 for each share of RCA common stock and $20.65 – $23.37 for each share of AFIN common stock.

Utilizing the following implied per share equity value reference range for each share of RCA and AFIN’s common stock as derived above, BMO calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio for the share component of the merger consideration for the merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.346x – 0.440x	0.385x

Discounted Cash Flow Analyses

BMO performed separate discounted cash flow analyses of RCA and AFIN and calculated the estimated present value of the unlevered free cash flows (calculated as earnings before interest, taxes, depreciation, and amortization, excluding non-cash items, less capital expenditures and, in the case of AFIN, the net proceeds of certain identified asset sales) that RCA and AFIN management forecasted RCA and AFIN would generate for the second half of fiscal year 2016 through fiscal year 2020 based on the RCA Projection Model and AFIN Projection Model. BMO calculated terminal values for RCA and AFIN by applying terminal market capitalization rates ranging from approximately 6.5% to 7.0% to RCA estimated NOI for fiscal year 2021 and 6.5% to 7.0% to AFIN estimated NOI for fiscal year 2021. The cash flows and terminal values were then discounted to present value as of June 30, 2016 using discount rates reflecting estimates of RCA and AFIN’s weighted average cost of capital. In the case of RCA the discount rates ranged from approximately 7.3% to 8.7% and in the case of AFIN 6.4% to 7.8%.

These analyses indicated implied per share equity value reference ranges for RCA of $7.95 to $9.37 and for AFIN of $18.34 to $21.68. Utilizing the implied per share equity value reference ranges for RCA and AFIN’s common stock as derived above, BMO calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio for the share component of the merger consideration for the merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.323x – 0.459x	0.385x

Miscellaneous

In connection with BMO’s services as the financial advisor to the RCA Special Committee, RCA has agreed to pay BMO an aggregate fee of approximately $5.9 million, $1.0 million of which was payable upon delivery of the BMO opinion, and the remainder of which is payable upon the closing of the merger. In addition, RCA has agreed to reimburse BMO for certain out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify BMO and related persons against various liabilities, including certain liabilities under the federal securities laws.

BMO, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. BMO or its affiliates have provided in the past investment and corporate banking services to certain related parties of RCA and AFIN (and may in the future provide such services to

RCA, AFIN and their respective related parties). BMO is currently acting as financial advisor to the special committee of the board of directors of American Realty Capital Global Trust II, Inc. (“Global II”) in connection with Global II’s recently announced merger with Global Net Lease, Inc. (“GNL”). In connection with its merger with GNL, Global II has agreed to pay BMO an aggregate fee of approximately $4,700,000, $1,000,000 of which was payable upon delivery of BMO’s fairness opinion with respect to that merger, and the remainder of which is payable upon the closing of the merger. BMO also acts as a lender in an amount equal to $125 million under a credit facility of Healthcare Trust, Inc. (formerly known as ARC Healthcare Trust II) (“HTI”). Each of Global II, GNL and HTI are related parties of RCA and AFIN. From September 30, 2014 through September 30, 2016, BMO and its affiliates received aggregate fees from Global II, GNL, HTI, RCA, AFIN and their respective related parties of approximately $3.0 million for corporate, commercial and investment banking services. BMO provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of RCA, AFIN or their respective affiliates.

Certain Unaudited Projections Used by the RCA Board and the RCA Special Committee’s Financial Advisor

RCA does not, as a matter of course, make public forecasts as to future performance, revenues, net income, funds from operations, adjusted funds from operations or other results or metrics in light of, among other reasons, the uncertainty, unpredictability and subjectivity of any assumptions and estimates underlying any forecast. In connection with evaluating a possible transaction with AFIN, however, the RCA Advisor prepared and provided the RCA Special Committee, the RCA Board, BMO, UBS, AFIN and the AFIN Advisor with certain non-public unaudited prospective financial information of RCA covering multiple years. This information was not prepared by the RCA Advisor with a view toward public disclosure.

A summary of this unaudited prospective financial information, which we refer to as the RCA Standalone Projections, is not being included in this joint proxy statement/prospectus to influence your vote on the matters being presented to RCA stockholders. Instead, we are including the RCA Standalone Projections because they were made available to the RCA Special Committee, the RCA Board and BMO and a slightly modified version, which did not assume the repayment of some portion of the existing mezzanine loans but otherwise was the same as the RCA Standalone Projections, were made available to UBS, AFIN and the AFIN Advisor; provided that including this information does not indicate that the RCA Special Committee, the RCA Board, their respective advisors or any other person considered, or now considers, the RCA Standalone Projections to be material or to be necessarily predicative of actual future results and the RCA Standalone Projections should not be relied upon as such. The internal prospective financial information used by the RCA Advisor to prepare the RCA Standalone Projections is subjective in many respects. There can be no assurance that the RCA Standalone Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The RCA Standalone Projections cover multiple years and thus, by their very nature, are subject to greater uncertainty with each succeeding year. As a result, the inclusion of the RCA Standalone Projections in this joint proxy statement/prospective should not be relied on as necessarily predictive of actual future events.

In addition, the RCA Standalone Projections were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the AICPA for preparation and presentation of prospective financial information. Neither RCA’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the RCA Standalone Projections contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on the information or the potential for RCA achieving the projections. The RCA Standalone Projections include certain non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. The non-GAAP financial measures presented in the RCA Standalone Projections may not be comparable to similarly titled amounts used by AFIN or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Additionally, although the RCA Standalone Projections presented below is presented with numerical specificity, these projections are not factual. The RCA Standalone Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when the projections were finalized. These assumptions are inherently uncertain and may be beyond the control of RCA. Important factors that may affect actual results and cause RCA to fail to meet the RCA Standalone Projections include, but are not limited to, risks and uncertainties relating to RCA’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, exchange rates, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 53 and “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus. The RCA Standalone Projections reflect assumptions that are subject to change and do not reflect revised prospects for RCA’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the RCA Standalone Projections were prepared. RCA has not prepared revised standalone projections to take into account other variables that have changed since the dates on which the RCA Standalone Projections were finalized. There can be no assurance that the RCA Standalone Projections will be realized or that RCA’s future financial results will not materially vary from the RCA Standalone Projections. By including the RCA Standalone Projections in this joint proxy statement/prospectus, neither RCA, the RCA Advisor, BMO, UBS, AFIN or the AFIN Advisor nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of RCA compared to the information contained in the RCA Standalone Projections or that projected results will be achieved. RCA has not made representations in the merger agreement or otherwise concerning the RCA Standalone Projections. RCA will shortly make publicly available its actual results of operations for the fiscal quarter ended September 30, 2016, and stockholders are urged to review carefully RCA’s Quarterly Report on Form 10-Q for that period when it is filed.

RCA does not intend to update or otherwise revise the RCA Standalone Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

In developing the RCA Standalone Projections, RCA’s management made numerous material assumptions with respect to RCA for the periods covered by the RCA Standalone Projections, including the following material assumptions: (1) RCA does not make any acquisitions or dispositions during the projection period and (2) RCA refinances all debt upon maturity for proceeds equal to the maturing principal balance.

The following is a summary of the RCA Standalone Projections (in millions):

	Years Ending December 31,
	2016E	2017E	2018E
Cash Net Operating Income (NOI)(1)	$87.0	$89.5	$91.4
EBITDA(2)	$69.8	$72.0	$73.7
Funds from Operations (FFO)(3)	$61.0	$61.4	$62.3
Adjusted Funds From Operations (AFFO)(4)	$36.5	$48.2	$51.2

(1)	Cash Net Operating Income (NOI) is defined as rental property revenues less rental property operating expenses, excluding non-cash items such as straight-line rent and above and below market lease amortization
(2)	EBITDA is net income before interest, taxes, depreciation and amortization adjusted to exclude certain non-cash items, including straight-line rent and above and below market lease amortization
(3)	Funds from Operations (FFO) is defined as net income or loss computed in accordance with GAAP, but excluding gains or losses from sales of property and real estate related impairments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures
(4)	Adjusted Funds from Operations (AFFO) is defined as FFO adjusted for straight-line rent, above and below market lease amortization, deferred financing costs, and recurring capital expenditures, including tenant improvements, leasing costs, and building maintenance

Certain Estimated Synergies

AFIN and RCA also jointly prepared certain estimated unaudited cost and growth synergies that were projected by AFIN Management and RCA Management to result from the merger, which we refer to in this section as the estimated synergies. AFIN Management and RCA Management provided estimated synergies resulting from G&A synergies and the elimination of duplicative costs and functions, including an estimated $10.9 million of annual savings in 2017 from a reduction of $6.1 million of RCA asset management fees and $4.8 million of duplicative corporate G&A (consisting of reductions in expenses for audit, tax, accounting, legal and other professional services) to the respective special committees and financial advisors in connection with their review and evaluation of the proposed merger.

The estimated synergies assumed that the merger would be consummated and that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the proposed merger, including any divestitures or other actions contemplated by the merger agreement. See the sections above titled “— Certain Unaudited Projections Used by the AFIN Board and the AFIN Special Committee’s Financial Advisor” and “— Certain Unaudited Projections Used by the RCA Board and the RCA Special Committee’s Financial Advisor” for further information regarding the uncertainties and assumptions underlying the estimated synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 53 and “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Interests of the AFIN Advisor and the RCA Advisor and RCA’s Directors and Executive Officers in the Merger

In considering the recommendation of the AFIN Board and the RCA Board to approve the merger and the other transactions contemplated by the merger agreement, the AFIN Advisor and the RCA Advisor and executive officers and directors of RCA have interests in the merger that are different from, or in addition to, the interests of AFIN stockholders and RCA stockholders, respectively. These interests include that certain RCA directors will become directors of AFIN if the merger is consummated. Also, the AFIN Advisor and the RCA Advisor are each indirectly owned by AR Global through the AFIN Special Limited Partner and the RCA Special Limited Partner, respectively. All of AFIN’s and RCA’s executive officers are officers and employees of the AFIN Advisor and the RCA Advisor, respectively. Inherent conflicts of interest exist where the individuals who comprise the management teams of AFIN and RCA are assisting the AFIN Board and RCA Board in connection with the merger. These interests may create potential conflicts of interest. The AFIN Board and the RCA Board were aware of those interests and considered them, among other matters, in reaching their respective decisions to approve the proposals. These interests include the following:

Conversion of Outstanding Shares Pursuant to the Merger

Shares of RCA common stock owned by executive officers and directors of RCA AR Global and their respective affiliates will be converted into the right to receive shares of AFIN common stock and cash on the same terms and conditions as the other stockholders of RCA. As of December 15, 2016, the executive officers and directors of RCA, AR Global and their respective affiliates beneficially owned, in the aggregate, 223,243 shares of RCA common stock (including shares owned by AR Global and its affiliates), including shares of RCA common stock issuable upon settlement of RCA restricted stock awards granted under the RCA RSP. In respect of all of the shares of RCA common stock beneficially owned by this group as of December 15, 2016, they would receive an aggregate of 85,949 shares of AFIN common stock, which based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17, would have an aggregate value of approximately $2.1 million, and cash of approximately $0.2 million.

In connection with the merger agreement, 202 RCA OP Units owned by the RCA Advisor will be exchanged for 86 AFIN OP Units with an aggregate value of approximately $2,000, based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17. 479,802 Class B Units owned by the RCA Advisor and service provider will be exchanged for 203,436 AFIN OP Units with an aggregate value of approximately $4.9 million, based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17.

Redemption of Special Limited Partnership Interest

Also in connection with the merger agreement, the interest of the RCA Special Limited Partner in the RCA OP will be redeemed for a cash payment equal to 15% of the amount by which (a) the sum of the Market Value (which is the value accorded to one share of RCA common stock in the applicable transaction documents governing the merger multiplied by the number of shares of RCA common stock outstanding immediately prior to the effective time of the merger) and the distributions paid by RCA to its stockholders, exceeds (b) the sum of the gross proceeds raised in RCA’s offerings (less amounts paid to purchase or redeem any shares pursuant to RCA’s share repurchase plan) and the total amount of cash that, if distributed to those stockholders, would have provided such stockholders a return of 7% cumulative, non-compounded, pre-tax annual return. Based on the per share value of the AFIN common stock issuable in the transaction (using AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7% performance hurdle rate applicable to the computation through the closing date of the transaction.

Treatment of RCA Restricted Stock

Immediately prior to the effective time of the merger, each then outstanding share of RCA restricted stock will fully vest. All shares of RCA common stock then outstanding as a result of the full vesting of shares of RCA restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive per share, 0.385 shares of AFIN common stock and cash of $0.95.

As a result of the transactions contemplated under the merger agreement, 15,000 shares of RCA restricted stock owned by RCA’s independent directors will vest and will be convertible into 5,775 shares of AFIN common stock, which based on AFIN’s estimated per share NAV as of December 31, 2015 of $24.17, would have an aggregate value of approximately $0.1 million, and cash of approximately $14,000.

Section 16 Matters

Pursuant to the merger agreement, AFIN, RCA and Merger Sub have each agreed to take all steps as may be necessary or appropriate to cause any dispositions of shares of RCA common stock that are treated as dispositions under Rule 16b-3 of the Exchange Act and result from the transactions contemplated under the merger agreement by each officer or director of RCA who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to RCA to be exempt from short-swing profit recovery rules under Rule 16b-3 of the Exchange Act.

Indemnification and Insurance

From and after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, AFIN and the Merger Sub will be required to indemnify, defend and hold harmless among others, each officer and director of RCA, for any actions or omissions at or prior to the effective time of the merger, including in connection with the transactions contemplated by the merger agreement. In addition, pursuant to the terms of the merger agreement and subject to certain limitations, AFIN has agreed to cause the Merger Sub to obtain and maintain for a period of six years from and after the effective time of the merger “run-off” or “tail” director and officer liability coverage for the benefit of the directors, officers and agents of RCA and its subsidiaries without reduction of existing coverage under, and having terms not less favorable to the insured persons, than the director and officer liability insurance coverage presently maintained by RCA. These interests are described in detail below in “The Merger Agreement — Covenants and Agreements — Indemnification of Directors and Officers; Insurance” beginning on page 166.

Advisory Agreement

Concurrently with signing the merger agreement on September 6, 2016, AFIN entered into an amendment of the AFIN Advisory Agreement, subject to, and effective as of, the date that the merger becomes effective.

Pursuant to the amended AFIN Advisory Agreement:

•	the fixed portion of the base management fee paid to the AFIN Advisor will increase from the current amount, equal to an aggregate of $18 million annually, to (a) $21 million annually for the first 12 months following the effective time of the merger; (b) $22.5 million annually for the second 12 month period following the effective time of the merger; and (c) $24 million annually for the remainder of the term of the AFIN Advisory Agreement;
•	if AFIN acquires (whether by merger, consolidation or otherwise) any REIT, other than RCA, that is advised by an entity that is wholly-owned, directly or indirectly, by AR Global, other than any joint ventures, which is referred to as a specified transaction, the fixed portion of the base management fee will be increased by an amount equal to the consideration paid for the acquired company’s equity multiplied by 0.0031, 0.0047 and 0.0062 for years one, two and three and thereafter, respectively, following the specified transaction;
•	the variable portion of the base management fee paid to the AFIN Advisor will change from a quarterly fee equal to 0.375% of the cumulative net proceeds of any equity raised after AFIN lists its common stock on a national securities exchange to a monthly fee equal to one-twelfth of 1.25% of the cumulative net proceeds of any equity raised by AFIN or its subsidiaries from and after the effective time of the merger (other than in connection with any specified transaction);
•	AFIN will continue to pay a variable management fee equal to 15% of the quarterly Core Earnings Per Adjusted Share (as defined in the AFIN Advisory Agreement) (which is expected to increase following the closing of the merger due to the addition of RCA’s portfolio) for the previous quarter over $0.375 plus 10% of quarterly Core Earnings Per Adjusted Share for the previous quarter over $0.50; and
•	AFIN will have the right to internalize the services provided under the amended AFIN Advisory Agreement, which is referred to as internalization, after January 1, 2018 as long as (1) more than 67% of AFIN’s independent directors approve the internalization; (2) AFIN provides written notice to the AFIN Advisor; and (3) AFIN pays the AFIN Advisor a fee equal to (a) $15 million plus (b) either (x) if the internalization occurs on or before December 31, 2028, the Subject Fees (defined below) multiplied by 4.5 or (y) if the internalization occurs on or after January 1, 2029, the Subject Fees multiplied by 3.5 plus (c)(x) 1% of the purchase price (excluding the portion of the purchase price funded with equity proceeds raised prior to the end of the fiscal quarter in which the notice of election occurs) of each acquisition or merger that occurs between the end of the fiscal quarter in which notice is given and the internalization and (y) without duplication, 1% of the amount of new equity raised by AFIN between the end of the fiscal quarter in which notice is given and the internalization. Subject Fees means (I) (A) the total of the actual base management fee and the actual variable management fee payable pursuant to the AFIN Advisory Agreement for the fiscal quarter in which notice occurs multiplied by (B) four plus (II) without duplication, the annual increase in the base management fee resulting from the amount of new equity raised by AFIN within the fiscal quarter in which notice occurs, as described above.

The RCA Advisory Agreement, which will be terminated upon completing the merger, requires RCA to pay the RCA Advisor or its assignees an asset management fee equal to 0.75% per year of the lower of the Cost of Assets (as defined in the RCA Advisory Agreement) and the fair market value of its assets as reported in the applicable periodic or current report filed with the SEC disclosing RCA estimated per share NAV. The RCA Advisory Agreement also provides for the payment of (1) an acquisition fee equal to 1.0% of the contract purchase price, (2) a disposition fee of 2.0% of the contract sale price and (3) a financing fee of 1.0% of the loan amount.

In addition, the term of the AFIN Advisory Agreement is longer than that of the RCA Advisory Agreement. The RCA Advisory Agreement has a one-year renewable term unless terminated by either party upon 60 days’ notice without cause or penalty. The AFIN Advisory Agreement has a term that does not expire until April 29, 2035 and automatically renews for consecutive 20-year terms unless terminated (1) in connection with AFIN’s right (which right is contained in amendments to the AFIN Advisory Agreement that will become effective only upon closing of the merger) to internalize the services provided under the AFIN Advisory Agreement after January 1, 2018 with payment of a specified internalization fee or (2) (a) by the independent directors of AFIN or by the AFIN Advisor with cause (as defined in the AFIN Advisory Agreement) upon 45 days’ notice, (b) by the AFIN Advisor for good reason (as defined in the AFIN Advisory Agreement) upon 60 days’ notice or (c) by the AFIN Advisor upon a change of control (as defined in the AFIN Advisory Agreement) upon 60 days’ notice.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, AR Global and its affiliates, as the AFIN Sponsor and the parent of the RCA Sponsor, have certain conflicts in connection with the merger, including:

•	Edward M. Weil, Jr. is the chief executive officer, president and chairman of the board of directors of both AFIN and RCA and is also the chief executive officer of AR Global, which is the parent of (1) the AFIN Special Limited Partner, the direct owner of the AFIN Advisor and the AFIN Property Manager, and (2) the RCA Sponsor, which is the parent of the RCA Special Limited Partner, the direct owner of the RCA Advisor.
•	One of AFIN independent directors currently serves as an independent director on the board of directors of another AR Global-sponsored REIT. Stanley R. Perla, a director of AFIN, has also served as an independent director of American Realty Capital Hospitality Trust, Inc. since January 2014. In addition, since October 2014, David Gong has served as an independent director of AR Capital Acquisition Corp. (currently known as Axar Acquisition Corp.), or AXAR, an entity sponsored by AR Capital until October 2016, when AXAR’s shareholders approved, among other things, the transactions whereby Axar Capital Management became AXAR’s new sponsor.
•	RCA’s independent directors currently serve as independent directors on the board of directors of certain other AR Global-sponsored REITs. Leslie D. Michelson, a director of RCA, has also served as an independent director of Healthcare Trust, Inc. since December 2015, and Business Development Corporation of America II since August 2014. Governor Edward G. Rendell, a director of RCA, has served as an independent director of Global Net Lease, Inc. since March 2012, Healthcare Trust, Inc. since December 2015, and Business Development Corporation of America II since August 2014. In addition, Mr. Michelson and Governor Rendell have served as directors of Business Development Corporation of America since January 2011, an entity advised by AR Global until November 2016, when BDCA’s external advisor was acquired by Benefit Street, L.L.C.
•	Pursuant to the merger agreement, immediately following the effective time of the merger, AFIN has agreed to increase the size of the AFIN Board from four to six directors and elect Leslie D. Michelson and Governor Edward G. Rendell, both currently directors of RCA, to serve as directors of AFIN. AFIN also expects Kase Abusharkh, RCA’s current chief investment officer, to serve as chief investment officer of the multi-tenant portfolio of the combined company. See “Management of AFIN — Compensation of Compensation of Executive Officers and Directors of AFIN and the Combined Company” beginning on page 187.
•	After the merger, affiliates of AR Global will continue to act as an advisor to AFIN and other AR Global-sponsored REITs. GNL, another AR Global-sponsored REIT, also invests in in net leased commercial properties and has entered into a merger agreement with Global II, which has similar objectives to AFIN and GNL. These entities may compete with the combined company for investment, tenant and financing opportunities.

Security Ownership of AFIN’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of AFIN common stock as of December 15, 2016 by:

•	each person known by AFIN to be the beneficial owner of more than 5% of its outstanding shares of AFIN based solely upon the amounts and percentages contained in the public filings of such persons;
•	William M. Kahane, a former chief executive officer and chairman of AFIN, Donald MacKinnon, a former chief executive officer of AFIN, and Donald Ramon, a former chief financial officer of AFIN, each as a named executive officer of AFIN;
•	each of AFIN’s officers and directors; and
•	all of AFIN’s officers and directors as a group.

For purposes of the table below, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that the person has the right to acquire within 60 days after December 15, 2016. For purposes of computing the percentage of outstanding common stock owned by each person or group of persons named below, any shares that the person or persons has the right to acquire within 60 days after December 15, 2016 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of December 15, 2016, there were 65,805,184 shares of AFIN common stock outstanding. SEC rules also generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

	Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number of Shares of Common Stock		Percentage of Class
William M. Kahane(2)	8,888			*
Donald MacKinnon(3)	—		—
Edward M Weil, Jr.	—		—
Donald Ramon(4)	—		—
Nicholas Radesca	—		—
David Gong	5,149	(5)		*
Stanley R. Perla	5,815	(6)		*
Lisa Kabnick	2,482	(7)		*
All directors and executive officers as a group (five persons)	13,446			*

*	Less than 1%.
(1)	The business address of each individual or entity listed in the table is 405 Park Avenue — 14th Floor, New York, New York 10022.
(2)	Mr. Kahane served as AFIN’s chief executive officer and president until May 2015, and chairman of the AFIN Board until November 2015. The shares beneficially owned by Mr. Kahane represent shares wholly owned and controlled, directly or indirectly, by the AR Global. Mr. Kahane has shared control of AR Global and thereby has shared voting and investment power over shares wholly owned and controlled by AR Global.
(3)	Mr. MacKinnon served as AFIN’s chief executive officer from May 2015 until November 2015.
(4)	Mr. Ramon served as AFIN’s chief financial officer from May 2015 until November 2015.
(5)	Includes 3,567 unvested restricted shares.
(6)	Includes 3,567 unvested restricted shares.
(7)	Includes 2,233 unvested restricted shares.

Security Ownership of RCA’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of RCA’s common stock as of December 15, 2016 by:

•	each person known by RCA to be the beneficial owner of more than 5% of its outstanding shares of RCA based solely upon the amounts and percentages contained in the public filings of such persons;
•	William M. Kahane, a former chief executive officer and chairman of RCA, Patrick J. Goulding and Nicholas Radesca, RCA’s former chief financial officers, each as a named executive officer of RCA;
•	each of RCA’s officers and directors; and
•	all of RCA’s officers and directors as a group.

For purposes of the table below, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that the person has the right to acquire within 60 days after December 15, 2016. For purposes of computing the percentage of outstanding common stock owned by each person or group of persons named below, any shares that the person or persons has the right to acquire within 60 days after December 15, 2016 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of December 15, 2016, there were 99,268,676 shares of RCA common stock outstanding. SEC rules also generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

	Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number of Shares of Common Stock		Percentage of Class
William M. Kahane(2)	189,164			*
Nicholas Radesca(3)	—		—
Edward M. Weil, Jr.	—		—
Patrick J. Goulding(4)	—		—
Katie P. Kurtz	—		—
Kase Abusharkh	—		—
Leslie D. Michelson	6,000	(5)		*
Edward G. Rendell	15,446	(6)		*
All directors and executive officers as a group (five persons)	21,446			*

*	Less than 1%.
(1)	The business address of each individual or entity listed in the table is 405 Park Avenue, 14th Floor, New York, New York 10022.
(2)	Mr. Kahane served as RCA’s chief executive officer, president and chairman of the RCA Board until December 2015. The shares beneficially owned by Mr. Kahane represent shares wholly owned and controlled, directly or indirectly, by the RCA Sponsor and AR Capital, LLC. The RCA Sponsor is wholly owned by AR Global. Mr. Kahane has shared control of AR Global and AR Capital, LLC and thereby has shared voting and investment power over shares wholly owned and controlled by each.
(3)	Mr. Radesca served as RCA’s interim chief financial officer from November 19, 2015 to November 24, 2015.
(4)	Mr. Goulding served as RCA’s chief financial officer until November 18, 2015.
(5)	Includes 5,400 unvested restricted shares.
(6)	Includes 9,000 unvested restricted shares.

Regulatory Approvals Required for the Merger

The merger may be subject to certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. AFIN and RCA are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

One or more of the regulatory approvals required to complete the merger may not be obtained on a timely basis or at all. In addition, governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, AFIN and RCA have each agreed to use commercially reasonable efforts to take all actions necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement.

Although AFIN and RCA do not expect any regulatory authorities to raise any significant objections to the merger that would result in the failure to satisfy the conditions to closing the merger by the termination date, AFIN and RCA can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to AFIN after the effective time of the merger. AFIN and RCA have not yet obtained any of the regulatory approvals required to complete the merger.

Accounting Treatment

The mergers will be accounted for as an integrated business combination transaction by AFIN in accordance with Accounting Standards Codification Topic 805, Business Combinations. In applying the acquisition method specified by this guidance, it is necessary to identify an accounting acquirer which, in a transaction in which consideration consists primarily of shares, is generally the entity that issues the shares. Other factors to consider, however, in identifying an accounting acquirer include, but are not limited to, the relative size of the merging company, the relative voting interests of the respective stockholders, the composition of senior management, the composition of the board of directors, the existences of a large minority voting interest and the terms of the exchange of equity interests.

After consideration of these factors, AFIN has been identified as the accounting acquirer. In reaching this conclusion, emphasis was placed on the relative size of the merging companies, the relative voting interests of the respective stockholders subsequent to the mergers and the fact that AFIN initiated the transaction and will issue its shares as consideration. No premium will be paid to any stockholder group, and a large minority voting interest will not exist in the combined company. Accordingly, RCA’s assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) will be recorded at their respective fair value at the date of the mergers.

The estimated fair value of the assets acquired, liabilities assumed and consideration transferred may change significantly until such time that the mergers close. Consolidated financial statements of the combined company issued after the mergers will reflect these fair value adjustments and the consolidated results of operations subsequent to the date of the mergers. As AFIN has been determined to be the accounting acquirer, its historical financial statements will become the historical financial statements of the combined company upon consummation of the mergers. See “Unaudited Pro Forma Consolidated Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus.

Listing of AFIN Common Stock

Approval for listing on the NYSE of the shares of AFIN common stock is a condition to each party’s obligation to complete the merger. AFIN has agreed to use commercially reasonable efforts to cause the shares of AFIN common stock to be approved for listing, but the AFIN common stock is not required to be listed upon closing of the merger. The AFIN common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. The AFIN Board has not yet determined when it will request that the AFIN common stock be listed and commence trading and any decision with respect to the timing of listing would be based on market conditions and other factors. Following the closing, the AFIN Board plans to meet to consider when it is in AFIN’s best interests to list. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

Deregistration of RCA Common Stock

If the merger is completed, RCA common stock will be deregistered under the Exchange Act, and RCA will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of AFIN Common Stock Received in the Merger

Shares of AFIN common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of AFIN common stock issued to any RCA stockholder who may be deemed to be an “affiliate” of AFIN after the completion of the merger. This joint proxy statement/prospectus does not cover resales of AFIN common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger of RCA and the Merger Sub to RCA and U.S. Stockholders (as defined below) of RCA common stock and the material U.S. federal income tax consequences associated with the ownership and disposition of AFIN common stock including the qualification and taxation of AFIN as a REIT.

This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements applicable to the merger. In addition, this discussion does not purport to address the U.S. federal income or other tax considerations applicable to holders of AFIN or RCA common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	partnerships or entities treated as partnerships for U.S. federal income tax purposes and investors therein, S corporations or other pass-through entities;
•	insurance companies;
•	pension plans or other tax-exempt organizations, except to the extent discussed below;
•	“qualified foreign pension funds” or entities wholly owned by a qualified foreign pension fund;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold their common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that do not hold their common stock as a capital asset within the meaning of Section 1221 of the Code;
•	regulated investment companies;
•	REITs;
•	certain U.S. expatriates;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who acquired their RCA common stock through the exercise of an employee stock option or otherwise as compensation; and
•	persons who are not U.S. Stockholders.

Determining the actual tax consequences of the merger to a U.S. Stockholder may be complex. They will depend on the holder’s specific situation and on factors that are not within the control of AFIN or RCA. U.S. Stockholders should consult their tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and changes in those laws.

Generally, for purposes of this discussion, a “U.S. Stockholder” is a person that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds AFIN or RCA common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or entity treated as a partnership for U.S. federal income tax purposes holding AFIN or RCA common stock, and the partners in such partnership, should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences of the Merger

Consequences of the Merger to AFIN

AFIN and RCA intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the obligations of both AFIN and RCA to complete the merger that they receive an opinion from Proskauer to the effect that, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on factual representations made by AFIN and RCA, and on customary assumptions. This tax opinion represents the legal judgment of outside counsel to AFIN and RCA and is not binding on the Internal Revenue Service (the “IRS”).

No ruling from the IRS has been or will be requested relating to the tax consequences of the merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein or the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

Consequences of the Merger to U.S. Stockholders of RCA Common Stock

Provided the merger is treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code:

Exchange for AFIN Common Stock and Cash.  A U.S. Stockholder of RCA common stock will receive a combination of AFIN common stock and cash in exchange for shares of RCA common stock pursuant to the merger and generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, other than cash received in lieu of a fractional share of AFIN common stock, and the fair market value of the AFIN common stock received pursuant to the merger over such holder’s adjusted U.S. federal income tax basis in its shares of RCA common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of AFIN common stock).

If a U.S. Stockholder of RCA common stock acquired different blocks of RCA common stock at different times or different prices, any gain or loss must be determined separately for each block of RCA common stock. U.S. Stockholders should consult their tax advisors regarding the manner in which cash and AFIN common stock received in the merger should be allocated among different blocks of RCA common stock.

Character of Gain or Loss.  Any gain or loss recognized in connection with the merger generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Stockholder’s holding period with respect to the RCA common stock surrendered is more than one year at the effective time of the merger. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a U.S. Stockholder of RCA common stock actually or constructively owns AFIN common stock other than AFIN common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the U.S. Stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. Stockholders of RCA common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Holding Period and Basis in AFIN Common Stock.  The aggregate U.S. federal income tax basis of AFIN common stock received (including fractional shares deemed received and redeemed as described below) in the merger will be equal to the aggregate adjusted U.S. federal income tax basis of the shares of RCA common stock surrendered therefor, reduced by the amount of any cash received by the U.S. Stockholder pursuant to the merger (excluding any cash received in lieu of a fractional share of AFIN common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described above but excluding any gain or loss resulting from the deemed redemption of fractional shares described below), if any, recognized by the U.S. Stockholder on the exchange. The holding period of the AFIN common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of RCA common stock surrendered. U.S. Stockholders holding blocks of RCA common stock acquired at different time or difference prices should consult their tax advisors with respect to identifying the bases and holding periods of the particular shares of AFIN common stock received in the merger.

Cash Received Instead of Fractional Shares.  A U.S. Stockholder of RCA common stock who receives cash in lieu of a fractional share of AFIN common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized for U.S. federal income tax purposes based on the difference between the amount of cash received instead of the fractional share and the portion of the U.S. Stockholder’s aggregate adjusted U.S. federal income tax basis of the shares of RCA common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for such shares of RCA common is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Additional Medicare Tax.  U.S. Stockholders of RCA common stock that are individuals, trusts or estates and whose modified adjusted gross income exceeds certain thresholds generally will be subject to an additional 3.8% tax with regard to dividends on and “net gains” from the disposition of RCA common stock pursuant to the merger. U.S. Stockholders of RCA common stock should consult their tax advisors with respect to the applicability of this tax.

Backup Withholding.  Certain U.S. Stockholders of RCA common stock may be subject to backup withholding of U.S. federal income tax with respect to the cash merger consideration received pursuant to the merger. Backup withholding will not apply, however, to a U.S. Stockholder of RCA common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 (or substitute Form W-9) or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER OF RCA AND AFIN. HOLDERS OF RCA OR AFIN COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER OF RCA AND AFIN, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE

APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of AFIN and RCA

It is a condition to the obligation of RCA to complete the merger that AFIN receive an opinion from Proskauer to the effect that, commencing with the taxable year of AFIN ended December 31, 2013, AFIN has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable AFIN to continue to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by AFIN about factual matters relating to the organization and operation of AFIN and its subsidiaries.

It is a condition to the obligation of AFIN to complete the merger that RCA receive an opinion from Proskauer to the effect that, commencing with the taxable year of RCA ended December 31, 2012 RCA has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled RCA to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by RCA about factual matters relating to the organization and operation of RCA and its subsidiaries.

Neither of the opinions described above will be binding on the IRS. AFIN intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of AFIN to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of AFIN Common Stock.” Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of AFIN, it cannot be guaranteed that the actual operating results of AFIN will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from RCA

If RCA failed to qualify as a REIT for any of its taxable years, RCA would be liable for (and AFIN would be obligated to pay) U.S. federal income tax on its taxable income for such years at regular corporate rates and, assuming the merger qualified as a reorganization within the meaning of Section 368(a) of the Code, AFIN would be subject to tax on the built-in gain on each asset of RCA existing at the time of the merger if AFIN were to dispose of the R CA asset for up to ten years following the merger. Such tax would be imposed at the highest regular corporate rate in effect at the date of the sale. Furthermore, after the merger, the Asset Tests and the Gross Income Tests (as these terms are defined in the discussion below) will apply to all of the assets of AFIN, including the assets AFIN acquires from RCA, and to all of the income of AFIN, including the income derived from the assets AFIN acquires from RCA. As a result, the nature of the assets that AFIN acquires from RCA and the income AFIN derives from those assets may have an effect on the tax status of AFIN as a REIT.

Qualification as a REIT requires AFIN to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to AFIN, which will include RCA after the effective time of the mergers. Accordingly, all references below to AFIN that relate to the period after the effective time of the mergers are to the combined company, which includes RCA, as the context requires. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances that are not entirely within the control of AFIN.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of AFIN Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from AFIN’s qualification and taxation as a REIT and the ownership and disposition of shares of AFIN common stock. No ruling on the U.S. federal, state, or local tax considerations relevant to AFIN’s operation or to the ownership or disposition of shares of AFIN common has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that the operation of AFIN, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements.

AFIN elected to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations promulgated thereunder, commencing with its taxable year ended December 31, 2013. AFIN intends to continue operating as a REIT so long as its board of directors determines that REIT qualification remains in its best interest. However, no assurance can be given that it will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Code Sections 856 through 860, and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of ownership of the securities of AFIN and of the election of AFIN to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of REITs in General

The term “REIT taxable income” means the taxable income as computed for a corporation that is not a REIT:

•	without the deductions allowed by Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);
•	excluding amounts equal to: the net income from foreclosure property and the net income derived from prohibited transactions;
•	deducting amounts equal to: the net loss from foreclosure property, the net loss derived from prohibited transactions, the tax imposed by Code Section 857(b)(5) upon a failure to meet the 95% or the 75% gross income tests, the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions and excess interest;
•	deducting the amount of dividends paid under Code Section 561, computed without regard to the amount of the net income from foreclosure property (which is excluded from REIT taxable income); and
•	without regard to any change of annual accounting period pursuant to Code Section 443(b).

In any year in which AFIN qualifies as a REIT and has a valid election in place, AFIN will claim deductions for the dividends it pays to its stockholders, and therefore will not be subject to U.S. federal income tax on that portion of its taxable income or capital gain which is distributed to its stockholders.

Although AFIN can eliminate or substantially reduce its U.S. federal income tax liability by maintaining its REIT qualification and paying sufficient dividends, AFIN will be subject to U.S. federal tax in the following circumstances:

•	AFIN will be taxed at normal corporate rates on any undistributed REIT taxable income or net capital gain.
•	If AFIN fails to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), but its failure is due to reasonable cause and not willful neglect, and AFIN therefore maintains its REIT qualification, AFIN will be subject to a tax equal to the product of (a) the amount by which AFIN failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by (b) a fraction intended to reflect AFIN’s profitability.
•	AFIN will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, AFIN must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the amount actually distributed and would not be deductible by AFIN.
•	AFIN may be subject to the corporate “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•	If AFIN has net income from prohibited transactions such income would be subject to a 100% tax. See “— REIT Qualification Tests — Prohibited Transactions.”
•	AFIN will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property, although AFIN will not own any foreclosure property unless it makes loans or accepts purchase money notes secured by interests in real property and forecloses on the property following a default on the loan, or forecloses on property pursuant to a default on a lease.
•	If AFIN fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but its failure is due to reasonable cause and not due to willful neglect and AFIN nonetheless maintains its REIT qualification because of specified cure provisions, AFIN will be required to pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate (currently 35%) by the net income generated by the non-qualifying assets during the period in which AFIN failed to satisfy the asset tests.
•	If AFIN fails to satisfy any other provision of the Code that would result in its failure to continue to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, AFIN may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.
•	AFIN may be required to pay monetary penalties to the IRS in certain circumstances, including if AFIN fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders. Such penalties generally would not be deductible by AFIN.
•	If AFIN acquires any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which its basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and AFIN recognizes gain on the disposition of such an asset for up to a 10-year period beginning on the date AFIN acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over its adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by AFIN.
•	A 100% tax may be imposed on transactions between AFIN and any of its taxable REIT subsidiaries, which we refer to as TRSs, that do not reflect arm’s-length terms.
•	The earnings of AFIN’s subsidiaries that are C corporations, including any subsidiary AFIN may elect to treat as a TRS will generally be subject to U.S. federal corporate income tax.
•	AFIN may elect to retain and pay income tax on its net capital gain. In that case, a stockholder would include his, her or its proportionate share of AFIN’s undistributed net capital gain (to the extent AFIN makes a timely designation of such gain to the stockholder) in his, her or its income as long-term capital gain, would be deemed to have paid the tax that AFIN paid on such gain, and would be allowed a credit for his, her or its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in AFIN’s common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

In addition, notwithstanding AFIN’s qualification as a REIT, AFIN and its subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property, payroll and other taxes on its assets and operations. AFIN could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

Organizational Requirements.  The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for its qualification as a REIT;
(4)	that is neither a financial institution nor an insurance company;
(5)	that meets the gross income, asset and annual distribution requirements;
(6)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;
(7)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);
(8)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and
(9)	that uses a calendar year for U.S. federal income tax purposes.

Organizational requirements (1) through (5) must be met during each taxable year for which REIT qualification is sought, while conditions (6) and (7) do not have to be met until after the first taxable year for which a REIT election is made. AFIN has adopted December 31 as its year end for U.S. federal income tax purposes, thereby satisfying condition (9).

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, AFIN’s pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which AFIN owns an interest, including the AFIN OP (which, after the effective time of the partnership merger, will include the assets and items of income of the RCA OP), is treated as AFIN’s assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

AFIN expects to control its subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for its qualification as a REIT. If AFIN becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize its qualification as a REIT or require AFIN to pay tax, AFIN may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause AFIN to fail a Gross Income Test or Asset Test (each as defined below), and that AFIN would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, AFIN could fail to qualify as a REIT unless it were entitled to relief, as described below.

AFIN may from time to time own certain assets through subsidiaries that it intends to be treated as “qualified REIT subsidiaries.” A corporation will qualify as AFIN’s qualified REIT subsidiary if AFIN owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and AFIN’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While AFIN currently holds, and intends to continue to hold, all of its investments through the AFIN OP (which, after the effective time of the partnership merger, will include the investments of the RCA OP), AFIN also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by AFIN would have to be owned by AFIN, or another qualified REIT subsidiary, and could not be owned by the AFIN OP unless AFIN owns 100% of the equity interests in the AFIN OP.

AFIN may from time to time own certain assets through entities that it wholly owns and which are disregarded as separate from AFIN for U.S. federal income tax purposes. If a disregarded subsidiary ceases to be wholly owned by AFIN (for example, if any equity interest in the subsidiary is acquired by a person other than AFIN or another one of its disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect AFIN’s ability to satisfy the Asset Tests and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in TRSs. AFIN does not currently own an interest in a TRS, but may acquire securities in one or more TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by AFIN without jeopardizing its qualification as a REIT.

A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests described below. However, no more than 25% (or 20% for taxable years beginning after December 31, 2017) of the gross value of a REIT’s assets may be comprised of securities of one or more TRS. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock AFIN issues must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning AFIN’s stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, AFIN cannot be “closely-held,” which means that at all times during the second half of each taxable year, no more than 50% in value of its stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning its stock) as specifically defined for this purpose. AFIN’s charter contains certain provisions intended, among other purposes, to enable AFIN to meet requirements (6) and (7) above. First, subject to certain exceptions, AFIN’s charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of its outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of its stock, as well as in certain other circumstances. See the section entitled “Description of AFIN Shares — Restrictions on Transfer and Ownership of Stock” in this joint proxy statement/prospectus beginning on page 80. Additionally, AFIN’s charter contains provisions requiring each holder of its shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with AFIN’s disclosure request will be required, under

Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, AFIN must satisfy four tests based on the composition of its assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, AFIN will not lose its qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of its assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. AFIN will continue to maintain adequate records of the value of its assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.  At least 75% of the value of AFIN’s assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (1) real property (including interests in real property and interests in mortgages on real property), (2) shares in other qualifying REITs and (3) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date AFIN received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by AFIN in exchange for its stock or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test.”

AFIN is currently invested in the real properties described in its public filings and, after the consummation of the mergers, will be invested in the real properties described in RCA’s public filings. In addition, AFIN has invested and intends to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow AFIN to continue to qualify under the 75% Asset Test. Therefore, AFIN’s investment in real properties should constitute “real estate assets” and should allow AFIN to meet the 75% Asset Test.

25% Asset Test.  Except as described below, the remaining 25% of AFIN’s assets generally may be invested, subject to certain restrictions, which is referred to herein as the 25% Asset Test. If AFIN invests in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either (1) 5% of the value of AFIN’s assets as to any one issuer; or (2) 10% of the outstanding securities by vote or value of any one issuer. In addition, not more than 25% of AFIN’s assets may be invested in publicly offered REIT debt instruments that do not otherwise qualify as real estate assets under the 75% Asset Test. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if AFIN, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer that (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, AFIN’s interest as a partner in the partnership).

AFIN believes that its holdings of real estate assets and other securities comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. AFIN may make real estate related debt investments; provided, that the underlying real estate meets its criteria for direct investment. A real estate mortgage loan that AFIN owns generally will be treated as a real estate asset for purposes of the 75% Asset Test if, on the date that AFIN acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (2) $10.0 million; provided, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Department of the Treasury, or the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (1) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (4) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Code Section 11, by (y) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, AFIN must satisfy two separate tests based on the composition of its gross income, as defined under its method of accounting, or the Gross Income Tests.

75% Gross Income Test.  At least 75% of AFIN’s gross income for the taxable year (excluding gross income from prohibited transactions) must result from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of its trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income (as described under the 75% Asset Test above). This requirement is referred to herein as the 75% Gross Income Test. AFIN intends to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow it to qualify under the 75% Gross Income Test.

95% Gross Income Test.  At least 95% of AFIN’s gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of its trade or business. This requirement is referred to herein as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. AFIN intends to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow it to qualify under the 95% Gross Income Test.

Rents from Real Property.  Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”)

and subject to the rules discussed below. Rent from a particular tenant will not qualify if AFIN, or an owner of 10% or more of its stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by AFIN with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom AFIN derives no revenue, or through a TRS. AFIN’s intention is that services to be provided by it, if any, are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The AFIN Board intends to hire qualifying independent contractors or to utilize AFIN’s TRSs to render services which it believes, after consultation with AFIN’s tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, AFIN has represented that, with respect to its leasing activities, AFIN will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements, and if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by AFIN’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. The TRSs will pay regular corporate tax rates on any income they earn. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income.  It is possible that AFIN will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test; provided, that in both cases, the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time of the loan commitment. All of AFIN’s loans secured by real property are intended to be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

Dividend Income.  AFIN may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by AFIN from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

AFIN will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although AFIN intends to take these actions to prevent a violation of the Gross Income Tests, AFIN cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property.  Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If AFIN believes it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, AFIN intends to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests.  AFIN’s share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. However, AFIN may establish a TRS in order to engage on a limited basis in acquiring and promptly reselling short- and medium-term lease assets for immediate gain. The gross income generated by its TRS would not be included in AFIN’s gross income. However, any dividends from AFIN’s TRS to AFIN would be included in AFIN’s gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If AFIN fails to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, it may retain its qualification as a REIT for such year if it satisfies the IRS that (1) the failure was due to reasonable cause and not due to willful neglect, (2) AFIN attaches to its return a schedule describing the nature and amount of each item of its gross income, and (3) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, AFIN would remain subject to tax equal to the greater of the amount by which it failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect its profitability.

Annual Distribution Requirements

In addition to the other tests described above, AFIN is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to the excess of: (1) the sum of: (a) 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (2) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if AFIN: (1) declared a dividend before the due date of its tax return (including extensions); (2) distributes the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) files an election with its tax return. Additionally, dividends that AFIN declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year.

For taxable years commencing prior to January 1, 2015, in order for distributions to have been counted as satisfying the annual distribution requirements for REITs, and to provide AFIN with a REIT-level tax deduction, the distributions must not have been “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in AFIN’s organizational documents. However, distributions in excess of a REIT’s current and accumulated earnings and profits will constitute a return of capital, to the extent of a shareholder’s adjusted U.S. federal income tax basis in its shares, and then capital gain, not a dividend. If AFIN fails to meet the annual distribution requirements as a result of an adjustment to its U.S. federal income tax return by the IRS, or under certain other circumstances, AFIN may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If AFIN does not distribute 100% of its REIT taxable income, it will be subject to U.S. federal income tax on the undistributed portion. AFIN also will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, AFIN must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by AFIN.

AFIN intends to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on its earnings; however, it may not always be possible to do so. It is possible that AFIN may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which AFIN may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

AFIN will closely monitor the relationship between its REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If AFIN fails to continue to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, AFIN will not be able to deduct its dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to AFIN stockholders (to the extent of its current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from its failure to continue to qualify as a REIT.

Unless entitled to relief under specific statutory provisions, AFIN will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements

AFIN is required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist it in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

As discussed above, AFIN will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;
•	generally has been held for at least two years;
•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;
•	in some cases, was held for production of rental income for at least two years;
•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and
•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion), or occurs in a year when the REIT disposes of 20% or less of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property), provided, in each case, that the aggregate basis or FMV of property sold by the REIT during the three-year period ending with the current tax year does not exceed 10% of the REIT’s aggregate basis or FMV over the same three-year period.

Although AFIN may eventually sell each of the properties, AFIN’s primary intention in acquiring and operating the properties is the production of rental income and it does not expect to hold any property for sale to customers in the ordinary course of its business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions AFIN might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— Ownership of Interests in TRSs.”

Characterization of Property Leases

AFIN has acquired and intends to acquire and own commercial properties subject to net leases. AFIN has structured and currently intends to structure its leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, AFIN generally expects that:

•	the AFIN OP and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;
•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;
•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;
•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;
•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;
•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;
•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;
•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;
•	AFIN expects that each lease that AFIN enters into, at the time AFIN enters into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and
•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize AFIN’s leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that AFIN receives from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, AFIN would not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose its REIT qualification.

Tax Aspects of Investments in Partnerships

General.  AFIN currently holds and anticipates holding direct or indirect interests in one or more partnerships, including the AFIN OP, which will include the RCA OP after the effective time of the mergers. All references herein to the AFIN OP that relate to the period after the effective time of the mergers are to the merged partnership, that includes the RCA OP, as the context requires. AFIN operates as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby AFIN owns a direct interest in the AFIN OP, and the AFIN OP, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the AFIN OP were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of AFIN’s investment in the AFIN OP if the AFIN OP is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by AFIN in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. AFIN is required to take into account its allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of its REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the AFIN OP will be sufficient to pay the tax liabilities resulting from an investment in the AFIN OP.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the AFIN OP was formed as a partnership under state law, for U.S. federal income tax purposes, the AFIN OP will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. AFIN intends that interests in the AFIN OP (and any partnership invested in by the AFIN OP) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, AFIN’s ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. AFIN reserves the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. AFIN believes that the AFIN OP has had and will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the AFIN OP (or any partnership invested in by the AFIN OP) is taxable as a corporation for U.S. federal income tax purposes, the character of AFIN’s assets and items of gross income would change, and as a result, AFIN would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case AFIN could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, AFIN cannot assure holders of its common stock that the IRS will not attempt to apply the anti-abuse regulations to AFIN. Any such action could potentially jeopardize AFIN’s qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in AFIN.

Income Taxation of Partnerships and their Partners.  Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. AFIN believes that the allocations of taxable income and loss in the AFIN OP agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the AFIN OP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the AFIN OP, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the AFIN OP to cure any book-tax differences. In certain circumstances, AFIN creates book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

For U.S. federal income tax purposes, AFIN’s depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties contributed to the AFIN OP, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the AFIN OP generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition of such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the AFIN OP’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the AFIN OP may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders.  As long as AFIN qualifies as a REIT, distributions paid to U.S. Stockholders of AFIN common stock out of current or accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) will be ordinary income. Distributions in excess of current and accumulated earnings and profits are treated first as a return of capital to the U.S. Stockholder, reducing the U.S. Stockholder’s tax basis in his, her or its common stock by the amount of such distribution, and then as capital gain. Because AFIN’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in AFIN’s stock, this will increase the U.S. Stockholder’s gain, or reduce the U.S. Stockholder’s loss, on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gain to the extent they do not exceed AFIN’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. AFIN also may decide to retain, rather than distribute, its net capital gain and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gain in income as long-term capital gain, receive a credit on their returns for their proportionate share of its tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, AFIN may elect to designate a portion of its distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate

U.S. Stockholders as capital gain; provided, that the U.S. Stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of AFIN’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by AFIN during such taxable year from C corporations (including any TRSs);
(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by AFIN with respect to such undistributed REIT taxable income; and
(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time AFIN’s REIT election became effective over the U.S. federal income tax paid by AFIN with respect to such built-in gain.

Generally, dividends that AFIN receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a regular, domestic C corporation, such as any TRSs, and specified holding period and other requirements are met.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Corporate stockholders cannot claim the dividends-received deduction for such dividends unless AFIN loses its REIT qualification. Although U.S. Stockholders generally will recognize taxable income in the year that a distribution is received, any distribution AFIN declares in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by AFIN and received by the U.S. Stockholder on December 31 of the year it was declared even if paid by AFIN during January of the following calendar year. Because AFIN is not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of AFIN’s operating or capital losses to reduce their tax liabilities.

AFIN has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. Stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of AFIN’s stock.

In general, the sale of AFIN’s common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s basis in the AFIN common stock sold. However, any loss from a sale or exchange of AFIN common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated AFIN’s distributions as long-term capital gain. The use of capital losses is subject to limitations.

Currently, the maximum tax rate applicable to individuals and certain other noncorporate taxpayers on net capital gain recognized on the sale or other disposition of shares is 20%, and the maximum marginal tax rate payable by them on dividends received from corporations that are subject to a corporate level of tax has been reduced. Except in limited circumstances, as discussed above with respect to “qualified dividend income,” this reduced tax rate will not apply to dividends paid by AFIN.

Cost Basis Reporting.  U.S. federal income tax information reporting rules may apply to certain transactions in AFIN’s shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to U.S. Stockholders. Generally these rules apply to all shares purchased, including those purchased through a distribution reinvestment plan. For “cost basis” reporting purposes, a U.S. Stockholder may identify by lot the shares that he, she, or it transfers or that are redeemed, but if such

U.S. Stockholder does not timely notify AFIN of such U.S. Stockholder’s election, AFIN will identify the shares that are transferred or redeemed on a “first in/first out” basis. Any shares purchased in a distribution reinvestment plan are also eligible for the “average cost” basis method, should a U.S. Stockholder so elect.

Information reporting (transfer statements) on other transactions may also be required under these rules. Generally, these reports are made for certain transactions. Transfer statements are issued between “brokers” and are not issued to the IRS or to U.S. Stockholders.

Stockholders should consult their tax advisors regarding the consequences of these rules.

Taxation of Tax-Exempt Stockholders.  U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, AFIN’s distributions to a U.S. Stockholder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to AFIN’s stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) or (20)), may be treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If AFIN would be “closely-held” (discussed above with respect to the share ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of AFIN’s stock may be required to treat a percentage of AFIN’s dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of AFIN’s shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of AFIN’s shares) hold in the aggregate more than 50% by value of AFIN’s shares. The percentage treated as UBTI is AFIN’s gross income (less direct expenses) derived from an unrelated trade or business (determined as if AFIN were a tax-exempt pension trust) divided by AFIN’s gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in AFIN’s charter regarding the ownership concentration of its common stock, AFIN believes that a tax-exempt pension trust should not become subject to these rules. However, because AFIN’s shares of common stock may be publicly traded, AFIN can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting.  AFIN will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the current rate of 28% with respect to dividends paid, unless the U.S. Stockholder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. Stockholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide his, her or its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, AFIN may be required to withhold a portion of capital gain distribution to any U.S. Stockholder who fails to certify its non-foreign status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Medicare Tax

Certain net investment income earned by U.S. citizens and resident aliens and certain estates and trusts is subject to a 3.8% Medicare tax. Net investment income includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. Holders of shares of AFIN common stock should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of such shares.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, common stock paid to (a) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and IRS guidance provide that these rules generally will apply to payments of dividends on AFIN’s common stock and generally will apply to payments of gross proceeds from a sale or other disposition of AFIN’s common stock after December 31, 2018. AFIN will not pay any additional amounts in respect of any amounts withheld. U.S. Stockholders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.

Other Tax Considerations

State, Local and Foreign Taxes.  AFIN and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which AFIN transacts business or reside. AFIN’s and its stockholder’s state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Any foreign taxes incurred by AFIN would not pass through to stockholders as a credit against their U.S. federal income tax liability. Stockholders should consult their own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in the shares of AFIN securities.

Legislative Proposals.  Stockholders should recognize that AFIN’s and such stockholder’s present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. AFIN is not currently aware of any pending legislation that would materially affect its or your taxation as described in this joint proxy statement/prospectus. Stockholders should consult their advisors concerning the status of legislative proposals that may pertain to a purchase of AFIN’s securities.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. AFIN and RCA urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about AFIN or RCA. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information each of AFIN and RCA filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of AFIN and RCA file with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 201.

AFIN and RCA acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Closing the Merger and the Partnership Merger

The merger agreement provides for the merger of RCA with and into Merger Sub, upon the terms and subject to the conditions set forth in the merger agreement. Merger Sub will be the surviving entity in the merger and, following completion of the merger, will continue to exist under the name Genie Acquisition, LLC as a direct wholly owned subsidiary of AFIN. The merger agreement also provides for the merger of the RCA OP with and into the AFIN OP upon the terms and subject to the conditions set forth in the merger agreement. The AFIN OP will be the surviving entity in the partnership merger and, following the completion of the partnership merger, will continue to exist under the name American Finance Operating Partnership, L.P. The merger will become effective upon the later of the time of filing of articles of merger with, and acceptance for record of articles of merger by, the State Department of Assessments and Taxation of the State of Maryland or at a later date and time agreed to by AFIN and RCA and specified in the articles of merger. The partnership merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by the AFIN OP and the RCA OP and specified in the partnership certificate of merger.

The merger agreement provides that the closing of the merger will take place on the third business day following the date on which the last of the conditions to closing the merger (described under “The Merger Agreement — Conditions to Completion of the Mergers”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions) or at such other date and time agreed to by AFIN and RCA.

Consideration to be Received in the Merger

Merger Consideration

If the merger is completed, each share of RCA common stock shall be cancelled and converted into the right to receive (x) 0.385 shares of AFIN common stock and (y) cash from AFIN in an amount equal to $0.95. Instead of fractional shares, RCA stockholders will receive cash, without interest, in an amount equal to the product of (a) such fractional part of a share of AFIN common stock, multiplied by (b) $24.17.

In addition, in connection with the partnership merger, (1) each RCA OP Unit will be converted into the right to receive 0.424 shares of AFIN common stock; (2) each RCA OP Unit or RCA GP Unit owned by RCA will be converted into the right to receive 0.385 AFIN OP Units; (3) each RCA Class B Unit issued and outstanding immediately prior to the merger effective time will be converted into the right to receive 0.424 shares of AFIN common stock; and (4) the Special Limited Partnership Interest (as defined in the merger agreement) of RCA will be redeemed in exchange for consideration computed in accordance with the methodology used in Exhibit G of the merger agreement, which would have been $3.1 million in cash, assuming the merger effective time occurred on September 30, 2016.

The number of shares of AFIN common stock to be issued in exchange for shares of RCA common stock and RCA operating partnership units was determined based on the implied value per share of RCA common stock of $10.26 per share (which is equal to 0.424 multiplied by AFIN’s estimated net asset value of $24.17). The number shares of AFIN common stock issuable in exchange for each share of RCA common stock is calculated by reducing the 0.424 per share by the $0.95 per share of cash consideration, resulting in 0.385 shares of AFIN common stock per share of RCA common stock (which has an implied value based on AFIN’s estimated net asset value per share of $24.17 of $9.31 and an implied value, including cash, of $10.26). Units of limited partnership interest of the RCA OP will be exchanged for 0.424 units of limited partnership interest of the AFIN OP. No cash consideration will be paid for units of limited partnership interest of the RCA OP.

Conversion of Shares; Surrendering Shares of RCA Common Stock

The conversion of RCA common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, AFIN will appoint an exchange agent to handle the payment and delivery of the merger consideration and the cash payments to be delivered in lieu of fractional shares. Upon proper surrender of a share of RCA common stock for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal (in the case of certificated shares of RCA common stock), the holder of the share will be entitled to receive the merger consideration in respect of that share of RCA common stock.

Letter of Transmittal

As soon as reasonably practicable after the effective time of the merger, the exchange agent will send a letter of transmittal to those persons who were RCA stockholders of record at the effective time of the merger. This mailing will contain instructions regarding the surrender of shares of RCA common stock in exchange for the consideration that the holder of such shares is entitled to receive under the merger agreement. Upon proper surrender of a share for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal, and delivery of any other documents specified in the letter of transmittal, the holder of such share will receive the merger consideration in accordance with the merger agreement.

Treatment of RCA Restricted Stock

Immediately prior to the effective time of the merger, each then outstanding share of RCA restricted stock will fully vest (and RCA will be entitled to deduct and withhold the number of shares of RCA common stock otherwise deliverable upon such acceleration to satisfy any applicable withholding taxes). All shares of RCA common stock then outstanding as a result of the full vesting of shares of RCA restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive the merger consideration.

Withholding

All payments under the merger agreement are subject to applicable withholding requirements.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by RCA and the RCA OP, on the one hand, and AFIN, the AFIN OP and Merger Sub, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement, information each of AFIN and RCA filed with the SEC prior to the effective date of the merger agreement or the disclosure letters delivered in connection therewith.

Representations and Warranties of RCA and the RCA OP

RCA and the RCA OP made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	RCA subsidiaries;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2015;
•	litigation;
•	tax matters;
•	related party transactions;
•	the fairness opinion of a financial advisor;
•	permits and compliance with law;
•	material contracts;
•	environmental matters;
•	real property and leases;
•	insurance;
•	information supplied;
•	books and records;
•	labor and other employment-related matters;
•	required votes;
•	no undisclosed material liabilities;
•	intellectual property;
•	benefit plans/ERISA compliance;
•	anti-takeover statutes; and
•	compliance with the Hart Scott Rodino Act.

Representations and Warranties of AFIN, the AFIN OP and Merger Sub

AFIN, the AFIN OP and Merger Sub made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	AFIN subsidiaries;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	SEC filings, financial statements, and internal accounting controls;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	litigation;
•	tax matters;
•	related business transactions;
•	fairness opinion of financial advisor;
•	permits and compliance with laws;
•	material contracts;
•	environmental matters;
•	properties and leases;
•	title to assets;
•	insurance;
•	information provided;
•	books and records;
•	labor matters;
•	required votes;
•	no undisclosed material liabilities;
•	intellectual property;
•	benefit plans/ERISA compliance;
•	anti-takeover statutes;
•	financing; and
•	compliance with the Hart Scott Rodino Act.

Definition of “Material Adverse Effect”

Many of the representations of RCA, the RCA OP, AFIN, the AFIN OP and Merger Sub are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect). For the purposes of the merger agreement, “material adverse effect” means any circumstance, development, effect, event, liability or change that, individually or in the aggregate with all other circumstances, developments, effects, events, liabilities or changes, is or is reasonably likely to (a) become materially adverse to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of the operations of the given entity, on a consolidated basis taken as a whole or (b) prevent or is reasonably likely to prevent, the business from performing, or materially impair the ability of the business or its operating partnership to perform, its obligations under the merger agreement prior to March 6, 2017.

However, any of the following events, circumstances, changes or effects will not be considered a material adverse effect:

•	changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which business is conducted, or global credit, capital, financial or securities markets or changes in political or regulatory conditions generally, including changes in interest or exchange rates;
•	changes, circumstances or events that, in each case, generally affect the real estate industry in the jurisdictions in which business is conducted;
•	changes or prospective changes in any law or GAAP or the interpretation thereof following the date of the merger agreement;
•	the negotiation, execution or announcement of the merger agreement, including the impact thereof on relationships, contractual or otherwise, with landlords, tenants, joint venture partners, customers, suppliers, licensors, distributors, lenders, partners or employees, or compliance with the covenants set forth in the merger agreement;
•	any action taken that is required by the merger agreement or any ancillary agreement or taken at the other party’s written request;
•	any decline in the market price, or change in trading volume, of the capital stock of AFIN or RCA or any failure to meet publicly announced revenue or earnings projections or predictions of other financial or operating metrics, in and of itself (whether such projections, predictions or other metrics were made or prepared by AFIN or RCA or independent third parties) or internal projections (it being understood and agreed that any circumstance, development, effect or event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a material adverse effect with respect to either AFIN or RCA);
•	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement;
•	earthquakes, hurricanes, floods or other natural disasters; and
•	any damage or destruction of any property that is substantially covered by insurance, which circumstance, development, effect, event, liability or change, in the case of the first three bullet points above, does not affect the given entity, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligation of each of RCA, the RCA OP, AFIN, the AFIN OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

•	approval of the transactions contemplated by the merger agreement by AFIN stockholders and approval of the merger and the other transactions contemplated by the merger agreement by RCA stockholders;
•	the approval by RCA stockholders of an amendment to RCA’s charter included as Proposal No. 1: RCA Charter Amendment Proposal;
•	the absence of any court order preventing or prohibiting the closing of the mergers and the other transactions contemplated by the merger agreement;

•	the termination agreements entered as of the date of the merger agreement shall remain in effect and shall not have been amended or modified, unless such amendment or modification was approved in writing by RCA and AFIN;
•	the Form S-4 will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued;
•	the shares of AFIN common stock to be issued in connection with the merger will have been authorized for listing on the NYSE; and
•	receipt by RCA and AFIN of an opinion dated as of the closing date from Proskauer regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of AFIN, the AFIN OP and Merger Sub

The obligation of AFIN, the AFIN OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by RCA regarding RCA’s organization and subsidiaries, certain aspects of its capital structure, corporate authority with respect to the merger agreement and the fairness opinion letter;
•	the other representations and warranties of RCA will be true and correct as of the closing date, as though made on and as of the closing date, except (x) that the accuracy of such representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and not as of the closing date, and (y) where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect (without giving effect to certain qualifications contained in such representations);
•	RCA will have performed in all material respects its obligations required to be performed under the agreement prior to the effective time, and AFIN will have received a certificate signed on behalf of RCA signed by RCA’s chief executive officer or chief financial officer to such effect;
•	no material adverse effect with respect to RCA can have occurred, or reasonably be expected to occur prior to the closing date;
•	receipt by RCA of an opinion dated as of the closing date from Proskauer, on which RCA is entitled to rely, regarding RCA’s qualification and taxation as a REIT under the Code; and
•	the amendments to the RCA charter shall be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland, and in full force and effect prior to the closing date.

Additional Closing Conditions for the Benefit of RCA and the RCA OP

The obligation of RCA and the RCA OP to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by AFIN and the Merger Sub regarding their organization and subsidiaries, certain aspects of its capital structure, corporate authority with respect to the merger agreement and the fairness opinion letter;
•	the other representations and warranties of AFIN and Merger Sub will be true and correct as of the closing date, as though made on and as of the closing date, except (x) that the accuracy of such representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be determined as of such date and not as of the closing date, and (y) where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect (without giving effect to certain qualifications contained in such representations);
•	AFIN and Merger Sub will have performed in all material respects their obligations required to be performed under the agreement prior to the effective time, and RCA will have received a certificate signed on behalf of AFIN by AFIN’s chief executive officer or chief financial officer to such effect;
•	no material adverse effect with respect to AFIN can have occurred, or reasonably be expected to occur prior to the closing date; and
•	receipt by AFIN of an opinion dated as of the closing date from Proskauer, or other counsel reasonably acceptable to RCA, on which RCA is entitled to rely, regarding AFIN’s qualification and taxation as a REIT under the Code.

Covenants and Agreements

Conduct of Business of RCA Pending the Merger

RCA and the RCA OP have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with AFIN’s prior written approval (not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly required or permitted by the merger agreement or required by law, each of RCA and the RCA OP has agreed that, it will, and will cause each of its subsidiaries to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts (1) to preserve intact its current business organization, goodwill, and ongoing businesses, (2) to maintain RCA’s status as a REIT within the meaning of the Code, (3) to preserve its current beneficial relationships with any person with which RCA has material business relationships (including, without limitation, customers, suppliers, directors, officers and other employees if any), and (4) to keep available the services of its officers and key employees, if any.

RCA and the RCA OP have also agreed to use their commercially reasonable efforts to obtain the legal opinions of Proskauer that are a condition to the closing of the merger and to deliver certain officer’s certificates in connection with such opinions. Without limiting the foregoing, each of RCA and the RCA OP has also agreed that, except with AFIN’s prior written approval (not to be unreasonably withheld, delayed or conditioned) it will not, and it will not cause or permit any of its subsidiaries to do any of the following:

•	except for regular monthly dividends, declare, set aside or pay any dividends on, or make any distributions in respect of, any shares of stock of RCA (except those required to maintain REIT status);
•	split, combine or reclassify any stock, partnership interests or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock, partnership interests or other equity interests;
•	purchase, redeem or otherwise acquire any shares of capital stock, partnership interests or other equity interests of RCA or any of its subsidiaries;
•	amend RCA’s organizational documents, except for the agreed-upon amendment to the RCA charter;
•	merge or consolidate;
•	acquire or agree to acquire any real property, corporation, partnership or other business organization or division thereof (except subsidiaries of RCA), or acquire other assets, other than (A) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s-length terms in the ordinary course of business of RCA and its subsidiaries in a manner that is consistent with past practice, (B) acquisitions set forth in the disclosure letter and (C) any acquisition that does not exceed $50,000,000 in the aggregate;

•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) RCA to fail to qualify as a REIT or (B) any subsidiary of RCA to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a qualified REIT under the Code;
•	issue, deliver or sell, or grant any option or other right in respect of, any shares of capital stock or debt securities, any other voting or redeemable securities of RCA or any subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or redeemable or convertible securities, subject to certain exceptions;
•	amend any term of any share of RCA common stock or equity equivalent;
•	sell, pledge, lease, dispose of, exclusively license or encumber or grant any third party any rights with respect to any property or assets, subject to certain exceptions;
•	other than in the ordinary course of business and consistent with past practice (A) incur, create or assume any indebtedness or issue or amend the terms of any debt securities, (B) assume, guarantee or endorse, or otherwise become responsible for the obligations of any other person or entity (other than an RCA subsidiary) for borrowed money, or (C) pledge, encumber or otherwise subject to an encumbrance any RCA property, other than a permitted lien;
•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice or make any loans, advances or capital contributions to, or investments in, wholly owned RCA subsidiaries;
•	other than in the ordinary course of business, take certain actions with respect to its taxes and tax returns;
•	subject to certain exceptions, change in any material manner any of its methods, principles or practices of accounting;
•	enter or make any commitment to adopt or enter into any employee benefit plan, program, policy or agreement that would be an “employee benefit plan” as defined in Section 3(3) of the ERISA;
•	accelerate the vesting or payment of any award, compensation or benefit under any RCA stock plan;
•	initiate, settle or compromise any material legal action involving or against RCA or any of its subsidiaries involving the payments exceeding $2,000,000 in the aggregate, including any stockholder derivative or class action claims arising out of or in connection with the mergers and related transactions, and excluding any legal action brought against AFIN arising out of a breach or alleged breach of the merger agreement;
•	amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any RCA material contract or waive, release or assign any material rights, claims or benefits of it or its subsidiaries under any RCA material contract, or enter into any contract that would have been an RCA material contract had it been entered into prior to the merger agreement, except in the ordinary course of business consistent with past practice;
•	enter into or amend or otherwise modify any contract or transaction of the type described in the related party transaction representation;
•	enter into or amend any employment, consulting, or other agreements with any officer or director, employee or contractor of RCA or a subsidiary;
•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of RCA or any subsidiaries (other than the mergers); and
•	agree, resolve or commit to do any action contained in this list, or accept any restriction that would prevent RCA and its subsidiaries from taking action required by this list.

Conduct of Business of AFIN, the AFIN OP and Merger Sub Pending the Merger

AFIN, the AFIN OP and the Merger Sub have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with RCA’s prior written approval (not to be unreasonably withheld, delayed or conditioned) AFIN, the AFIN OP and the Merger Sub have agreed to carry on their businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts (1) to preserve intact their current business organization, goodwill, and ongoing businesses, (2) to maintain AFIN’s status as a REIT within the meaning of the Code, (3) to preserve their current beneficial relationships with any person with which AFIN has material business relationships (including, without limitation, customers, suppliers, directors, officers and other employees if any), and (4) to keep available the services of officers and key employees, if any.

AFIN, the AFIN OP and the Merger Sub have agreed to use their commercially reasonable efforts to obtain the legal opinions of Proskauer that are a condition to the closing of the merger and to deliver certain officer’s certificates in connection with such opinions. Without limiting the foregoing, each of AFIN, the AFIN OP and the Merger Sub have also agreed that, except with RCA’s prior written approval (not to be unreasonably withheld, delayed or conditioned), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to do any of the following:

•	except for regular monthly dividends, declare, set aside or pay any dividends on, or make any distributions in respect of, any shares of stock of AFIN (except those required to maintain REIT status);
•	split, combine or reclassify any stock, partnership interests or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock, partnership interests or other equity interests;
•	purchase, redeem or otherwise acquire any shares of capital stock, partnership interests or other equity interests of AFIN or any of its subsidiaries;
•	amend AFIN’s organizational documents, except for the agreed-upon amendment to AFIN’s charter;
•	merge or consolidate;
•	acquire or agree to acquire any real property, corporation, partnership or other business organization or division thereof (except subsidiaries of AFIN), or acquire other assets, other than (A) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s-length terms in the ordinary course of business of the AFIN and its subsidiaries in a manner that is consistent with past practice, (B) acquisitions set forth disclosure letter and (C) any acquisition that does not exceed $50,000,000 in the aggregate;
•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) AFIN to fail to qualify as a REIT or (B) any subsidiary of AFIN to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a qualified REIT under the Code;
•	issue, deliver or sell, or grant any option or other right in respect of, any shares of capital stock or debt securities, any other voting or redeemable securities of AFIN or any subsidiary, or any equity equivalents, subject to certain exceptions;
•	amend any term of any share of AFIN common stock or equity equivalent;
•	sell, pledge, lease, dispose of, exclusively license or encumber or grant any third party any rights with respect to any property or assets, subject to certain exceptions;
•	other than in the ordinary course of business, take certain actions with respect to its taxes and tax returns;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned AFIN subsidiaries;
•	other than in the ordinary course of business, (A) make, modify or rescind any material tax election, (B) change any annual tax accounting period if such change would result in material taxes, (C) adopt or change any method of tax accounting except as required by applicable law, if such change would result in material taxes, (D) file or amend any material tax returns, (E) enter into any material closing agreement, (F) surrender any right to claim a material tax refund, offset or other reduction in tax liability, in each case, for an amount materially in excess of the amount accrued or reserved with respect to taxes, or (G) agree to a waiver or extension of a statute of limitations with respect to taxes;
•	subject to certain exceptions, change in any material manner any of its methods, principles or practices of accounting;
•	enter or make any commitment to adopt or enter into any employee benefit plan, program, policy or agreement that would be an “employee benefit plan” as defined in Section 3(3) of the ERISA;
•	accelerate the vesting or payment of any award, compensation or benefit under any AFIN stock incentive plan;
•	initiate, settle or compromise any material legal action involving or against AFIN or any of its subsidiaries involving the payments exceeding $2,000,000 in the aggregate, including any stockholder derivative or class action claims arising out of or in connection with the mergers and related transactions, and excluding any legal action brought against RCA and RCA OP arising out of a breach or alleged breach of the merger agreement;
•	amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any AFIN material contracts or waive, release or assign any material rights, claims or benefits of it or its subsidiaries under any AFIN material contracts, or enter into any contract that would have been an AFIN material contract had it been entered into prior to the merger agreement, except in the ordinary course of business consistent with past practice;
•	enter into or amend or otherwise modify any contract or transaction of the type described in the related party transaction representation;
•	enter into or amend any employment, consulting, or other agreements with any officer or director, employee or contractor of AFIN or a subsidiary;
•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of AFIN, the Merger Sub or any subsidiaries (other than the mergers); and
•	agree, resolve or commit to do any action contained in this list, or accept any restriction that would prevent AFIN, the Merger Sub or its subsidiaries from taking action required by this list.

RCA Acquisition Proposals; Change in Recommendation

Until the go shop period end time, RCA had the right to, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any acquisition proposal (as defined below), including by way of contacting third parties, broadly disseminating public disclosure or providing access to the properties, offices, assets, books, records and personnel of RCA and its subsidiaries and furnishing non-public information only pursuant to one or more confidentiality agreements at least as favorable to RCA as the confidentiality agreement executed with AFIN; provided, however, that RCA has previously furnished, made available or provided access to such non-public information to AFIN;

•	enter into, continue or otherwise participate in discussions or negotiations with any person relating to, or, in furtherance of such inquiries, proposals, offers or other actions or to obtain an acquisition proposal;
•	release any person from, or refrain from enforcing, any standstill agreement or similar obligation to RCA or any of its subsidiaries; and
•	disclose to RCA stockholders any information required to be disclosed under applicable law.

Subject to the provisions described under this section “— RCA Acquisition Proposals; Change in Recommendation” and except with respect to Go Shop Bidders (as defined below) and AFIN and the AFIN OP, upon the go shop period end time, RCA and its subsidiaries have agreed to immediately cease any discussions, negotiations or communications with respect to any acquisition proposal or potential acquisition proposal and immediately terminate all physical and electronic data room access previously granted to any such person. RCA did not receive any acquisition proposals or potential acquisition proposals prior to the go shop period expiration.

Following the go shop period end time and prior to the receipt of RCA stockholder approval (as defined below), RCA may continue discussions and negotiations regarding an acquisition proposal with any Go Shop Bidder. For purposes of the merger agreement, a “Go Shop Bidder” is any person that submits a proposal or offer regarding an acquisition proposal not later than the go shop period end time that has not been withdrawn and that the RCA Special Committee determines prior to the go shop period end time (or in the case of any such proposal or offer received less than two business days before the date of the go shop period end time, not later than two business days after the go shop period end time), has resulted in, or would be reasonably expected to result in, a superior proposal (as defined below).

RCA has agreed that, from and after the go shop period end time, subject to the provisions described below, RCA will not and will cause each of its subsidiaries not to and will not authorize or permit any of its representatives to:

•	initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal;
•	enter into, continue or otherwise participate in any discussions or negotiations with any person, or furnish to any person other than AFIN any non-public information, in furtherance of such inquiries or to obtain an acquisition proposal;
•	release any person from or fail to enforce any standstill agreement or similar obligation to RCA or any of its subsidiaries;
•	withdraw, modify or amend the RCA recommendation in any manner adverse to AFIN or Merger Sub or fail to make the RCA recommendation or fail to include the RCA recommendation in this joint proxy statement/prospectus;
•	approve, endorse or recommend any acquisition proposal;
•	enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) contemplating or otherwise relating to an acquisition proposal; or
•	take any action to exempt any person from any takeover statute or similar restrictive provision of the RCA organizational documents for purposes of facilitating an acquisition proposal (any event described in final four bullet points of this section, whether taken by the RCA Board or a committee thereof, is referred to herein as an RCA change in recommendation).

If, from and after the go shop period end time and prior to receipt of the RCA stockholder approval, RCA or any of its subsidiaries or any of their respective representatives receives a bona fide written acquisition proposal that did not result from a breach of the obligations described above under this section “— RCA Acquisition Proposals; Change in Recommendation” and if the RCA Special Committee determines in good faith after consultation with its legal and financial advisors that such acquisition proposal is or is reasonably expected to lead to a superior proposal, RCA and its subsidiaries or any of their respective representatives may take the following actions (but only if and to the extent that the RCA Special Committee determines in good faith following consultation with its legal advisors that the failure to do so would be inconsistent with its duties to the stockholders of RCA under applicable law):

•	furnish, make available or provide access to non-public information with respect to RCA and its subsidiaries to the person who made such acquisition proposal (provided that RCA concurrently or has previously furnished, made available or provided access to such non-public information to AFIN, and such information is furnished or made available pursuant to a confidentiality agreement at least as favorable to RCA as the confidentiality agreement executed with AFIN);
•	participate in negotiations regarding such acquisition proposal; and
•	disclose to RCA’s stockholders any information required to be disclosed under applicable law (provided that any RCA change in recommendation must be effected in accordance with the terms of the merger agreement).

From and after the go shop period end time, in the event RCA, any of its subsidiaries or any of their respective representatives receives from a person or group of related persons an acquisition proposal or an amended or modified proposal or offer with respect to any such acquisition proposal, any request for information relating to RCA from a person who informs RCA that it is considering making or has made an acquisition proposal, or any inquiry or request for discussions or negotiations regarding any acquisition proposal, RCA must promptly notify AFIN of (but in no event more than 48 hours following) such receipt. RCA must keep AFIN apprised on a current basis of (and in any event no later than 24 hours after) any material developments, discussions and negotiations concerning, any such acquisition proposal, inquiry or request. RCA and its subsidiaries and representatives may contact in writing any person submitting an acquisition proposal (that was not the result of a breach of the obligations described above under this section “— RCA Acquisition Proposals; Change in Recommendation”) solely to clarify the terms of the acquisition proposal for the sole purpose of the RCA Board (or the RCA Special Committee) informing itself about such acquisition proposal.

Prior to receipt of the RCA stockholder approval, if the RCA Board determines in good faith after consultation with its legal advisor (and based on the recommendation of the RCA Special Committee) that the failure to do so would reasonably be likely to be inconsistent with its duties to RCA’s stockholders under applicable law, (a) upon receipt by RCA of an acquisition proposal that constitutes a superior proposal, the RCA Board may make an RCA change in recommendation and may terminate the merger agreement in accordance with the terms of the merger agreement and enter into an agreement relating to, or for the implementation of, such superior proposal, or (b) otherwise make an RCA change in recommendation in response to a material event, circumstance, change or development that was not known to the RCA Board prior to signing the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the RCA Board prior to the effective time of the merger (which shall in no event include the receipt, existence or terms of an acquisition proposal or any matter relating thereof or consequence thereof), provided that:

•	in the case of an RCA change in recommendation described under clause (a) above, such acquisition proposal did not result from RCA’s breach of its obligations described above under this section “— RCA Acquisition Proposals; Change in Recommendation” and the RCA Board must have determined in good faith, after consultation with its legal and financial advisors (and based on the recommendation of the RCA Special Committee), that such acquisition proposal constitutes a superior proposal and, after consultation with its legal advisor, that the failure of RCA to terminate the merger agreement in accordance with its terms or make an RCA change in recommendation, as the case may be, would be inconsistent with its duties to RCA’s stockholders under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by AFIN, the AFIN OP and Merger Sub pursuant to the fourth bullet point below;
•	in the case of an RCA change in recommendation described under clause (b) above, the RCA Board must have determined in good faith, after consultation with its legal advisor (and based on the recommendation of the RCA Special Committee), that the failure of RCA to make an RCA change in recommendation would be inconsistent with its duties to RCA’s stockholders under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by AFIN, the AFIN OP and Merger Sub pursuant to the fourth bullet point below;
•	RCA must have notified AFIN in writing that the RCA Board intends to make an RCA change in recommendation or enter into an agreement related to the superior proposal, which we refer to as an RCA change notice; and
•	during the three business day period following AFIN’s receipt of an RCA change notice, RCA must have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with) AFIN in making adjustments to the terms and conditions of the merger agreement such that (a) in circumstances involving or relating to an acquisition proposal, the superior proposal ceases to be a superior proposal and (b) in circumstances not involving an acquisition proposal, as may be proposed by AFIN.

For purposes of the merger agreement, “acquisition proposal” means any proposal or offer, whether in one transaction or a series of related transactions, relating to any of the following:

•	merger, consolidation, share exchange, business combination or similar transaction involving RCA or any of its subsidiaries;
•	sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of RCA or any of its subsidiaries representing 20% or more of the consolidated assets of RCA and its subsidiaries, taken as a whole;
•	issuance, sale or other disposition by RCA or any of its subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of RCA common stock;
•	tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of RCA common stock;
•	recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to RCA in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of RCA common stock; or
•	transaction that is similar in form, substance or purpose to any of the foregoing transactions, but
•	an “acquisition proposal” does not include (1) the merger or any of the other transactions contemplated by the merger agreement or (2) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among RCA and its subsidiaries.

For purposes of the merger agreement, the term superior proposal means a written acquisition proposal made by a third party (except for purposes of this definition, the references in the definition of acquisition proposal to “20%” are replaced with “50%”) which the RCA Board (based on the recommendation of the RCA Special Committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (a) all of the terms and conditions of the acquisition proposal and the merger agreement (as it may be proposed to be amended by AFIN) and (b) the feasibility and certainty of completing such acquisition proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such acquisition proposal and conditions to closing thereof)) to be more favorable from a financial point of view to RCA’s stockholders (in their capacities as stockholders) than the merger and the other transactions contemplated by the merger agreement (as it may be proposed to be amended by AFIN).

AFIN Change in Recommendation

AFIN has agreed that, except as provided below, AFIN will not withdraw, modify or amend the AFIN recommendation in any manner adverse to RCA, which we refer to as an AFIN change in recommendation, or fail to make the AFIN recommendation or fail to include the AFIN recommendation in this joint proxy statement/prospectus.

Prior to receipt of the AFIN stockholder approval (as defined below), the AFIN Board may make an AFIN change in recommendation in response to a material event, circumstance, change or development that was not known to the AFIN Board prior to September 6, 2016 (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the AFIN Board prior to the effective time of the merger, subject to the following limitations:

•	the AFIN Board must have determined in good faith after consultation with its legal and financial advisors that failure of AFIN to make an AFIN change in recommendation would be reasonably likely to be inconsistent with the AFIN directors’ duties to the stockholders of AFIN under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by RCA pursuant to the third bullet point below;
•	AFIN must have notified RCA in writing that the AFIN Board intends to make an AFIN change in recommendation, which we refer to as an AFIN change notice; and
•	during the three business day period following RCA’s receipt of an AFIN change notice, AFIN must have offered to negotiate with (and, if accepted, negotiated in good faith with), and must have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), RCA in making adjustments to the terms and conditions of the merger agreement as may be proposed by RCA.

Form S-4, Joint Proxy Statement/Prospectus; Stockholders Meetings

AFIN and RCA agreed to prepare and cause to be filed with the SEC and AFIN agreed to prepare and file a registration statement on Form S-4 with respect to the merger. AFIN and RCA also agreed to use their commercially reasonable efforts to (a) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (b) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (c) to keep the Form S-4 effective for so long as necessary to complete the merger.

AFIN and RCA agreed to use their commercially reasonable efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to vote at their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. RCA further agreed to include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement, which we refer to as the RCA recommendation, and to use its commercially reasonable efforts to obtain its stockholder approval which we refer to as the RCA stockholder approval. AFIN also agreed to include its recommendation that the AFIN stockholders approve the issuance of shares of AFIN common stock to RCA stockholders in connection with the merger, which we refer to as the AFIN recommendation, and to use its commercially reasonable efforts to obtain such approval, which we refer to as the AFIN stockholder approval.

Efforts to Complete Transactions; Consents

Each of RCA, the RCA OP, AFIN, the AFIN OP and Merger Sub have agreed to use their commercially reasonable efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the mergers, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons or entities in connection with the mergers and the other transactions contemplated by the merger agreement and defending any lawsuits or other legal proceedings challenging the merger agreement or the mergers or other transactions contemplated by the merger agreement.

Each of RCA, the RCA OP, AFIN, the AFIN OP and Merger Sub have agreed to provide any necessary notices to third parties and to use their commercially reasonable efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the mergers.

Access to Information; Confidentiality

The merger agreement requires RCA and the RCA OP, on the one hand, and AFIN, the AFIN OP and Merger Sub on the other hand, to provide to the other, upon reasonable notice and during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and each of RCA and the RCA OP, on the one hand, and AFIN, the AFIN OP and Merger Sub on the other hand, are required to furnish reasonably promptly to the other a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

Each of RCA and the RCA OP, on the one hand, and AFIN, the AFIN OP and Merger Sub on the other hand, has agreed to hold, and to cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Transaction Litigation

Each of RCA and the RCA OP, on the one hand, and AFIN, the AFIN OP and Merger Sub has agreed to provide prompt notice to the other of any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving such party or any of its subsidiaries in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement. Each has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any stockholder litigation and not to agree to a settlement of any stockholder litigation without the other’s consent (not to be unreasonably withheld, conditioned or delayed).

Stock Exchange Listing

AFIN has agreed to use its commercially reasonable efforts to cause the shares of AFIN common stock to be issued in connection with the merger to be approved for listing on the NYSE prior to the effective time of the merger. The AFIN common stock has been approved for listing on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the NYSE and AFIN intends to list the AFIN common stock on the NYSE at a time yet to be determined following the completion of the merger. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. The AFIN Board has not yet determined when it will request that the AFIN common stock be listed and commence trading and any decision with respect to the timing of listing would be based on market conditions and other factors. Following the closing, the AFIN Board plans to meet to consider when it is in AFIN’s best interests to list. There can be no assurance when AFIN common stock will commence trading on the NYSE or whether the AFIN shares will trade at a price equal to or greater than the estimated NAV per share of the AFIN common stock, which was the value used to estimate the value of the consideration paid by AFIN in the merger to RCA stockholders.

Indemnification of Directors and Officers; Insurance

For a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of RCA and its subsidiaries, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement. AFIN will cause the surviving company to obtain “run-off” or “tail” director and officer liability coverage for the benefit of the directors, officers and agents of RCA and its subsidiaries without reduction of existing coverage under, and having terms not less favorable to the insured persons, than the director and officer liability insurance coverage presently maintained by RCA.

Public Announcements

All parties have agreed, subject to certain exceptions, to consult with, and receive consent of one another before issuing any press release or otherwise making any public statements or filings with respect to the merger agreement or any of the transactions contemplated by the merger agreement, except as may be required by applicable law, court process or stock exchange rules or regulations.

Other Material Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants related to:

•	each of AFIN and RCA using its reasonable best efforts to cause the merger to qualify as a reorganization under the Code;
•	in the event of a dividend or distribution with respect to RCA or RCA OP equity, that is permitted under the terms of the merger agreement, such holders shall be entitled to receive such distribution from RCA immediately prior to the time such shares are exchanged pursuant to the merger agreement;
•	cooperation with respect to obtaining financing from lenders;
•	each of RCA, AFIN and Merger Sub taking all necessary or appropriate steps to ensure that any disposition of RCA common stock and any acquisition of AFIN common stock in connection with the mergers and the other transactions contemplated by the merger agreement by certain individuals are exempted pursuant to Rule 16b-3 promulgated under the Exchange Act from giving rise to any liability under Section 16 of the Exchange Act;
•	RCA taking all action necessary to terminate its restricted stock plan and distribution reinvestment plan, prior to the effective time of the merger; and
•	RCA providing to AFIN an affidavit of non-foreign status that complies with Section 1445 of the Code, (b) the RCA OP using commercially reasonable efforts to obtain and deliver to AFIN and the AFIN OP at or prior to closing of the merger an affidavit of non-foreign status that complies with Section 1445 of the Code from each person that constitutes and is treated as a partner and is not a disregarded entity.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of AFIN and RCA.

Termination by Either AFIN or RCA

The merger agreement may also be terminated prior to the effective time of the merger by either AFIN or RCA if:

•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement (provided that this termination right will not be available to a party if the issuance of such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement);
•	the merger has not been consummated on or before March 6, 2017, which we refer to as the Outside Date, provided that this termination right will not be available to a party if that party willfully failed to fulfill its obligations under the merger agreement and that failure was a principle cause of, or, resulted in, the merger not closing;
•	the RCA stockholder approval has not been obtained at a duly convened meeting (provided that this termination right will not be available to RCA if the failure to obtain such RCA stockholder approval was primarily due to RCA’s failure to perform any of its obligations under the merger agreement); or
•	the AFIN stockholder approval has not been obtained at a duly convened meeting (provided that this termination right will not be available to AFIN if the failure to obtain such AFIN stockholder approval was primarily due to AFIN’s failure to perform any of its obligations under the merger agreement).

Termination by AFIN

The merger agreement may also be terminated prior to the effective time of the merger by AFIN if:

•	Either RCA or the RCA OP has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of AFIN’s condition to consummate the merger related to the accuracy of RCA’s or the RCA OP’s representations and warranties or RCA’s or the RCA OP’s material performance of or compliance with its obligations under the merger agreement and such breach either (a) cannot be cured or (b) if curable, has not been cured by RCA or the RCA OP within 20 days after receiving written notice of such breach and two business days prior to the Outside Date (provided that this termination right will not be available to AFIN if AFIN, the AFIN OP or Merger Sub is then in breach of the merger agreement and such breach would result in the failure of RCA’s or the RCA OP’s condition to consummate the merger related to the accuracy of AFIN’s, AFIN’s and Merger Sub’s representations and warranties or AFIN’s, the AFIN OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement);
•	if, at any time prior to obtaining the RCA stockholder approval, RCA, the RCA Board or the RCA Special Committee, for any reason, has effected an RCA change in recommendation;
•	if, at any time prior to the RCA stockholder approval, (a) the RCA Board or any committee thereof approves, adopts or publicly endorses or recommends any acquisition proposal, (b) RCA enters into a contract or agreement relating to an acquisition proposal (other than a confidentiality agreement entered into in compliance with the merger agreement), (c) a tender offer or exchange offer for any shares of RCA common stock that constitutes an acquisition proposal (other than by AFIN or any of its affiliates) is commenced and the RCA Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of RCA and to publicly reaffirm the RCA recommendation within ten business days of being requested to do so by AFIN, (d) the RCA Board or any committee thereof fails to include the RCA recommendation in this joint proxy statement/prospectus, or (e) RCA has (or is deemed to have) materially violated its obligations under the merger agreement prohibiting the solicitation of transactions (other than any immaterial or inadvertent violations thereof that did not result in an alternative acquisition proposal).

Termination by RCA

The merger agreement may also be terminated prior to the effective time of the merger by RCA:

•	if AFIN, the AFIN OP or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of RCA’s condition to consummate the merger related to the accuracy of AFIN’s, the AFIN OP’s and Merger Sub’s representations and warranties or AFIN’s, the AFIN OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement and such breach either (a) cannot be cured or (b) if curable, has not been cured by AFIN, the AFIN OP or Merger Sub within 20 days after receiving written notice of such breach and two business days prior to the Outside Date (provided that this termination right will not be available to RCA if RCA or the RCA OP is then in breach of the merger agreement and such breach would result in the failure of AFIN’s condition to consummate the merger related to the accuracy of RCA’s or the RCA OP’s representations and warranties or RCA’s or the RCA OP’s material performance of or compliance with its obligations under the merger agreement);
•	if, prior to obtaining the RCA stockholder approval, the RCA Board (based on the recommendation of the RCA Special Committee) approves and authorizes RCA to enter into a definitive agreement providing for the implementation of a superior proposal in a manner permitted under the merger agreement, except that RCA will not be entitled to exercise its right to terminate the merger agreement as described in this bullet point unless concurrently with the occurrence of such termination RCA pays the applicable termination fee required under the merger agreement described below under “— Termination Fees and Expenses — Termination Fees and Expenses Payable by RCA” in full to AFIN and the definitive agreement relating to the superior proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such termination fee is not concurrently paid, such termination shall be null and void; or
•	if, at any time prior to obtaining the AFIN stockholder approval, AFIN, the AFIN Board or the AFIN Special Committee, for any reason, has effected an AFIN change in recommendation.

Termination Fees and Expenses

Except as otherwise provided in the merger agreement, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring the cost or expense, whether or not the transactions contemplated by the merger agreement close.

Termination Fees and Expenses Payable by RCA

RCA has agreed to pay to AFIN the termination fee (as defined below) or the go shop termination fee (as defined below), as the case may be, if:

•	AFIN terminates the merger agreement because, prior to obtaining the RCA stockholder approval, RCA, the RCA Board or the RCA Special Committee, for any reason has effected an RCA change in recommendation;
•	AFIN terminates the merger agreement because, prior to obtaining the RCA stockholder approval, (a) the RCA Board or any committee thereof approves, adopts or publicly endorses or recommends any acquisition proposal, (b) RCA enters into a contract or agreement relating to an acquisition proposal (other than a confidentiality agreement entered into in compliance with the merger agreement), (c) a tender offer or exchange offer for any shares of RCA common stock that constitutes an acquisition proposal (other than by AFIN or any of its affiliates) is commenced and the RCA Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of RCA and to publicly reaffirm the recommendation in favor of the RCA recommendation within ten business days of being requested to do so by AFIN, (d) the RCA Board or any committee thereof fails to include the RCA recommendation in this joint proxy statement/prospectus or (e) RCA has (or is deemed to have) materially violated certain of its obligations under the merger agreement (other than any immaterial or inadvertent violations thereof that did not result in an alternative acquisition proposal);
•	RCA terminates the merger agreement because, prior to obtaining the RCA stockholder approval, the RCA Board (based on the recommendation of the RCA Special Committee) approves and authorizes RCA to enter into a definitive agreement providing for the implementation of a superior proposal in a manner permitted under the merger agreement; or
•	a material breach on the part of RCA has occurred that would cause the closing conditions contained in the first three bullet points of the “— Conditions to Completion of the Mergers — Additional Closing Conditions for the Benefit of AFIN, the AFIN OP and Merger Sub” section above not to be satisfied, and such breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from AFIN to RCA and two business days before the Outside Date; provided, AFIN’s own breach may not cause the failure to satisfy the closing condition described under this bullet point.

For purposes of the merger agreement, “termination fee” means $25,574,125 and “go shop termination fee” means $5,114,825.

RCA would have been required to pay to AFIN the go shop termination fee, in lieu of the termination fee, in the event of a termination of the merger agreement described in the first three bullet points (for the avoidance of doubt, excluding the fourth bullet point) above in connection with RCA entering into or recommending a superior proposal with a Go Shop Bidder on or before the date that is 15 days following the go shop period end time, and RCA will reimburse AFIN’s expenses up to $5 million. Additional terms and conditions apply to the payment of the termination fee.

RCA has also agreed to reimburse AFIN expenses up to $5 million if, upon a vote taken at the RCA stockholder meeting or any adjournment thereof, the RCA stockholder approval is not obtained.

Termination Fee and Expenses Payable by AFIN

AFIN has agreed to pay to RCA the termination fee in the event of:

•	a material breach on the part of AFIN has occurred that would cause the closing conditions contained in the first three bullet points of the “— Conditions to Completion of the Mergers — Additional Closing Conditions for the Benefit of RCA and the RCA OP” section above not to be satisfied, and such breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from AFIN to RCA and two business days before the Outside Date; provided, RCA’s own breach may not cause the failure to satisfy the closing condition described under this bullet point; or
•	the board of directors of AFIN, prior to obtaining stockholder approval, shall have effected an AFIN change in recommendation.

AFIN has also agreed to reimburse RCA expenses up to $5 million if, upon a vote taken at the AFIN stockholder meeting or any adjournment thereof, the AFIN stockholder approval is not obtained.

These termination fees represent the applicable party’s sole and exclusive remedies with respect to matters giving rise to the termination event, other than in the case of a willful and material breach of RCA’s non-solicitation covenants.

Miscellaneous Provisions

Specific Performance

The parties to the merger agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any and all other remedies at law or in equity.

Amendment

The parties to the merger agreement may amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after the RCA stockholder approval or the AFIN stockholder approval; no amendments may be made that require further approval by the respective stockholders of RCA or AFIN pursuant to the merger agreement, without the approval of such stockholders.

Waiver

Prior to the effective time of the merger, RCA or AFIN may extend the time for performance of any obligation of the other or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the merger agreement to the extent permitted by law.

Governing Law

The merger agreement is governed by the laws of the State of Maryland (without giving effect to any choice or conflict of laws principles thereof).

RELATED AGREEMENTS

Concurrently with signing the merger agreement on September 6, 2016, RCA and the RCA OP entered into a side letter agreement with the RCA Advisor and AFIN, providing for, among other things, termination of the RCA Advisory Agreement, and AFIN entered into an amendment of the AFIN Advisory Agreement, each subject to, and at, the date that the merger becomes effective. The side letter agreement will, pursuant to its terms, automatically terminate and be of no further force or effect if the merger agreement is terminated in accordance with its terms. For more detailed information, see the section entitled “The Merger — Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 131.

In addition, concurrently with signing the merger agreement, the RCA Advisor, as RCA’s former property manager and leasing agent, assigned RCA’s existing property management agreement and existing leasing agreement to the AFIN Property Manager, subject to the merger being completed, and AFIN and the AFIN Property Manager amended and restated each agreement, pursuant to which the AFIN Property Manager will, following the closing of the merger, manage (1) the properties owned by RCA prior to the merger and (2) any anchored, stabilized core retail properties, such as power centers and lifestyle centers, acquired by AFIN after the effective time of the merger, collectively referred to as the RCA Properties. The amended and restated property management agreement, which we refer to as the RCA Property Management Agreement, and the amended and restated leasing agreement, which we refer to as the RCA Leasing Agreement, and the assignment of each existing agreement will become effective subject to and only at the effective time of the merger and will be of no force or effect in the event the merger agreement is terminated prior to the merger being consummated. The initial term of each agreement is until October 1, 2018, and is automatically renewed unless terminated by either AFIN or the AFIN Property Manager upon 60 days’ notice. The AFIN Advisor is in discussions with Lincoln to utilize Lincoln as the service provider to provide acquisition, property management and leasing services for retail properties not subject to net lease. However, the AFIN Advisor and Lincoln have not yet entered into agreements and there can be no assurance that agreements will be entered into. If agreements are not entered into, Lincoln will not source retail properties for AFIN or provide property management and leasing services for newly-acquired retail properties. The property management and leasing agreements between subsidiaries of RCA and Lincoln with respect to properties currently owned by RCA will continue in effect, until terminated in accordance with their terms.

In connection with the merger agreement, the RCA Property Management Agreement and the RCA Leasing Agreement, AFIN entered into an amended and restated AFIN Property Management Agreement with the AFIN Property Manager in respect of (1) the properties owned by AFIN prior to the merger, and (2) any double- and triple-net leased single tenant properties acquired by AFIN after the effective time of the merger and during the term of the AFIN Property Management Agreement, collectively referred to as the AFIN Properties. The amendments to the AFIN Property Management Agreement will become effective at the effective time of the merger and will be of no force or effect in the event the merger agreement is terminated prior to the merger being consummated.

Under the RCA Property Management Agreement, as assigned to the AFIN Property Manager, AFIN will pay the AFIN Property Manager a management fee equal to 4% of the gross rental receipts generated by the RCA Properties, including common area maintenance reimbursements, tax and insurance reimbursements, percentage rental payments, utility reimbursements, late fees, vending machine collections, service charges, rental interruption insurance, and a fifteen percent (15%) administrative charge for common area expenses if these expenses are collected from tenants under their leases.

In addition, AFIN will pay the AFIN Property Manager a one-time transition fee of up to $2,500 for each RCA Property managed by the AFIN Property Manager, a construction fee equal to 6% of construction costs incurred in constructing or renovating an RCA Property, if any. AFIN will also reimburse the AFIN Property Manager for all expenses incurred by the AFIN Property Manager and specifically related to the operation of an RCA Property, including the compensation and benefits of property management, accounting, lease administration, executive and supervisory personnel employed by the AFIN Property Manager.

The AFIN Property Management Agreement does not provide for any fees for services provided by the AFIN Property Manager to AFIN under the agreement. The AFIN Property Management Agreement has an initial term ending October 1, 2018, with automatic renewal for successive one-year terms unless terminated 60 days prior to the end of a term or terminated for cause due to material breach of the agreement, fraud, criminal conduct or willful misconduct, insolvency or bankruptcy of the AFIN Property Manager.

MANAGEMENT OF AFIN

Executive Officers and Directors of AFIN After Completion of the Merger

Included below is certain information as of the date of this joint proxy statement/prospectus concerning each of the directors and executive officers that is expected to serve the combined company. After completing the merger, it is anticipated that all executive officers and directors of AFIN will continue in their current positions. Pursuant to the merger agreement, immediately following the effective time of the merger, AFIN has agreed to increase the size of the AFIN Board from four to six and elect two independent directors designated by RCA, Leslie D. Michelson and Edward G. Rendell, both currently directors of RCA, to serve as directors of AFIN and to hold office until their respective successors are duly elected and qualify. AFIN also expects Kase Abusharkh, RCA’s current chief investment officer, to serve as chief investment officer of the multi-tenant portfolio of the combined company. AFIN and RCA have considered the independence of each director in accordance with the elements of independence set forth in the listing standards of the NYSE, even though AFIN’s shares are not currently listed for trading on any national securities exchange. The AFIN Board has determined that Mr. Michelson and Gov. Rendell and all of AFIN’s current directors, except for Mr. Weil, satisfy the elements of independence set forth in listing standards of the NYSE (which AFIN, although not listed on a national securities exchange, has adopted for purposes of determining director independence). There are no familial relationships between any of the directors and executive officers of the combined company.

Name	Age	Position
Edward M. Weil, Jr.	49	Chief Executive Officer, President and Chairman of the Board of Directors
Nicholas Radesca	51	Chief Financial Officer, Treasurer and Secretary
Kase Abusharkh	34	Chief Investment Officer
David Gong	67	Lead Independent Director, Audit Committee Chair and Compensation Committee Chair
Stanley R. Perla	73	Independent Director
Lisa D. Kabnick	61	Independent Director and Nominating and Corporate Governance Committee Chair
Leslie D. Michelson	65	Independent Director
Edward G. Rendell	72	Independent Director

Edward M. Weil, Jr.

Edward M. Weil, Jr. has served as chairman of the AFIN Board and as chief executive officer and president of AFIN, the AFIN Advisor and the AFIN Property Manager since November 2015. Mr. Weil also previously served as an executive officer of AFIN, the AFIN Advisor and the AFIN Property Manager from their formation in January 2013 until November 2014, and served as a director of AFIN from January 2013 to September 2014. Mr. Weil has served as chief executive officer, president and chairman of the RCA Board and the RCA Advisor since December 2015, and previously served as an executive officer of RCA and the RCA Advisor from their formation in July 2010 and May 2010, respectively, until November 2014. Mr. Weil has served as a director of Healthcare Trust, Inc., which we refer to as HTI, since October 2016. Mr. Weil has served as executive chairman of the board of directors of American Realty Capital Global Trust II, Inc., which we refer to as Global II, since November 2015, and previously served as an executive officer of Global II, the Global II advisor and the Global II property manager from their respective formations in April 2014 until October 2014. Mr. Weil has served as executive chairman of American Realty Capital New York City REIT, Inc., which we refer to as NYCR, and American Realty Capital Healthcare Trust III, Inc. since November 2015. Mr. Weil served as a director of Business Development Corporation of America, which we refer to as BDCA, from December 2015 until November 2016.

Mr. Weil served as an executive officer of American Realty Capital Trust, Inc., which we refer to as ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil served as an executive officer of New York REIT, Inc., which we refer to as NYRT, the NYRT property manager and the NYRT advisor from their formation in October 2009 until November 2014. Mr. Weil served as an executive officer of American Realty Capital Healthcare Trust, Inc., which we refer to as HT, the HT advisor and the HT property manager from their formation in August 2010 until January 2015 when HT closed its merger with Ventas, Inc. Mr. Weil served as a director of American Realty Capital Trust III, Inc., which we refer to as ARCT III, beginning in February 2012 and as an executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with VEREIT, Inc., formerly known as American Realty Capital Properties, Inc., which we refer to as VEREIT, in February 2013. Mr. Weil served as an executive officer of American Realty Capital Daily Net Asset Value Trust, Inc., which we refer to as DNAV, the DNAV advisor and the DNAV property manager since their formation in September 2010 until November 2014, as a director of DNAV from September 2010 until August 2014, and again as an executive officer of DNAV from November 2015 until its dissolution and liquidation in April 2016. Mr. Weil served as a director of VEREIT from March 2012 until June 2014. Mr. Weil also served as an executive officer of VEREIT from its formation in December 2010 until February 2013. Mr. Weil served as an executive officer of Global Net Lease, Inc., which we refer to as GNL, the GNL advisor and the GNL property manager from their formation in July 2011, July 2011 and January 2012, respectively, until October 2014 and served as a director of GNL from May 2012 to September 2014. Mr. Weil served as the president, chief operating officer, treasurer and secretary of American Realty Capital Trust IV, Inc., which we refer to as ARCT IV, the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with VEREIT in January 2014. Mr. Weil served as a director of ARCT IV from January 2014 until the close of its merger with VEREIT in January 2014. Mr. Weil served as the president, treasurer and secretary of HTI, the HTI advisor and the HTI property manager since their formation in October 2012 until November 2014, and served as their chief operating officer from October 2012 through March 2014. Mr. Weil served as the president, treasurer and secretary of Realty Finance Trust, Inc., which we refer to as RFT, and its advisor from November 2012 until January 2013. Mr. Weil served as president, chief operating officer, treasurer and secretary of the Phillips Edison Grocery Center REIT II, Inc. advisor from July 2013 until October 2014. Mr. Weil has served as a member of the board of directors of the sub-property manager of American Realty Capital Hospitality Trust, Inc., which we refer to as HOST, from August 2013 until November 2014. Mr. Weil served as chief executive officer and president of the general partner of American Energy Capital Partners — Energy Recovery Program, LP from its formation in October 2013 until November 2014. Mr. Weil previously served as chairman of Realty Capital Securities, LLC, the former dealer manager of both AFIN and RCA, which we refer to as RCS, from September 2013 until November 2015, and was the interim chief executive officer of RCS from May 2014 until September 2014 and the chief executive officer of RCS from December 2010 until September 2013. Mr. Weil served as a director of RCS Capital Corporation, which we refer to as RCAP, the parent company of RCS, from February 2013 until December 2015 and served as an executive officer of RCAP from February 2013 until November 2015, including chief executive officer from September 2014 until November 2015. RCAP filed for Chapter 11 bankruptcy in January 2016. Mr. Weil previously served as an executive officer of American Realty Capital — Retail Centers of America II, Inc., which we refer to as RCA II, and the RCA II advisor from April 2014 until November 2014. Mr. Weil served on the board of trustees of United Development Funding Income Fund V, which we refer to as UDF V, until October 2014.

Mr. Weil was formerly the senior vice president of sales and leasing for American Financial Realty Trust, which we refer to as AFRT, from April 2004 to October 2006, where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses.

AFIN believes that Mr. Weil’s experience as a director or executive officer of the companies described above and his significant experience in real estate make him well qualified to serve as a member of the board of directors of the combined company.

Nicholas Radesca

Nicholas Radesca has served as chief financial officer, treasurer and secretary of AFIN, the AFIN Advisor and the AFIN Property Manager since November 2015. He also previously served as an executive officer of AFIN, the AFIN Advisor and the AFIN Property Manager from December 2014 to May 2015. Mr. Radesca served as chief financial officer, treasurer and secretary of RFT and the RFT advisor from November 2015 to September 2016, and previously served as an executive officer of AFIN and the AFIN Advisor from January 2013 until November 2014. Mr. Radesca has served as interim chief financial officer, treasurer and secretary of NYRT, the NYRT advisor and the NYRT property manager since June 2015 and previously served in such capacities from February 2014 until March 2014. Mr. Radesca has served as the interim chief financial officer and treasurer of NYCR, the NYCR advisor and the NYCR property manager since June 2015. Mr. Radesca has served as chief financial officer, treasurer and secretary of DNAV, the DNAV advisor and the DNAV property manager from January 2014, November 2014 and December 2014, respectively, in each case until the dissolution and liquidation of those entities in April 2016. Mr. Radesca has served as the chief financial officer, treasurer and secretary of AR Capital Acquisition Corp., which we refer to as AUMA, since August 2014. Mr. Radesca previously served as an executive officer of BDCA from February 2013 until December 2015. Mr. Radesca served as the interim chief financial officer and treasurer of American Realty Capital New York City REIT II, Inc., which we refer to as NYCR II, the NYCR II advisor and the NYCR II property manager from June 2015 until the dissolution and liquidation of those entities in January 2016. Mr. Radesca also previously served as interim chief financial officer, treasurer and secretary of HOST, the HOST advisor and the HOST property manager from May 2014 until December 2014. Mr. Radesca served as interim chief financial officer of RCA and the RCA Advisor from May 2014 until December 2014. Mr. Radesca also served as interim chief financial officer of RCA II and the RCA II advisor from June 2015 until the liquidation and dissolution of those entities in January 2016. Mr. Radesca served as an executive officer of the advisor to UDF V from September 2013 to April 2016.

Prior to joining the predecessor to AR Global in December 2012, Mr. Radesca was employed by Solar Capital Management, LLC, from March 2008 to May 2012, where he served as the chief financial officer and corporate secretary for Solar Capital Ltd. and its predecessor company, and Solar Senior Capital Ltd., both of which are publicly traded business development companies. From 2006 to February 2008, Mr. Radesca served as the chief accounting officer at iStar Financial Inc., which we refer to as iStar, a publicly traded commercial REIT, where his responsibilities included overseeing accounting, tax and SEC reporting. Prior to iStar, Mr. Radesca served in various senior accounting and financial reporting roles at Fannie Mae, Del Monte Foods Company, Providian Financial Corporation and Bank of America. Mr. Radesca has more than 20 years of experience in financial reporting and accounting and is a licensed certified public accountant in New York and Virginia. Mr. Radesca holds a B.S. in accounting from the New York Institute of Technology and an M.B.A. from the California State University, East Bay.

Kase Abusharkh

Kase Abusharkh will join AFIN as its chief investment officer of the multi-tenant portfolio following the closing of the merger. Mr. Abusharkh has served as chief investment officer of RCA since December 2014 and as chief investment officer of the RCA Advisor since August 2014. Mr. Abusharkh served as chief investment officer of RCA II, from November 2014 and as chief investment officer of the RCA II advisor from August 2014, in each case until its dissolution in October 2015. Mr. Abusharkh has also served as president of Sperry Van Ness |FwThe Kase Group, known as The Kase Group, a real estate firm that Mr. Abusharkh helped form in June of 2006. Mr. Abusharkh has 13 years of experience in commercial real estate finance, acquisition, disposition and development, with a specialized focus on retail properties. Mr. Abusharkh has facilitated over $2 billion in commercial real estate transactions in his career and was the number one net leased broker within the Sperry Van Ness organization every year from 2006 to 2013. Mr. Abusharkh is also a developer and principal in a number of developments and repositions in Walnut Creek, California, San Francisco, California, Sonoma County, California, Monterey County, California, Alameda County, California, and Charlotte, North Carolina. Mr. Abusharkh received his Bachelor’s Degree in economics and business administration from St. Mary’s College of California.

David Gong

David Gong has served as the lead independent director of AFIN since January 2013. He served as lead independent director of RCA from February 2011 until November 2015. Mr. Gong has served as an independent director of AXAR (an entity sponsored by AR Capital until October 2016, when AXAR’s shareholders approved, among other things, the transactions whereby Axar Capital Management became AXAR’s new sponsor) since October 2014. He has also served as an independent director of AUMA since October 2014. Mr. Gong served as an independent director of ARCT III from January 2011 until the close of its merger with VEREIT in February 2013, as an independent director of HTI from March 2013 until February 2015 and as an independent director of VEREIT from July 2011 until October 2012. Mr. Gong served as independent director of NYCR II from February 2015 until the dissolution and liquidation of NYCR II in January 2016. Mr. Gong has over 25 years of experience in global asset management. Mr. Gong has served as a director of Helios Capital LLC’s Helios Strategic Fund since its inception in January 2005. From August 2004 to February 2005, Mr. Gong served as a consultant to AFRT. During such time, he sourced and structured, from a tax and legal perspective, potential bank branch acquisitions in Asia. From August 2002 to July 2004, Mr. Gong served as the managing director of Ankar Capital Management, a New York based investment advisory firm. While at Ankar, Mr. Gong managed the firm’s private equity group in the Singapore office. From February 1990 to January 2001, Mr. Gong served as a senior partner and international portfolio manager at Ardsley Partners, also a New York based investment advisory firm, where he managed several emerging market hedge funds, including the Ardsley Pacific Fund. From September 1981 to January 1990, Mr. Gong served as an equity portfolio manager at T. Rowe Price where he also assisted in the establishment of the firm’s Hong Kong office. He previously served as a director of Alliance Capital Management, LLC’s Turkish Growth Fund from October 1993 to December 2000 and India Liberalization Fund from December 1993 to December 2003. Mr. Gong received a B.A. from the University of California, Berkeley, a J.D. from the University of California, Davis where he earned Order of the Coif honors and an M.B.A. from Stanford University’s Graduate School of Business.

AFIN believes that Mr. Gong’s current and prior experience as an independent director of the companies described above, his extensive experience in global asset management, his experience in sourcing and structuring potential bank branch acquisitions in Asia for AFRT, and his educational background, make him well qualified to serve as a member of the board of directors of the combined company.

Stanley R. Perla

Stanley R. Perla has served as an independent director of AFIN since April 2013. Mr. Perla has also served as an independent director of HOST since January 2014 and, in December 2014, he was appointed as lead independent director. Mr. Perla also served as a trustee of American Real Estate Income Fund from May 2012 until its liquidation in June 2016. Mr. Perla previously served as an independent director of Global II from August 2014 until January 2016. Mr. Perla served as an independent director of DNAV from March 2012 until April 2013. Mr. Perla, a licensed certified public accountant, was with the firm of Ernst & Young LLP for 35 years, from September 1967 to June 2003, the last 25 of which he was a partner. From July 2003 to May 2008, he was the director of Internal Audit for Vornado Realty Trust and from June 2008 to May 2011, he was the managing partner of Cornerstone Accounting Group, a public accounting firm specializing in the real estate industry and a consultant to them from June 2011 to March 2012. Since May 2012, Mr. Perla has provided consulting services to Friedman LLP, a public accounting firm. His area of expertise for the past 40 years has been real estate and he was also responsible for the auditing of public and private companies. Mr. Perla served as Ernst & Young’s national director of real estate accounting, as well as on Ernst & Young’s national accounting and auditing committee. He is an active member of the National Association of Real Estate Investment Trusts and the National Association of Real Estate Companies. In addition, Mr. Perla has been a frequent speaker on real estate accounting issues at numerous real estate conferences. Mr. Perla has served as a member of the board of directors and the chair of the audit committee of Madison Harbor Balanced Strategies, Inc. since January 2004 and GTJ REIT, Inc. since January 2013. Mr. Perla previously served as a director and chair of the audit committee for American Mortgage Acceptance Company from January 2004 to April 2010 and Lexington Realty Trust from August 2003 to November 2006. Mr. Perla earned an M.B.A. in Taxation and a B.B.A. in Accounting from Baruch College.

AFIN believes that Mr. Perla’s extensive experience as partner at Ernst & Young LLP, as the director of Internal Audit at Vornado Realty Trust, as a managing partner of Cornerstone Accounting Group, his experience as a director of the companies described above and his over 40 years of experience in real estate, make him well qualified to serve as a member of the board of directors of the combined company.

Lisa D. Kabnick

Lisa D. Kabnick has served as an independent director of AFIN since August 2015. Ms. Kabnick has served as a Senior Advisor at Reed Smith LLP, which we refer to as Reed Smith, since January 2015 and previously served as a partner at Reed Smith from January 2003 until December 2014. Previously, Ms. Kabnick served as Chair of the Global Financial Transactions group of Reed Smith from January 2013 until December 2014. Ms. Kabnick was also the Leader of Reed Smith’s Finance Group from December 2008 through June 2015 as well as the Vice-Chair of Reed Smith’s Global Financial Industry Group from December 2008 through December 2012. Prior to joining Reed Smith, Ms. Kabnick was a practicing attorney with Pepper Hamilton, LLP, where she was a partner since 1988 and Chair of the Financial Services Practice Group since 1997. Since April 2015, Ms. Kabnick has been a member of the Board of Directors of Philadelphia Media Network, PBC, the publisher of the Philadelphia Inquirer and Daily News and operator of philly.com, where she chairs the Audit/Finance Committee. From August 2013 until October 2015, Ms. Kabnick served as a member of the board of directors of Vertisense, Inc. (formerly known as Alcohoot, Inc.), a start-up breathalyzer company. From 2006 through 2013, Ms. Kabnick was a member of the board of directors of the Kimmel Center, the performing arts center in Philadelphia, Pennsylvania. Since 2001, Ms. Kabnick has been a member of the board of directors of the Ongava Game Reserve, a 125 square mile game reserve in Namibia. From 2009 through 2011, Ms. Kabnick was a trustee and co-chair of the Corporate Partners Board of the Philadelphia Museum of Art. Ms. Kabnick has also served on a number of community and non-profit boards, including as a Northeast Trustee for the Boys and Girls Clubs of America, United Way of Greater Philadelphia and Southern New Jersey Council, Pennsylvania Ballet, and on the Trustee’s Council of Penn Women for the University of Pennsylvania. Ms. Kabnick has been the recipient of numerous awards and honors relating to her professional career, including being recognized in Chambers USA, Best Lawyers in America, and Pennsylvania Super Lawyers, and has been honored by Real Philly magazine in 2005 as Trailblazer Honoree and Woman of Distinction.

AFIN believes Ms. Kabnick’s 35 years of experience as an advisor to corporate boards, as an international commercial lawyer, private investor, and member of profit- and non-profit boards of directors makes her well qualified to serve on the board of directors of the combined company.

Leslie D. Michelson

Leslie D. Michelson will join AFIN’s Board as an independent director following the closing of the merger. Mr. Michelson has served as an independent director of RCA since November 2015, and previously served as an independent director of RCA from March 2012 until October 2012. In addition, Mr. Michelson has served as an independent director of HTI since December 2015, including as non-executive chair since October 2016, as an independent director of BDCA (an entity which was advised by AR Global until November 2016, when BDCA’s external advisor was acquried by Benefit Street, L.L.C.) since January 2011, as an independent director of Business Development Corporation of America II, which we refer to as BDCA II, since August 2014 and an independent trustee of Realty Capital Income Funds Trust, a family of mutual funds advised by an affiliate of RCA’s sponsor, since April 2013. Mr. Michelson previously served as an independent director of HT from January 2011 until July 2012 and as lead independent director of HT from July 2012 until January 2015 when HT closed its merger with Ventas, Inc. Mr. Michelson served as an independent director of ARCT from January 2008, including as lead independent director from July 2012, until the close of its merger with Realty Income Corporation in January 2013. Mr. Michelson also served as an independent director of VEREIT from October 2012 until April 2015. Mr. Michelson also served as an independent director of BDCA Venture, Inc. from June 2014 until June 2015. Mr. Michelson served as lead independent director of RFT from January 2013 until November 2014. Mr. Michelson served as an independent director of DNAV from August 2011 until February 2012 and as a director of NYRT from October 2009 until August 2011.

Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a retainer-based primary care medical practice management company since April 2007. Mr. Michelson served as vice chairman and chief executive officer of the Prostate Cancer Foundation, the world’s largest private source of prostate cancer research funding, from April 2002 until December 2006 and served on its board of directors from January 2002 until April 2013. Mr. Michelson served on the board of directors of Catellus Development Corp., which we refer to as Catellus, from 1997 until 2004 when the company was sold to ProLogis. Mr. Michelson was a member of the audit committee of the board of directors, of Catellus for 5 years and served at various times as the chairman of the audit committee and the compensation committee. From April 2001 to April 2002, he was an investor in, and served as an advisor or director of, a portfolio of entrepreneurial healthcare, technology and real estate companies. From March 2000 to August 2001, he served as chief executive officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as an adviser of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as chairman and co-chief executive officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, he served as chairman and chief executive officer of Value Health Sciences, Inc., an applied health services research firm he co-founded. Mr. Michelson has been a director of Nastech Pharmaceutical Company Inc., a NASDAQ-traded biotechnology company focused on innovative drug delivery technology, from 2004 to 2008, of Highlands Acquisition Company, an AMEX-traded special purpose acquisition company, from 2007 to 2009, and of G&L Realty Corp., a NYSE-traded medical office building REIT from 1995 to 2001, and of Landmark Imaging, a privately held diagnostic imaging and treatment company from 2007 to 2010. Also since June 2004 and through the present, he has been and is a director and vice chairman of ALS-TDI, a philanthropy dedicated to curing Amyotrophic Lateral Sclerosis, commonly known as Lou Gehrig’s disease. Mr. Michelson has served as a member of the Board of Advisors for the UCLA Fielding School of Public Health since October 2013 and as a director of Druggability Technologies Holdings Ltd. since April 2013. In addition, he has served as founder and chief executive officer of Michelson on Medicine, LLC since January 2012. Mr. Michelson received his B.A. from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

AFIN believes that Mr. Michelson’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of the board of directors of the combined company.

Governor Edward G. Rendell

Governor Edward G. Rendell will join AFIN’s Board as an independent director following the closing of the merger. Gov. Rendell has served as an independent director of RCA since October 2012 and also previously served as an independent director of RCA from February 2011 until March 2012. Gov. Rendell has also served as an independent director of GNL since March 2012 and of HTI since December 2015, of BDCA (an entity which was advised by AR Global until November 2016, when BDCA’s external advisor was acquried by Benefit Street, L.L.C.) since January 2011 and of BDCA II since August 2014. Gov. Rendell served as an independent director of ARCT III from March 2012 until the close of ARCT III’s merger with VEREIT in February 2013. Gov. Rendell served as an independent director of VEREIT from February 2013 until April 2015. Gov. Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, Gov. Rendell served as the chief executive of the nation’s 6th most populous state and oversaw a budget of $28.3 billion. Gov. Rendell also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, Gov. Rendell eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. Gov. Rendell was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Gov. Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986, Gov. Rendell was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, Gov. Rendell was a candidate for the mayor of Philadelphia. From 1988 through 1991, Gov. Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Gov. Rendell was an attorney at the law firm of Ballard Sphar. Gov. Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Gov. Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

AFIN believes that Gov. Rendell’s experience as a director or executive officer of the companies described above and his over thirty years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of the board of directors of the combined company.

Compensation of Executive Officers and Directors of AFIN and the Combined Company

Compensation of Executive Officers

AFIN and RCA currently have no employees, and the combined company will not have employees. The AFIN Advisor will perform day-to-day management functions for the combined company. AFIN’s current executive officers, Edward M. Weil, Jr. and Nicholas Radesca, are employees of affiliates of the AFIN Advisor and do not receive any compensation directly from AFIN for the performance of their duties as executive officers of AFIN. AFIN neither compensates its executive officers, nor does it reimburse either the AFIN Advisor or the AFIN Property Manager for any compensation paid to individuals who also serve as AFIN’s executive officers, or the executive officers of the AFIN Advisor, the AFIN Property Manager or any of their respective affiliates. As a result, AFIN does not have, and the AFIN Board has not considered, a compensation policy or program for AFIN’s executive officers and has not included in this joint proxy statement/prospectus a “Compensation Discussion and Analysis,” a report with respect to executive compensation. See “— Certain Relationships and Related Transactions” beginning on page 190 for a discussion of fees and expense reimbursements payable to the AFIN Advisor and its affiliates and the AFIN Property Manager.

Compensation of Directors

AFIN pays each of its independent directors the fees described in the table below. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the AFIN Board.

If a director also is employee and AFIN (if AFIN ever has employees) or an employee of the AFIN Advisor or any of its affiliates or is otherwise not independent, AFIN does not pay compensation for services rendered as a director.

Name	Fees Earned or Paid in Cash ($)	Restricted Shares
Independent Directors	A yearly retainer of $30,000 for each independent director and an additional yearly retainer of $55,000 for the lead independent director; $2,000 for each meeting of the AFIN Board or any committee personally attended by the directors ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee) and $1,500 for each meeting attended via telephone; $750 per transaction reviewed and voted upon electronically up to a maximum of $2,250 for three or more transactions reviewed and voted upon per electronic vote. If there is an AFIN Board meeting and one or more committee meetings in one day, the director’s fees may not exceed $2,500 ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). AFIN may issue shares of AFIN common stock in lieu of cash to pay fees earned by AFIN’s directors, at each director’s election. There are no restrictions on the shares issued because these payments in lieu of cash relate to fees earned for services performed.	On April 29, 2015, the AFIN Board adopted an Amended and Restated Restricted Share Plan (the “A&R RSP”). Awards pursuant to the A&R RSP will be in the amounts, and on the terms, specified in the applicable award agreement.
AFIN also pays a fee to each independent director for each external seminar, conference, panel, forum or other industry-related event attended in person and in which the independent director actively participates, solely in his or her capacity as an independent director of AFIN, in the following amounts:
$2,500 for each day of an external seminar, conference, panel, forum or other industry-related event that does not exceed four hours, or
$5,000 for each day of an external seminar, conference, panel, forum or other industry-related event that exceeds four hours.

Name	Fees Earned or Paid in Cash ($)	Restricted Shares
In either of the above cases, AFIN will reimburse, to the extent not otherwise reimbursed, an independent director’s reasonable expenses associated with attendance at such external seminar, conference, panel, forum or other industry-related event. An independent director cannot be paid or reimbursed for attendance at a single external seminar, conference, panel, forum or other industry-related event by AFIN and another company for which he or she is a director.

The following table sets forth information regarding compensation of AFIN’s independent directors during the year ended December 31, 2015:

Name	Fees Paid in Cash ($)		Stock Awards ($)(1)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total Compensation ($)
David Gong	134,000	(3)	30,000	(6)	—	—	—	449	164,449
Stanley R. Perla	79,500	(4)	30,000	(7)	—	—	—	449	109,949
Lisa D. Kabnick	14,333	(5)	30,000	(8)	—	—	—	331	44,664

(1)	Value of restricted stock awards granted during the year ended December 31, 2015 calculated based on the then-current AFIN estimated per share NAV approved by the AFIN Board. Awards vest over a five-year period.
(2)	The amount reported as “All Other Compensation” represents the value of distributions received on restricted shares granted during the year ended December 31, 2015.
(3)	Mr. Gong earned fees in the amount of $146,750 for services as a director, including fees earned for being the lead independent director, during the year ended December 31, 2015. The payment of $134,000 represents $113,417 and $20,583 for services rendered during the years ended December 31, 2015 and 2014, respectively.
(4)	Mr. Perla earned fees in the amount of $77,250 for services as a director during the year ended December 31, 2015. The payment of $79,500 represents $63,500 and $16,000 for services rendered during the years ended December 31, 2015 and 2014, respectively.
(5)	Ms. Kabnick was appointed to the AFIN Board on August 3, 2015. Ms. Kabnick earned fees in the amount of $42,250 for services as a director during the year ended December 31, 2015. The payment of $14,333 is for services rendered during the year ended December 31, 2015.
(6)	Represents 1,241 restricted shares granted on July 13, 2015.
(7)	Represents 1,241 restricted shares granted on July 13, 2015.
(8)	Represents 1,241 restricted shares granted on August 3, 2015, the date Ms. Kabnick was appointed to the AFIN Board.

Changes to Independent Director Compensation in Connection with Listing

On April 29, 2015, the AFIN Board, based on the recommendation of an independent compensation consultant, approved certain changes in compensation for AFIN’s independent directors, effective after AFIN lists its shares of common stock on the NYSE. After AFIN lists its shares of common stock, AFIN’s independent directors will receive an annual fee for his or her services of $100,000, $50,000 of which will be payable in the form of cash and $50,000 of which is payable in the form of restricted shares of AFIN common stock (one third of which vests in each of the succeeding three years). The lead independent director will receive an additional annual fee of $105,000, payable in cash. The lead independent director may elect to receive restricted shares of AFIN common stock (one third of which vests in each of the succeeding three years) in lieu of all or a portion of the $105,000 additional annual fee. Each independent director will receive $30,000 in cash in the aggregate as an annual fee for his or her service on the audit committee, compensation committee and nominating and corporate governance committee. Each independent director will be able to elect to receive restricted shares of AFIN common stock (one third of which vests in each of the succeeding three years) in lieu of all or a portion of the $30,000 annual fee for service on the audit committee, compensation committee and nominating and corporate governance committee.

Restricted Share Plan

The AFIN Board, without prior approval of AFIN stockholders, adopted an employee and director incentive restricted share plan (the “Original RSP”), which provided for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the AFIN or the AFIN stockholders, on the date of initial election to the AFIN Board and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors pursuant to the Original RSP vests over a five-year period following the date of grant in increments of 20.0% per annum. The Original RSP provided AFIN with the ability to grant awards of restricted shares to directors, officers and employees (if AFIN ever has employees), employees of the AFIN Advisor and its affiliates, employees of entities that provide services to AFIN, directors of the AFIN Advisor or of entities that provide services to AFIN, certain consultants to AFIN and the AFIN Advisor and its affiliates or to entities that provide services to AFIN. The total number of shares of common stock granted under the Original RSP could not exceed 5.0% of AFIN’s outstanding shares of common stock on a fully diluted basis at any time and in any event could not exceed 3.4 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of AFIN common stock under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with AFIN. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the AFIN Board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of AFIN common stock are subject to the same restrictions as the underlying restricted shares.

On April 29, 2015, the AFIN Board adopted the A&R RSP that replaces in its entirety the Original RSP. The A&R RSP amends the terms of the Original RSP as follows:

•	it increases the number of shares of AFIN common stock available for awards thereunder from 5.0% of outstanding shares of AFIN common stock on a fully diluted basis at any time, not to exceed 3.4 million shares of AFIN common stock, to 10.0% of AFIN’s outstanding shares of common stock on a fully diluted basis at any time;
•	it removes the fixed amount of shares that were automatically granted to AFIN’s independent directors; and
•	it adds restricted stock units (including dividend equivalent rights thereon) as a permitted form of award.

Certain Relationships and Related Transactions

Mr. Weil, AFIN’s and RCA’s chief executive officer, president and chairman of the AFIN Board and the RCA Board, also is the chief executive officer and president of the AFIN Advisor and the AFIN Property Manager. Nicholas Radesca, AFIN’s chief financial officer, treasurer and secretary, is also the chief financial officer, treasurer and secretary of the AFIN Advisor and the AFIN Property Manager.

The AFIN Advisor and the AFIN Property Manager are owned and controlled directly or indirectly by AR Global. Nicholas S. Schorsch, AFIN’s former chairman of the board of directors and former chief executive officer, and William M. Kahane, AFIN’s former chairman of the board of directors and former chief executive officer and president, have shared control of AR Global. Mr. Weil, AFIN’s current chief executive officer, president and chairman, is also the chief executive officer of the AFIN Sponsor.

RCS, RCS Advisory Services, LLC, or RCS Advisory, and American National Stock Transfer, LLC, or ANST, are subsidiaries of RCAP. Until transactions entered into in connection with filing for Chapter 11 bankruptcy in January 2016, Mr. Schorsch and Mr. Kahane also had shared control of RCAP. Mr. Weil served as chief executive officer of RCAP until November 2015 and a director of RCAP until December 2015. Prior to or in connection with this bankruptcy, all arrangements between either AFIN or the AFIN Sponsor and its affiliates, on the one hand, and subsidiaries of RCAP, on the other hand, were terminated.

Merger-Related Agreements

See “The Merger Agreement” and “Related Agreements” beginning on pages 160 and 179 for a description of the agreements related to the proposed merger.

Advisor

On April 29, 2015, the independent directors of the AFIN Board unanimously approved certain amendments to the Amended and Restated Advisory Agreement, as amended (the “Original A&R Advisory Agreement”), by and among AFIN, the AFIN OP, and the AFIN Advisor (the “Second A&R Advisory Agreement,” and together with the Original A&R Advisory Agreement, the “Advisory Agreements”). The Second A&R Advisory Agreement, which superseded the Original A&R Advisory Agreement, took effect on July 20, 2015, the date on which AFIN filed certain changes to its charter, which were approved by AFIN’s stockholders on June 23, 2015. The initial term of the Second A&R Advisory Agreement is 20 years beginning on April 29, 2015, and is automatically renewable for another 20-year term upon each 20-year anniversary unless terminated by the AFIN Board for cause.

Prior to January 16, 2016, the AFIN Advisor was paid an acquisition fee equal to 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for a loan or other investment. The AFIN Advisor also has been and may continue to be reimbursed for costs it incurs in providing investment-related services, or “insourced expenses.” These insourced expenses may not exceed 0.5% of the contract purchase price of each acquired property and 0.5% of the amount advanced for a loan or other investment. Additionally, AFIN has paid and may continue to pay third party acquisition expenses. The aggregate amount of acquisition fees and financing coordination fees (as described below) may not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment for all the assets acquired. As of December 31, 2015, aggregate acquisition fees and financing fees did not exceed the 1.5% threshold. Further, the total of all acquisition fees, acquisition expenses and any financing coordination fees payable may not exceed 4.5% of AFIN’s total portfolio contract purchase price or 4.5% of the amount advanced for AFIN’s total portfolio of loans or other investments. As of December 31, 2015, the total of all cumulative acquisition fees, acquisition expenses and financing coordination fees did not exceed the 4.5% threshold.

Additionally, prior to January 16, 2016, if the AFIN Advisor provided services in connection with the origination or refinancing of any debt that AFIN obtained and used to acquire properties or to make other permitted investments, or that was assumed, directly or indirectly, in connection with the acquisition of properties, AFIN paid the AFIN Advisor a financing coordination fee equal to 0.75% of the amount available or outstanding under such financing, subject to certain limitations.

The Second A&R Advisory Agreement terminated the acquisition fee and financing coordination fee (both as defined in the Second A&R Advisory Agreement) effective January 16, 2016.

Prior to April 15, 2015, in connection with asset management services provided by the AFIN Advisor, AFIN issued to the AFIN Advisor an asset management subordinated participation by causing the AFIN OP to issue (subject to periodic approval by the AFIN Board) to the AFIN Advisor performance-based restricted, forfeitable partnership units of the AFIN OP designated as “AFIN Class B Units.” The AFIN Class B Units are intended to be profit interests and will vest, and no longer be subject to forfeiture, at such time as: (a) the value of the AFIN OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon (the “economic hurdle”); (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (1) a listing; (2) a transaction to which AFIN or the AFIN OP, is a party, as a result of which AFIN OP Units or AFIN common stock are exchanged for, or converted into, the right, or the holders of such securities are otherwise entitled, to receive cash, securities or other property or any combination thereof; or (3) the termination of the advisory agreement without cause; and (c) the AFIN Advisor pursuant to the advisory agreement is providing services to AFIN immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the advisory agreement by an affirmative vote of a majority of AFIN’s independent directors after the economic hurdle described above has been met. Unvested AFIN Class B Units will be forfeited immediately if: (x) the advisory agreement is terminated for any reason other than a termination without cause; or (y) the advisory agreement is terminated without cause by an affirmative vote of a majority of the AFIN Board before the economic hurdle described above has been met.

The AFIN Class B Units were issued to the AFIN Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the AFIN OP. The number of AFIN Class B Units issued in any quarter was equal to the cost of AFIN’s assets multiplied by 0.1875%, divided by the value of one share of AFIN common stock as of the last day of such calendar quarter, which was initially equal to $22.50 (the initial offering price in AFIN’s initial public offering minus selling commissions and dealer manager fees) and, as of November 14, 2014, which we refer to as the “Initial NAV Pricing Date”, to AFIN estimated per share NAV approved by the AFIN Board. During the year ended December 31, 2015, the AFIN Board approved the issuance of 348,624 AFIN Class B Units to the AFIN Advisor, and as of December 31, 2015, 1,052,420 AFIN Class B Units had been issued. On April 15, 2015, the AFIN Board approved an amendment (the “Amendment”) to the Original A&R Advisory Agreement, which, among other things, provided that, in respect of periods subsequent to March 31, 2015 until the effectiveness of the Second A&R Advisory Agreement, asset management fees totaling 0.75% of the cost of assets per annum would be paid monthly in cash rather than AFIN Class B Units. The changes made pursuant to the Amendment were incorporated into the Agreement of Limited Partnership of the AFIN OP (the “AFIN OP Agreement”) through a Third Amendment to the AFIN OP Agreement, which was approved by the AFIN Board and entered into on April 29, 2015.

Effective July 20, 2015, the Second A&R Advisory Agreement, as amended, requires AFIN to pay the AFIN Advisor a base management fee. The fixed portion of the base management fee, which is equal to $1.5 million per month, is payable on the first business day of each month, while the variable portion of the base management fee, which is equal to 0.375% of the cumulative net proceeds of any equity raised subsequent to the potential Listing, is payable quarterly in arrears.

In addition, the Second A&R Advisory Agreement requires AFIN to pay the AFIN Advisor a variable management fee equal to (x) 15.0% of the applicable quarter’s Core Earnings (as defined below) per share in excess of $0.375 per share plus (y) 10.0% of the applicable quarter’s Core Earnings per share in excess of $0.50 per share, in each case as adjusted for changes in the number of shares of common stock outstanding. Core Earnings are defined as, for the applicable period, GAAP net income or loss excluding non-cash equity compensation expense, the variable management fee, acquisition and transaction related fees and expenses, financing related fees and expenses, depreciation and amortization, realized gains and losses on the sale of assets, any unrealized gains, losses or other non-cash items recorded in net loss for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income, one-time events pursuant to changes in GAAP and certain non-cash charges, impairment losses on real estate related investments and other than temporary impairment of securities, amortization of deferred financing costs, amortization of tenant inducements, amortization of straight-line rent, amortization of market lease intangibles, provision for loss loans, and other non-recurring revenue and expenses. AFIN did not incur a variable management fee during the year ended December 31, 2015.

During the year ended December 31, 2015, pursuant to the Advisory Agreements, AFIN paid the AFIN Advisor asset management fees (inclusive of base management fees) of $13.0 million. AFIN also reimburses the AFIN Advisor’s costs of providing administrative services, but may not reimburse the AFIN Advisor for personnel costs in connection with services for which the AFIN Advisor receives acquisition fees, acquisition expenses or real estate commissions. AFIN does not reimburse the AFIN Advisor for salaries, bonuses or benefits paid to AFIN’s executive officers. For the year ended December 31, 2015, AFIN reimbursed the AFIN Advisor $1.2 million for administrative services.

Concurrently with signing the merger agreement on September 6, 2016, RCA and the RCA OP entered into a side letter agreement with the RCA Advisor and AFIN, providing for, among other things, termination of the RCA Advisory Agreement, and AFIN entered into an amendment of the AFIN Advisory Agreement, each subject to, and effective as of, the date that the merger becomes effective. For more information regarding these merger-related changes to the AFIN Advisory Agreement, see “The Merger — Interests of the AFIN Advisor and the RCA Advisor in the Merger” beginning on page 131.

Former Arrangements

The predecessor to AR Global was a party to a services agreement with RCS Advisory, pursuant to which RCS Advisory and its affiliates provided AFIN and certain other AR Global-sponsored companies with services (including, without limitation, transaction management, compliance, due diligence, event coordination and marketing services, among others) on a time and expenses incurred basis or at a flat rate based on services performed. The predecessor to AR Global instructed RCS Advisory to stop providing such services in November 2015 and no services have since been provided.

AFIN was party to a transfer agency agreement with ANST pursuant to which ANST provided AFIN with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services), and supervisory services overseeing the transfer agency services performed by a third-party transfer agent. The AFIN Sponsor received written notice from ANST on February 10, 2016 that it would wind down operations by the end of the month and would withdraw as the transfer agent effective February 29, 2016. On February 26, 2016, AFIN entered into a definitive agreement with DST Systems, Inc., its previous provider of sub-transfer agency services, to provide AFIN directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Property Manager

The AFIN Property Manager, an entity that is indirectly wholly-owned by AR Global, is responsible for the management and leasing of AFIN’s properties pursuant to a property management agreement. AFIN has reimbursed the AFIN Advisor for lease commissions relating to the execution of new SunTrust leased during the nine months ended September 30, 2016, but no fees have ever been paid by AFIN under the property management agreement.

Investment Allocation Agreements

AFIN has entered into an investment opportunity allocation agreement, or the Allocation Agreement, with GNL and Global II. Pursuant to the Allocation Agreement, each opportunity to acquire one or more domestic retail or distribution properties will be presented first to AFIN, and each opportunity to acquire one or more domestic office or industrial properties will be presented first to GNL and Global II, and will be presented to AFIN only after GNL and Global II have determined not to acquire the property.

Indemnification Agreements

The merger agreement requires AFIN to indemnify each officer and director of RCA and its subsidiaries for a period of six years after the effective time of the merger, subject to certain limitations. This requirement described in detail in “The Merger Agreement — Covenants and Agreements — Indemnification of Directors and Officers; Insurance” beginning on page 166.

AFIN entered into an indemnification agreement with each of its directors and officers, and certain former directors and officers, providing for indemnification of such directors and officers consistent with the provisions of the AFIN charter. No amounts have been paid by AFIN to these individuals pursuant to the indemnification agreement through December 15, 2016.

Affiliated Transaction Best Practices Policy

All of the members of the existing AFIN Board have voted to approve AFIN’s affiliated transaction best practices policy, pursuant to which AFIN may not enter into any co-investments or any other business transaction with, or provide funding or make loans to, directly or indirectly, any investment program or other entity sponsored by the AR Global group of companies or otherwise controlled or sponsored, or in which ownership (other than certain minority interests) is held, directly or indirectly, by any of the individuals who share control of the AR Global group of companies, that is a non-traded REIT or private investment vehicle in which ownership interests are offered through securities broker-dealers in a public or private offering, except that AFIN may enter into a joint investment with a Delaware statutory trust, or a “DST,” or a group of unaffiliated tenant in common owners, or “TICs,” in connection with a private retail securities offering by a DST or to TICs, provided that such investments are in the form of pari passu equity investments, are fully and promptly disclosed to AFIN’s stockholders and will be fully documented among the parties with all the rights, duties and obligations assumed by the parties as are normally attendant to such an equity investment, and that AFIN retains a controlling interest in the underlying investment, the transaction is approved by the independent directors of the AFIN Board after due and documented deliberation, including deliberation of any conflicts of interest, and such co-investment is deemed fair, both financially and otherwise. In the case of such co-investment, the AFIN Advisor will be permitted to charge fees at no more than the rate corresponding to AFIN’s percentage co-investment and in line with the fees ordinarily attendant to such transaction. At any one time, AFIN’s investment in such co-investments will not exceed 10% of the value of its portfolio.

Certain Conflict Resolution Procedures

Every transaction that AFIN enters into with the AFIN Advisor or its affiliates is subject to an inherent conflict of interest. The AFIN Board may encounter conflicts of interest in enforcing AFIN’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between AFIN and the AFIN Advisor or any of its affiliates.

In August 2015, AFIN established a nominating and corporate governance committee. Prior to establishing the nominating and corporate governance committee, the independent directors reviewed the material transactions between the AFIN Sponsor, the AFIN Advisor and their respective affiliates, on the one hand, and AFIN, on the other hand. Either the independent directors or the nominating and corporate governance committee has determined that all of the transactions and relationships between AFIN and the AFIN Sponsor, the AFIN Advisor and their respective affiliates during the year ended December 31, 2015 were fair and were approved in accordance with the applicable policies of AFIN.

NO APPRAISAL RIGHTS

Holders of RCA common stock may not exercise the rights of objecting stockholders to receive the fair value of their shares in connection with the merger because, as permitted by the MGCL, RCA’s charter provides that stockholders are not entitled to exercise any appraisal rights unless the RCA Board, upon the affirmative vote of a majority of the board, determines otherwise. The merger agreement prohibits RCA from granting dissenters’ or appraisal rights. Thus, the RCA Board did not make this determination.

COMPARISON OF RIGHTS OF AFIN STOCKHOLDERS AND RCA STOCKHOLDERS

General

The rights of RCA stockholders are governed by RCA’s charter and bylaws and the MGCL, and the rights of AFIN stockholders are governed by AFIN’s charter and bylaws and the MGCL. As a result of the merger, RCA stockholders who receive shares of AFIN common stock as merger consideration will become stockholders of AFIN and, accordingly, their rights will be governed by AFIN’s charter and bylaws and the MGCL. The following is a summary of the material differences as of the date of this joint proxy statement/prospectus between the rights of RCA stockholders and the rights of AFIN stockholders. These differences arise from differences between the respective charters and bylaws of RCA and AFIN. Following the completion of the mergers, AFIN’s charter and bylaws will be the charter and bylaws of the combined company.

Certain Differences Between the Rights of AFIN Stockholders and RCA Stockholders

The following chart is only a summary of certain material terms and differences, where applicable, between the rights of AFIN stockholders and RCA stockholders and does not purport to be a complete description of all the terms or differences. Please consult the MGCL and the respective charters and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of AFIN and RCA for a more complete understanding of these differences.

AFIN	RCA
Authorized Stock:
Pre-Merger and Post-Merger:	Pre-Merger:
AFIN is authorized to issue:	RCA is authorized to issue:
300,000,000 shares of common stock, par value $0.01 per share, of which 65.8 million were issued and outstanding as of December 15, 2016.	300,000,000 shares of common stock, par value $0.01 per share, of which 99.3 million were issued and outstanding as of December 15, 2016.
50,000,000 shares of preferred stock, par value $0.01 per share, of which none were issued and outstanding as of December 15, 2016.	50,000,000 shares of preferred stock, par value $0.01 per share, of which none were issued and outstanding as of December 15, 2016.
Voting Rights:
Pre-Merger and Post-Merger:	Pre-Merger:
Special meetings of stockholders may be called by the board of directors, the chairman of the board, the chief executive officer and the president of AFIN and must be called by AFIN’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on such matter at such meeting.	Special meetings of stockholders may be called by a majority of the directors, a majority of the independent directors, the chairman of the board, the chief executive officer and the president of RCA and must be called by RCA’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than ten percent (10%) of all the votes entitled to be cast on such matter at such meeting.

AFIN	RCA
Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, except that (a) a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director and (b) charter amendments and certain extraordinary transactions require approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.	Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, other than (a) the election of directors, which requires the approval of holders of a majority of the shares of stock of RCA entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present, and (b) charter amendments and certain extraordinary transactions, which require approval of holders of a majority of the shares of stock entitled to vote on the matter.
Number and Term of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
The number of directors on the AFIN Board cannot be less than the minimum number required by Maryland law and not greater than 15. The number of directors may be changed from time to time solely by the affirmative vote of a majority of the entire board of directors. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.	The number of directors on the RCA Board cannot be less than three and not greater than ten. The number of directors may be changed from time to time solely by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.
Currently, there are four directors on the AFIN Board. After completing the merger, there will be six directors on the AFIN Board.	Currently, there are three directors on the RCA Board.
Removal of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
Any AFIN director, or the entire AFIN Board, may be removed from office at any time, but only for cause and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors, subject to the rights of holders of any preferred stock to elect or remove such directors. For the purpose of this paragraph, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to AFIN through bad faith or active and deliberate dishonesty.	Any RCA director or the entire RCA Board may be removed from office, with or without cause, by the affirmative vote of the holders of not less than a majority of the shares of RCA then outstanding and entitled to vote generally in the election of directors, subject to the rights of any preferred stock to elect or remove such directors.

AFIN	RCA
Inspection of Stockholder List
Pre-Merger and Post-Merger:	Pre-Merger:
Under Maryland law, stockholders of record of at least 5% of the outstanding stock of any class of AFIN for at least six months may present to any officer or resident agent of AFIN a written request for a list setting forth the name and address of each stockholder of AFIN and the number of shares of each class which such stockholder holds.	In addition to the inspection rights under Maryland law, RCA’s charter provides that an alphabetical list of the names, addresses and telephone numbers of RCA’s stockholders, along with the number of shares of stock owned by each of them, will be available for inspection by any stockholder or the stockholder’s designated agent upon request. A stockholder of RCA may request a copy of the stockholder list in connection with matters relating to stockholder voting rights and the exercise of stockholder rights under federal proxy laws. RCA may require the stockholder requesting the stockholder list to represent that the stockholder list is not requested for a commercial purpose unrelated to the stockholder’s interest in RCA.
Distributions in Kind
Pre-Merger and Post-Merger:	Pre-Merger:
Distributions in kind are not restricted by AFIN’s charter or bylaws.	Pursuant to RCA’s charter, distributions in kind are not permitted, except for (a) distributions of readily marketable securities, (b) distributions of beneficial interests in a liquidating trust established for RCA’s dissolution and the liquidation of its assets in accordance with its charter or (c) distributions in which (1) the RCA Board advises each stockholder of the risks associated with direct ownership of the property, (2) the RCA Board offers each stockholder the election of receiving such in-kind distributions and (3) in-kind distributions are made only to those stockholders that accept such offer.
Roll-up Transactions
Pre-Merger and Post-Merger:	Pre-Merger:
Roll-up transactions are not restricted by AFIN’s charter or bylaws.	See “Proposals Submitted to RCA Stockholders — Proposal No. 1: RCA Charter Amendment” for a discussion of RCA’s current charter provision on roll-up transactions.

AFIN	RCA
Duration
Pre-Merger and Post-Merger:	Pre-Merger:
AFIN will continue perpetually until dissolved in accordance with Maryland law.	RCA will continue perpetually until dissolved in accordance with Maryland law. However, if the RCA Board has not determined to pursue a liquidity event by the sixth anniversary of the termination of RCA’s initial public offering, the RCA Board must, with certain exceptions, adopt a resolution declaring that a proposed liquidation of RCA is advisable on substantially the terms and conditions set forth in the resolution and directing that the proposed plan of liquidation be submitted for consideration by RCA’s stockholders. If the RCA Board adopts a plan of liquidation and the stockholders do not approve it, RCA will continue operating and, upon the written request of RCA’s stockholders owning in the aggregate not less than 10% of the then outstanding shares of RCA common stock, the RCA Board must resubmit the plan of liquidation for consideration by proxy statement to the stockholders up to once every two years.
Exculpation and Indemnification of Directors and Officers
Pre-Merger and Post-Merger:	Pre-Merger:
AFIN’s charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. AFIN’s charter also authorizes and AFIN’s bylaws obligate AFIN, to the maximum extent permitted by Maryland law in effect from time to time and without requiring a preliminary determination as to the ultimate entitlement to indemnification, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of AFIN and who is made or threatened to be made a party to, or witness to, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of AFIN and at the request of AFIN, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.	Subject to the limitations of Maryland law and to any additional limitations contained in RCA’s charter, RCA’s charter limits directors’ and officers’ liability to RCA and its stockholders for monetary damages and requires RCA to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of RCA and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (b) any individual who, while a director or officer of RCA and at the request of RCA, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (c) the RCA Advisor or any of its affiliates acting as RCA’s agent (d) or the RCA service provider or its affiliates acting as an agent of the RCA Advisor or RCA.

AFIN	RCA
RCA’s charter provides that RCA may not indemnify its directors, the RCA Advisor, any affiliates of the RCA Advisor, the RCA service provider or an affiliate of the service provider for losses or liability suffered by them or hold them harmless for losses or liability suffered by RCA unless all of the following additional conditions are met: (a) the person seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in RCA’s best interests; (b) the person seeking indemnification was acting on RCA’s behalf or performing services for RCA; (c) the liability or loss was not the result of negligence or misconduct on the part of the person seeking indemnification, except that if the person seeking indemnification is or was an independent director, the liability or loss was not the result of gross negligence or willful misconduct; and (d) the indemnification or agreement to hold harmless is recoverable only out of RCA’s net assets and not from its stockholders.
In addition, RCA may not indemnify its directors, the RCA Advisor, any affiliates of the RCA Advisor, the RCA service provider or an affiliate of the service provider for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee; (b) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee; or (c) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority of a jurisdiction in which RCA’s securities were offered or sold as to indemnification for securities law violations.

AFIN	RCA
Finally, RCA’s charter provides that RCA may pay or reimburse reasonable legal expenses and other costs incurred by its directors, the RCA Advisor, any affiliates of the RCA Advisor, the RCA service provider or an affiliate of the service provider in advance of final disposition of a proceeding only if all of the following conditions are satisfied: (a) the proceeding relates to acts or omissions relating to the performance of duties or services for RCA or on RCA’s behalf by the person seeking indemnification; (b) the person seeking indemnification provides RCA with a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by RCA as authorized in the RCA charter; (c) the proceeding was initiated by a third party who is not an RCA stockholder or the proceeding is initiated by an RCA stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves advancement; and (d) the person seeking indemnification undertakes in writing to repay RCA the advanced funds, together with interest at the applicable legal rate of interest, if the person seeking indemnification is found not to have complied with the requisite standard of conduct.

Copies of the charters and bylaws of AFIN and RCA are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

STOCKHOLDER PROPOSALS

AFIN 2017 Annual Stockholder Meeting and Stockholder Proposals

In order for stockholder proposals to be properly submitted for presentation at the 2017 annual meeting of stockholders, AFIN’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning at 5:00 p.m., Eastern Time, on November 30, 2016 and ending at 5:00 p.m., Eastern Time, on December 30, 2016. Any proposal received after the applicable time in the previous sentence will be considered untimely. In order to be included in the proxy statement, these proposals must comply with the requirements as to form and substance established by the SEC for these proposals and the notice and other requirements set forth in AFIN’s bylaws.

RCA 2017 Annual Stockholder Meeting and Stockholder Proposals

If the mergers are completed on the expected timetable, RCA does not intend to hold a 2017 annual meeting of its stockholders. However, if the merger is not completed, or if RCA is otherwise required to do so under applicable law, RCA would hold a 2017 annual meeting of stockholders. For a stockholder proposal to be properly submitted for presentation at the 2017 annual meeting of stockholders, if it is held, RCA’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning on November 30, 2016 and ending at 5:00 p.m., Eastern Time, on December 30, 2016. Any proposal received after the applicable time in the previous sentence will be considered untimely. In order to be included in the proxy statement, these proposals must comply with the requirements as to form and substance established by the SEC for these proposals and the notice and other requirements set forth in RCA’s bylaws.

LEGAL MATTERS

Certain U.S. federal income tax matters described in “Material U.S. Federal Income Tax Consequences” will be passed on by Proskauer Rose LLP, general tax counsel to AFIN and RCA. Certain matters of Maryland law, including the validity of the shares of AFIN to be issued in the merger, will be passed upon for AFIN by Venable LLP.

EXPERTS

The 2013 consolidated financial statements and schedule of American Finance Trust, Inc. (formerly American Realty Capital Trust V, Inc.) included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of American Finance Trust, Inc. as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The 2013 consolidated financial statements and schedule of American Realty Capital – Retail Centers of America, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of American Realty Capital – Retail Centers of America, Inc. as of December 31, 2015 and 2014 and for each of the years in the two-year period ended December 31, 2015 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

AFIN and RCA file reports and other information with the SEC. AFIN stockholders and RCA stockholders may read and copy these reports, statements or other information filed by AFIN and RCA at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including AFIN and RCA, who file electronically with the SEC. The address of that site is www.sec.gov.

AFIN has filed this registration statement on Form S-4 to register with the SEC the shares of AFIN common stock to be issued to RCA stockholders pursuant to the merger agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of AFIN, in addition to being a proxy statement of AFIN and RCA for their respective special meetings. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about AFIN and RCA. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information AFIN stockholders and RCA stockholders can find in this registration statement or the exhibits to this registration statement.

AFIN has supplied all information contained in this joint proxy statement/prospectus relating to AFIN and Merger Sub, and RCA has supplied all information contained in this joint proxy statement/prospectus relating to RCA.

Copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by AFIN and RCA are available to AFIN stockholder and RCA stockholders, respectively, without charge upon written or oral request, excluding any exhibits to those documents. AFIN stockholders and RCA stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

If you are an AFIN stockholder:

American Finance Trust, Inc.
Attention: Investor Relations
405 Park Avenue, 14th Floor
New York, New York 10022
(866) 902-0063
www.americanfinancetrust.com

If you are an RCA stockholder:

American Realty Capital — Retail Centers of America, Inc.
Attention: Investor Relations
405 Park Avenue, 14th Floor
New York, New York 10022
(866) 902-0063
www.retailcentersofamerica.com

In order for AFIN and RCA stockholders to receive timely delivery of the requested documents in advance of AFIN’s or RCA’s special stockholder meeting, AFIN should receive such request by no later than February 8, 2016, and RCA should receive such request by no later than February 8, 2016.

If you have any questions about the merger or how to authorize your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact the proxy solicitors hired by AFIN and RCA, at the following addresses and telephone numbers:

Broadridge Investor Communication Solutions, Inc. For Questions, AFIN Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094	Broadridge Investor Communication Solutions, Inc. For Questions, RCA Stockholders May Call: (855) 973-0094 For Questions, Brokers and Banks May Also Call: (855) 973-0094

To Vote Toll Free, AFIN and RCA Stockholders May Call: (800) 690-6903

AFIN stockholders and RCA stockholders also may obtain these documents at the SEC’s website, www.sec.gov, and may obtain certain of these documents at AFIN’s website, www.americanfinancetrust.com, by selecting “Investor Relations” and then selecting “SEC Filings,” and at RCA’s website, www.retailcentersofamerica.com, by selecting “Investor Relations” and then selecting “SEC Filings.” Information not filed with the SEC, but contained on AFIN’s and RCA’s websites, is expressly not incorporated by reference into this joint proxy statement/prospectus.

AFIN and RCA are not incorporating the contents of the websites of the SEC, AFIN, RCA or any other person into this joint proxy statement/prospectus.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT TO VOTE YOUR SHARES OF AFIN COMMON STOCK OR RCA COMMON STOCK AT AFIN’S SPECIAL MEETING OR RCA SPECIAL MEETING, RESPECTIVELY. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM, OR IN ADDITION TO, WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED DECEMBER 16, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES, AND THE MAILING OF THIS PROXY STATEMENT TO COMPANY STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the AFIN Board of directors,

/s/ Nicholas Radesca

Nicholas Radesca
Chief Financial Officer, Secretary and Treasurer

By Order of the RCA Board of directors,

/s/ Katie P. Kurtz

Katie P. Kurtz
Chief Financial Officer, Treasurer and Secretary

Dated: December 16, 2016

New York, New York

AMERICAN FINANCE TRUST, INC.

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN FINANCE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

On September 6, 2016, American Finance Trust, Inc. (“AFIN”) and its operating partnership, American Finance Operating Partnership, L.P. (the “AFIN OP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Realty Capital — Retail Centers of America, Inc. (“RCA”), American Realty Capital Retail Operating Partnership, L.P. (the “RCA OP”) and Genie Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of AFIN (the “Merger Sub”). The Merger Agreement provides for (a) the merger of RCA with and into the Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly owned subsidiary of AFIN and (b) the merger of the RCA OP with and into the AFIN OP, with the AFIN OP as the surviving entity (the “Partnership Merger”, and together with the Merger, the “Mergers”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each outstanding share of common stock of RCA, $0.01 par value per share (“RCA Common Stock”) (including any restricted shares of RCA Common Stock and fractional shares), will be converted into the right to receive (x) a number of shares of common stock of AFIN, $0.01 par value per share (“AFIN Common Stock”) equal to 0.385 shares of AFIN Common Stock (the “Stock Consideration”) and (y) cash from AFIN, in an amount equal to $0.95 per share (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

In addition, at the Effective Time, (i) each unit of partnership interest of the RCA OP designated as an OP Unit issued and outstanding immediately prior to the Effective Time (other than those held by RCA as described in clause (ii) below) will automatically be converted into 0.424 validly issued units of limited partnership interest of the AFIN OP (the “Partnership Merger Consideration”); (ii) each unit of partnership interest of the RCA OP designated as either an OP Unit or a GP Unit held by RCA and issued and outstanding immediately prior to the Effective Time will automatically be converted into 0.385 validly issued units of limited partnership interest of the AFIN OP; (iii) each unit of partnership interest of the RCA OP designated as a Class B Unit held by RCA’s advisor and a sub-advisor issued and outstanding immediately prior to the Effective Time will be converted into the Partnership Merger Consideration (the “Class B Consideration,” and together with the Partnership Merger Consideration and the Merger Consideration, the “Total Merger Consideration”) and (iv) the interest of American Realty Capital Retail Advisor, LLC, the special limited partner of the RCA OP (the “RCA SLP”), in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership.

AFIN owns a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. As of September 30, 2016, AFIN owned 458 properties with an aggregate purchase price of $2.2 billion, comprised of 13.3 million rentable square feet, which were 100.0% leased. In addition, to a lesser extent, AFIN invests in commercial real estate mortgage loans and other commercial real estate-related debt investments.

RCA has acquired and owns anchored, stabilized core retail properties for investment purposes, including power centers and lifestyle centers, which are located in the United States and were at least 80.0% leased at the time of acquisition. As of September 30, 2016, RCA owned 35 properties with an aggregate purchase price of $1.2 billion, comprised of 7.5 million rentable square feet, which were 92.9% leased.

Accounting Acquirer

In applying the acquisition method specified by generally accepted accounting principles in the United States of America (“GAAP”) it is necessary to identify the accounting acquirer, which may be different from the legal acquirer. Factors considered in identifying an accounting acquirer include, but are not limited to, the relative size of the merging companies, the relative voting interests of the respective shareholders after consummation of a merger and the composition of senior management and the board after consummation of a merger.

After consideration of all applicable factors pursuant to GAAP, AFIN has been identified as the accounting acquirer of RCA. Accordingly, the Total Merger Consideration will be allocated to the estimated fair value of RCA’s assets acquired and liabilities assumed on the date of such acquisition.

Pro Forma Information

The following unaudited pro forma consolidated financial statements combine the historical consolidated financial statements of AFIN and RCA as if the Mergers had previously occurred on the dates specified below:

•	The accompanying Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2016 has been prepared as if the Mergers had occurred as of that date.
•	The accompanying Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2016 and the year ended December 31, 2015 have been prepared as if the Mergers occurred as of January 1, 2015.

Pro forma adjustments, and the assumptions on which they are based, are described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available. The Total Merger Consideration and the assignment of fair values to RCA’s assets and liabilities has not been finalized, is subject to change and could vary materially from the actual amounts at the time the Mergers are completed. A final determination of the fair value and allocation of the Total Merger Consideration will be based upon the actual net assets and liabilities at the time of the completion of the Mergers. Accordingly, the estimated fair value and allocation of the Total Merger Consideration are subject to adjustment and may vary significantly from the actual fair value and allocation of the Total Merger Consideration upon completion of the Mergers, if completed.

The pro forma information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). All significant adjustments necessary to reflect the effects of the Mergers that can be factually supported within the SEC regulations covering the preparation of pro forma financial statements have been made. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma consolidated financial statements do not reflect the costs of any integration activities or full benefits that may result from realization of future cost savings from operating efficiencies, revenue or other incremental synergies expected to result from the Mergers. The unaudited pro forma consolidated financial statements reflect the best estimates of the management of AFIN and RCA based on available information and may be revised as additional information becomes available and as additional analyses are performed.

The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

You are urged to read the pro forma information below, together with AFIN’s and RCA’s publicly available information including the historical consolidated financial statements and accompanying notes beginning on Appendix I-1 of this joint proxy statement/prospectus.

AMERICAN FINANCE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2016
(In thousands)

	AFIN Historical	RCA Historical	Pro Forma Purchase Accounting Adjustments	Pro Forma Merrill Lynch Disposition Adjustments	Pro Forma Other Adjustments		AFIN Pro Forma Consolidated
	(A)	(A)	(B)	(C)
ASSETS
Real estate investments, at cost:
Land	$345,221	$273,375	$6,425	$(6,545)	$—		$618,476
Buildings, fixtures and improvements	1,555,548	819,806	249,962	(140,964)	—		2,484,352
Acquired intangible lease assets	319,268	181,655	6,288	(17,927)	—		489,284
Total real estate investments, at cost	2,220,037	1,274,836	262,675	(165,436)	—		3,592,112
Less: accumulated depreciation and amortization	(291,207)	(106,537)	106,537	27,280	—		(263,927)
Total real estate investments, net	1,928,830	1,168,299	369,212	(138,156)	—		3,328,185
Cash and cash equivalents	143,386	45,152	(94,305)	145,471	(67,016)	(D)	172,688
Restricted cash	7,890	5,105	—	—	(5,105)	(D)	7,890
Commercial mortgage loan, held for investment, net	17,163	—	—	—	—		17,163
Prepaid expenses and other assets	27,273	26,423	(10,922)	(3,387)	—		39,387
Goodwill	—	—	10,929	—	—		10,929
Deferred costs, net	4,859	7,140	(7,140)	—	13,805	(E)	18,664
Total assets	$2,129,401	$1,252,119	$267,774	$3,928	$(58,316)		$3,594,906
LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgage notes payable, net of deferred financing costs	$1,022,344	$126,762	$1,359	—	$(128,121)	(D)	$1,022,344
Mortgage premiums, net	11,671	4,023	(4,023)	—	—		11,671
Credit facility	—	304,000	—	—	(304,000)	(D)	—
Bridge loan facility	—	—	—	—	360,000	(D)	360,000
Market lease liabilities, net	15,460	72,707	52,704	—	—		140,871
Derivatives, at fair value	—	567	—	—	(567)	(D)	—
Accounts payable and accrued expenses (including $676 and $887 due to related parties for AFIN historical and RCA historical, respectively)	15,581	24,188	(179)	—	43,673	(F)	83,263
Deferred rent and other liabilities	7,704	3,917	—	—	—		11,621
Distributions payable	8,902	5,209	—	—	—		14,111
Total liabilities	1,081,662	541,373	49,861	—	(29,015)		1,643,881
Preferred stock	—	—	—	—	—		—
Common stock	658	993	(611)	—	—		1,040
Additional paid-in capital	1,449,647	881,443	46,834	—	—		2,377,924
Accumulated other comprehensive (loss) income	—	(561)	561	—	—		—
Accumulated deficit	(402,566)	(171,129)	171,129	3,928	(29,301)	(G)	(427,939)
Total stockholders' equity	1,047,739	710,746	217,913	3,928	(29,301)		1,951,025
Total liabilities and stockholders' equity	$2,129,401	$1,252,119	$267,774	$3,928	$(58,316)		$3,594,906

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

AMERICAN FINANCE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS

NINE MONTHS ENDED SEPTEMBER 30, 2016
(In thousands, except share and per share data)

	AFIN Historical	RCA Historical	Pro Forma Purchase Accounting Adjustments		Pro Forma Merrill Lynch Disposition Adjustments	Pro Forma Other Adjustments		Combined Pro Forma
	(AA)	(AA)			(EE)
Revenues:
Rental income	$123,033	$76,538	$1,297	(BB)	$(9,535)	$—		$191,333
Operating expense reimbursements	8,979	22,699	—		7,042	—		24,636
Interest income from debt investments	809	—	—		—	—		809
Total revenues	132,821	99,237	1,297		(16,577)	—		216,778
Operating expenses:
Asset management fees to related party	13,500	6,746	—		—	(3,371)	(FF)	16,875
Property operating	10,131	31,217	(3)	(CC)	(7,041)	—		34,304
Impairment charges	117	—	—		—	—		117
Fair value adjustment to contingent purchase price consideration	—	1,784	—		—	—		1,784
Acquisition and transaction related	5,458	2,526	—		—	(7,368)	(GG)	616
General and administrative	8,840	7,272	—		—	—		16,112
Depreciation and amortization	76,477	47,488	(4,504)	(DD)	(6,820)	—		112,641
Total operating expenses	114,523	97,033	(4,507)		(13,861)	(10,739)		182,449
Operating income	18,298	2,204	5,804		(2,716)	10,739		34,329
Other (expense) income:
Interest expense	(37,533)	(9,587)	—		—	(15,069)	(HH)	(62,189)
Gain on sale of real estate investments	454	—	—		—	—		454
Loss on disposition of land	—	(4)	—		—	—		(4)
Gain on involuntary conversion	—	193	—		—	—		193
Other income	121	15	—		—	—		136
Total other expense, net	(36,958)	(9,383)	—		—	(15,069)		(61,410)
Net loss	$(18,660)	$(7,179)	$5,804		$(2,716)	$(4,330)		$(27,081)
Other comprehensive loss:
Change in unrealized loss on derivative	—	(151)	—		—	151	(II)	—
Comprehensive loss	$(18,660)	$(7,330)	$5,804		$(2,716)	$(4,179)		$(27,081)
Basic and diluted net loss per share (JJ)	$(0.29)	$(0.07)						$(0.26)
Basic and dilute)d weighted average shares outstanding (JJ)	65,334,465	98,323,350						103,193,587

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

AMERICAN FINANCE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2015
(In thousands, except share and per share data)

	AFIN Historical	RCA Historical	Pro Forma Purchase Accounting Adjustments		Pro Forma Merrill Lynch Disposition Adjustments	Pro Forma Other Adjustments		Combined Pro Forma
	(AA)	(AA)			(EE)
Revenues:
Rental income	$160,865	$80,975	$(193)	(BB)	$(12,714)	$—		$228,933
Operating expense reimbursements	11,495	24,203	—		(9,135)	—		26,563
Interest income from debt investments	2,138	—	—		—	—		2,138
Total revenues	174,498	105,178	(193)		(21,849)	—		257,634
Operating expenses:
Asset management fees to related party	13,009	5,487	—		—	2,504	(FF)	21,000
Property operating	13,258	34,732	(34)	(CC)	(9,238)	—		38,718
Impairment charges	—	4,434	—		—	—		4,434
Fair value adjustment to contingent purchase price consideration	—	(13,695)	—		—	—		(13,695)
Acquisition and transaction related	2,220	9,783	—		—	—	(GG)	12,003
General and administrative	11,314	8,743	—		(8)	—		20,049
Depreciation and amortization	101,546	49,755	(6,270)	(DD)	(9,093)	—		135,938
Total operating expenses	141,347	99,239	(6,304)		(18,339)	2,504		218,447
Operating income	33,151	5,939	6,111		(3,510)	(2,504)		39,187
Other (expense) income:
Interest expense	(40,891)	(8,374)	—		—	(24,470)	(HH)	(73,735)
Loss on extinguishment of debt	(7,564)	—	—		—	—		(7,564)
Loss on sale of commercial mortgage-backed securities	(1,585)	—	—		—	—		(1,585)
Distribution income from other real estate securities	363	—	—		—	—		363
Gain on sale of other real estate securities, net	738	—	—		—	—		738
Loss on assets held for sale	(5,476)	—	—		—	—		(5,476)
Gain on disposition of land	—	1,021	—		—	—		1,021
Other income	147	21	—		—	—		168
Total other expense, net	(54,268)	(7,332)	—		—	(24,470)		(86,070)
Net loss	$(21,117)	$(1,393)	$6,111		$(3,510)	$(26,974)		$(46,883)
Other comprehensive loss:
Change in unrealized income on investment securities	(463)	—	—		—	—		(463)
Change in unrealized loss on derivative	—	(83)	—		—	83	(II)	—
Comprehensive loss	$(21,580)	$(1,476)	$6,111		$(3,510)	$(26,891)		$(47,346)
Basic and diluted net loss per share (JJ)	$(0.32)	$(0.01)						$(0.46)
Basic and diluted weighted average shares outstanding (JJ)	66,028,245	96,113,056						103,037,729

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

As noted in the Introduction above, the Merger is accounted for under the acquisition method for business combinations pursuant to GAAP, with AFIN as the accounting acquirer of RCA. The consideration to be transferred by AFIN to acquire RCA establishes a new accounting basis for the assets acquired and liabilities assumed, measured at their respective fair value as of the date the Merger is consummated. Accordingly, the unaudited pro forma consolidated financial statements include adjustments to record the assets and liabilities of RCA at their estimated fair value, which are preliminary and subject to revision. To the extent fair value of the Total Merger Consideration exceeds fair value of net assets acquired, any such excess represents goodwill. Alternatively, if fair value of net assets acquired exceeds fair value of the Total Merger Consideration, the transaction could result in a bargain purchase gain that AFIN would recognize immediately in earnings. Adjustments to estimated fair value of identifiable assets and liabilities of RCA, as well as adjustments to the Total Merger Consideration may change the determination and amount of goodwill and/or bargain purchase gain and may impact depreciation, amortization and accretion based on the revised fair value of assets acquired and liabilities assumed. The final fair value and allocation of Total Merger Consideration will be determined upon completion of the Mergers, with the allocation to be finalized as soon as practicable within the measurement period of no later than one year following the closing date of the Mergers. The final acquisition accounting may vary significantly from that reflected in the unaudited pro forma consolidated financial statements.

The historical consolidated financial statements of AFIN and RCA have been adjusted in the pro forma financial statements to give effect to pro forma events that are directly attributable to the business combination, factually supportable and, with respect to the Pro Forma Statements of Operations and Comprehensive Loss, expected to have a continuing impact on the combined results following the Mergers. These adjustments are generally summarized as: 1) adjustments in the balance sheet and statement of operations and comprehensive loss to reflect the estimated purchase price allocation due to the acquisition of RCA by AFIN and 2) other adjustments described more fully below.

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of September 30, 2016 are as follows (dollar amounts in thousands, except per share amounts):

(A)	Reflects the unaudited historical consolidated balance sheets of AFIN and RCA as of September 30, 2016.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

(B)	In connection with the Merger, AFIN will acquire RCA, which comprised the following real estate assets as of September 30, 2016:

Portfolio	Acquisition Date		Property Type	Number of Properties	Rentable Square Feet	Percentage Leased	Remaining Lease Term(1)
Liberty Crossing	Jun. 2012		Power Center	1	105,779	94.0%	2.8
San Pedro Crossing	Dec. 2012		Power Center	1	201,965	96.7%	3.8
Tiffany Springs MarketCenter	Sep. 2013		Power Center	1	264,952	76.1%	5.3
The Streets of West Chester	Apr. 2014		Lifestyle Center	1	236,842	92.1%	5.1
Prairie Towne Center	Jun. 2014		Power Center	1	289,277	95.3%	7.6
Southway Shopping Center	Jun. 2014		Power Center	1	181,809	99.3%	3.8
Stirling Slidell Centre	Aug. 2014		Power Center	1	134,276	77.2%	3.8
Northwoods Marketplace	Aug. 2014		Power Center	1	236,078	95.9%	3.5
Centennial Plaza	Aug. 2014		Power Center	1	233,797	100.0%	2.7
Northlake Commons	Sep. 2014		Lifestyle Center	1	109,112	93.1%	4.5
Shops at Shelby Crossing	Sep. 2014		Power Center	1	236,107	97.0%	2.5
Shoppes of West Melbourne	Sep. 2014		Power Center	1	144,484	95.8%	4.6
The Centrum	Sep. 2014		Power Center	1	270,747	93.5%	3.1
Shoppes at Wyomissing	Oct. 2014		Lifestyle Center	1	103,064	100.0%	3.0
Southroads Shopping Center	Oct. 2014		Power Center	1	436,936	71.7%	4.8
Parkside Shopping Center	Nov. 2014 & Dec. 2015	(2)	Power Center	1	181,612	93.1%	6.2
West Lake Crossing	Nov. 2014		Power Center	1	75,928	90.2%	4.6
Colonial Landing	Dec. 2014		Power Center	1	263,559	81.6%	4.9
The Shops at West End	Dec. 2014		Lifestyle Center	1	381,831	82.5%	8.8
Township Marketplace	Dec. 2014		Power Center	1	298,630	96.2%	2.7
Cross Pointe Centre	Mar. 2015		Power Center	1	226,089	100.0%	10.4
Towne Center Plaza	Apr. 2015		Power Center	1	94,096	100.0%	6.3
Harlingen Corners	May 2015		Power Center	1	227,772	96.3%	5.5
Bison Hollow	Jun. 2015		Power Center	1	134,798	100.0%	6.1
Pine Ridge Plaza	Jun. 2015		Power Center	1	239,492	95.2%	3.1
Village at Quail Springs	Jun. 2015		Power Center	1	100,404	100.0%	2.5
Jefferson Commons	Jun. 2015		Power Center	1	205,918	93.4%	9.3
Northpark Center	Jun. 2015		Power Center	1	318,327	99.2%	4.1
Anderson Station	Jul. 2015		Power Center	1	243,550	98.4%	2.7
Patton Creek	Aug. 2015		Power Center	1	491,294	94.5%	4.9
North Lakeland Plaza	Sep. 2015		Power Center	1	171,397	100.0%	4.0
Riverbend Marketplace	Sep. 2015		Power Center	1	142,617	97.2%	6.5
Montecito Crossing	Sep. 2015		Power Center	1	179,721	97.4%	5.1
Best on the Boulevard	Sep. 2015		Power Center	1	204,568	100.0%	5.3
Shops at RiverGate South	Sep. 2015		Power Center	1	140,703	97.8%	9.0
Total				35	7,507,531	92.9%	5.2

(1)	Remaining lease term in years as of September 30, 2016, calculated on a weighted-average basis, based on annualized straight-line rental income.
(2)	Parkside Shopping Center was purchased in November 2014 with two additional parcels purchased in December 2015.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

Pursuant to the Merger Agreement, AFIN and the AFIN OP will issue the Total Merger Consideration. The pro forma fair value of the Total Merger Consideration is estimated as follows based on the number of AFIN and RCA shares outstanding as of September 30, 2016 and AFIN’s published estimated net asset value per share of $24.17 as of December 31, 2015 (“Estimated Per-Share NAV”) (dollar amounts in thousands, except per share data):

	Shares Outstanding(1)	Exchange Ratio	AFIN Common Shares/OP Units Issuable(2)	Merger Consideration
Stock Consideration(3):
RCA common stock	99,253,081	0.385	38,212,436	$923,595
Unvested restricted RCA common stock	15,600	0.385	6,006	145
RCA OP units	202	0.424	86	2
Class B units of RCA OP	479,802	0.424	203,436	4,917
Total Stock Consideration	99,748,685		38,421,964	928,659
Cash Consideration(4):
RCA common stock	99,253,081			94,290
Unvested restricted RCA common stock	15,600			15
Total Cash Consideration	99,268,681			94,305
Total Merger Consideration				$1,022,964

(1)	Share amounts are as of September 30, 2016.
(2)	Each share of RCA common stock and unvested restricted RCA common stock will be exchanged for 0.385 shares of AFIN common shares for the Stock Consideration. Each RCA OP unit and Class B unit of the RCA OP will be exchanged for 0.424 units of limited partnership interest of the AFIN OP.
(3)	Stock Consideration calculated based on AFIN Common Shares/AFIN OP Units issuable multiplied by AFIN’s Estimated Per-Share NAV. AFIN’s Estimated Per-Share NAV is based on AFIN’s annual estimate of its NAV as of December 31, 2015. See “The Companies — American Finance Trust, Inc. — Market Information” beginning on page 58 for a description of AFIN’s methodology in estimating its Estimated Per-Share NAV. There can be no assurance that the Estimated Per-Share NAV represents the value per share of the AFIN Common Shares issued in the Merger.
(4)	Cash Consideration calculated based on RCA common shares outstanding multiplied by $0.95, the per share Cash Consideration.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

The following allocation of the purchase price is based on estimates and assumptions and is subject to change based on a final determination of the fair value of the assets acquired and liabilities assumed (in thousands):

September 30, 2016
Estimated fair value of Total Merger Consideration to RCA shareholders(1)	$1,022,964
RCA debt to be repaid	432,121
Total consideration paid	$1,455,085
Allocation of consideration paid:
Land	$279,800
Building, fixtures and improvements	1,069,768
Total tangible assets	1,349,568
In-place leases	162,880
Above market lease assets	23,662
Below market lease liabilities	(125,411)
Below market ground lease asset	1,401
Total intangible assets	62,532
Goodwill	10,929
Other assets acquired and liabilities assumed, net	32,056
Total consideration paid	$1,455,085

(1)	Calculated as of September 30, 2016.

The estimated purchase price of acquired properties is allocated to tangible and identifiable intangible assets acquired, and intangible liabilities assumed, based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value of in-place leases and above- and below- market leases. The fair value of the tangible assets of an acquired property with in-place operating leases is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below-market fixed rate renewal options for below-market leases.

In making estimates of fair values for purposes of allocating purchase price, a number of sources are utilized, including real estate valuations, prepared by independent valuation firms. Other factors considered include: market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e.: location, size, demographics, value and comparative rental rates, tenant credit profile, store profitability and the importance of the location of the real estate to the operations of the tenant’s business. Information obtained about each property as a result of AFIN’s pre-acquisition due diligence is also considered in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Upon consummation of the Merger, rental revenue will be recorded by AFIN on a straight-line basis from date of acquisition through the end of the assumed lease term. Accordingly, unbilled straight-line rent previously recorded by RCA has been eliminated in the pro forma balance sheet.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

	RCA Historical September 30, 2016	RCA Fair Value	Pro Forma Purchase Accounting Adjustments
ASSETS
Real estate investments, at cost:
Land	$273,375	$279,800	$6,425
Buildings, fixtures and improvements	819,806	1,069,768	249,962
Acquired intangible lease assets	181,655	187,943	6,288
Total real estate investments, at cost	1,274,836	1,537,511	262,675
Less: accumulated depreciation and amortization	(106,537)	—	106,537
Total real estate investments, net	1,168,299	1,537,511	369,212
Cash and cash equivalents	45,152	45,152	—
Restricted cash	5,105	5,105	—
Prepaid expenses and other assets	26,423	15,501	(10,922	)(1)
Goodwill	—	10,929	10,929
Deferred costs, net	7,140	—	(7,140)
Total assets	$1,252,119	$1,614,198	$362,079
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable, net of deferred financing costs	$126,762	$128,121	$1,359
Mortgage premiums, net	4,023	—	(4,023)
Credit facility	304,000	304,000	—
Market lease liabilities, net	72,707	125,411	52,704
Derivatives, at fair value	567	567	—
Accounts payable and accrued expenses	24,188	24,009	(179	)(2)
Deferred rent and other liabilities	3,917	3,917	—
Distributions payable	5,209	5,209	—
Total liabilities	541,373	591,234	49,861
Preferred stock	—	—	—
Common stock	993	382	(611)
Additional paid-in capital	881,443	1,022,582	141,139
Accumulated other comprehensive (loss) income	(561)	—	561
Accumulated deficit	(171,129)	—	171,129
Total stockholders’ equity	710,746	1,022,964	312,218
Total liabilities and stockholders’ equity	$1,252,119	$1,614,198	$362,079

(1)	Adjustments to prepaid expenses and other assets include reversal of historical RCA accrued straight-line rental income and lease inducements, net of amortization.
(2)	Adjustment to accounts payable and accrued expenses consists of reversal of historical RCA accrued straight-line ground rent expense.
(C)	AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 18, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch Properties”) owned by AFIN for a contract purchase price of $148.0 million, exclusive of closing costs. The buyer's obligation to close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the buyer’s due diligence review, which the buyer completed on December 1, 2016, as

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

well as a financing contingency, which expired on December 13, 2016. The purchase and sale agreement is subject to customary conditions. All references to AFIN after completion of the merger give effect to the mergers and to the disposition by AFIN of the properties referred to as the Merrill Lynch properties.
AFIN does not have a material relationship with the buyer, and the disposition will not be an affiliated transaction. Although AFIN believes the disposition of the Merrill Lynch Properties is probable, there can be no assurance that the disposition will be consummated.
For pro forma purposes, estimated cash proceeds from the disposition of the Merrill Lynch Properties is $145.5 million, based on the contract purchase price of $148.0 million, less closing costs of $2.5 million. For pro forma purposes, the gain on disposition of the Merrill Lynch Properties is estimated to be $3.9 million.
(D)	All of RCA’s debt obligations aggregating $432.1 million are subject to change in control provisions. AFIN and RCA are endeavoring to have the change in control provisions waived; however, they have not yet been waived to date. AFIN has obtained a commitment for a $360.0 million bridge loan facility, which may be drawn, in addition to cash on hand, to repay such loans if the change in control provisions are invoked at or subsequent to closing. While AFIN has a commitment for a bridge loan facility and may require the financing under the bridge loan facility to repay certain indebtedness, the closing of the Mergers is not conditioned on the closing of the bridge loan facility, and there can be no assurance that the bridge loan facility will close. This pro forma financial statement reflects repayment of all RCA debt obligations, including termination of an associated derivative instrument, and full draw on the bridge loan facility.

Below is a calculation of other adjustments to cash and cash equivalents:

September 30, 2016
Draw on bridge loan facility	$360,000
Restricted cash(1)	5,105
Repayment of RCA credit facility	(304,000)
Repayment of RCA mortgage notes payable	(128,121)
Total adjustment	$(67,016)

(1)	Represents cash currently held in escrow in connection with repaying RCA’s mortgage notes payable.
(E)	Represents adjustments to financing costs relating to the bridge loan facility that is expected to be obtained in connection with the Merger and includes contractual financing commitment and administrative fees. AFIN has accrued in the pro forma balance sheet the maximum fees payable, which would be amortized over the one year term of the bridge loan facility, if drawn.
(F)	Represents the following:

September 30, 2016
Accrued Merger transaction costs(1)	$11,942
Subordinated participation(2)	3,147
Accrued bridge loan facility financing costs(3)	13,805
Debt prepayment penalties(4)	14,779
Adjustment	$43,673

(1)	Represents non-recurring transaction and other costs incurred in connection with the Mergers, relating primarily to advisory, legal, accounting, tax and other professional services, which are factually supportable as such amounts are based on reliable, documented evidence such as invoices for costs

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Adjustments to Unaudited Pro Forma Consolidated Balance Sheet  – (continued)

incurred to date and estimates from third-parties for additional costs expected to be incurred until the closing of the Mergers. Such costs are reflected as a reduction to retained earnings and are not included in the unaudited pro forma consolidated statement of operations.
(2)	Represents the amount payable for redemption of the interest of RCA’s special limited partner in the RCA OP, as defined in the Merger Agreement, calculated in accordance with RCA’s limited partnership agreement and the Merger Agreement as of September 30, 2016. The actual redemption payment will be computed on the date of consummation of the transaction.
(3)	Represents adjustments to costs relating to the financing that will be obtained in connection with the Mergers and includes contractual financing commitment and administrative fees.
(4)	Represents penalties and fees that would be incurred in connection with prepaying RCA’s mortgage notes payable.
(G)	Represents the following:

September 30, 2016
Merger transaction costs(1)	$(11,942)
Subordinated participation(2)	(3,147)
Remove historical RCA interest rate swap	567
Debt prepayment penalties(3)	(14,779)
Adjustment	$(29,301)

(1)	Represents non-recurring transaction and other costs incurred in connection with the Mergers, relating primarily to advisory, legal, accounting, tax and other professional services, which are factually supportable as such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third-parties for additional costs expected to be incurred until the closing of the Mergers. Such costs are reflected as a reduction to retained earnings and are not included in the unaudited pro forma consolidated statement of operations.
(2)	Represents the amount payable for redemption of the interest of RCA’s special limited partner in the RCA OP, as defined in the Merger Agreement, calculated in accordance with RCA’s limited partnership agreement and the Merger Agreement as of September 30, 2016. The actual redemption payment will be computed on the date of consummation of the transaction.
(3)	Represents penalties and fees that would be incurred in connection with prepaying RCA’s mortgage notes payable.

Note 3 — Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

The pro forma results of operations of properties acquired, debt assumed, debt issued and capital raised by RCA are reflected as of the later of the date of the related transaction or January 1, 2015.

The adjustments to the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2016 and the year ended December 31, 2015 are as follows (dollar amounts in thousands):

(AA)	Reflects the historical statements of operations of AFIN and RCA for the nine months ended September 30, 2016 (unaudited) and the year ended December 31, 2015.

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Adjustments to Unaudited Pro Forma Consolidated Statements of Operations  – (continued)

(BB)	Reflects the amortization of above- and below-market lease intangibles based on the preliminary purchase price allocation described above, as well as straight-line rent calculated based on the date of acquisition through the end of the lease term.

(In thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Remove historical RCA amortization of above-and below-market lease intangibles	$(2,479)	$(3,300)
Remove historical RCA amortization of lease inducements	55	24
Amortization using preliminary fair value of above-and below-market leases	3,596	2,964
Adjustment	1,172	(312)
Remove historical RCA straight-line rent	(1,192)	(2,538)
Straight-line rent based on the date of acquisition	1,317	2,657
Adjustment	125	119
Total Adjustment	$1,297	$(193)

AFIN amortizes acquired above- and below-market leases as a decrease or increase to rental income, respectively, over the lives of the respective leases. Upon consummation of the Merger, rental revenue will be recorded by AFIN on a straight-line basis from the date of acquisition through the end of the assumed lease term.

(CC)	Reflects the adjustment to property operating expenses for below market ground lease intangible based on preliminary purchase price allocation described above.

(In thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Remove historical RCA below market ground lease amortization	$(29)	$(39)
Below market ground lease intangible amortization, using preliminary fair value	26	34
Remove historical straight-line ground rent and other adjustments	(72)	(593)
Straight-line ground rent and other adjustments based on the date of acquisition	72	564
Adjustment	$(3)	$(34)
(DD)	Reflects pro forma depreciation and amortization expense for the nine months ended September 30, 2016 and the year ended December 31, 2015 calculated and presented based on the preliminary estimated fair values of the real estate and in-place lease intangible assets described above.

(In thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Remove historical RCA depreciation and amortization	$(47,488)	$(49,755)
Depreciation and amortization using preliminary fair value	42,984	43,485
Adjustment	$(4,504)	$(6,270)

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests. Amortization of

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Adjustments to Unaudited Pro Forma Consolidated Statements of Operations  – (continued)

in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases. In utilizing these useful lives for determining the pro forma adjustments, consideration is given to the length of time the asset had been in existence, the maintenance history, as well as anticipated future maintenance and any contractual stipulations that might limit the useful life.

(EE)	Reflects adjustments to remove the historical results of the Merrill Lynch Properties for the nine months ended September 30, 2016 and the year ended December 31, 2015. The estimated $3.9 million gain on disposition of the Merrill Lynch Properties has not been reflected on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2015, as it will not have a continuing impact.
(FF)	Reflects adjustment for AFIN’s amendment to its Second Amended and Restated Advisory Agreement, as amended (the “Third A&R Advisory Agreement”), which will become effective upon the Effective Time. Under the Third A&R Advisory Agreement, the fixed portion of the base management fee will increase to (i) $21.0 million annually for the first year following the Effective Time; (ii) $22.5 million annually for the second year following the Effective Time; and (iii) $24.0 million annually for the remainder of the term. The variable portion of the base management fee will change to an equal monthly payment of an aggregate amount equal to one-twelfth of 1.25% of the cumulative net proceeds of any equity raised by AFIN or its subsidiaries from and after the Effective Time (other than in connection with any specified transaction).

(In thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Remove historical AFIN and RCA asset management fees	$(20,246)	$(18,496)
Pro Forma AFIN asset management fee	16,875	21,000
Adjustment	$(3,371)	$2,504
(GG)	Reflects the elimination of merger transaction costs incurred during the nine months ended September 30, 2016 for AFIN and RCA of $4.9 million and $2.5 million, respectively which are reflected in acquisition and transaction related costs. These costs are directly related to the acquisition of RCA. There were no Merger transaction costs included in historical results for either AFIN or RCA for the year ended December 31, 2015.
(HH)	As previously indicated, certain of RCA’s debt obligations used to fund acquisitions and which were outstanding for some of the nine months ended September 30, 2016 and the year ended December 31, 2015 are subject to change in control provisions which have not yet been waived. AFIN has obtained a commitment for a 364-day, $360.0 million bridge loan facility, which may be drawn, along with cash on hand, to repay such loans if the change in control provisions are invoked at or subsequent to closing. AFIN and RCA are endeavoring to have the change in control provisions waived; however, such waivers are outside of their control. Accordingly, the pro forma statement of operations and comprehensive loss has been adjusted to reflect an addition to interest expense (including amortization of deferred financing fees over the term of the bridge loan facility) as if the bridge loan facility had replaced the existing debt on January 1, 2015, and was outstanding during all of the nine months ended September 30, 2016 and the year ended December 31, 2015.

(In thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Remove historical interest expense related to RCA debt repaid	$9,587	$8,374
Additional bridge loan facility interest expense and deferred financing	(24,656)	(32,844)
Adjustment	$(15,069)	$(24,470)

AMERICAN FINANCE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Adjustments to Unaudited Pro Forma Consolidated Statements of Operations  – (continued)

The interest rate assumed for purposes of preparing these pro forma financial statements is 4.29%. A  1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $0.3 million and $0.5 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

(II)	Represents the removal of historical RCA change in unrealized loss on derivative that would result from the termination of RCA’s interest rate swap.
(JJ)	The following table presents pro forma basic and diluted net loss per share after giving effect to the pro forma adjustments to the unaudited consolidated statements of operations:

(In thousands, except share and per share data)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Numerator:
Net loss attributable to stockholders	$(27,081)	$(46,883)
Denominator:
Basic and diluted weighted average number of shares outstanding	103,193,587	103,037,729
Net loss per share:
Basic and diluted net loss per share	$(0.26)	$(0.46)

AMERICAN FINANCE TRUST, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firms	Appendix I-2
Consolidated Balance Sheets as of December 31, 2015 and 2014	Appendix I-4
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2015 and 2014 and the Period from January 22, 2013 (date of inception) to December 31, 2013	Appendix I-5
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2015 and 2014 and the Period from January 22, 2013 (date of inception) to December 31, 2013	Appendix I-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2014 and the Period from January 22, 2013 (date of inception) to December 31, 2013	Appendix I-7
Notes to Consolidated Financial Statements	Appendix I-9
Financial Statement Schedule
Schedule III — Real Estate and Accumulated Depreciation — Part I	Appendix I-41
Schedule III — Real Estate and Accumulated Depreciation — Part II	Appendix I-52
Schedule IV — Mortgage Loans on Real Estate	Appendix I-53
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2016 (Unaudited) and December 31, 2015	Appendix I-54
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three and Nine Months Ended September 30, 2016 and 2015 (Unaudited)	Appendix I-55
Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2016 (Unaudited)	Appendix I-56
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2016 and 2015 (Unaudited)	Appendix I-57
Notes to Consolidated Financial Statements (Unaudited)	Appendix I-58
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix I-84

Appendix I-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

American Finance Trust, Inc.:

We have audited the accompanying consolidated balance sheets of American Finance Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules titled Schedule III — Real Estate and Accumulated Depreciation — Part I, as of December 31, 2015, Schedule III — Real Estate and Accumulated Depreciation — Part II, for the years ended December 31, 2015 and 2014, and Schedule IV — Mortgage Loans on Real Estate as of December 31, 2015. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Finance Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York
March 15, 2016

Appendix I-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

American Finance Trust, Inc. (formerly American Realty Capital Trust V, Inc.)

We have audited the consolidated balance sheet of American Finance Trust, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2013 (not presented herein) and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the period from January 22, 2013 (date of inception) to December 31, 2013. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Finance Trust, Inc. and subsidiaries for the period from January 22, 2013 (date of inception) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York
March 7, 2014

Appendix I-3

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2015	2014
ASSETS
Real estate investments, at cost:
Land	$358,278	$358,278
Buildings, fixtures and improvements	1,540,821	1,540,821
Acquired intangible lease assets	319,028	319,028
Total real estate investments, at cost	2,218,127	2,218,127
Less: accumulated depreciation and amortization	(215,427)	(110,875)
Total real estate investments, net	2,002,700	2,107,252
Cash and cash equivalents	130,500	74,760
Restricted cash	7,887	—
Commercial mortgage loan, held for investment, net	17,135	—
Other real estate securities, available-for-sale, at fair value	—	18,991
Prepaid expenses and other assets	21,982	14,104
Deferred costs, net	20,066	13,923
Assets held for sale	56,884	—
Total assets	$2,257,154	$2,229,030
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable	$1,053,648	$470,079
Mortgage premiums, net	14,892	22,100
Credit facility	—	423,000
Below-market lease liabilities, net	18,133	19,473
Accounts payable and accrued expenses (including $541 and $1,753 due to related parties as of December 31, 2015 and 2014, respectively)	24,964	12,799
Deferred rent and other liabilities	9,569	7,238
Distributions payable	9,199	9,176
Total liabilities	1,130,405	963,865
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 64,961,256 and 65,257,954 shares issued and outstanding as of December 31, 2015 and 2014, respectively	650	653
Additional paid-in capital	1,429,294	1,437,147
Accumulated other comprehensive income	—	463
Accumulated deficit	(303,195)	(173,098)
Total stockholders’ equity	1,126,749	1,265,165
Total liabilities and stockholders’ equity	$2,257,154	$2,229,030

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix I-4

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In thousands, except share and per share data)

	Years Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
	2015	2014
Revenues:
Rental income	$160,865	$146,139	$21,892
Operating expense reimbursements	11,495	12,241	2,397
Interest income from debt investments	2,138	—	—
Total revenues	174,498	158,380	24,289
Operating expenses:
Asset management fees to related party	13,009	—	—
Property operating	13,258	13,492	2,794
Acquisition and transaction related	2,220	22,595	26,934
General and administrative	11,314	6,011	2,430
Depreciation and amortization	101,546	93,379	14,947
Total operating expenses	141,347	135,477	47,105
Operating income (loss)	33,151	22,903	(22,816)
Other (expense) income:
Interest expense	(40,891)	(27,665)	(485)
Loss on extinguishment of debt	(7,564)	—	—
Loss on sale of commercial mortgage-backed securities	(1,585)	—	—
Distribution income from other real estate securities	363	2,279	2,272
Gain on sale of other real estate securities, net	738	297	125
Loss on assets held for sale	(5,476)	—	—
Other income	147	189	107
Total other (expense) income, net	(54,268)	(24,900)	2,019
Net loss	$(21,117)	$(1,997)	$(20,797)
Other comprehensive (loss) income:
Change in unrealized (loss) income on investment securities	(463)	7,444	(6,981)
Comprehensive (loss) income	$(21,580)	$5,447	$(27,778)
Basic and diluted weighted-average shares outstanding	66,028,245	64,333,260	28,954,769
Basic and diluted net loss per share	$(0.32)	$(0.03)	$(0.72)

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix I-5

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 22, 2013	—	$—	$—	$—	$—	$—
Issuances of common stock	62,124,433	621	1,536,670	—	—	1,537,291
Common stock offering costs, commissions and dealer manager fees	—	—	(173,959)	—	—	(173,959)
Common stock issued through distribution reinvestment plan	860,139	9	20,420	—	—	20,429
Common stock repurchases	(8,082)	—	(202)	—	—	(202)
Share-based compensation	9,447	—	137	—	—	137
Distributions declared	—	—	—	—	(44,104)	(44,104)
Net loss	—	—	—	—	(20,797)	(20,797)
Other comprehensive loss	—	—	—	(6,981)	—	(6,981)
Balance, December 31, 2013	62,985,937	630	1,383,066	(6,981)	(64,901)	1,311,814
Changes in offering costs	—	—	201	—	—	201
Common stock issued through distribution reinvestment plan	2,566,242	26	60,951	—	—	60,977
Common stock repurchases	(295,825)	(3)	(7,092)	—	—	(7,095)
Share-based compensation, net of forfeitures	1,600	—	21	—	—	21
Distributions declared	—	—	—	—	(106,200)	(106,200)
Net loss	—	—	—	—	(1,997)	(1,997)
Other comprehensive income	—	—	—	7,444	—	7,444
Balance, December 31, 2014	65,257,954	653	1,437,147	463	(173,098)	1,265,165
Common stock issued through distribution reinvestment plan	1,469,319	15	34,791	—	—	34,806
Common stock repurchases	(1,769,738)	(18)	(42,695)	—	—	(42,713)
Share-based compensation, net of forfeitures	3,721	—	51	—	—	51
Distributions declared	—	—	—	—	(108,980)	(108,980)
Net loss	—	—	—	—	(21,117)	(21,117)
Other comprehensive loss	—	—	—	(463)	—	(463)
Balance, December 31, 2015	64,961,256	$650	$1,429,294	$—	$(303,195)	$1,126,749

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix I-6

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
	2015	2014
Cash flows from operating activities:
Net loss	$(21,117)	$(1,997)	$(20,797)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	66,946	62,571	12,077
Amortization of in-place lease assets	34,600	30,808	2,870
Amortization (including accelerated write-off) of deferred financing costs	12,663	4,588	291
Amortization of mortgage premiums on borrowings	(7,208)	(6,096)	—
Discount accretion and premium amortization on investments, net	(96)	—	—
Amortization (accretion) of market lease and other intangibles, net	1,666	1,421	(22)
Share-based compensation	51	21	137
Loss on sale of commercial mortgage-backed securities	1,585	—	—
Gain on sale of other real estate securities, net	(738)	(297)	(125)
Loss on assets held for sale	5,476	—	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(7,878)	353	(14,457)
Accounts payable and accrued expenses	1,177	2,417	5,193
Deferred rent and other liabilities	2,331	6,022	1,216
Net cash provided by (used in) operating activities	89,458	99,811	(13,617)
Cash flows from investing activities:
Origination of commercial mortgage loans	(79,410)	—	—
Proceeds from sale of commercial mortgage-backed securities	28,624	—	—
Purchase of commercial mortgage-backed securities	(30,198)	—	—
Investments in real estate and other assets	—	(538,130)	(1,127,075)
Deposits for real estate acquisitions	—	—	(33,035)
Proceeds from sale of other real estate securities	19,266	47,316	51,160
Payments for purchase of other real estate securities	—	—	(116,582)
Net cash used in investing activities	(61,718)	(490,814)	(1,225,532)
Cash flows from financing activities:
Proceeds from mortgage notes payable	780,000	—	—
Payments on mortgage notes payable	(196,431)	(989)	—
Proceeds from credit facility	—	423,000	—
Payments on credit facility	(423,000)	—	—
Payments of deferred financing costs	(18,806)	(10,622)	(8,180)
Proceeds from issuances of common stock	—	127	1,537,164

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix I-7

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)

	Years Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
	2015	2014
Payments of offering costs and fees related to stock issuances, net	—	(37)	(173,721)
Common stock repurchases	(31,725)	(2,020)	(88)
Distributions paid	(74,151)	(44,872)	(14,850)
Restricted cash	(7,887)	—	—
Net cash provided by financing activities	28,000	364,587	1,340,325
Net change in cash and cash equivalents	55,740	(26,416)	101,176
Cash and cash equivalents, beginning of period	74,760	101,176	—
Cash and cash equivalents, end of period	$130,500	$74,760	$101,176
Supplemental Disclosures:
Cash paid for interest	$42,696	$27,115	$178
Cash paid for income taxes	$877	$422	$1
Offering costs in accounts payable and accrued expenses	$—	$—	$238
Receivables for issuances of common stock	$—	$—	$127
Accrued common stock repurchases	$16,063	$5,075	$114
Non-Cash Investing and Financing Activities:
Mortgage notes payable assumed or used to acquire investments in real estate	$—	$462,238	$8,830
Premiums on assumed mortgage notes payable	$—	$27,862	$334
Common stock issued through distribution reinvestment plan	$34,806	$60,977	$20,429

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix I-8

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 1 — Organization

American Finance Trust, Inc. (the “Company”), formerly known as American Realty Capital Trust V, Inc., has acquired a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. On April 15, 2015, upon recommendation by the Company’s advisor, American Finance Advisors, LLC (the “Advisor”) and approval by the Company’s board of directors, the Company adopted new Investment Objectives and Acquisition and Investment Policies (the “New Strategy”). Under the New Strategy, the Company manages and optimizes its investments in its existing portfolio of net leased commercial real estate properties (the “Net Lease Portfolio”) and selectively invests in additional net lease properties. In addition, the Company invests in commercial real estate mortgage loans and other commercial real estate-related debt investments (such investments collectively, “CRE Debt Investments”). The Company has financed its CRE Debt Investments primarily through mortgage financing secured by its Net Lease Portfolio, and it may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

The Company, incorporated on January 22, 2013, is a Maryland corporation that elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2013. Substantially all of the Company’s business is conducted through American Finance Operating Partnership, L.P. (the “OP”), a Delaware limited partnership and its wholly-owned subsidiaries.

On April 4, 2013, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 68.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts. The IPO closed in October 2013.

From November 14, 2014 (the “Initial NAV Pricing Date”) until the suspension of the distribution reinvestment plan (the “DRIP”), the price per share for shares of common stock purchased under the DRIP was equal to the estimated net asset value (“NAV”) per share of the Company’s common stock, approved by the Company’s board of directors (“Estimated Per-Share NAV”). On November 19, 2014, the Company’s board of directors approved an Estimated Per-Share NAV equal to $23.50 as of September 30, 2014, which was used in connection with the issuance of shares under the DRIP following the Initial NAV Pricing Date through May 18, 2015. On May 14, 2015, the Company’s board of directors approved an Estimated Per-Share NAV equal to $24.17 as of March 31, 2015, which was used in connection with the purchases of common stock under the DRIP following May 18, 2015 through the suspension of the DRIP, which became effective following the payment of the Company’s distribution on July 1, 2015. The Company intends to publish an Estimated Per-Share NAV as of December 31, 2015 shortly following the filing of this Annual Report on Form 10-K for the year ended December 31, 2015.

The Company previously announced its intention to list on the New York Stock Exchange (“NYSE”) under the symbol “AFIN” (the “Listing”) during the third quarter of 2015. In September 2015, the Company announced that in light of market conditions, the Company’s board of directors, in consultation with the Advisor, determined it was in the best interest of the Company to not pursue the Listing during the third quarter of 2015. The Company’s board of directors continues to monitor market conditions and other factors with a view toward reevaluating the decision when market conditions are more favorable for a successful liquidity event. There can be no assurance that the Company’s shares of common stock will be listed.

The Company has no direct employees. The Company has retained the Advisor to manage the Company’s affairs on a day-to-day basis. American Finance Properties, LLC (the “Property Manager”) serves as the Company’s property manager. The Advisor and the Property Manager are wholly owned subsidiaries of AR Global Investments, LLC (the successor business to AR Capital, LLC, the “Sponsor”), as a result of which, they are related parties of the Company, and each have received or will receive compensation, as applicable, fees and expense reimbursements for services related to managing the Company’s business.

Appendix I-9

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 1 — Organization  – (continued)

Realty Capital Securities, LLC (the “Former Dealer Manager”) served as the dealer manager of the IPO and, together with certain of its affiliates, continued to provide the Company with various services through December 31, 2015. RCS Capital Corporation, the parent company of the Former Dealer Manager and certain of its affiliates that provided services to the Company, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was under common control with the Sponsor.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Reportable Segment

The Company has one reportable segment, income-producing properties, which consists of activities related to investing in real estate.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, and fair value measurements, as applicable.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

The Company evaluates the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive (loss) income. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

In business combinations, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value of in-place leases and above- and below-market leases. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

Appendix I-10

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the Company’s estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below market fixed rate renewal options for below-market leases.

In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates.

In allocating non-controlling interests, amounts are recorded based on the fair value of units issued at the date of acquisition, as determined by the terms of the applicable agreement.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including real estate valuations, prepared by independent valuation firms. The Company also considers information and other factors including: market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e.: location, size, demographics, value and comparative rental rates, tenant credit profile, store profitability and the importance of the location of the real estate to the operations of the tenant’s business.

Acquired intangible assets and lease liabilities consist of the following as of December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
In-place leases	$305,245	$68,278	$236,967	$305,245	$33,678	$271,567
Above-market leases	13,783	5,555	8,228	13,783	2,549	11,234
Total acquired intangible lease assets	$319,028	$73,833	$245,195	$319,028	$36,227	$282,801
Intangible liabilities:
Below-market lease liabilities	$20,623	$2,490	$18,133	$20,623	$1,150	$19,473

Real estate investments that are intended to be sold are designated as “held for sale” on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale. Real estate investments are no longer depreciated when they are classified as held for sale. If the disposal, or intended disposal, of certain real estate investments represents a strategic shift that has had or will have a major effect on the Company’s operations and financial results, the operations of such real estate investments would be presented as discontinued operations in the consolidated statements of operations and comprehensive (loss) income for all applicable periods. There are no real estate investments held for sale as of December 31, 2015 and 2014.

Appendix I-11

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

The following table provides the weighted-average amortization and accretion periods as of December 31, 2015, for intangible assets and liabilities and the projected amortization expense and adjustments to revenue and property operating expense for the next five years:

(In thousands)	2016	2017	2018	2019	2020
In-place leases	$34,600	$34,600	$23,876	$23,856	$22,238
Total to be included in depreciation and amortization	$34,600	$34,600	$23,876	$23,856	$22,238
Above-market lease assets	$(3,006)	$(3,006)	$(469)	$(469)	$(469)
Below-market lease liabilities	1,340	1,340	1,340	1,340	1,340
Total to be included in rental income	$(1,666)	$(1,666)	$871	$871	$871

For the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013, amortization of in-place leases of $34.6 million, $30.8 million and $2.9 million, respectively, is included in depreciation and amortization on the consolidated statements of operations and comprehensive (loss) income. For the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013, net (amortization) accretion of above- and below-market lease intangibles of $(1.7) million, $(1.4) million and approximately $22,000, respectively, is included in rental income on the consolidated statements of operations and comprehensive (loss) income.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Appendix I-12

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Commercial Mortgage Loans

Commercial mortgage loans held for investment purposes are anticipated to be held until maturity, and accordingly, are carried at cost, net of unamortized acquisition fees and expenses capitalized, discounts or premiums and unfunded commitments. Commercial mortgage loans that are deemed to be impaired will be carried at amortized cost less a specific allowance for loan losses. Interest income is recorded on the accrual basis and related discounts, premiums and capitalized acquisition fees and expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income from debt investments in the Company’s consolidated statements of operations and comprehensive (loss) income. Guaranteed loan exit fees payable by the borrower upon maturity are accreted over the life of the investment using the effective interest method. The accretion of guaranteed loan exit fees is recognized in interest income from debt investments in the Company’s consolidated statements of operations and comprehensive (loss) income.

Acquisition fees and expenses incurred in connection with the origination and acquisition of commercial mortgage loan investments are evaluated based on the nature of the expense to determine if they should be expensed in the period incurred or capitalized and amortized over the life of the investment.

Commercial mortgage loans held for sale are carried at the lower of cost or fair value. The Company evaluates fair value on an individual loan basis. The amount by which cost exceeds fair value is accounted for as a valuation allowance, and changes in the valuation allowance are included in net income. Purchase discounts are no longer amortized during the period the loans are held for sale.

Loan Impairment

The Company’s loans are typically collateralized by commercial real estate. As a result, the Company regularly evaluates the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan by loan basis. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such impairment analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower’s exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

For loans classified as held-for-investment, the Company evaluates the loans for possible impairment on a quarterly basis. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is then measured based on the present value of expected future cash flows discounted at the loan’s effective rate or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, the Company records an allowance to reduce the carrying value of the loan with a corresponding charge to net income. Significant judgments are required in determining impairment, including making assumptions regarding the value of the loan, the value of the underlying collateral and other provisions such as guarantees. The Company has determined that it is likely that it will receive contractual payments and a loan loss reserve was not necessary at December 31, 2015.

Appendix I-13

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Commercial Mortgage-Backed Securities

When acquired, the Company’s commercial mortgage-backed securities (“CMBS”) are classified as available-for-sale and carried at fair value, and subsequently, any unrealized gains or losses are recognized as a component of accumulated other comprehensive income or loss. Related discounts, premiums and capitalized acquisition and fees expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income from debt investments on the Company’s consolidated statements of operations and comprehensive (loss) income.

Acquisition fees and expenses incurred in connection with the acquisition of CMBS are evaluated based on the nature of the expense to determine if they should be expensed in the period incurred or capitalized and amortized over the life of the investment.

Impairment Analysis of CMBS

CMBS for which the fair value option has not been elected are periodically evaluated for other-than-temporary impairment. If the fair value of a security is less than its amortized cost, the security is considered impaired. Impairment of a security is considered other-than-temporary when: (i) the Company has the intent to sell the impaired security; (ii) it is more likely than not the Company will be required to sell the security; or (iii) the Company does not expect to recover the entire amortized cost of the security. If the Company determines that an other-than-temporary impairment exists and a sale is likely, the impairment charge is recognized as an impairment of assets on the Company’s consolidated statements of operations and comprehensive (loss) income. If a sale is not expected, the portion of the impairment charge related to credit factors is recorded as an impairment of assets on the Company’s consolidated statements of operations and comprehensive (loss) income with the remainder recorded as an unrealized gain or loss on investments reported as a component of accumulated other comprehensive income or loss.

CMBS for which the fair value option has been elected are not evaluated for other-than-temporary impairment, as changes in fair value are recorded in the Company’s consolidated statements of operations and comprehensive (loss) income. No such election has been made to date.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less and funds in overnight sweeps, in which excess funds over an established threshold are swept daily. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (the “FDIC”) up to an insurance limit. As of December 31, 2015, the Company had deposits of $130.5 million of which $129.7 million were in excess of the amount insured by the FDIC. As of December 31, 2014, the Company had deposits of $74.8 million of which $74.0 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result thereof.

Deferred Costs, Net

Deferred costs, net, consists of deferred financing costs. Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method and included in interest expense on the accompanying consolidated statements of operations and comprehensive (loss) income. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Appendix I-14

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Revenue Recognition

The Company’s revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the Company’s leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rents receivable that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When the Company acquires a property, acquisition date is considered to be the commencement date for purposes of this calculation. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

The Company owns certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant’s sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, the Company defers the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. Contingent rental income is included in rental income on the accompanying consolidated statements of operations and comprehensive (loss) income.

The Company continually reviews receivables related to rent and unbilled rents receivable and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company records an increase in the Company’s allowance for uncollectible accounts or records a direct write-off of the receivable in the Company’s consolidated statements of operations and comprehensive (loss) income.

Cost recoveries from tenants are included in operating expense reimbursements on the accompanying consolidated statements of operations and comprehensive (loss) income in the period the related costs are incurred, as applicable.

Offering and Related Costs

Offering and related costs included all expenses incurred in connection with the Company’s IPO. Some offering costs (other than selling commissions and the dealer manager fee) of the Company were paid by the Advisor, the Former Dealer Manager or their affiliates on behalf of the Company. These costs included but were not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow related fees; (iii) reimbursement of the Former Dealer Manager for amounts it paid to reimburse the itemized and detailed due diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. The Company is obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by the Company in its offering exceed 2.0% of gross offering proceeds. As a result, these costs were only a liability of the Company to the extent selling commissions, the dealer manager fees and other organization and offering costs did not exceed 12.0% of the gross proceeds determined at the end of the IPO. As of the end of the IPO, offering costs were less than 12.0% of the gross proceeds received in the IPO (See Note 12 — Related Party Transactions and Arrangements).

Appendix I-15

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Share-Based Compensation

The Company has a stock-based award plan, which is accounted for under the guidance for share based payments. The expense for such awards is included in general and administrative expenses and is recognized in accordance with the service period required or when the requirements for exercise of the award have been met (See Note 14 — Share-Based Compensation).

Income Taxes

The Company qualified to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ended December 31, 2013. The Company believes that, commencing with such taxable year, it has been organized and has operated in a manner so that it qualifies for taxation as a REIT under the Code. The Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT. In order to continue to qualify for taxation as a REIT, the Company must distribute annually at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on that portion of its REIT taxable income that it distributes to its stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and properties, as well as federal income and excise taxes on its undistributed income.

The amount of distributions payable to the Company’s stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to qualify and maintain the Company’s status as a REIT under the Code.

The following table details from a tax perspective, the portion of distributions classified as return of capital, ordinary dividend income and capital gain, per share per annum, for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

	Year Ended December 31,				Period from January 22, 2013 (date of inception) to December 31, 2013
	2015		2014
Return of capital	89.9%	$1.48	55.5%	$0.91	86.7%	$1.43
Ordinary dividend income	10.1%	0.17	44.2%	0.73	13.3%	0.22
Capital gain	—%	—	0.3%	0.01	—%	—
Total	100.0%	$1.65	100.0%	$1.65	100.0%	$1.65

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock considers the effect of potentially dilutive instruments outstanding during such period.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective

Appendix I-16

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The Company has not yet selected a transition method and is currently evaluating the impact of the new guidance.

In January 2015, the FASB issued updated guidance that eliminates from GAAP the concept of an event or transaction that is unusual in nature and occurs infrequently being treated as an extraordinary item. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Any amendments may be applied either prospectively or retrospectively to all prior periods presented in the consolidated financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company has adopted the provisions of this guidance for the fiscal year ending December 31, 2015 and determined that there is no impact to its financial position, results of operations and cash flows.

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company elected to adopt this guidance effective January 1, 2016. The Company has assessed the impact of the guidance and determined it will not have a significant impact on its financial position, results of operations or cash flows.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not previously been issued. The Company elected to adopt this guidance effective January 1, 2016. The Company has assessed the impact of the guidance and determined it will not have a significant impact on its financial position, results of operations or cash flows.

In September 2015, the FASB issued an update that eliminates the requirement to adjust provisional amounts from a business combination and the related impact on earnings by restating prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of measurement period adjustments on current and prior periods, including the prior period impact on depreciation, amortization and other income statement items and their related tax effects, to be recognized in the period the adjustment amount is determined. The cumulative adjustment would be reflected within the respective financial statement line items affected. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The Company has adopted the provisions of this guidance for the fiscal year ended December 31, 2015 and determined that there is no impact to its financial position, results of operations and cash flows.

Appendix I-17

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. The Company is currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new guidance.

Note 3 — Real Estate Investments

The Company owned 463 properties as of December 31, 2015. The rentable square feet or annualized rental income on a straight-line basis of the four properties summarized below each represented 5.0% or more of the Company’s total portfolio’s rentable square feet or annualized rental income on a straight-line basis as of December 31, 2015. No other property represented 5.0% or more of the Company’s total portfolio’s rentable square feet or annualized rental income on a straight-line basis as of December 31, 2015 or 2014.

Home Depot — Birmingham, AL

On September 24, 2013, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of Home Depot, a freestanding, single-tenant distribution facility located in Birmingham, Alabama (“Home Depot Birmingham”). The seller had no preexisting relationship with the Company. The purchase price of Home Depot Birmingham was $41.4 million, exclusive of closing costs. The acquisition of Home Depot Birmingham was funded with proceeds from the Company’s IPO. The Company accounted for the purchase of Home Depot Birmingham as a business combination and incurred acquisition related costs of $0.5 million, which are reflected in the acquisition and transaction related line item of the consolidated statement of operations and comprehensive loss for the period from January 22, 2013 (date of inception) to December 31, 2013.

Home Depot — Valdosta, GA

On September 24, 2013, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of Home Depot, a freestanding, single-tenant distribution facility located in Valdosta, Georgia (“Home Depot Valdosta”). The sellers had no preexisting relationship with the Company. The purchase price of Home Depot Valdosta was $37.6 million, exclusive of closing costs. The acquisition of Home Depot Valdosta was funded with proceeds from the Company’s IPO. The Company accounted for the purchase of Home Depot Valdosta as a business combination and incurred acquisition related costs of $0.4 million, which are reflected in the acquisition and transaction related line item of the consolidated statement of operations and comprehensive loss for the period from January 22, 2013 (date of inception) to December 31, 2013.

Appendix I-18

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 3 — Real Estate Investments – (continued)

C&S Wholesale Grocers — Birmingham, AL

On February 21, 2014, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of C&S Wholesale Grocers, a freestanding, single-tenant distribution facility located in Birmingham, Alabama (“C&S Wholesale Grocers”). The seller had no preexisting relationship with the Company. The purchase price of C&S Wholesale Grocers was $54.4 million, exclusive of closing costs. The acquisition of C&S Wholesale Grocers was funded with proceeds from the Company’s IPO and the assumption of existing mortgage debt secured by C&S Wholesale Grocers. The Company accounted for the purchase of C&S Wholesale Grocers as a business combination and incurred acquisition related costs of $0.8 million, which are reflected in the acquisition and transaction related line item of the consolidated statement of operations and comprehensive income for the year ended December 31, 2014.

Sanofi US — Bridgewater, NJ

On March 21, 2014, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of Sanofi US, a freestanding, single-tenant office facility located in Bridgewater, New Jersey (“Sanofi”). The seller had no preexisting relationship with the Company. The purchase price of Sanofi was $251.1 million, exclusive of closing costs. The acquisition of Sanofi was funded with proceeds from the Company’s IPO and the assumption of existing mortgage debt secured by Sanofi. The Company accounted for the purchase of Sanofi as a business combination and incurred acquisition related costs of $5.8 million, which are reflected in the acquisition and transaction related line item of the consolidated statement of operations and comprehensive income for the year ended December 31, 2014.

No properties were acquired during the year ended December 31, 2015. The following table presents the allocation of assets acquired and liabilities assumed during the year ended December 31, 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

(Dollar amounts in thousands)	Year Ended December 31, 2014	Period from January 22, 2013 (date of inception) to December 31, 2013
Real estate investments, at cost:
Land	$210,379	$147,899
Buildings, fixtures and improvements	672,121	868,700
Total tangible assets	882,500	1,016,599
Acquired intangibles:
In-place leases	175,152	130,093
Above-market lease assets	13,403	380
Below-market lease liabilities	(19,692)	(931)
Total assets acquired, net	1,051,363	1,146,141
Mortgage notes payable assumed	(462,238)	(8,830)
Premiums on mortgage notes payable assumed	(27,862)	(334)
Real estate investments financed through accounts payable	—	(9,902)
Deposits paid in prior periods	(33,035)	—
Cash paid for acquired real estate investments, at cost	$528,228 (1)	$1,127,075
Number of properties purchased	224	239

(1)	Excludes cash paid for real estate investments financed through accounts payable in prior periods of $9.9 million.

Appendix I-19

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 3 — Real Estate Investments – (continued)

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items:

(In thousands)	Future Minimum Base Rent Payments
2016	$157,027
2017	159,426
2018	130,993
2019	132,715
2020	127,233
Thereafter	709,032
$1,416,426

The following table lists the tenants (including, for this purpose, all affiliates of such tenants) whose annualized rental income on a straight-line basis each represented 10.0% or greater of consolidated annualized rental income on a straight-line basis for all portfolio properties as of December 31, 2015 and 2014:

	December 31,
Tenant	2015	2014
SunTrust Bank	17.9%	17.9%
Sanofi US	11.6%	11.6%
C&S Wholesale Grocer	10.4%	10.4%

The termination, delinquency or non-renewal of leases by one or more of the above tenants may have a material adverse effect on revenues. No other tenant represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of December 31, 2015 and 2014.

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis each represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of December 31, 2015 and 2014:

	December 31,
State	2015	2014
New Jersey	20.3%	20.3%
Georgia	11.2%	11.2%

The Company did not own properties in any other state that in total represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of December 31, 2015 and 2014.

Appendix I-20

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 4 — Commercial Mortgage Loans

As of December 31, 2015, the Company’s commercial mortgage loan portfolio consisted of three loans:

			December 31, 2015
Balance sheet classification	Loan Type	Property Type	Par Value	Percentage
			(In thousands)
Commercial mortgage loan held for investment, net	Senior	Student Housing – Multifamily	$17,200	21.6%
Assets held for sale	Senior	Retail	18,150	22.7%
Assets held for sale	Senior	Hospitality	44,500	55.7%
			$79,850	100.0%

The Company recognized a loss of $5.5 million on its commercial mortgage loans held for sale during the year ended December 31, 2015. The Company did not have commercial mortgage loans as of December 31, 2014.

Credit Characteristics

As part of the Company’s process for monitoring the credit quality of its loans, it performs a quarterly loan portfolio assessment and assigns risk ratings to each of its performing loans. The loans are scored on a scale of 1 to 5 as follows:

Investment Rating	Summary Description
1	Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4	Underperforming investment with some loss of interest expected but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming investment with expected loss of interest and some principal.

All commercial mortgage loans are assigned an initial risk rating of 2. As of December 31, 2015, the risk rating of the Company’s commercial loan held for investment was 2.0. As of December 31, 2015, the Company did not have any loans that were past due on their payments, in non-accrual status or impaired.

For the year ended December 31, 2015, the activity in the Company’s loan portfolio was as follows:

(In thousands)	Year Ended December 31, 2015
Beginning balance	$—
Originations	79,410
Reclassifications to assets held for sale	(56,884)
Loss on assets held for sale	(5,476)
Discount accretion and premium amortization(1)	85
Ending balance	$17,135

(1)	Includes amortization of capitalized origination fees and expenses.

Appendix I-21

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 5 — Commercial Mortgage-Backed Securities

The following table details the realized loss on CMBS sold during the year ended December 31, 2015. No CMBS were acquired or sold during the year ended December 31, 2014 or the period from January 22, 2013 (date of inception) to December 31, 2013:

(In thousands)	Amortized Cost	Sale Price	Realized Loss
Year Ended December 31, 2015	$30,209	$28,624	$1,585

The Company did not have any investments in CMBS as of December 31, 2015 or 2014.

Note 6 — Other Real Estate Securities

As of December 31, 2015, the Company had no investments in other real estate securities.

As of December 31, 2014, the Company had investments in other real estate securities consisting of redeemable preferred stock with an aggregate fair value of $19.0 million. These investments were considered available-for-sale securities and therefore increases or decreases in the fair value of these investments were recorded in accumulated other comprehensive income as a component of stockholders’ equity on the consolidated balance sheets, unless the securities were considered to be other-than-temporarily impaired, at which time the losses would have been reclassified to expense. The following table details the unrealized gains and losses on other real estate securities as of December 31, 2014:

(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other real estate securities	$18,528	$463	$—	$18,991

The following table details the realized gains, net on other real estate securities sold during the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

(In thousands)	Aggregate Cost Basis	Sale Price	Realized Gain, Net
Year Ended December 31, 2015	$18,528	$19,266	$738
Year Ended December 31, 2014	$47,020	$47,317	$297
Period from January 22, 2013 (date of inception) to December 31, 2013	$360	$485	$125

Note 7 — Mortgage Notes Payable

On August 7, 2015, certain subsidiaries of the Company entered into a $655.0 million mortgage loan agreement (“Multi-Tenant Mortgage Loan”) with Barclays Bank PLC, Column Financial Inc. and UBS Real Estate Securities Inc. (together, the “Lenders”). The Multi-Tenant Mortgage Loan has a stated maturity of September 6, 2020 and a stated annual interest rate of 4.30%. As of December 31, 2015, the Multi-Tenant Mortgage Loan was secured by mortgage interests in 268 of the Company’s properties. As of December 31, 2015, the outstanding balance under the Multi-Tenant Mortgage Loan was $649.5 million.

At the closing of the Multi-Tenant Mortgage Loan, the Lenders placed $42.5 million of the proceeds from the Multi-Tenant Mortgage Loan in escrow, to be released to the Company upon certain conditions, including the receipt of ground lease estoppels, performance of certain repairs and receipt of environmental insurance. As of December 31, 2015, the Lenders had released $34.6 million of the amount originally placed in escrow to the Company. As of December 31, 2015, $7.9 million of the proceeds from the Multi-Tenant Mortgage Loan remained in escrow and is included in restricted cash on the consolidated balance sheet as of December 31, 2015.

Appendix I-22

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 7 — Mortgage Notes Payable – (continued)

The Company’s mortgage notes payable as of December 31, 2015 and 2014 consisted of the following:

	Encumbered Properties	Outstanding Loan Amount as of December 31,		Effective Interest Rate as of December 31,				Interest Rate	Maturity	Anticipated Repayment
Portfolio		2015	2014	2015		2014
		(In thousands)	(In thousands)
SAAB Sensis I	1	$8,190	$8,519	6.01%		6.01%		Fixed	Apr. 2025	Apr. 2025
SunTrust Bank II	30	25,000	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
C&S Wholesale Grocer I	4	82,313	82,313	5.56%		5.56%		Fixed	Apr. 2037	Apr. 2017
SunTrust Bank III	121	99,677	99,677	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
SunTrust Bank IV	30	25,000	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
Sanofi US I – Original Loan	—	—	190,000	—%		5.83%		Fixed	Dec. 2015(2)	Dec. 2015
Sanofi US I – New Loan	1	125,000	—	5.16%		—%		Fixed	Jul. 2026(2)	Jan. 2021
Stop & Shop I	4	38,936	39,570	5.63%		5.63%		Fixed	Jun. 2041	Jun. 2021
Multi-Tenant Mortgage Loan	268	649,532	—	4.36%		—%		Fixed	Sep. 2020	Sep. 2020
Total Mortgage Notes Payable	459	$1,053,648	$470,079	4.77	%(1)	5.66	%(1)

(1)	Calculated on a weighted-average basis for all mortgages outstanding as of the dates indicated.
(2)	The Company refinanced the Sanofi US I portfolio in December 2015 with a new loan from Ladder Capital Finance LLC.

The following table summarizes the scheduled aggregate principal payments on mortgage notes payable based on stated maturity dates for the five years subsequent to December 31, 2015:

(In thousands)	Future Principal Payments
2016	$1,014
2017	1,080
2018	1,143
2019	1,211
2020	650,808
Thereafter	398,392
$1,053,648

The Company’s mortgage notes payable agreements require the compliance of certain property-level financial covenants including debt service coverage ratios. As of December 31, 2015, the Company was in compliance with financial covenants under its mortgage notes payable agreements.

Note 8 — Credit Facility

On September 23, 2013, the Company, through the OP, entered into a credit agreement (the “Credit Agreement”) relating to a credit facility (the “Credit Facility”) that provided for aggregate revolving loan borrowings of up to $200.0 million (subject to borrowing base availability), with a $25.0 million swingline subfacility and a $20.0 million letter of credit subfacility. Through amendments to the Credit Agreement, the OP increased commitments under the Credit Facility to $750.0 million. In August 2015, the Company paid down in full the outstanding balance on the Credit Facility and concurrently terminated the Credit Facility in connection with entering into the Multi-Tenant Mortgage Loan described in Note 7 — Mortgage Notes Payable. In connection with the Company’s extinguishment of the Credit Facility, the Company wrote off $7.6 million of unamortized deferred financing costs associated with the Credit Facility, which is included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2015.

As of December 31, 2014, the outstanding balance under the Credit Facility was $423.0 million.

Appendix I-23

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 9 — Fair Value of Financial Instruments

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring financial instruments at fair value. GAAP establishes market-based or observable inputs as the preferred sources of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level 1 —	Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
Level 3 —	Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company had commercial mortgage loans held for sale, which are carried at fair value on the consolidated balance sheet as of December 31, 2015. Commercial mortgage loans held for sale are valued using the sale price from the term sheet, which is an observable input. As a result, the Company’s commercial mortgage loans held for sale are classified in Level 2 of the fair value hierarchy. There were no commercial mortgage loans held for sale as of December 31, 2014.

As of December 31, 2014, the Company had investments in redeemable preferred stock that were traded in active markets and therefore, due to the availability of quoted prices in active markets, classified these investments as Level 1 in the fair value hierarchy. The Company does not have investments in redeemable preferred stock as of December 31, 2015.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy within which those instruments fall. There were no financial instruments measured at fair value on a non recurring basis as of December 31, 2015 or 2014.

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2015
Commercial mortgage loans held for sale	$—	$56,884	$—	$56,884
December 31, 2014
Other real estate securities	$18,991	$—	$—	$18,991

Appendix I-24

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 9 — Fair Value of Financial Instruments – (continued)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets and liabilities. The Company’s policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2015 and 2014. There were no transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2015 and 2014.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, prepaid expenses and other assets, accounts payable and accrued expenses and distributions payable approximates their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheets as of December 31, 2015 and 2014 are reported in the following table:

(In thousands)	Level	Carrying Amount at December 31, 2015	Fair Value at December 31, 2015	Carrying Amount at December 31, 2014	Fair Value at December 31, 2014
Commercial mortgage loans, held for investment	3	$17,135	$17,200	$—	$—
Mortgage notes payable	3	$1,068,540	$1,103,352	$492,179	$505,629
Credit facility	3	$—	$—	$423,000	$423,000

The fair value of the commercial mortgage loans is estimated using a discounted cash flow analysis, based on the Advisor’s experience with similar types of investments. The fair value of mortgage notes payable is based on combinations of independent third party estimates and management’s estimates of market interest rates. Advances under the Credit Facility are considered to be reported at fair value, because its interest rate varies with changes in LIBOR.

Note 10 — Common Stock

As of December 31, 2015 and 2014, the Company had 65.0 million and 65.3 million shares of common stock outstanding, respectively, including unvested restricted shares and shares issued pursuant to the DRIP.

On April 9, 2013, the Company’s board of directors authorized, and the Company declared, a distribution payable to stockholders of record each day equal to $0.00452054795 per day, which is equivalent to $1.65 per annum, per share of common stock. Distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month. Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured.

Share Repurchase Program

The Company previously adopted a share repurchase program (the “Original SRP”) that permitted stockholders to sell their shares back to the Company, subject to significant conditions and limitations. In connection with the potential Listing, the board of directors terminated the Original SRP on April 15, 2015. The Company processed all of the requests received under the Original SRP for the first and second quarters of 2015.

Effective October 12, 2015, the Company adopted its second share repurchase program (the “Second SRP”). Under the Second SRP, subject to certain conditions, stockholders could request that the Company repurchase their shares of common stock of the Company, if such repurchase did not impair the Company’s capital or operations. Only those stockholders who purchased shares of common stock of the Company from

Appendix I-25

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Common Stock – (continued)

the Company or received their shares from the Company (directly or indirectly) through one or more non-cash transactions could participate in the Second SRP. Under the Second SRP, stockholders could only have their shares repurchased to the extent that the Company has sufficient liquid assets. Funding for the Second SRP was derived from operating funds, if any, the Company, in its sole discretion, reserved for this purpose.

The Company repurchased shares pursuant to the Second SRP at $24.17 per share, which is equal to the most recently published Estimated Per-Share NAV as determined by the Company’s board of directors on May 14, 2015. Purchases under the Second SRP by the Company were limited in any calendar quarter to 1.25% of the product of (i) the Company’s most recently published Estimated Per-Share NAV and (ii) the number of shares outstanding as of the last day of the previous calendar quarter. Under the Second SRP, the Company would generally pay repurchase proceeds, less any applicable tax or other withholding required by law, by the 31st day following the end of the quarter during which the repurchase request was made.

Subject to certain limitations as set forth in the Second SRP, on November 6, 2015 (the “Special Share Repurchase Date”), the Company repurchased shares validly submitted for repurchase after October 12, 2015 and on or prior to October 23, 2015. Repurchases on the Special Share Repurchase Date were limited to 1.25% of the product of (i) $24.17, the Company’s most recently published Estimated Per-Share NAV, and (ii) 66,456,430, the number of shares outstanding as of September 30, 2015.

In January 2016, the Company’s board of directors unanimously approved an amended and restated share repurchase program (the “Current SRP”), effective February 28, 2016, which supersedes and replaces the Second SRP. The Current SRP permits investors to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below. The Company may repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

Under the Current SRP, the repurchase price per share for requests other than for death or disability will be as follows:

•	after one year from the purchase date — 92.5% of the Estimated Per-Share NAV;
•	after two years from the purchase date — 95.0% of the Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of the Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of the Estimated Per-Share NAV.

In the case of requests for death or disability, the repurchase price per share will be equal to the Estimated Per-Share NAV at the time of repurchase.

Under the Current SRP, repurchases at each semi-annual period will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Repurchases pursuant to the Current SRP for any given semiannual period will be funded from proceeds received during that same semiannual period through the issuance of common stock pursuant to any DRIP in effect from time to time, as well as any reservation of funds the Board may, in its sole discretion, make available for this purpose.

When a stockholder requests repurchases and the repurchases are approved, the Company reclassifies such an obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased have the status of authorized but unissued shares.

Appendix I-26

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Common Stock – (continued)

The following table summarizes the repurchases of shares under the Company’s share repurchase programs cumulatively through December 31, 2015:

	Number of Shares	Weighted-Average Price per Share
Cumulative repurchases as of January 22, 2013 (date of inception)	—	$—
Period from January 22, 2013 (date of inception) to December 31, 2013	8,082	24.98
Year ended December 31, 2014	295,825	23.99
Year ended December 31, 2015	1,769,738	24.13
Cumulative repurchases as of December 31, 2015(1)	2,073,645	$24.12

(1)	As permitted under the Second SRP, in January 2016, the Company’s board of directors authorized, with respect to repurchase requests received during the quarter ended December 31, 2015 (exclusive of any shares requested for repurchase on the Special Share Repurchase Date), the repurchase of shares validly submitted equal to 1.00% of the product of (i) $24.17, the Company’s most recently published Estimated Per-Share NAV, and (ii) 66,456,430, the number of shares outstanding as of September 30, 2015, representing less than all the shares validly submitted for repurchase during the quarter ended December 31, 2015 (exclusive of any shares requested for redemption on the Special Share Repurchase Date). Accordingly, 664,564 shares at a weighted average repurchase price of $24.17 per share (including all shares submitted for death and disability) were approved for repurchase and completed in February 2016. This $16.1 million liability is included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2015. A total of 4,063,415 shares were requested for repurchase during the year ended December 31, 2015, of which 2,298,905 share requests were not approved for repurchase and thus not fulfilled.

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders could elect to reinvest distributions by purchasing shares of common stock. In connection with the potential Listing, pursuant to the terms of the DRIP, on April 15, 2015, the Company’s board of directors approved an amendment to the DRIP (the “DRIP Amendment”) that enables the Company to suspend the DRIP. Subsequently, pursuant to the DRIP as amended by the DRIP Amendment, the Company’s board of directors approved the suspension of the DRIP, effective immediately following the payment of the Company’s June 2015 monthly distribution. Accordingly, the final issuance of shares of common stock pursuant to the DRIP prior to the suspension of the DRIP occurred in connection with the Company’s June 2015 distribution, paid on July 1, 2015. The Company may reinstate the DRIP in the future. No dealer manager fees or selling commissions were paid with respect to shares purchased pursuant to the DRIP. Shares issued pursuant to the DRIP are recorded within stockholders’ equity in the accompanying consolidated balance sheets in the period distributions were declared. Until November 14, 2014, the Company offered shares pursuant to the DRIP at $23.75, which was 95.0% of the initial offering price of shares of common stock in the IPO. Effective November 14, 2014 through the suspension of the DRIP, the Company offered shares pursuant to the DRIP at the then-current Estimated Per-Share NAV. During the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013, the Company issued pursuant to the DRIP 1.5 million, 2.6 million and 0.9 million shares of common stock with a value of $34.8 million, $61.0 million and $20.4 million, respectively, and a par value per share of $0.01.

Appendix I-27

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 11 — Commitments and Contingencies

Future Minimum Ground Lease Payments

The Company entered into ground lease agreements related to certain acquisitions under leasehold interest arrangements. The following table reflects the minimum base cash rental payments due from the Company over the next five years and thereafter:

(In thousands)	Future Minimum Base Rent Payments
2016	$895
2017	900
2018	882
2019	882
2020	653
Thereafter	4,873
$9,085

Unfunded Commitments Under Commercial Mortgage Loans

As of December 31, 2015, the Company had unfunded commitments which will generally be funded to finance capital expenditures by the Company’s borrowers. The following table reflects the expiration of these commitments over the next five years and thereafter:

(In thousands)	Funding Expiration
2016	$—
2017	2,450
2018	—
2019	—
2020	—
Thereafter	—
$2,450

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company maintains environmental insurance for its properties that provides coverage for potential environmental liabilities, subject to the policy’s coverage conditions and limitations. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on its financial position or results of operations.

Appendix I-28

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements

As of December 31, 2015 and 2014, American Finance Special Limited Partner, LLC (the “Special Limited Partner”), an entity controlled by the Sponsor, owned 8,888 shares of the Company’s outstanding common stock and 90 units of limited partner interests in the OP (“OP Units”). After holding the OP Units for a period of one year, or upon liquidation of the OP or sale of substantially all of the assets of the OP, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

Fees Paid in Connection with the IPO

The Former Dealer Manager was entitled to receive fees and compensation in connection with the sale of the Company’s common stock in the IPO. The Former Dealer Manager received selling commissions of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Former Dealer Manager received up to 3.0% of the gross proceeds from the sale of shares of common stock, before reallowance to participating broker-dealers, as a dealer manager fee. The Former Dealer Manager was permitted to reallow its dealer manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. The following table details total selling commissions and dealer manager fees incurred from and due to the Former Dealer Manager as of and for the periods presented:

	Year Ended December 31,			Period from January 22, 2013 (date of inception) to December 31, 2013	Payable (Receivable) as of December 31,
(In thousands)	2015	2014			2015	2014
Total commissions and fees from the Former Dealer Manager	$—	$(3	)(1)	$143,009	$—	$(13	)(1)

(1)	During the year ended December 31, 2014, the Company incurred reimbursement of selling commissions and dealer manager fees as a result of share purchase cancellations related to common stock sales prior to the close of the IPO.

The Advisor and its affiliates received fees and expense reimbursements for services relating to the IPO. The Company utilized transfer agent services provided by an affiliate of the Former Dealer Manager. All offering costs related to the IPO incurred by the Company or its affiliated entities on behalf of the Company were charged to additional paid-in capital on the accompanying consolidated balance sheets. The following table details offering costs and reimbursements incurred from and due to the Advisor and Former Dealer Manager as of and for the periods presented:

	Year Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013	Payable as of December 31,
(In thousands)	2015	2014		2015	2014
Fees and expense reimbursements from the Advisor and Former Dealer Manager	$—	$(253)	$30,482	$—	$—

Appendix I-29

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

Fees Paid in Connection With the Operations of the Company

On April 29, 2015, the independent directors of the board of directors unanimously approved certain amendments to the Amended and Restated Advisory Agreement, as amended (the “Original A&R Advisory Agreement”), by and among the Company, the OP and the Advisor (the “Second A&R Advisory Agreement”). The Second A&R Advisory Agreement, which superseded the Original A&R Advisory Agreement, took effect on July 20, 2015, the date on which the Company filed certain changes to the Company’s Articles of Amendment and Restatement, which were approved by the Company’s stockholders on June 23, 2015. The initial term of the Second A&R Advisory Agreement is 20 years beginning on April 29, 2015, and is automatically renewable for another 20-year term upon each 20-year anniversary unless terminated by the board of directors for cause.

Prior to January 16, 2016, the Advisor was paid an acquisition fee equal to 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for a loan or other investment. The Advisor also has been and may continue to be reimbursed for costs it incurs in providing investment-related services, or “insourced expenses.” These insourced expenses may not exceed, 0.5% of the contract purchase price of each acquired property and 0.5% of the amount advanced for a loan or other investment. Additionally, the Company has paid and may continue to pay third party acquisition expenses. The aggregate amount of acquisition fees and financing coordination fees (as described below) may not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment for all the assets acquired. As of December 31, 2015, aggregate acquisition fees and financing fees did not exceed the 1.5% threshold. Further, the total of all acquisition fees, acquisition expenses and any financing coordination fees payable may not exceed 4.5% of the Company’s total portfolio contract purchase price or 4.5% of the amount advanced for the Company’s total portfolio of loans or other investments. As of December 31, 2015, the total of all cumulative acquisition fees, acquisition expenses and financing coordination fees did not exceed the 4.5% threshold.

Additionally, prior to January 16, 2016, if the Advisor provided services in connection with the origination or refinancing of any debt that the Company obtained and used to acquire properties or to make other permitted investments, or that was assumed, directly or indirectly, in connection with the acquisition of properties, the Company paid the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations.

The Second A&R Advisory Agreement terminated the acquisition fee and financing coordination fee (both as defined in the Second A&R Advisory Agreement) effective January 16, 2016.

Prior to April 15, 2015, in connection with asset management services provided by the Advisor, the Company issued to the Advisor an asset management subordinated participation by causing the OP to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted, forfeitable partnership units of the OP designated as “Class B Units.” The Class B Units are intended to be profit interests and will vest, and no longer be subject to forfeiture, at such time as: (a) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon (the “economic hurdle”); (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing; (ii) a transaction to which the Company or the OP, is a party, as a result of which OP Units or the Company’s common stock are exchanged for, or converted into, the right, or the holders of such securities are otherwise entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the advisory agreement without cause; and (c) the Advisor pursuant to the advisory agreement is providing services to the Company immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors after the economic hurdle described above has been met. Unvested Class B

Appendix I-30

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

Units will be forfeited immediately if: (x) the advisory agreement is terminated for any reason other than a termination without cause; or (y) the advisory agreement is terminated without cause by an affirmative vote of a majority of the board of directors before the economic hurdle described above has been met.

The Class B Units were issued to the Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the OP. The number of Class B Units issued in any quarter was equal to the cost of the Company’s assets multiplied by 0.1875%, divided by the value of one share of common stock as of the last day of such calendar quarter, which was initially equal to $22.50 (the initial offering price in the IPO minus selling commissions and dealer manager fees) and, as of the Initial NAV Pricing Date, to Estimated Per-Share NAV. On April 15, 2015, the Company’s board of directors approved an amendment (the “Amendment”) to the Original A&R Advisory Agreement, which, among other things, provided that, effective as of April 15, 2015 until July 20, 2015:

(i)	for any period commencing on or after April 1, 2015, the Company paid the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets an Asset Management Fee (as defined in the Original A&R Advisory Agreement) equal to 0.75% per annum of the Cost of Assets (as defined in the Original A&R Advisory Agreement);
(ii)	such Asset Management Fee was payable monthly in arrears in cash, in shares of common stock, or a combination of both, the form of payment determined in the sole discretion of the Advisor; and
(iii)	the Company will not cause the OP to issue any Class B Units in respect of periods subsequent to March 31, 2015.

As of December 31, 2015, in aggregate, the Company’s board of directors had approved the issuance of 1,052,420 Class B Units to the Advisor in connection with the arrangement described above. As of December 31, 2015, the Company could not determine the probability of achieving the performance condition, as such, no expense was recognized in connection with this arrangement during the year ended December 31, 2015. The Advisor receives distributions on unvested Class B Units equal to the distribution amount received on the same number of shares of the Company’s common stock. Such distributions on issued Class B Units are included in general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. As stated above, pursuant to the Amendment, the OP will not issue any further Class B Units. The changes made pursuant to the Amendment were incorporated into the Agreement of Limited Partnership of the OP (the “OP Agreement”) through a Third Amendment to the OP Agreement, which was approved by the board of directors and entered into on April 29, 2015.

Effective July 20, 2015, the Second A&R Advisory Agreement, as amended, requires the Company to pay the Advisor a base management fee. The fixed portion of the base management fee, which is equal to $1.5 million per month, is payable on the first business day of each month, while the variable portion of the base management fee, which is equal to 0.375% of the cumulative net proceeds of any equity raised subsequent to the potential Listing, is payable quarterly in arrears.

In addition, the Second A&R Advisory Agreement requires the Company to pay the Advisor a variable management fee equal to (x) 15.0% of the applicable quarter’s Core Earnings (as defined below) per share in excess of $0.375 per share plus (y) 10.0% of the applicable quarter’s Core Earnings per share in excess of $0.50 per share, in each case as adjusted for changes in the number of shares of common stock outstanding. Core Earnings are defined as, for the applicable period, GAAP net income or loss excluding non-cash equity compensation expense, the variable management fee, acquisition and transaction related fees and expenses, financing related fees and expenses, depreciation and amortization, realized gains and losses on the sale of assets, any unrealized gains, losses or other non-cash items recorded in net loss for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income, one-time events pursuant to changes in GAAP and certain non-cash charges, impairment losses on real estate related

Appendix I-31

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

investments and other than temporary impairment of securities, amortization of deferred financing costs, amortization of tenant inducements, amortization of straight-line rent, amortization of market lease intangibles, provision for loss loans, and other non-recurring revenue and expenses. The Company did not incur a variable management fee during the year ended December 31, 2015.

In connection with providing strategic advisory services related to certain portfolio acquisitions, the Company entered into arrangements in which the investment banking division of the Former Dealer Manager received a transaction fee of 0.25% of the Transaction Value for certain portfolio acquisition transactions. Pursuant to such arrangements, “Transaction Value” was defined as (i) the value of the consideration paid or to be paid for all the equity securities or assets in connection with the sale transaction or acquisition transaction (including consideration payable with respect to convertible or exchangeable securities and option, warrants or other exercisable securities and including dividends or distributions and equity security repurchases made in anticipation of or in connection with the sale transaction or acquisition transaction), or the implied value for all the equity securities or assets of the Company or acquisition target, as applicable, if a partial sale or purchase is undertaken, plus (ii) the aggregate value of any debt, capital lease and preferred equity security obligations (whether consolidated, off-balance sheet or otherwise) of the Company or acquisition target, as applicable, outstanding at the closing of the sale transaction or acquisition transaction), plus (iii) the amount of any fees, expenses and promote paid by the buyer(s) on behalf of the Company or the acquisition target, as applicable. These transaction fees of $4.4 million were included in acquisition and transaction related expense on the consolidated statement for operations and comprehensive loss for the period from January 22, 2013 (date of inception) to December 31, 2013.

The Company reimburses the Advisor’s costs of providing administrative services, but may not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees, acquisition expenses or real estate commissions. During the year ended December 31, 2015, the Company incurred $1.2 million of reimbursement expenses from the Advisor for providing administrative services, which is included in general and administrative expense on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2015. No reimbursement expenses were incurred from the Advisor for providing administrative services during the year ended December 31, 2014 or the period from January 22, 2013 (date of inception) to December 31, 2013.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to forgive certain fees. Because the Advisor may forgive certain fees, cash flows from operations that would have been paid to the Advisor may be available to pay distributions to stockholders. The fees that are forgiven are not deferrals and, accordingly, will not be paid to the Advisor. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs or property operating costs. The advisor absorbed $0.1 million of general and administrative costs during the period from January 22, 2013 (date of inception) to December 31, 2013. No such fees were forgiven or costs were absorbed by the Advisor during the years ended December 31, 2015 and 2014.

The predecessor to the Sponsor is a party to a services agreement with RCS Advisory Services, LLC, a subsidiary of the parent company of the Former Dealer Manager (“RCS Advisory”), pursuant to which RCS Advisory and its affiliates provided the Company and certain other companies sponsored by the Sponsor with services (including, without limitation, transaction management, compliance, due diligence, event coordination and marketing services, among others) on a time and expenses incurred basis or at a flat rate based on services performed. The predecessor to the Sponsor instructed RCS Advisory to stop providing such services in November 2015 and no services have since been provided by RCS Advisory.

Appendix I-32

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

The Company is also party to a transfer agency agreement with American National Stock Transfer, LLC, a subsidiary of the parent company of the Former Dealer Manager (“ANST”), pursuant to which ANST provided the Company with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services), and supervisory services overseeing the transfer agency services performed by a third-party transfer agent. The Sponsor received written notice from ANST on February 10, 2016 that it would wind down operations by the end of the month and would withdraw as the transfer agent effective February 29, 2016. On February 26, 2016, the Company entered into a definitive agreement with DST Systems, Inc., its previous provider of sub-transfer agency services, to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

The following table details amounts incurred, forgiven and payable to related parties in connection with the operations-related services described above as of and for the periods presented:

	Year Ended December 31,					Period from January 22, 2013 (date of inception) to December 31, 2013		Payable as of December 31,
	2015			2014
(In thousands)	Incurred		Forgiven	Incurred	Forgiven	Incurred	Forgiven	2015	2014
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$1,330	(1)	$—	$10,578	$—	$13,126	$—	$—	$—
Financing coordination fees(2)	5,850		—	5,678	—	3,479	—	—	—
Transaction fees	—		—	—	—	4,423	—	—	—
Ongoing fees:
Asset management fees	13,009		—	—	—	—	—	—	—
Professional fees and other reimbursements(3)	4,020		—	2,364	—	—	—	541	753
Strategic advisory fees(3)	—		—	—	—	920	—	—	—
Distributions on Class B Units(3)	1,573		—	602	—	18	—	—	—
Total related party operation fees and reimbursements	$25,782		$—	$19,222	$—	$21,966	$—	$541	$753

(1)	Acquisition fees and expenses from related parties of $0.9 million have been recognized in acquisition and transaction related expense on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2015. In addition, over the same period, the Company capitalized $0.4 million of acquisition expenses to the Company’s consolidated balance sheet, which are being amortized over the life of each investment using the effective interest method. No acquisition expenses were capitalized during the year ended December 31, 2014 or period from January 22, 2013 (date of inception) to December 31, 2013.
(2)	These fees are initially capitalized to deferred costs, net on the consolidated balance sheets and subsequently amortized over the life of the respective instrument to interest expense on the consolidated statements of operations and comprehensive (loss) income.
(3)	These costs are included in general and administrative expense on the consolidated statements of operations and comprehensive (loss) income.
Appendix I-33

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

Fees Incurred in Connection with the Liquidation or Listing of the Company’s Real Estate Assets

In connection with the Listing, the Company, as the general partner of the OP, would cause the OP to issue a note (the “Listing Note”) to the Special Limited Partner to evidence the OP’s obligation to distribute to the Special Limited Partner an aggregate amount (the “Listing Amount”) equal to 15.0% of the difference (to the extent the result is a positive number) between:

•	the sum of (i) the “market value” (as defined in the Listing Note) of the Company’s common stock plus (ii) the sum of all distributions or dividends (from any source) paid by the Company to its stockholders prior to the Listing; and
•	the sum of (i) the total raised in the Company’s initial public offering (“IPO”) and under the Company’s distribution reinvestment plan (“DRIP”) prior to the Listing (“Gross Proceeds”) plus (ii) the total amount of cash that, if distributed to those stockholders who purchased shares of common stock in the IPO and under the DRIP, would have provided those stockholders a 6.0% cumulative, non-compounded, pre-tax annual return (based on a 365-day year) on the gross proceeds.

The “market value” used to calculate the Listing Amount will not be determinable until the end of a measurement period, the period of 30 consecutive trading days, commencing on the 180th day following the Listing, unless another liquidity event, such as a merger, occurs prior to the end of the measurement period. If another liquidity event occurs prior to the end of the measurement period, the Listing Note provides for appropriate adjustment to the calculation of the Listing Amount.

The Special Limited Partner will have the right to receive distributions of “Net Sales Proceeds,” as defined in the Listing Note, until the Listing Note is paid in full; provided that, the Special Limited Partner has the right, but not the obligation, to convert the entire Special Limited Partner interest into OP Units. OP Units are convertible into shares of the Company’s common stock in accordance with the terms governing conversion of OP Units into shares of common stock and contained in the Second Amended and Restated Agreement of Limited Partnership of the OP by the Company, as general partner of its OP, with the limited partners party thereto (the “Second A&R OP Agreement”), which will be entered into at Listing.

On April 29, 2015, the board of directors authorized the execution, in conjunction with the potential Listing, the Second A&R OP Agreement to conform more closely with agreements of limited partnership of other operating partnerships controlled by real estate investment trusts whose securities are publicly traded and listed, and to add long term incentive plan units (“LTIP Units”) as a new class of units of limited partnership in the OP to the existing common units (“OP Units”). The Company may at any time cause the OP to issue LTIP Units pursuant to an outperformance agreement. On April 29, 2015, the board of directors approved the general terms of a Multi-Year Outperformance Agreement to be entered into with the Company, the OP and the Advisor in connection with the Listing.

In May 2014, the Company entered into a transaction management agreement with RCS Advisory Services, LLC, an entity under common control with the Former Dealer Manager, to provide strategic alternatives transaction management services through the occurrence of a liquidity event and a-la-carte services thereafter. The Company agreed to pay and has paid $3.0 million pursuant to this agreement. During the year ended December 31, 2014, the Company incurred expenses for services provided pursuant to this agreement of said $3.0 million, which is included in acquisition and transaction related expense on the consolidated statements of operations and comprehensive (loss) income. No such fees were incurred during the year ended December 31, 2015 or the period from January 22, 2013 (date of inception) to December 31, 2013.

Appendix I-34

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Related Party Transactions and Arrangements – (continued)

In May 2014, the Company entered into an information agent and advisory services agreement with the Former Dealer Manager and American National Stock Transfer, LLC, an entity under common control with the Former Dealer Manager, to provide in connection with a liquidity event, advisory services, educational services to external and internal wholesalers, communication support as well as proxy, tender offer or redemption and solicitation services. The Company agreed to pay and has paid $1.9 million in the aggregate pursuant to this agreement. During the years ended December 31, 2015 and 2014, the Company incurred expenses for services provided pursuant to this agreement of $0.7 million and $1.2 million, respectively, which is included in acquisition and transaction related expense on the consolidated statements of operations and comprehensive (loss) income. No such fees were incurred during the period from January 22, 2013 (date of inception) to December 31, 2013.

The investment banking and capital markets division of the Former Dealer Manager provided the Company with strategic and financial advice and assistance in connection with (i) a possible sale transaction involving the Company (ii) the possible listing of the Company’s securities on a national securities exchange, and (iii) a possible acquisition transaction involving the Company. The Former Dealer Manager would receive a listing advisory fee equal to the greatest of (i) an amount equal to 0.25% of Transaction Value (as defined above), (ii) $1.0 million and (iii) the highest fee payable to any co-bookrunner (or comparable person) in connection with the listing. If one of the above events does not occur, the Former Dealer Manager would receive a base advisory services fee of $1.0 million on the earlier of (a) the date the Former Dealer Manager resigns or is terminated for cause and (b) 18 months from the date of any other termination of this agreement by the Company. During the year ended December 31, 2014, the Company incurred expenses for services provided pursuant to this agreement of $1.0 million, which is included in acquisition and transaction related expense on the consolidated statements of operations and comprehensive income for the year ended December 31, 2014. No such fees were incurred during the year ended December 31, 2015 or the period from January 22, 2013 (date of inception) to December 31, 2013.

The Company will pay the Advisor a brokerage commission on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid, if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred during the years ended December 31, 2015 and 2014 or the period from January 22, 2013 (date of inception) to December 31, 2013.

Note 13 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting and legal services, human resources and information technology.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Appendix I-35

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 14 — Share-Based Compensation

Restricted Share Plan

The Company had an employee and director incentive restricted share plan (the “Original RSP”), which provided for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors vests over a five-year period following the date of grant in increments of 20.0% per annum. The Original RSP provided the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to other entities that provide services to the Company. The total number of shares of common stock granted under the Original RSP could not exceed 5.0% of the Company’s shares of common stock on a fully diluted basis at any time, and in any event could not exceed 3.4 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of common stock shall be subject to the same restrictions as the underlying restricted shares.

On April 29, 2015, the board of directors adopted an Amended and Restated RSP (the “A&R RSP”) that replaces in its entirety the Original RSP. The A&R RSP amends the terms of the Original RSP as follows:

•	it increases the number of shares of Company capital stock, par value $0.01 per share (the “Capital Stock”), available for awards thereunder from 5.0% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time, not exceed 3.4 million shares of Capital Stock, to 10.0% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time;
•	it removes the fixed amount of shares that were automatically granted to the Company’s independent directors; and
•	it adds restricted stock units (including dividend equivalent rights thereon) as a permitted form of award.

Appendix I-36

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 14 — Share-Based Compensation  – (continued)

The following table reflects restricted share award activity for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

	Number of Shares of Common Stock	Weighted-Average Issue Price
Unvested, January 22, 2013 (date of inception)	—	$—
Granted	5,333	22.50
Vested	(1,333)	22.50
Unvested, December 31, 2013	4,000	22.50
Granted	3,999	22.50
Vested	(800)	22.50
Forfeited	(2,400)	22.50
Unvested, December 31, 2014	4,799	22.50
Granted	6,240	24.04
Vested	(1,067)	22.50
Forfeited	(2,517)	23.83
Unvested, December 31, 2015	7,455	$23.34

As of December 31, 2015, the Company had $0.1 million of unrecognized compensation cost related to unvested restricted share awards granted under the Company’s Original RSP. That cost is expected to be recognized over a weighted-average period of 3.2 years.

The fair value of the restricted shares is being expensed in accordance with the service period required. Compensation expense related to restricted stock was approximately $50,000, $21,000 and $44,000 for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013, respectively. Compensation expense related to restricted stock is included in general and administrative expense on the accompanying consolidated statements of operations and comprehensive (loss) income.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors at each director’s election. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. The following table reflects the shares of common stock issued to directors in lieu of cash compensation:

	Year Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
(Dollar amounts in thousands)	2015	2014
Value of shares issued in lieu of cash	$—	$—	$93
Shares issued in lieu of cash	—	—	4,114

Appendix I-37

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 15 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

	Year Ended December 31,		Period from January 22, 2013 (date of inception) to December 31, 2013
	2015	2014
Net loss (in thousands)	$(21,117)	$(1,997)	$(20,797)
Basic and diluted weighted-average shares outstanding	66,028,245	64,333,260	28,954,769
Basic and diluted net loss per share	$(0.32)	$(0.03)	$(0.72)

Diluted net loss per share assumes the conversion of all common stock equivalents into an equivalent number of common shares, unless the effect is antidilutive. The Company considers unvested restricted stock and OP Units to be common share equivalents. The Company had the following common share equivalents on a weighted-average basis that were excluded from the calculation of diluted net loss per share as their effect would have been antidilutive for the periods presented:

	December 31,
	2015	2014	2013
Unvested restricted stock(1)	6,349	5,221	3,325
OP Units	90	90	90
Class B Units(2)	953,086	364,786	12,173
Total common stock equivalents	959,525	370,097	15,588

(1)	Weighted-average number of shares of unvested restricted stock outstanding for the periods presented. There were 7,455, 4,799 and 4,000 shares of unvested restricted stock outstanding as of December 31, 2015, 2014 and 2013, respectively.
(2)	Weighted-average number of issued and unvested Class B Units for the periods outstanding. As of December 31, 2015, 2014 and 2013, there were 1,052,420, 703,796 and 75,430 Class B Units outstanding, respectively.

Note 16 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

	Quarters Ended
(In thousands, except share and per share amounts)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Total revenues	$42,866	$43,269	$44,051	$44,312
Basic net income (loss)	$4,901	$(1,624)	$(11,428)	$(12,966)
Adjustments to net income (loss) for common share equivalents	(116)	—	—	—
Diluted net income (loss)	4,785	(1,624)	(11,428)	(12,966)
Basic weighted-average shares outstanding	65,672,016	66,045,785	66,450,057	65,937,566
Basic net income (loss) per share	$0.07	$(0.02)	$(0.17)	$(0.20)
Diluted weighted-average shares outstanding	65,677,204	66,045,785	66,450,057	65,937,566
Diluted net income (loss) per share	$0.07	$(0.02)	$(0.17)	$(0.20)

Appendix I-38

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 16 — Quarterly Results (Unaudited) – (continued)

	Quarters Ended(1)
(In thousands, except share and per share amounts)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Total revenues	$30,124	$42,076	$43,222	$42,958
Basic net (loss) income	$(9,569)	$1,127	$1,610	$4,835
Adjustments to net (loss) income for common share equivalents	—	(156)	(98)	(92)
Diluted net income (loss)	$(9,569)	$971	$1,512	$4,743
Basic weighted-average shares outstanding	62,693,554	64,018,318	64,654,279	65,243,247
Basic net (loss) income per share	$(0.15)	$0.02	$0.02	$0.07
Diluted weighted-average shares outstanding	62,693,554	64,023,762	64,661,074	65,248,137
Diluted net (loss) income per share	$(0.15)	$0.02	$0.02	$0.07

(1)	The aforementioned unaudited quarterly financial information has been revised to reflect certain adjustments and final purchase price allocations to previously reported quarterly information associated with acquisitions completed during 2014. As a result, amortization and accretion of above-market lease assets and below-market lease liabilities decreased total revenue by $0.1 million, $0.4 million and $0.4 million for the three months ended March 31, June 30 and September 30, 2014, respectively. Additionally, the Company decreased depreciation and amortization expense by $1.2 million, $3.4 million and $3.7 million, for the three months ended March 31, June 30 and September 30, 2014, respectively.

	Period from January 22, 2013 (date of inception) to March 31, 2013	Quarters Ended
(In thousands, except share and per share amounts)		June 30, 2013	September 30, 2013	December 31, 2013
Total revenues	$—	$35	$2,093	$22,161
Net loss	$(29)	$(215)	$(17,014)	$(3,539)
Basic and diluted weighted-average shares outstanding	8,888	5,173,574	38,295,114	62,329,506
Basic and diluted net loss per share	$(3.26)	$(0.04)	$(0.44)	$(0.06)

Note 17 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the consolidated financial statements except for the following disclosures:

Sponsor Transaction

In January 2016, AR Global Investments, LLC became the successor business to AR Capital, LLC and became the Company’s current Sponsor.

RCS Capital Corporation Bankruptcy

RCS Capital Corporation, the parent company of the Former Dealer Manager and certain of its affiliates that provided the Company with services, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was also under common control with the Sponsor.

American National Stock Transfer, LLC Termination

On February 10, 2016, the Sponsor received written notice from ANST, the Company’s transfer agent and an affiliate of the Company’s Former Dealer Manager, that it would wind down operations by the end of the month. ANST withdrew as the transfer agent effective February 29, 2016.

Appendix I-39

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 17 — Subsequent Events – (continued)

On February 26, 2016, the Company entered into a definitive agreement with DST Systems, Inc., its previous provider of sub-transfer agency services, to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Amended and Restated SRP

In January 2016, the Company’s board of directors unanimously approved the Current SRP, effective February 28, 2016, which supersedes and replaces the Second SRP. Under the Current SRP, the Company may repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

Under the Current SRP, the repurchase price per share for requests other than for death or disability will be as follows:

•	after one year from the purchase date — 92.5% of the Estimated Per-Share NAV;
•	after two years from the purchase date — 95.0% of the Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of the Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of the Estimated Per-Share NAV.

In the case of requests for death or disability, the repurchase price per share will be equal to the Estimated Per-Share NAV at the time of repurchase.

Under the Current SRP, repurchases at each semi-annual period will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Repurchases pursuant to the Current SRP for any given semiannual period will be funded from proceeds received during that same semiannual period through the issuance of common stock pursuant to any DRIP in effect from time to time, as well as any reservation of funds the Board may, in its sole discretion, make available for this purpose.

Acquisitions

The following table presents certain information about the properties that the Company acquired from January 1, 2016 to March 15, 2016:

(Dollar amounts in thousands)	Number of Properties	Base Purchase Price(1)
Total portfolio as of December 31, 2015	463	$2,169,308
Acquisitions	4	34,410
Total portfolio as of March 15, 2016	467	$2,203,718

(1)	Contract purchase price, excluding acquisition related costs.

Sales of Commercial Mortgage Loans

In January 2016, the Company sold two of its commercial mortgage loans, both of which were held for sale as of December 31, 2015, for $56.9 million.

Appendix I-40

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
Dollar General I	Mission	TX	4/29/2013	$—	(1)	$142	$807	$—	$—	$949	$121
Dollar General I	Sullivan	MO	5/3/2013	—	(1)	146	825	—	—	971	123
Walgreens I	Pine Bluff	AR	7/8/2013	—	(1)	159	3,016	—	—	3,175	452
Dollar General II	Bogalusa	LA	7/12/2013	—	(1)	107	965	—	—	1,072	136
Dollar General II	Donaldsonville	LA	7/12/2013	—	(1)	97	871	—	—	968	122
AutoZone I	Cut Off	LA	7/16/2013	—	(1)	67	1,282	—	—	1,349	174
Dollar General III	Athens	MI	7/16/2013	—	(1)	48	907	—	—	955	123
Dollar General III	Fowler	MI	7/16/2013	—	(1)	49	940	—	—	989	128
Dollar General III	Hudson	MI	7/16/2013	—	(1)	102	922	—	—	1,024	125
Dollar General III	Muskegon	MI	7/16/2013	—	(1)	49	939	—	—	988	128
Dollar General III	Reese	MI	7/16/2013	—	(1)	150	848	—	—	998	115
BSFS I	Fort Myers	FL	7/18/2013	—	(1)	1,215	1,822	—	—	3,037	255
Dollar General IV	Bainbridge	GA	7/29/2013	—	(1)	233	700	—	—	933	95
Dollar General IV	Vanleer	TN	7/29/2013	—	(1)	78	705	—	—	783	96
Tractor Supply I	Vernon	CT	8/1/2013	—	(1)	358	3,220	—	—	3,578	371
Dollar General V	Meraux	LA	8/2/2013	—	(1)	708	1,315	—	—	2,023	179
Mattress Firm I	Tallahassee	FL	8/7/2013	—	(1)	1,015	1,241	—	—	2,256	168
Family Dollar I	Butler	KY	8/12/2013	—	(1)	126	711	—	—	837	97
Food Lion I	Charlotte	NC	8/19/2013	—	(1)	3,132	4,697	—	—	7,829	540
Lowe’s I	Macon	GA	8/19/2013	—	(1)	—	8,420	—	—	8,420	926
Lowe’s I	Fayetteville	NC	8/19/2013	—		—	6,422	—	—	6,422	706
Lowe’s I	New Bern	NC	8/19/2013	—	(1)	1,812	10,269	—	—	12,081	1,130
Lowe’s I	Rocky Mount	NC	8/19/2013	—	(1)	1,931	10,940	—	—	12,871	1,203
O’Reilly Auto Parts I	Manitowoc	WI	8/19/2013	—	(1)	85	761	—	—	846	100
Lowe’s I	Aiken	SC	8/21/2013	—	(1)	1,764	7,056	—	—	8,820	775
Family Dollar II	Danville	AR	8/22/2013	—	(1)	170	679	—	—	849	89
Dollar General VI	Natalbany	LA	8/23/2013	—	(1)	379	883	—	—	1,262	116
Dollar General VII	Gasburg	VA	8/23/2013	—	(1)	52	993	—	—	1,045	130
Walgreens II	Tucker	GA	8/23/2013	—	(1)	—	2,524	—	—	2,524	353
Family Dollar III	Challis	ID	8/27/2013	—	(1)	44	828	—	—	872	108
Chili’s I	Lake Jackson	TX	8/30/2013	—	(1)	746	1,741	—	—	2,487	286
Chili’s I	Victoria	TX	8/30/2013	—	(1)	813	1,897	—	—	2,710	312
CVS I	Anniston	AL	8/30/2013	—	(1)	472	1,887	—	—	2,359	264
Joe’s Crab Shack I	Westminster	CO	8/30/2013	—	(1)	1,136	2,650	—	—	3,786	435
Joe’s Crab Shack I	Houston	TX	8/30/2013	—	(1)	1,169	2,171	—	—	3,340	357
Tire Kingdom I	Lake Wales	FL	9/4/2013	—	(1)	556	1,296	—	—	1,852	175
AutoZone II	Temple	GA	9/6/2013	—	(1)	569	854	—	—	1,423	112
Dollar General VIII	Stanleytown	VA	9/6/2013	—	(1)	185	1,049	—	—	1,234	137
Family Dollar IV	Oil City	LA	9/9/2013	—	(1)	76	685	—	—	761	90
Fresenius I	Montevallo	AL	9/12/2013	—	(1)	300	1,699	—	—	1,999	186
Dollar General IX	Mabelvale	AR	9/13/2013	—	(1)	38	723	—	—	761	95
Advance Auto I	Angola	IN	9/19/2013	—	(1)	35	671	—	—	706	85
Arby’s I	Hernando	MS	9/19/2013	—	(1)	624	1,455	—	—	2,079	231
CVS II	Holyoke	MA	9/19/2013	—	(1)	—	2,258	—	—	2,258	305
Walgreens III	Lansing	MI	9/19/2013	—	(1)	216	4,099	—	—	4,315	553
Walgreens IV	Beaumont	TX	9/20/2013	—	(1)	499	1,995	—	—	2,494	269

Appendix I-41

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
American Express Travel Related Services I	Salt Lake City	UT	9/24/2013	$—	(1)	$4,150	$32,789	$—	$—	$36,939	$5,782
American Express Travel Related Services I	Greensboro	NC	9/24/2013	—	(1)	1,620	41,401	—	—	43,021	6,764
AmeriCold I	Piedmont	SC	9/24/2013	—	(1)	3,030	24,067	—	—	27,097	3,303
AmeriCold I	Gaffney	SC	9/24/2013	—	(1)	1,360	5,666	—	—	7,026	778
AmeriCold I	Pendergrass	GA	9/24/2013	—	(1)	2,810	26,572	—	—	29,382	3,647
AmeriCold I	Gainesville	GA	9/24/2013	—	(1)	1,580	13,838	—	—	15,418	1,899
AmeriCold I	Cartersville	GA	9/24/2013	—	(1)	1,640	14,533	—	—	16,173	1,995
AmeriCold I	Douglas	GA	9/24/2013	—	(1)	750	7,076	—	—	7,826	971
AmeriCold I	Belvidere	IL	9/24/2013	—	(1)	2,170	17,843	—	—	20,013	2,449
AmeriCold I	Brooklyn Park	MN	9/24/2013	—	(1)	1,590	11,940	—	—	13,530	1,639
AmeriCold I	Zumbrota	MN	9/24/2013	—	(1)	2,440	18,152	—	—	20,592	2,491
Dollar General X	Greenwell Springs	LA	9/24/2013	—	(1)	114	1,029	—	—	1,143	130
Home Depot I	Valdosta	GA	9/24/2013	—	(1)	2,930	30,538	—	—	33,468	3,235
Home Depot I	Birmingham	AL	9/24/2013	—	(1)	3,660	33,667	—	—	37,327	3,567
L.A. Fitness I	Houston	TX	9/24/2013	—	(1)	2,540	8,379	—	—	10,919	941
National Tire & Battery I	San Antonio	TX	9/24/2013	—	(1)	577	577	—	—	1,154	75
New Breed Logistics I	Hanahan	SC	9/24/2013	—	(1)	2,940	19,171	—	—	22,111	2,631
SunTrust Bank I	Atlanta	GA	9/24/2013	—	(1)	2,190	5,666	—	—	7,856	583
SunTrust Bank I	Washington	DC	9/24/2013	—	(1)	590	2,366	—	—	2,956	285
SunTrust Bank I	New Smyrna Beach	FL	9/24/2013	—	(1)	740	2,859	—	—	3,599	345
SunTrust Bank I	Brooksville	FL	9/24/2013	—	(1)	360	127	—	—	487	15
SunTrust Bank I	West Palm Beach	FL	9/24/2013	—	(1)	520	2,264	—	—	2,784	273
SunTrust Bank I	Orlando	FL	9/24/2013	—	(1)	540	3,069	—	—	3,609	370
SunTrust Bank I	Orlando	FL	9/24/2013	—	(1)	410	2,078	—	—	2,488	251
SunTrust Bank I	Fort Pierce	FL	9/24/2013	—	(1)	720	1,434	—	—	2,154	173
SunTrust Bank I	Atlanta	GA	9/24/2013	—	(1)	570	1,152	—	—	1,722	139
SunTrust Bank I	Thomson	GA	9/24/2013	—	(1)	480	1,015	—	—	1,495	122
SunTrust Bank I	Waycross	GA	9/24/2013	—	(1)	300	1,425	—	—	1,725	172
SunTrust Bank I	Landover	MD	9/24/2013	—	(1)	630	1,310	—	—	1,940	158
SunTrust Bank I	Cary	NC	9/24/2013	—	(1)	370	841	—	—	1,211	101
SunTrust Bank I	Stokesdale	NC	9/24/2013	—	(1)	230	581	—	—	811	70
SunTrust Bank I	Summerfield	NC	9/24/2013	—	(1)	210	605	—	—	815	73
SunTrust Bank I	Waynesville	NC	9/24/2013	—	(1)	200	874	—	—	1,074	105
SunTrust Bank I	Fountain Inn	SC	9/24/2013	—	(1)	290	1,086	—	—	1,376	131
SunTrust Bank I	Nashville	TN	9/24/2013	—	(1)	190	666	—	—	856	80
SunTrust Bank I	Savannah	TN	9/24/2013	—	(1)	390	1,179	—	—	1,569	142
SunTrust Bank I	Chattanooga	TN	9/24/2013	—	(1)	220	781	—	—	1,001	94
SunTrust Bank I	Oak Ridge	TN	9/24/2013	—	(1)	500	1,277	—	—	1,777	154
SunTrust Bank I	Doswell	VA	9/24/2013	—	(1)	190	510	—	—	700	62
SunTrust Bank I	Vinton	VA	9/24/2013	—	(1)	120	366	—	—	486	44
SunTrust Bank I	New Market	VA	9/24/2013	—	(1)	330	948	—	—	1,278	114
SunTrust Bank I	Brunswick	GA	9/24/2013	—	(1)	80	249	—	—	329	30
SunTrust Bank I	Burlington	NC	9/24/2013	—	(1)	200	497	—	—	697	60
SunTrust Bank I	Pittsboro	NC	9/24/2013	—	(1)	100	304	—	—	404	37
SunTrust Bank I	Dunwoody	GA	9/24/2013	—	(1)	460	2,714	—	—	3,174	327
SunTrust Bank I	Athens	GA	9/24/2013	—	(1)	610	1,662	—	—	2,272	200
SunTrust Bank I	Spencer	NC	9/24/2013	—	(1)	280	717	—	—	997	86

Appendix I-42

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
SunTrust Bank I	Cleveland	TN	9/24/2013	$—	(1)	$170	$461	$—	$—	$631	$56
SunTrust Bank I	Nassawadox	VA	9/24/2013	—	(1)	70	484	—	—	554	58
Circle K I	Burlington	IA	9/25/2013	—	(1)	224	523	—	—	747	66
Circle K I	Clinton	IA	9/25/2013	—	(1)	334	779	—	—	1,113	98
Circle K I	Muscatine	IA	9/25/2013	—	(1)	274	821	—	—	1,095	104
Circle K I	Aledo	IL	9/25/2013	—	(1)	427	1,709	—	—	2,136	216
Circle K I	Bloomington	IL	9/25/2013	—	(1)	316	586	—	—	902	74
Circle K I	Bloomington	IL	9/25/2013	—	(1)	395	592	—	—	987	75
Circle K I	Champaign	IL	9/25/2013	—	(1)	412	504	—	—	916	64
Circle K I	Galesburg	IL	9/25/2013	—	(1)	355	829	—	—	1,184	105
Circle K I	Jacksonville	IL	9/25/2013	—	(1)	351	818	—	—	1,169	103
Circle K I	Jacksonville	IL	9/25/2013	—	(1)	316	474	—	—	790	60
Circle K I	Mattoon	IL	9/25/2013	—	(1)	608	1,129	—	—	1,737	143
Circle K I	Morton	IL	9/25/2013	—	(1)	350	525	—	—	875	66
Circle K I	Paris	IL	9/25/2013	—	(1)	429	797	—	—	1,226	101
Circle K I	Staunton	IL	9/25/2013	—	(1)	467	1,867	—	—	2,334	236
Circle K I	Vandalia	IL	9/25/2013	—	(1)	529	983	—	—	1,512	124
Circle K I	Virden	IL	9/25/2013	—	(1)	302	1,208	—	—	1,510	153
Circle K I	Lafayette	IN	9/25/2013	—	(1)	401	746	—	—	1,147	94
Circle K I	Bedford	OH	9/25/2013	—	(1)	702	702	—	—	1,404	89
Circle K I	Streetsboro	OH	9/25/2013	—	(1)	540	540	—	—	1,080	68
Walgreens V	Oklahoma City	OK	9/27/2013	—	(1)	1,295	3,884	—	—	5,179	524
Walgreens VI	Gillette	WY	9/27/2013	—	(1)	1,198	2,796	—	—	3,994	377
1st Constitution Bancorp I	Hightstown	NJ	9/30/2013	—	(1)	253	1,431	—	—	1,684	177
American Tire Distributors I	Chattanooga	TN	9/30/2013	—	(1)	382	7,249	—	—	7,631	1,047
FedEx Ground I	Watertown	SD	9/30/2013	—	(1)	136	2,581	—	—	2,717	354
Krystal I	Jacksonville	FL	9/30/2013	—	(1)	547	821	—	—	1,368	127
Krystal I	Columbus	GA	9/30/2013	—	(1)	136	1,220	—	—	1,356	204
Krystal I	Ft. Oglethorpe	GA	9/30/2013	—	(1)	185	1,051	—	—	1,236	162
Krystal I	Chattanooga	TN	9/30/2013	—	(1)	292	877	—	—	1,169	136
Krystal I	Cleveland	TN	9/30/2013	—	(1)	211	1,197	—	—	1,408	186
Krystal I	Madison	TN	9/30/2013	—	(1)	427	640	—	—	1,067	99
Merrill Lynch, Pierce, Fenner & Smith I	Hopewell	NJ	9/30/2013	—		1,854	40,257	—	—	42,111	5,127
Merrill Lynch, Pierce, Fenner & Smith I	Hopewell	NJ	9/30/2013	—		651	14,125	—	—	14,776	1,799
Merrill Lynch, Pierce, Fenner & Smith I	Hopewell	NJ	9/30/2013	—		3,619	78,581	—	—	82,200	9,921
O’Charley’s I	Lexington	KY	9/30/2013	—	(1)	675	1,574	—	—	2,249	151
O’Charley’s I	Conyers	GA	9/30/2013	—	(1)	315	1,784	—	—	2,099	335
O’Charley’s I	Southaven	MS	9/30/2013	—	(1)	756	1,405	—	—	2,161	246
O’Charley’s I	Daphne	AL	9/30/2013	—	(1)	225	2,026	—	—	2,251	202
O’Charley’s I	Kennesaw	GA	9/30/2013	—	(1)	225	2,022	—	—	2,247	203
O’Charley’s I	Springfield	OH	9/30/2013	—	(1)	329	1,864	—	—	2,193	235
O’Charley’s I	Murfreesboro	TN	9/30/2013	—	(1)	775	1,439	—	—	2,214	176
O’Charley’s I	Mcdonough	GA	9/30/2013	—	(1)	322	1,823	—	—	2,145	301
O’Charley’s I	Simpsonville	SC	9/30/2013	—	(1)	440	1,760	—	—	2,200	221

Appendix I-43

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)		Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
O’Charley’s I	Grove City	OH	9/30/2013	$—	(1)	$436	$1,745	$—	$—	$2,181		$245
O’Charley’s I	Clarksville	TN	9/30/2013	—	(1)	858	1,287	—	—	2,145		218
O’Charley’s I	Champaign	IL	9/30/2013	—	(1)	330	1,872	—	—	2,202		230
O’Charley’s I	Columbus	OH	9/30/2013	—	(1)	329	1,862	—	—	2,191		243
O’Charley’s I	Foley	AL	9/30/2013	—	(1)	331	1,875	—	—	2,206		237
O’Charley’s I	Corydon	IN	9/30/2013	—	(1)	330	1,870	—	—	2,200		233
O’Charley’s I	Salisbury	NC	9/30/2013	—	(1)	671	1,567	—	—	2,238		162
O’Charley’s I	Carrollton	GA	9/30/2013	—	(1)	672	1,568	—	—	2,240		169
O’Charley’s I	Lake Charles	LA	9/30/2013	—	(1)	948	1,159	—	—	2,107		217
O’Charley’s I	Hattiesburg	MS	9/30/2013	—	(1)	433	1,731	—	—	2,164		262
O’Charley’s I	Greenfield	IN	9/30/2013	—	(1)	665	1,552	—	—	2,217		188
Walgreens VII	Monroe	MI	9/30/2013	—	(1)	1,212	2,827	—	—	4,039		362
Walgreens VII	St Louis	MO	9/30/2013	—	(1)	955	2,228	—	—	3,183		284
Walgreens VII	Rockledge	FL	9/30/2013	—	(1)	1,093	2,030	—	—	3,123		261
Walgreens VII	Florissant	MO	9/30/2013	—	(1)	503	1,510	—	—	2,013		192
Walgreens VII	Florissant	MO	9/30/2013	—	(1)	596	1,391	—	—	1,987		177
Walgreens VII	Alton	IL	9/30/2013	—	(1)	1,216	3,649	—	—	4,865		469
Walgreens VII	Springfield	IL	9/30/2013	—	(1)	1,386	3,235	—	—	4,621		415
Walgreens VII	Washington	IL	9/30/2013	—	(1)	1,014	3,041	—	—	4,055		391
Walgreens VII	Bloomington	IL	9/30/2013	—	(1)	1,649	3,848	—	—	5,497		494
Walgreens VII	Mahomet	IL	9/30/2013	—	(1)	1,506	2,796	—	—	4,302		359
Tractor Supply II	Houghton	MI	10/3/2013	—	(1)	204	1,158	—	—	1,362		124
National Tire & Battery II	Mundelein	IL	10/4/2013	—	(1)	—	1,742	—	—	1,742		227
United Healthcare I	Howard (Green Bay)	WI	10/7/2013	—	(1)	3,790	54,998	—	—	51,370	(9)	2,851
Tractor Supply III	Harlan	KY	10/16/2013	—	(1)	248	2,232	—	—	2,480		231
Mattress Firm II	Knoxville	TN	10/18/2013	—	(1)	189	754	—	—	943		92
Dollar General XI	Greenville	MS	10/23/2013	—	(1)	192	769	—	—	961		94
Academy Sports I	Cape Girardeau	MO	10/29/2013	—	(1)	384	7,292	—	—	7,676		760
Talecris Plasma Resources I	Eagle Pass	TX	10/29/2013	—	(1)	286	2,577	—	—	2,863		262
Amazon I	Winchester	KY	10/30/2013	—	(1)	362	8,070	—	—	8,432		894
Fresenius II	Montclair	NJ	10/31/2013	—	(1)	1,214	2,255	—	—	3,469		230
Fresenius II	Sharon Hill	PA	10/31/2013	—	(1)	345	1,956	—	—	2,301		199
Dollar General XII	Le Center	MN	11/1/2013	—	(1)	47	886	—	—	933		108
Advance Auto II	Bunnell	FL	11/7/2013	—	(1)	92	1,741	—	—	1,833		212
Advance Auto II	Washington	GA	11/7/2013	—	(1)	55	1,042	—	—	1,097		127
Dollar General XIII	Vidor	TX	11/7/2013	—	(1)	46	875	—	—	921		106
FedEx Ground II	Leland	MS	11/12/2013	—	(1)	220	4,186	—	—	4,406		553
Burger King I	Algonquin	IL	11/14/2013	—	(1)	798	798	—	—	1,596		96
Burger King I	Antioch	IL	11/14/2013	—	(1)	706	471	—	—	1,177		57
Burger King I	Crystal Lake	IL	11/14/2013	—	(1)	541	232	—	—	773		28
Burger King I	Grayslake	IL	11/14/2013	—	(1)	582	476	—	—	1,058		57
Burger King I	Gurnee	IL	11/14/2013	—	(1)	931	931	—	—	1,862		112
Burger King I	McHenry	IL	11/14/2013	—	(1)	742	318	—	—	1,060		38
Burger King I	Round Lake Beach	IL	11/14/2013	—	(1)	1,273	1,042	—	—	2,315		125
Burger King I	Waukegan	IL	11/14/2013	—	(1)	611	611	—	—	1,222		73
Burger King I	Woodstock	IL	11/14/2013	—	(1)	869	290	—	—	1,159		35
Appendix I-44

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)		Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
Burger King I	Austintown	OH	11/14/2013	$—	(1)	$221	$1,251	$—	$—	$1,472		$150
Burger King I	Beavercreek	OH	11/14/2013	—	(1)	410	761	—	—	1,171		91
Burger King I	Celina	OH	11/14/2013	—	(1)	233	932	—	—	1,165		112
Burger King I	Chardon	OH	11/14/2013	—	(1)	332	497	—	—	829		60
Burger King I	Chesterland	OH	11/14/2013	—	(1)	320	747	—	—	1,067		90
Burger King I	Cortland	OH	11/14/2013	—	(1)	118	1,063	—	—	1,181		128
Burger King I	Dayton	OH	11/14/2013	—	(1)	464	862	—	—	1,326		103
Burger King I	Fairborn	OH	11/14/2013	—	(1)	421	982	—	—	1,403		118
Burger King I	Girard	OH	11/14/2013	—	(1)	421	1,264	—	—	1,685		152
Burger King I	Greenville	OH	11/14/2013	—	(1)	248	993	—	—	1,241		119
Burger King I	Madison	OH	11/14/2013	—	(1)	282	845	—	—	1,127		101
Burger King I	Mentor	OH	11/14/2013	—	(1)	196	786	—	—	982		94
Burger King I	Niles	OH	11/14/2013	—	(1)	304	1,214	—	—	1,518		146
Burger King I	North Royalton	OH	11/14/2013	—	(1)	156	886	—	—	1,042		106
Burger King I	Painesville	OH	11/14/2013	—	(1)	170	965	—	—	1,135		116
Burger King I	Poland	OH	11/14/2013	—	(1)	212	847	—	—	1,059		102
Burger King I	Ravenna	OH	11/14/2013	—	(1)	391	1,172	—	—	1,563		141
Burger King I	Salem	OH	11/14/2013	—	(1)	352	1,408	—	—	1,760		169
Burger King I	Trotwood	OH	11/14/2013	—	(1)	266	798	—	—	1,064		96
Burger King I	Twinsburg	OH	11/14/2013	—	(1)	458	850	—	—	1,308		102
Burger King I	Vandalia	OH	11/14/2013	—	(1)	182	728	—	—	910		87
Burger King I	Warren	OH	11/14/2013	—	(1)	176	997	—	—	1,173		120
Burger King I	Warren	OH	11/14/2013	—	(1)	168	1,516	—	—	1,684		182
Burger King I	Willoughby	OH	11/14/2013	—	(1)	394	920	—	—	1,314		110
Burger King I	Youngstown	OH	11/14/2013	—	(1)	300	901	—	—	1,201		108
Burger King I	Youngstown	OH	11/14/2013	—	(1)	186	1,675	—	—	1,861		201
Burger King I	Youngstown	OH	11/14/2013	—	(1)	147	1,324	—	—	1,471		159
Burger King I	Youngstown	OH	11/14/2013	—	(1)	370	1,481	—	—	1,851		178
Burger King I	Bethel Park	PA	11/14/2013	—	(1)	342	634	—	—	976		76
Burger King I	North Fayette	PA	11/14/2013	—	(1)	463	1,388	—	—	1,851		167
Burger King I	North Versailles	PA	11/14/2013	—	(1)	553	1,659	—	—	2,212		199
Burger King I	Columbiana	OH	11/14/2013	—	(1)	581	871	—	—	1,452		105
Dollar General XIV	Fort Smith	AR	11/20/2013	—	(1)	184	1,042	—	—	1,226		122
Dollar General XIV	Hot Springs	AR	11/20/2013	—	(1)	287	862	—	—	1,149		101
Dollar General XIV	Royal	AR	11/20/2013	—	(1)	137	777	—	—	914		91
Dollar General XV	Wilson	NY	11/20/2013	—	(1)	172	972	—	—	1,144		114
Mattress Firm I	McDonough	GA	11/22/2013	—	(1)	185	1,663	—	—	1,848		195
FedEx Ground III	Bismarck	ND	11/25/2013	—	(1)	554	3,139	—	—	3,693		399
Dollar General XVI	LaFollette	TN	11/27/2013	—	(1)	43	824	—	—	867		96
Family Dollar V	Carrollton	MO	11/27/2013	—	(1)	37	713	—	—	750		83
Walgreens VIII	Bettendorf	IA	12/6/2013	—	(1)	1,398	3,261	—	—	4,659		408
CVS III	Detroit	MI	12/10/2013	—	(1)	447	2,533	—	—	2,980		317
Family Dollar VI	Walden	CO	12/10/2013	—	(1)	100	568	—	—	668		66
Mattress Firm III	Valdosta	GA	12/17/2013	—	(1)	169	1,522	—	—	1,691		171
Arby’s II	Virginia	MN	12/23/2013	—	(1)	117	1,056	—	—	1,173		117
Family Dollar VI	Kremmling	CO	12/23/2013	—	(1)	194	778	—	—	972		87
SAAB Sensis I	Syracuse	NY	12/23/2013	8,190		1,731	15,580	—	—	15,086	(9)	714
Citizens Bank I	Doylestown	PA	12/27/2013	—	(1)	588	1,373	—	—	1,961		147

Appendix I-45

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
Citizens Bank I	Lansdale	PA	12/27/2013	$—	(1)	$531	$1,238	$—	$—	$1,769	$133
Citizens Bank I	Lima	PA	12/27/2013	—	(1)	1,376	1,682	—	—	3,058	180
Citizens Bank I	Philadelphia	PA	12/27/2013	—	(1)	473	2,680	—	—	3,153	287
Citizens Bank I	Philadelphia	PA	12/27/2013	—	(1)	412	2,337	—	—	2,749	250
Citizens Bank I	Philadelphia	PA	12/27/2013	—	(1)	321	2,889	—	—	3,210	310
Citizens Bank I	Philadelphia	PA	12/27/2013	—	(1)	388	1,551	—	—	1,939	166
Citizens Bank I	Richboro	PA	12/27/2013	—	(1)	642	1,193	—	—	1,835	128
Citizens Bank I	Wayne	PA	12/27/2013	—	(1)	1,923	1,923	—	—	3,846	206
Walgreens IX	Waterford	MI	1/3/2014	—	(1)	514	4,531	—	—	5,045	239
SunTrust Bank II	Lakeland	FL	1/8/2014	—	(2)	590	705	—	—	1,295	48
SunTrust Bank II	Pensacola	FL	1/8/2014	—	(2)	513	297	—	—	810	21
SunTrust Bank II	Plant City	FL	1/8/2014	—	(2)	499	1,139	—	—	1,638	71
SunTrust Bank II	Vero Beach	FL	1/8/2014	—	(2)	825	2,682	—	—	3,507	149
SunTrust Bank II	Osprey	FL	1/8/2014	—	(2)	450	2,086	—	—	2,536	131
SunTrust Bank II	Panama City	FL	1/8/2014	—	(2)	484	1,075	—	—	1,559	65
SunTrust Bank II	Miami	FL	1/8/2014	—	(2)	3,187	3,224	—	—	6,411	182
SunTrust Bank II	Winter Park	FL	1/8/2014	—	(2)	2,264	1,079	—	—	3,343	68
SunTrust Bank II	Fruitland Park	FL	1/8/2014	—	(2)	305	785	—	—	1,090	50
SunTrust Bank II	Seminole	FL	1/8/2014	—	(2)	1,329	3,486	—	—	4,815	191
SunTrust Bank II	Okeechobee	FL	1/8/2014	—	(2)	339	1,569	—	—	1,908	113
SunTrust Bank II	Norcross	GA	1/8/2014	—	(2)	660	252	—	—	912	17
SunTrust Bank II	Douglasville	GA	1/8/2014	—	(2)	410	749	—	—	1,159	44
SunTrust Bank II	Duluth	GA	1/8/2014	—	(2)	1,081	2,111	—	—	3,192	119
SunTrust Bank II	Atlanta	GA	1/8/2014	—	(2)	1,071	2,293	—	—	3,364	131
SunTrust Bank II	Kennesaw	GA	1/8/2014	—	(2)	930	1,727	—	—	2,657	101
SunTrust Bank II	Cockeysville	MD	1/8/2014	—	(2)	2,184	479	—	—	2,663	27
SunTrust Bank II	Apex	NC	1/8/2014	—	(2)	296	1,240	—	—	1,536	68
SunTrust Bank II	Arden	NC	1/8/2014	—	(2)	374	216	—	—	590	15
SunTrust Bank II	Greensboro	NC	1/8/2014	—	(2)	650	712	—	—	1,362	47
SunTrust Bank II	Greensboro	NC	1/8/2014	—	(2)	326	633	—	—	959	37
SunTrust Bank II	Salisbury	NC	1/8/2014	—	(2)	264	293	—	—	557	22
SunTrust Bank II	Mauldin	SC	1/8/2014	—	(2)	542	704	—	—	1,246	46
SunTrust Bank II	Nashville	TN	1/8/2014	—	(2)	890	504	—	—	1,394	35
SunTrust Bank II	Chattanooga	TN	1/8/2014	—	(2)	358	564	—	—	922	33
SunTrust Bank II	East Ridge	TN	1/8/2014	—	(2)	276	475	—	—	751	31
SunTrust Bank II	Fredericksburg	VA	1/8/2014	—	(2)	1,623	446	—	—	2,069	31
SunTrust Bank II	Lynchburg	VA	1/8/2014	—	(2)	584	1,255	—	—	1,839	74
SunTrust Bank II	Chesapeake	VA	1/8/2014	—	(2)	490	695	—	—	1,185	42
SunTrust Bank II	Bushnell	FL	1/8/2014	—	(2)	385	1,216	—	—	1,601	64
Mattress Firm IV	Meridian	ID	1/9/2014	—	(1)	691	1,193	—	—	1,884	71
Dollar General XII	Sunrise Beach	MO	1/15/2014	—	(1)	105	795	—	—	900	67
FedEx Ground IV	Council Bluffs	IA	1/24/2014	—	(1)	768	3,908	—	—	4,676	240
Mattress Firm V	Florence	AL	1/28/2014	—	(1)	299	1,478	—	—	1,777	84
Mattress Firm I	Aiken	SC	2/5/2014	—	(1)	426	1,029	—	—	1,455	68
Family Dollar VII	Bernice	LA	2/7/2014	—	(1)	51	527	—	—	578	31
Aaron’s I	Erie	PA	2/10/2014	—	(1)	126	708	—	—	834	38
AutoZone III	Caro	MI	2/13/2014	—	(1)	135	855	—	—	990	48
C&S Wholesale Grocer I	Westfield	MA	2/21/2014	29,500		12,050	29,727	—	—	41,777	1,771

Appendix I-46

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
C&S Wholesale Grocer I	Hatfield (North)	MA	2/21/2014	$20,280		$1,951	$27,528	$—	$—	$29,479	$1,627
C&S Wholesale Grocer I	Hatfield (South)	MA	2/21/2014	10,000		1,420	14,169	—	—	15,589	677
C&S Wholesale Grocer I	Aberdeen	MD	2/21/2014	22,533		3,615	27,684	—	—	31,299	1,297
C&S Wholesale Grocer I	Birmingham	AL	2/21/2014	—	(1)	4,951	36,894	—	—	41,845	1,737
Advance Auto III	Taunton	MA	2/25/2014	—	(1)	404	1,148	—	—	1,552	57
Family Dollar VIII	Dexter	NM	3/3/2014	—	(1)	79	745	—	—	824	48
Family Dollar VIII	Hale Center	TX	3/3/2014	—	(1)	111	624	—	—	735	40
Family Dollar VIII	Plains	TX	3/3/2014	—	(1)	100	624	—	—	724	40
Dollar General XVII	Tullos	LA	3/5/2014	—	(1)	114	736	—	—	850	41
SunTrust Bank III	Killen	AL	3/10/2014	—	(3)	91	637	—	—	728	39
SunTrust Bank III	Muscle Shoals	AL	3/10/2014	—	(3)	242	1,480	—	—	1,722	87
SunTrust Bank III	Sarasota	FL	3/10/2014	—	(3)	741	852	—	—	1,593	50
SunTrust Bank III	Vero Beach	FL	3/10/2014	—	(3)	675	483	—	—	1,158	31
SunTrust Bank III	Fort Meade	FL	3/10/2014	—	(3)	175	2,375	—	—	2,550	121
SunTrust Bank III	Port St. Lucie	FL	3/10/2014	—	(3)	913	1,772	—	—	2,685	99
SunTrust Bank III	Mulberry	FL	3/10/2014	—	(3)	406	753	—	—	1,159	43
SunTrust Bank III	Gainesville	FL	3/10/2014	—	(3)	458	2,139	—	—	2,597	110
SunTrust Bank III	Gainesville	FL	3/10/2014	—	(3)	457	816	—	—	1,273	47
SunTrust Bank III	Gulf Breeze	FL	3/10/2014	—	(3)	1,092	1,569	—	—	2,661	87
SunTrust Bank III	Sarasota	FL	3/10/2014	—	(3)	955	1,329	—	—	2,284	73
SunTrust Bank III	Hobe Sound	FL	3/10/2014	—	(3)	442	1,521	—	—	1,963	80
SunTrust Bank III	Port St. Lucie	FL	3/10/2014	—	(3)	996	872	—	—	1,868	52
SunTrust Bank III	Mount Dora	FL	3/10/2014	—	(3)	570	1,933	—	—	2,503	99
SunTrust Bank III	Daytona Beach	FL	3/10/2014	—	(3)	376	1,379	—	—	1,755	76
SunTrust Bank III	Lutz	FL	3/10/2014	—	(3)	438	1,477	—	—	1,915	75
SunTrust Bank III	Jacksonville	FL	3/10/2014	—	(3)	871	372	—	—	1,243	24
SunTrust Bank III	Jacksonville	FL	3/10/2014	—	(3)	366	1,136	—	—	1,502	61
SunTrust Bank III	Boca Raton	FL	3/10/2014	—	(3)	1,617	690	—	—	2,307	39
SunTrust Bank III	Tamarac	FL	3/10/2014	—	(3)	997	1,241	—	—	2,238	68
SunTrust Bank III	Pompano Beach	FL	3/10/2014	—	(3)	886	2,024	—	—	2,910	103
SunTrust Bank III	St. Cloud	FL	3/10/2014	—	(3)	1,046	1,887	—	—	2,933	100
SunTrust Bank III	Ormond Beach	FL	3/10/2014	—	(3)	1,047	1,566	—	—	2,613	89
SunTrust Bank III	Daytona Beach	FL	3/10/2014	—	(3)	443	1,586	—	—	2,029	89
SunTrust Bank III	Ormond Beach	FL	3/10/2014	—	(3)	854	1,385	—	—	2,239	76
SunTrust Bank III	Ormond Beach	FL	3/10/2014	—	(3)	873	2,235	—	—	3,108	115
SunTrust Bank III	Brooksville	FL	3/10/2014	—	(3)	460	954	—	—	1,414	55
SunTrust Bank III	Inverness	FL	3/10/2014	—	(3)	867	2,559	—	—	3,426	136
SunTrust Bank III	Indian Harbour Beach	FL	3/10/2014	—	(3)	914	1,181	—	—	2,095	89
SunTrust Bank III	Melbourne	FL	3/10/2014	—	(3)	772	1,927	—	—	2,699	102
SunTrust Bank III	Orlando	FL	3/10/2014	—	(3)	1,234	1,125	—	—	2,359	63
SunTrust Bank III	Orlando	FL	3/10/2014	—	(3)	874	1,922	—	—	2,796	100
SunTrust Bank III	St. Petersburg	FL	3/10/2014	—	(3)	803	1,043	—	—	1,846	56
SunTrust Bank III	Casselberry	FL	3/10/2014	—	(3)	609	2,443	—	—	3,052	126
SunTrust Bank III	Rockledge	FL	3/10/2014	—	(3)	742	1,126	—	—	1,868	61
SunTrust Bank III	New Smyrna Beach	FL	3/10/2014	—	(3)	244	1,245	—	—	1,489	67
SunTrust Bank III	New Port Richey	FL	3/10/2014	—	(3)	602	1,104	—	—	1,706	60
SunTrust Bank III	Tampa	FL	3/10/2014	—	(3)	356	1,042	—	—	1,398	66

Appendix I-47

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
SunTrust Bank III	Lakeland	FL	3/10/2014	$—	(3)	$927	$1,594	$—	$—	$2,521	$100
SunTrust Bank III	Ocala	FL	3/10/2014	—	(3)	347	1,336	—	—	1,683	98
SunTrust Bank III	St. Petersburg	FL	3/10/2014	—	(3)	211	1,237	—	—	1,448	67
SunTrust Bank III	Atlanta	GA	3/10/2014	—	(3)	3,027	4,873	—	—	7,900	237
SunTrust Bank III	Atlanta	GA	3/10/2014	—	(3)	4,422	1,559	—	—	5,981	84
SunTrust Bank III	Atlanta	GA	3/10/2014	—	(3)	2,469	1,716	—	—	4,185	87
SunTrust Bank III	Stone Mountain	GA	3/10/2014	—	(3)	605	522	—	—	1,127	28
SunTrust Bank III	Lithonia	GA	3/10/2014	—	(3)	212	770	—	—	982	41
SunTrust Bank III	Union City	GA	3/10/2014	—	(3)	400	542	—	—	942	31
SunTrust Bank III	Peachtree City	GA	3/10/2014	—	(3)	887	2,242	—	—	3,129	121
SunTrust Bank III	Stockbridge	GA	3/10/2014	—	(3)	358	760	—	—	1,118	43
SunTrust Bank III	Conyers	GA	3/10/2014	—	(3)	205	1,334	—	—	1,539	68
SunTrust Bank III	Morrow	GA	3/10/2014	—	(3)	400	1,759	—	—	2,159	90
SunTrust Bank III	Marietta	GA	3/10/2014	—	(3)	2,168	1,169	—	—	3,337	67
SunTrust Bank III	Marietta	GA	3/10/2014	—	(3)	1,087	2,056	—	—	3,143	103
SunTrust Bank III	Thomson	GA	3/10/2014	—	(3)	91	719	—	—	810	43
SunTrust Bank III	Evans	GA	3/10/2014	—	(3)	969	2,103	—	—	3,072	119
SunTrust Bank III	Savannah	GA	3/10/2014	—	(3)	224	1,116	—	—	1,340	59
SunTrust Bank III	Savannah	GA	3/10/2014	—	(3)	458	936	—	—	1,394	59
SunTrust Bank III	Macon	GA	3/10/2014	—	(3)	214	771	—	—	985	46
SunTrust Bank III	Albany	GA	3/10/2014	—	(3)	260	531	—	—	791	40
SunTrust Bank III	Sylvester	GA	3/10/2014	—	(3)	242	845	—	—	1,087	47
SunTrust Bank III	Brunswick	GA	3/10/2014	—	(3)	384	888	—	—	1,272	50
SunTrust Bank III	Athens	GA	3/10/2014	—	(3)	427	472	—	—	899	39
SunTrust Bank III	Cartersville	GA	3/10/2014	—	(3)	658	1,734	—	—	2,392	90
SunTrust Bank III	Annapolis	MD	3/10/2014	—	(3)	3,331	1,655	—	—	4,986	76
SunTrust Bank III	Glen Burnie	MD	3/10/2014	—	(3)	2,307	1,236	—	—	3,543	61
SunTrust Bank III	Cambridge	MD	3/10/2014	—	(3)	1,130	1,265	—	—	2,395	60
SunTrust Bank III	Avondale	MD	3/10/2014	—	(3)	1,760	485	—	—	2,245	27
SunTrust Bank III	Asheboro	NC	3/10/2014	—	(3)	458	774	—	—	1,232	44
SunTrust Bank III	Bessemer City	NC	3/10/2014	—	(3)	212	588	—	—	800	32
SunTrust Bank III	Charlotte	NC	3/10/2014	—	(3)	529	650	—	—	1,179	34
SunTrust Bank III	Charlotte	NC	3/10/2014	—	(3)	563	750	—	—	1,313	44
SunTrust Bank III	Dunn	NC	3/10/2014	—	(3)	384	616	—	—	1,000	37
SunTrust Bank III	Durham	NC	3/10/2014	—	(3)	488	742	—	—	1,230	39
SunTrust Bank III	Durham	NC	3/10/2014	—	(3)	284	506	—	—	790	33
SunTrust Bank III	Greensboro	NC	3/10/2014	—	(3)	488	794	—	—	1,282	46
SunTrust Bank III	Harrisburg	NC	3/10/2014	—	(3)	151	389	—	—	540	25
SunTrust Bank III	Hendersonville	NC	3/10/2014	—	(3)	468	945	—	—	1,413	51
SunTrust Bank III	Lenoir	NC	3/10/2014	—	(3)	1,021	3,980	—	—	5,001	196
SunTrust Bank III	Lexington	NC	3/10/2014	—	(3)	129	266	—	—	395	22
SunTrust Bank III	Mebane	NC	3/10/2014	—	(3)	500	887	—	—	1,387	46
SunTrust Bank III	Oxford	NC	3/10/2014	—	(3)	530	1,727	—	—	2,257	86
SunTrust Bank III	Rural Hall	NC	3/10/2014	—	(3)	158	193	—	—	351	13
SunTrust Bank III	Stanley	NC	3/10/2014	—	(3)	183	398	—	—	581	27
SunTrust Bank III	Sylva	NC	3/10/2014	—	(3)	51	524	—	—	575	24
SunTrust Bank III	Walnut Cove	NC	3/10/2014	—	(3)	212	690	—	—	902	35
SunTrust Bank III	Winston-Salem	NC	3/10/2014	—	(3)	362	513	—	—	875	29
Appendix I-48

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
SunTrust Bank III	Yadkinville	NC	3/10/2014	$—	(3)	$438	$765	$—	$—	$1,203	$40
SunTrust Bank III	Greenville	SC	3/10/2014	—	(3)	377	871	—	—	1,248	47
SunTrust Bank III	Greenville	SC	3/10/2014	—	(3)	264	684	—	—	948	38
SunTrust Bank III	Greenville	SC	3/10/2014	—	(3)	590	1,007	—	—	1,597	58
SunTrust Bank III	Greenville	SC	3/10/2014	—	(3)	449	1,640	—	—	2,089	109
SunTrust Bank III	Nashville	TN	3/10/2014	—	(3)	204	740	—	—	944	37
SunTrust Bank III	Nashville	TN	3/10/2014	—	(3)	1,776	1,601	—	—	3,377	96
SunTrust Bank III	Brentwood	TN	3/10/2014	—	(3)	885	1,987	—	—	2,872	104
SunTrust Bank III	Brentwood	TN	3/10/2014	—	(3)	996	1,536	—	—	2,532	81
SunTrust Bank III	Smyrna	TN	3/10/2014	—	(3)	501	767	—	—	1,268	46
SunTrust Bank III	Murfreesboro	TN	3/10/2014	—	(3)	451	847	—	—	1,298	42
SunTrust Bank III	Murfreesboro	TN	3/10/2014	—	(3)	262	182	—	—	444	14
SunTrust Bank III	Soddy Daisy	TN	3/10/2014	—	(3)	338	624	—	—	962	32
SunTrust Bank III	Signal Mountain	TN	3/10/2014	—	(3)	296	697	—	—	993	37
SunTrust Bank III	Chattanooga	TN	3/10/2014	—	(3)	419	811	—	—	1,230	42
SunTrust Bank III	Chattanooga	TN	3/10/2014	—	(3)	191	335	—	—	526	18
SunTrust Bank III	Kingsport	TN	3/10/2014	—	(3)	162	260	—	—	422	16
SunTrust Bank III	Loudon	TN	3/10/2014	—	(3)	331	541	—	—	872	29
SunTrust Bank III	Morristown	TN	3/10/2014	—	(3)	214	444	—	—	658	33
SunTrust Bank III	Richmond	VA	3/10/2014	—	(3)	153	313	—	—	466	20
SunTrust Bank III	Richmond	VA	3/10/2014	—	(3)	233	214	—	—	447	14
SunTrust Bank III	Fairfax	VA	3/10/2014	—	(3)	2,835	1,081	—	—	3,916	56
SunTrust Bank III	Lexington	VA	3/10/2014	—	(3)	122	385	—	—	507	23
SunTrust Bank III	Roanoke	VA	3/10/2014	—	(3)	316	734	—	—	1,050	39
SunTrust Bank III	Radford	VA	3/10/2014	—	(3)	137	203	—	—	340	12
SunTrust Bank III	Williamsburg	VA	3/10/2014	—	(3)	447	585	—	—	1,032	35
SunTrust Bank III	Onancock	VA	3/10/2014	—	(3)	829	1,300	—	—	2,129	64
SunTrust Bank III	Accomac	VA	3/10/2014	—	(3)	149	128	—	—	277	7
SunTrust Bank III	Painter	VA	3/10/2014	—	(3)	89	259	—	—	348	16
SunTrust Bank III	Stafford	VA	3/10/2014	—	(3)	2,130	1,714	—	—	3,844	89
SunTrust Bank III	Roanoke	VA	3/10/2014	—	(3)	753	1,165	—	—	1,918	64
SunTrust Bank III	Melbourne	FL	3/10/2014	—	(3)	788	1,888	—	—	2,676	97
SunTrust Bank III	Bethesda	MD	3/10/2014	—	(3)	7,460	2,822	—	—	10,282	130
SunTrust Bank III	Raleigh	NC	3/10/2014	—	(3)	629	1,581	—	—	2,210	76
SunTrust Bank III	Richmond	VA	3/10/2014	—	(3)	3,141	7,441	—	—	10,582	447
SunTrust Bank IV	Lake Mary	FL	3/10/2014	—	(4)	1,911	2,849	—	—	4,760	146
SunTrust Bank IV	Bayonet Point	FL	3/10/2014	—	(4)	528	1,172	—	—	1,700	63
SunTrust Bank IV	Marianna	FL	3/10/2014	—	(4)	134	3,069	—	—	3,203	146
SunTrust Bank IV	St. Augustine	FL	3/10/2014	—	(4)	489	2,129	—	—	2,618	108
SunTrust Bank IV	Deltona	FL	3/10/2014	—	(4)	631	1,512	—	—	2,143	86
SunTrust Bank IV	Spring Hill	FL	3/10/2014	—	(4)	673	2,550	—	—	3,223	128
SunTrust Bank IV	Pembroke Pines	FL	3/10/2014	—	(4)	1,688	548	—	—	2,236	36
SunTrust Bank IV	Palm Coast	FL	3/10/2014	—	(4)	447	1,548	—	—	1,995	84
SunTrust Bank IV	Clearwater	FL	3/10/2014	—	(4)	783	1,936	—	—	2,719	96
SunTrust Bank IV	Clearwater	FL	3/10/2014	—	(4)	353	1,863	—	—	2,216	97
SunTrust Bank IV	Ocala	FL	3/10/2014	—	(4)	581	1,091	—	—	1,672	67
SunTrust Bank IV	Ocala	FL	3/10/2014	—	(4)	559	750	—	—	1,309	51
SunTrust Bank IV	Chamblee	GA	3/10/2014	—	(4)	1,029	813	—	—	1,842	47

Appendix I-49

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(In thousands)			Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(5)(6)	Accumulated Depreciation(7)(8)
Property	City	State				Land	Building and Improvements	Land	Building and Improvements
SunTrust Bank IV	Stone Mountain	GA	3/10/2014	$—	(4)	$461	$475	$—	$—	$936	$26
SunTrust Bank IV	Columbus	GA	3/10/2014	—	(4)	417	1,395	—	—	1,812	74
SunTrust Bank IV	Madison	GA	3/10/2014	—	(4)	304	612	—	—	916	30
SunTrust Bank IV	Prince Frederick	MD	3/10/2014	—	(4)	2,431	940	—	—	3,371	54
SunTrust Bank IV	Charlotte	NC	3/10/2014	—	(4)	651	444	—	—	1,095	30
SunTrust Bank IV	Creedmoor	NC	3/10/2014	—	(4)	306	789	—	—	1,095	43
SunTrust Bank IV	Greensboro	NC	3/10/2014	—	(4)	619	742	—	—	1,361	50
SunTrust Bank IV	Pittsboro	NC	3/10/2014	—	(4)	61	510	—	—	571	24
SunTrust Bank IV	Roxboro	NC	3/10/2014	—	(4)	234	1,100	—	—	1,334	54
SunTrust Bank IV	Liberty	SC	3/10/2014	—	(4)	254	911	—	—	1,165	46
SunTrust Bank IV	Nashville	TN	3/10/2014	—	(4)	1,035	745	—	—	1,780	39
SunTrust Bank IV	Lebanon	TN	3/10/2014	—	(4)	851	1,102	—	—	1,953	59
SunTrust Bank IV	Johnson City	TN	3/10/2014	—	(4)	174	293	—	—	467	20
SunTrust Bank IV	Gloucester	VA	3/10/2014	—	(4)	154	2,281	—	—	2,435	115
SunTrust Bank IV	Collinsville	VA	3/10/2014	—	(4)	215	555	—	—	770	30
SunTrust Bank IV	Stuart	VA	3/10/2014	—	(4)	374	1,532	—	—	1,906	79
SunTrust Bank IV	Douglas	GA	3/10/2014	—	(4)	73	1,248	—	—	1,321	63
Dollar General XVIII	Deville	LA	3/19/2014	—	(1)	93	741	—	—	834	39
Mattress Firm I	Holland	MI	3/19/2014	—	(1)	507	1,014	—	—	1,521	59
Sanofi US I	Bridgewater	NJ	3/20/2014	125,000		16,009	194,287	—	—	210,296	9,110
Dollar General XVII	Hornbeck	LA	3/25/2014	—	(1)	82	780	—	—	862	41
Family Dollar IX	Fannettsburg	PA	4/8/2014	—	(1)	165	803	—	—	968	41
Mattress Firm I	Saginaw	MI	4/8/2014	—	(1)	337	1,140	—	—	1,477	63
Bi-Lo I	Greenville	SC	5/8/2014	—	(1)	1,504	4,770	—	—	6,274	227
Stop & Shop I	Bristol	RI	5/8/2014	7,849		2,860	10,010	—	—	12,870	464
Stop & Shop I	Cumberland	RI	5/8/2014	—	(1)	3,295	13,693	—	—	16,988	652
Stop & Shop I	Framingham	MA	5/8/2014	8,721		3,971	12,289	—	—	16,260	532
Stop & Shop I	Hyde Park	NY	5/8/2014	—	(1)	3,154	10,646	—	—	13,800	492
Stop & Shop I	Malden	MA	5/8/2014	11,957		4,418	15,195	—	—	19,613	655
Stop & Shop I	Sicklerville	NJ	5/8/2014	—	(1)	2,367	9,873	—	—	12,240	444
Stop & Shop I	Southington	CT	5/8/2014	—	(1)	3,238	13,169	—	—	16,407	600
Stop & Shop I	Swampscott	MA	5/8/2014	10,409		3,644	12,982	—	—	16,626	560
Dollar General XVII	Forest Hill	LA	5/12/2014	—	(1)	83	728	—	—	811	37
Dollar General XIX	Chelsea	OK	5/13/2014	—	(1)	231	919	—	—	1,150	51
Dollar General XX	Brookhaven	MS	5/14/2014	—	(1)	186	616	—	—	802	30
Dollar General XX	Columbus	MS	5/14/2014	—	(1)	370	491	—	—	861	28
Dollar General XX	Forest	MS	5/14/2014	—	(1)	72	856	—	—	928	40
Dollar General XX	Rolling Fork	MS	5/14/2014	—	(1)	244	929	—	—	1,173	44
Dollar General XX	West Point	MS	5/14/2014	—	(1)	318	506	—	—	824	30
Dollar General XXI	Huntington	WV	5/29/2014	—	(1)	101	1,101	—	—	1,202	56
Dollar General XXII	Warren	IN	5/30/2014	—	(1)	88	962	—	—	1,050	41
Encumbrances allocated based on notes below				799,209
Total				$1,053,648		$358,955	$1,549,787	$—	$—	$1,899,099	$141,594

(1)	These properties collateralize a multi-tenant mortgage loan, which had $649.5 million outstanding as of December 31, 2015.

Appendix I-50

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part I – (continued)
December 31, 2015

(2)	These properties collateralize a mortgage note payable of $25.0 million as of December 31, 2015.
(3)	These properties collateralize a mortgage note payable of $99.7 million as of December 31, 2015.
(4)	These properties collateralize a mortgage note payable of $25.0 million as of December 31, 2015.
(5)	Acquired intangible lease assets allocated to individual properties in the amount of $319.0 million are not reflected in the table above.
(6)	The tax basis of aggregate land, buildings and improvements as of December 31, 2015 is $2.1 billion.
(7)	The accumulated depreciation column excludes $73.8 million of accumulated amortization associated with acquired intangible lease assets.
(8)	Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements and five years for fixtures.
(9)	The gross amount of aggregate land and building and improvements carried at December 31, 2015 reflects the impact of final purchase price allocations, recorded as of December 31, 2014, which results in decreases from initial costs of aggregate land and building improvements at United Healthcare I and SAAB Sensis I of $7.4 million and $2.2 million, respectively.

Appendix I-51

AMERICAN FINANCE TRUST, INC.

Real Estate and Accumulated Depreciation
Schedule III — Part II
December 31, 2015

The following is a summary of activity for real estate and accumulated depreciation for the years ended December 31, 2015 and 2014 and the period from January 22, 2013 (date of inception) to December 31, 2013:

(In thousands)	Year Ended December 31, 2015	Year Ended December 31, 2014	Period from January 22, 2013 (date of inception) to December 31, 2013
Real estate investments, at cost:
Balance at beginning of year	$1,899,099	$1,016,599	$—
Additions – acquisitions	—	882,500	1,016,599
Disposals	—	—	—
Balance at end of the year	$1,899,099	$1,899,099	$1,016,599
Accumulated depreciation:
Balance at beginning of year	$74,648	$12,077	$—
Depreciation expense	66,946	62,571	12,077
Disposals	—	—	—
Balance at end of the year	$141,594	$74,648	$12,077

Appendix I-52

AMERICAN FINANCE TRUST, INC.

Mortgage Loans on Real Estate
Schedule IV
December 31, 2015

(Dollar amounts in thousands)
Loan Type	Property Type	Par Value	Carrying Amount	Interest Rate	Payment Terms	Maturity Date
Senior	Student Housing – Multifamily	$17,200	$17,135	1M LIBOR + 4.5%	Interest Only	Nov. 2018
Senior	Retail	18,150	16,884	1M LIBOR + 4.1%	Interest Only	Aug. 2018(1)
Senior	Hospitality	44,500	40,000	1M LIBOR + 4.5%	Interest Only	Sep. 2018(1)
		$79,850	$74,019

(1)	Held for sale as of December 31, 2015.

Appendix I-53

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$345,221	$358,278
Buildings, fixtures and improvements	1,555,548	1,540,821
Acquired intangible lease assets	319,268	319,028
Total real estate investments, at cost	2,220,037	2,218,127
Less: accumulated depreciation and amortization	(291,207)	(215,427)
Total real estate investments, net	1,928,830	2,002,700
Cash and cash equivalents	143,386	130,500
Restricted cash	7,890	7,887
Commercial mortgage loan, held for investment, net	17,163	17,135
Prepaid expenses and other assets	27,273	21,982
Deferred costs, net	4,859	—
Assets held for sale	—	56,884
Total assets	$2,129,401	$2,237,088
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable, net of deferred financing costs	$1,022,344	$1,033,582
Mortgage premiums, net	11,671	14,892
Market lease liabilities, net	15,460	18,133
Accounts payable and accrued expenses (including $676 and $541 due to related parties as of September 30, 2016 and December 31, 2015, respectively)	15,581	24,964
Deferred rent and other liabilities	7,704	9,569
Distributions payable	8,902	9,199
Total liabilities	1,081,662	1,110,339
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 65,805,432 and 64,961,256 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	658	650
Additional paid-in capital	1,449,647	1,429,294
Accumulated deficit	(402,566)	(303,195)
Total stockholders’ equity	1,047,739	1,126,749
Total liabilities and stockholders’ equity	$2,129,401	$2,237,088

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix I-54

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Rental income	$41,357	$40,218	$123,033	$120,649
Operating expense reimbursements	3,162	3,105	8,979	8,809
Interest income from debt investments	239	728	809	728
Total revenues	44,758	44,051	132,821	130,186
Operating expenses:
Asset management fees to related party	4,500	4,413	13,500	8,509
Property operating	3,511	3,525	10,131	10,051
Impairment charges	117	—	117	—
Acquisition and transaction related	4,381	946	5,458	1,452
General and administrative	2,998	2,607	8,840	8,106
Depreciation and amortization	25,446	25,387	76,477	76,160
Total operating expenses	40,953	36,878	114,523	104,278
Operating income	3,805	7,173	18,298	25,908
Other (expense) income:
Interest expense	(12,574)	(11,297)	(37,533)	(27,696)
Loss on extinguishment of debt	—	(7,564)	—	(7,564)
Distribution income from other real estate securities	—	25	—	363
Gain on sale of other real estate securities	—	192	—	738
Gain on sale of real estate investments	—	—	454	—
Other income	40	43	121	100
Total other expense, net	(12,534)	(18,601)	(36,958)	(34,059)
Net loss	$(8,729)	$(11,428)	$(18,660)	$(8,151)
Other comprehensive loss:
Change in unrealized income on investment securities	—	(562)	—	(746)
Comprehensive loss	$(8,729)	$(11,990)	$(18,660)	$(8,897)
Basic net loss per share	$(0.13)	$(0.17)	$(0.29)	$(0.12)
Diluted net loss per share	$(0.13)	$(0.17)	$(0.29)	$(0.12)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix I-55

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2016
(In thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, December 31, 2015	64,961,256	$650	$1,429,294	$(303,195)	$1,126,749
Common stock issued through distribution reinvestment plan	848,307	8	20,491	—	20,499
Common stock repurchases	(7,854)	—	(190)	—	(190)
Share-based compensation	3,723	—	52	—	52
Distributions declared	—	—	—	(80,711)	(80,711)
Net loss	—	—	—	(18,660)	(18,660)
Balance, September 30, 2016	65,805,432	$658	$1,449,647	$(402,566)	$1,047,739

The accompanying notes are an integral part of this unaudited consolidated financial statement.

Appendix I-56

AMERICAN FINANCE TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(18,660)	$(8,151)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	50,595	50,210
Amortization of in-place lease assets	25,841	25,950
Amortization (including accelerated write-off) of deferred costs	3,408	11,497
Amortization of mortgage premiums on borrowings	(3,221)	(5,624)
Discount accretion and premium amortization on investments, net	(28)	(18)
Amortization of market lease intangibles, net	506	1,249
Share-based compensation	52	40
Gain on sale of real estate investments	(454)	—
Impairment charges	117	—
Gain on sale of other real estate securities	—	(738)
Changes in assets and liabilities:
Prepaid expenses and other assets	(6,638)	(6,560)
Accounts payable and accrued expenses	6,101	2,188
Deferred rent and other liabilities	(1,865)	(245)
Net cash provided by operating activities	55,754	69,798
Cash flows from investing activities:
Origination of commercial mortgage loans	—	(79,410)
Proceeds from sale of commercial mortgage loans	56,884	—
Purchase of commercial mortgage-backed securities	—	(30,198)
Investments in real estate and other assets	(34,244)	—
Proceeds from sale of real estate investments	15,521	—
Proceeds from sale of other real estate securities	—	19,266
Net cash provided by (used in) investing activities	38,161	(90,342)
Cash flows from financing activities:
Proceeds from mortgage notes payable	—	655,000
Payments on mortgage notes payable	(752)	(716)
Payments on credit facility	—	(423,000)
Payments of financing costs	(3,512)	(17,078)
Common stock repurchases	(16,253)	(11,649)
Distributions paid	(60,509)	(46,905)
Restricted cash	(3)	(37,947)
Net cash (used in) provided by financing activities	(81,029)	117,705
Net change in cash and cash equivalents	12,886	97,161
Cash and cash equivalents, beginning of period	130,500	74,760
Cash and cash equivalents, end of period	$143,386	$171,921
Supplemental Disclosures:
Cash paid for interest	$36,901	$27,506
Cash paid for income taxes	$738	$810
Non-Cash Financing Activities:
Mortgage notes payable released in connection with disposition of real estate	$13,941	$—
Common stock issued through distribution reinvestment plan	$20,499	$34,806

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix I-57

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 1 — Organization

American Finance Trust, Inc. (the “Company”), formerly known as American Realty Capital Trust V, Inc., has acquired a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. The Company manages and optimizes its investments in its existing portfolio of net leased commercial real estate properties (the “Net Lease Portfolio”) and selectively invests in additional net lease properties. As of September 30, 2016, the Company owned 458 properties with an aggregate purchase price of $2.2 billion, comprised of 13.3 million rentable square feet, which were 100.0% leased. To a lesser extent, the Company invests in commercial real estate mortgage loans and other commercial real estate-related debt investments (such investments collectively, “CRE Debt Investments”). The Company has financed its CRE Debt Investments primarily through mortgage financing secured by its Net Lease Portfolio, and it may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

The Company, incorporated on January 22, 2013, is a Maryland corporation that elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2013. Substantially all of the Company’s business is conducted through American Finance Operating Partnership, L.P. (the “OP”), a Delaware limited partnership, and its wholly-owned subsidiaries.

On April 4, 2013, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 68.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts. The IPO closed in October 2013. As of September 30, 2016, the Company had 65.8 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the Company’s distribution reinvestment plan (the “DRIP”), and had received total proceeds from the IPO and the DRIP, net of share repurchases, of $1.6 billion.

The Company has no employees. The Company has retained American Finance Advisors, LLC (the “Advisor”) to manage the Company’s affairs on a day-to-day basis. American Finance Properties, LLC (the “Property Manager”) serves as the Company’s property manager. The Advisor and the Property Manager are wholly owned subsidiaries of AR Global Investments, LLC (the successor business to AR Capital, LLC, the “Sponsor” or “AR Global”), as a result of which, they are related parties of the Company, and each have received or may receive, as applicable, compensation, fees and expense reimbursements for services related to managing the Company’s business.

Note 2 — Pending Merger Agreement

On September 6, 2016, the Company and the OP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Realty Capital — Retail Centers of America, Inc. (“RCA”), American Realty Capital Retail Operating Partnership, L.P. (the “RCA OP”) and Genie Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (the “Merger Sub”). The Merger Agreement provides for (a) the merger of RCA with and into the Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly owned subsidiary of the Company and (b) the merger of the Target OP with and into the OP, with the OP as the surviving entity (the “Partnership Merger”, and together with the Merger, the “Mergers”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each outstanding share of common stock of RCA, $0.01 par value per share (“RCA Common Stock”) (including any restricted shares of RCA Common Stock and fractional shares), will be converted into the right to receive (x) a number of shares of common stock of the Company, $0.01 par value per share (the “Company Common Stock”) equal to 0.385 shares of Company Common Stock (the “Stock Consideration”) and (y) cash from the Company, in an amount equal to $0.95 per share (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

Appendix I-58

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 2 — Pending Merger Agreement  – (continued)

In addition, at the Effective Time, (i) each unit of partnership interest of the RCA OP designated as an OP Unit issued and outstanding immediately prior to the Effective Time (other than those held by RCA as described in clause (ii) below) will automatically be converted into 0.424 validly issued units of limited partnership interest of the OP (the “Partnership Merger Consideration”); (ii) each unit of partnership interest of the RCA OP designated as either an OP Unit or a GP Unit held by RCA and issued and outstanding immediately prior to the Effective Time will automatically be converted into 0.385 validly issued units of limited partnership interest of the OP; (iii) each unit of partnership interest of the RCA OP designated as a Class B Unit held by RCA’s advisor and a sub-advisor issued and outstanding immediately prior to the Effective Time will be converted into the Partnership Merger Consideration (the “Class B Consideration,” and together with the Partnership Merger Consideration and the Merger Consideration, the “Total Merger Consideration”) and (iv) the interest of American Realty Capital Retail Advisor, LLC, the special limited partner of the RCA OP (the “RCA SLP”), in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership.

The Merger Agreement provided RCA with a go shop period, during which time RCA had the right to actively solicit superior proposals from third parties for 45 days from the date of the Merger Agreement (the “Go Shop Period”). The Go Shop Period ended on October 21, 2016 with no alternative acquisition proposals provided by third parties.

In the event that the Company or RCA terminates the Merger Agreement under specified circumstances, the Company or RCA, as applicable, are required to pay a termination fee of $25.6 million.

In connection with the execution of the Merger Agreement, the OP entered into a binding commitment, pursuant to which UBS Securities LLC, UBS AG, Stamford Branch and Citizens Bank, N.A. have committed to provide a $360.0 million bridge loan facility, subject to customary conditions.

The Company and RCA each are sponsored, directly or indirectly, by AR Global. AR Global and its affiliates provide services to the Company and RCA pursuant to written advisory agreements.

The completion of the Mergers is subject to the approval of the Company’s and RCA’s shareholders as well as satisfaction of customary closing conditions. A joint preliminary proxy statement/prospectus describing the proposed Mergers was filed on Form S-4 with the Securities and Exchange Commission (the “SEC”) on October 21, 2016. The Mergers are expected to close in the first quarter of 2017. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Mergers has not yet occurred, and the Company cannot assure that the Mergers will be completed based on the terms of the Merger Agreement or at all.

The shares of the Company’s common stock have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “AFIN” (the “Listing”), subject to the Company being in compliance with all applicable listing standards on the date it begins trading on the NYSE. The Company intends to list its common stock on the NYSE at a time yet to be determined following the completion of the Mergers. There can be no assurance that the Company’s common stock will be listed or when the Company’s common stock will commence trading on the NYSE.

Note 3 — Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements of the Company included herein were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the consolidated financial statements and the

Appendix I-59

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially. The interim data includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results for the entire year or any subsequent interim periods.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of, and for the year ended December 31, 2015, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2016. There have been no significant changes to the Company’s significant accounting policies during the nine months ended September 30, 2016, other than the updates described below.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary. The Company has determined the OP is a VIE of which the Company is the primary beneficiary. Substantially all of the Company’s assets and liabilities are held by the OP.

Deferred Costs, Net

Deferred costs, net consists of deferred financing costs net of accumulated amortization and deferred leasing costs net of accumulated amortization.

Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method and included in interest expense on the accompanying consolidated statements of operations and comprehensive loss. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Deferred leasing costs, consisting primarily of lease commissions and payments made to execute new leases, are deferred and amortized over the term of the lease.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are VIEs or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted, including adoption in an interim period. The Company elected to adopt this guidance effective January 1, 2016. The Company has evaluated the impact of the adoption of the new guidance on its consolidated financial statements and has determined the OP is considered a VIE. However, the Company meets the disclosure exemption criteria as the Company is the primary beneficiary of the VIE and the Company’s partnership

Appendix I-60

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

interest is considered a majority voting interest in a business and the assets of the OP can be used for purposes other than settling its obligations, such as paying distributions. As such, the new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted for financial statements that have not previously been issued. The Company elected to adopt this guidance effective January 1, 2016. As a result, the Company reclassified $16.6 million and $20.1 million of deferred issuance costs related to the Company’s mortgage notes payable from deferred costs, net to mortgage notes payable in the Company’s consolidated balance sheets as of September 30, 2016 and December 31, 2015, respectively.

In March 2016, the FASB issued an update that changes the accounting for certain aspects of share-based compensation. Among other things, the revised guidance allows companies to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company has adopted the provisions of this guidance beginning January 1, 2016, electing to account for forfeitures when they occur, and determined that there is no impact to the Company’s consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. The Company has not yet selected a transition method and is currently evaluating the impact of the new guidance.

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. The Company is currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or

Appendix I-61

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new guidance.

In March 2016, the FASB issued guidance which requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. This guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

In June 2016, the FASB issued guidance that changes how entities measure credit losses for financial assets carried at amortized cost. The update eliminates the requirement that a credit loss must be probable before it can be recognized and instead requires an entity to recognize the current estimate of all expected credit losses. Additionally, the update requires credit losses on available-for-sale debt securities to be carried as an allowance rather than as a direct write-down of the asset. The amendments become effective for reporting periods beginning after December 15, 2019. The amendments may be adopted early for reporting periods beginning after December 15, 2018. The company is currently evaluating the impact of this new guidance.

In August 2016, the FASB issued guidance on how certain transactions should be classified and presented in the statement of cash flows as either operating, investing or financing activities. Among other things, the update provides specific guidance on where to classify debt prepayment and extinguishment costs, payments for contingent consideration made after a business combination and distributions received from equity method investments. The revised guidance is effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

In October 2016, the FASB issued guidance relating to interest held through related parties that are under common control, where a reporting entity will need to evaluate if it should consolidate a VIE. The amendments change the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

Appendix I-62

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments

The Company owned 458 properties, which were acquired for investment purposes, as of September 30, 2016. The following table presents the allocation of real estate assets acquired and liabilities assumed during the nine months ended September 30, 2016. There were no real estate assets acquired or liabilities assumed during the nine months ended September 30, 2015:

(Dollar amounts in thousands)	Nine Months Ended September 30, 2016
Real estate investments, at cost:
Land	$1,729
Buildings, fixtures and improvements	29,664
Total tangible assets	31,393
Acquired intangibles:
In-place leases(1)	3,162
Above-market lease assets(1)	548
Above-market ground lease liability(1)	(85)
Below-market lease liabilities(1)	(774)
Total intangible assets, net	2,851
Cash paid for acquired real estate investments	$34,244
Number of properties purchased	4

(1)	Weighted-average remaining amortization periods for in-place leases, above-market lease assets, above-market ground lease liability and below-market lease liabilities acquired during the nine months ended September 30, 2016 were 9.5 years, 9.6 years, 48.6 years and 9.5 years, respectively, as of each property’s respective acquisition date.

Total acquired intangible lease assets and liabilities consist of the following as of the dates presented:

	September 30, 2016			December 31, 2015
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
In-place leases	$305,578	$92,515	$213,063	$305,245	$68,278	$236,967
Above-market lease assets	13,690	7,410	6,280	13,783	5,555	8,228
Total acquired intangible lease assets	$319,268	$99,925	$219,343	$319,028	$73,833	$245,195
Intangible liabilities:
Above-market ground lease liability	$85	$1	$84	$—	$—	$—
Below-market lease liabilities	19,242	3,866	15,376	20,623	2,490	18,133
Total acquired intangible lease liabilities	$19,327	$3,867	$15,460	$20,623	$2,490	$18,133

Appendix I-63

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

The following table presents amortization expense and adjustments to revenue and property operating expense for intangible assets and liabilities for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2016	2015	2016	2015
In-place leases	$8,550	$8,650	$25,841	$25,950
Total added to depreciation and amortization	$8,550	$8,650	$25,841	$25,950
Above-market leases	$(724)	$(751)	$(2,220)	$(2,254)
Below-market lease liabilities	752	335	1,713	1,005
Total added to (deducted from) rental income	$28	$(416)	$(507)	$(1,249)
Above-market ground lease liability	$—	$—	$(1)	$—
Total deducted from property operating expense	$—	$—	$(1)	$—

The following table provides the projected amortization expense and adjustments to revenue and property operating expense for intangible assets and liabilities for the next five years:

(In thousands)	October 1, 2016 to December 31, 2016	2017	2018	2019	2020
In-place leases	$8,548	$34,193	$24,207	$24,187	$22,569
Total to be added to depreciation and amortization	$8,548	$34,193	$24,207	$24,187	$22,569
Above-market leases	$(724)	$(2,895)	$(526)	$(526)	$(526)
Below-market lease liabilities	752	3,009	974	974	974
Total to be added to rental income	$28	$114	$448	$448	$448
Above-market ground lease liability	$—	$(2)	$(2)	$(2)	$(2)
Total to be deducted from property operating expense	$—	$(2)	$(2)	$(2)	$(2)

The following table presents unaudited pro forma information as if the acquisitions during the nine months ended September 30, 2016 had been consummated on January 1, 2015:

	Nine Months Ended September 30,
(In thousands, except per share data)	2016(1)	2015
Pro forma revenues	$133,189	$132,210
Pro forma net loss	$(18,533)	$(7,240)
Basic pro forma net loss per share	$(0.28)	$(0.11)
Diluted pro forma net loss per share	$(0.28)	$(0.11)

(1)	For the nine months ended September 30, 2016, aggregate revenues and net income derived from the Company’s 2016 acquisitions (for the Company’s period of ownership) were $1.7 million and $0.8 million, respectively.

Appendix I-64

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items:

(In thousands)	Future Minimum Base Rent Payments
October 1, 2016 to December 31, 2016	$39,633
2017	160,004
2018	153,784
2019	155,875
2020	150,703
Thereafter	912,235
$1,572,234

The following table lists the tenants (including, for this purpose, all affiliates of such tenants) from which the Company derives annualized rental income on a straight-line basis constituting 10.0% or more of the Company’s consolidated annualized rental income on a straight-line basis for all portfolio properties as of the dates indicated:

	September 30,
Tenant	2016	2015
SunTrust Bank	17.8%	17.9%
Sanofi US	11.4%	11.6%
C&S Wholesale Grocer	10.2%	10.4%

The termination, delinquency or non-renewal of leases by one or more of the above tenants may have a material adverse effect on revenues. No other tenant represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of September 30, 2016 and 2015.

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of the dates indicated:

	September 30,
State	2016	2015
New Jersey	20.0%	20.3%
Georgia	11.0%	11.2%

The Company did not own properties in any other state that in total represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of September 30, 2016 and 2015.

Real Estate Sales

On May 12, 2016 the Company entered into a purchase and sale agreement with SunTrust Bank, a wholly owned subsidiary of SunTrust Banks, Inc. (“SunTrust”), for, and simultaneously closed on, the sale of eight single-tenant net lease properties operated by SunTrust for an aggregate contract price of $28.9 million, exclusive of closing costs. On September 14, 2016, the Company sold an additional single-tenant net lease property operated by SunTrust for a contract price of $0.7 million, exclusive of closing costs. The sale of these properties resulted in an impairment charge of $0.1 million for the three and nine months ended September 30, 2016 and a gain of $0.5 million for the nine months ended September 30, 2016, which is

Appendix I-65

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

reflected within gain on sale of real estate investments on the consolidated statements of operations and comprehensive loss. No gain on sale of real estate investments was recognized during the three months ended September 30, 2016. The Company did not sell any properties during the three and nine months ended September 30, 2015.

The disposal of the properties referenced above did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of the properties sold remain classified within continuing operations for all periods presented until the date of disposal.

Leasing Activity

On May 12, 2016, the Company amended 160 of its leases for single-tenant net lease properties operated by SunTrust, which in general extended the remaining lease terms of theses leases with no modification to the contractual rent increases as set forth in these leases.

Note 5 — Commercial Mortgage Loans

The following table is a summary of the Company’s commercial mortgage loan portfolio:

		September 30, 2016			December 31, 2015
Loan Type	Property Type	Par Value		Percentage	Par Value		Percentage
		(In thousands)			(In thousands)
Senior	Student Housing – Multifamily	$17,200		100.0%	$17,200		21.6%
Senior	Retail	—	(1)	—%	18,150	(1)	22.7%
Senior	Hospitality	—	(1)	—%	44,500	(1)	55.7%
		$17,200		100.0%	$79,850		100.0%

(1)	These loans were classified as held for sale as of December 31, 2015 and were sold during the nine months ended September 30, 2016 for $56.9 million.

Credit Characteristics

As part of the Company’s process for monitoring the credit quality of its loans, it performs a quarterly loan portfolio assessment and assigns risk ratings to each of its performing loans. The loans are scored on a scale of 1 to 5 as follows:

Investment Rating	Summary Description
1	Investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4	Underperforming investment with some loss of interest expected but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming investment with expected loss of interest and some principal.

All commercial mortgage loans are assigned an initial risk rating of 2. As of September 30, 2016, the risk rating of the Company’s commercial loan held for investment was 3. As of September 30, 2016, the

Appendix I-66

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 5 — Commercial Mortgage Loans  – (continued)

Company did not have any loans that were past due on their payments, in non-accrual status or impaired. No allowance for loan losses has been recorded as of September 30, 2016 or December 31, 2015.

For the nine months ended September 30, 2016 and 2015, the activity on the Company’s commercial mortgage loans, held for investment, was as follows:

	Nine Months Ended
(In thousands)	September 30, 2016	September 30, 2015
Beginning balance	$17,135	$—
Originations	—	79,410
Discount accretion and premium amortization(1)	28	16
Ending balance	$17,163	$79,426

(1)	Includes amortization of capitalized origination fees and expenses.

Note 6 — Other Real Estate Securities

The following table details the realized gains on sale of the Company’s other real estate securities, which consisted of redeemable preferred stock, during the three and nine months ended September 30, 2015. As of September 30, 2016 and December 31, 2015, the Company had no investments in other real estate securities; as such, there were no other real estate securities sold during the nine months ended September 30, 2016:

(In thousands)	Aggregate Cost Basis	Sale Price	Realized Gain
Three Months Ended September 30, 2015	$9,821	$10,013	$192
Nine Months Ended September 30, 2015	$18,528	$19,266	$738

Note 7 — Mortgage Notes Payable

The Company’s mortgage notes payable as of September 30, 2016 and December 31, 2015 consisted of the following:

Portfolio	Encumbered Properties	Outstanding Loan Amount as of		Effective Interest Rate as of				Interest Rate	Maturity	Anticipated Repayment
		September 30, 2016	December 31, 2015	September 30, 2016		December 31, 2015
		(In thousands)	(In thousands)
SAAB Sensis I	1	$7,930	$8,190	6.01%		6.01%		Fixed	Apr. 2025	Apr. 2025
SunTrust Bank II	30	25,000	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
C&S Wholesale Grocer I	4	82,313	82,313	5.56%		5.56%		Fixed	Apr. 2037	Apr. 2017
SunTrust Bank III	115	89,493	99,677	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
SunTrust Bank IV	27	21,243	25,000	5.50%		5.50%		Fixed	Jul. 2031	Jul. 2021
Sanofi US I	1	125,000	125,000	5.16%		5.16%		Fixed	Jul. 2026	Jan. 2021
Stop & Shop I	4	38,444	38,936	5.63%		5.63%		Fixed	Jun. 2041	Jun. 2021
Multi-Tenant Mortgage Loan	268	649,532	649,532	4.36%		4.36%		Fixed	Sep. 2020	Sep. 2020
Gross mortgage notes payable	450	1,038,955	1,053,648	4.76	%(1)	4.77	%(1)
Deferred financing costs, net of accumulated amortization		(16,611)	(20,066)
Mortgage notes payable, net of deferred financing costs		$1,022,344	$1,033,582

(1)	Calculated on a weighted-average basis for all mortgages outstanding as of the dates indicated.
Appendix I-67

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 7 — Mortgage Notes Payable  – (continued)

As of September 30, 2016 and December 31, 2015, the Company had pledged $2.0 billion in real estate investments as collateral for its mortgage notes payable. This real estate is not available to satisfy other debts and obligations unless first satisfying the mortgage notes payable on the properties.

During August 2015, certain subsidiaries of the Company entered into a $655.0 million mortgage loan agreement (“Multi-Tenant Mortgage Loan”) with Barclays Bank PLC, Column Financial Inc. and UBS Real Estate Securities Inc. (together, the “Lenders”). The Multi-Tenant Mortgage Loan has a stated maturity of September 6, 2020 and a stated annual interest rate of 4.30%. As of September 30, 2016, the Multi-Tenant Mortgage Loan was secured by mortgage interests in 268 of the Company’s properties. As of September 30, 2016, the outstanding balance under the Multi-Tenant Mortgage Loan was $649.5 million.

At the closing of the Multi-Tenant Mortgage Loan, the Lenders placed $42.5 million of the proceeds from the Multi-Tenant Mortgage Loan in escrow, to be released to the Company upon certain conditions, including the receipt of ground lease estoppels, performance of certain repairs and receipt of environmental insurance. As of September 30, 2016, the Lenders had released $34.6 million of the amount originally placed in escrow to the Company. As of September 30, 2016, $7.9 million of the proceeds from the Multi-Tenant Mortgage Loan remained in escrow and is included in restricted cash on the unaudited consolidated balance sheet as of September 30, 2016.

The following table summarizes the scheduled aggregate principal payments on mortgage notes payable based on stated maturity dates for the five years subsequent to September 30, 2016 and thereafter:

(In thousands)	Future Principal Payments
October 1, 2016 to December 31, 2016	$262
2017	1,080
2018	1,143
2019	1,211
2020	650,808
Thereafter	384,451
$1,038,955

The Company’s mortgage notes payable agreements require the compliance of certain property-level financial covenants including debt service coverage ratios. As of September 30, 2016, the Company was in compliance with financial covenants under its mortgage notes payable agreements.

Appendix I-68

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 8 — Fair Value of Financial Instruments

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring financial instruments at fair value. GAAP establishes market-based or observable inputs as the preferred sources of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level 1 —	Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
Level 3 —	Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company had commercial mortgage loans held for sale, which were carried at fair value on the consolidated balance sheet as of December 31, 2015. Commercial mortgage loans held for sale were valued using the sale price from the term sheet, which is an observable input. As a result, the Company’s commercial mortgage loans held for sale were classified in Level 2 of the fair value hierarchy. There were no commercial mortgage loans held for sale as of September 30, 2016.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, aggregated by the level in the fair value hierarchy within which those instruments fall. There were no financial instruments measured at fair value on a recurring basis as of September 30, 2016. Additionally, there were no financial instruments measured at fair value on a non recurring basis as of September 30, 2016 or December 31, 2015:

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2015
Commercial mortgage-backed securities	$—	$56,884	$—	$56,884

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets and liabilities. The Company’s policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the nine months ended September 30, 2016 and 2015. There were no transfers into or out of Level 3 of the fair value hierarchy during the nine months ended September 30, 2016 and 2015.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents,

Appendix I-69

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 8 — Fair Value of Financial Instruments  – (continued)

restricted cash, prepaid expenses and other assets, accounts payable and accrued expenses and distributions payable approximates their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheets as of September 30, 2016 and December 31, 2015 are reported in the following table:

(In thousands)	Level	Carrying Amount at September 30, 2016	Fair Value at September 30, 2016	Carrying Amount at December 31, 2015	Fair Value at December 31, 2015
Commercial mortgage loan, held for investment	3	$17,163	$16,572	$17,135	$17,200
Gross mortgage notes payable and mortgage premiums, net	3	$1,050,626	$1,099,346	$1,068,540	$1,103,352

The fair value of the commercial mortgage loan is estimated using a discounted cash flow analysis, based on the Advisor’s experience with similar types of investments. The fair value of gross mortgage notes payable is based on combinations of independent third party estimates and management’s estimates of market interest rates.

Note 9 — Common Stock

As of September 30, 2016 and December 31, 2015, the Company had 65.8 million and 65.0 million shares of common stock outstanding, respectively, including unvested restricted shares and shares issued pursuant to the DRIP.

In April 2013, the Company’s board of directors authorized, and the Company declared, a distribution payable on a monthly basis to stockholders of record on each day at a rate equal to $0.00452054795 per day, which is equivalent to $1.65 per annum, per share of common stock. In March 2016, the Company’s board of directors ratified the existing distribution amount equivalent to $1.65 per annum, and, for calendar year 2016, affirmed a change to the daily distribution amount to $0.00450819672 per day per share of common stock, effective January 1, 2016, to reflect that 2016 is a leap year. Distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month. Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured.

On March 17, 2016, the Company’s board of directors approved an estimated net asset value per share of the Company’s common stock (“Estimated Per-Share NAV) as of December 31, 2015, which was published on March 18, 2016. The Company intends to publish subsequent valuations of Estimated Per-Share NAV periodically at the discretion of the Company’s board of directors, provided that such valuations will be made at least once annually. The Estimated Per-Share NAV does not represent: (1) the amount at which the Company’s shares would trade on a national securities exchange, (2) the amount a stockholder would obtain if he or she tried to sell his or her shares or (3) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. In addition, the Estimated Per-Share NAV does not reflect events subsequent to December 31, 2015 that would have affected the Company’s net asset value.

Appendix I-70

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 9 — Common Stock  – (continued)

Share Repurchase Program

The Company’s board of directors has adopted the share repurchase program (as amended and restated, the “SRP”), which permits investors to sell their shares back to the Company after they have held them for at least one year, subject to certain conditions and limitations. The Company may repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

Under the SRP, the repurchase price per share for requests other than for death or disability are as follows:

•	after one year from the purchase date — 92.5% of the then-current estimated net asset value per share of the Company’s common stock, approved by the Company’s board of directors (“Estimated Per-Share NAV”);
•	after two years from the purchase date — 95.0% of Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of Estimated Per-Share NAV.

In the case of requests for death or disability, the repurchase price per share will be equal to Estimated Per-Share NAV at the time of repurchase.

Under the SRP, repurchases at each semiannual period are limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Repurchases pursuant to the SRP for any given semiannual period are funded from proceeds received during that same semiannual period through the issuance of common stock pursuant to the DRIP, as well as any reservation of funds the board of directors may, in its sole discretion, make available for this purpose. If the establishment of an Estimated Per-Share NAV occurs during any semiannual period, any repurchase requests received during such semiannual period are paid at a price based on Estimated Per-Share NAV applicable on the last day of the semiannual period, as described above.

On June 28, 2016, in consideration of the strategic review process, the board of directors of the Company determined to amend the SRP to provide for one twelve-month repurchase period for calendar year 2016 instead of two semi-annual periods ending June 30 and December 31. The annual limit on repurchases under the SRP remains unchanged and continues to be limited to a maximum of 5.0% of the weighted average number of shares of common stock of the Company outstanding during its prior fiscal year and is subject to the terms and limitations set forth in the SRP. Following calendar year 2016, the repurchase periods will return to two semi-annual periods and applicable limitations set forth in the SRP.

The Company’s board of directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase, change the purchase price for repurchases or otherwise amend the terms of, suspend or terminate the SRP pursuant to any applicable notice requirements under the SRP. Due to these limitations, the Company cannot guarantee that it will be able to accommodate all repurchase requests.

When a stockholder requests repurchases and the repurchases are approved, the Company reclassifies such an obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased have the status of authorized but unissued shares.

Appendix I-71

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 9 — Common Stock  – (continued)

The following table summarizes the repurchases of shares under the SRP cumulatively through September 30, 2016:

	Number of Shares	Weighted- Average Price per Share
Cumulative repurchases as of December 31, 2015	2,073,645	$24.12
Nine months ended September 30, 2016	7,854	24.17
Cumulative repurchases as of September 30, 2016	2,081,499	$24.12

During the nine months ended September 30, 2016, 5.8 million shares have been requested for repurchase and are not yet fulfilled. These shares, and all additional shares requested prior to December 31, 2016 will be considered for repurchase, to the extent the requests are not withdrawn by December 31, 2016. All requested shares will be subject to the annual limitations set forth in the SRP.

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company’s stockholders could elect to reinvest distributions by purchasing shares of common stock. Until November 14, 2014, the Company offered shares pursuant to the DRIP at $23.75, which was 95.0% of the initial offering price of shares of common stock in the IPO. Effective November 14, 2014, the Company began offering shares pursuant to the DRIP at the then-current Estimated Per-Share NAV. The DRIP was suspended following the payment of the Company’s June 2015 distribution on July 1, 2015.

On April 1, 2016, the Company reinstated the DRIP and registered an additional 7.7 million shares of common stock, offered at the then-current Estimated Per-Share NAV, for use under the DRIP pursuant to a registration statement on Form S-3 (File No. 333-210532). On August 30, 2016, in consideration of the Merger, the Company’s board of directors determined to suspend the DRIP effective immediately. Accordingly, the final issuance of shares of common stock pursuant to the DRIP prior to the suspension occurred in connection with the Company’s July 2016 distribution, paid in August 2016.

No dealer manager fees or selling commissions were paid with respect to shares purchased pursuant to the DRIP. Shares issued pursuant to the DRIP are recorded within stockholders’ equity in the accompanying consolidated balance sheets in the period distributions are declared. During the nine months ended September 30, 2016, 0.8 million shares of common stock were issued pursuant to the DRIP.

Appendix I-72

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 10 — Commitments and Contingencies

Future Minimum Ground Lease Payments

The Company entered into ground lease agreements related to certain acquisitions under leasehold interest arrangements. The following table reflects the minimum base cash rental payments due from the Company over the next five years and thereafter:

(In thousands)	Future Minimum Base Rent Payments
October 1, 2016 to December 31, 2016	$229
2017	921
2018	903
2019	902
2020	674
Thereafter	4,975
$8,604

Unfunded Commitments Under Commercial Mortgage Loans

As of September 30, 2016, the Company had unfunded commitments which will generally be funded to finance capital expenditures by the borrowers under the Company’s commercial mortgage loan. The following table reflects the expiration of these commitments over the next five years and thereafter:

(In thousands)	Funding Expiration
October 1, 2016 to December 31, 2016	$—
2017	2,450
2018	—
2019	—
2020	—
Thereafter	—
$2,450

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company maintains environmental insurance for its properties that provides coverage for potential environmental liabilities, subject to the policy’s coverage conditions and limitations. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on its financial position or results of operations.

Appendix I-73

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements

As of September 30, 2016 and December 31, 2015, American Finance Special Limited Partner, LLC (the “Special Limited Partner”), an entity controlled by the Sponsor, owned 8,888 shares of the Company’s outstanding common stock and 90 units of limited partner interests in the OP (“OP Units”). After holding the OP Units for a period of one year, or upon liquidation of the OP or sale of substantially all of the assets of the OP, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

Realty Capital Securities, LLC (the “Former Dealer Manager”) served as the dealer manager of the IPO. American National Stock Transfer, LLC (“ANST”), a subsidiary of the parent company of the Former Dealer Manager, provided other general professional services through January 2016. RCS Capital Corporation (“RCAP”), the parent company of the Former Dealer Manager and certain of its affiliates that provided services to the Company, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was under common control with the Sponsor. In May 2016, RCAP and its affiliated debtors emerged from bankruptcy under the new name, Aretec Group, Inc.

Fees and Participations Incurred in Connection With the Operations of the Company

On April 29, 2015, the independent directors of the board of directors unanimously approved certain amendments to the Amended and Restated Advisory Agreement, as amended (the “Original A&R Advisory Agreement”), by and among the Company, the OP and the Advisor (the “Second A&R Advisory Agreement”). The Second A&R Advisory Agreement, which superseded the Original A&R Advisory Agreement, took effect on July 20, 2015, the date on which the Company filed certain changes to the Company’s Articles of Amendment and Restatement, which were approved by the Company’s stockholders on June 23, 2015. The initial term of the Second A&R Advisory Agreement is 20 years beginning on April 29, 2015, and is automatically renewable for another 20-year term upon each 20-year anniversary unless terminated by the board of directors for cause.

Prior to January 16, 2016, the Advisor was paid an acquisition fee equal to 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for a loan or other investment. The Advisor also has been and may continue to be reimbursed for costs it incurs in providing investment-related services, or “insourced expenses.” These insourced expenses may not exceed, 0.5% of the contract purchase price of each acquired property and 0.5% of the amount advanced for a loan or other investment. Additionally, the Company has paid and may continue to pay third party acquisition expenses. The aggregate amount of acquisition fees and financing coordination fees (as described below) were not to exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment for all the assets acquired. The Second A&R Advisory Agreement terminated the acquisition fee and financing coordination fee (both as defined in the Second A&R Advisory Agreement) effective January 16, 2016. As of January 16, 2016, aggregate acquisition fees and financing coordination fees did not exceed the 1.5% threshold. Further, the total of all acquisition fees, acquisition expenses and any financing coordination fees payable was not to exceed 4.5% of the Company’s total portfolio contract purchase price or 4.5% of the amount advanced for the Company’s total portfolio of loans or other investments. As of January 16, 2016, the total of all cumulative acquisition fees, acquisition expenses and financing coordination fees did not exceed the 4.5% threshold.

Additionally, prior to January 16, 2016, if the Advisor provided services in connection with the origination or refinancing of any debt that the Company obtained and used to acquire properties or to make other permitted investments, or that was assumed, directly or indirectly, in connection with the acquisition of

Appendix I-74

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

properties, the Company paid the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations.

Prior to April 15, 2015, in connection with asset management services provided by the Advisor, the Company issued to the Advisor an asset management subordinated participation by causing the OP to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted, forfeitable partnership units of the OP designated as “Class B Units.” The Class B Units were intended to be profit interests and will vest, and no longer be subject to forfeiture, at such time as: (a) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon (the “economic hurdle”); (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing; (ii) a transaction to which the Company or the OP is a party, as a result of which OP Units or the Company’s common stock are exchanged for, or converted into, the right, or the holders of such securities are otherwise entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the advisory agreement without cause; and (c) the Advisor pursuant to the advisory agreement is providing services to the Company immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors after the economic hurdle described above has been met. Unvested Class B Units will be forfeited immediately if: (x) the advisory agreement is terminated for any reason other than a termination without cause; or (y) the advisory agreement is terminated without cause by an affirmative vote of a majority of the board of directors before the economic hurdle described above has been met.

The Class B Units were issued to the Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the OP. The number of Class B Units issued in any quarter was equal to the cost of the Company’s assets multiplied by 0.1875%, divided by the value of one share of common stock as of the last day of such calendar quarter, which was initially equal to $22.50 (the initial offering price in the IPO minus selling commissions and dealer manager fees) and, as of the Initial NAV Pricing Date, to Estimated Per-Share NAV. On April 15, 2015, the Company’s board of directors approved an amendment (the “Amendment”) to the Original A&R Advisory Agreement, which, among other things, provided that, effective as of April 15, 2015 until July 20, 2015:

(i)	for any period commencing on or after April 1, 2015, the Company paid the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets an Asset Management Fee (as defined in the Original A&R Advisory Agreement) equal to 0.75% per annum of the Cost of Assets (as defined in the Original A&R Advisory Agreement);
(ii)	such Asset Management Fee was payable monthly in arrears in cash, in shares of common stock, or a combination of both, the form of payment determined in the sole discretion of the Advisor; and
(iii)	the Company would not cause the OP to issue any Class B Units in respect of periods subsequent to March 31, 2015.

As of September 30, 2016, in aggregate, the Company’s board of directors had approved the issuance of 1,052,420 Class B Units to the Advisor in connection with the arrangement described above. As of September 30, 2016, the Company could not determine the probability of achieving the performance condition, as such, no expense was recognized in connection with this arrangement during the three and nine months ended September 30, 2016 and 2015. The Advisor receives distributions on unvested Class B Units equal to the distribution amount received on the same number of shares of the Company’s common stock. Such distributions on issued Class B Units are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. As stated above, pursuant to the Amendment,

Appendix I-75

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

the OP will not issue any further Class B Units. The changes made pursuant to the Amendment were incorporated into the Agreement of Limited Partnership of the OP (the “OP Agreement”) through a Third Amendment to the OP Agreement, which was approved by the board of directors and entered into on April 29, 2015.

Effective July 20, 2015, the Second A&R Advisory Agreement requires the Company to pay the Advisor a base management fee. Effective October 1, 2015, the fixed portion of the base management fee, which is equal to $1.5 million per month, is payable on the first business day of each month, while the variable portion of the base management fee, which is equal to 0.375% of the cumulative net proceeds of any equity raised subsequent to the potential Listing, is payable quarterly in arrears. Base management fees are included in asset management fees to related party on the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2016 and 2015.

In addition, the Second A&R Advisory Agreement requires the Company to pay the Advisor a variable management fee equal to (x) 15.0% of the applicable quarter’s Core Earnings (as defined below) per share in excess of $0.375 per share plus (y) 10.0% of the applicable quarter’s Core Earnings per share in excess of $0.50 per share, in each case as adjusted for changes in the number of shares of common stock outstanding. Core Earnings are defined as, for the applicable period, GAAP net income or loss excluding non-cash equity compensation expense, the variable management fee, acquisition and transaction related fees and expenses, financing related fees and expenses, depreciation and amortization, realized gains and losses on the sale of assets, any unrealized gains, losses or other non-cash items recorded in net loss for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income, one-time events pursuant to changes in GAAP and certain non-cash charges, impairment losses on real estate related investments and other than temporary impairment of securities, amortization of deferred financing costs, amortization of tenant inducements, amortization of straight-line rent, amortization of market lease intangibles, provision for loss loans, and other non-recurring revenue and expenses. The Company did not incur a variable management fee during the three and nine months ended September 30, 2016 and 2015.

The Company reimburses the Advisor’s costs of providing administrative services, but may not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees, acquisition expenses or real estate commissions. During the three and nine months ended September 30, 2016, the Company incurred $0.8 million and $2.2 million of reimbursement expenses from the Advisor for providing administrative services. During the three and nine months ended September 30, 2015, the Company incurred $0.4 million of reimbursements from the Advisor for providing administrative services. These reimbursements are included in general and administrative expense on the consolidated statements of operations and comprehensive loss.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to forgive certain fees. Because the Advisor may forgive certain fees, cash flows from operations that would have been paid to the Advisor may be available to pay distributions to stockholders. The fees that are forgiven are not deferrals and, accordingly, will not be paid to the Advisor. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs or property operating costs. No such fees were forgiven or costs were absorbed by the Advisor during the three and nine months ended September 30, 2016 and 2015.

Appendix I-76

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

The following table details amounts incurred and payable to related parties in connection with the operations-related services described above as of and for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,		Payable as of
(In thousands)	2016	2015	2016	2015	September 30, 2016	December 31, 2015
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements(1)	$—	$1,330	$—	$1,330	$—	$—
Financing coordination fees	—	4,913	—	4,913	—	—
Ongoing fees:
Asset management fees	4,500	4,413	13,500	8,509	—	—
Professional fees and other reimbursements(2)	780	1,007	2,303	2,555	534	541
Distributions on Class B Units(2)	436	438	1,300	1,135	142	—
Total related party operation fees and reimbursements	$5,716	$12,101	$17,103	$18,442	$676	$541

(1)	Acquisition fees and expenses from related parties of $0.9 million were recognized in acquisition and transaction related expense on the consolidated statement of operations and comprehensive loss for three and nine months ended September 30, 2015. In addition, over the same periods, the Company capitalized $0.4 million of acquisition expenses to the Company’s consolidated balance sheet, which are amortized over the life of each investment using the effective interest method. No acquisition expenses were capitalized during the three and nine months ended September 30, 2016.
(2)	These costs are included in general and administrative expense on the consolidated statements of operations and comprehensive loss.

During the nine months ended September 30, 2016, the Company incurred $1.3 million of cost reimbursements from the Advisor for lease commissions relating to the execution of new SunTrust leases. The lease commissions are included in deferred costs, net on the consolidated balance sheet as of September 30, 2016, and are amortized over the terms of the respective leases. No such costs were incurred during the three months ended September 30, 2016 or the three and nine months ended September 30, 2015.

The predecessor to the Sponsor was party to a services agreement with RCS Advisory Services, LLC, a subsidiary of the parent company of the Former Dealer Manager (“RCS Advisory”), pursuant to which RCS Advisory and its affiliates provided the Company and certain other companies sponsored by AR Global with services (including, without limitation, transaction management, compliance, due diligence, event coordination and marketing services, among others) on a time and expenses incurred basis or at a flat rate based on services performed. The predecessor to AR Global instructed RCS Advisory to stop providing such services in November 2015 and no services have since been provided by RCS Advisory.

The Company was also party to a transfer agency agreement with ANST, pursuant to which ANST provided the Company with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services), and supervisory services overseeing the transfer agency services performed by DST Systems, Inc., a third-party transfer agent (“DST”). The Sponsor received

Appendix I-77

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

written notice from ANST on February 10, 2016 that it would wind down operations by the end of the month and would withdraw as the transfer agent effective February 29, 2016. On February 26, 2016, the Company entered into a definitive agreement with DST to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Fees Incurred in Connection with the Liquidation or Listing of the Company’s Real Estate Assets

In connection with the Listing, the Company, as the general partner of the OP, would cause the OP to issue a note (the “Listing Note”) to the Special Limited Partner to evidence the OP’s obligation to distribute to the Special Limited Partner an aggregate amount (the “Listing Amount”) equal to 15.0% of the difference (to the extent the result is a positive number) between:

•	the sum of (i) the “market value” (as defined in the Listing Note) of the Company’s common stock plus (ii) the sum of all distributions or dividends (from any source) paid by the Company to its stockholders prior to the Listing; and
•	the sum of (i) the total raised in the IPO and under the DRIP prior to the Listing (“Gross Proceeds”) plus (ii) the total amount of cash that, if distributed to those stockholders who purchased shares of common stock in the IPO and under the DRIP, would have provided those stockholders a 6.0% cumulative, non-compounded, pre-tax annual return (based on a 365-day year) on the gross proceeds.

The “market value” used to calculate the Listing Amount will not be determinable until the end of a measurement period, the period of 30 consecutive trading days, commencing on the 180th day following the Listing, unless another liquidity event, such as a merger, occurs prior to the end of the measurement period. If another liquidity event occurs prior to the end of the measurement period, the Listing Note provides for appropriate adjustment to the calculation of the Listing Amount.

The Special Limited Partner will have the right to receive distributions of “Net Sales Proceeds,” as defined in the Listing Note, until the Listing Note is paid in full; provided that, the Special Limited Partner has the right, but not the obligation, to convert the entire Special Limited Partner interest into OP Units. OP Units are convertible into shares of the Company’s common stock in accordance with the terms governing conversion of OP Units into shares of common stock and contained in the Second Amended and Restated Agreement of Limited Partnership of the OP by the Company, as general partner of its OP, with the limited partners party thereto (the “Second A&R OP Agreement”), which will be entered into at Listing.

On April 29, 2015, the board of directors authorized the execution, in conjunction with the potential Listing, the Second A&R OP Agreement to conform more closely with agreements of limited partnership of other operating partnerships controlled by real estate investment trusts whose securities are publicly traded and listed, and to add long term incentive plan units (“LTIP Units”) as a new class of units of limited partnership in the OP to the existing common units (“OP Units”). The Company may at any time cause the OP to issue LTIP Units pursuant to an outperformance agreement. On April 29, 2015, the board of directors approved the general terms of a Multi-Year Outperformance Agreement to be entered into with the Company, the OP and the Advisor in connection with the Listing.

The Advisor was paid a brokerage commission on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid, if a third party broker was also involved; provided, however, that in no event could the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial

Appendix I-78

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

amount of services in connection with the sale. During the nine months ended September 30, 2016, the Company incurred $0.6 million of real estate commissions from the Advisor for its services in connection with the sale of real estate investments. The impact of the real estate commissions is included in gain on sale of real estate investments on the consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2016. No such commissions were incurred during the three months ended September 30, 2016 or the three and nine months ended September 30, 2015. The Second A&R Advisory Agreement terminated the brokerage commission to the Advisor.

Related Party Agreements Executed in Connection with the Mergers

On September 6, 2016, the Company entered into an amendment of the Second A&R Advisory Agreement (the “Third A&R Advisory Agreement”), which will become effective upon the Effective Time. Under the Third A&R Advisory Agreement, the fixed portion of the base management fee will increase from $18.0 million annually to (i) $21.0 million annually for the first year following the Effective Time; (ii) $22.5 million annually for the second year following the Effective Time; and (iii) $24.0 million annually for the remainder of the term. If the Company acquires (whether by merger, consolidation or otherwise) any REIT, other than RCA, that is advised by an entity that is wholly-owned, directly or indirectly, by AR Global, other than any joint ventures, (a “Specified Transaction”) the fixed portion of the base management fee will be increased by an amount equal to the consideration paid for the acquired company’s equity multiplied by 0.0031, 0.0047 and 0.0062 for years one, two and three and thereafter, respectively, following the Specified Transaction. The variable portion of the base management fee will change from a quarterly fee equal to 0.375% of the cumulative net proceeds of any equity raised after the Company lists its common stock on a national securities exchange to a monthly fee equal to one-twelfth of 1.25% of the cumulative net proceeds of any equity raised by the Company or its subsidiaries from and after the Effective Time.

Under the Third A&R Advisory Agreement, the Company will have the right to internalize the services and terminate the Advisory Agreement, referred to as an “internalization,” after January 1, 2018 as long as (1) more than 67% of the Company’s independent directors approve the internalization; (2) the Company provides written notice to the Advisor; and (3) the Company pays the Advisor a fee equal to (a) $15.0 million plus (b) either (x) if the internalization occurs on or before December 31, 2028, the Subject Fees (defined below) multiplied by 4.5 or (y) if the internalization occurs on or after January 1, 2029, the Subject Fees multiplied by 3.5 plus (c)(x) 1% of the purchase price (excluding the portion of the purchase price funded with equity proceeds raised prior to the end of the fiscal quarter in which the notice of election occurs) of each acquisition or merger that occurs between the end of the fiscal quarter in which notice is given and the internalization and (y) without duplication, 1% of the amount of new equity raised by the Company between the end of the fiscal quarter in which notice is given and the internalization. Subject Fees means (I) (A) all amounts payable pursuant to the Advisory Agreement and the Property Management Agreement for the fiscal quarter in which notice occurs multiplied by (B) four plus (II) without duplication, the annual increase in the base management fee resulting from the amount of new equity raised by the Company within the fiscal quarter in which notice occurs, as described above.

On September 6, 2016, the Company entered into an amendment to the agreement of limited partnership of the OP (the “A&R OP Agreement”), which will become effective upon the Effective Time. The A&R OP Agreement makes certain changes to the provisions of the partnership agreement relating to (a) distributions of net sales proceeds and the Termination Note (as defined in the A&R OP Agreement) issuable on termination of the Third A&R Advisory Agreement to address the issuance of shares of the Company’s common stock pursuant to the Merger and in future transactions; (b) internalization of the Advisor’s services after the Effective Time pursuant to the conditions in the Third A&R Advisory Agreement; and (c) certain matters related to changes in the Third A&R Advisory Agreement.

Appendix I-79

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

On September 6, 2016, the Company entered into an amended and restated property management and leasing agreement (the “Property Management Agreement”) with the Property Manager in respect of (1) the properties owned by the Company prior to the Merger and (2) any double- and triple-net leased single tenant properties acquired by the Company after the Effective Time and during the term of the Property Management Agreement (collectively, the “Company Properties” and together with the Target Properties, the “Properties”). The Property Management Agreement will become effective at the Effective Time and will be of no force or effect in the event the Merger Agreement is terminated prior to the Merger being consummated.

The Property Management Agreement provides that the Property Manager will be entitled to a management fee equal to 4% of the gross rental receipts from properties currently owned by RCA (“Target Properties”), including common area maintenance reimbursements, tax and insurance reimbursements, percentage rental payments, utility reimbursements, late fees, vending machine collections, service charges, rental interruption insurance, and a 15% administrative charge for common area expenses.

In addition, the Property Manager will be entitled to transition fees of up to $2,500 for each Target Property managed, a construction fee equal to 6% of construction costs incurred, if any, and reimbursement of all expenses specifically related to the operation of a Target Property, including compensation and benefits of property management, accounting, lease administration, executive and supervisory personnel of the Property Manager, and excluding expenses of the Property Manager’s corporate and general management office and excluding compensation and other expenses applicable to time spent on matters other than the Target Properties.

The Property Management Agreement has an initial term ending October 1, 2018, with automatic renewal for successive one-year terms unless terminated 60 days prior to the end of a term or terminated for cause due to material breach of the agreement, fraud, criminal conduct or willful misconduct, insolvency or bankruptcy of the Property Manager.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting and legal services, human resources and information technology.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 13 — Share-Based Compensation

Restricted Share Plan

The Company had an employee and director incentive restricted share plan (the “Original RSP”), which provided for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors vests over a five-year period following the date of grant in increments of 20.0% per annum. The Original RSP provided the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the

Appendix I-80

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

Advisor and its affiliates or to other entities that provide services to the Company. The total number of shares of common stock granted under the Original RSP could not exceed 5.0% of the Company’s shares of common stock on a fully diluted basis at any time, and in any event could not exceed 3.4 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the board. The Company accounts for forfeitures when they occur. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of common stock are subject to the same restrictions as the underlying restricted shares.

In April 2015, the board of directors adopted an Amended and Restated RSP (the “A&R RSP”) that replaces in its entirety the Original RSP. The A&R RSP amends the terms of the Original RSP as follows:

•	it increases the number of shares of Company capital stock, par value $0.01 per share (the “Capital Stock”), available for awards thereunder from 5.0% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time, not to exceed 3.4 million shares of Capital Stock, to 10.0% of the Company’s outstanding shares of Capital Stock on a fully diluted basis at any time;
•	it removes the fixed amount of shares that were automatically granted to the Company’s independent directors; and
•	it adds restricted stock units (including dividend equivalent rights thereon) as a permitted form of award.

The following table reflects restricted share award activity for the nine months ended September 30, 2016:

	Number of Shares of Common Stock	Weighted- Average Issue Price
Unvested, December 31, 2015	7,455	$23.34
Granted	3,723	24.17
Vested	(1,811)	23.19
Unvested, September 30, 2016	9,367	$23.70

As of September 30, 2016, the Company had $0.2 million of unrecognized compensation cost related to unvested restricted share awards granted. That cost is expected to be recognized over a weighted-average period of 3.4 years.

The fair value of the restricted shares is being expensed in accordance with the service period required. Compensation expense related to restricted stock was approximately $31,000 and $26,000 for the three months ended September 30, 2016 and 2015, respectively. Compensation expense related to restricted stock was $0.1 million and approximately $40,000 for the nine months ended September 30, 2016 and 2015, respectively. Compensation expense related to restricted stock is included in general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss.

Appendix I-81

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors at each director’s election. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. There were no shares of common stock issued to directors in lieu of cash compensation during the three and nine months ended September 30, 2016 and 2015.

Note 14 — Net Loss Per Share

The following table sets forth the basic and diluted net loss per share computations for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except share and per share amounts)	2016	2015	2016	2015
Basic and diluted net loss	$(8,729)	$(11,428)	$(18,660)	$(8,151)
Basic and diluted weighted-average shares outstanding	65,741,735	66,450,057	65,334,465	66,058,803
Basic and diluted net loss per share	$(0.13)	$(0.17)	$(0.29)	$(0.12)

Diluted net loss per share assumes the conversion of certain common share equivalents into an equivalent number of common shares, unless the effect is antidilutive. The Company considers unvested restricted stock, OP Units and Class B Units to be common share equivalents. The Company had the following common share equivalents on a weighted-average basis that were excluded from the calculation of diluted net loss per share as their effect would have been antidilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Unvested restricted stock(1)	8,381	7,319	7,521	5,975
OP Units	90	90	90	90
Class B Units	1,052,420	1,052,420	1,052,420	919,611
Total weighted-average antidilutive common share equivalents	1,060,891	1,059,829	1,060,031	925,676

(1)	Weighted-average number of shares of unvested restricted stock outstanding for the period presented. There were 9,367 and 7,455 shares of unvested restricted stock outstanding as of September 30, 2016 and 2015, respectively.

Appendix I-82

AMERICAN FINANCE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 15 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the consolidated financial statements except for the following disclosures:

SRP Amendment

On November 7, 2016, the board of directors of the Company determined to amend the Company’s existing SRP to provide that for purposes of the SRP, shares received from the Company in exchange for shares of RCA pursuant to the Merger, if the Merger is completed, will be deemed to have been acquired from the Company on the date that the holder acquired the shares of RCA, provided the holder of RCA shares purchased the RCA shares from RCA or received their shares from RCA (directly or indirectly) through one or more non-cash transactions and any holding period under the SRP shall be deemed to include the period that shares of RCA were held by the holder.

Appendix I-83

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of American Finance Trust, Inc. and the notes thereto. As used herein, the terms “Company,” “we,” “our” and “us” refer to American Finance Trust, Inc., a Maryland corporation, including, as required by context, American Finance Operating Partnership, L.P., a Delaware limited partnership, which we refer to as the “OP,” and its subsidiaries. The Company is externally managed by American Finance Advisors, LLC (our “Advisor”), a Delaware limited liability company. Capitalized terms used herein but not otherwise defined have the meaning ascribed to those terms in “Financial Information” included in the notes to the unaudited consolidated financial statements contained herein.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of American Finance Trust, Inc. (the “Company,” “we” “our” or “us”), our Advisor and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may not be able to consummate the Mergers (as defined below) with American Realty Capital — Retail Centers of America, Inc. (“RCA”) within the expected time period, or at all, due to various reasons, including, but not limited to, the failure to obtain approval by our stockholders and the stockholders of RCA.
•	We and RCA expect to incur substantial expenses related to the Mergers, whether or not consummated, and may be unable to realize the anticipated benefits of the Mergers or do so within the anticipated timeframe.
•	All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Finance Advisors, LLC (our “Advisor”) or other entities under common control with AR Global Investments, LLC (the successor business to AR Capital, LLC, “AR Global” or our “Sponsor”). As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investment programs advised by affiliates of our Sponsor and conflicts in allocating time among these entities and us, which could negatively impact our operating results.
•	Although we have announced our intention to list our shares of common stock on the New York Stock Exchange (“NYSE”) at a time yet to be determined following the completion of the Mergers, there can be no assurance that our shares of common stock will be listed. No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
•	We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.
•	Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of operations.

Appendix I-84

•	We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.
•	We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
•	We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
•	We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
•	We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”), which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and our cash available for distributions.
•	We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus subject to regulation under the Investment Company Act.

Overview

We have acquired a diversified portfolio of commercial properties comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. We manage and optimize our investments in our existing portfolio of net leased commercial real estate properties (the “Net Lease Portfolio”) and selectively invest in additional net lease properties. As of September 30, 2016, we owned 458 properties with an aggregate purchase price of $2.2 billion, comprised of 13.3 million rentable square feet, which were 100.0% leased. To a lesser extent, we invest in commercial real estate mortgage loans and other commercial real estate-related debt investments (such investments collectively, “CRE Debt Investments”). We have financed our CRE Debt Investments primarily through mortgage financing secured by our Net Lease Portfolio, and we may use mortgage specific repurchase agreement facilities and collateralized debt obligations to finance future CRE Debt Investments.

Incorporated on January 22, 2013, we are a Maryland corporation that elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2013. Substantially all of our business is conducted through the OP and its wholly-owned subsidiaries.

On April 4, 2013, we commenced our initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 68.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts. The IPO closed in October 2013. As of September 30, 2016, we had 65.8 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to our distribution reinvestment plan (the “DRIP”), and had received total proceeds from the IPO and the DRIP, net of share repurchases, of $1.6 billion.

On March 17, 2016, our board of directors approved an estimated net asset value per share of our common stock (“Estimated Per-Share NAV”) equal to $24.17 as of December 31, 2015, which was published on March 18, 2016.

We have no employees. We have retained Advisor to manage our affairs on a day-to-day basis. American Finance Properties, LLC (the “Property Manager”) serves as our property manager. The Advisor and the Property Manager are wholly owned subsidiaries of AR Global Investments, LLC (the successor business to AR Capital, LLC, the “Sponsor” or “AR Global”), as a result of which, they are related parties of ours, and each have received or may receive, as applicable, compensation, fees and expense reimbursements for services related to managing our business.

Appendix I-85

Pending Merger Agreement

On September 6, 2016, the Company and the OP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RCA, American Realty Capital Retail Operating Partnership, L.P. (the “RCA OP”) and Genie Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (the “Merger Sub”). The Merger Agreement provides for (a) the merger of RCA with and into the Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly owned subsidiary of the Company and (b) the merger of the Target OP with and into the OP, with the OP as the surviving entity (the “Partnership Merger”, and together with the Merger, the “Mergers”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each outstanding share of common stock of RCA, $0.01 par value per share (“RCA Common Stock”) (including any restricted shares of RCA Common Stock and fractional shares), will be converted into the right to receive (x) a number of shares of our common stock, $0.01 par value per share (the “Company Common Stock”) equal to 0.385 shares of Company Common Stock (the “Stock Consideration”) and (y) cash from us, in an amount equal to $0.95 per share (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

In addition, at the Effective Time, (i) each unit of partnership interest of the RCA OP designated as an OP Unit issued and outstanding immediately prior to the Effective Time (other than those held by RCA as described in clause (ii) below) will automatically be converted into 0.424 validly issued units of limited partnership interest of the OP (the “Partnership Merger Consideration”); (ii) each unit of partnership interest of the RCA OP designated as either an OP Unit or a GP Unit held by RCA and issued and outstanding immediately prior to the Effective Time will automatically be converted into 0.385 validly issued units of limited partnership interest of the OP; (iii) each unit of partnership interest of the RCA OP designated as a Class B Unit held by RCA’s advisor and a sub-advisor issued and outstanding immediately prior to the Effective Time will be converted into the Partnership Merger Consideration (the “Class B Consideration,” and together with the Partnership Merger Consideration and the Merger Consideration, the “Total Merger Consideration”) and (iv) the interest of American Realty Capital Retail Advisor, LLC, the special limited partner of the RCA OP (the “RCA SLP”), in the RCA OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the RCA OP’s agreement of limited partnership.

The Merger Agreement provided RCA with a go shop period, during which time RCA had the right to actively solicit superior proposals from third parties for 45 days from the date of the Merger Agreement (the “Go Shop Period”). The Go Shop Period ended on October 21, 2016 with no alternative acquisition proposals provided by third parties.

In the event that we or RCA terminate the Merger Agreement under specified circumstances, we or RCA, as applicable, are required to pay a termination fee of $25.6 million.

In connection with the execution of the Merger Agreement, the OP entered into a binding commitment, pursuant to which UBS Securities LLC, UBS AG, Stamford Branch and Citizens Bank, N.A. have committed to provide a $360.0 million bridge loan facility, subject to customary conditions.

The Company and RCA each are sponsored, directly or indirectly, by AR Global. AR Global and its affiliates provide services to us and RCA pursuant to written advisory agreements.

The completion of the Mergers is subject to the approval of our and RCA’s shareholders as well as satisfaction of customary closing conditions. A preliminary joint proxy statement/prospectus describing the proposed Mergers was filed on Form S-4 with the Securities and Exchange Commission (the “SEC”) in October 2016. The Mergers are expected to close in the first quarter of 2017. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Mergers has not yet occurred, and we cannot assure that the Mergers will be completed based on the terms of the Merger Agreement or at all.

The shares of our common stock have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “AFIN” (the “Listing”), subject to our being in compliance with all applicable listing standards on the date our common stock begins trading on the NYSE. We intend to list our common

Appendix I-86

stock on the NYSE at a time yet to be determined following the completion of the Mergers. There can be no assurance that our common stock will be listed or when our common stock will commence trading on the NYSE.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Because many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rents receivable that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We own certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant’s sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, we defer the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. Contingent rental income is included in rental income on the consolidated statements of operations and comprehensive (loss) income.

We continually review receivables related to rent and unbilled rents receivable and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations and comprehensive (loss) income.

Cost recoveries from tenants are included in operating expense reimbursements in our consolidated statements of operations and comprehensive (loss) income in the period the related costs are incurred, as applicable.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

We evaluate the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive (loss) income. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

In business combinations, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value

Appendix I-87

of in-place leases and above- and below- market leases. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below-market fixed rate renewal options for below-market leases.

In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates.

In allocating non-controlling interests, amounts are recorded based on the fair value of units issued at the date of acquisition, as determined by the terms of the applicable agreement.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations, prepared by independent valuation firms. We also consider information and other factors including: market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e.: location, size, demographics, value and comparative rental rates, tenant credit profile, store profitability and the importance of the location of the real estate to the operations of the tenant’s business.

Real estate investments that are intended to be sold are designated as “held for sale” on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale. Real estate investments are no longer depreciated when they are classified as held for sale. If the disposal, or intended disposal, of certain real estate investments represents a strategic shift that has had or will have a major effect on our operations and financial results, the operations of such real estate investments would be presented as discontinued operations in the consolidated statements of operations and comprehensive (loss) income for all applicable periods. There are no real estate investments held for sale as of September 30, 2016 and December 31, 2015.

Depreciation and Amortization

We are required to make subjective assessments as to the useful lives of the components of our real estate investments for purposes of determining the amount of depreciation to record on an annual basis. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our real estate investments, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

Appendix I-88

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, we review the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Commercial Mortgage Loans

Commercial mortgage loans held for investment purposes are anticipated to be held until maturity, and accordingly, are carried at cost, net of unamortized acquisition fees and expenses capitalized, discounts or premiums and unfunded commitments. Commercial mortgage loans that are deemed to be impaired will be carried at amortized cost less a specific allowance for loan losses. Interest income is recorded on the accrual basis and related discounts, premiums and capitalized acquisition fees and expenses on investments are amortized over the life of the investment using the effective interest method. Amortization is reflected as an adjustment to interest income from debt investments in our consolidated statements of operations and comprehensive (loss) income. Guaranteed loan exit fees payable by the borrower upon maturity are accreted over the life of the investment using the effective interest method. The accretion of guaranteed loan exit fees is recognized in interest income from debt investments in our consolidated statements of operations and comprehensive (loss) income.

Acquisition fees and expenses incurred in connection with the origination and acquisition of commercial mortgage loan investments are evaluated based on the nature of the expense to determine if they should be expensed in the period incurred or capitalized and amortized over the life of the investment.

Commercial mortgage loans held for sale are carried at the lower of cost or fair value. We evaluate fair value on an individual loan basis. The amount by which cost exceeds fair value is accounted for as a valuation allowance, and changes in the valuation allowance are included in net income. Purchase discounts are no longer amortized during the period the loans are held for sale.

Allowance for Loan Losses

The allowance for loan losses reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is increased through the loan loss provision on our consolidated statement of operations and is decreased by charge-offs when losses are confirmed through the receipt of assets, such as cash in a pre-foreclosure sale or upon ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased. We use a uniform process for determining its allowance for loan losses. The allowance for loan losses includes a general, formula-based component and an asset-specific component.

General reserves are recorded when (i) available information as of each balance sheet date indicates that it is probable a loss has occurred in the portfolio and (ii) the amount of the loss can be reasonably estimated. We currently estimate loss rates based on historical realized losses experienced in the industry and takes into account current collateral and economic conditions affecting the probability and severity of losses when establishing the allowance for loan losses. We perform a comprehensive analysis of our loan portfolio and assigns risk ratings to loans that incorporate management’s current judgments about their credit quality based on all known and relevant internal and external factors that may affect collectability. We consider, among other things, payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographic location as well as national and regional economic factors. This methodology results in loans being segmented by risk classification into risk rating categories that are

Appendix I-89

associated with estimated probabilities of default and principal loss. Ratings range from “1” to “5” with “1” representing the lowest risk of loss and “5” representing the highest risk of loss.

The asset-specific reserve component relates to reserves for losses on individual impaired loans. We consider a loan to be impaired when, based upon current information and events, it believes that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment is made on an individual loan basis each quarter based on such factors as payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors. A reserve is established for an impaired loan when the present value of payments expected to be received, observable market prices or the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) is lower than the carrying value of that loan.

For collateral dependent impaired loans, impairment is measured using the estimated fair value of collateral less the estimated cost to sell. Valuations are performed or obtained at the time a loan is determined to be impaired and designated non-performing, and they are updated if circumstances indicate that a significant change in value has occurred. The Advisor generally will use the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans. In more limited cases, the Advisor will obtain external “as is” appraisals for loan collateral, generally when third party participations exist.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when a concession is granted and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loans.

We designate non-performing loans at such time as (i) loan payments become 90-days past due; (ii) the loan has a maturity default; or (iii) in our opinion, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan. Income recognition will be suspended when a loan is designated non-performing and resumed only when the suspended loan becomes contractually current and performance is demonstrated to have resumed. A loan will be written off when it is no longer realizable and legally discharged.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are variable interest entities (“VIE”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted, including adoption in an interim period. We elected to adopt this guidance effective January 1, 2016. We have evaluated the impact of the adoption of the new guidance on its consolidated financial statements and has determined our OP is considered a VIE. However, we meet the disclosure exemption criteria as we are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest in a business and the assets of the OP can be used for purposes other than settling its obligations, such as paying distributions. As such, the new guidance did not have a material impact on our consolidated financial statements.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We elected to adopt this guidance effective January 1, 2016. As a result, we reclassified $16.6 million and

Appendix I-90

$20.1 million of deferred issuance costs related to our mortgage notes payable from deferred costs, net to mortgage notes payable in our consolidated balance sheets as of September 30, 2016 and December 31, 2015, respectively.

In March 2016, the FASB issued an update that changes the accounting for certain aspects of share-based compensation. Among other things, the revised guidance allows companies to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. We have adopted the provisions of this guidance beginning January 1, 2016, electing to account for forfeitures when they occur, and determined that there is no impact to our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. We have not yet selected a transition method and are currently evaluating the impact of the new guidance.

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. We are currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting the new guidance.

In March 2016, the FASB issued guidance which requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. This guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

In June 2016, the FASB issued guidance that changes how entities measure credit losses for financial assets carried at amortized cost. The update eliminates the requirement that a credit loss must be probable before it can be recognized and instead requires an entity to recognize the current estimate of all expected credit losses. Additionally, the update requires credit losses on available-for-sale debt securities to be carried as an allowance rather than as a direct write-down of the asset. The amendments become effective for

Appendix I-91

reporting periods beginning after December 15, 2019. The amendments may be adopted early for reporting periods beginning after December 15, 2018. We are currently evaluating the impact of this new guidance.

In August 2016, the FASB issued guidance on how certain transactions should be classified and presented in the statement of cash flows as either operating, investing or financing activities. Among other things, the update provides specific guidance on where to classify debt prepayment and extinguishment costs, payments for contingent consideration made after a business combination and distributions received from equity method investments. The revised guidance is effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

In October 2016, the FASB issued guidance relating to interest held through related parties that are under common control, where a reporting entity will need to evaluate if it should consolidate a VIE. The amendments change the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

Properties

As of September 30, 2016, we owned 458 properties, which were acquired for investment purposes, comprised of 13.3 million rentable square feet and located in 37 states. All of our properties are freestanding, single-tenant properties, 100.0% leased with a weighted-average remaining lease term of 9.4 years as of September 30, 2016.

The following table represents certain additional information about the properties we own at September 30, 2016:

Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Remaining Lease Term(1)
Dollar General I	Apr. & May 2013	2	18,126	11.6
Walgreens I	Jul. 2013	1	10,500	21.0
Dollar General II	Jul. 2013	2	18,052	11.7
Auto Zone I	Jul. 2013	1	7,370	10.8
Dollar General III	Jul. 2013	5	45,989	11.6
BSFS I	Jul. 2013	1	8,934	7.3
Dollar General IV	Jul. 2013	2	18,126	9.4
Tractor Supply I	Aug. 2013	1	19,097	11.2
Dollar General V	Aug. 2013	1	12,480	11.3
Mattress Firm I	Aug. & Nov. 2013; Feb., Mar. & Apr. 2014	5	23,612	8.9
Family Dollar I	Aug. 2013	1	8,050	4.8
Lowe’s I	Aug. 2013	5	671,313	12.8
O’Reilly Auto Parts I	Aug. 2013	1	10,692	13.8
Food Lion I	Aug. 2013	1	44,549	13.1
Family Dollar II	Aug. 2013	1	8,028	6.8
Walgreens II	Aug. 2013	1	14,490	16.5
Dollar General VI	Aug. 2013	1	9,014	9.4
Dollar General VII	Aug. 2013	1	9,100	11.5
Family Dollar III	Aug. 2013	1	8,000	6.0
Chili’s I	Aug. 2013	2	12,700	9.2
CVS I	Aug. 2013	1	10,055	9.3
Joe’s Crab Shack I	Aug. 2013	2	16,012	10.5
Dollar General VIII	Sep. 2013	1	9,100	11.8
Tire Kingdom I	Sep. 2013	1	6,635	8.5

Appendix I-92

Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Remaining Lease Term(1)
Auto Zone II	Sep. 2013	1	7,370	6.7
Family Dollar IV	Sep. 2013	1	8,320	6.8
Fresenius I	Sep. 2013	1	5,800	8.8
Dollar General IX	Sep. 2013	1	9,014	8.6
Advance Auto I	Sep. 2013	1	10,500	6.8
Walgreens III	Sep. 2013	1	15,120	9.5
Walgreens IV	Sep. 2013	1	13,500	8.0
CVS II	Sep. 2013	1	13,905	20.4
Arby’s I	Sep. 2013	1	3,000	11.8
Dollar General X	Sep. 2013	1	9,100	11.5
AmeriCold I	Sep. 2013	9	1,407,166	11.0
Home Depot I	Sep. 2013	2	1,315,200	10.3
New Breed Logistics I	Sep. 2013	1	390,486	5.1
American Express Travel Related Services I	Sep. 2013	2	785,164	3.4
L.A. Fitness I	Sep. 2013	1	45,000	7.4
SunTrust Bank I	Sep. 2013	32	182,400	7.0
National Tire & Battery I	Sep. 2013	1	10,795	7.2
Circle K I	Sep. 2013	19	54,521	12.1
Walgreens V	Sep. 2013	1	14,490	10.9
Walgreens VI	Sep. 2013	1	14,560	12.6
FedEx Ground I	Sep. 2013	1	21,662	6.7
Walgreens VII	Sep. 2013	10	142,140	13.1
O’Charley’s I	Sep. 2013	20	135,973	15.1
Krystal Burgers Corporation I	Sep. 2013	6	12,730	13.0
Merrill Lynch, Pierce, Fenner & Smith I	Sep. 2013	3	553,841	8.2
1st Constitution Bancorp I	Sep. 2013	1	4,500	7.3
American Tire Distributors I	Sep. 2013	1	125,060	7.3
Tractor Supply II	Oct. 2013	1	23,500	7.0
United Healthcare I	Oct. 2013	1	400,000	4.8
National Tire & Battery II	Oct. 2013	1	7,368	15.7
Tractor Supply III	Oct. 2013	1	19,097	11.6
Mattress Firm II	Oct. 2013	1	4,304	6.9
Dollar General XI	Oct. 2013	1	9,026	10.6
Academy Sports I	Oct. 2013	1	71,640	11.8
Talecris Plasma Resources I	Oct. 2013	1	22,262	6.5
Amazon I	Oct. 2013	1	79,105	6.8
Fresenius II	Oct. 2013	2	16,047	10.9
Dollar General XII	Nov. 2013 & Jan. 2014	2	18,126	12.2
Dollar General XIII	Nov. 2013	1	9,169	9.5
Advance Auto II	Nov. 2013	2	13,887	6.6
FedEx Ground II	Nov. 2013	1	48,897	6.8
Burger King I	Nov. 2013	41	168,192	17.2
Dollar General XIV	Nov. 2013	3	27,078	11.7
Dollar General XV	Nov. 2013	1	9,026	12.1
FedEx Ground III	Nov. 2013	1	24,310	6.9
Dollar General XVI	Nov. 2013	1	9,014	9.2

Appendix I-93

Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Remaining Lease Term(1)
Family Dollar V	Nov. 2013	1	8,400	6.5
Walgreens VIII	Dec. 2013	1	14,490	7.3
CVS III	Dec. 2013	1	10,880	7.3
Mattress Firm III	Dec. 2013	1	5,057	6.8
Arby’s II	Dec. 2013	1	3,494	11.6
Family Dollar VI	Dec. 2013	2	17,484	7.3
SAAB Sensis I	Dec. 2013	1	90,822	8.5
Citizens Bank I	Dec. 2013	9	34,777	7.3
Walgreens IX	Jan. 2014	1	14,490	6.3
SunTrust Bank II	Jan. 2014	30	148,233	10.5
Mattress Firm IV	Jan. 2014	1	5,040	7.9
FedEx Ground IV	Jan. 2014	1	59,167	6.8
Mattress Firm V	Jan. 2014	1	5,548	7.1
Family Dollar VII	Feb. 2014	1	8,320	7.8
Aaron’s I	Feb. 2014	1	7,964	6.9
Auto Zone III	Feb. 2014	1	6,786	6.5
C&S Wholesale Grocer I	Feb. 2014	5	3,044,685	6.0
Advance Auto III	Feb. 2014	1	6,124	7.9
Family Dollar VIII	Mar. 2014	3	24,960	6.8
Dollar General XVII	Mar. & May 2014	3	27,078	11.5
SunTrust Bank III	Mar. 2014	115	607,664	10.1
SunTrust Bank IV	Mar. 2014	27	142,625	10.6
Dollar General XVIII	Mar. 2014	1	9,026	11.5
Sanofi US I	Mar. 2014	1	736,572	9.8
Family Dollar IX	Apr. 2014	1	8,320	7.5
Stop & Shop I	May 2014	8	544,112	10.1
Bi-Lo I	May 2014	1	55,718	9.3
Dollar General XIX	May 2014	1	12,480	11.9
Dollar General XX	May 2014	5	48,584	10.6
Dollar General XXI	May 2014	1	9,238	11.9
Dollar General XXII	May 2014	1	10,566	10.6
FedEx Ground V	Feb. 2016	1	45,755	8.8
FedEx Ground VI	Feb. 2016	1	120,731	8.9
FedEx Ground VII	Feb. 2016	1	42,299	9.0
FedEx Ground VIII	Feb. 2016	1	78,673	9.1
		458	13,327,551	9.4

(1)	Remaining lease term in years as of September 30, 2016. If the portfolio has multiple properties with varying lease expirations, remaining lease term is calculated on a weighted-average basis.

Appendix I-94

CRE Debt Investments

As of September 30, 2016, we had one CRE Debt Investment. The following table shows selected data from our investment portfolio as of September 30, 2016:

Deal Name	Par Value	Carrying Value	Interest Rate	Effective Yield	Loan to Value(1)
	(In thousands)	(In thousands)
Senior Loan	$17,200	$17,163	4.50% + 1M LIBOR	5.1%	66.0%
	$17,200	$17,163		5.1%	66.0%

(1)	Loan to value percentage is from metrics at origination.

Results of Operations

We were incorporated on January 22, 2013 and purchased our first property and commenced active operations on April 29, 2013. As of September 30, 2016, we owned 458 properties with an aggregate base purchase price of $2.2 billion, comprised of 13.3 million rentable square feet that were 100.0% leased.

Comparison of the Three Months Ended September 30, 2016 to the Three Months Ended September 30, 2015

There were 454 properties that we owned for the entirety of the three months ended September 30, 2016 and the three months ended September 30, 2015 (our “Three Month Same Store”) with an aggregate base purchase price of $2.1 billion, comprised of 13.0 million rentable square feet that were 100.0% leased. In February 2016, we acquired four properties (our “2016 Acquisitions”) for an aggregate base purchase price of $34.4 million, comprised of 0.3 million rentable square feet. During 2016, we sold nine properties (our “2016 Disposals”), which had an aggregate base purchase price of $29.9 million and consisted of 0.1 million rentable square feet, for an aggregate contract price of $29.5 million, inclusive of closing costs. Also during 2016, we amended terms on 160 of our leases with SunTrust Bank (our “2016 Leasing Activity”), which in general extended the remaining lease terms of these leases, increasing our annualized straight-line rent from SunTrust Bank. We did not purchase or sell any properties, or amend any lease terms during 2015.

Rental Income

Rental income increased $1.2 million to $41.4 million for the three months ended September 30, 2016, compared to $40.2 million for the three months ended September 30, 2015. This increase in rental income was primarily due to an increase of $1.0 million in our Three Month Same Store rental income as a result of our 2016 Leasing Activity. Additionally, we had $0.6 million of incremental income from our 2016 Acquisitions. These increases were partially offset by a decrease in rental income of $0.4 million from our 2016 Disposals.

Operating Expense Reimbursements

Operating expense reimbursement revenue increased $0.1 million to $3.2 million for the three months ended September 30, 2016 compared to $3.1 million for the three months ended September 30, 2015. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties.

Interest Income from Debt Investments

Interest income from debt investments decreased $0.5 million to $0.2 million for the three months ended September 30, 2016 compared to $0.7 million for the three months ended September 30, 2015. Interest income from debt investments relates to our CRE Debt Investments. For the three months ended September 30, 2016, the average carrying value of our commercial mortgage loan was $17.2 million, with a weighted-average yield of 5.11%. For the three months ended September 30, 2015, we had commercial mortgage loans with a weighted-average balance of $28.6 million and a weighted-average yield of 4.85%, as well as commercial mortgage-backed securities with a weighted-average balance of $15.1 million and a weighted-average yield of 6.6%.

Appendix I-95

Asset Management Fees to Related Party

Asset management fees to related party increased $0.1 million to $4.5 million for the three months ended September 30, 2016, compared to $4.4 million for three months ended September 30, 2015. We pay these fees to our Advisor for managing our day-to-day operations. From April 1, 2015 through July 20, 2015, we paid an asset management fee to our Advisor on a monthly basis based on our cost of assets. Subsequent to July 20, 2015, we pay our Advisor i) a base management fee with a fixed portion of $1.5 million payable monthly and a variable portion, if applicable, payable quarterly in arrears, and ii) a variable management fee, if applicable, payable quarterly in arrears. We did not incur the variable portion of the base management fee or a variable management fee during the three months ended September 30, 2016 and 2015. Please see Note 11 — Related Party Transactions and Arrangements for more information on fees incurred from our Advisor.

Property Operating Expense

Property operating expense remained constant at $3.5 million for the three months ended September 30, 2016 and 2015. Property operating expenses primarily relate to the costs associated with maintaining our properties including real estate taxes, utilities, and repairs and maintenance. Most of these expenses are passed through and reimbursed by our tenants.

Impairment charges

We incurred $0.1 million of impairment charges during the three months ended September 30, 2016. These charges related to the loss on sale of a single-tenant net lease property operated by SunTrust. No impairment charges were incurred during the three months ended September 30, 2015.

Acquisition and Transaction Related Expense

Acquisition and transaction related expense increased $3.5 million to $4.4 million for the three months ended September 30, 2016, compared to $0.9 million for the three months ended September 30, 2015. Acquisition and transaction related expenses for the three months ended September 30, 2016 were primarily due to costs incurred in connection with the pending Merger. These costs include fees to the special committee of the board of directors for their review of the Merger, as well as fees to the special committee’s outside financial advisor and legal counsel. Acquisition and transaction related expenses for the three months ended September 30, 2015 primarily related to the origination and acquisition of our CRE Debt Investments. There were no property acquisitions during the three months ended September 30, 2016 and 2015.

General and Administrative Expense

General and administrative expense increased $0.4 million to $3.0 million for the three months ended September 30, 2016, compared to $2.6 million for the three months ended September 30, 2015. This increase primarily related to an increase in fees incurred from related parties for cost reimbursements including personnel costs, as well as an increase in audit fees and proxy fees.

Depreciation and Amortization Expense

Depreciation and amortization expense remained constant at $25.4 million for the three months ended September 30, 2016 and 2015. Depreciation and amortization expense increased $0.3 million as a result of our 2016 Acquisitions, but was offset by a decrease of $0.3 million from our 2016 Disposals. Three Month Same Store depreciation and amortization expense remained constant. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives.

Appendix I-96

Interest Expense

Interest expense increased $1.3 million to $12.6 million for the three months ended September 30, 2016, compared to $11.3 million for the three months ended September 30, 2015. This increase is primarily related to an increase in our weighted-average mortgage notes payable outstanding, partially offset by a decrease in our weighted-average credit facility outstanding, as we paid down and terminated the credit facility effective August 7, 2015. The following table presents the weighted-average balances of our fixed-rate debt and credit facility borrowings outstanding, associated interest expense and corresponding weighted-average interest rates for the three months ended September 30, 2016 and 2015, as well as the amortization of deferred financing costs and mortgage premiums for such periods:

	Three Months Ended September 30,
	2016			2015
(Dollar amounts in thousands)	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate
Mortgage notes payable	$1,039,494	$12,437	4.76%	$796,981	$10,970	5.12%
Credit facility	$—	—	—%	$211,500	894	1.94%
Amortization of deferred financing costs		1,117			1,324
Amortization of mortgage premiums		(980)			(1,891)
Interest Expense		$12,574			$11,297

Loss on Extinguishment of Debt

During the three months ended September 30, 2015, in connection with the termination of our credit facility, we wrote off $7.6 million of related deferred financing costs as a loss on extinguishment of debt. We did not incur any loss on extinguishment of debt during the three months ended September 30, 2016.

Gain on Sale of Other Real Estate Securities

Gain on sale of other real estate securities of $0.2 million for the three months ended September 30, 2015 resulted from the sale of investments in redeemable preferred stock with an aggregate cost basis of $9.8 million for $10.0 million. No other real estate securities were sold during the nine months ended September 30, 2016.

Comparison of the Nine Months Ended September 30, 2016 to the Nine Months Ended September 30, 2015

There were 454 properties that we owned for the entirety of the nine months ended September 30, 2016 and the nine months ended September 30, 2015 (our “Nine Month Same Store”) with an aggregate base purchase price of $2.1 billion, comprised of 13.0 million rentable square feet that were 100.0% leased. In February 2016, we acquired four properties for an aggregate base purchase price of $34.4 million, comprised of 0.3 million rentable square feet. During 2016, we sold nine properties, which had an aggregate base purchase price of $29.9 million and consisted of 0.1 million rentable square feet, for an aggregate contract price of $29.5 million, inclusive of closing costs. Also during 2016, we amended terms on 160 of our leases with SunTrust Bank, which in general extended the remaining lease terms of these leases, increasing our annualized straight-line rent from SunTrust Bank. We did not purchase or sell any properties, or amend any lease terms during 2015.

Rental Income

Rental income increased $2.4 million to $123.0 million for the nine months ended September 30, 2016, compared to $120.6 million for the nine months ended September 30, 2015. This increase in rental income was primarily due to $1.6 million of incremental income from our 2016 Acquisitions, as well as an increase in our Nine Month Same Store rental income of $1.5 million as a result of our 2016 Leasing Activity. These increases were partially offset by a decrease in rental income of $0.7 million due to our 2016 Disposals.

Operating Expense Reimbursements

Operating expense reimbursement revenue increased $0.2 million to $9.0 million for the nine months ended September 30, 2016 compared to $8.8 million for the nine months ended September 30, 2015. Pursuant

Appendix I-97

to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties.

Interest Income from Debt Investments

Interest income from debt investments increased $0.1 million to $0.8 million for the nine months ended September 30, 2016 compared to $0.7 million for the three months ended September 30, 2015. Interest income from debt investments relates to our CRE Debt Investments. For the nine months ended September 30, 2016, the average carrying value of our commercial mortgage loans was $22.8 million, with a weighted-average yield of 4.44%. For the nine months ended September 30, 2015, we had commercial mortgage loans with a weighted-average balance of $11.5 million and a weighted-average yield of 4.85%, as well as Commercial mortgage-backed securities with a weighted-average balance of $6.0 million and a weighted-average yield of 6.6%.

Asset Management Fees to Related Party

Asset management fees to related party increased $5.0 million to $13.5 million for the nine months ended September 30, 2016, compared to $8.5 million for the nine months ended September 30, 2015. We pay these fees to our Advisor for managing our day-to-day operations. The $5.0 million increase was due to changes in the contractual terms of our advisory agreement. From April 1, 2015 through July 20, 2015, we paid an asset management fee to our Advisor on a monthly basis based on our cost of assets. Subsequent to July 20, 2015, we pay our Advisor i) a base management fee with a fixed portion of $1.5 million payable monthly and a variable portion, if applicable, payable quarterly in arrears, and ii) a variable management fee, if applicable, payable quarterly in arrears. We did not incur the variable portion of the base management fee or a variable management fee during the nine months ended September 30, 2016 and 2015. Please see Note 11 — Related Party Transactions and Arrangements for more information on fees incurred from our Advisor.

Property Operating Expense

Property operating expense remained constant at $10.1 million for the nine months ended September 30, 2016 and 2015. Property operating expenses primarily relate to the costs associated with maintaining our properties including real estate taxes, utilities, and repairs and maintenance. Most of these expenses are passed through and reimbursed by our tenants.

Impairment Charges

We incurred $0.1 million of impairment charges during the nine months ended September 30, 2016. These charges related to the loss on sale of a single-tenant net lease property operated by SunTrust. No impairment charges were incurred during the nine months ended September 30, 2015.

Acquisition and Transaction Related Expense

Acquisition and transaction related expense increased $4.0 million to $5.5 million for the nine months ended September 30, 2016, compared to $1.5 million for the nine months ended September 30, 2015. Acquisition and transaction related expenses for the nine months ended September 30, 2016 were primarily due to costs incurred in connection with the pending Merger of $4.9 million. These costs include fees to the special committee of the board of directors for their review of the Merger, as well as fees to the special committee’s financial advisor and legal counsel. Additionally, we incurred costs in connection with our sales of real estate investments and commercial mortgage loans of $0.6 million. Acquisition and transaction related expenses for the nine months ended September 30, 2015 primarily related to the origination and acquisition of our CRE Debt Investments, as well as third party appraisal costs incurred in connection with our purchase price allocation procedures. There were no property acquisitions during the nine months ended September 30, 2015.

General and Administrative Expense

General and administrative expense increased $0.7 million to $8.8 million for the nine months ended September 30, 2016, compared to $8.1 million for the nine months ended September 30, 2015. This increase primarily related to an increase in fees incurred from related parties for cost reimbursements including personnel costs. This increase was partially offset by a decrease in audit and legal fees.

Appendix I-98

Depreciation and Amortization Expense

Depreciation and amortization expense increased $0.3 million to $76.5 million for the nine months ended September 30, 2016, compared to $76.2 million for the nine months ended September 30, 2015. This increase was driven primarily by depreciation and amortization expense of $0.8 million on our 2016 Acquisitions, partially offset by a decrease in depreciation and amortization expense of $0.5 million on our 2016 Disposals. Nine Month Same Store depreciation and amortization expense remained constant. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives.

Interest Expense

Interest expense increased $9.8 million to $37.5 million for the nine months ended September 30, 2016, compared to $27.7 million for the nine months ended September 30, 2015. This increase is primarily related to an increase in our weighted-average mortgage notes payable outstanding, partially offset by a decrease in our weighted-average credit facility outstanding, as we paid down and terminated the credit facility effective August 7, 2015. The following table presents the weighted-average balances of our fixed-rate debt and credit facility borrowings outstanding, associated interest expense and corresponding weighted-average interest rates for the nine months ended September 30, 2016 and 2015, as well as the amortization of deferred financing costs and mortgage premiums for such periods:

(Dollar amounts in thousands)	Nine Months Ended September 30,
	2016			2015
	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate
Mortgage notes payable	$1,047,863	$37,387	4.77%	$600,721	$24,142	5.38%
Credit facility	$—	—	—%	$338,400	5,246	1.93%
Amortization of deferred financing costs		3,367			3,932
Amortization of mortgage premiums		(3,221)			(5,624)
Interest Expense		$37,533			$27,696

Loss on Extinguishment of Debt

During the nine months ended September 30, 2015, in connection with the termination of our credit facility, we wrote off $7.6 million of related deferred financing costs as a loss on extinguishment of debt. We did not incur any loss on extinguishment of debt during the nine months ended September 30, 2016.

Gain on Sale of Other Real Estate Securities

Gain on sale of other real estate securities of $0.7 million for the nine months ended September 30, 2015 resulted from the sale of investments in redeemable preferred stock with an aggregate cost basis of $18.6 million for $19.3 million. No other real estate securities were sold during the nine months ended September 30, 2016.

Gain on Sale of Real Estate Investments

Gain on sale of real estate investments of $0.5 million for the nine months ended September 30, 2016 resulted from the sale of eight properties with an aggregate cost basis of $27.8 million for an aggregate contract price of $28.3 million, inclusive of closing costs. No real estate investments were sold during the nine months ended September 30, 2015.

Cash Flows for the Nine Months Ended September 30, 2016

Cash flows provided by operating activities of $55.8 million during the nine months ended September 30, 2016 included a net loss adjusted for non-cash items of $58.2 million (net loss of $18.7 million adjusted for non-cash items, including depreciation and amortization of tangible and intangible real estate assets, amortization of deferred financing costs, impairment charges and share-based compensation, partially offset by amortization of mortgage premiums, discount accretion and premium amortization on investments, net and

Appendix I-99

gain on sale of real estate investments of $76.9 million) and an increase in accounts payable and accrued expenses of $6.1 million. These operating cash flows were partially offset by an increase in prepaid expenses and other assets of $6.6 million and a decrease in deferred rent and other liabilities of $1.9 million.

The net cash provided by investing activities during the nine months ended September 30, 2016 of $38.2 million was generated from the proceeds from the sale of commercial mortgage loans of $56.9 million and the sale of real estate investments of $15.5 million, partially offset by amounts invested in real estate and other assets of $34.2 million.

The net cash used in financing activities of $81.0 million during the nine months ended September 30, 2016 consisted primarily of cash distributions of $60.5 million, common stock repurchases of $16.3 million, payments of deferred financing costs of $3.5 million and payments of mortgage notes payable of $0.8 million.

Cash Flows for the Nine Months Ended September 30, 2015

Cash flows provided by operating activities of $69.8 million during the nine months ended September 30, 2015 included a net loss adjusted for non-cash items of $74.4 million (net loss of $8.2 million adjusted for non-cash items, including depreciation and amortization of tangible and intangible real estate assets, amortization of deferred financing costs and share-based compensation, partially offset by amortization of mortgage premiums, a gain on sale of other real estate securities and discount accretion and premium amortization on investments, net of $82.6 million) and an increase in accounts payable and accrued expenses of $2.2 million. These operating cash flows were partially offset by an increase in prepaid expenses and other assets of $6.6 million and a decrease in deferred rent and other liabilities of $0.2 million.

The net cash used in investing activities during the nine months ended September 30, 2015 of $90.3 million related to origination of commercial mortgage loans of $79.4 million and purchase of CMBS investments of $30.2 million, partially offset by proceeds from the sale of other real estate securities of $19.3 million.

The net cash provided by financing activities of $117.7 million during the nine months ended September 30, 2015 consisted primarily of proceeds from mortgage notes payable of $655.0 million, partially offset by payments on credit facility of $423.0 million, cash distributions of $46.9 million, an increase in restricted cash of $37.9 million, payments of deferred financing costs of $17.1 million, common stock repurchases of $11.7 million and payments of mortgage notes payable of $0.7 million.

Liquidity and Capital Resources

As of September 30, 2016, we had cash and cash equivalents of $143.4 million. Our principal demands for funds are for payment of our operating and administrative expenses, debt service obligations, cash distributions to our stockholders and repurchases of our common stock pursuant to the share repurchase program (as amended and restated, the “SRP”).

We expect to fund our future short-term operating liquidity requirements through a combination of cash on hand, net cash provided by our current property operations and proceeds from our secured mortgage financings. We have historically generated some of our working capital by issuing shares through our DRIP. The DRIP was suspended on August 30, 2016.

We use debt financing to fund a portion of our capital needs. As of September 30, 2016, we had $1.0 billion of mortgage notes payable outstanding, with a leverage ratio (total debt divided by total assets) of 48.6%.

On September 6, 2016, in connection with the execution of the Merger Agreement, the OP entered into a binding commitment, pursuant to which UBS Securities LLC, UBS AG, Stamford Branch and Citizens Bank, N.A. have committed to provide a $360.0 million bridge loan facility, subject to customary conditions. If the Merger is completed, we may use the proceeds received from the bridge loan facility to fund the Cash Consideration and any other transaction costs related to the Mergers. Using RCA’s share count as of June 30, 2016, the estimated amount of Cash Consideration to be paid in connection with the Merger is $93.7 million.

Our board of directors has adopted the SRP that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a repurchase, we may, subject to certain conditions,

Appendix I-100

repurchase the shares presented for repurchase for cash to the extent we have sufficient funds available. See Note 9 — Common Stock for more information on terms and conditions of the SRP.

Funds from Operations and Modified Funds from Operations

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings, improvements, and straight-line amortization of intangibles, which implies that the value of a real estate asset diminishes predictably over time. We believe that, because real estate values historically rise and fall with market conditions, including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using the historical accounting convention for depreciation and certain other items may be less informative.

Because of these factors, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has published a standardized measure of performance known as funds from operations (“FFO”), which is used in the REIT industry as a supplemental performance measure. We believe FFO, which excludes certain items such as real estate-related depreciation and amortization, is an appropriate supplemental measure of a REIT’s operating performance. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards set forth in the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, but excluding gains or losses from sales of property and real estate related impairments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

We believe that the use of FFO provides a more complete understanding of our performance to investors and to management, and reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income.

Changes in the accounting and reporting promulgations under GAAP that were put into effect in 2009 subsequent to the establishment of NAREIT’s definition of FFO, such as the change to expense as incurred rather than capitalize and depreciate acquisition fees and expenses incurred for business combinations, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP across all industries. These changes had a particularly significant impact on publicly registered, non-listed REITs, which typically have a significant amount of acquisition activity in the early part of their existence, particularly during the period when they are raising capital through ongoing initial public offerings.

Because of these factors, the Investment Program Association (the “IPA”), an industry trade group, published a standardized measure of performance known as modified funds from operations (“MFFO”), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. MFFO is designed to be reflective of the ongoing operating performance of publicly registered, non-listed REITs by adjusting for those costs that are more reflective of acquisitions and investment activity, along with other items the IPA believes are not indicative of the ongoing operating performance of a publicly registered, non-listed REIT, such as straight-lining of rents as required by GAAP. We believe it is appropriate to use MFFO as a supplemental measure of operating performance because we believe that both before and after we have deployed all of our offering proceeds and are no longer incurring a significant amount of acquisitions fees or other related costs, it reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for acquisition and transaction related fees and expenses and other items. In calculating MFFO, we follow the Practice Guideline and exclude acquisition and transaction-related fees and expenses (which includes costs incurred in connection with strategic alternatives), amounts relating to deferred rent

Appendix I-101

receivables and amortization of market lease and other intangibles, net (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), accretion of discounts and amortization of premiums on debt investments and borrowings, mark-to-market adjustments included in net income (including gains or losses incurred on assets held for sale), gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.

We believe that, because MFFO excludes costs that we consider more reflective of acquisition activities and other non-operating items, MFFO can provide, on a going-forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is stabilized. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry and allows for an evaluation of our performance against other publicly registered, non-listed REITs.

Not all REITs, including publicly registered, non-listed REITs, calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs, including publicly registered, non-listed REITs, may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as determined under GAAP as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. FFO and MFFO should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The methods utilized to evaluate the performance of a publicly registered, non-listed REIT under GAAP should be construed as more relevant measures of operational performance and considered more prominently than the non-GAAP measures, FFO and MFFO, and the adjustments to GAAP in calculating FFO and MFFO.

Neither the SEC, NAREIT, the IPA nor any other regulatory body or industry trade group has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, NAREIT, the IPA or another industry trade group may publish updates to the White Paper or the Practice Guidelines or the SEC or another regulatory body could standardize the allowable adjustments across the publicly registered, non-listed REIT industry, and we would have to adjust our calculation and characterization of FFO or MFFO accordingly.

Appendix I-102

The table below reflects the items deducted from or added to net loss in our calculation of FFO and MFFO for the periods presented:

(In thousands)	Three Months Ended			Nine Months Ended September 30, 2016
	March 31, 2016	June 30, 2016	September 30, 2016
Net loss (in accordance with GAAP)	$(5,854)	$(4,077)	$(8,729)	$(18,660)
Gain on sale of real estate investments	—	(454)	—	(454)
Impairment charges	—	—	117	117
Depreciation and amortization	25,493	25,538	25,446	76,477
FFO	19,639	21,007	16,834	57,480
Acquisition and transaction related fees and expenses	343	734	4,381	5,458
Amortization of market lease and other intangibles, net	415	119	(28)	506
Straight-line rent	(1,723)	(1,682)	(1,746)	(5,151)
Amortization of mortgage premiums on borrowings	(976)	(1,265)	(980)	(3,221)
Discount accretion on investment	(7)	(8)	(13)	(28)
MFFO	$17,691	$18,905	$18,448	$55,044

Distributions

In April 2013, our board of directors authorized, and we declared, a distribution payable on a monthly basis to stockholders of record on each day at a rate equal to $0.00452054795 per day, which is equivalent to $1.65 per annum, per share of common stock. In March 2016, our board of directors ratified the existing distribution amount equivalent to $1.65 per annum, and, for calendar year 2016, affirmed a change to the daily distribution amount to $0.00450819672 per day per share of common stock, effective January 1, 2016, to reflect that 2016 is a leap year. Distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

During the nine months ended September 30, 2016, distributions paid to common stockholders totaled $81.0 million, inclusive of $20.5 million of distributions that were reinvested in additional shares of our common stock through our DRIP. During the nine months ended September 30, 2016, cash used to pay distributions was generated from cash flows provided by operations.

Appendix I-103

The following table shows the sources for the payment of distributions to common stockholders, including distributions on unvested restricted stock, for the periods indicated:

	Three Months Ended						Nine Months Ended September 30, 2016
	March 31, 2016		June 30, 2016		September 30, 2016
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions to stockholders	$26,767		$27,004		$27,237		$81,008
Source of distribution coverage:
Cash flows provided by operations (1)	$26,767	100.0%	$27,004	100.0%	$27,237	100.0%	$81,008	100.0%
Total source of distribution coverage	$26,767	100.0%	$27,004	100.0%	$27,237	100.0%	$81,008	100.0%
Cash flows provided by operations (GAAP basis)	$20,585		$17,630		$17,539		$55,754
Net loss (in accordance with GAAP)	$(5,854)		$(4,077)		$(8,729)		$(18,660)

(1)	Includes $6.2 million, $9.4 million, $9.7 million and $25.3 million of cash flows provided by operations in prior periods and not previously distributed for the three months ended March 31, 2016, June 30, 2016 and September 30, 2016 and the nine months ended September 30, 2016, respectively.

Loan Obligations

The payment terms of certain of our mortgage loan obligations require principal and interest payments monthly, with all unpaid principal and interest due at maturity. Our loan agreements stipulate that we comply with specific reporting covenants. As of September 30, 2016, we were in compliance with the debt covenants under our loan agreements.

Our Advisor may, with approval from our board of directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. As of September 30, 2016, our leverage ratio (total debt divided by total assets) was 48.6%.

Contractual Obligations

The following table reflects contractual debt obligations under our mortgage notes payable based on anticipated repayment dates, as well as minimum base rental cash payments due for leasehold interests over the next five years and thereafter as of September 30, 2016. These minimum base rental cash payments due for leasehold interests amounts exclude contingent rent payments, as applicable, that may be payable based on provisions related to increases in annual rent based on exceeding certain economic indexes among other items:

(In thousands)	Total	October 1, 2016 to December 31, 2016	Years Ended December 31,		Thereafter
			2017 – 2018	2019 – 2020
Principal on mortgage notes payable	$1,038,955	$262	$84,536	$652,019	$302,138
Interest on mortgage notes payable	192,662	12,110	91,035	82,329	7,188
Ground lease rental payments due	8,604	229	1,824	1,576	4,975
	$1,240,221	$12,601	$177,395	$735,924	$314,301

Appendix I-104

Several of the loan agreements on our mortgage notes payable feature anticipated repayment dates in advance of the stated maturity dates. Please see table below:

Portfolio	Maturity	Anticipated Repayment
SAAB Sensis I	Apr. 2025	Apr. 2025
SunTrust Bank II	Jul. 2031	Jul. 2021
C&S Wholesale Grocer I	Apr. 2037	Apr. 2017
SunTrust Bank III	Jul. 2031	Jul. 2021
SunTrust Bank IV	Jul. 2031	Jul. 2021
Sanofi US I – New Loan	Jul. 2026	Jan. 2021
Stop & Shop I	Jun. 2041	Jun. 2021
Multi-Tenant Mortgage Loan	Sep. 2020	Sep. 2020

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ended December 31, 2013. We believe that, commencing with such taxable year, we have been organized and have operated in a manner so that we qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. In order to continue to qualify for taxation as a REIT, we must distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our REIT taxable income that we distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and properties, as well as federal income and excise taxes on our undistributed income.

Inflation

Some of our leases with our tenants contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. However, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

Please see Note 11 — Related Party Transactions and Arrangements of the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix I-105

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firms	Appendix II-2
Consolidated Balance Sheets as of December 31, 2015 and 2014	Appendix II-4
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2015, 2014 and 2013	Appendix II-5
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2015, 2014 and 2013	Appendix II-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013	Appendix II-7
Notes to Consolidated Financial Statements	Appendix II-9
Financial Statement Schedule
Schedule III — Real Estate and Accumulated Depreciation	Appendix II-39
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2016 (Unaudited) and December 31, 2015	Appendix II-41
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three and Nine Months Ended September 30, 2016 and 2015 (Unaudited)	Appendix II-42
Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2016 (Unaudited)	Appendix II-43
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2016 and 2015 (Unaudited)	Appendix II-44
Notes to Consolidated Financial Statements (Unaudited)	Appendix II-46
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix II-70

Appendix II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
American Realty Capital — Retail Centers of America, Inc.:

We have audited the accompanying consolidated balance sheets of American Realty Capital — Retail Centers of America, Inc. (a Maryland Corporation) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital — Retail Centers of America, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York

March 11, 2016

Appendix II-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
American Realty Capital — Retail Centers of America, Inc.

We have audited the consolidated balance sheet of American Realty Capital — Retail Centers of America, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2013 (not presented herein) and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Realty Capital — Retail Centers of America, Inc. and subsidiaries for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York

March 10, 2014

Appendix II-3

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2015	2014
ASSETS
Real estate investments, at cost:
Land	$274,993	$158,787
Buildings, fixtures and improvements	815,568	478,854
Acquired intangible lease assets	192,454	127,144
Total real estate investments, at cost	1,283,015	764,785
Less: accumulated depreciation and amortization	(68,221)	(19,115)
Total real estate investments, net	1,214,794	745,670
Cash and cash equivalents	40,033	170,963
Restricted cash	4,828	3,469
Prepaid expenses and other assets	17,629	7,591
Deferred costs, net	9,063	8,117
Land held for sale	500	—
Total assets	$1,286,847	$935,810
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable	$128,945	$86,931
Mortgage premiums, net	4,764	292
Credit facility	304,000	—
Below-market lease liabilities, net	78,103	48,113
Derivatives, at fair value	415	332
Accounts payable and accrued expenses (including $828 and $2,178 due to related parties as of December 31, 2015 and 2014, respectively)	18,216	10,329
Deferred rent and other liabilities	3,958	1,575
Distributions payable	5,296	5,138
Total liabilities	543,697	152,710
Preferred stock, $0.01 par value per share, 50,000,000 authorized, none issued or outstanding at December 31, 2015 and 2014	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 96,866,152 and 94,448,748 shares issued and outstanding at December 31, 2015 and 2014, respectively	969	944
Additional paid-in capital	859,421	836,387
Accumulated other comprehensive loss	(410)	(327)
Accumulated deficit	(116,830)	(53,904)
Total stockholders’ equity	743,150	783,100
Total liabilities and stockholders’ equity	$1,286,847	$935,810

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix II-4

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,
	2015	2014	2013
Revenues:
Rental income	$80,975	$21,450	$5,406
Operating expense reimbursements	24,203	6,659	1,755
Total revenues	105,178	28,109	7,161
Operating expenses:
Asset management fees to related party	5,487	—	—
Property operating	34,732	8,844	2,337
Impairment charges	4,434	186	—
Fair value adjustments to contingent purchase price consideration	(13,695)	(672)	—
Acquisition and transaction related	9,783	11,891	978
General and administrative	8,743	2,558	457
Depreciation and amortization	49,755	14,080	5,202
Total operating expenses	99,239	36,887	8,974
Operating income (loss)	5,939	(8,778)	(1,813)
Other (expense) income:
Interest expense	(8,374)	(3,907)	(2,761)
Extinguishment of debt	—	—	(130)
Gain (loss) on disposition of land	1,021	(19)	—
Other income	21	72	—
Total other expense, net	(7,332)	(3,854)	(2,891)
Net loss	$(1,393)	$(12,632)	$(4,704)
Other comprehensive loss:
Change in unrealized loss on derivative	(83)	(229)	(98)
Comprehensive loss	$(1,476)	$(12,861)	$(4,802)
Basic and diluted weighted-average shares outstanding	96,113,056	49,231,737	3,216,903
Basic and diluted net loss per share	$(0.01)	$(0.26)	$(1.46)

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix II-5

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Par Value
Balance, December 31, 2012	834,118	$8	$1,372	$—	$(2,702)	$(1,322)
Issuances of common stock	6,349,720	63	62,708	—	—	62,771
Common stock offering costs, commissions and dealer manager fees	—	—	(8,309)	—	—	(8,309)
Common stock issued through distribution reinvestment plan	69,669	1	662	—	—	663
Common stock repurchases	(8,674)	—	(87)	—	—	(87)
Share-based compensation	9,000	—	38	—	—	38
Distributions declared	—	—	—	—	(2,071)	(2,071)
Net loss	—	—	—	—	(4,704)	(4,704)
Other comprehensive loss	—	—	—	(98)	—	(98)
Balance, December 31, 2013	7,253,833	72	56,384	(98)	(9,477)	46,881
Issuances of common stock	85,692,602	857	852,213	—	—	853,070
Common stock offering costs, commissions and dealer manager fees	—	—	(86,477)	—	—	(86,477)
Common stock issued through distribution reinvestment plan	1,560,476	16	14,808	—	—	14,824
Common stock repurchases	(64,818)	(1)	(634)	—	—	(635)
Share-based compensation, net of forfeitures	6,655	—	93	—	—	93
Distributions declared	—	—	—	—	(31,795)	(31,795)
Net loss	—	—	—	—	(12,632)	(12,632)
Other comprehensive loss	—	—	—	(229)	—	(229)
Balance, December 31, 2014	94,448,748	944	836,387	(327)	(53,904)	783,100
Change in offering costs	—	—	4	—	—	4
Common stock issued through distribution reinvestment plan	3,698,474	37	35,103	—	—	35,140
Common stock repurchases	(1,281,670)	(12)	(12,116)	—	—	(12,128)
Share-based compensation, net of forfeitures	600	—	43	—	—	43
Distributions declared	—	—	—	—	(61,533)	(61,533)
Net loss	—	—	—	—	(1,393)	(1,393)
Other comprehensive loss	—	—	—	(83)	—	(83)
Balance, December 31, 2015	96,866,152	$969	$859,421	$(410)	$(116,830)	$743,150

The accompanying notes are an integral part of these audited consolidated financial statements.
Appendix II-6

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(1,393)	$(12,632)	$(4,704)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	20,154	6,857	3,116
Amortization of in-place lease assets	29,467	7,177	2,079
Amortization (including accelerated write-off) of deferred costs	2,074	758	472
Amortization of mortgage premiums	(367)	(12)	—
(Accretion) amortization of market lease and other intangibles, net	(3,237)	172	428
Bad debt expense	1,241	—	—
Fair value adjustments to contingent purchase price consideration	(13,695)	(672)	—
Impairment charges	4,434	186	—
(Gain) loss on disposition of land	(1,021)	19	—
Share-based compensation	43	93	38
Ineffective portion of derivative	—	5	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(15,071)	(4,244)	(1,527)
Accounts payable and accrued expenses	5,185	5,144	(922)
Deferred rent and other liabilities	2,383	1,193	234
Restricted cash	(339)	(309)	(453)
Net cash provided by (used in) operating activities	29,858	3,735	(1,239)
Cash flows from investing activities:
Investments in real estate and other assets	(437,642)	(584,018)	(12,575)
Deposits for real estate acquisitions	—	(1,344)	—
Proceeds from disposition of land	2,503	543	—
Proceeds from contingent purchase price consideration	15,116	—	—
Restricted cash	(1,020)	(2,142)	(238)
Capital expenditures	(7,495)	(1,549)	(165)
Net cash used in investing activities	(428,538)	(588,510)	(12,978)
Cash flows from financing activities:
Proceeds from mortgage notes payable	—	—	11,000
Payments of mortgage notes payable	(598)	(384)	(29,517)
Proceeds from credit facility	304,000	—	—
Payments of notes payable	—	—	(7,235)
Payments of deferred financing costs	(812)	(7,061)	(949)
Proceeds from issuances of common stock	—	853,535	62,311
Common stock repurchases	(7,429)	(308)	(87)
Payments of offering costs and fees related to stock issuances, net	(1,176)	(90,112)	(7,209)
Distributions paid	(26,235)	(12,208)	(1,080)

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix II-7

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)

	Year Ended December 31,
	2015	2014	2013
Payments to related party, net	—	(1,019)	—
Net cash provided by financing activities	267,750	742,443	27,234
Net change in cash and cash equivalents	(130,930)	157,668	13,017
Cash and cash equivalents, beginning of period	170,963	13,295	278
Cash and cash equivalents, end of period	$40,033	$170,963	$13,295
Supplemental Disclosures:
Cash paid for interest	$6,538	$3,088	$2,311
Cash paid for income taxes	$368	$411	$12
Change in offering costs in accounts payable and accrued expenses	$(1,180)	$1,180	$4,815
Receivables for issuances of common stock	$—	$—	$465
Change in accrued common stock repurchases	$4,699	$327	$—
Change in capital improvements in accounts payable and accrued expenses	$(981)	$1,284	$—
Non-Cash Investing and Financing Activities:
Mortgage notes payable assumed or used to acquire investments in real estate	$42,612	$24,232	$40,875
Premium assumed on mortgage note payable	$4,839	$304	$—
Common stock issued through distribution reinvestment plan	$35,140	$14,824	$663

The accompanying notes are an integral part of these audited consolidated financial statements.

Appendix II-8

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 1 — Organization

American Realty Capital — Retail Centers of America, Inc. (the “Company”) has acquired and owns anchored, stabilized core retail properties for investment purposes, including power centers and lifestyle centers, which are located in the United States and were at least 80.0% leased at the time of acquisition. The Company purchased its first property and commenced active operations in June 2012. As of December 31, 2015, the Company owned 35 properties with an aggregate purchase price of $1.2 billion, comprised of 7.5 million rentable square feet, which were 95.1% leased on a weighted-average basis.

The Company, incorporated on July 29, 2010, is a Maryland corporation that qualified as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2012. Substantially all of the Company’s business is conducted through American Realty Capital Retail Operating Partnership, L.P. (the “OP”), a Delaware limited partnership.

On March 17, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts. The IPO closed on September 12, 2014. On September 22, 2014, the Company registered an additional 25.0 million shares of common stock to be used under the distribution reinvestment plan (the “DRIP”) pursuant to a registration statement on Form S-3D (File No. 333-198864).

As of December 31, 2015, the Company had 96.9 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP and had received total proceeds from the IPO and the DRIP of $961.7 million.

The Company intends to publish an estimate of net asset value per share of the Company’s common stock (“Estimated Per-Share NAV”) as of December 31, 2015 shortly following the filing of this Annual Report on Form 10-K for the year ended December 31, 2015 (the “NAV Pricing Date”), and subsequent valuations will occur periodically at the discretion of the Company’s board of directors, provided that such calculations will be made at least once annually. In determining Estimated Per-Share NAV, the Company expects to obtain estimated values for all of its properties. Until the NAV Pricing Date, the Company has offered shares pursuant to the DRIP at $9.50 per share and has repurchased shares pursuant to its original share repurchase program (the “Original SRP”). Beginning with the NAV Pricing Date, the Company will offer shares pursuant to the DRIP and repurchase shares pursuant to its amended and restated share repurchase program (the “Amended and Restated SRP”) at a price based on Estimated Per-Share NAV.

The Company has no direct employees. The Company has retained American Realty Capital Retail Advisor, LLC (the “Advisor”) to manage its affairs on a day-to-day basis. The Advisor has entered into a service agreement with an independent third party, Lincoln Retail REIT Services, LLC, a Delaware limited liability company (“Lincoln”), pursuant to which Lincoln provides, subject to the Advisor’s oversight, real estate-related services, including locating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed. The Advisor has paid and will continue to pay Lincoln a substantial portion of the fees and/or other expense reimbursements payable to the Advisor for the performance of real estate-related services. The Advisor is under common control with AR Global Investments, LLC (the successor business to AR Capital, LLC, the “Parent of the Sponsor” or “AR Global”), the parent of the Company’s sponsor, American Realty Capital IV, LLC (the “Sponsor”), as a result of which it is a related party of the Company.

Realty Capital Securities, LLC (the “Former Dealer Manager”) served as the dealer manager of the IPO and, together with its affiliates, continued to provide the Company with various services through December 31, 2015. RCS Capital Corporation, the parent company of the Former Dealer Manager and certain of its affiliates that provided services to the Company, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was under common control with the Parent of the Sponsor.

Appendix II-9

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate and fair value measurements, as applicable.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

The Company evaluates the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

In business combinations, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value of in-place leases and above- and below-market leases. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the Company’s estimate of fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below-market fixed rate renewal options for below-market leases.

In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates.

Appendix II-10

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

In allocating non-controlling interests, amounts are recorded based on the fair value of units issued at the date of acquisition, as determined by the terms of the applicable agreement.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including real estate valuations, prepared by independent valuation firms. The Company also considers information and other factors including: market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e.: location, size, demographics, value and comparative rental rates, tenant credit profile, store profitability and the importance of the location of the real estate to the operations of the tenant’s business.

Acquired intangible assets and lease liabilities consist of the following as of December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
In-place leases	$168,293	$34,298	$133,995	$112,997	$7,949	$105,048
Above-market leases	22,583	4,547	18,036	12,569	1,751	10,818
Below-market ground lease	1,578	39	1,539	1,578	—	1,578
Total acquired intangible lease assets	$192,454	$38,884	$153,570	$127,144	$9,700	$117,444
Intangible liabilities:
Below-market lease liabilities	$84,837	$6,734	$78,103	$49,315	$1,202	$48,113

Real estate investments that are intended to be sold are designated as “held for sale” on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale. Real estate investments are no longer depreciated when they are classified as held for sale. If the disposal, or intended disposal, of certain real estate investments represents a strategic shift that has had or will have a major effect on the Company’s operations and financial results, the operations of such real estate investments would be presented as discontinued operations in the consolidated statements of operations and comprehensive loss for all applicable periods. As of December 31, 2015, the Company had $0.5 million of land held for sale. There were no assets held for sale as of December 31, 2014.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

Appendix II-11

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

The following table provides the projected amortization expense and adjustments to revenue and property operating expense for intangible assets and liabilities for the next five years:

(in thousands)	2016	2017	2018	2019	2020
In-place leases	$32,453	$27,608	$20,567	$14,044	$9,523
Total to be added to depreciation and amortization	$32,453	$27,608	$20,567	$14,044	$9,523
Above-market lease assets	$(3,631)	$(3,437)	$(2,571)	$(1,742)	$(1,134)
Below-market lease liabilities	6,728	6,349	5,753	5,215	4,718
Total to be added to (deducted from) rental income	$3,097	$2,912	$3,182	$3,473	$3,584
Below-market ground lease asset	$39	$39	$39	$39	$39
Total to be added to property operating expense	$39	$39	$39	$39	$39

For the years ended December 31, 2015, 2014 and 2013, amortization of in-place leases of $29.5 million, $7.2 million and $2.1 million, respectively, is included in depreciation and amortization on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2015, 2014 and 2013, net (amortization) and accretion of above- and below-market lease intangibles of $3.3 million, $(0.2) million and $(0.4) million, respectively, is included in rental income on the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2015, amortization of the below-market ground lease asset of approximately $39,000 was recognized in property operating expense. No amortization of the below-market ground lease asset was recognized in property operating expense for the years ended December 31, 2014 or 2013.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less and funds in overnight repurchase agreements, in which excess funds over an established threshold are swept daily. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. As of December 31, 2015, the Company had deposits of $40.0 million of which $39.0 million were in excess of the amount insured by the FDIC. As of December 31, 2014, the Company had deposits of $171.0 million of which $170.2 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result thereof.

Appendix II-12

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Restricted Cash

Restricted cash primarily consists of reserves related to lease expirations, real estate taxes and insurance, as well as maintenance, structural, and debt service reserves.

Deferred Costs, Net

Deferred costs, net, consists of deferred financing costs net of accumulated amortization and deferred leasing costs net of accumulated amortization.

Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Deferred leasing costs, consisting primarily of lease commissions and payments made to execute new leases, are deferred and amortized over the term of the lease.

As of December 31, 2015, the Company had $9.1 million of deferred costs, net, consisting of $6.4 million of deferred financing costs, net and $2.7 million of deferred leasing costs, net. As of December 31, 2014, the Company had $8.1 million of deferred costs, net, consisting of $7.5 million of deferred financing costs, net and $0.6 million of deferred leasing costs, net.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statement of operations and comprehensive loss. If the derivative is designated and qualifies for hedge accounting treatment, the change in

Appendix II-13

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Revenue Recognition

The Company’s revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. When the Company acquires a property, acquisition date is considered to be the commencement date for purposes of this calculation.

The Company owns certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant’s sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, the Company defers the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. Contingent rental income is included in rental income on the accompanying consolidated statements of operations and comprehensive loss.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the Company’s consolidated statements of operations and comprehensive loss.

Cost recoveries from tenants are included in operating expense reimbursements on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

Offering and Related Costs

Offering and related costs included all expenses incurred in connection with the Company’s IPO. Offering costs (other than selling commissions and the dealer manager fee) included costs that were paid by the Advisor, the Former Dealer Manager or their affiliates on behalf of the Company. These costs included but were not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow related fees; (iii) reimbursement of the Former Dealer Manager for amounts it paid to reimburse the itemized and detailed due diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for a portion of the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. The Company is obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs that were paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by the Company in its offering exceeded 1.5% of gross offering proceeds. As a result, these costs are only a liability of the Company to the extent aggregate selling commissions, the dealer manager fee and other organization and offering costs did not exceed 11.5% of the gross proceeds determined at the end of the IPO. As of the end of the IPO, offering costs were less than 11.5% (See Note 10 — Related Party Transactions and Arrangements).

Appendix II-14

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Share-Based Compensation

The Company has a stock-based award plan, which is accounted for under the guidance for share based payments. The expense for such awards is included in general and administrative expenses and is recognized over the vesting period or when the requirements for exercise of the award have been met (See Note 12 — Share-Based Compensation).

Income Taxes

The Company qualified to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ended December 31, 2012. Commencing with such taxable year, the Company has been organized and has operated in a manner so that it qualifies for taxation as a REIT under the Code. The Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT. In order to continue to qualify for taxation as a REIT, the Company must, among other things, distribute annually at least 90% of its REIT taxable income to the Company’s stockholders (which does not equal net income as calculated in accordance with GAAP) determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our REIT taxable income that we distribute to our stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and properties, as well as federal income and excise taxes on its undistributed income. Further, the Company has taxable REIT subsidiaries, which are set up to conduct activities that cannot otherwise be conducted by a REIT, and are subject to corporate income tax.

The amount of distributions payable to the Company’s stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to maintain the Company’s status as a REIT under the Code.

The following table details from a U.S. federal income tax perspective, the portion of distributions classified as return of capital and ordinary dividend income, per share per annum, for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015		2014		2013
Return of capital	64.1%	$0.41	88.7%	$0.57	4.6%	$0.03
Ordinary dividend income	35.9%	0.23	11.3%	0.07	95.4%	0.61
Total	100.0%	$0.64	100.0%	$0.64	100.0%	$0.64

Per Share Data

Basic loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share considers the effect of potentially dilutive instruments outstanding during such period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company’s investments in real estate generate rental revenue and other income through the leasing of properties, which comprise 100% of its total consolidated revenues. Management evaluates the operating performance of the Company’s investments in real estate on an individual property level.

Appendix II-15

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

Reclassifications

The Company changed its prior presentation of cash flows associated with restricted cash accounts from financing activities to operating activities or investing activities in the consolidated statements of cash flows based on the restrictions that permit the cash to be used to pay specific operating expenses such as real estate taxes and insurance or for capital expenditures and improvements. The restrictions arise from certain borrowing agreements and had previously been presented as cash flows from financing activities.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The Company has not yet selected a transition method and is currently evaluating the impact of the new guidance.

In January 2015, the FASB issued updated guidance that eliminates from GAAP the concept of an event or transaction that is unusual in nature and occurs infrequently being treated as an extraordinary item. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Any amendments may be applied either prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company has adopted the provisions of this guidance for the fiscal year ending December 31, 2015 and determined that there is no impact to the Company’s consolidated financial position, results of operations and cash flows.

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted, including adoption in an interim period. The Company elected to adopt this guidance effective January 1, 2016.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted for financial statements that have not previously been issued. The Company elected to adopt this guidance effective January 1, 2016. In the Company’s future quarterly and annual filings, beginning with the Company’s next quarterly report on Form 10-Q, the adoption of this revised guidance will

Appendix II-16

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 2 — Summary of Significant Accounting Policies  – (continued)

result in the reclassification of $1.7 million of deferred issuance costs related to the Company’s mortgage notes payable from deferred costs, net to mortgage notes payable in the Company’s consolidated balance sheet as of December 31, 2015.

In September 2015, the FASB issued an update that eliminates the requirement to adjust provisional amounts from a business combination and the related impact on earnings by restating prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of measurement period adjustments on current and prior periods, including the prior period impact on depreciation, amortization and other income statement items and their related tax effects, to be recognized in the period the adjustment amount is determined. The cumulative adjustment would be reflected within the respective financial statement line items affected. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted. The Company has elected to adopt the new guidance for the fiscal year ended December 31, 2015. The adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. The Company is currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new guidance.

Note 3 — Real Estate Investments

The Company owned 35 properties, which were acquired for investment purposes, as of December 31, 2015. The rentable square feet or annualized rental income on a straight-line basis of the three properties summarized below represented 5.0% or more of the Company’s total portfolio’s rentable square feet or annualized rental income on a straight-line basis as of December 31, 2015.

Southroads Shopping Center

On October 29, 2014, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of the fee simple interest in Southroads Shopping Center, a power center located in Tulsa, Oklahoma (“Southroads Shopping Center”). The seller had no preexisting relationship with the Company. The contract purchase price of Southroads Shopping Center was $57.8 million, exclusive of closing costs, and was funded with proceeds from the Company’s IPO. The Company accounted for the purchase of Southroads

Appendix II-17

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 3 — Real Estate Investments  – (continued)

Shopping Center as a business combination and incurred acquisition related costs of $1.0 million at acquisition, which are reflected in acquisition and transaction related expenses of the consolidated statement of operations and comprehensive loss for the year ended December 31, 2014.

The Shops at West End

On December 23, 2014, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of the fee simple interest in The Shops at West End, a lifestyle center located in St. Louis Park, Minnesota (“The Shops at West End”). The seller had no preexisting relationship with the Company. The contract purchase price of The Shops at West End was $117.1 million, exclusive of closing costs, and was funded with proceeds from the Company’s IPO. The Company accounted for the purchase of The Shops at West End as a business combination and incurred acquisition related costs of $1.9 million at acquisition, which are reflected in acquisition and transaction related expenses of the consolidated statement of operations and comprehensive loss for the year ended December 31, 2014.

During the quarter ended June 30, 2015, the Company settled its contingent consideration arrangement associated with The Shops at West End and recognized a fair value adjustment to contingent purchase price of $13.8 million, which is reflected on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2015. Simultaneously, during the quarter ended June 30, 2015, the Company impaired the contingent-related items that were ascribed value at acquisition and recognized impairment charges of $4.4 million, which is reflected on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2015. During the year ended December 31, 2015, the Company received proceeds as a return of contingent consideration associated with The Shops at West End of $13.8 million.

Patton Creek

On August 28, 2015, the Company, through an indirect wholly-owned subsidiary of the OP, closed its acquisition of the fee simple interest in Patton Creek, a power center located in Hoover, Alabama (“Patton Creek”). The seller had no preexisting relationship with the Company. The contract purchase price of Patton Creek was $83.5 million, exclusive of closing costs. The acquisition of Patton Creek was funded with proceeds from the Company’s IPO and assumption of an existing mortgage secured by Patton Creek. The Company accounted for the purchase of Patton Creek as a business combination and incurred acquisition related costs of $1.5 million at acquisition, which are reflected in acquisition and transaction related expenses of the consolidated statements of operations and comprehensive loss for the year ended December 31, 2015.

The following table presents the allocation of the assets acquired and liabilities assumed during the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(Dollar amounts in thousands)	2015		2014	2013
Real estate investments, at cost:
Land	$118,188		$134,146	$15,757
Buildings, fixtures and improvements	330,129		411,322	28,834
Total tangible assets	448,317		545,468	44,591
Acquired intangibles:
In-place leases	63,217	(1)	102,911	5,305
Above-market lease assets	10,098	(1)	7,609	3,101
Below-market lease liabilities	(36,539	)(1)	(48,340)	(111)
Below-market ground lease asset	—		1,578	—
Total intangible real estate investments, net	36,776		63,758	8,295
Land held for sale	—		—	564
Total assets acquired, net	485,093		609,226	53,450

Appendix II-18

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 3 — Real Estate Investments  – (continued)

	Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2013
Mortgage notes payable assumed or used to acquire real estate investments	(42,612)	(24,232)	(40,875)
Premiums on mortgage notes payable assumed	(4,839)	(304)	—
Contingent purchase price obligation	—	(672)	—
Cash paid for acquired real estate investments	$437,642	$584,018	$12,575
Number of properties purchased	15 (2)	17	1

(1)	Weighted-average remaining amortization periods for in-place leases, above-market lease assets and below-market lease liabilities acquired during the year ended December 31, 2015 were 6.7, 13.0 and 18.5 years, respectively, as of each property’s respective acquisition date.
(2)	On December 12, 2015, the Company purchased additional shop space at Parkside Shopping Center, which was acquired during the year ended December 31, 2014. The acquisition is included in the dollar amounts above, but it is not included as an additional property purchased during the year ended December 31, 2015.

The following table presents unaudited pro forma information as if the acquisitions during the year ended December 31, 2015 had been consummated on January 1, 2014 and as if the acquisitions during the year ended December 31, 2014 had been consummated on January 1, 2013. Additionally, the unaudited pro forma net income was adjusted to reclassify acquisition related expense of $9.8 million from the year ended December 31, 2015 to the year ended December 31, 2014 and to reclassify acquisition related expense of $11.9 million from the year ended December 31, 2014 to the year ended December 31, 2013 (not presented in table below):

	Year Ended December 31,
(In thousands)	2015(1)	2014
Pro forma revenues	$132,005	$127,651
Pro forma net income	$5,405	$10,358
Basic and diluted pro forma net income per share	$0.06	$0.21

(1)	For the year ended December 31, 2015, aggregate revenues and net loss derived from the Company’s 2015 acquisitions (for the Company’s period of ownership) were $20.7 million and $3.7 million, respectively.

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items:

(In thousands)	Future Minimum Base Rent Payments
2016	$94,274
2017	89,042
2018	75,672
2019	59,137
2020	47,601
Thereafter	184,792
$550,518

Appendix II-19

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 3 — Real Estate Investments  – (continued)

No tenant represented 10.0% or greater of consolidated annualized rental income on a straight-line basis for all properties as of December 31, 2015 and 2014.

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of December 31, 2015 and 2014:

	December 31,
State	2015	2014
Texas	12.4%	14.1%
North Carolina	11.6%	*
Minnesota	*	17.0%
Florida	*	13.4%
Oklahoma	*	11.2%

*	State’s annualized rental income on a straight-line basis was not greater than or equal to 10.0% of consolidated annualized rental income for all properties as of the date specified.

The Company did not own properties in any other state that in total represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of December 31, 2015 and 2014.

Note 4 — Credit Facility

The Company has entered into a credit facility, that provides for aggregate revolving loan borrowings of up to $325.0 million (subject to unencumbered asset pool availability), with a $25.0 million swingline subfacility and a $20.0 million letter of credit subfacility, subject to certain conditions, as amended (the “Credit Facility”). Through an uncommitted “accordion feature,” the OP, subject to certain conditions, may increase commitments under the Credit Facility to up to $575.0 million. Borrowings under the Credit Facility, along with cash on hand from the Company’s IPO, have been used to finance acquisitions and for general corporate purposes. As of December 31, 2015, the Company’s unused borrowing capacity was $21.0 million, based on the asset pool availability governed by the Credit Facility. As of December 31, 2015, the Company had $304.0 million outstanding under the Credit Facility. As of December 31, 2014, the Company had no outstanding borrowings under the Credit Facility.

Borrowings under the Credit Facility bear interest, at the OP’s election, at either (i) the base rate (which is defined in the Credit Agreement as the greatest of (a) the prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 0.50%, and (c) LIBOR for a one month interest period plus 1.0%) plus an applicable spread ranging from 0.35% to 1.00%, depending on the Company’s consolidated leverage ratio, or (ii) LIBOR for the applicable interest period plus an applicable spread ranging from 1.35% to 2.00%, depending on the Company’s consolidated leverage ratio. As of December 31, 2015, the weighted average interest rate on the Credit Facility was 1.77%. The Credit Facility requires the Company to pay an unused fee per annum of 0.25% and 0.15%, if the unused balance exceeds, or is equal to or less than, 50.0% of the available facility, respectively.

The Credit Facility provides for quarterly interest payments for each base rate loan and periodic interest payments for each LIBOR loan, based upon the applicable interest period (though no longer than three months) with respect to such LIBOR loan, with all principal outstanding being due on the maturity date. The Credit Facility will mature on December 2, 2018, provided that the OP, subject to certain conditions, may elect to extend the maturity date one year to December 2, 2019. The Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty. In the event of a default, the lenders have the right to terminate their obligations under the Credit Facility and to accelerate the payment on any unpaid principal

Appendix II-20

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 4 — Credit Facility  – (continued)

amount of all outstanding loans. The Company, certain of its wholly-owned subsidiaries and certain wholly-owned subsidiaries of the OP guarantee the obligations under the Credit Facility.

The Credit Facility requires the Company to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of December 31, 2015, the Company was in compliance with the financial covenants under the Credit Facility.

Note 5 — Mortgage Notes Payable

The Company’s mortgage notes payable as of December 31, 2015 and 2014 consist of the following:

Portfolio	Encumbered Properties	Outstanding Loan Amount as of December 31,		Effective Interest Rate as of December 31,				Interest Rate	Maturity Date
		2015	2014	2015		2014
		(In thousands)	(In thousands)
Liberty Crossing	1	$11,000	$11,000	4.66%		4.66%		Fixed	Jul. 2018
San Pedro Crossing	1	17,985	17,985	3.79%		3.79%		Fixed	Jan. 2018
Tiffany Springs MarketCenter	1	33,802	33,802	3.92%		3.92%		Fixed(1)	Oct. 2018
Shops at Shelby Crossing	1	23,781	24,144	4.97%		4.97%		Fixed	Mar. 2024
Patton Creek	1	42,377	—	5.76%		—%		Fixed	Dec. 2020
Total	5	$128,945	$86,931	4.76	%(2)	4.28	%(2)

(1)	Fixed as a result of entering into a swap agreement.
(2)	Calculated on a weighted-average basis for all mortgages outstanding as of the dates indicated.

The following table summarizes the scheduled aggregate principal payments for the Company’s aggregate long-term debt obligations for the five years subsequent to December 31, 2015:

(In thousands)	Future Principal Payments on Mortgage Notes Payable	Future Principal Payments on Credit Facility	Total Future Principal Payments on Long-Term Debt Obligations
2016	$1,112	$—	$1,112
2017	1,185	—	1,185
2018	64,039	304,000	368,039
2019	1,322	—	1,322
2020	1,306	—	1,306
Thereafter	59,981	—	59,981
	$128,945	$304,000	$432,945

The Company’s mortgage notes payable agreements require compliance with certain property-level financial covenants including debt service coverage ratios. As of December 31, 2015, the Company was in compliance with financial covenants under its mortgage notes payable agreements.

Appendix II-21

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 6 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
Level 3 —	Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with this derivative utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparty. However, as of December 31, 2015 and 2014, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative position and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivative. As a result, the Company has determined that its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

Appendix II-22

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 6 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy within which those instruments fall:

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2015
Interest rate swap	$—	$(415)	$—	$(415)
December 31, 2014
Interest rate swap	$—	$(332)	$—	$(332)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets and liabilities. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2015 or 2014. There were no transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2015 or 2014.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, prepaid expenses and other assets, accounts payable and accrued expenses and distributions payable approximates their carrying value on the accompanying consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated balance sheets are reported in the following table:

(In thousands)	Level	Carrying Amount at December 31, 2015	Fair Value at December 31, 2015	Carrying Amount at December 31, 2014	Fair Value at December 31, 2014
Mortgage notes payable and premium, net	3	$133,709	$134,707	$87,223	$89,347
Credit Facility	3	$304,000	$304,000	$—	$—

The fair value of mortgage notes payable is estimated by an independent third party using a discounted cash flow analysis, based on management’s estimates of market interest rates. Advances under the Credit Facility are considered to be reported at fair value, because its interest rate varies with changes in LIBOR.

Note 7 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Appendix II-23

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 7 — Derivatives and Hedging Activities  – (continued)

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2015, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $0.3 million will be reclassified from other comprehensive loss as an increase to interest expense.

As of December 31, 2015 and 2014, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

	December 31,
	2015		2014
Interest Rate Derivative	Number of Instruments	Notional Amount	Number of Instruments	Notional Amount
		(In thousands)		(In thousands)
Interest Rate Swap	1	$34,098	1	$34,098

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the accompanying consolidated balance sheets as of December 31, 2015 and 2014:

		December 31,
(In thousands)	Balance Sheet Location	2015	2014
Derivatives designated as hedging instruments:
Interest Rate Swap	Derivatives, at fair value	$(415)	$(332)

Appendix II-24

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 7 — Derivatives and Hedging Activities  – (continued)

The table below details the location in the accompanying consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
(In thousands)	2015	2014	2013
Amount of (loss) gain recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$(576)	$(734)	$(225)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(493)	$(505)	$(127)
Amount of (loss) gain recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)*	$—	$(5)	$—

*	The Company reclassified approximately $5,000 of other comprehensive loss, net to interest expense during the year ended December 31, 2014, which represented the ineffective portion of the change in fair value of the derivative. There was no net gain or loss recognized for the year ended December 31, 2015 as a result of reclassifications of other comprehensive income and other comprehensive loss, net. There were no such reclassifications during the year ended December 31, 2013.

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company’s derivatives as of December 31, 2015 and 2014. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the accompanying consolidated balance sheets:

(In thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amounts of Liabilities presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Received (Posted)
December 31, 2015	$(415)	$—	$(415)	$—	$—	$(415)
December 31, 2014	$(332)	$—	$(332)	$—	$—	$(332)

Derivatives Not Designated as Hedges

Derivatives not designated as hedges are not speculative. These derivatives may be used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements to be classified as hedging instruments. As of December 31, 2015 and 2014, the Company does not have any hedging instruments that do not qualify for hedge accounting.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2015, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $0.5 million. As of December 31, 2015, the Company has not posted any collateral related to these agreements and was not

Appendix II-25

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 7 — Derivatives and Hedging Activities  – (continued)

in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $0.5 million at December 31, 2015.

Note 8 — Common Stock

As of December 31, 2015 and 2014, the Company had 96.9 million and 94.4 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP.

On September 19, 2011, the Company’s board of directors authorized, and the Company declared, distributions payable to stockholders of record each day during the applicable period equal to $0.0017534247 per day, which is equivalent to $0.64 per annum, per share of common stock. Distributions began to accrue on June 8, 2012, the date of the Company’s initial property acquisition. Distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

Share Repurchase Program

The Company’s board of directors adopted the share repurchase program as initially approved (the “Original SRP”), which enabled stockholders to sell their shares to the Company in limited circumstances. The Original SRP permitted investors to sell their shares back to the Company after they had held them for at least one year, subject to the significant conditions and limitations described below. The Original SRP was effective for the entirety of the years ended December 31, 2015, 2014 and 2013. Under the Original SRP, shares were repurchased on a quarterly basis.

In January 2016, the Company’s board of directors unanimously approved the Amended and Restated SRP, effective February 28, 2016, which supersedes and replaces the Original SRP. The Amended and Restated SRP permits investors to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below. The Company may repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

Prior to the NAV Pricing Date, the purchase price per share for requests other than for death or disability under both the Original SRP and the Amended and Restated SRP depends on the length of time investors have held such shares as follows (in each case, as adjusted for any stock distributions, combinations, splits and recapitalizations):

•	after one year from the purchase date — the lower of $9.25 or 92.5% of the amount they actually paid for each share;
•	after two years from the purchase date —the lower of $9.50 or 95.0% of the amount they actually paid for each share;
•	after three years from the purchase date — the lower of $9.75 or 97.5% of the amount they actually paid for each share; and
•	after four years from the purchase date — the lower of $10.00 or 100.0% of the amount they actually paid for each share.

In the case of requests for death or disability prior to the NAV Pricing Date, the repurchase price per share is equal to the price paid to acquire the shares from the Company.

Under the Amended and Restated SRP, the repurchase price per share on and following the NAV Pricing Date for requests other than for death or disability will be as follows:

•	after one year from the purchase date — 92.5% of the Estimated Per-Share NAV;

Appendix II-26

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 8 — Common Stock  – (continued)

•	after two years from the purchase date — 95.0% of the Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of the Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of the Estimated Per-Share NAV.

In the case of requests for death or disability on and following the NAV Pricing Date, the repurchase price per share will be equal to the Estimated Per-Share NAV at the time of repurchase.

The Company intends to publish an Estimated Per-Share NAV as of December 31, 2015 shortly following the filing of this Annual Report on Form 10-K for the year ended December 31, 2015. In determining Estimated Per-Share NAV, the Company expects to obtain estimated values for all of its properties.

The Company was only authorized to repurchase shares pursuant to the Original SRP up to the value of the shares issued under the DRIP and limited the amount spent to repurchase shares in a given quarter to the value of the shares issued under the DRIP in that same quarter. Purchases under the Original SRP by the Company were limited in any calendar year to 5.0% of the number of shares of common stock outstanding on December 31 of the previous calendar year.

Under the Amended and Restated SRP, repurchases at each semi-annual period will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the Amended and Restated SRP for any given semiannual period will be limited to proceeds received during that same semiannual period through the issuance of common stock pursuant to the DRIP.

The Company’s board of directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase, change the purchase price for repurchases or otherwise amend the terms of, suspend or terminate the SRP and the Amended and Restated SRP. Due to these limitations, the Company cannot guarantee that it will be able to accommodate all repurchase requests.

When a stockholder requests repurchases and the repurchases are approved by the Company’s board of directors, it will reclassify such obligation from equity to a liability based on the settlement value of the obligation. The following table summarizes the share repurchases cumulatively through December 31, 2015:

	Number of Shares Repurchased	Weighted-Average Price per Share
Cumulative repurchases as of December 31, 2012	—	$—
Year Ended December 31, 2013	8,674	9.98
Cumulative repurchases as of December 31, 2013	8,674	9.98
Year Ended December 31, 2014	64,818	9.80
Cumulative repurchases as of December 31, 2014	73,492	9.82
Year Ended December 31, 2015	1,281,670	9.46
Cumulative repurchases as of December 31, 2015(1)	1,355,162	$9.48

(1)	Includes 533,186 shares of accrued repurchase requests with a weighted-average repurchase price per share of $9.43, which were approved for repurchase as of December 31, 2015 and were completed during the first quarter of 2016. This $5.0 million liability is included in accounts payable and accrued expenses on the Company’s consolidated balance sheet as of December 31, 2015. There were no other shares requested to be repurchased as of December 31, 2015.

Appendix II-27

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 8 — Common Stock  – (continued)

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the IPO. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days’ notice to participants. Shares issued under the DRIP are recorded to equity in the accompanying consolidated balance sheet in the period distributions are declared. During the year ended December 31, 2015, the Company issued 3.7 million shares of common stock with a value of $35.1 million and a par value per share of $0.01 pursuant to the DRIP.

Note 9 — Commitments and Contingencies

Future Minimum Ground Lease Payments

The Company entered into ground lease agreements related to certain acquisitions under leasehold interest arrangements. The following table reflects the minimum base cash rental payments due from the Company over the next five years and thereafter:

(In thousands)	Future Minimum Base Rent Payments
2016	$504
2017	514
2018	524
2019	535
2020	546
Thereafter	9,376
$11,999

Total rental expense was $0.7 million and approximately $20,000 during the years ended December 31, 2015 and 2014, respectively. There was no rental expense during the year ended December 31, 2013.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on its financial position or results of operations.

Note 10 — Related Party Transactions and Arrangements

The Sponsor and American Realty Capital Retail Special Limited Partnership, LLC, an entity controlled by the Sponsor, owned 242,222 shares of the Company’s outstanding common stock as of December 31, 2015 and 2014. The Company is the sole general partner and holds substantially all the units of limited partner interest in the OP (“OP Units”). The Advisor, a limited partner in the OP, holds 202 OP Units, which represents a nominal percentage of the aggregate OP ownership. After holding the OP Units for a period of

Appendix II-28

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

one year, or upon liquidation of the OP or sale of substantially all of the assets of the OP, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets. As of December 31, 2015 and 2014, the Advisor owned 202 OP Units.

Fees Paid in Connection with the IPO

During the IPO, the Former Dealer Manager was paid fees and compensation in connection with the sale of the Company’s common stock. The Former Dealer Manager was paid a selling commission of up to 7.0% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Former Dealer Manager received up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer manager fee. The Former Dealer Manager was entitled to reallow its dealer manager fee to participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. The following table details total selling commissions and dealer manager fees incurred by the Company during the years ended December 31, 2015, 2014 and 2013 and payable to the Former Dealer Manager as of December 31, 2015 and 2014:

	Year Ended December 31,			Payable as of December 31,
(In thousands)	2015	2014	2013	2015	2014
Total commissions and fees to the Former Dealer Manager	$—	$81,728	$5,711	$—	$—

The Advisor and its affiliates were paid compensation and received expense reimbursements for services relating to the IPO. The Company utilized transfer agent services provided by an affiliate of the Former Dealer Manager. All offering costs relating to the IPO incurred by the Company or entities affiliated with the Advisor or the Former Dealer Manager on behalf of the Company were charged to additional paid-in capital on the accompanying consolidated balance sheets. The following table details offering costs and reimbursements incurred during the years ended December 31, 2015, 2014 and 2013 and payable to the Advisor and its affiliates and Former Dealer Manager and its affiliates as of December 31, 2015 and 2014:

	Year Ended December 31,			Payable as of December 31,
(In thousands)	2015	2014	2013	2015	2014
Fees and expense reimbursements to the Advisor and its affiliates and Former Dealer Manager and its affiliates	$—	$2,854	$1,361	$—	$1,152

The Company was responsible for paying offering and related costs from the IPO, excluding commissions and dealer manager fees, up to a maximum of 1.5% of gross proceeds received from the IPO, measured at the end of the IPO. Offering costs in excess of the 1.5% cap as of the end of the IPO would have been the Advisor’s responsibility. As of the close of the IPO, cumulative offering and related costs, excluding commissions and dealer manager fees, did not exceed the 1.5% threshold.

Fees and Participations Paid in Connection With the Operations of the Company

The Advisor is paid an acquisition fee equal to 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for any loan or other investment. The Advisor is also paid for services provided for which it incurs investment-related expenses, or insourced expenses. Such insourced

Appendix II-29

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

expenses will be fixed initially at, and may not exceed, 0.5% of the contract purchase price and 0.5% of the amount advanced for a loan or other investment. Additionally, the Company pays third party acquisition expenses. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) will not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired. In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fees) payable with respect to the Company’s portfolio of investments or reinvestments exceed 4.5% of the contract purchase price to be measured at the close of the acquisition phase or 4.5% of the amount advanced for all loans or other investments.

If the Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 1.0% of the amount available or outstanding under such financing, subject to certain limitations.

In connection with the asset management services provided by the Advisor, the Company issued to the Advisor an asset management subordinated participation by causing the OP to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted, forfeitable partnership units of the OP designated as “Class B Units.” Class B Units are intended to be profit interests which will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 7.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors without cause; (2) a listing of the Company’s common stock on a national securities exchange; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Unvested Class B Units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company’s independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company’s independent directors without cause before the economic hurdle has been met.

When approved by the board of directors, the Class B Units were issued to the Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the OP. The number of Class B Units issued in any quarter was equal to the cost of the Company’s assets multiplied by 0.1875%, divided by the value of one share of common stock as of the last day of such calendar quarter, which was equal initially to $9.00 (the initial offering price in the IPO minus selling commissions and dealer manager fees). As of December 31, 2015, the Company could not determine the probability of achieving the performance condition. The value of issued Class B Units will be determined and expensed when the Company deems the achievement of the performance condition to be probable. The Advisor receives distributions on the vested and unvested Class B Units it received in connection with its asset management subordinated participation at the same rate as distributions received on the Company’s common stock. Such distributions on issued Class B Units are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss until the performance condition is considered probable to occur. As of December 31, 2015, the Company’s board of directors has approved the issuance of and the OP has issued 479,802 Class B Units to the Advisor in connection with this arrangement on a cumulative basis.

Appendix II-30

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

Effective April 1, 2015:

i.	for any period commencing on or after April 1, 2015, the Company pays the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets an Asset Management Fee (as defined in the advisory agreement) equal to 0.0625% per month of the Cost of Assets (as defined in the advisory agreement) (or, once the Company begins disclosing net asset value (“NAV”) in periodic or current reports filed with the SEC, 0.0625% of the lower of the Cost of Assets and the fair market value of the Company’s assets as reported in the applicable periodic or current report filed with the SEC disclosing NAV);
ii.	such Asset Management Fee is payable monthly in arrears in cash, in shares of common stock, or a combination of both, the form of payment to be determined in the sole discretion of the Advisor; and
iii.	the Company shall not cause the OP to issue any Class B Units in respect of periods subsequent to March 31, 2015.

In connection with property management and leasing services, unless the Company contracts with a third party, the Company will pay to an affiliate of the Advisor a property management fee of 2.0% of gross revenues from the Company’s stand-alone single-tenant net leased properties which are not part of a shopping center and 4.0% of gross revenues from all other types of properties. The Company will also reimburse the affiliate for property level expenses. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees and, prior to January 28, 2014, would pay the Advisor an oversight fee of up to 1.0% of the gross revenues of the property managed. In no event would the Company pay the Advisor or any of its affiliates both a property management fee and an oversight fee with respect to any particular property. Effective January 28, 2014, the Advisor eliminated the oversight fee.

In connection with any construction, renovation or tenant finish-out on any property, the Company will pay the Advisor 6.0% of the hard costs of the construction, renovation and/or tenant finish-out, as applicable. No such amounts were incurred during the years ended December 31, 2015, 2014 or 2013.

Effective March 1, 2013, the Company entered into an agreement with the Former Dealer Manager to provide strategic advisory services and investment banking services required in the ordinary course of the Company’s business, such as performing financial analysis, evaluating publicly traded comparable companies and assisting in developing a portfolio composition strategy, a capitalization structure to optimize future liquidity options and structuring operations. Strategic advisory fees were amortized over the estimated remaining term of the IPO and, as such, were fully amortized as of December 31, 2014. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss during the periods the services were provided. The Former Dealer Manager and its affiliates also provided transfer agency services, as well as transaction management and other professional services. These fees are also included in general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss during the periods the services were provided.

The Company reimburses the Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which the Company’s operating expenses (including the asset management fee, as applicable) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets, or (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash expenses and excluding any gain from the sale of assets for that period, unless the Company’s independent directors determine that such excess was justified based on unusual and nonrecurring factors which they deem sufficient, in which case the excess amount may be reimbursed to the Advisor in subsequent periods. Additionally, the Company reimburses the Advisor for personnel costs in connection with other services during the operational stage; however, the Company will not

Appendix II-31

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees, acquisition expenses or real estate commissions. The Company will not reimburse the Advisor for salaries and benefits paid to the Company’s executive officers. During the year ended December 31, 2015, the Company incurred $1.0 million of reimbursements from the Advisor for providing administrative services. These reimbursements are included in general and administrative expense on the consolidated statements of operations and comprehensive loss. No reimbursements were made to the Advisor for providing administrative services during the years ended December 31, 2014 or 2013.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to waive certain fees. Because the Advisor may waive certain fees, cash flows from operations that would have been paid to the Advisor may be available to pay distributions. The fees that may be forgiven are not deferrals and accordingly, will not be paid to the Advisor. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs and/or property operating costs. No general and administrative costs of the Company were absorbed by the Advisor during the year ended December 31, 2015. The Advisor absorbed $0.3 million and $0.7 million of general and administrative costs of the Company during the years ended December 31, 2014 and 2013, respectively. No property operating costs were absorbed by the Advisor during the years ended December 31, 2015 and 2014. The advisor absorbed approximately $41,000 of property operating costs during the year ended December 31, 2013. General and administrative expenses and property operating expenses are presented net of costs absorbed by the Advisor on the accompanying consolidated statements of operations and comprehensive loss.

The predecessor to the Parent of the Sponsor is a party to a services agreement with RCS Advisory Services, LLC, a subsidiary of the parent company of the Former Dealer Manager (“RCS Advisory”), pursuant to which RCS Advisory and its affiliates provided the Company and certain other companies sponsored by AR Global with services (including, without limitation, transaction management, compliance, due diligence, event coordination and marketing services, among others) on a time and expenses incurred basis or at a flat rate based on services performed. The predecessor to the Parent of the Sponsor instructed RCS Advisory to stop providing such services in November 2015, and no services have since been provided by RCS Advisory.

The Company is also party to a transfer agency agreement with American National Stock Transfer, LLC, a subsidiary of the parent company of the Former Dealer Manager (“ANST”), pursuant to which ANST provided the Company with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services), and supervisory services overseeing the transfer agency services performed by a third-party transfer agent. The Parent of the Sponsor received written notice from ANST on February 10, 2016 that it would wind down operations by the end of the month and would withdraw as the transfer agent effective February 29, 2016. On February 26, 2016, the Company entered into a definitive agreement with DST Systems, Inc., its previous provider of sub-transfer agency services, to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Appendix II-32

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

The following table details amounts incurred and forgiven during the years ended December 31, 2015, 2014 and 2013 and amounts contradctually due as of December 31, 2015 and 2014 in connection with the operations related services described above. Amounts below are inclusive of fees and other expense reimbursements incurred from and due to the Advisor that are passed through and ultimately paid to Lincoln as a result of the Advisor’s exclusive service agreement with Lincoln:

	Year Ended December 31,						Payable as of December 31,
	2015		2014		2013		2015	2014
(In thousands)	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$7,245	$—	$9,214	$—	$802	$—	$—	$—
Financing coordination fees(1)	426	—	3,492	—	409	—	—	—
Ongoing fees:
Asset management fees	5,487	—	—	—	—	18	—	—
Property management and leasing fees	5,445	—	1,362	—	455	72	452	249
Professional fees and other reimbursements	4,399	—	1,288	—	276	—	376	777
Strategic advisory fees	—	—	425	—	495	—	—	—
Distributions on Class B Units	243	—	41	—	—	—	—	—
Total related party operation fees and reimbursements	$23,245	$—	$15,822	$—	$2,437	$90	$828	$1,026

(1)	These fees are initially capitalized to deferred costs, net on the consolidated balance sheets and subsequently amortized over the life of the respective instrument to interest expense on the consolidated statements of operations and comprehensive loss.

Fees and Participations Paid in Connection with Liquidation or Listing

The Company will pay a brokerage commission to the Advisor or its affiliates on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid, if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission, in light of the size, type and location of the property, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. The Company incurred approximately $6,000 of brokerage commissions from the Advisor during the year ended December 31, 2014. No such fees were incurred during the years ended December 31, 2015 or 2013.

The Company will pay the Advisor a subordinated participation in the net sales proceeds of the sale of real estate assets of 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax non-compounded annual return on the capital contributed by investors. The Company cannot assure that it will provide this 7.0% annual return and the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company’s investors have received a 7.0% cumulative non-compounded annual return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such amounts were incurred during the years ended December 31, 2015, 2014 or 2013.

Appendix II-33

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 10 — Related Party Transactions and Arrangements  – (continued)

If the Company’s shares of common stock are listed on a national securities exchange, the Advisor will receive a subordinated incentive listing distribution from the OP of 15.0% of the amount by which the Company’s market value plus distributions paid prior to listing exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors. The Company cannot assure that it will provide this 7.0% annual return and the Advisor will not be entitled to the subordinated incentive listing distribution unless investors have received a 7.0% cumulative, pre-tax non-compounded annual return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such distribution was incurred during the years ended December 31, 2015, 2014 or 2013. Neither the Advisor nor any of its affiliates can earn both the subordinated participation in the net sales proceeds and the subordinated listing distribution.

Upon termination or non-renewal of the advisory agreement, the Advisor will receive distributions from the OP equal to 15.0% of the amount by which the sum of the Company’s market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 7.0% cumulative, pre-tax non-compounded return to investors. The Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Note 11 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting and legal services, human resources and information technology.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 12 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”) which authorizes the grant of nonqualified stock options to the Company’s independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of the board of directors and the applicable limitations of the Plan. The exercise price for stock options granted to the independent directors under the Plan will be equal to the fair market value, as defined in the Plan, of a share on the last business day preceding the annual meeting of stockholders. A total of 0.5 million shares have been authorized and reserved for issuance under the Plan. As of December 31, 2015 and December 31, 2014, no stock options were issued under the Plan.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further approval by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors will vest over a five-year period following the date of grant in increments of 20.0% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its

Appendix II-34

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Share-Based Compensation  – (continued)

affiliates or to entities that provide services to the Company. The total number of shares of common stock granted under the RSP may not exceed 5.0% of the Company’s outstanding shares of common stock on a fully diluted basis at any time and in any event will not exceed 7.5 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of common stock will be subject to the same restrictions as the underlying restricted shares.

The following table reflects restricted share award activity for the years ended December 31, 2015, 2014 and 2013:

	Number of Shares of Restricted Stock	Weighted-Average Issue Price Per Share
Unvested, December 31, 2012	13,800	$9.35
Granted	9,000	9.00
Vested	(3,000)	9.43
Forfeitures	—	—
Unvested, December 31, 2013	19,800	9.18
Granted	9,000	9.00
Vested	(4,800)	9.25
Forfeitures	(8,400)	9.14
Unvested, December 31, 2014	15,600	9.08
Granted	9,000	9.00
Vested	(4,800)	9.13
Forfeitures	(8,400)	9.07
Unvested, December 31, 2015	11,400	$9.00

As of December 31, 2015, the Company had $0.1 million of unrecognized compensation cost related to unvested restricted share awards granted under the Company’s RSP. That cost is expected to be recognized over a weighted-average period of 3.1 years.

The fair value of the restricted shares is being expensed in accordance with the service period required. Compensation expense related to restricted stock was approximately $43,000, $38,000 and $27,000 during the years ended December 31, 2015, 2014 and 2013, respectively. Compensation expense related to restricted stock is included in general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss.

Appendix II-35

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 12 — Share-Based Compensation  – (continued)

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors, at each director’s election. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. The following table reflects the shares of common stock issued to directors in lieu of cash compensation:

	Year Ended December 31,
	2015	2014	2013
Shares issued in lieu of cash	—	6,055	—
Value of shares issued in lieu of cash (in thousands)	$—	$55	$—

Note 13 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Net loss (in thousands)	$(1,393)	$(12,632)	$(4,704)
Basic and diluted weighted-average shares outstanding	96,113,056	49,231,737	3,216,903
Basic and diluted net loss per share	$(0.01)	$(0.26)	$(1.46)

Diluted net loss per share assumes the conversion of all common stock equivalents into an equivalent number of common shares, unless the effect is antidilutive. The Company considers unvested restricted stock and OP Units to be common share equivalents. The Company had the following common share equivalents on a weighted-average basis that were excluded from the calculation of diluted net loss per share as their effect would have been antidilutive for the periods presented:

	Year Ended December 31,
	2015	2014	2013
Shares of unvested restricted stock(1)	15,473	21,827	17,214
OP Units	202	202	202
Class B Units(2)	393,225	63,896	—
Total common stock equivalents	408,900	85,925	17,416

(1)	Weighted-average number of shares of unvested restricted stock outstanding for the periods presented. There were 11,400, 15,600 and 19,800 shares of unvested restricted stock outstanding as of December 31, 2015, 2014 and 2013, respectively.
(2)	Weighted-average number of issued and unvested Class B Units for the periods outstanding. As of December 31, 2015 and 2014, the Company’s board of directors had approved the issuance of 479,802 and 169,992 Class B Units, respectively. No Class B Units had been approved for issuance as of December 31, 2013.

Appendix II-36

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 14 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2015, 2014 and 2013:

	Quarters Ended
(In thousands, except share and per share data)	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Total revenues	$21,095	$22,648	$27,888	$33,547
Net income (loss)	$46	$4,999	$(6,108)	$(330)
Basic weighted-average shares outstanding	95,040,086	95,915,695	96,400,048	97,070,924
Basic net income (loss) per share	$0.00	$0.05	$(0.06)	$0.00
Diluted weighted-average shares outstanding	95,040,288	95,929,948	96,400,048	97,070,924
Diluted net income (loss) per share	$0.00	$0.05	$(0.06)	$0.00

	Quarters Ended
(In thousands, except share and per share data)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Total revenues	$2,799	$4,278	$6,755	$14,277
Net loss	$(599)	$(2,913)	$(4,773)	$(4,347)
Basic and diluted weighted-average shares outstanding	12,997,881	29,000,403	61,255,619	92,685,013
Basic and diluted net loss per share	$(0.05)	$(0.10)	$(0.08)	$(0.05)

	Quarters Ended
(In thousands, except share and per share data)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Total revenues	$1,397	$1,386	$1,694	$2,684
Net loss	$(1,052)	$(1,051)	$(1,510)	$(1,091)
Basic and diluted weighted-average shares outstanding	969,506	2,063,622	3,785,878	5,987,213
Basic and diluted net loss per share	$(1.09)	$(0.51)	$(0.40)	$(0.18)

Note 15 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the consolidated financial statements except for the following disclosures:

Sponsor Transaction

In January 2016, AR Global became the successor business to AR Capital, LLC and became the parent of the Company’s current Sponsor.

RCS Capital Corporation Bankruptcy

RCS Capital Corporation, the parent company of the Former Dealer Manager and certain of its affiliates that provided the Company with services, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was also under common control with the Parent of the Sponsor.

Appendix II-37

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Note 15 — Subsequent Events  – (continued)

Amended and Restated SRP

In January 2016, the Company’s board of directors unanimously approved the Amended & Restated SRP, effective February 28, 2016, which supersedes and replaces the Original SRP. Under the Amended and Restated SRP, the Company may repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

The repurchase price per share on and following the NAV Pricing Date for requests other than for death or disability will be as follows:

•	after one year from the purchase date — 92.5% of the Estimated Per-Share NAV;
•	after two years from the purchase date — 95.0% of the Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of the Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of the Estimated Per-Share NAV.

In the case of requests for death or disability on and following the NAV Pricing Date, the repurchase price per share will be equal to the Estimated Per-Share NAV at the time of repurchase.

Under the Amended and Restated SRP, repurchases at each semi-annual period will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the Amended and Restated SRP for any given semiannual period will be limited to proceeds received during that same semiannual period through the issuance of common stock pursuant to the DRIP.

American National Stock Transfer, LLC Termination

On February 10, 2016, the Parent of the Sponsor received written notice from ANST, the Company’s transfer agent and an affiliate of the Company’s Former Dealer Manager, that it would wind down operations by the end of the month. ANST withdrew as the transfer agent effective February 29, 2016.

On February 26, 2016, the Company entered into a definitive agreement with DST Systems, Inc., its previous provider of sub-transfer agency services, to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Appendix II-38

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

Real Estate and Accumulated Depreciation
Schedule III
December 31, 2015
(In thousands)

Property	State	Acquisition Date	Encumbrances at December 31, 2015		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount Carried at December 31, 2015(2)(3)(4)	Accumulated Depreciation(5)(6)
					Land	Building and Improvements	Land	Building and Improvements
Liberty Crossing	TX	6/8/2012	$11,000		$2,887	$17,084	$—	$329	$19,964	$(2,887)
San Pedro Crossing	TX	12/21/2012	17,985		9,548	16,873	—	817	26,530	(3,401)
Tiffany Springs MarketCenter	MO	9/26/2013	33,802		15,757	28,834	—	1,666	45,855	(4,082)
The Streets of West Chester	OH	4/3/2014	—	(1)	11,812	25,946	—	—	36,276	(1,364)
Prairie Towne Center	IL	6/4/2014	—	(1)	11,033	11,185	—	—	22,218	(572)
Southway Shopping Center	TX	6/6/2014	—	(1)	10,330	17,908	—	6	28,244	(793)
Stirling Slidell Centre	LA	8/8/2014	—	(1)	3,517	10,067	—	10	13,594	(452)
Northwoods Marketplace	SC	8/15/2014	—	(1)	12,886	19,853	—	100	32,840	(838)
Centennial Plaza	OK	8/27/2014	—	(1)	3,538	21,405	—	—	24,943	(808)
Northlake Commons	NC	9/4/2014	—	(1)	16,930	12,729	—	286	29,945	(569)
Shops at Shelby Crossing	FL	9/5/2014	23,781		4,575	21,396	—	583	26,054	(1,090)
Shoppes of West Melbourne	FL	9/18/2014	—	(1)	3,546	12,528	—	1,225	17,299	(502)
The Centrum	NC	9/29/2014	—	(1)	11,530	21,182	—	261	32,973	(835)
Shoppes at Wyomissing	PA	10/16/2014	—	(1)	3,406	21,207	—	895	25,507	(776)
Southroads Shopping Center	OK	10/29/2014	—	(1)	6,770	46,543	—	359	53,672	(1,436)
Parkside Shopping Center	KY	11/12/2014	—	(1)	11,537	17,903	—	355	29,795	(811)
West Lake Crossing	TX	11/20/2014	—	(1)	2,082	9,981	—	107	12,170	(343)
Colonial Landing	FL	12/18/2014	—	(1)	—	32,821	—	26	32,847	(898)
The Shops at West End	MN	12/23/2014	—	(1)	12,799	76,727	—	1,456	90,982	(2,088)
Township Marketplace	PA	12/23/2014	—	(1)	7,855	31,941	—	—	39,796	(884)
Cross Pointe Centre	NC	3/25/2015	—		7,866	15,218	—	—	23,084	(342)
Towne Centre Plaza	TX	4/10/2015	—		3,149	10,598	—	—	13,747	(234)
Harlingen Corners	TX	5/7/2015	—		12,661	13,052	—	111	25,824	(269)
Village at Quail Springs	OK	6/17/2015	—		2,338	9,035	—	—	11,373	(132)
Pine Ridge Plaza	KS	6/17/2015	—		13,688	17,873	—	—	31,560	(261)
Bison Hollow	MI	6/17/2015	—		4,150	14,044	—	—	18,194	(195)
Jefferson Commons	KY	6/26/2015	—		4,992	28,591	—	200	33,782	(423)
Northpark Center	OH	6/29/2015	—		9,487	23,018	—	—	32,505	(338)
Anderson Station	SC	7/28/2015	—		4,968	22,763	—	—	27,731	(303)
Patton Creek	AL	8/28/2015	42,377		14,764	62,519	—	—	77,283	(618)
North Lakeland Plaza	FL	9/22/2015	—		2,076	9,605	—	304	11,986	(73)
Riverbend Marketplace	NC	9/25/2015	—		4,908	16,716	—	—	21,624	(123)
Montecito Crossing	NV	9/29/2015	—		16,313	33,680	—	—	49,993	(232)
Best on the Boulevard	NV	9/29/2015	—		10,223	27,210	—	—	37,433	(184)
Shops at RiverGate South	NC	9/30/2015	—		5,073	24,602	—	125	29,800	(183)
Parkside Shopping Center – Additional Space	KY	12/23/2015	—	(1)	1,532	1,606	—	—	3,138	—
			$128,945		$280,526	$804,243	$—	$9,221	$1,090,561	$(29,339)

(1)	These unencumbered properties collateralize a credit facility of up to $325.0 million, which had $304.0 million of outstanding borrowings as of December 31, 2015.
(2)	Acquired intangible lease assets allocated to individual properties in the amount of $192.5 million are not reflected in the table above.
(3)	The tax basis of aggregate land, buildings and improvements as of December 31, 2015 is $1.2 billion.
(4)	Gross amount carried is net of tenant improvement dispositions of $1.4 million due to tenant lease expirations.

Appendix II-39

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

Real Estate and Accumulated Depreciation
Schedule III – (continued)
December 31, 2015
(In thousands)

(5)	The accumulated depreciation column excludes $38.9 million of accumulated amortization associated with acquired intangible lease assets.
(6)	Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements.

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013

Real estate investments, at cost:
Balance at beginning of year	$637,641	$90,894	$46,392
Acquisitions	448,318	545,467	44,591
Additions	6,817	2,239	165
Disposals	(2,215)	(959)	(254)
Balance at end of the year	$1,090,561	$637,641	$90,894
Accumulated depreciation and amortization:
Balance at beginning of year	$9,417	$3,519	$657
Depreciation expense	20,155	6,857	3,116
Disposals	(233)	(959)	(254)
Balance at end of the year	$29,339	$9,417	$3,519

Appendix II-40

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$273,375	$274,993
Buildings, fixtures and improvements	819,806	815,568
Acquired intangible lease assets	181,655	192,454
Total real estate investments, at cost	1,274,836	1,283,015
Less: accumulated depreciation and amortization	(106,537)	(68,221)
Total real estate investments, net	1,168,299	1,214,794
Cash and cash equivalents	45,152	40,033
Restricted cash	5,105	4,828
Prepaid expenses and other assets	26,423	17,629
Deferred costs, net	7,140	7,369
Land held for sale	—	500
Total assets	$1,252,119	$1,285,153
LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable, net of deferred financing costs	$126,762	$127,251
Mortgage premiums, net	4,023	4,764
Credit facility	304,000	304,000
Below-market lease liabilities, net	72,707	78,103
Derivatives, at fair value	567	415
Accounts payable and accrued expenses (including $887 and $828 due to related parties as of September 30, 2016 and December 31, 2015, respectively)	24,188	18,216
Deferred rent and other liabilities	3,917	3,958
Distributions payable	5,209	5,296
Total liabilities	541,373	542,003
Preferred stock, $0.01 par value per share, 50,000,000 authorized, none issued or outstanding at September 30, 2016 and December 31, 2015	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 99,268,681 and 96,866,152 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	993	969
Additional paid-in capital	881,443	859,421
Accumulated other comprehensive loss	(561)	(410)
Accumulated deficit	(171,129)	(116,830)
Total stockholders’ equity	710,746	743,150
Total liabilities and stockholders’ equity	$1,252,119	$1,285,153

The accompanying notes are an integral part of these unaudited consolidated financial statements.
Appendix II-41

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Rental income	$25,436	$21,545	$76,538	$55,375
Operating expense reimbursements	7,552	6,343	22,699	16,256
Total revenues	32,988	27,888	99,237	71,631
Operating expenses:
Asset management fees to related party	2,251	1,792	6,746	3,249
Property operating	10,552	9,004	31,217	23,726
Impairment charges	—	—	—	4,434
Fair value adjustment to contingent purchase price consideration	—	4	1,784	(13,798)
Acquisition and transaction related	2,064	5,585	2,526	9,564
General and administrative	2,928	1,888	7,272	6,149
Depreciation and amortization	15,137	13,581	47,488	34,039
Total operating expenses	32,932	31,854	97,033	67,363
Operating income (loss)	56	(3,966)	2,204	4,268
Other (expense) income:
Interest expense	(3,240)	(2,148)	(9,587)	(5,345)
Loss on disposition of land	—	—	(4)	—
Gain on involuntary conversion	193	—	193	—
Other income	5	6	15	14
Total other expense, net	(3,042)	(2,142)	(9,383)	(5,331)
Net loss	$(2,986)	$(6,108)	$(7,179)	$(1,063)
Other comprehensive loss:
Change in unrealized loss on derivative	215	(266)	(151)	(408)
Comprehensive loss	$(2,771)	$(6,374)	$(7,330)	$(1,471)
Basic and diluted net loss per share	$(0.03)	$(0.06)	$(0.07)	$(0.01)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix II-42

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2016
(In thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, December 31, 2015	96,866,152	$969	$859,421	$(410)	$(116,830)	$743,150
Common stock issued through distribution reinvestment plan	2,399,029	24	22,013	—	—	22,037
Common stock repurchases	(2,500)	—	(25)	—	—	(25)
Share-based compensation	6,000	—	34	—	—	34
Distributions declared	—	—	—	—	(47,120)	(47,120)
Net loss	—	—	—	—	(7,179)	(7,179)
Other comprehensive loss	—	—	—	(151)	—	(151)
Balance, September 30, 2016	99,268,681	$993	$881,443	$(561)	$(171,129)	$710,746

The accompanying notes are an integral part of this unaudited consolidated financial statement.

Appendix II-43

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(7,179)	$(1,063)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	20,228	13,594
Amortization of in-place lease assets	27,026	20,358
Amortization of deferred costs	1,763	1,516
Amortization of mortgage premiums	(741)	(116)
Accretion of market lease and other intangibles, net	(2,394)	(2,433)
Bad debt expense	781	836
Fair value adjustment to contingent purchase price consideration	1,784	(13,798)
Impairment charges	—	4,434
Loss on disposition of land	4	—
Gain on involuntary conversion	(193)	—
Share-based compensation	34	42
Ineffective portion of derivative	1	3
Changes in assets and liabilities:
Prepaid expenses and other assets	(5,801)	(12,299)
Accounts payable and accrued expenses	7,102	12,396
Deferred rent and other liabilities	(41)	1,584
Restricted cash	(625)	(1,403)
Net cash provided by operating activities	41,749	23,651
Cash flows from investing activities:
Investments in real estate and other assets	—	(434,210)
Deposits for real estate acquisitions	—	(350)
Proceeds from disposition of land	496	—
Proceeds from contingent purchase price consideration	—	14,996
Restricted cash	348	(810)
Capital expenditures	(6,429)	(6,318)
Net cash used in investing activities	(5,585)	(426,692)
Cash flows from financing activities:
Payments on mortgage notes payable	(824)	(387)
Proceeds from credit facility	—	304,000
Payments of financing costs	—	(827)
Common stock repurchases	(5,051)	(4,802)
Payments of offering costs and fees related to stock issuances, net	—	(1,176)
Distributions paid	(25,170)	(19,535)
Net cash (used in) provided by financing activities	(31,045)	277,273
Net change in cash and cash equivalents	5,119	(125,768)
Cash and cash equivalents, beginning of period	40,033	170,963
Cash and cash equivalents, end of period	$45,152	$45,195

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix II-44

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Supplemental Disclosures:
Cash paid for interest	$9,598	$3,603
Cash paid for income taxes	$185	$72
Non-Cash Investing and Financing Activities:
Mortgage notes payable assumed or used to acquire investments in real estate	$—	$42,612
Premium assumed on mortgage note payable	$—	$4,839
Common stock issued through distribution reinvestment plan	$22,037	$26,382
Change in accrued common stock repurchases	$(5,026)	$2,260
Change in capital improvements in accounts payable and accrued expenses	$1,963	$(951)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Appendix II-45

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 1 — Organization

American Realty Capital — Retail Centers of America, Inc. (the “Company”) has acquired and owns anchored, stabilized core retail properties, including power centers and lifestyle centers, which are located in the United States and were at least 80.0% leased at the time of acquisition. The Company purchased its first property and commenced active operations in June 2012. As of September 30, 2016, the Company owned 35 properties with an aggregate purchase price of $1.2 billion, comprised of 7.5 million rentable square feet, which were 92.9% leased.

The Company, incorporated on July 29, 2010, is a Maryland corporation that elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2012. Substantially all of the Company’s business is conducted through American Realty Capital Retail Operating Partnership, L.P. (the “OP”), a Delaware limited partnership, and its wholly-owned subsidiaries.

On March 17, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts. The IPO closed on September 12, 2014. On September 22, 2014, the Company registered an additional 25.0 million shares of common stock to be used under the distribution reinvestment plan (the “DRIP”) pursuant to a registration statement on Form S-3 (File No. 333-198864). As of September 30, 2016, the Company had 99.3 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds from the IPO and the DRIP, net of share repurchases, of $983.8 million.

The Company has no employees. The Company has retained American Realty Capital Retail Advisor, LLC (the “Advisor”) to manage its affairs on a day-to-day basis. The Advisor has entered into a service agreement with an independent third party, Lincoln Retail REIT Services, LLC, a Delaware limited liability company (“Lincoln”), pursuant to which Lincoln provides, subject to the Advisor’s oversight, real estate-related services, including locating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed. The Advisor has passed through and will continue to pass through to Lincoln a portion of the fees and/or other expense reimbursements payable to the Advisor for the performance of real estate-related services. The Advisor is under common control with AR Global Investments, LLC (the successor business to AR Capital, LLC, the “Parent of the Sponsor” or “AR Global”), the parent of the Company’s sponsor, American Realty Capital IV, LLC (the “Sponsor”), as a result of which it is a related party of the Company.

Note 2 — Pending Merger Agreement

On September 6, 2016, the Company and the OP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Finance Trust, Inc. (“AFIN”), American Finance Operating Partnership, L.P. (the “AFIN OP”) and Genie Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of AFIN (“Merger Sub”). The Merger Agreement provides for (a) the merger of the Company with and into the Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly owned subsidiary of AFIN and (b) the merger of the OP with and into the AFIN OP, with the AFIN OP as the surviving entity (the “Partnership Merger”, and together with the Merger, the “Mergers”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each outstanding share of common stock of the Company, $0.01 par value per share (“Company Common Stock”) (including any restricted shares of Company Common Stock and fractional shares), will be converted into the right to receive (x) a number of shares of common stock of AFIN, $0.01 par value per share (“AFIN Common Stock”) equal to 0.385 shares of AFIN Common

Appendix II-46

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 2 — Pending Merger Agreement  – (continued)

Stock (the “Stock Consideration”) and (y) cash from AFIN in an amount equal to $0.95 per share (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

In addition, at the Effective Time, (i) each unit of partnership interest of the OP designated as an OP Unit (an “OP Unit”) issued and outstanding immediately prior to the Effective Time (other than those held by the Company as described in clause (ii) below) will automatically be converted into 0.424 validly issued units of limited partnership interest of the AFIN OP (the “Partnership Merger Consideration”); (ii) each unit of partnership interest of the OP designated as either an OP Unit or a GP Unit (a “GP Unit”) held by the Company and issued and outstanding immediately prior to the Effective Time will automatically be converted into 0.385 validly issued units of limited partnership interest of the AFIN OP; (iii) each unit of partnership interest of the OP designated as a Class B Unit (a “Class B Unit”) held by the Advisor and Lincoln issued and outstanding immediately prior to the Effective Time will be converted into the Partnership Merger Consideration (the “Class B Consideration,” and together with the Partnership Merger Consideration and the Merger Consideration, the “Total Merger Consideration”) and (iv) the interest of the Advisor, the special limited partner of the OP (the “SLP”), in the OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the OP’s agreement of limited partnership.

Concurrently with the execution of the Merger Agreement, the Company and the OP entered into a side letter agreement with the Advisor and AFIN, providing for, among other things, termination of the advisory agreement among the Company, the OP and the Advisor, subject to, and at, the date that the Merger becomes effective (the “Termination Agreement”). The Termination Agreement will, pursuant to its terms, automatically terminate and be of no further force or effect if the Merger Agreement is terminated in accordance with its terms.

The Merger Agreement provided the Company with a go shop period, during which time the Company had the right to actively solicit superior proposals from third parties for 45 days from the date of the Merger Agreement (the “Go Shop Period”). The Go Shop Period ended on October 21, 2016 with no alternative acquisition proposals provided by third parties.

In the event that AFIN or the Company terminates the Merger Agreement under specified circumstances, the Company or AFIN, as applicable, are required to pay a termination fee of $25.6 million.

The Company and AFIN each are sponsored, directly or indirectly, by AR Global. AR Global and its affiliates provide services to the Company and AFIN pursuant to written advisory agreements.

The completion of the Mergers is subject to the approval of the Company’s and AFIN’s stockholders as well as satisfaction of customary closing conditions. A joint preliminary proxy statement/prospectus describing the proposed Mergers was filed on Form S-4 with the Securities and Exchange Commission (the “SEC”) in October 2016. If approved, the Mergers are expected to close in the first quarter of 2017. However, as of the filing of this Quarterly Report on Form 10-Q, the approval of the Mergers has not yet occurred, and the Company cannot assure that the Mergers will be completed based on the terms of the Merger Agreement or at all.

Note 3 — Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements of the Company included herein were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for

Appendix II-47

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

these interim periods. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results for the entire year or any subsequent interim periods.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of, and for the year ended December 31, 2015, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2016. There have been no significant changes to the Company’s significant accounting policies during the nine months ended September 30, 2016, other than the updates described below.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary. The Company has determined the OP is a VIE of which the Company is the primary beneficiary. Substantially all of the Company’s assets and liabilities are held by the OP.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are VIEs or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted, including adoption in an interim period. The Company elected to adopt this guidance effective January 1, 2016. The Company has evaluated the impact of the adoption of the new guidance on its consolidated financial statements and has determined the Company’s OP is considered a VIE. However, the Company meets the disclosure exemption criteria as the Company is the primary beneficiary of the VIE and the Company’s partnership interest is considered a majority voting interest in a business and the assets of the OP can be used for purposes other than settling its obligations, such as paying distributions. As such, the new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted for financial statements that have not previously been issued. The Company elected to adopt this guidance effective January 1, 2016. As a result, the Company reclassified $1.4 million and $1.7 million of deferred debt issuance costs related to the Company’s mortgage notes payable from deferred costs, net to mortgage notes payable in the Company’s consolidated balance sheets as of September 30, 2016 and December 31, 2015, respectively. As permitted under the revised guidance, the Company elected to not reclassify the deferred debt issuance costs associated with its Credit Facility (as defined in Note 5 — Credit Facility). The deferred debt issuance costs associated with the Credit Facility, net

Appendix II-48

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

of accumulated amortization, and deferred leasing costs, net of accumulated amortization, are included in deferred costs, net on the Company’s accompanying consolidated balance sheets as of September 30, 2016 and December 31, 2015.

In March 2016, the FASB issued an update that changes the accounting for certain aspects of share-based compensation. Among other things, the revised guidance allows companies to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company has adopted the provisions of this guidance beginning January 1, 2016, electing to account for forfeitures when they occur, and determined that there was no impact to the Company’s consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. The Company has not yet selected a transition method and is currently evaluating the impact of the new guidance.

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. The Company is currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new guidance.

In March 2016, the FASB issued an update on the accounting for derivative contracts. Under the new guidance, the novation of a derivative contract in a hedge accounting relationship does not, in and of itself, require dedesignation of that hedge accounting relationship. The hedge accounting relationship could continue uninterrupted if all of the other hedge accounting criteria are met, including the expectation that the hedge

Appendix II-49

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

will be highly effective when the creditworthiness of the new counterparty to the derivative contract is considered. The guidance is effective for fiscal years beginning after December 15, 2016, and interim periods therein. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new guidance.

In March 2016, the FASB issued guidance which requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. This guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

In August 2016, the FASB issued guidance on how certain transactions should be classified and presented in the statement of cash flows as either operating, investing or financing activities. Among other things, the update provides specific guidance on where to classify debt prepayment and extinguishment costs, payments for contingent consideration made after a business combination and distributions received from equity method investments. The revised guidance is effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

In October 2016, the FASB issued guidance relating to interest held through related parties that are under common control, where a reporting entity will need to evaluate if it should consolidate a VIE. The amendments change the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance.

Note 4 — Real Estate Investments

The Company owned 35 properties, which were acquired for investment purposes, as of September 30, 2016. The following table presents the allocation of real estate assets acquired and liabilities assumed during the nine months ended September 30, 2015. There were no real estate assets acquired or liabilities assumed during the nine months ended September 30, 2016:

(Dollar amounts in thousands)	Nine Months Ended September 30, 2015
Real estate investments, at cost:
Land	$116,657
Buildings, fixtures and improvements	328,522
Total tangible assets	445,179
Acquired intangibles:
In-place leases	62,996
Above-market lease assets	9,990
Below-market lease liabilities	(36,504)
Total intangible real estate investments, net	36,482
Total assets acquired, net	481,661
Mortgage notes payable assumed or used to acquire real estate investments	(42,612)
Premiums on mortgage notes payable assumed	(4,839)
Cash paid for acquired real estate investments	$434,210
Number of properties purchased	15

Appendix II-50

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

Total acquired intangible lease assets and liabilities consist of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016			December 31, 2015
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:
In-place leases	$158,414	$51,434	$106,980	$168,293	$34,298	$133,995
Above-market leases	21,663	6,630	15,033	22,583	4,547	18,036
Below-market ground lease	1,578	68	1,510	1,578	39	1,539
Total acquired intangible lease assets	$181,655	$58,132	$123,523	$192,454	$38,884	$153,570
Intangible liabilities:
Below-market lease liabilities	$83,492	$10,785	$72,707	$84,837	$6,734	$78,103

The following table presents amortization expense and adjustments to revenue and property operating expense for intangible assets and liabilities for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2016	2015	2016	2015
In-place leases	$8,393	$8,244	$27,026	$20,358
Total added to depreciation and amortization	$8,393	$8,244	$27,026	$20,358
Above-market lease assets	$(875)	$(718)	$(3,005)	$(1,916)
Below-market lease liabilities	1,812	1,980	5,483	4,378
Total added to rental income	$937	$1,262	$2,478	$2,462
Below-market ground lease asset	$10	$10	$29	$29
Total added to property operating expense	$10	$10	$29	$29

Appendix II-51

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

The following table provides the projected amortization expense and adjustments to revenue and property operating expense for intangible assets and liabilities for the next five years:

(In thousands)	October 1, 2016 to December 31, 2016	2017	2018	2019	2020
In-place leases	$7,478	$26,558	$20,030	$13,858	$9,423
Total to be added to depreciation and amortization	$7,478	$26,558	$20,030	$13,858	$9,423
Above-market lease assets	$(862)	$(3,319)	$(2,459)	$(1,733)	$(1,134)
Below-market lease liabilities	1,627	6,261	5,719	5,190	4,701
Total to be added to rental income	$765	$2,942	$3,260	$3,457	$3,567
Below-market ground lease asset	$10	$39	$39	$39	$39
Total to be added to property operating expense	$10	$39	$39	$39	$39

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items:

(In thousands)	Future Minimum Base Rent Payments
October 1, 2016 to December 31, 2016	$23,658
2017	92,972
2018	80,703
2019	63,924
2020	52,382
Thereafter	200,493
$514,132

No tenant represented 10.0% or greater of consolidated annualized rental income on a straight-line basis for all properties as of September 30, 2016 and 2015.

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of September 30, 2016 and 2015:

	September 30,
State	2016	2015
Texas	12.7%	12.5%
North Carolina	11.7%	11.8%

The Company did not own properties in any other state that in total represented 10.0% or greater of consolidated annualized rental income on a straight-line basis as of September 30, 2016 and 2015.

Appendix II-52

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 5 — Credit Facility

The Company has entered into a credit facility, that provides for aggregate revolving loan borrowings of up to $325.0 million (subject to unencumbered asset pool availability), with a $25.0 million swingline subfacility and a $20.0 million letter of credit subfacility, subject to certain conditions, as amended (the “Credit Facility”). Through an uncommitted “accordion feature,” the OP, subject to certain conditions, may increase commitments under the Credit Facility to up to $575.0 million. Borrowings under the Credit Facility, along with cash on hand from the Company’s IPO, have been used to finance acquisitions and for general corporate purposes. As of September 30, 2016, the Company’s unused borrowing capacity was $12.7 million, based on the asset pool availability governed by the Credit Facility. As of September 30, 2016 and December 31, 2015, the Company had $304.0 million outstanding under the Credit Facility.

Borrowings under the Credit Facility bear interest, at the OP’s election, at either (i) the base rate (which is defined in the Credit Facility as the greatest of (a) the prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 0.50%, and (c) LIBOR for a one month interest period plus 1.0%) plus an applicable spread ranging from 0.35% to 1.00%, depending on the Company’s consolidated leverage ratio, or (ii) LIBOR for the applicable interest period plus an applicable spread ranging from 1.35% to 2.00%, depending on the Company’s consolidated leverage ratio. As of September 30, 2016, the weighted average interest rate on the Credit Facility was 1.87%. The Credit Facility requires the Company to pay an unused fee per annum of 0.25% and 0.15%, if the unused balance exceeds, or is equal to or less than, 50.0% of the available facility, respectively.

The Credit Facility provides for quarterly interest payments for each base rate loan and periodic interest payments for each LIBOR loan, based upon the applicable interest period (though no longer than three months) with respect to such LIBOR loan, with all principal outstanding being due on the maturity date. The Credit Facility will mature on December 2, 2018, provided that the OP, subject to certain conditions, may elect to extend the maturity date one year to December 2, 2019. The Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty. In the event of a default, the lenders have the right to terminate their obligations under the Credit Facility and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company, certain of its wholly-owned subsidiaries and certain wholly-owned subsidiaries of the OP guarantee the obligations under the Credit Facility.

The Credit Facility requires the Company to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of September 30, 2016, the Company was in compliance with the financial covenants under the Credit Facility.

Appendix II-53

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 6 — Mortgage Notes Payable

The Company’s mortgage notes payable as of September 30, 2016 and December 31, 2015 consist of the following:

Portfolio	Encumbered Properties	Outstanding Loan Amount as of		Effective Interest Rate as of				Interest Rate		Maturity Date
		September 30, 2016	December 31, 2015	September 30, 2016		December 31, 2015
		(In thousands)	(In thousands)
Liberty Crossing	1	$11,000	$11,000	4.66%		4.66%		Fixed		Jul. 2018
San Pedro Crossing	1	17,985	17,985	3.79%		3.79%		Fixed		Jan. 2018
Tiffany Springs MarketCenter	1	33,802	33,802	3.92%		3.92%		Fixed	(1)	Oct. 2018
Shops at Shelby Crossing	1	23,500	23,781	4.97%		4.97%		Fixed		Mar. 2024
Patton Creek	1	41,834	42,377	5.76%		5.76%		Fixed		Dec. 2020
Gross mortgage notes payable	5	128,121	128,945	4.76	%(2)	4.76	%(2)
Deferred financing costs, net of accumulated amortization		(1,359)	(1,694)
Mortgage notes payable, net of deferred financing costs		$126,762	$127,251

(1)	Fixed as a result of entering into a swap agreement.
(2)	Calculated on a weighted-average basis for all mortgages outstanding as of the dates indicated.

As of September 30, 2016 and December 31, 2015, the Company had pledged $216.1 million and $219.5 million, respectively, in real estate investments as collateral for these mortgage notes payable. This collateral is not available to satisfy other debts and obligations until the mortgage notes payable obligations have been satisfied.

The following table summarizes the scheduled aggregate principal payments for the Company’s aggregate long-term debt obligations for the five years subsequent to September 30, 2016:

(In thousands)	Future Principal Payments on Mortgage Notes Payable	Future Principal Payments on Credit Facility	Total Future Principal Payments on Long-Term Debt Obligations
October 1, 2016 to December 31, 2016	$289	$—	$289
2017	1,185	—	1,185
2018	64,039	304,000	368,039
2019	1,322	—	1,322
2020	39,609	—	39,609
Thereafter	21,677	—	21,677
	$128,121	$304,000	$432,121

The Company’s mortgage notes payable agreements require compliance with certain property-level financial covenants including debt service coverage ratios. As of September 30, 2016, the Company was in compliance with financial covenants under its mortgage notes payable agreements.

Appendix II-54

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 7 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
Level 3 —	Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with this derivative utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparty. However, as of September 30, 2016 and December 31, 2015, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative position and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivative. As a result, the Company has determined that its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

Appendix II-55

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 7 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015, aggregated by the level in the fair value hierarchy within which those instruments fall:

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
September 30, 2016
Interest rate swap	$—	$(567)	$—	$(567)
December 31, 2015
Interest rate swap	$—	$(415)	$—	$(415)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets and liabilities. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the nine months ended September 30, 2016. There were no transfers into or out of Level 3 of the fair value hierarchy during the nine months ended September 30, 2016.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, prepaid expenses and other assets, accounts payable and accrued expenses and distributions payable approximates their carrying value on the accompanying consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated balance sheets are reported in the following table:

(In thousands)	Level	Carrying Amount at September 30, 2016	Fair Value at September 30, 2016	Carrying Amount at December 31, 2015	Fair Value at December 31, 2015
Gross mortgage notes payable and mortgage premiums, net	3	$132,144	$134,834	$133,709	$134,707
Credit Facility	3	$304,000	$304,000	$304,000	$304,000

The fair value of mortgage notes payable is estimated by an independent third party using a discounted cash flow analysis, based on management’s estimates of market interest rates. Advances under the Credit Facility are considered to be reported at fair value, because its interest rate varies with changes in LIBOR, and there has not been a significant change in the credit risk of the Company or credit markets since origination.

Appendix II-56

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 8 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2016, such derivatives have been used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $0.3 million will be reclassified from other comprehensive loss as an increase to interest expense.

As of September 30, 2016 and December 31, 2015, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

	September 30, 2016		December 31, 2015
Interest Rate Derivative	Number of Instruments	Notional Amount	Number of Instruments	Notional Amount
		(In thousands)		(In thousands)
Interest Rate Swap	1	$34,098	1	$34,098

Appendix II-57

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the accompanying consolidated balance sheets as of September 30, 2016 and December 31, 2015:

(In thousands)	Balance Sheet Location	September 30, 2016	December 31, 2015
Derivatives designated as hedging instruments:
Interest Rate Swap	Derivatives, at fair value	$(567)	$(415)

The table below details the location in the accompanying consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and nine months ended September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2016	2015	2016	2015
Amount of gain (loss) recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$118	$(390)	$(452)	$(779)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(97)	$(124)	$(301)	$(371)
Amount of gain (loss) recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)*	$2	$(2)	$(1)	$(3)

*	The Company reclassified approximately $2,000 of other comprehensive income and $1,000 of other comprehensive loss to interest expense during the three and nine months ended September 30, 2016, respectively, and reclassified $2,000 and $3,000 of other comprehensive loss to interest expense during the three and nine months ended September 30, 2015, which represented the ineffective portion of the change in fair value of the derivative.

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company’s derivatives as of September 30, 2016 and December 31, 2015. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the accompanying consolidated balance sheets:

(In thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amounts of Liabilities presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Received (Posted)
September 30, 2016	$(567)	$—	$(567)	$—	$—	$(567)
December 31, 2015	$(415)	$—	$(415)	$—	$—	$(415)

Appendix II-58

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

Derivatives Not Designated as Hedges

Derivatives not designated as hedges are not speculative. These derivatives may be used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements to be classified as hedging instruments. As of September 30, 2016 and December 31, 2015, the Company does not have any hedging instruments that do not qualify for hedge accounting.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of September 30, 2016, the fair value of derivatives in a net liability position including accrued interest, but excluding any adjustment for nonperformance risk related to these agreements, was $0.6 million. As of September 30, 2016, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $0.6 million at September 30, 2016.

Note 9 — Common Stock

As of September 30, 2016 and December 31, 2015, the Company had 99.3 million and 96.9 million shares of common stock outstanding, respectively, including unvested restricted shares and shares issued pursuant to the DRIP.

In September 2011, the Company’s board of directors authorized, and the Company declared, a distribution payable on a monthly basis to stockholders of record on each day at a rate equal to $0.0017534247 per day, which is equivalent to $0.64 per annum, per share of common stock. Distributions began to accrue on June 8, 2012, the date of the Company’s initial property acquisition. In March 2016, the Company’s board of directors ratified the existing distribution amount equivalent to $0.64 per annum, and, for calendar year 2016, affirmed a change to the daily distribution amount to $0.0017486339 per day per share of common stock, effective January 1, 2016, to reflect that 2016 is a leap year. The distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

On March 7, 2016, the Company’s board of directors approved an estimated net asset value per share of the Company’s common stock (“Estimated Per-Share NAV) as of December 31, 2015, which was published on March 11, 2016. The Company intends to publish subsequent valuations of Estimated Per-Share NAV periodically at the discretion of the Company’s board of directors, provided that such valuations will be made at least once annually. The Estimated Per-Share NAV does not represent: (1) the amount at which the Company’s shares would trade on a national securities exchange, (2) the amount a stockholder would obtain if he or she tried to sell his or her shares or (3) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. In addition, the Estimated Per-Share NAV does not reflect events subsequent to December 31, 2015 that would have affected the Company’s net asset value.

Appendix II-59

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 9 — Common Stock  – (continued)

Share Repurchase Program

The Company’s board of directors adopted a share repurchase program (as amended and restated, the “SRP”), which enabled stockholders to sell their shares back to the Company after they had held them for at least one year, subject to certain conditions and limitations. Under the SRP, the Company could repurchase shares on a semiannual basis, at each six-month period ending June 30 and December 31.

On June 29, 2016, the board of directors of the Company determined to amend the SRP to provide for one twelve-month repurchase period for calendar year 2016 instead of two semi-annual periods ending June 30 and December 31. Subsequently, on September 6, 2016, in contemplation of the Mergers, the board of directors determined to suspend the SRP, effective September 8, 2016.

Prior to March 11, 2016, the date the Company first published its Estimated Per-Share NAV, the purchase price per share for requests other than for death or disability under the SRP was as follows:

•	after one year from the purchase date — the lower of $9.25 or 92.5% of the amount actually paid for each share;
•	after two years from the purchase date — the lower of $9.50 or 95.0% of the amount actually paid for each share;
•	after three years from the purchase date — the lower of $9.75 or 97.5% of the amount actually paid for each share; and
•	after four years from the purchase date — the lower of $10.00 or 100.0% of the amount actually paid for each share.

In the case of requests for death or disability prior to March 11, 2016, the repurchase price per share was equal to the price paid to acquire the shares from the Company.

Beginning with March 11, 2016 and through the date the SRP was suspended, the repurchase price per share for requests other than for death or disability were as follows:

•	after one year from the purchase date — 92.5% of the then-current Estimated Per-Share NAV;
•	after two years from the purchase date — 95.0% of the then-current Estimated Per-Share NAV;
•	after three years from the purchase date — 97.5% of the then-current Estimated Per-Share NAV; and
•	after four years from the purchase date — 100.0% of the then-current Estimated Per-Share NAV.

Beginning with March 11, 2016 and through the date the SRP was suspended, in the case of requests for death or disability, the repurchase price per share was equal to the then-current Estimated Per-Share NAV at the time of repurchase.

Under the SRP, repurchases at each semiannual period were limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the SRP for any given semiannual period were limited to proceeds received during that same semiannual period through the issuance of common stock pursuant to the DRIP.

Appendix II-60

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 9 — Common Stock  – (continued)

When a stockholder requested repurchases and the repurchases were approved by the Company’s board of directors, it reclassified such obligation from equity to a liability based on the settlement value of the obligation. The following table summarizes the share repurchases cumulatively through September 30, 2016:

	Number of Shares Repurchased	Weighted-Average Price per Share
Cumulative repurchases as of December 31, 2015	1,355,162	$9.48
Nine months ended September 30, 2016	2,500	10.00
Cumulative repurchases as of September 30, 2016	1,357,662	$9.48

During the nine months ended September 30, 2016, 3.1 million shares were requested for repurchase and were not fulfilled. The SRP was suspended effective as of September 8, 2016.

The Company’s board of directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase, change the purchase price for repurchases or otherwise amend the terms of, suspend or terminate the SRP pursuant to any applicable notice requirements under the SRP.

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders could elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. In contemplation of the Mergers, the Company determined to suspend the DRIP, effective on August 30, 2016. Accordingly, the final issuance of shares of common stock pursuant to the DRIP prior to the suspension occurred in connection with the Company’s July 2016 distribution, paid in August 2016. Until March 2016, the Company offered shares pursuant to the DRIP at $9.50 per share. From April 2016 through the date the DRIP was suspended, the Company offered shares pursuant to the DRIP at the then-current Estimated Per-Share NAV.

No dealer manager fees or selling commissions were paid with respect to shares purchased pursuant to the DRIP. Participants who purchased shares pursuant to the DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the IPO. Shares issued under the DRIP are recorded to equity in the accompanying consolidated balance sheet in the period distributions are declared. During the nine months ended September 30, 2016, the Company issued 2.4 million shares of common stock with a value of $22.0 million pursuant to the DRIP.

Note 10 — Commitments and Contingencies

Future Minimum Ground Lease Payments

The Company entered into a ground lease agreement related to a certain acquisition with a leasehold interest arrangement. The following table reflects the minimum base cash rental payments due from the Company over the next five years and thereafter:

(In thousands)	Future Minimum Base Rent Payments
October 1, 2016 to December 31, 2016	$127
2017	514
2018	524
2019	535
2020	546
Thereafter	9,376
$11,622

Appendix II-61

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 10 — Commitments and Contingencies  – (continued)

Total ground rent expense was $0.4 million and $0.5 million during the nine months ended September 30, 2016 and 2015, respectively. Total ground rent expense was $0.1 million and $0.2 million during the three months ended September 30, 2016 and 2015, respectively. Ground rent expense is included in property operating expense on the consolidated statements of operations and comprehensive loss.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. On April 29, 2016, the Company filed its proxy statement (the “Proxy Statement”) for its 2016 annual meeting of stockholders (the “Annual Meeting”). Among other things, the Proxy Statement contained proposals soliciting the approval of certain amendments to the Company’s charter (the “Charter”). On May 26, 2016, a lawsuit (the “Derivative Litigation”) was brought in the United States District Court for the Southern District of New York by Stuart Simpson, individually on behalf of himself and derivatively on behalf of the Company, against the Company’s board of directors seeking an injunction of the stockholder vote at the Annual Meeting unless and until the Company addressed certain alleged misstatements or deficiencies in the Proxy Statement relating to certain of the proposals relating to certain of the proposed amendments to the Charter (the “Withdrawn Charter Amendment Proposals”). The Derivative Litigation was filed after disclosure in the press regarding a potential transaction. In light of the continued evaluation of the proposal by the Company’s special committee comprised entirely of independent directors (the “Special Committee”) and its advisors including discussions between the Special Committee and the special committee formed by AFIN, and taking into account, among other things, the Derivative Litigation, the Company decided to withdraw the Withdrawn Charter Amendment Proposals from the agenda for the Annual Meeting and the Proxy Statement.

On June 8, 2016, the Company’s board of directors entered into a memorandum of understanding (the “MOU”) to settle the Derivative Litigation. Pursuant to the MOU, the Derivative Litigation was stayed pending approval by the court of a definitive settlement agreement. The parties later agreed to a Stipulation and Agreement of Settlement, under which the Company agreed to pay plaintiff’s counsel $0.8 million. On September 8, 2016, the plaintiff filed an unopposed motion for preliminary approval of the settlement. The court preliminarily approved the settlement by order dated September 13, 2016, and gave it final approval by order dated November 9, 2016. The action has now been dismissed with prejudice. The Company’s directors, as defendants in the Derivative Litigation, denied all allegations of wrongdoing.

There are no other material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on its financial position or results of operations.

Note 11 — Related Party Transactions and Arrangements

AR Capital, LLC, the former parent of the Sponsor, and American Realty Capital Retail Special Limited Partnership, LLC, an entity controlled by the Sponsor, owned 200,720 and 242,222 shares of the Company’s outstanding common stock as of September 30, 2016 and December 31, 2015, respectively. The Company is the sole general partner and holds substantially all the OP Units. The Advisor, a limited partner in the OP, holds 202 OP Units as of September 30, 2016 and December 31, 2015, which represents a nominal percentage of the aggregate OP ownership. After holding the OP Units for a period of one year, or upon liquidation of the OP or sale of substantially all of the assets of the OP, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of

Appendix II-62

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

the OP, a corresponding number of shares of the Company’s common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

Realty Capital Securities, LLC (the “Former Dealer Manager”) served as the dealer manager of the IPO. American National Stock Transfer, LLC (“ANST”), a subsidiary of the parent company of the Former Dealer Manager, provided other general professional services through January 2016. RCS Capital Corporation (“RCAP”), the parent company of the Former Dealer Manager and certain of its affiliates that provided services to the Company, filed for Chapter 11 bankruptcy protection in January 2016, prior to which it was under common control with the Parent of the Sponsor. In May 2016, RCAP and its affiliated debtors emerged from bankruptcy under the new name, Aretec Group, Inc.

Fees and Participations Paid in Connection With the Operations of the Company

The Advisor is paid an acquisition fee equal to 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for any loan or other investment. The Advisor is also paid for services provided for which it incurs investment-related expenses, or insourced expenses. Such insourced expenses will be fixed initially at, and may not exceed, 0.5% of the contract purchase price and 0.5% of the amount advanced for a loan or other investment. Additionally, the Company pays third party acquisition expenses. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) will not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired. In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fees) payable with respect to the Company’s portfolio of investments or reinvestments exceed 4.5% of the contract purchase price to be measured at the close of the acquisition phase or 4.5% of the amount advanced for all loans or other investments.

If the Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 1.0% of the amount available or outstanding under such financing, subject to certain limitations.

For periods prior to April 1, 2015, in connection with the asset management services provided by the Advisor, the Company issued to the Advisor an asset management subordinated participation by causing the OP to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted, forfeitable Class B Units. Class B Units are intended to be profit interests which will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 7.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors without cause; (2) a listing of the Company’s common stock on a national securities exchange; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Unvested Class B Units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company’s independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company’s independent directors without cause before the economic hurdle has been met.

When approved by the board of directors, the Class B Units were issued to the Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the OP. The number of Class B Units

Appendix II-63

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

issued in any quarter was equal to the cost of the Company’s assets multiplied by 0.1875%, divided by the value of one share of common stock as of the last day of such calendar quarter, which was equal initially to $9.00 (the initial offering price in the IPO minus selling commissions and dealer manager fees). As of September 30, 2016, the Company could not determine the probability of achieving the performance condition. The value of issued Class B Units will be determined and expensed when the Company deems the achievement of the performance condition to be probable. The Advisor receives distributions on the vested and unvested Class B Units it received in connection with its asset management subordinated participation at the same rate as distributions received on the Company’s common stock. Such distributions on issued Class B Units are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss until the performance condition is considered probable to occur. As of September 30, 2016, the Company’s board of directors has approved the issuance of and the OP has issued 479,802 Class B Units to the Advisor in connection with this arrangement on a cumulative basis.

Effective April 1, 2015:

i.	for any period commencing on or after April 1, 2015, the Company pays the Advisor or its assignees as compensation for services rendered in connection with the management of the Company’s assets an Asset Management Fee (as defined in the advisory agreement) equal to 0.0625% per month of the Cost of Assets (as defined in the advisory agreement) or, once the Company begins disclosing Estimated Per-Share NAV in periodic or current reports filed with the SEC, 0.0625% of the lower of the Cost of Assets and the fair market value of the Company’s assets as reported in the applicable periodic or current report filed with the SEC disclosing Estimated Per-Share NAV;
ii.	such Asset Management Fee is payable monthly in arrears in cash, in shares of common stock, or a combination of both, the form of payment to be determined in the sole discretion of the Advisor; and
iii.	the Company shall not cause the OP to issue any Class B Units in respect of periods subsequent to March 31, 2015.

In connection with property management and leasing services, unless the Company contracts with a third party, the Company will pay to an affiliate of the Advisor a property management fee of 2.0% of gross revenues from the Company’s stand-alone single-tenant net leased properties which are not part of a shopping center and 4.0% of gross revenues from all other types of properties. The Company will also reimburse the affiliate for property level expenses. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees. In connection with any construction, renovation or tenant finish-out on any property, the Company will pay the Advisor 6.0% of the hard costs of the construction, renovation and/or tenant finish-out, as applicable.

In connection with the Merger Agreement, the Advisor, as the Company’s property manager and leasing agent, assigned the Company’s existing property management agreement and existing leasing agreement to American Finance Properties, LLC, AFIN’s property manager, effective as of and subject to and contingent upon the closing of the Mergers.

The Company reimburses the Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which the Company’s operating expenses (including the asset management fee, as applicable) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets, or (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash expenses and excluding any gain from the sale of assets for that period, unless the Company’s independent directors determine that such excess was justified based on unusual and nonrecurring factors which they deem sufficient, in which case the excess amount may be

Appendix II-64

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

reimbursed to the Advisor in subsequent periods. Additionally, the Company reimburses the Advisor for personnel costs in connection with operational and administrative services; however, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees, acquisition expenses or real estate commissions. The Company will not reimburse the Advisor for salaries and benefits paid to the Company’s executive officers. During the three and nine months ended September 30, 2016, the Company incurred $0.6 million and $1.6 million, respectively, of reimbursements from the Advisor for providing operational and administrative services. During the three and nine months ended September 30, 2015, the Company incurred $0.3 million of reimbursements from the Advisor for providing operational and administrative services. These reimbursements are included in general and administrative expense on the consolidated statements of operations and comprehensive loss.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to waive certain fees. Because the Advisor may waive certain fees, cash flows from operations that would have been paid to the Advisor may be available to pay distributions. The fees that may be forgiven are not deferrals and accordingly, will not be paid to the Advisor. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs and/or property operating costs. No general and administrative costs or property operating costs of the Company were absorbed by the Advisor during the three and nine months ended September 30, 2016 and 2015.

The following table details amounts incurred during the three and nine months ended September 30, 2016 and 2015 and amounts contractually due as of September 30, 2016 and December 31, 2015 in connection with the operations related services described above. Amounts below are inclusive of fees and other expense reimbursements incurred from and due to the Advisor that are passed through and ultimately paid to Lincoln as a result of the Advisor’s exclusive service agreement with Lincoln:

	Three Months Ended September 30,		Nine Months Ended September 30,		Payable as of
(In thousands)	2016	2015	2016	2015	September 30, 2016	December 31, 2015
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$—	$4,150	$—	$7,188	$—	$—
Financing coordination fees	—	426	—	426	—	—
Ongoing fees:
Asset management fees	2,251	1,792	6,746	3,249	—	—
Property management and leasing fees	1,809	1,426	4,875	3,604	577	452
Professional fees and other reimbursements	673	1,146	2,056	3,062	310	376
Distributions on Class B Units	74	74	221	169	—	—
Total related party operation fees and reimbursements	$4,807	$9,014	$13,898	$17,698	$887	$828

Appendix II-65

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

The predecessor to the Parent of the Sponsor was a party to a services agreement with RCS Advisory Services, LLC, a subsidiary of the parent company of the Former Dealer Manager (“RCS Advisory”), pursuant to which RCS Advisory and its affiliates provided the Company and certain other companies sponsored by AR Global with services (including, without limitation, transaction management, compliance, due diligence, event coordination and marketing services, among others) on a time and expenses incurred basis or at a flat rate based on services performed. The predecessor to AR Global instructed RCS Advisory to stop providing such services in November 2015, and no services have since been provided by RCS Advisory.

The Company was also party to a transfer agency agreement with ANST, pursuant to which ANST provided the Company with transfer agency services (including broker and stockholder servicing, transaction processing, year-end Internal Revenue Service (“IRS”) reporting and other services), and supervisory services overseeing the transfer agency services performed by DST Systems, Inc., a third-party transfer agent (“DST”). The Parent of the Sponsor received written notice from ANST on February 10, 2016 that it would wind down operations by the end of the month and would withdraw as the transfer agent effective February 29, 2016. On February 26, 2016, the Company entered into a definitive agreement with DST to provide the Company directly with transfer agency services (including broker and stockholder servicing, transaction processing, year-end IRS reporting and other services).

Fees and Participations Paid in Connection with Liquidation or Listing

The Company will pay a brokerage commission to the Advisor or its affiliates on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid, if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission, in light of the size, type and location of the property, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such amounts were incurred during the three and nine months ended September 30, 2016 and 2015.

The Advisor is entitled to receive a subordinated participation in the net sales proceeds of the sale of real estate assets of 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax non-compounded annual return on the capital contributed by investors. The Company cannot assure that it will provide this 7.0% annual return and the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company’s investors have received a 7.0% cumulative non-compounded annual return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such amounts were incurred during the three and nine months ended September 30, 2016 and 2015.

If the Company’s shares of common stock are listed on a national securities exchange, the Advisor will be entitled to receive a subordinated incentive listing distribution from the OP of 15.0% of the amount by which the Company’s market value plus distributions paid prior to listing exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors. The Company cannot assure that it will provide this 7.0% annual return and the Advisor will not be entitled to the subordinated incentive listing distribution unless investors have received a 7.0% cumulative, pre-tax non-compounded annual return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such distribution was incurred during the three and nine months ended September 30, 2016 and 2015. Neither the Advisor nor any of its affiliates can earn both the subordinated participation in the net sales proceeds and the subordinated listing distribution.

Appendix II-66

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 11 — Related Party Transactions and Arrangements  – (continued)

Upon termination or non-renewal of the advisory agreement, the Advisor will be entitled to receive distributions from the OP equal to 15.0% of the amount by which the sum of the Company’s market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 7.0% cumulative, pre-tax non-compounded return to investors. The Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Upon a merger pursuant to which the Company’s stockholders receive cash or the securities of a listed company, as full or partial consideration, or an asset sale, the Advisor will be entitled to receive, in redemption of the Advisor’s interest in the OP, distribution from the OP equal to 15.0% of the amount by which the sum of the Company’s market value plus the distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 7.0% cumulative, pre-tax non-compounded return to investors. Upon the closing of the Mergers, if the Mergers are consummated, the Advisor will receive a cash payment, to be determined in accordance with the foregoing.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting and legal services, human resources and information technology.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 13 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”) which authorizes the grant of nonqualified stock options to the Company’s independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of the board of directors and the applicable limitations of the Plan. The exercise price for stock options granted to the independent directors under the Plan will be equal to the fair market value, as defined in the Plan, of a share on the last business day preceding the annual meeting of stockholders. A total of 0.5 million shares have been authorized and reserved for issuance under the Plan. As of September 30, 2016 and December 31, 2015, no stock options were issued under the Plan. Pursuant to the Merger Agreement, the board of directors terminated the Plan, effective as of and subject to and contingent upon the closing of the Merger.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further approval by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors will vest over a five-year period following the date of grant in increments of 20.0% per annum. However, pursuant to the Merger Agreement, if the Merger is consummated, any issued and outstanding restricted shares of the Company’s common stock will fully vest immediately prior to the Effective Time, and the RSP will terminate, effective as of and subject to and contingent upon the closing of the Merger. The RSP provides the Company with the ability to grant awards of restricted shares to the

Appendix II-67

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 13 — Share-Based Compensation  – (continued)

Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The total number of shares of common stock granted under the RSP may not exceed 5.0% of the Company’s outstanding shares of common stock on a fully diluted basis at any time and in any event will not exceed 7.5 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. For restricted share awards granted prior to 2015, such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted share awards granted during or after 2015 provide for accelerated vesting of the portion of the unvested shares scheduled to vest in the year of the recipient’s voluntary termination or the failure to be re-elected to the board. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of common stock are subject to the same restrictions as the underlying restricted shares.

The following table reflects restricted share award activity for the nine months ended September 30, 2016:

	Number of Shares of Restricted Stock	Weighted-Average Issue Price Per Share
Unvested, December 31, 2015	11,400	$9.00
Granted	6,000	9.00
Vested	(1,800)	9.00
Unvested, September 30, 2016	15,600	$9.00

As of September 30, 2016, the Company had $0.1 million of unrecognized compensation cost related to unvested restricted share awards granted under the Company’s RSP. That cost is expected to be recognized over a weighted-average period of 3.0 years.

The fair value of the restricted shares is being expensed in accordance with the service period required. Compensation expense related to restricted stock was approximately $19,000 and $23,000 during the three months ended September 30, 2016 and 2015, respectively. Compensation expense related to restricted stock was approximately $34,000 and $42,000 during the nine months ended September 30, 2016 and 2015, respectively. Compensation expense related to restricted stock is included in general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors, at each director’s election. There are no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. There were no shares of common stock issued to directors in lieu of cash compensation during the nine months ended September 30, 2016 and 2015.

Appendix II-68

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(Unaudited)

Note 14 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except share and per share amounts)	2016	2015	2016	2015
Basic and diluted net loss	$(2,986)	$(6,108)	$(7,179)	$(1,063)
Basic and diluted weighted-average shares outstanding	99,152,942	96,400,048	98,323,350	95,439,305
Basic and diluted net loss per share	$(0.03)	$(0.06)	$(0.07)	$(0.01)

The Company had the following common share equivalents on a weighted-average basis that were excluded from the calculation of diluted net loss per share as their effect would have been antidilutive for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Unvested restricted stock(1)	13,774	17,217	12,033	15,596
OP Units	202	202	202	202
Class B Units(2)	479,802	479,802	479,802	364,049
Total common stock equivalents	493,778	497,221	492,037	379,847

(1)	Weighted-average number of shares of unvested restricted stock outstanding for the periods presented. There were 15,600 and 18,000 shares of unvested restricted stock outstanding as of September 30, 2016 and 2015, respectively.
(2)	Weighted-average number of issued and unvested Class B Units outstanding for the periods presented. As of September 30, 2016 and 2015, the Company’s board of directors had approved the issuance of 479,802 Class B Units.

Note 15 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the consolidated financial statements.

Appendix II-69

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of American Realty Capital — Retail Centers of America, Inc. and the notes thereto. As used herein, the terms the “Company,” “we,” “our” and “us” refer to American Realty Capital — Retail Centers of America, Inc., a Maryland corporation, including, as required by context, American Realty Capital Retail Operating Partnership, L.P. (the “OP”), a Delaware limited partnership, and its wholly-owned subsidiaries. The Company is externally managed by American Realty Capital Retail Advisor, LLC (our “Advisor”), a Delaware limited liability company. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in “Financial Information” within the notes to the accompanying consolidated financial statements.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of American Realty Capital — Retail Centers of America, Inc. (the “Company,” “we,” “our” or “us”) and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may not be able to consummate the Merger (as defined below) with American Finance Trust, Inc. (“AFIN”) within the expected time period, or at all, due to various reasons, including, but not limited to, the failure to obtain approval by our stockholders and the stockholders of AFIN.
•	We and AFIN expect to incur substantial expenses related to the Merger, whether or not consummated, and may be unable to realize the anticipated benefits of the Merger or do so within the anticipated time frame.
•	All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in our Advisor, or other entities affiliated with AR Global Investments, LLC (the successor business to AR Capital, LLC, “AR Global” or the “Parent of our Sponsor”). As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including conflicts created by our Advisor’s and its affiliates’ compensation arrangements with us and other investment programs advised by affiliates of the Parent of our Sponsor and conflicts in allocating time among these investment programs and us, which could negatively impact our operating results.
•	Lincoln Retail REIT Services, LLC, a Delaware limited liability company (“Lincoln”) and its affiliates have to allocate time between providing real estate-related services to our Advisor and other programs and activities in which they are presently involved or may be involved in the future.
•	We depend on tenants for revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Our tenants may not achieve the rental rate incentives in their lease agreements with us, which may impact our results of operations.
•	Increases in interest rates could increase the amount of our interest payments associated with our credit facility, as amended, (our “Credit Facility”) and limit our ability to pay distributions.
•	We are permitted to pay distributions of unlimited amounts from any source. There are no established limits on the amount of borrowings that we may use to fund distribution payments.

Appendix II-70

•	We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, to maintain the level of distributions, we may need to fund some portion of distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.
•	We may be unable to maintain cash distributions at the current rate or increase distributions over time.
•	We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
•	No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
•	We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
•	We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”), which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and the cash available for distributions.
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus be subject to regulation under the Investment Company Act.

Overview

We have acquired and own anchored, stabilized core retail properties, including power centers and lifestyle centers, which are located in the United States and were at least 80.0% leased at the time of acquisition. We purchased our first property and commenced active operations in June 2012. As of September 30, 2016, we owned 35 properties with an aggregate purchase price of $1.2 billion, comprised of 7.5 million rentable square feet, which were 92.9% leased.

Incorporated on July 29, 2010, we are a Maryland corporation that elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with the taxable year ended December 31, 2012. Substantially all of our business is conducted through American Realty Capital Retail Operating Partnership, L.P. (the “OP”), a Delaware limited partnership, and its wholly-owned subsidiaries.

On March 17, 2011, we commenced our initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 150.0 million shares of common stock, $0.01 par value per share, at a price of $10.00 per share, subject to certain volume and other discounts. The IPO closed on September 12, 2014. On September 22, 2014, we registered an additional 25.0 million shares of common stock to be used under the distribution reinvestment plan (the “DRIP”) pursuant to a registration statement on Form S-3 (File No. 333-198864).

As of September 30, 2016, we had 99.3 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds from the IPO and the DRIP, net of share repurchases, of $983.8 million.

On March 7, 2016, our board of directors approved an estimated net asset value per share of our common stock (“Estimated Per-Share NAV) equal to $9.00 as of December 31, 2015, which was published on March 11, 2016. We intend to publish subsequent valuations of Estimated Per-Share NAV periodically at the discretion of our board of directors, provided that such valuations will be made at least once annually.

We have no employees. We have retained the Advisor to manage our affairs on a day-to-day basis. The Advisor has entered into a service agreement with an independent third party, Lincoln, pursuant to which Lincoln provides, subject to the Advisor’s oversight, real estate-related services, including locating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed.

Appendix II-71

The Advisor has passed through and will continue to pass through to Lincoln a portion of the fees and/or other expense reimbursements payable to the Advisor for the performance of real estate-related services. The Advisor is under common control with the Parent of the Sponsor, as a result of which it is a related party of ours.

Pending Merger Agreement

On September 6, 2016, the Company and the OP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AFIN, American Finance Operating Partnership, L.P. (the “AFIN OP”) and Genie Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Parent (“Merger Sub”). The Merger Agreement provides for (a) the merger of the Company with and into the Merger Sub (the “Merger”), with the Merger Sub surviving as a wholly owned subsidiary of AFIN and (b) the merger of the OP with and into the AFIN OP, with the AFIN OP as the surviving entity (the “Partnership Merger”, and together with the Merger, the “Mergers”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), each outstanding share of our common stock, $0.01 par value per share (“Company Common Stock”) (including any restricted shares of Company Common Stock and fractional shares), will be converted into the right to receive (x) a number of shares of common stock of AFIN, $0.01 par value per share (“AFIN Common Stock”) equal to 0.385 shares of AFIN Common Stock (the “Stock Consideration”) and (y) cash from AFIN in an amount equal to $0.95 per share (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

In addition, at the Effective Time, if the Mergers are consummated, (i) each unit of partnership interest of the OP designated as an OP Unit issued and outstanding immediately prior to the Effective Time (other than those held by us as described in clause (ii) below) will automatically be converted into 0.424 validly issued units of limited partnership interest of the AFIN OP (the “Partnership Merger Consideration”); (ii) each unit of partnership interest of the OP designated as either an OP Unit or a GP Unit held by us and issued and outstanding immediately prior to the Effective Time will automatically be converted into 0.385 validly issued units of limited partnership interest of the AFIN OP; (iii) each unit of partnership interest of the OP designated as a Class B Unit held by the Advisor and Lincoln issued and outstanding immediately prior to the Effective Time will be converted into the Partnership Merger Consideration (the “Class B Consideration,” and together with the Partnership Merger Consideration and the Merger Consideration, the “Total Merger Consideration”) and (iv) the interest of the Advisor, the special limited partner of the OP (the “SLP”), in the OP will be redeemed for a cash payment, to be determined in accordance with the existing terms of the OP’s agreement of limited partnership.

Concurrently with the execution of the Merger Agreement, we and the OP entered into a side letter agreement with the Advisor and AFIN, providing for, among other things, termination of the advisory agreement among us, the OP and the Advisor, subject to, and at, the date that the Merger becomes effective (the “Termination Agreement”). The Termination Agreement will, pursuant to its terms, automatically terminate and be of no further force or effect if the Merger Agreement is terminated in accordance with its terms.

The Merger Agreement provided us with a go shop period, during which time we had the right to actively solicit superior proposals from third parties for 45 days from the date of the Merger Agreement (the “Go Shop Period”). The Go Shop Period ended on October 21, 2016 with no alternative acquisition proposals provided by third parties.

In the event that the Company or AFIN terminates the Merger Agreement under specified circumstances, the Company or AFIN, as applicable, are required to pay a termination fee of $25.6 million.

The Company and AFIN each are sponsored, directly or indirectly, by AR Global. AR Global and its affiliates provide services to us and AFIN pursuant to written advisory agreements.

The completion of the Mergers is subject to the approval of our and AFIN’s stockholders as well as satisfaction of customary closing conditions. A joint preliminary proxy statement/prospectus describing the proposed Mergers was filed on Form S-4 with the Securities and Exchange Commission (the “SEC”) in October 2016. If approved, the Mergers are expected to close in the first quarter of 2017. However, as of the

Appendix II-72

filing of this Quarterly Report on Form 10-Q, the approval of the Mergers has not yet occurred, and we cannot assure that the Mergers will be completed based on the terms of the Merger Agreement or at all.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Because many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rents receivable that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We own certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant’s sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, we defer the recognition of contingent rental income until the specified target that triggers the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. Contingent rental income is included in rental income on the consolidated statements of operations and comprehensive loss.

We continually review receivables related to rent and unbilled rents receivable and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. If a receivable is deemed uncollectible, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations and comprehensive loss.

Cost recoveries from tenants are included in operating expense reimbursements in our consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

We evaluate the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

In business combinations, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value of in-place leases and above- and below- market leases. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

Appendix II-73

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease, including any below-market fixed rate renewal options for below-market leases.

In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates.

In allocating non-controlling interests, amounts are recorded based on the fair value of units issued at the date of acquisition, as determined by the terms of the applicable agreement.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider information and other factors including: market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e.: location, size, demographics, value and comparative rental rates, tenant credit profile, store profitability and the importance of the location of the real estate to the operations of the tenant’s business.

Real estate investments that are intended to be sold are designated as “held for sale” on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale. Real estate investments are no longer depreciated when they are classified as held for sale. If the disposal, or intended disposal, of certain real estate investments represents a strategic shift that has had or will have a major effect on our operations and financial results, the operations of such real estate investments would be presented as discontinued operations in the consolidated statements of operations and comprehensive loss for all applicable periods. As of December 31, 2015, we had $0.5 million of land held for sale. There were no assets held for sale as of September 30, 2016.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, we review the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability

Appendix II-74

to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are VIEs or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption was permitted, including adoption in an interim period. We elected to adopt this guidance effective January 1, 2016. We have evaluated the impact of the adoption of the new guidance on our consolidated financial statements and have determined the OP is considered a VIE. However, we meet the disclosure exemption criteria as we are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest in a business and the assets of the OP can be used for purposes other than settling its obligations, such as paying distributions. As such, the new guidance did not have a material impact on our consolidated financial statements.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the FASB added that, for line of credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line, regardless of whether or not there are any outstanding borrowings. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We elected to adopt this guidance effective January 1, 2016. As a result, we reclassified $1.4 million and $1.7 million of deferred issuance costs related to our mortgage notes payable from deferred costs, net to mortgage notes payable in our consolidated balance sheets as of September 30, 2016 and December 31, 2015, respectively. As permitted under the revised guidance, we elected to not reclassify the deferred debt issuance costs associated with our Credit Facility. The deferred debt issuance costs associated with the Credit Facility, net of accumulated amortization, and deferred leasing costs, net of accumulated amortization, are included in deferred costs, net on our accompanying consolidated balance sheets as of September 30, 2016 and December 31, 2015.

In March 2016, the FASB issued an update that changes the accounting for certain aspects of share-based compensation. Among other things, the revised guidance allows companies to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. We have adopted the provisions of this guidance beginning January 1, 2016, electing to account for forfeitures when they occur, and determined that there was no impact to our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. We have not yet selected a transition method and are currently evaluating the impact of the new guidance.

Appendix II-75

In January 2016, the FASB issued an update that amends the recognition and measurement of financial instruments. The new guidance revises an entity’s accounting related to equity investments and the presentation of certain fair value changes for financial liabilities measured at fair value. Among other things, it also amends the presentation and disclosure requirements associated with the fair value of financial instruments. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is not permitted for most of the amendments in the update. We are currently evaluating the impact of the new guidance.

In February 2016, the FASB issued an update which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The revised guidance supersedes previous leasing standards and is effective for reporting periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting the new guidance.

In March 2016, the FASB issued an update on the accounting for derivative contracts. Under the new guidance, the novation of a derivative contract in a hedge accounting relationship does not, in and of itself, require dedesignation of that hedge accounting relationship. The hedge accounting relationship could continue uninterrupted if all of the other hedge accounting criteria are met, including the expectation that the hedge will be highly effective when the creditworthiness of the new counterparty to the derivative contract is considered. The guidance is effective for fiscal years beginning after December 15, 2016, and interim periods therein. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of this new guidance.

In March 2016, the FASB issued guidance which requires an entity to determine whether the nature of its promise to provide goods or services to a customer is performed in a principal or agent capacity and to recognize revenue in a gross or net manner based on its principal/agent designation. This guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

In August 2016, the FASB issued guidance on how certain transactions should be classified and presented in the statement of cash flows as either operating, investing or financing activities. Among other things, the update provides specific guidance on where to classify debt prepayment and extinguishment costs, payments for contingent consideration made after a business combination and distributions received from equity method investments. The revised guidance is effective for reporting periods beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

In October 2016, the FASB issued guidance relating to interest held through related parties that are under common control, where a reporting entity will need to evaluate if it should consolidate a VIE. The amendments change the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The revised guidance is effective for reporting periods beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of this new guidance.

Appendix II-76

Properties

As of September 30, 2016, we owned 35 properties, comprised of 7.5 million rentable square feet that were 92.9% leased with a weighted-average remaining lease term of 5.2 years.

Our portfolio is comprised of the following real estate properties as of September 30, 2016:

Property	Acquisition Date		Property Type	Rentable Square Feet	Percentage Leased	Remaining Lease Term(1)
Liberty Crossing	Jun. 2012		Power Center	105,779	94.0%	2.8
San Pedro Crossing	Dec. 2012		Power Center	201,965	96.7%	3.8
Tiffany Springs MarketCenter	Sep. 2013		Power Center	264,952	76.1%	5.3
The Streets of West Chester	Apr. 2014		Lifestyle Center	236,842	92.1%	5.1
Prairie Towne Center	Jun. 2014		Power Center	289,277	95.3%	7.6
Southway Shopping Center	Jun. 2014		Power Center	181,809	99.3%	3.8
Stirling Slidell Centre	Aug. 2014		Power Center	134,276	77.2%	3.8
Northwoods Marketplace	Aug. 2014		Power Center	236,078	95.9%	3.5
Centennial Plaza	Aug. 2014		Power Center	233,797	100.0%	2.7
Northlake Commons	Sep. 2014		Lifestyle Center	109,112	93.1%	4.5
Shops at Shelby Crossing	Sep. 2014		Power Center	236,107	97.0%	2.5
Shoppes of West Melbourne	Sep. 2014		Power Center	144,484	95.8%	4.6
The Centrum	Sep. 2014		Power Center	270,747	93.5%	3.1
Shoppes at Wyomissing	Oct. 2014		Lifestyle Center	103,064	100.0%	3.0
Southroads Shopping Center	Oct. 2014		Power Center	436,936	71.7%	4.8
Parkside Shopping Center	Nov. 2014 & Dec. 2015	(2)	Power Center	181,612	93.1%	6.2
West Lake Crossing	Nov. 2014		Power Center	75,928	90.2%	4.6
Colonial Landing	Dec. 2014		Power Center	263,559	81.6%	4.9
The Shops at West End	Dec. 2014		Lifestyle Center	381,831	82.5%	8.8
Township Marketplace	Dec. 2014		Power Center	298,630	96.2%	2.7
Cross Pointe Centre	Mar. 2015		Power Center	226,089	100.0%	10.4
Towne Center Plaza	Apr. 2015		Power Center	94,096	100.0%	6.3
Harlingen Corners	May 2015		Power Center	227,772	96.3%	5.5
Bison Hollow	Jun. 2015		Power Center	134,798	100.0%	6.1
Pine Ridge Plaza	Jun. 2015		Power Center	239,492	95.2%	3.1
Village at Quail Springs	Jun. 2015		Power Center	100,404	100.0%	2.5
Jefferson Commons	Jun. 2015		Power Center	205,918	93.4%	9.3
Northpark Center	Jun. 2015		Power Center	318,327	99.2%	4.1
Anderson Station	Jul. 2015		Power Center	243,550	98.4%	2.7
Patton Creek	Aug. 2015		Power Center	491,294	94.5%	4.9
North Lakeland Plaza	Sep. 2015		Power Center	171,397	100.0%	4.0
Riverbend Marketplace	Sep. 2015		Power Center	142,617	97.2%	6.5
Montecito Crossing	Sep. 2015		Power Center	179,721	97.4%	5.1
Best on the Boulevard	Sep. 2015		Power Center	204,568	100.0%	5.3
Shops at RiverGate South	Sep. 2015		Power Center	140,703	97.8%	9.0
Portfolio, September 30, 2016				7,507,531	92.9%	5.2

(1)	Remaining lease term in years as of September 30, 2016, calculated on a weighted-average basis.
(2)	Parkside Shopping Center was purchased in November 2014 with two additional parcels purchased in December 2015.

Appendix II-77

Results of Operations

We purchased our first property and commenced active operations in June 2012. As of September 30, 2016, we owned 35 properties, which were acquired for investment purposes, with an aggregate base purchase price of $1.2 billion, comprised of 7.5 million rentable square feet that were 92.9% leased.

Comparison of the Three Months Ended September 30, 2016 to Three Months Ended September 30, 2015

As of July 1, 2015, we owned 28 properties (our “Three Month Same Store”) with an aggregate base purchase price of $903.7 million, comprised of 5.8 million rentable square feet. We have acquired seven properties and two additional parcels at an existing property since July 1, 2015 for an aggregate base purchase price of $283.1 million, comprised of 1.7 million rentable square feet (our “Acquisitions Since July 1, 2015”). Accordingly, our results of operations for the three months ended September 30, 2016 as compared to the three months ended September 30, 2015 reflect significant increases in most categories.

The following table summarizes our leasing activity during the three months ended September 30, 2016:

	Three Months Ended September 30, 2016
	Number of Leases	Rentable Square Feet	Annualized Straight-Line Rental Income (SLR)	Average Annualized SLR Per Rentable Square Foot
			(in thousands)
New leases(1)	8	70,241	$1,185	$16.87
Lease renewals(1)	19	128,207	$1,667	$13.00	(2)
Lease terminations	5	18,051	$312	$17.28

(1)	New leases reflect leases in which a new tenant took possession of the space during the three months ended September 30, 2016. Lease renewals reflect leases in which an existing tenant executed terms to extend the life of the lease during the three months ended September 30, 2016. The one-time cost of entering into new leases and executing lease renewals was $42.88 per rentable square foot and $2.00 per rentable square foot, respectively, including leasing commissions, tenant improvement costs and tenant concessions.
(2)	Prior to the lease renewals, the average annualized rental income on a straight-line basis for these leases was $11.63 per rentable square foot.

Rental Income

Rental income increased $3.9 million to $25.4 million for the three months ended September 30, 2016, compared to $21.5 million for the three months ended September 30, 2015. This increase was primarily due to our Acquisitions Since July 1, 2015, which resulted in an increase in rental income of $4.4 million for the three months ended September 30, 2016. This increase in rental income was partially offset by a decrease in our Three Month Same Store rental income of $0.5 million, primarily due to $0.3 million of below-market lease liabilities written off at Southway Shopping Center and $0.2 million of below-market lease liabilities written off at The Shops at West End during the three months ended September 30, 2015, due to tenant turnover. No such write-offs occurred at those properties during the three months ended September 30, 2016.

Operating Expense Reimbursements

Operating expense reimbursements from tenants increased $1.2 million to $7.6 million for the three months ended September 30, 2016, compared to $6.3 million for the three months ended September 30, 2015. This increase in operating expense reimbursements was primarily due to our Acquisitions Since July 1, 2015, which resulted in a $1.0 million increase for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. In addition, Three Month Same Store operating expense reimbursements increased $0.2 million for the three months ended September 30, 2016 compared to the three months ended September 30, 2015, as a result of the increase in Three Month Same Store property operating expenses. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of property operating expenses, in addition to base rent.

Appendix II-78

Asset Management Fees to Related Party

Asset management fees to related party increased $0.5 million to $2.3 million for the three months ended September 30, 2016, compared to $1.8 million for the three months ended September 30, 2015. This increase is due to our Acquisitions Since July 1, 2015, as the amount of asset management fees to related party is based on the cost of our assets. See Note 11 — Related Party Transactions and Arrangements for more information on fees payable to our Advisor pursuant to the advisory agreement.

Property Operating Expenses

Property operating expenses increased $1.6 million to $10.6 million for the three months ended September 30, 2016, compared to $9.0 million for the three months ended September 30, 2015. This increase in property operating expenses was primarily due to our Acquisitions Since July 1, 2015, which resulted in a $1.3 million increase for the three months ended September 30, 2016. Additionally, our Three Month Same Store property operating expenses increased $0.3 million, primarily driven by an increase in real estate taxes. Property operating expenses primarily relate to the costs associated with maintaining our properties, including property management fees incurred from Lincoln, real estate taxes, utilities, and repairs and maintenance.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expenses decreased $3.5 million to $2.1 million for the three months ended September 30, 2016, compared to $5.6 million for the three months ended September 30, 2015. Acquisition and transaction related expenses for the three months ended September 30, 2016 were primarily due to costs incurred in connection with the pending Mergers. These costs include fees to the special committee of the board of directors for their review of the Mergers, as well as fees to the special committee’s financial advisor and legal counsel. Acquisition and transaction related expenses for the three months ended September 30, 2015 primarily related to our acquisition of seven properties with an aggregate base purchase price of $279.6 million.

General and Administrative Expenses

General and administrative expenses increased $1.0 million to $2.9 million for the three months ended September 30, 2016, compared to $1.9 million for the three months ended September 30, 2015. This increase primarily related to our accrual of $0.8 million for settlement of a lawsuit during the three months ended September 30, 2016. See Note 10 — Commitments and Contingencies for more information related to the lawsuit.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $1.5 million to $15.1 million for the three months ended September 30, 2016, compared to $13.6 million for the three months ended September 30, 2015. This increase was primarily attributable to $2.7 million of additional depreciation and amortization expense from our Acquisitions Since July 1, 2015. This increase was partially offset by a decrease in our Three Month Same Store depreciation and amortization expense of $1.2 million, which is primarily due to accelerated amortization of certain in-place lease assets associated with tenant turnover during the three months ended September 30, 2015. The base purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives.

Appendix II-79

Interest Expense

Interest expense increased $1.1 million to $3.2 million for the three months ended September 30, 2016, compared to $2.1 million for the three months ended September 30, 2015. This increase primarily related to an increase in our weighted-average mortgage notes payable outstanding as well our weighted-average borrowings on our Credit Facility. The following table presents the weighted-average balances of our fixed-rate debt and Credit Facility borrowings outstanding, associated interest expense and corresponding weighted-average interest rates for the three months ended September 30, 2016 and 2015, as well as the amortization of deferred financing costs and mortgage premiums for such periods:

(Dollar amounts in thousands)	Three Months Ended September 30,
	2016			2015
	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate
Mortgage Notes Payable	$128,257	$1,536	4.76%	$107,968	$1,167	4.57%
Credit Facility	$304,000	1,442	1.84%	$153,000	594	1.54%
Amortization of deferred financing costs		510			486
Amortization of mortgage premiums		(248)			(99)
Interest Expense		$3,240			$2,148

Gain on Involuntary Conversion

During the three months ended September 30, 2016, we recognized a gain on involuntary conversion of $0.2 million arising from insurance proceeds related to roof damage sustained at San Pedro Crossing as a result of a hailstorm. The gain recognized was measured as the difference between the insurance proceeds allocated to replacing the affected roofs and the net book value of the roofs that will be replaced.

Comparison of the Nine Months Ended September 30, 2016 to the Nine Months Ended September 30, 2015

As of January 1, 2015, we owned 20 properties (our “Nine Month Same Store”) with an aggregate base purchase price of $715.6 million, comprised of 4.3 million rentable square feet. We have acquired 15 properties and two additional parcels at an existing property since January 1, 2015 for an aggregate base purchase price of $485.6 million, comprised of 3.2 million rentable square feet (our “Acquisitions Since January 1, 2015”). Accordingly, our results of operations for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 reflect significant increases in most categories.

The following table summarizes our leasing activity during the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016
	Number of Leases	Rentable Square Feet	Annualized Straight-Line Rental Income (SLR)	Average Annualized SLR Per Rentable Square Foot
			(in thousands)
New leases(1)	16	90,084	$1,579	$17.53
Lease renewals(1)	51	331,978	$4,915	$14.81	(2)
Lease terminations	18	128,405	$1,347	$10.49

(1)	New leases reflect leases in which a new tenant took possession of the space during the nine months ended September 30, 2016. Lease renewals reflect leases in which an existing tenant executed terms to extend the life of the lease during the nine months ended September 30, 2016. The one-time cost of entering into new leases and executing lease renewals was $37.80 per rentable square foot and $1.82 per rentable square foot, respectively, including leasing commissions, tenant improvement costs and tenant concessions.
(2)	Prior to the lease renewals, the average annualized rental income on a straight-line basis for these leases was $13.60 per rentable square foot.

Appendix II-80

Rental Income

Rental income increased $21.1 million to $76.5 million for the nine months ended September 30, 2016, compared to $55.4 million for the nine months ended September 30, 2015. This increase in rental income was primarily due to our Acquisitions Since January 1, 2015, which resulted in an increase in rental income of $22.8 million for the nine months ended September 30, 2016. This increase in rental income was partially offset by a decrease in our Nine Month Same Store rental income of $1.7 million, primarily due to certain lease terminations at The Shops at West End and Tiffany Springs MarketCenter. The percentage of rentable square feet leased at The Shops at West End decreased from 92.6% as of January 1, 2015 to 82.5% as of September 30, 2016. The percentage of rentable square feet leased at Tiffany Springs MarketCenter decreased from 89.4% as of January 1, 2015 to 76.1% as of September 30, 2016.

Operating Expense Reimbursements

Operating expense reimbursements from tenants increased $6.4 million to $22.7 million for the nine months ended September 30, 2016, compared to $16.3 million for the nine months ended September 30, 2015. This increase in operating expense reimbursements was primarily due to our Acquisitions Since January 1, 2015, which resulted in a $5.7 million increase for the nine months ended September 30, 2016. In addition, Nine Month Same Store operating expense reimbursements increased $0.7 million for the nine months ended September 30, 2016. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of property operating expenses, in addition to base rent.

Asset Management Fees to Related Party

Asset management fees to related party increased $3.5 million to $6.7 million for the nine months ended September 30, 2016, compared to $3.2 million for the nine months ended September 30, 2015. This increase is partially due to our Acquisitions Since January 1, 2015, as the amount of asset management fees to related party is based on the cost of our assets. In addition, there were no asset management fees to related party during the three months ended March 31, 2015, as we caused the OP to issue to the Advisor performance-based restricted partnership units of the OP (“Class B Units”) in lieu of asset management fees prior to April 1, 2015. See Note 11 — Related Party Transactions and Arrangements for more information on fees payable to our Advisor pursuant to the advisory agreement.

Property Operating Expenses

Property operating expenses increased $7.5 million to $31.2 million for the nine months ended September 30, 2016, compared to $23.7 million for the nine months ended September 30, 2015. This increase in property operating expenses was primarily due to our Acquisitions Since January 1, 2015, which resulted in a $7.2 million increase for the nine months ended September 30, 2016. In addition, Nine Month Same Store property operating expenses increased by $0.3 million, which primarily related to an increase in real estate taxes, partially offset by rent receivables written off during the nine months ended September 30, 2015 in connection with an unsuccessful contractual arrangement associated with the acquisition of The Shops at West End. Property operating expenses primarily relate to the costs associated with maintaining our properties, including property management fees incurred from Lincoln, real estate taxes, utilities, and repairs and maintenance.

Impairment Charges

We incurred $4.4 million of impairment charges during the nine months ended September 30, 2015. These charges related to the write-off of intangible assets in connection with an unsuccessful contractual arrangement associated with the acquisition of The Shops at West End. No impairment charges were incurred during the nine months ended September 30, 2016.

Fair Value Adjustment to Contingent Purchase Price Consideration

During the nine months ended September 30, 2016, we recorded a $1.8 million fair value adjustment related to previously unrecognized contingent purchase price consideration in connection with the acquisition of Harlingen Corners. During the nine months ended September 30, 2015, we recorded a $13.8 million fair value adjustment to contingent purchase price consideration in connection with an unsuccessful contractual arrangement associated with the acquisition of The Shops at West End.

Appendix II-81

Acquisition and Transaction Related Expenses

Acquisition and transaction related expenses decreased $7.1 million to $2.5 million for the nine months ended September 30, 2016, compared to $9.6 million for the nine months ended September 30, 2015. Acquisition and transaction related expenses for the nine months ended September 30, 2016 were primarily due to costs incurred in connection with the pending Mergers. These costs include fees to the special committee of the board of directors for their review of the Mergers, as well as fees to the special committee’s financial advisor and legal counsel. Acquisition and transaction related expenses for the nine months ended September 30, 2015 primarily related to our acquisition of 15 properties with an aggregate base purchase price of $481.6 million.

General and Administrative Expenses

General and administrative expenses increased $1.2 million to $7.3 million for the nine months ended September 30, 2016, compared to $6.1 million for the nine months ended September 30, 2015. This was primarily due to an increase in reimbursements of operational and administrative costs to our Advisor of $1.3 million, which the Advisor began requesting beginning in the third quarter of 2015, as well as an accrual of $0.8 million for settlement of a lawsuit during the nine months ended September 30, 2016. See Note 10 — Commitments and Contingencies for more information related to the lawsuit. These increases were partially offset by a decrease in legal fees of $0.7 million and a decrease in audit fees of $0.5 million.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $13.5 million to $47.5 million for the nine months ended September 30, 2016, compared to $34.0 million for the nine months ended September 30, 2015. This increase was primarily attributable to our Acquisitions Since January 1, 2015, which resulted in an increase in depreciation and amortization expenses of $14.0 million for the nine months ended September 30, 2016. This increase was partially offset by a decrease in our Nine Month Same Store depreciation and amortization expense of $0.5 million, which is primarily due to the accelerated amortization of certain in-place lease assets associated with tenant turnover during the nine months ended September 30, 2015. The base purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives.

Interest Expense

Interest expense increased $4.3 million to $9.6 million for the nine months ended September 30, 2016, compared to $5.3 million for the nine months ended September 30, 2015. This increase primarily related to an increase in our weighted-average mortgage notes payable outstanding as well our weighted-average borrowings on our Credit Facility. The following table presents the weighted-average balances of our fixed-rate debt and Credit Facility borrowings outstanding, associated interest expense and corresponding weighted-average interest rates for the nine months ended September 30, 2016 and 2015, as well as the amortization of deferred financing costs and mortgage premiums for such periods:

(Dollar amounts in thousands)	Nine Months Ended September 30,
	2016			2015
	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate	Weighted- Average Carrying Value	Interest Expense	Weighted- Average Interest Rate
Mortgage Notes Payable	$128,534	$4,592	4.76%	$95,301	$3,009	4.41%
Credit Facility	$304,000	4,207	1.81%	$61,200	1,023	1.54%
Amortization of deferred financing costs		1,529			1,429
Amortization of mortgage premiums		(741)			(116)
Interest Expense		$9,587			$5,345

Appendix II-82

Gain on Involuntary Conversion

During the nine months ended September 30, 2016, we recognized a gain on involuntary conversion of $0.2 million arising from insurance proceeds related to roof damage sustained at San Pedro Crossing as a result of a hailstorm. The gain recognized was measured as the difference between the insurance proceeds allocated to replacing the affected roofs and the net book value of the roofs that will be replaced.

Cash Flows for the Nine Months Ended September 30, 2016

Cash flows provided by operating activities of $41.7 million during the nine months ended September 30, 2016 primarily related to net loss adjusted for non-cash items of $41.1 million (net loss of $7.2 million adjusted for depreciation and amortization of tangible and intangible real estate assets, fair value adjustment to contingent purchase price consideration, impairment charges, amortization of deferred costs, share-based compensation, the ineffective portion of derivative, bad debt expense and loss on disposition of land, partially offset by amortization of mortgage premium and accretion of net below-market lease liability, totaling $48.3 million) and an increase in accounts payable and accrued expenses of $7.1 million. Operating cash flows were partially offset by an increase in prepaid expenses and other assets of $5.8 million and an increase in restricted cash of $0.6 million.

Net cash used in investing activities during the nine months ended September 30, 2016 of $5.6 million included $6.4 million related to capital expenditures. Investing cash outflows were partially offset by proceeds from the disposition of land of $0.5 million and $0.3 million related to restricted cash released for capital expenditures.

Net cash used in financing activities during the nine months ended September 30, 2016 of $31.0 million primarily related to cash distributions of $25.2 million, common stock repurchases based on requests made during 2015 and completed during the first quarter of 2016 of $5.1 million and principal payments on our mortgage notes of $0.8 million.

Cash Flows for the Nine Months Ended September 30, 2015

Cash flows provided by operating activities of $23.7 million during the nine months ended September 30, 2015 primarily related to net loss adjusted for non-cash items of $23.4 million (net loss of $1.1 million adjusted for depreciation and amortization of tangible and intangible real estate assets, impairment charges, amortization of deferred costs, share-based compensation, the ineffective portion of derivative and bad debt expense, partially offset by fair value adjustment to contingent purchase price consideration, amortization of mortgage premium and accretion of net below-market lease liability, totaling $24.5 million), an increase in accounts payable and accrued expenses of $12.4 million and an increase in deferred rent and other liabilities of $1.6 million. Operating cash flows were partially offset by an increase in restricted cash of $1.4 million and an increase in prepaid expenses and other assets of $12.3 million.

Net cash used in investing activities during the nine months ended September 30, 2015 of $426.7 million included $434.2 million related to our acquisition of 15 properties, $6.3 million related to capital expenditures, $0.4 million related to deposits for future real estate acquisitions and $0.8 million related to cash restricted for capital expenditures. Cash outflows were partially offset by proceeds from contingent consideration of $15.0 million.

Net cash provided by financing activities during the nine months ended September 30, 2015 of $277.3 million primarily related to proceeds from our credit facility of $304.0 million, partially offset by cash distributions of $19.5 million, payments related to offering costs of $1.2 million, common stock repurchases of $4.8 million, payments of deferred financing costs of $0.8 million and payments on mortgage notes of $0.4 million.

Appendix II-83

Liquidity and Capital Resources

As of September 30, 2016, we had cash and cash equivalents of $45.2 million. In the normal course of business, our principal demands for funds will continue to be for capital expenditures, the payment of operating expenses, distributions to our stockholders and the payment of principal and interest on our outstanding indebtedness.

We expect to meet our future short-term operating liquidity requirements through a combination of cash on hand, net cash provided by our current property operations and proceeds from our Credit Facility. We have historically generated some of our working capital by issuing shares through the DRIP. The DRIP was suspended on August 30, 2016. Management expects that in the future, as we continue to optimize our portfolio and leasing activity at our properties, cash flows from our properties will be sufficient to fund operating expenses and the payment of our monthly distribution. Other potential future sources of capital include proceeds from public and private offerings and proceeds from the sale of properties. Generally, capital needs for property acquisitions have been funded with the net proceeds received from our IPO, proceeds from secured financings and proceeds from our Credit Facility.

Availability of borrowings under our Credit Facility for any period is based on the lower of (i) 60% of the asset value pool of eligible unencumbered real estate assets that comprises our borrowing base, (ii) the amount that would cause the debt service coverage ratio of the borrowing base for the last four fiscal quarters to exceed 1.5 times, and (iii) the aggregate commitments under the Credit Facility, which allow for up to $325.0 million in borrowings with a $25.0 million swingline subfacility and a $20.0 million letter of credit subfacility, subject to certain conditions. Through an uncommitted “accordion feature,” the OP may increase commitments under the Credit Facility to up to $575.0 million under certain circumstances and to the extent agreed to by our lenders. As of September 30, 2016, our unused borrowing capacity was $12.7 million, based on the aggregate commitments under the Credit Facility. As of September 30, 2016 and December 31, 2015, we had $304.0 million outstanding under the Credit Facility.

The Credit Facility provides for quarterly interest payments for each base rate loan and periodic interest payments for each LIBOR loan, based upon the applicable interest period (though no longer than three months) with respect to such LIBOR loan, with all principal outstanding being due on the maturity date. The Credit Facility will mature on December 2, 2018, provided that the OP, subject to certain conditions, may elect to extend the maturity date one year to December 2, 2019. The Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty. In the event of a default, the lenders have the right to terminate their obligations under the Credit Facility and to accelerate the payment on any unpaid principal amount of all outstanding loans. We, certain of our wholly-owned subsidiaries and certain wholly-owned subsidiaries of the OP guarantee the obligations under the Credit Facility.

We also expect to use proceeds from secured and unsecured financings from banks or other lenders as a source of capital. Under our charter, the maximum amount of our total indebtedness may not exceed 300% of our total “net assets” (as defined by our charter) as of the date of any borrowing, which is equal to 75% of the cost of our investments. We may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments.

Our borrowings are also restricted by covenants in our existing indebtedness. In addition, it is currently our intention to limit our aggregate borrowings to approximately 50% of the aggregate fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for borrowing such a greater amount. This limitation does not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to satisfy our requirements under our charter. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits.

As of September 30, 2016, our leverage ratio (total debt divided by total assets) approximated 34.7%.

Appendix II-84

Our board of directors adopted a share repurchase program (as amended and restated, the “SRP”) that enabled our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requested a repurchase, we, subject to certain conditions, could repurchase the shares presented for repurchase for cash to the extent we had sufficient funds available. On September 6, 2016, in contemplation of the Mergers, the board of directors determined to suspend the SRP, effective September 8, 2016. During the nine months ended September 30, 2016, 3.1 million shares were requested for repurchase and were not fulfilled. Due to the suspension of the SRP, these shares will not be considered for repurchase. See Note 9 — Common Stock for more information on terms and conditions of the SRP.

Funds from Operations and Modified Funds from Operations

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings, improvements, and straight-line amortization of intangibles, which implies that the value of a real estate asset diminishes predictably over time. We believe that, because real estate values historically rise and fall with market conditions, including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using the historical accounting convention for depreciation and certain other items may be less informative.

Because of these factors, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has published a standardized measure of performance known as funds from operations (“FFO”), which is used in the REIT industry as a supplemental performance measure. We believe FFO, which excludes certain items such as real estate-related depreciation and amortization, is an appropriate supplemental measure of a REIT’s operating performance. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards set forth in the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, but excluding gains or losses from sales of property and real estate related impairments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures, if any, are calculated to reflect FFO on the same basis. We also adjust FFO to eliminate gains on involuntary conversion as, for the purposes of calculating FFO, we consider such gains to be similar to gains or losses from sales of property and real estate related impairments.

We believe that the use of FFO provides a more complete understanding of our performance to investors and to management, and reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income.

Changes in the accounting and reporting promulgations under GAAP that were put into effect in 2009 subsequent to the establishment of NAREIT’s definition of FFO, such as the change to expense as incurred rather than capitalize and amortize acquisition fees and expenses incurred for business combinations, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP across all industries. These changes had a particularly significant impact on publicly registered, non-listed REITs, which typically have a significant amount of acquisition activity in the early part of their existence, particularly during the period when they are raising capital through ongoing initial public offerings.

Because of these factors, the Investment Program Association (the “IPA”), an industry trade group, published a standardized measure of performance known as modified funds from operations (“MFFO”), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. MFFO is designed to be reflective of the ongoing operating performance of publicly registered, non-listed REITs by adjusting for those costs that are more reflective of acquisitions and investment activity, along with other items the IPA believes are not indicative of the ongoing operating performance of a publicly registered, non-listed REIT, such as straight-lining of rents as required by GAAP. We believe it is appropriate to use MFFO as a supplemental measure of operating performance because we believe that both before and after we have deployed all of our offering proceeds and are no longer incurring a significant amount of acquisitions fees or other related costs, it reflects the impact on our operations from trends in occupancy rates, rental rates,

Appendix II-85

operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for acquisition fees and expenses and other items. In calculating MFFO, we follow the Practice Guideline and exclude acquisition fees and expenses, amounts relating to deferred rent receivables and accretion of market lease and other intangibles, net (in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), contingent purchase price consideration, accretion of discounts and amortization of premiums on debt investments and borrowings, mark-to-market adjustments included in net income, gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. In calculating MFFO, we also exclude transaction-related fees and expenses (which include costs associated with the Mergers), as they are not related to our property operations.

We believe that, because MFFO excludes costs that we consider more reflective of acquisition activities and other non-operating items, MFFO can provide, on a going-forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance once our portfolio is stabilized. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry and allows for an evaluation of our performance against other publicly registered, non-listed REITs.

Not all REITs, including publicly registered, non-listed REITs, calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs, including publicly registered, non-listed REITs, may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as determined under GAAP as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. The methods utilized to evaluate the performance of a publicly registered, non-listed REIT under GAAP should be construed as more relevant and accurate measures of operational performance and considered more prominently than the non-GAAP measures, FFO and MFFO, and the adjustments to GAAP in calculating FFO and MFFO.

Neither the SEC, NAREIT, the IPA nor any other regulatory body or industry trade group has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, NAREIT, the IPA or another industry trade group may publish updates to the White Paper or the Practice Guideline or the SEC or another regulatory body could standardize the allowable adjustments across the a publicly registered, non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO accordingly.

Appendix II-86

The below table reflects the items deducted from or added to net loss in our calculation of FFO and MFFO for the periods presented:

(In thousands)	Three Months Ended			Nine Months Ended September 30, 2016
	March 31, 2016	June 30, 2016	September 30, 2016
Net loss (in accordance with GAAP)	$(2,979)	$(1,214)	$(2,986)	$(7,179)
Loss on disposition of land	4	—	—	4
Gain on involuntary conversion	—	—	(193)	(193)
Depreciation and amortization	16,092	16,259	15,137	47,488
FFO	13,117	15,045	11,958	40,120
Acquisition and transaction related fees and expenses	63	399	2,064	2,526
Amortization of mortgage premiums	(247)	(246)	(248)	(741)
Accretion of market lease and other intangibles, net	(759)	(727)	(908)	(2,394)
Mark-to-market adjustments	3	—	(2)	1
Straight-line rent	(603)	(569)	(567)	(1,739)
Fair value adjustment to contingent purchase price consideration	1,784	—	—	1,784
MFFO	$13,358	$13,902	$12,297	$39,557

Distributions

In September 2011, our board of directors authorized, and we declared, a distribution payable on a monthly basis to stockholders of record on each day at a rate equal to $0.0017534247 per day, which is equivalent to $0.64 per annum, per share of common stock. Distributions began to accrue on June 8, 2012, the date of our initial property acquisition. In March 2016, our board of directors ratified the existing distribution amount equivalent to $0.64 per annum, and, for calendar year 2016, affirmed a change to the daily distribution amount to $0.0017486339 per day per share of common stock, effective January 1, 2016, to reflect that 2016 is a leap year.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

During the nine months ended September 30, 2016, distributions paid to common stockholders totaled $47.2 million, inclusive of $22.0 million of distributions that were reinvested in additional shares of our common stock through our DRIP. During the nine months ended September 30, 2016, cash used to pay distributions was generated from cash flows from operations and proceeds received from common stock issued under the DRIP.
Appendix II-87

The following table shows the sources for the payment of distributions to common stockholders, including distributions on unvested restricted stock, for the period indicated:

	Three Months Ended						Nine Months Ended September 30, 2016
	March 31, 2016		June 30, 2016		September 30, 2016
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions	$15,505		$15,779		$15,923		$47,207
Source of distribution coverage:
Cash flows provided by operations	$12,028	77.6%	$7,524	47.7%	$10,637	66.8%	$30,189	64.0%
Proceeds from common stock issued through the DRIP	3,477	22.4%	8,255	52.3%	5,286	33.2%	17,018	36.0%
Total source of distribution coverage	$15,505	100.0%	$15,779	100.0%	$15,923	100.0%	$47,207	100.0%
Cash flows provided by operations (GAAP basis)	$13,613		$13,511		$14,625		$41,749
Net loss (in accordance with GAAP)	$(2,979)		$(1,214)		$(2,986)		$(7,179)

For the nine months ended September 30, 2016, cash flows provided by operations were $41.7 million. As shown in the table above, we funded distributions with cash flows provided by operations and proceeds received from common stock issued under the DRIP.

We may not generate sufficient cash flow from operations in 2016 to pay distributions at our current level and we may not generate sufficient cash flows from operations to pay future distributions. The amount of cash available for distributions is affected by many factors, such as rental income from acquired properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot give any assurance that future acquisitions of real properties, if any, will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing a distribution rate to stockholders.

If we do not generate sufficient cash flows from our operations, we expect to use a portion of our cash on hand to pay distributions. Historically, we have used proceeds received from common stock issued under the DRIP to fund a portion of our distributions. The DRIP was suspended on August 30, 2016. If these sources are insufficient, we may use other sources, such as from borrowings, advances from our Advisor, and our Advisor’s deferral, suspension or waiver of its fees and expense reimbursements, as to which it has no obligation, to fund distributions.

To the extent we pay distributions in excess of cash flows provided by operations, our stockholders’ investment may be adversely impacted. Since inception, our cumulative distributions have exceeded our cumulative FFO and our cash flows from operations.

Loan Obligations

The payment terms of certain of our mortgage loan obligations require principal and interest payments monthly, with all unpaid principal and interest due at maturity. Our loan agreements require us to comply with specific reporting covenants. As of September 30, 2016, we were in compliance with the financial covenants under our loan agreements.

Our Advisor may, with approval from our independent board of directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. Such short-term borrowings may be obtained from third parties on a case-by-case basis as acquisition opportunities present themselves. We view the use of short-term borrowings as an efficient and accretive means of acquiring real estate. As of September 30, 2016, our leverage ratio (total debt divided by total assets) was 34.7%.

Appendix II-88

Contractual Obligations

The following table reflects contractual debt obligations under our mortgage notes payable and Credit Facility as well as minimum base rental cash payments due for leasehold interests over the next five years and thereafter as of September 30, 2016:

(In thousands)	Total	October 1, 2016 to December 31, 2016	Years Ended December 31,		Thereafter
			2017 – 2018	2019 – 2020
Principal on gross mortgage notes payable	$128,121	$289	$65,224	$40,931	$21,677
Interest on mortgage notes payable	22,581	1,519	10,972	6,721	3,369
Credit Facility	304,000	—	304,000	—	—
Interest on Credit Facility	12,622	1,465	11,157	—	—
Ground lease rental payments due	11,622	127	1,038	1,081	9,376
	$478,946	$3,400	$392,391	$48,733	$34,422

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ended December 31, 2012. Commencing with such taxable year, we have been organized and have operated in a manner so that we qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. In order to continue to qualify for taxation as a REIT, we must, among other things, distribute annually at least 90% of our REIT taxable income to our stockholders (which does not equal net income as calculated in accordance with GAAP) determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our REIT taxable income that we distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and properties, as well as federal income and excise taxes on our undistributed income. Further, we have taxable REIT subsidiaries, which are set up to conduct activities that cannot otherwise be conducted by a REIT, and are subject to corporate income tax.

Inflation

Some of our leases with our tenants contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the term of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. However, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

Please see Note 11 — Related Party Transactions and Arrangements of the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix II-89

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of September 6, 2016

Among

AMERICAN FINANCE TRUST, INC.,

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.,

GENIE ACQUISITION, LLC,

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

and

AMERICAN REALTY CAPITAL RETAIL OPERATING PARTNERSHIP, L.P.

A-i

A-ii

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of September 6, 2016, among AMERICAN FINANCE TRUST, INC., a Maryland corporation (the “Parent”), AMERICAN FINANCE OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “Parent Operating Partnership”), GENIE ACQUISITION, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Parent (the “Merger Sub”), AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC., a Maryland corporation (the “Company”) and AMERICAN REALTY CAPITAL RETAIL OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “Company Operating Partnership”). Certain terms used herein shall have the meanings assigned to them in ARTICLE IX.

RECITALS

WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Company Operating Partnership and is the sole general partner of the Company Operating Partnership;

WHEREAS, the Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Parent Operating Partnership and is the sole general partner of the Parent Operating Partnership;

WHEREAS, the parties hereto wish to effect a business combination transaction in which (i) the Company will be merged with and into the Merger Sub, with the Merger Sub being the surviving entity in the merger (the “Merger”), and in which each outstanding share of capital stock, $0.01 par value per share (the “Company Share”), of the Company will be converted into the right to receive the Merger Consideration provided herein, and (ii) the Company Operating Partnership will be merged with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity (the “Partnership Merger” and together with the Merger, the “Mergers”) and in which each outstanding Company Partnership Unit will be converted into the right to receive, as applicable, Partnership GP Merger Consideration or Partnership OP Merger Consideration as provided herein;

WHEREAS, the board of directors of the Company (the “Company Board”), based on the unanimous recommendation of a special transaction committee thereof consisting solely of independent directors of the Company (“Company Special Committee”), has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company;

WHEREAS, the Company Board, based on the unanimous recommendation of the Company Special Committee, has directed that the Merger be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger;

WHEREAS, the board of directors of the Parent (the “Parent Board”), based on the unanimous recommendation of a special transaction committee thereof consisting solely of independent directors of the Parent (“Parent Special Committee”), has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Parent;

WHEREAS, the Parent Board has, based on the unanimous recommendation of the Parent Special Committee, directed that the Merger and the issuance of Parent Common Shares as part of the Merger Consideration be submitted for consideration at a meeting of the Parent’s stockholders and has resolved to recommend that the Parent’s stockholders vote to approve the Merger and such issuance;

WHEREAS, each of (i) the Company, in its capacity as the sole general partner of the Company Operating Partnership, and (ii) the Parent, in its capacity as the sole general partner of the Parent Operating Partnership, has separately adopted and approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Parent, in its capacity as the sole member of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has taken all actions required for the execution of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent and Parent Operating Partnership have entered into the Third Amended and Restated Advisory Agreement with American Finance Advisors, LLC (f/k/a American Realty Capital Advisors V, LLC) attached hereto as Exhibit E (the “Amended Advisory Agreement”), which Amended Advisory Agreement shall become effective immediately upon consummation of the Mergers;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Parent Partnership Agreement shall have been amended in the form attached hereto as Exhibit F (the “Amended Parent Partnership Agreement”), which Amended Parent Partnership Agreement shall become effective immediately upon consummation of the Partnership Merger; and

WHEREAS, the parties intend that for federal, and applicable state, income tax purposes (i) the Merger shall be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2g and for purposes of Sections 354 and 361 of the Code, and (ii) the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Parent Operating Partnership and the termination of the Company Operating Partnership.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

ARTICLE I
THE MERGERS

Section 1.1. The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into the Merger Sub, whereupon the separate existence of the Company shall cease, and the Merger Sub shall continue under the name “Genie Acquisition, LLC” as the surviving entity in the Merger (the “Surviving Company”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Company and the Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and the Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Company Operating Partnership shall be merged with and into the Parent Operating Partnership, whereupon the separate existence of the Company Operating Partnership shall cease, and the Parent Operating Partnership shall continue under its current name as the surviving entity in the Partnership Merger (the “Surviving Partnership”) and shall be governed by the laws of the State of Delaware. The Partnership Merger shall have the effects specified in the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Partnership shall possess all properties, rights, privileges, powers and franchises of the Company Operating Partnership, and all of the claims, obligations, liabilities, debts and duties of the Company Operating Partnership shall become the claims, obligations, liabilities, debts and duties of the Surviving Partnership.

Section 1.2. Closing.  The closing of the Mergers (the “Closing”) will take place at the offices of Pepper Hamilton LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018-1405 at 10:00 a.m., Eastern Time, no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions), or at such other place, time and date as shall be agreed in writing by the Company and the Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3. Effective Time.

(a) Prior to Closing, the parties to the Merger shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DLLCA, and (iii) make all other filings or recordings required under the MGCL or DLLCA to effect the Merger. The Articles of Merger and the Certificate of Merger shall specify that the Merger shall become effective at such time and on such date as the Merger Sub and the Company shall specify in the Articles of Merger and the Certificate of Merger (the time on the date that the Merger becomes effective being the “Effective Time”), it being understood that the parties to the Merger shall cause the Effective Time to occur on the Closing Date immediately prior to the Partnership Merger Effective Time.

(b) Prior to Closing, the parties to the Partnership Merger shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DRULPA and (ii) make all other filings or recordings required under the DRULPA to effect the Partnership Merger. The Partnership Certificate of Merger shall specify that the Partnership Merger shall become effective at such time and on such date as the Parent Operating Partnership and the Company Operating Partnership shall specify in the Partnership Certificate of Merger (the time on the date that the Partnership Merger becomes effective being the “Partnership Merger Effective Time”), it being understood that the parties to the Partnership Merger shall cause the Partnership Merger Effective Time to occur on the Closing Date immediately after the Effective Time.

(c) If the consummation of the Merger prior to the consummation of the Partnership Merger (and, therefore, the Effective Time occurring prior to the Partnership Merger Effective Time), as is contemplated by this Agreement, would cause any of the parties to incur a materially greater amount of Transfer Taxes than would be incurred if the Merger were consummated following the consummation of the Partnership Merger (and, therefore, if the Effective Time were to occur following the Partnership Merger Effective Time), then, notwithstanding anything in this Agreement to the contrary, and with the written consent of the Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the timing of the consummation of the Merger and Partnership Merger shall be re-ordered so that the Merger shall occur and be consummated following the consummation of the Partnership Merger (and, therefore, the Effective Time will occur following the Partnership Merger Effective Time).

Section 1.4. Effects of the Mergers.

(a) The Merger shall have the effects set forth in the DLLCA and MGCL.

(b) The Partnership Merger shall have the effects set forth in the DRULPA.

Section 1.5. Organizational Documents of the Surviving Company and the Surviving Partnership.  Subject to Section 5.9(c), at the Effective Time, the certificate of formation and limited liability company agreement of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement. At the Partnership Merger Effective Time, the Amended Parent Partnership Agreement will become effective automatically, and the certificate of limited partnership of the Parent Operating Partnership as in effect immediately prior to the Effective Time and the Amended Parent Partnership Agreement shall be the certificate of limited partnership and partnership agreement of the

Surviving Partnership, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of limited partnership and partnership agreement.

Section 1.6. Directors of the Parent.  The directors of the Parent immediately following the Effective Time shall not exceed six (6) directors and shall be as set forth on Exhibit A hereto. Each such director shall hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

Section 1.7. Management of the Surviving Company.  The Surviving Company shall be member-managed with the Parent as its sole member.

Section 1.8. Subsequent Actions.

(a) If at any time after the Effective Time, the Surviving Company shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Company shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Company or otherwise to carry out this Agreement.

(b) If at any time after the Partnership Merger Effective Time, the Surviving Partnership shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Partnership its right, title or interest in, to or under any of the rights or properties of the Company Operating Partnership acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the Partnership Merger or otherwise to carry out this Agreement, then the general partner(s) of the Surviving Partnership shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Partnership or otherwise to carry out this Agreement.

ARTICLE II
EFFECT OF THE MERGERS

Section 2.1. Effect of the Mergers.

(a) By virtue of the Merger and without any action on the part of the holder of any outstanding capital stock of or membership interests in the Company, the Parent or the Merger Sub:

(i) Merger.  At the Effective Time, each Company Share (including any Company Restricted Stock as provided under Section 2.1(d)(ii), Company Share issued upon exercise of a Company Stock Option pursuant to Section 2.1(d)(i) and fractional shares) issued and outstanding immediately prior to the Effective Time (other than the Company Shares to be cancelled pursuant to Section 2.1(a)(iii)) shall be converted into the right to receive (x) a number of Parent Common Shares equal to the Per Share Stock Amount (the “Stock Consideration”) and (y) cash from the Parent in an amount equal to the Per Share Cash Amount (the “Cash Consideration”). For purposes of this Agreement, “Merger Consideration” shall mean the aggregate of the Stock Consideration and the Cash Consideration.

(ii) Fractional Shares.  No fractional Parent Common Shares shall be issued with respect to the Merger. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a Parent Common Share multiplied by (b) $24.17 (the “Fractional Share Consideration”).

(iii) Cancellation of Shares.  Each Company Share (including any fractional Company Share), issued and outstanding immediately prior to the Effective Time that is owned by the Parent, the Merger Sub or any of their respective Subsidiaries shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) All Company Shares (including all shares of Company Restricted Stock, all Company Shares issued upon exercise of Company Stock Options pursuant to Section 2.1(d) and all fractional Company Shares) converted pursuant to Section 2.1(a)(i), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (including the Fractional Share Consideration) and any dividends or other distributions to which holders may be entitled in accordance with Section 2.2(e), without interest.

(b) Surviving Company.  By virtue of the Merger and without any action on the part of the holder thereof, the membership interests of the Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and constitute the only membership interests in the Surviving Company so that thereafter the Parent will be the sole member of the Surviving Company.

(c) Partnership Merger.  By virtue of the Partnership Merger and without any action on the part of the holders of Company Partnership Units or Parent Partnership Units:

(i) At the Partnership Merger Effective Time:  (I) each Company OP Unit (other than Company OP Units and Company GP Units held by the Company) issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into 0.424 validly issued Parent OP Units (the “Partnership OP Merger Consideration”); (II) each Company OP Unit and Company GP Unit held by the Company issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into 0.385 validly issued Parent OP Units (collectively, the “ Partnership GP Merger Consideration” and together with the Partnership OP Merger Consideration, the “Partnership Merger Consideration”); (III) each Company Class B Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be converted into the Partnership OP Merger Consideration; and (IV) the Company Special Limited Partnership Interest shall be redeemed in exchange for an amount in cash computed in accordance with the methodology used in the preparation of Exhibit G to this Agreement, which depicts the redemption price as $3,261,093 assuming the Effective Time occurred on June 30, 2016.

(ii) At the Partnership Merger Effective Time:  (I) the general partnership interest of the Parent Operating Partnership (designated in the Parent Partnership Agreement as “Parent GP Units”), all of which are owned by the Parent, shall remain issued and outstanding and constitute the only general partnership interest in the Surviving Partnership; (II) the Parent OP Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain issued and outstanding; (III) the Parent Special Limited Partnership Interest of the Parent Operating Partnership shall remain issued and outstanding and constitute the only special limited partnership interest in the Surviving Partnership; and (IV) the Parent Class B Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain issued and outstanding and constitute the only Parent Class B Units in the Surviving Partnership.

(d) Equity Awards.

(i) If any Company Stock Option is outstanding at any time after the date hereof, the Company Parties shall take all actions required to terminate (effective prior to the Effective Time) each outstanding Company Stock Option (whether or not vested) in accordance with the Company’s 2011 Stock Option Plan, including by providing timely notice of termination to each holder of a Company Stock Option. Any holder of a Company Stock Option shall, upon receipt of such termination notice, have the right to exercise such holder’s Company Stock Option in accordance with the Company’s 2011 Stock Option Plan, and if any such holder exercises its Company Stock Option to acquire Company Shares and pays the exercise price thereof, such holder shall be entitled to receive the Merger Consideration payable with respect to such Company Shares in accordance with the terms and conditions of this Agreement, including Section 2.1(a) (and if any Company Stock Option is outstanding at any time after the date hereof and any such Company Stock Option is not exercised prior to the Effective Time, such Company Stock Option shall be forfeited in accordance with the Company’s 2011 Stock Option Plan).

(ii) Immediately prior to the Effective Time, any then issued and outstanding shares of Company Restricted Stock shall become fully vested and the Company shall be entitled to deduct and withhold such number of Company Shares otherwise deliverable upon such acceleration to satisfy any applicable income and employment withholding Taxes. All Company Shares then outstanding as a result of the full vesting of the shares of Company Restricted Stock and the satisfaction of any applicable income and employment withholding Taxes shall have the right to receive the Merger Consideration in accordance with Section 2.1(a)(i) and the other terms and conditions of this Agreement.

(e) Certain Adjustments.

(i) If, before the Effective Time (and as permitted by ARTICLE IV), the outstanding Company Shares, the Company GP Units or Company OP Units shall have been changed into a different number of shares or units, or a different class of shares or units by reason of any stock or unit dividend, subdivision, reorganization, reclassification, recapitalization, stock or unit split, reverse stock or unit split, combination or exchange of shares or units, or any similar event shall have occurred, then the Merger Consideration or Partnership Merger Consideration, as applicable, shall be appropriately and proportionately adjusted to provide to the holders of Company Shares, the Company GP Units or Company OP Units, as applicable, the same economic effect as contemplated by this Agreement prior to such event.

(ii) If, before the Effective Time (and as permitted by ARTICLE IV), the outstanding Parent Common Shares or the Parent OP Units shall have been changed into a different number of shares or units, or a different class of shares or units by reason of any stock or unit dividend, subdivision, reorganization, reclassification, recapitalization, stock or unit split, reverse stock or unit split, combination or exchange of shares or units, or any similar event shall have occurred, then the Merger Consideration or Partnership Merger Consideration, as applicable, shall be appropriately and proportionately adjusted to provide to the holders of Company Shares, the Company GP Units or Company OP Units, as applicable, the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2. Exchange Procedures.

(a) Exchange Agent.  Prior to the Effective Time, the Parent shall appoint a bank or trust company, which shall be reasonably acceptable to the Company, to act as paying agent and exchange agent (the “Exchange Agent”) for the exchange of the issued and outstanding Company Shares for the Merger Consideration.

(b) Exchange Fund.  At or before the Effective Time, the Parent shall deposit or cause the Merger Sub to deposit, with the Exchange Agent (i) Parent Common Shares in book-entry form issuable pursuant to Section 2.1(a)(i) equal to the aggregate Stock Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the Cash Consideration, the Fractional Share Consideration, and any dividends or distributions to which holders of Company Shares may be entitled pursuant to Section 2.2(e) (such evidence of book-entry Parent Common Shares and cash amounts, the “Exchange Fund”), in each case for the benefit of the holders of Company Shares. Promptly after the Closing Date in accordance with the procedures set forth in Section 2.2(c), the Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any dividends or distributions to which holders of Company Shares may be entitled pursuant to Section 2.2(e), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(c) Exchange Procedures.

(i) As promptly as practicable after the Effective Time and in no event later than three (3) Business Days following the Effective Time, the Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of outstanding Company Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i): (A) a letter of transmittal (“Letter of Transmittal”), in customary form and with such other provisions as reasonably agreed upon by the Company and the Parent prior to the Effective Time, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to Company Shares represented by certificate (“Certificates”) or Company Shares registered in the transfer books of the Company in book-entry (“Book-Entry Shares”) shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of any Book-Entry Shares to the Exchange Agent; and (B) instructions for use in effecting the surrender of the Certificates or the transfer of Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon (A) surrender of a Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this ARTICLE II plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.1(a)(ii) and any amounts that such holder has the right to receive in respect of dividends or distributions to which holders of Company Shares may be entitled pursuant to Section 2.2(e), by mail or by wire transfer after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or “agent’s message” or other evidence, and the Certificate (or affidavit of loss in lieu thereof) so surrendered or the Book-Entry Share so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this ARTICLE II. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration or the Fractional Share Consideration payable upon the surrender of the Certificates or Book-Entry Shares and any dividends or distributions to which such holder may be entitled pursuant to Section 2.2(e).

(iii) In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate or Book-Entry Share surrendered or transferred in accordance with the procedures set forth in this Section 2.2 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or Book-Entry Share transferred, or shall have established to the reasonable satisfaction of the Parent that such Tax either has been paid or is not applicable.

(d) Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and income received with respect thereto and any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Shares) that remains undistributed to the former holders of Company Shares for twelve (12) months after the Effective Time shall be delivered to the Parent, upon demand, and any former holders of Company Shares prior to the Merger who have not theretofore complied with this ARTICLE II shall thereafter look only to the Parent and the Surviving Company (and only as general creditors thereof) for payment of the applicable Merger Consideration, subject to applicable abandoned property, escheat and other similar Laws.

(e) No Further Ownership Rights in Capital Stock of the Company.  The Merger Consideration (including the Fractional Share Consideration) issued upon exchange of the Company Shares in accordance with the terms of this ARTICLE II shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Shares, subject, however, to the obligation of the Surviving Company to pay, without interest and not more than 60 days following the Effective Time, any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on the Company Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and have not been paid prior to such exchange, and there shall be no further registration of transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.

(f) No Further Ownership Rights in Partnership Interest of the Company Operating Partnership.  The Partnership Merger Consideration issued upon conversion of the Company OP Units and Company GP Units in accordance with the terms of this ARTICLE II shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Partnership Units. At the Partnership Effective Time, the register of partnership interest holders of the Parent Operating Partnership shall be updated to reflect the issuance of Partnership Merger Consideration.

(g) No Liability.  None of the Company, the Merger Sub, the Parent, the Parent Operating Partnership, the Company Operating Partnership, the Surviving Company, the Surviving Partnership or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration and/or Partnership Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any public official shall, to the extent permitted by applicable Law, become the property of the Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Withholding Rights.  The Parent, the Merger Sub, the Parent Operating Partnership, the Surviving Company, the Surviving Partnership and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and/or the Partnership Merger Consideration otherwise payable pursuant to this Agreement such amounts as the Parent, the Merger Sub, the Parent Operating Partnership, the Surviving Company, the Surviving Partnership or the Exchange Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Parent, the Merger Sub, the Parent Operating Partnership, the Surviving Company, the Surviving Partnership or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent, the Merger Sub, the Parent Operating Partnership, the Surviving Company, the Surviving Partnership or the Exchange Agent, as applicable.

Section 2.3. Appraisal Rights.  No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 2.4. Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond in such reasonable and customary amount as the Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE II.

Section 2.5. Further Assurances.  If, at any time before or after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Effective Time or the Partnership Merger Effective Time, as applicable, then the Company, the Company Operating Partnership, the Parent, the Parent Operating Partnership, the Merger Sub, the Surviving Partnership and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1. Representations and Warranties of the Company.  Except (a) as disclosed in the Company Disclosure Letter, with numbering corresponding to the numbering of this Section 3.1 (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Company Disclosure Letter with respect to any Section or subsection of this Section 3.1 shall be deemed disclosed with respect to any other Section or subsection of this Section 3.1 to the extent the applicability of such disclosure is reasonably apparent (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any Contract, agreement, arrangement or understanding to which the Company or any of the Subsidiaries of the Company is a party exists or has actually occurred), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Section 3.1), the Company Parties jointly and severally represent and warrant to the Parent Parties as follows:

(a) Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operations or leasing of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Company Subsidiaries.  Schedule 3.1(b) of the Company Disclosure Letter sets forth each Subsidiary of the Company and each other corporate or non-corporate subsidiary in which the Company owns any direct or indirect voting, capital profits or other beneficial interest (“Other Company Subsidiary”), including a list of each Subsidiary of the Company or Other Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) its respective jurisdiction of formation, (ii) each owner and the respective amount of such owner’s equity interest in such Subsidiary, (iii) a list of each jurisdiction in which such Subsidiary is qualified or licensed to do business and each assumed name under which such Subsidiary conducts business in any jurisdiction, and (iv) the classification for federal income tax purposes of each such Subsidiary and, to the Knowledge of the Company, each Other Company Subsidiary. All the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Encumbrances, other than Permitted Liens, and, other than Permitted Liens, free of any preemptive rights or any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer, register or otherwise dispose of the shares). All equity interests in each Subsidiary of the Company that is a partnership, limited liability company or business trust are owned by the Company, by another Subsidiary of the Company, or by the Company and another Subsidiary of the Company, free and clear of all Encumbrances, other than Permitted Liens, and, other than Permitted Liens, free of any preemptive rights or any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer, register or otherwise dispose of the equity interests). There are no outstanding options, warrants or other rights to acquire ownership interests of or from any Subsidiary of the Company. Each Subsidiary of the Company that is a corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each Subsidiary of the Company that is a partnership, limited liability company or business trust is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Except for interests in the Subsidiaries of the Company and investments in short-term investment securities, neither the Company nor any Subsidiary of the Company owns directly or indirectly any capital stock or other interest (equity or debt) in any other Person.

(c) Capital Structure.  Schedule 3.1(c) of the Company Disclosure Letter sets forth a true and complete list as of the close of business on the Business Day prior to the date hereof (the “Measurement Date”) of (i) the authorized capital stock of the Company, (ii) the issued and outstanding shares of capital stock of the Company, (iii) the number of shares of capital stock of the Company reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company Stock Plans, (iv) the number of shares of capital stock of the Company available for grant under the Company Stock Plans and (v) the number of issued and outstanding Company Partnership Units. All outstanding shares of capital stock of the Company are, and all shares of capital stock reserved for issuance by the Company will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding shares of capital stock of the Company are subject to or were issued in violation of, and none of the shares of capital stock of the Company reserved for issuance by the Company will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, subject to or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. Schedule 3.1(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of all outstanding Company Stock Options and Company Restricted Stock under the Company Stock Plans, the number of shares of capital stock subject to each such option and outstanding Company Restricted Stock, the exercise price, date of grant and the names and of holders thereof. Each such option and Company Restricted Stock was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Stock Plans pursuant to which it was issued. As of the Measurement Date, except as set forth on Schedule 3.1(c) of the Company Disclosure Letter, no shares of capital stock or other voting or non-voting securities of the Company were issued, reserved for issuance or outstanding. Except (i) for the shares of capital stock and the options as set forth on Schedule 3.1(c) of the Company Disclosure Letter, and (ii) as otherwise permitted under Section 4.1, there are no outstanding securities, options, stock appreciation rights, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any Subsidiary of the Company is a party or by which such entity is bound, obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other securities or ownership interests of the Company or any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All dividends or distributions on securities of the Company or any Subsidiary of the Company that have been declared or authorized prior to the date of this Agreement have been paid in full. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of the Company may vote. There are no outstanding agreements to which the Company or any Subsidiary of the Company or any of their respective officers or directors is a party concerning the voting, sale, transfer or registration of any capital stock or other equity securities of the Company or any Subsidiary of the Company.

(d) Authority; Noncontravention; Consents.

(i) (A) Each of the Company and the Company Operating Partnership has the requisite corporate or limited partnership power and authority, as applicable, to enter into this Agreement and each of the Ancillary Agreements to which it is a party and, subject to receipt of the Company Shareholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by each of the Company and the Company Operating Partnership of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by each of the Company and the Company Operating Partnership of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and limited partnership action, as applicable, on the part of the Company and the Company Operating Partnership and, except for (x) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, and (y) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary, no other corporate or limited partnership proceedings on the part of the Company or the Company Operating Partnership, as applicable, are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby, subject to receipt of the Company Shareholder Approval. Each of the Company and the Company Operating Partnership has duly executed and delivered this Agreement and each of the Ancillary Agreements to which it is a party and, assuming due authorization, execution and delivery by each of the Parent, the Merger Sub and the Parent Operating Partnership, constitutes a legally valid and binding obligation of each of the Company and the Company Operating Partnership, enforceable against the Company and the Company Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(B) The Company Special Committee, at a meeting duly called and held, has, upon the unanimous vote of all its members, recommended that the Company Board approve this Agreement and the Ancillary Agreements to which the Company and Company Operating Partnership are a party and determined that the transactions contemplated hereby and thereby, including the Mergers, are advisable and in the best interests of the Company. The Company Board, based on the unanimous recommendation of the Company Special Committee, has (x) determined that the transactions contemplated by this Agreement and the Ancillary Agreements, including the Mergers, are advisable and in the best interests of the Company and are fair and reasonable to the Company and on terms not less favorable to the Company than those available from unaffiliated third parties and (y) directed that the Merger be submitted to a vote by the Company’s shareholders with the Company Board’s recommendation that the Company’s shareholders approve the Merger. As of the date hereof, the Company Board has not subsequently rescinded or modified, in any way, its determinations and approvals discussed above. In addition, the Company Special Committee has, at a meeting duly called and held, by unanimous vote of all its members, recommended that the Company Board approve, and the Company Board (based on the unanimous recommendation of the Company Special Committee) has approved, the Company Specified Charter Amendments, and the Company Board has determined the Specified Charter Amendments to be advisable, and directed that the Company Specified Charter Amendments be submitted to a vote by the Company’s shareholders with the Company Board’s recommendation that the Company’s shareholders approve the Company Specified Charter Amendments.

(ii) Except as set forth on Schedule 3.1(d)(ii) of the Company Disclosure Letter, the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by each of the Company and the Company Operating Partnership do not, and the consummation of the transactions contemplated hereby and thereby and compliance by it with the provisions of this Agreement and the Ancillary Agreements to which it is a party will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or require any consent, approval or notice under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any Subsidiary of the Company under, or result in the triggering of any payments pursuant to, (A) the Company Organizational Documents, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease, franchise agreement, license agreement, Permit, Contract or other agreement or instrument applicable to the Company or any Subsidiary of the Company or their respective properties or assets, or (C) subject to compliance with the governmental filings and other matters referred to in Section 3.1(d)(iii), any Laws applicable to the Company or any Subsidiary of the Company, or their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(iii) No material consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, administrative or regulatory agency or commission, governmental arbitrator or other governmental authority, instrumentality or agency, domestic or foreign (a “Governmental Entity”), is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement and the Ancillary Agreements by the Company or the Company Operating Partnership or the consummation by any of the Company or the Company Operating Partnership of any of the transactions contemplated hereby and thereby, except for (A) the filings with the Securities and Exchange Commission (the “SEC”) of (1) a preliminary and definitive Joint Proxy Statement relating to the Company Shareholder Meeting and the Parent Shareholder Meeting and of a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and (2) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Mergers and the other transactions contemplated by this Agreement, (B) the filing of Articles of Merger with the SDAT, (C) the filing of the Certificate of Merger with the Delaware Secretary, (D) such filings with Governmental Entities to satisfy the applicable requirements of the Laws of states in which the Company and any Subsidiary of the Company are qualified or licensed to do business, as set forth on Schedule 3.1(d)(iii) of the Company Disclosure Letter, (E) approval from the New York Stock Exchange (“NYSE”) authorizing the listing of the Parent Common Shares to be issued pursuant to Merger, and (F) such other consents, approvals, orders, authorizations, registrations, declarations and filings (1) as are set forth on Schedule 3.1(d)(iii) of the Company Disclosure Letter or (2) which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) SEC Documents; Financial Statements.

(i) The Company has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Company since January 1, 2014 (as amended through the date hereof, the “Company SEC Documents”). All of the Company SEC Documents (other than preliminary material), as of their respective filing dates, were prepared in all material respects in accordance with, and complied in all material respects with, all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, at the time of filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Company SEC Documents later filed by the Company. The Company does not have any outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The Company has made available to the Parent copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries of the Company, on the other hand, since January 1, 2014 through the date of this Agreement. At all applicable times, the Company has complied in all material respects with the applicable certification requirements in Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated thereunder, as amended from time to time (the “Sarbanes-Oxley Act”).

(ii) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its Subsidiaries included or incorporated by reference in the Company SEC Documents (including, in each case, any notes or schedules thereto) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited interim financial statements, as permitted by Forms 10-Q or 8-K of the SEC) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries taken as a whole as of the dates thereof and consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim financial statements, to the absence of notes and normal year-end adjustments). The books of account and other financial records of the Company and its Subsidiaries are accurately reflected in all material respects in the financial statements included in the Company SEC Documents. The Company has no Subsidiary which is not consolidated for accounting purposes.

(iii) There are no material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s or any Subsidiary of the Company’s ability to record, process, summarize and report financial data, other than as publicly disclosed in the Company SEC Documents. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to provide reasonable assurances that material information relating to the Company, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer. The Company has evaluated the effectiveness of its disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Documents that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. To the Knowledge of the Company Parties, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any Subsidiary of the Company has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act).

(iv) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or its Subsidiaries’ published financial statements or any of the Company SEC Documents.

(f) Absence of Certain Changes or Events.  Except as disclosed in the Company SEC Documents or on Schedule 3.1(f) of the Company Disclosure Letter, since December 31, 2015 (the “Financial Statement Date”) and through the date of this Agreement, and except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practices and there has not been a Company Material Adverse Effect, nor has there been any occurrence or circumstance that, individually or in the aggregate, has had, or would with the passage of time reasonably be expected to result in, a Company Material Adverse Effect, and (ii) other than in the ordinary course of business consistent with past practice, none of the Company or any of its Subsidiaries have taken any action that, if taken after the date hereof, would be in violation of Section 4.1.

(g) Litigation.  Except as disclosed on Schedule 3.1(g) of the Company Disclosure Letter, there is no pending or, to the Knowledge of the Company Parties, threatened material Legal Action or material investigation pending by a Governmental Entity against or affecting (i) the Company or any Subsidiary of the Company or any asset of the Company or any asset of any Subsidiary of the Company or (ii) any director, officer or employee of the Company or any Subsidiary of the Company or other Person for whom the Company or any Subsidiary of the Company may be liable, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company, other than any such Legal Action that does not (X) involve an amount in controversy in excess of $1,500,000 or (Y) seek material injunctive or other material non-monetary relief. Other than pursuant to the Company Organizational Documents or otherwise set forth on Schedule 3.1(g), no Contract between the Company or any Subsidiary of the Company, on the one hand, and any current or former director, officer, employee or shareholder (or equivalent interest holder) of the Company or any Subsidiary of the Company, on the other hand, exists that provides for indemnification.

(h) Taxes.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each Subsidiary of the Company have timely filed all U.S. federal and other material Tax Returns and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). All such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company has requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed. The Company and each Subsidiary of the Company have paid (or the Company has paid on their behalf), within the time and manner prescribed by Law, all material Taxes due and payable by them (whether or not shown on such Tax Returns). The most recent financial statements contained in the Company SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve for accrued liabilities or expenses for all Taxes due and payable by the Company and its Subsidiaries as a group for all taxable periods and portions thereof through the date of such financial statements. The Company and its Subsidiaries (as a group) have established on their books and records (which may, but are not required to, be reflected only on the books and records of the Company) reserves or accrued liabilities or expenses that are adequate for the payment of all material Taxes for which the Company or any Subsidiary of the Company is liable but which are not yet due and payable. The Company has incurred no liability for any Taxes under Sections 857(b), 860(c) or 4981 of the Code or Treasury Regulation Sections 1.337(d)-5, 1.337(d)-6 or 1.337(d)-7, including, without limitation, any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code and the excise tax on redetermined rents, redetermined deductions, redetermined TRS service income, and excess interest under Section 857(b)(7) of the Code; and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sale of property. To the Knowledge of the Company Parties, no event has occurred, and no condition or circumstances exists, which presents a material risk that any Tax described in the preceding sentences will be imposed on the Company or any Subsidiary of the Company. No deficiencies for Taxes have been assessed in writing by a Governmental Entity against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. In the last three (3) years, no written claim has been proposed by any Governmental Entity in any jurisdiction where the Company or any Subsidiary of the Company do not file Tax Returns that the Company or any Subsidiary of the Company is or may be subject to Tax by such jurisdiction.

(ii) The Company (A) for all of its taxable years beginning with the taxable year ended December 31, 2012 through the most recent December 31, has been subject to taxation as a real estate investment trust under the Code within the meaning of Section 856 of the Code (“REIT”) and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate through to the Effective Time of the Merger, in such a manner as to enable the Company to qualify as a REIT for its taxable year that will end with the Merger, and (C) has not taken or omitted to take any action which could reasonably be expected to result in a challenge by the Internal Revenue Service (“IRS”) to its status as a REIT, and, to the Knowledge of the Company Parties, no such challenge is pending or threatened in writing. Each Subsidiary of the Company or Other Company Subsidiary that files Tax Returns as a partnership (or as a disregarded entity), for U.S. federal income tax purposes has, since inception, been classified for federal income tax purposes as a partnership (or as a disregarded entity) and not as a corporation or as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. Each Subsidiary of the Company or Other Company Subsidiary that is a corporation has been, since its formation, classified as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT.

(iii) Neither the Company nor any Subsidiary of the Company is a party to any material pending action or proceeding, including any audit or contest, by any Governmental Entity with regard to Taxes or Tax Returns of the Company or any Subsidiary of the Company.

(iv) Neither the Company nor any Subsidiary of the Company holds any asset the disposition of which, if occurring in a fully taxable transaction immediately following the Closing, would be subject to (or to rules similar to) Section 337(d) or 1374 of the Code or the regulations thereunder (assuming for this purpose that the “recognition period,” as defined in Section 1374, is in all cases 5 years), nor has it disposed of any such asset during its current taxable year.

(v) Neither the Company nor any Subsidiary of the Company (A) is or has been at any time a member of an affiliated consolidated, combined or unitary group (other than a group the common parent of which is the Company or a directly or indirectly wholly owned Subsidiary of the Company) and (B) has any liability for the Taxes of any other Person other than the Company and such Subsidiaries of the Company under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract (other than Contracts entered into in the ordinary course of business the principal purpose of which is unrelated to Tax), or otherwise.

(vi) Neither the Company nor any Subsidiary of the Company has participated in, or otherwise made a filing with respect to, any “listed transaction” within the meaning of Treasury Regulations §1.6011-4(b)(2).

(vii) None of the Company or any Subsidiary of the Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date, or (F) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code the election of which was made on or prior to the Closing Date, in the case of (A), (C), (D), (E), and (F) outside of the ordinary course of business.

(viii) The Company does not have any earnings and profits attributable to the Company or any other corporation for any non-REIT year within the meaning of Section 857 of the Code.

(ix) Neither the Company nor any Subsidiary of the Company has made any payments, or is obligated to make any payments, or is a party to an agreement that could obligate it to make any payments that will not be deductible under Section 280G of the Code.

(x) Neither the Company nor its Subsidiaries is or has been a party to any Tax allocation or sharing agreement or similar agreement or arrangement (other than any agreement or arrangement either solely between the Company and any Subsidiary of the Company, solely between or among any two or more

Subsidiaries of the Company, or with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes) pursuant to which it will have any obligation to make any payments after the Closing.

(xi) There are no Tax Protection Agreements for the Company or any Subsidiary of the Company currently in force or otherwise binding upon the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has any current and outstanding Liability under any Tax Protection Agreement, and no Person has raised, or, to the Knowledge of the Company Parties, threatened to raise, a material claim against the Company or any Subsidiary of the Company under any Tax Protection Agreement.

(xii) To the Knowledge of the Company Parties, all Taxes that the Company or its Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use taxes, and withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3402, and 1471 through 1474 of the Code or similar provisions under any foreign Laws, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities or, if not yet due, are held in separate bank accounts for such purpose. There are no material Encumbrances for Taxes upon the assets of the Company or its Subsidiaries except for statutory Encumbrances for Taxes not yet due.

(xiii) Within the past two (2) years, none of the Company or any of its Subsidiaries has either been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code or in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(xiv) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i) Related Party Transactions.  Schedule 3.1(i) of the Company Disclosure Letter sets forth a complete list as of the date hereof of all agreements, contracts and arrangements between the Company and any Subsidiary of the Company, on the one hand, and the Company’s Sponsor, Advisor or Affiliates of the Sponsor or Advisor, on the other hand. Except as set forth on Schedule 3.1(i) of the Company Disclosure Letter, there is no (i) loan outstanding from or to any employee, officer or director of the Company or any Subsidiary of the Company, (ii) employment or severance Contract or other arrangement with respect to severance with respect to any employee, officer or director of the Company or any Subsidiary of the Company, or (iii) any agreement to appoint or nominate any Person as a director of the Company or any Subsidiary of the Company. Except for compensation, benefits and advances received in the ordinary course of business by employees, directors or consultants of the Company or its Subsidiaries or as otherwise set forth on Schedule 3.1(i) of the Company Disclosure Letter, there are no arrangements or Contracts in effect as of the date hereof between the Company or any of its Subsidiaries, on the one hand, and any Person who is (i) an officer, director or Affiliate of the Company or any Subsidiary of the Company, (ii) Sponsor or an Affiliate of Sponsor, or any other Person in which Sponsor or any Affiliate of Sponsor owns an equity interest, or any officer, director or employee of the foregoing, (iii) any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of the foregoing, (iv) a record or beneficial owner of 5% or more of the voting securities of the Company, (v) an associate (as defined in Rule 12b-2 under the Exchange Act) of the foregoing or (vi) an entity of which any of the foregoing is an Affiliate, on the other hand. True and materially complete copies of all such documents have been made available to the Parent prior to the date hereof and each such document is listed on Schedule 3.1(i) of the Company Disclosure Letter.

(j) Opinion of Financial Advisor; No Brokers.  The financial advisor identified on Schedule 3.1(j) of the Company Disclosure Letter has delivered its opinion, addressed to the Company Special Committee, to the effect that, as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, the aggregate consideration to be received by the holders of Company Shares (other than the Parent, the Merger Sub or any of their respective affiliates) in the Merger pursuant to this Agreement is fair to such holders from a financial point of view. It is agreed and understood that such opinion is for the Company Special Committee and may not be relied upon by the Parent, the Merger Sub or any of their respective Affiliates. The Company will provide to the Parent, solely for informational purposes, a photocopy of the written version of the opinion described in this Section 3.1(j) after receipt thereof by the Company. Except for the financial advisor identified on Schedule 3.1(j) of the Company Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

(k) Permits; Compliance with Laws.

(i) The Company and its Subsidiaries, or the management companies for the Company Properties, own or possess all franchises, grants, easements, consents, certificates, permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) necessary for the Company and its Subsidiaries to own, lease and operate the properties and assets of the Company and its Subsidiaries or to carry on the business of the Company and its Subsidiaries as it is now being conducted by the Company and its Subsidiaries, except where the failure to have such Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. All such Permits are in full force and effect, except for such failure to be in full force and effect as would not, individually and in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company has received notice that any suspension, modification or revocation of any Permit is pending or, to the Knowledge of the Company Parties, threatened nor, to the Knowledge of the Company Parties, do grounds exist for any such action, except for such suspensions, modifications or revocations as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries has violated or failed to comply with any such Permit, or any Law, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except for violations and failures to comply that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(iii) To the Knowledge of the Company Parties, neither the Company nor any Subsidiary of the Company nor any director, officer, agent or employee of the Company or any Subsidiary of the Company or any other Person on behalf of the Company or any Subsidiary of the Company has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or other U.S. anti-corruption laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or other U.S. anti-corruption laws.

(l) Contracts.

(i) Schedule 3.1(l)(i) of the Company Disclosure Letter contains a list of the following Contracts to which the Company or any Subsidiary of the Company is a party or by which their respective assets are subject to, in each case, as of the date hereof:

(A) any lease, sublease, license or occupancy agreement of real property providing for annual rentals of $1,500,000 or more (the “Material Company Leases”);

(B) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, which is not a wholly-owned Subsidiary of the Company;

(C) any Contract relating to indebtedness for borrowed money (including guarantees) or pursuant to which any property or asset of the Company or any Subsidiary of the Company is mortgaged, pledged or otherwise subject to an Encumbrance, in each case in excess of $1,500,000, other than (x) accounts receivables and payables and (y) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(D) any Contract with current or ongoing obligations (as to the Company) currently required to be filed as an exhibit to the Annual Report of the Company on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(E) any Contract that purports to limit in any material respect the right of the Company or its Subsidiaries (1) to engage in any line of business, or (2) to compete with any Person or operate in any location;

(F) any Contract providing for the sale or exchange of, or option, right of first refusal or offer, or similar right, to sell or exchange, any of the Company Properties, or for the purchase or exchange of, or option, right of first refusal or offer, or similar right to purchase or exchange, any real estate entered into in the past two (2) years or in respect of which the applicable transaction has not yet been consummated;

(G) any Contract entered into in the past two (2) years in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (F) of this Section 3.1(l)(i)) or capital stock or other equity interests of another Person for aggregate consideration in excess of $1,500,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;

(H) any Contract pursuant to which the Company or any Subsidiary of the Company manages any real property or pursuant to which any other Person manages any real property owned by the Company or any Subsidiary of the Company pursuant to an agreement with the Company or any Subsidiary of the Company, on the one hand, and such other Person, on the other hand;

(I) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Company Properties, under which the Company or any Subsidiary of the Company has, or expects to incur, an obligation in excess of $1,500,000 in the aggregate that has not been satisfied as of the date hereof;

(J) any Contract under which the Company or any Subsidiary of the Company has continuing indemnification obligations relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or the payment of an amount, in any such case, having a value of more than $1,500,000 in the aggregate;

(K) any Contract that provides for any unpaid settlement or proposed settlement of any Legal Action in which the amount to be paid in settlement is in excess of $1,500,000;

(L) any Contract that provides for a guarantee in an amount in excess of $1,500,000 of the obligations of any Person that is not the Company or any Subsidiary of the Company, other than any Contract providing for indemnification of Persons pursuant to Contracts entered into in the ordinary course of business; and

(M) any Contract (other than Contracts referenced in clauses (A) through (L) of this Section 3.1(l)(i)) that, by its terms, calls for payments by or Liability of the Company or any Subsidiary of the Company in excess of $1,500,000 other than any Contract under this clause (M) that, by its terms, is terminable within six (6) months of this Agreement (without termination fee or penalty).

The Contracts described in clauses (A) through (M), including those required to be identified on Schedule 3.1(l)(i) of the Company Disclosure Letter and the Company Management Agreement Documents, in each case together with all exhibits and schedules thereto, are referred to as the “Company Material Contracts.”

(ii) Except for such breaches and defaults as would not, individually or in the aggregate, have a Company Material Adverse Effect, (A) neither the Company nor any Subsidiary of the Company is and, to the Knowledge of the Company Parties, no other party is in breach or violation of, or default under, any Company Material Contract and (B) none of the Company or any of its Subsidiaries has received any written claim of default under any such Company Material Contract. To the Knowledge of the Company Parties, each Company Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to the Parent true and complete copies of all Company Material Contracts, including any amendments or supplements thereto.

(m) Environmental Matters.

(i) The Company and each Subsidiary of the Company has obtained all Permits from Governmental Entities which are required in respect of its business, operations, assets or properties under any applicable Environmental Laws and the Company and each Subsidiary of the Company is in compliance with the terms and conditions of all such Permits and with any applicable Environmental Laws, except where failure to be in compliance would not, individually or in the aggregate, have a Company Material Adverse Effect, and there are no past or present actions, activities, circumstances, conditions, events or incidents that may prevent or interfere with such compliance in all material respects in the future;

(ii) there is no Environmental Claim pending or threatened against the Company or any Subsidiary of the Company or, to the Knowledge of the Company Parties, against any Person whose Liability for any Environmental Claim the Company or any Subsidiary of the Company has or may have retained or assumed either contractually or by operation of Law, except for such Environmental Claims that would not, individually or in the aggregate, have a Company Material Adverse Effect;

(iii) neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company Parties, any other Person has placed, stored, deposited, discharged, buried, dumped, disposed of or released any Hazardous Substances produced by, or resulting from any of the Company’s or any of the Company’s Subsidiaries’ operations, at any Company Properties, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company and the Subsidiaries of the Company (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws), and except as would not, individually or in the aggregate, have a Company Material Adverse Effect; and

(iv) neither the Company nor any Subsidiary of the Company has entered into or agreed to any consent decree or order or is subject to any outstanding judgment, decree or judicial order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances with any Governmental Entity, and, to the Knowledge of the Company Parties, no investigation, litigation or other proceeding is pending or threatened with respect thereto. For purposes of this Agreement, “Hazardous Substance” shall mean any element, pollutant, contaminant, waste, compound, substance or material of any nature whatsoever (including, without limitation, any product) that is listed, classified, defined in or regulated pursuant to any Environmental Law or the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law, including, without limitation, any petroleum and petroleum derivatives, by-product or additive (including crude oil and any fraction thereof), asbestos, radon gas, urea formaldehyde, asbestos or asbestos-containing material, lead or lead-based paints or materials, pesticides, polychlorinated biphenyls, radioactive materials, toxic mold, volatile organic compound or hazardous air pollutant. To the Knowledge of the Company Parties, the Company has made available to the Parent true and complete copies of all environmental reports and audits that are within the possession of the Company or within the possession or control of its Subsidiaries as of the date hereof, and to the Knowledge of the Company Parties, no other environmental reports or audits exist with respect to the Company, any Subsidiary of the Company or any Company Property.

(n) The Company Properties.

(i) Schedule 3.1(n)(i) (Part I) of the Company Disclosure Letter lists each parcel of real property currently owned or leased (as lessee, lessor, sublessee or sublessor), including ground leased, by the Company or any Subsidiary of the Company as of the date hereof, and sets forth the Company or applicable Subsidiary of the Company owning such property (the “Company Properties”). Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports), copies of which policies and reports were made available for review to the Parent: (A) the Company or a Subsidiary of the Company owns fee simple title or leasehold title (as applicable) to the Company Properties, free and clear of pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), other than Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has received written notice of any violation of any Law affecting any portion of any of the Company Properties issued by any Governmental Entity; and (C) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the Company Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas. Schedule 3.1(n)(i) (Part II) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under a binding Contract by the Company or a Subsidiary of the Company for purchase or which is required under a binding Contract to be leased or subleased by the Company or a Subsidiary of the Company after the date of this Agreement.

(ii) Schedule 3.1(n)(ii) of the Company Disclosure Letter lists each management agreement in effect as of the date hereof pursuant to which any third party manages or operates any of the Company Properties on behalf of the Company or any Subsidiary of the Company pursuant to an agreement between such Person, on the one hand, and the Company or any Subsidiary of the Company, on the other hand, and describes the property that is subject to such management agreement, the Company or applicable Subsidiary of the Company that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the Company or applicable Subsidiary of the Company and relating thereto (collectively, the “Company Management Agreement Documents”). True, correct and complete copies of all Company Management Agreement Documents have been made available to the Parent. Each Company Management Agreement Document is valid, binding and in full force and effect as against the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company Parties, as against the other party thereto. As of the date hereof, neither the Company nor any Subsidiary of the Company owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

(iii) The Company has not received written notice of, nor does the Company have any Knowledge of, any latent defects or adverse physical conditions affecting any of the Company Properties or the improvements thereon, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(iv) True and complete in all material respects copies of (i) the Material Company Leases, in each case in effect as of the date hereof, have been made available to the Parent. Except as set forth on Schedule 3.1(n)(iv) of the Company Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (1) neither the Company nor any Subsidiary of the Company is and, to the Knowledge of the Company Parties on the date hereof, no other party is in breach or violation of, or default under, any Material Company Lease, (2) neither the Company nor any Subsidiary of the Company is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable (other than payment of first or last month’s rent), and (3) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or any Subsidiary of the Company and, to the Knowledge of the Company Parties, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Subsidiary of the Company is party to any oral Company Lease.

(o) Personal Property.  The Company and each Subsidiary of the Company have good and marketable title to, or a valid and enforceable leasehold interest in, all personal assets owned by the Company or each Subsidiary of the Company (as applicable). Neither the Company’s nor its Subsidiaries’ ownership of any such personal property is subject to any Encumbrances, other than Permitted Liens.

(p) Insurance.  With respect to each material insurance policy owned or held by the Company or any Subsidiary of the Company, to the Knowledge of the Company Parties, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect; (ii) neither the Company nor any Subsidiary of the Company is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date hereof, no notice of cancellation or termination has been received, in each case, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries maintain policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations to the extent customary in the industry in which they operate, and no such policies will terminate as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

(q) Information Supplied.  None of the information contained in the Joint Proxy Statement related to the Company or any Subsidiary of the Company or that is provided by the Company or any Subsidiary of the Company for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will (i) in the case of the Form S-4, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) in the case of the Joint Proxy Statement, at the time of the mailing thereof or at the time the Company Shareholder Meeting is held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (iii) with respect to any other document to be filed by the Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to the Company, its officers and directors and the Subsidiaries of the Company) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.1(q), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4, the Joint Proxy Statement or any other document to be filed by the Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement that were not supplied by or on behalf of the Company or the Subsidiaries of the Company.

(r) Books and Records.

(i) The books of account and other financial records of the Company and each Subsidiary of the Company are in all material respects true, complete and correct, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Company SEC Documents.

(ii) The Company has made available to the Parent true, correct and complete copies of the Company Organizational Documents. Neither the Company nor any Subsidiary of the Company is, nor has the Company or any Subsidiary of the Company been, in violation of any of the Company Organizational Documents applicable to it in any material respect.

(s) Labor Matters.  Neither the Company nor any Subsidiary of the Company has, or has ever had, any employees.

(t) Vote Required.  The only vote of the holders of any class or series of the Company’s capital stock necessary (under applicable Law, this Agreement or otherwise) to approve the Company Specified Charter Amendments is the affirmative vote of a majority of all the votes entitled to be cast by holders of Company Shares. Assuming the Company Specified Charter Amendment Approval is obtained and the Company Specified Charter Amendments are effective prior to the Effective Time, the only vote of the holders of any class or series of the Company’s capital stock necessary (under applicable Law, this Agreement or otherwise) to approve the Merger, this Agreement, the Ancillary Agreements and the other transactions contemplated hereby and thereby is the Company Shareholder Approval. The consent of the Company, as the sole general partner of the Company Operating Partnership, is the only vote of partners of the Company Operating Partnership necessary to adopt and approve this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

(u) No Undisclosed Material Liabilities.  Except as set forth on Schedule 3.1(u) of the Company Disclosure Letter or as disclosed in the Company SEC Documents, there are no Liabilities of the Company or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than: (i) Liabilities reserved for on the most recent balance sheet contained in the audited financial statements of the Company for the period ended December 31, 2015; (ii) Liabilities incurred in the ordinary course of business consistent with past practice of the Company subsequent to December 31, 2015 and (iii) such other Liabilities as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(v) Intellectual Property.  To the Knowledge of the Company Parties (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any other Person, and no claim has been asserted against the Company or any Subsidiary of the Company that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any other Person, except for any such infringement, misappropriation or claim that would not, individually or in the aggregate, have a Company Material Adverse Effect; and (ii) the Company or a Subsidiary of the Company owns or is licensed to use or otherwise has the right to use all Intellectual Property as currently used in, and as necessary to conduct the operation of its respective business, in accordance with the terms of any applicable license agreement, except where the failure to possess or have adequate rights to use such properties would not, individually or in the aggregate, have a Company Material Adverse Effect.

(w) Benefit Plans; ERISA Compliance.

(i) Other than the Company Stock Plans, neither the Company nor any Subsidiary of the Company has any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, arrangement or understanding (whether or not legally binding), including any “employee benefit plans,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), providing benefits to any current or former employee, officer or director of the Company or any Subsidiary of the Company or any Person affiliated with the Company under Section 414(b), (c), (m) or (o) of the Code.

(ii) No director, officer or employee of the Company will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) as a result of consummation of the transactions contemplated by this Agreement.

(iii) No stock option granted by the Company under the Company Stock Plans (whether currently outstanding or previously exercised) has been granted with an exercise price that is less than the fair market value of the underlying stock on the date of grant, and no such stock option has been or would be, as applicable, subject to any Tax, penalty or interest under Section 409A of the Code.

(x) Antitakeover Statutes.  The Company and the Company Board (based on the unanimous recommendation of the Company Special Committee) have taken all action required to be taken by them to exempt this Agreement, the Mergers and the transactions contemplated hereby and thereby from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover Laws and regulations of any state.

(y) Hart-Scott-Rodino Antitrust Improvements Act.  In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 3.2(z), the Mergers and the transactions contemplated by this Agreement are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because (i) the Company is a REIT and (ii) the Company Board has determined that the aggregate fair market value of the non-exempt assets of the Parent and the entities controlled by the Company is less than $78.2 million.

(z) No Other Representations or Warranties.  Except for the representations or warranties expressly set forth in this Section 3.1, neither any Company Party nor any other Person on behalf of any Company Party has made, and each of the Parent Parties specifically disclaims that it is relying or has relied upon, any representation or warranty, expressed or implied, with respect to the Company or the Subsidiaries of the Company, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or the Subsidiaries of the Company. In particular, without limiting the foregoing disclaimer, neither any Company Party nor any other Person makes or has made, and each of the Parent Parties specifically disclaims that it is relying or has relied upon, any representation or warranty to the Parent, the Merger Sub or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Company Parties in this Section 3.1, any oral or written information presented to the Parent, the Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence of the Company, the negotiation of this Agreement and the Ancillary Agreements to which it is a party or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, each of the Company and the Company Operating Partnership acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to the Parent Parties whatsoever, express or implied, beyond those expressly given by the Parent Parties in Section 3.2, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Parent Parties furnished or made available to the Company Parties or any of their Representatives.

Section 3.2. Representations and Warranties of the Parent and the Merger Sub.  Except (a) as disclosed in the Parent Disclosure Letter, with numbering corresponding to the numbering of this Section 3.2 (it being acknowledged and agreed that disclosure of any item in any Section or subsection of the Parent Disclosure Letter with respect to any Section or subsection of this Section 3.2 shall be deemed disclosed with respect to any other Section or subsection of this Section 3.2 to the extent the applicability of such disclosure is reasonably apparent (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of the Parent or the Merger Sub made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any Contract, agreement, arrangement or understanding to which the Parent, the Merger Sub or any of the Subsidiaries of the Parent is a party exists or has actually occurred), or (b) as disclosed in the Parent SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Section 3.2), the Parent Parties jointly and severally represent and warrant to the Company Parties as follows:

(a) Organization, Standing and Power.  The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to operate its assets and properties and to carry on its business as it is now being conducted. The Merger Sub is a limited liability company formed, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to operate its assets and properties and carry on its business as it is now being conducted. Each of the Parent and the Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operations or leasing of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby.

(b) Parent Subsidiaries.  Schedule 3.2(b) of the Parent Disclosure Letter sets forth each Subsidiary of the Parent and each other corporate or non-corporate subsidiary in which the Parent owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Parent Subsidiary”), including a list of each Subsidiary of the Parent or Other Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) its respective jurisdiction of formation, (ii) each owner and the respective amount of such owner’s equity interest in such Subsidiary, (iii) a list of each jurisdiction in which such Subsidiary is qualified or licensed to do business and each assumed name under which such Subsidiary conducts business in any jurisdiction, and (iv) the classification for federal income tax purposes of each such Subsidiary and, to the Knowledge of the Parent, each Other Parent Subsidiary. All the outstanding shares of capital stock of each Subsidiary of the Parent that is a corporation have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Parent, by another Subsidiary of the Parent or by the Parent and another Subsidiary of the Parent, free and clear of all Encumbrances, other than Permitted Liens, and, other than Permitted Liens, free of any preemptive rights or any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer, register or otherwise dispose of the shares). All equity interests in each Subsidiary of the Parent that is a partnership, limited liability company or business trust are owned by the Parent, by another Subsidiary of the Parent, or by the Parent and another Subsidiary of the Parent, free and clear of all Encumbrances, other than Permitted Liens, and, other than Permitted Liens, free of any preemptive rights or any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer, register or otherwise dispose of the equity interests). There are no outstanding options, warrants or other rights to acquire ownership interests of or from any Subsidiary of the Parent. Each Subsidiary of the Parent that is a corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each Subsidiary of the Parent that is a partnership, limited liability company or business trust is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted. Each Subsidiary of the Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except for interests in the Subsidiaries of the Parent and investments in short-term investment securities, neither the Parent nor any Subsidiary of the Parent owns directly or indirectly any capital stock or other interest (equity or debt) in any other Person.

(c) Capital Structure.  Schedule 3.2(c) of the Parent Disclosure Letter sets forth a true and complete list as of the Measurement Date of (i) the authorized capital stock of the Parent, (ii) the issued and outstanding shares of capital stock of the Parent (“Parent Common Shares”), (iii) the number of shares of capital stock of the Parent reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Parent Stock Incentive Plans, (iv) the number of shares of capital stock of the Parent available for grant under the Parent Stock Incentive Plans and (v) the number of issued and outstanding Parent Partnership Units. All outstanding Parent Common Shares are, and all Parent Common Shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding Parent Common Shares are subject to or were issued in violation of, and none of the Parent Common Shares reserved for issuance by the Parent will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, subject to or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. Schedule 3.2(c) of the Parent Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of all outstanding options and Parent Restricted Stock under the Parent Stock Incentive Plans, the number of shares of capital stock subject to each such option and outstanding Parent Restricted Stock, the exercise price, date of grant and the names and of holders thereof. Each such option and Parent Restricted Stock was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Parent Stock Incentive Plans pursuant to which it was issued. As of the Measurement Date, except as set forth on Schedule 3.2(c) of the Parent Disclosure Letter, no shares of capital stock or other voting or non-voting securities of the Parent were issued, reserved for issuance or outstanding. Except (i) for the shares of capital stock and the options as set forth on Schedule 3.2(c) of the Parent Disclosure Letter, and (ii) as otherwise permitted under Section 4.2, there are no outstanding securities, options, stock appreciation rights, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Parent or any Subsidiary of the Parent is a party or by which such entity is bound, obligating the Parent or any Subsidiary of the Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other securities or ownership interests of the Parent or any Subsidiary of the Parent or obligating the Parent or any Subsidiary of the Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. All dividends or distributions on securities of the Parent or any Subsidiary of the Parent that have been declared or authorized prior to the date of this Agreement have been paid in full. There are no outstanding bonds, debentures, notes or other indebtedness of the Parent or any Subsidiary of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Parent Common Shares may vote. There are no outstanding agreements to which the Parent or any Subsidiary of the Parent or any of their respective officers or directors is a party concerning the voting, sale, transfer or registration of any capital stock or other equity securities of the Parent or any Subsidiary of the Parent.

(d) Authority; Noncontravention; Consents.

(i) Each of the Parent, the Merger Sub and the Parent Operating Partnership has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to enter into this Agreement and each of the Ancillary Agreements to which it is a party and, subject to receipt of the Parent Shareholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by each of the Parent, the Merger Sub and the Parent Operating Partnership of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by each of the Parent, the Merger Sub and the Parent Operating Partnership of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, as applicable, on the part of the Parent, the Merger Sub and the Parent Operating Partnership and, except for (x) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, and (y) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary, no other corporate, limited liability company or limited partnership proceedings on the part of the Parent, the Merger Sub or the Parent Operating Partnership, as applicable, are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby, subject to receipt of the Parent Shareholder Approval. Each of the Parent and the Parent Operating Partnership has duly executed and delivered this Agreement and each of the Ancillary Agreements to which it is a party and constitutes a legally valid and binding obligation of each of the Parent, the Merger Sub and the Parent Operating Partnership, enforceable against the Parent, the Merger Sub and the Parent Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(ii) The Parent Special Committee, at a meeting duly called and held, has, upon the unanimous vote of all its members, recommended that the Parent Board approve this Agreement and the Ancillary Agreements to which the Parent, the Merger Sub and the Parent Operating Partnership are a party and determined that the transactions contemplated hereby and thereby, including the Mergers and issuance of Parent Common Shares as part of the Merger Consideration, are advisable and in the best interests of the Parent. The Parent Board, at a meeting duly called and held, has, upon the unanimous recommendation of the Parent Special Committee, with Edward M. Weil, Jr. having recused himself from voting, by unanimous vote of all of the independent directors serving on the Parent Board voting, (x) duly and validly authorized and approved the execution and delivery of this Agreement and the Ancillary Agreements to which the Parent, the Merger Sub and the Parent Operating Partnership are a party and determined that the transactions contemplated by this Agreement and the Ancillary Agreements, including the Mergers and issuance of Parent Common Shares as part of the Merger Consideration, are advisable and in the best interests of the Parent and (y) directed that the Merger and the issuance of Parent Common Shares as part of the Merger Consideration be submitted to a vote by the Parent’s shareholders with the Parent Board’s recommendation that the Parent’s shareholders approve the Merger and issuance of Parent Common Shares as part of the Merger Consideration. As of the date hereof, the Parent Board has not subsequently rescinded or modified, in any way, its determinations and approvals discussed above.

(iii) Except as set forth on Schedule 3.2(d)(iii) of the Parent Disclosure Letter, the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by each of the Parent, the Merger Sub and the Parent Operating Partnership do not, and the consummation of the transactions contemplated hereby and thereby and compliance by it with the provisions of this Agreement and the Ancillary Agreements to which it is a party will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or require any consent, approval or notice under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Parent or any Subsidiary of the Parent under, or result in the triggering of any payments pursuant to, (A) the Parent Organizational Documents, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease, franchise agreement, license agreement, Permit, Contract or other agreement or instrument applicable to the Parent or any Subsidiary of the Parent or their respective properties or assets, or (C) subject to compliance with the governmental filings and other matters referred to in Section 3.1(d)(iii), any Laws applicable to the Parent or any Subsidiary of the Parent, or their respective properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(iv) No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to the Parent or any Subsidiary of the Parent in connection with the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by the Parent, the Merger Sub or the Parent Operating Partnership or the consummation by any of the Parent, the Merger Sub or the Parent Operating Partnership of any of the transactions contemplated hereby and thereby, except for (A) the filings with the SEC of (1) the Form S-4 relating to the issuance of the Merger Consideration and the declaration of effectiveness of the Form S-4, (2) the preliminary and definitive Joint Proxy Statement relating to the Parent Shareholder

Meeting for the Parent Shareholder Approval, and (3) such reports under the Exchange Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated by this Agreement, (B) the filing of Articles of Merger with the SDAT, (C) the filing of the Certificate of Merger with the Delaware Secretary, (D) such filings with Governmental Entities to satisfy the applicable requirements of the Laws of states in which the Parent and any Subsidiary of the Parent are qualified or licensed to do business, as set forth on Schedule 3.2(d)(iv) of the Parent Disclosure Letter, (E) approval from the NYSE authorizing the listing of the Parent Common Shares to be issued pursuant to Merger, and (F) such other consents, approvals, orders, authorizations, registrations, declarations and filings (1) as are set forth on Schedule 3.2(d)(iv) of the Parent Disclosure Letter or (2) which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(v) The Parent Common Shares to be issued in exchange for the Company Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, with no personal Liability attaching to the ownership thereof and subject to no preemptive rights.

(e) SEC Documents; Financial Statements.

(i) The Parent has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Parent since January 1, 2014 (as amended through the date hereof, the “Parent SEC Documents”). All of the Parent SEC Documents (other than preliminary material), as of their respective filing dates, were prepared in all material respects in accordance with, and complied in all material respects with, all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, at the time of filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Parent SEC Documents later filed by the Parent. The Parent does not have any outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents. No Subsidiary of the Parent is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The Parent has made available to the Company copies of all material correspondence between the SEC, on the one hand, and the Parent and any of the Subsidiaries of the Parent, on the other hand, since January 1, 2014 through the date of this Agreement. At all applicable times, the Parent has complied in all material respects with the applicable certification requirements in Sections 302 and 906 of the Sarbanes-Oxley Act.

(ii) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Parent and its Subsidiaries included or incorporated by reference in the Parent SEC Documents (including, in each case, any notes or schedules thereto) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), were prepared in accordance with GAAP (except, in the case of unaudited interim financial statements, as permitted by Forms 10-Q or 8-K of the SEC) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial condition of the Parent and its Subsidiaries taken as a whole as of the dates thereof and consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim financial statements, to the absence of notes and normal year-end adjustments). The books of account and other financial records of the Parent and its Subsidiaries are accurately reflected in all material respects in the financial statements included in the Parent SEC Documents. The Parent has no Subsidiary which is not consolidated for accounting purposes.

(iii) There are no material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Parent’s or any Subsidiary of the Parent’s ability to record, process, summarize and report financial data, other than as publicly disclosed in the Parent SEC Documents. The Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to provide reasonable assurances that material information relating to the Parent, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer. The Parent has evaluated the effectiveness of its disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Documents that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. To the Knowledge of the Parent, such disclosure controls and procedures are effective in timely alerting the Parent’s principal executive officer and principal financial officer to information required to be included in the Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, neither the Parent nor any Subsidiary of the Parent has made any prohibited loans to any director or executive officer of the Parent (as defined in Rule 3b-7 under the Exchange Act).

(iv) Neither the Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any of its Subsidiaries in the Parent’s or its Subsidiaries’ published financial statements or any of the Parent SEC Documents.

(f) Absence of Certain Changes or Events.  Except as disclosed in the Parent SEC Documents or on Schedule 3.2(f) of the Parent Disclosure Letter, since the Financial Statement Date and through the date of this Agreement, and except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (i) the Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practices and there has not been a Parent Material Adverse Effect, nor has there been any occurrence or circumstance that, individually or in the aggregate, has had, or would with the passage of time reasonably be expected to result in, a Parent Material Adverse Effect, and (ii) other than in the ordinary course of business consistent with past practice, none of the Parent or any of its Subsidiaries have taken any action that, if taken after the date hereof, would be in violation of Section 4.2.

(g) Litigation.  Except as disclosed on Schedule 3.2(g) of the Parent Disclosure Letter, there is no pending or, to the Knowledge of the Parent, threatened material Legal Action or material investigation pending by a Governmental Entity against or affecting (i) the Parent or any Subsidiary of the Parent or any asset of the Parent or any asset of any Subsidiary of the Parent or (ii) any director, officer or employee of the Parent or any Subsidiary of the Parent or other Person for whom the Parent or any Subsidiary of the Parent may be liable, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any Subsidiary of the Parent, other than such Legal Action that does not (X) involve an amount in controversy in excess of $1,500,000 or (Y) seek material injunctive or other material non-monetary relief. Other than pursuant to the Parent Organizational Documents or otherwise set forth on Schedule 3.2(g), no Contract between the Parent or any Subsidiary of the Parent, on the one hand, and any current or former director, officer, employee or shareholder (or equivalent interest holder) of the Parent or any Subsidiary of the Parent, on the other hand, exists that provides for indemnification.

(h) Taxes.  Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) The Parent and each Subsidiary of the Parent have timely filed all U.S. federal and other material Tax Returns and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). All such Tax Returns are true, correct and complete in all material respects. Neither the Parent nor any other Person on behalf of the Parent or any Subsidiary of the Parent has requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed. The Parent and each Subsidiary of the Parent have paid (or the Parent has paid on their behalf), within the time and manner prescribed by Law, all material Taxes due and payable by them (whether or not shown on such Tax Returns). The most recent financial statements contained in the Parent SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve for accrued liabilities or expenses for all Taxes due and payable by the Parent and the Subsidiaries of the Parent as a group for all taxable periods and portions thereof through the date of such financial statements. The Parent and its Subsidiaries (as a group) have established on their books and records (which may, but are not required to, be reflected only on the books and records of the Parent) reserves or accrued liabilities or expenses that are adequate for the payment of all material Taxes for which the Parent or any Subsidiary of the Parent is liable but which are not yet due and payable. The Parent has incurred no liability for any Taxes under Sections 857(b), 860(c) or 4981 of the Code or Treasury Regulation Sections 1.337(d)-5, 1.337(d)-6 or 1.337(d)-7, including, without limitation, any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code and the excise tax on redetermined rents, redetermined deductions, redetermined TRS service income, and excess interest under Section 857(b)(7) of the Code; and neither the Parent nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sale of property. To the Knowledge of the Parent, no event has occurred, and no condition or circumstances exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Parent or any Subsidiary of the Parent. No deficiencies for Taxes have been assessed in writing by a Governmental Entity against the Parent or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. In the last three (3) years, no written claim has been proposed by any Governmental Entity in any jurisdiction where the Parent or any Subsidiary of the Parent do not file Tax Returns that the Parent or any Subsidiary of the Parent is or may be subject to Tax by such jurisdiction.

(ii) The Parent (A) for all of its taxable years beginning upon the first taxable year ending December 31, 2013 through the most recent December 31, has been subject to taxation as a REIT under the Code within the meaning of Section 856 of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for its taxable year that will end December 31 of the year that includes the closing of the transactions contemplated hereby, and (C) has not taken or omitted to take any action which could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and, to the Parent’s Knowledge, no such challenge is pending or threatened in writing. Each Subsidiary of the Parent or Other Parent Subsidiary that files Tax Returns as a partnership (or as a disregarded entity), for U.S. federal income tax purposes has, since inception, been classified for federal income tax purposes as a partnership (or as a disregarded entity) and not as a corporation or as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. Each Subsidiary of the Parent or Other Parent Subsidiary that is a corporation has been, since its formation, classified as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT.

(iii) Neither the Parent nor any Subsidiary of the Parent is a party to any material pending action or proceeding, including any audit or contest, by any Governmental Entity with regard to Taxes or Tax Returns of the Parent or any Subsidiary of the Parent.

(iv) Neither the Parent nor any Subsidiary of the Parent holds any asset the disposition of which, if occurring in a fully taxable transaction immediately following the Closing, would be subject to (or to rules similar to) Section 337(d) or 1374 of the Code or the regulations thereunder (assuming for this purpose that the “recognition period,” as defined in Section 1374, is in all cases 5 years), nor has it disposed of any such asset during its current taxable year.

(v) Neither the Parent nor any Subsidiary of the Parent (A) is or has been at any time a member of an affiliated consolidated, combined or unitary group (other than a group the common parent of which is the Parent or a directly or indirectly wholly owned Subsidiary of the Parent) and (B) has any liability for the Taxes of any other Person other than the Parent and such Subsidiaries of the Parent under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract (other than Contracts entered into in the ordinary course of business the principal purpose of which is unrelated to Tax), or otherwise.

(vi) Neither the Parent nor any Subsidiary of the Parent has participated in, or otherwise made a filing with respect to, any “listed transaction” within the meaning of Treasury Regulations §1.6011-4(b)(2).

(vii) None of the Parent or any Subsidiary of the Parent will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received on or prior to the Closing Date, or (F) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code the election of which was made on or prior to the Closing Date, in the case of (A), (C), (D), (E), and (F) outside of the ordinary course of business.

(viii) The Parent does not have any earnings and profits attributable to the Parent or any other corporation for any non-REIT year within the meaning of Section 857 of the Code.

(ix) Neither the Parent nor any Subsidiary of the Parent has made any payments, or is obligated to make any payments, or is a party to an agreement that could obligate it to make any payments that will not be deductible under Section 280G of the Code.

(x) Neither the Parent nor its Subsidiaries is or has been a party to any Tax allocation or sharing agreement or similar agreement or arrangement (other than any agreement or arrangement either solely between the Parent and any Subsidiary of the Parent or solely between or among any two or more Subsidiaries of the Parent, or with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes) pursuant to which it will have any obligation to make any payments after the Closing.

(xi) There are no Tax Protection Agreements for the Parent or any Subsidiary of the Parent currently in force or otherwise binding upon the Parent or any Subsidiary of the Parent. Neither the Parent nor any Subsidiary of the Parent has any current and outstanding Liability under any Tax Protection Agreement, and no Person has raised, or, to the Knowledge of the Parent, threatened to raise, a material claim against the Parent or any Subsidiary of the Parent under any Tax Protection Agreement.

(xii) To the Knowledge of the Parent, all Taxes that the Parent or its Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use taxes, and withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3402, and 1471 through 1474 of the Code or similar provisions under any foreign Laws, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities or, if not yet due, are held in separate bank accounts for such purpose. There are no material Encumbrances for Taxes upon the assets of the Parent or its Subsidiaries except for statutory Encumbrances for Taxes not yet due.

(xiii) Within the past two (2) years, none of the Parent or any of its Subsidiaries has either been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(xiv) The Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i) Related Party Transactions.  Schedule 3.2(i) of the Parent Disclosure Letter sets forth a complete list as of the date hereof of all agreements, contracts and arrangements between the Parent and any Subsidiary of the Parent, on the one hand, and the Parent’s Sponsor, Advisor or Affiliates of the Sponsor or Advisor, on the other hand. Except as set forth on Schedule 3.2(i) of the Parent Disclosure Letter, there is no (i) loan outstanding from or to any employee, officer or director of the Parent or any Subsidiary of the Parent, (ii) employment or severance Contract or other arrangement with respect to severance with respect to any employee, officer or director of the Parent or any Subsidiary of the Parent, or (iii) any agreement to appoint or nominate any Person as a director of the Parent or any Subsidiary of the Parent. Except for compensation, benefits and advances received in the ordinary course of business by employees, directors or consultants of the Company or its Subsidiaries or as otherwise set forth on Schedule 3.2(i) of the Parent Disclosure Letter, there are no arrangements or Contracts in effect as of the date hereof between the Parent or any of its Subsidiaries, on the one hand, and any Person who is (i) an officer, director or Affiliate of the Parent or any Subsidiary of the Parent, (ii) Sponsor or an Affiliate of Sponsor, or any other Person in which Sponsor or any Affiliate of Sponsor owns an equity interest, or any officer, director or employee of the foregoing, (iii) any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of the foregoing, (iv) a record or beneficial owner of 5% or more of the voting securities of the Parent, (v) an associate (as defined in Rule 12b-2 under the Exchange Act) of the foregoing or (vi) an entity of which any of the foregoing is an Affiliate, on the other hand. True and materially complete copies of all such documents have been made available to the Parent prior to the date hereof and each such document is listed on Schedule 3.2(i) of the Parent Disclosure Letter.

(j) Opinion of Financial Advisor; No Brokers.  The financial advisor identified on Schedule 3.2(j) of the Parent Disclosure Letter has delivered its opinion, addressed to the Parent Special Committee, to the effect that, as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the Parent Special Committee and may not be relied upon by the Company Parties or any of their respective Affiliates. The Parent will provide to the Company, solely for informational purposes, a photocopy of the written version of the opinion described in this Section 3.2(j) after receipt thereof by the Parent. Except for the financial advisor identified on Schedule 3.2(j) of the Parent Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent or any Subsidiary of the Parent.

(k) Permits; Compliance with Laws.

(i) The Parent, the Merger Sub and each other Subsidiary of the Parent or the management companies for the Parent Properties, own or possess all Permits necessary for the Parent and its Subsidiaries to own, lease and operate the properties and assets of the Parent and its Subsidiaries or to carry on the business of the Parent and its Subsidiaries as it is now being conducted by the Parent and its Subsidiaries, except where the failure to have such Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect. All such Permits are in full force and effect, except for such failure to be in full force and effect as would not, individually and in the aggregate, have a Parent Material Adverse Effect. Neither the Parent nor any Subsidiary of the Parent has received notice that any suspension, modification or revocation of any Permit is pending or, to the Knowledge of the Parent, threatened nor, to the Knowledge of the Parent, do grounds exist for any such action, except for such suspensions, modifications or revocations as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(ii) Neither the Parent nor any of its Subsidiaries has violated or failed to comply with any such Permit, or any Law, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except for violations and failures to comply that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(iii) To the Knowledge of the Parent, neither the Parent, the Merger Sub nor any other Subsidiary of the Parent nor any director, officer, agent or employee of the Parent, any Subsidiary of the Parent or the Merger Sub or any other Person on behalf of the Parent, the Merger Sub or any Subsidiary of the Parent has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the FCPA or other U.S. anti-corruption laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or other U.S. anti-corruption laws.

(l) Contracts.

(i) Schedule 3.2(l)(i) of the Parent Disclosure Letter contains a list of the following Contracts to which the Parent or any Subsidiary of the Parent is a party or by which their respective assets are subject to, in each case, as of the date hereof:

(A) any lease, sublease, license or occupancy agreement of real property providing for annual rentals of $1,500,000 or more (the “Material Parent Leases”);

(B) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, which is not a wholly-owned Subsidiary of the Parent;

(C) any Contract relating to indebtedness for borrowed money (including guarantees) or pursuant to which any property or asset of the Parent or any Subsidiary of the Parent is mortgaged, pledged or otherwise subject to an Encumbrance, in each case in excess of $1,500,000, other than (x) accounts receivables and payables and (y) loans to direct or indirect wholly-owned Subsidiaries of the Parent;

(D) any Contract with current or ongoing obligations (as to the Parent) currently required to be filed as an exhibit to the Annual Report of the Parent on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(E) any Contract that purports to limit in any material respect the right of the Parent or its Subsidiaries (1) to engage in any line of business, or (2) to compete with any Person or operate in any location;

(F) any Contract providing for the sale or exchange of, or option, right of first refusal or offer, or similar right, to sell or exchange, any of the Parent Properties, or for the purchase or exchange of, or option, right of first refusal or offer, or similar right to purchase or exchange, any real estate entered into in the past two (2) years or in respect of which the applicable transaction has not yet been consummated;

(G) any Contract entered into in the past two (2) years in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (F) of this Section 3.2(l)(i)) or capital stock or other equity interests of another Person for aggregate consideration in excess of $1,500,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;

(H) any Contract pursuant to which the Parent or any Subsidiary of the Parent manages any real property or pursuant to which any other Person manages any real property owned by the Parent or any Subsidiary of the Parent pursuant to an agreement with the Parent or any Subsidiary of the Parent, on the one hand, and such other Person, on the other hand;

(I) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Parent Properties, under which the Parent or any Subsidiary of the Parent has, or expects to incur, an obligation in excess of $1,500,000 in the aggregate that has not been satisfied as of the date hereof;

(J) any Contract under which the Parent or any Subsidiary of the Parent has continuing indemnification obligations relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or the payment of an amount, in any such case, having a value of more than $1,500,000 in the aggregate;

(K) any Contract that provides for any unpaid settlement or proposed settlement of any Legal Action in which the amount to be paid in settlement is in excess of $1,500,000;

(L) any Contract that provides for a guarantee in an amount in excess of $1,500,000 of the obligations of any Person that is not the Parent or any Subsidiary of the Parent, other than any Contract providing for indemnification of Persons pursuant to Contracts entered into in the ordinary course of business; and

(M) any Contract (other than Contracts referenced in clauses (A) through (L) of this Section 3.2(l)(i)) that, by its terms, calls for payments by or Liability of the Parent or any Subsidiary of the Parent in excess of $1,500,000 other than any Contract under this clause (M) that, by its terms, is terminable within six (6) months of this Agreement (without termination fee or penalty).

The Contracts described in clauses (A) through (M), including those required to be identified on Schedule 3.2(l)(i) of the Parent Disclosure Letter and the Parent Management Agreement Documents, in each case together with all exhibits and schedules thereto, are referred to as the “Parent Material Contracts.”

(ii) Except for such breaches and defaults as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (A) neither the Parent nor any Subsidiary of the Parent is and, to the Knowledge of the Parent, no other party is in breach or violation of, or default under, any Parent Material Contract, and (B) none of the Parent or any of its Subsidiaries has received any written claim of default under any such Parent Material Contract. To the Knowledge of the Parent, each Parent Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Parent has made available to the Company true and complete copies of all Parent Material Contracts, including any amendments or supplements thereto.

(m) Environmental Matters.

(i) The Parent and each Subsidiary of the Parent has obtained all Permits from Governmental Entities which are required in respect of its business, operations, assets or properties under any applicable Environmental Laws, and the Parent and each Subsidiary of the Parent is in compliance with the terms and conditions of all such Permits and with any applicable Environmental Laws, except where failure to be in compliance would not, individually or in the aggregate, have a Parent Material Adverse Effect, and there are no past or present actions, activities, circumstances, conditions, events or incidents that may prevent or interfere with such compliance in all material respects in the future;

(ii) there is no Environmental Claim pending or threatened against the Parent or any Subsidiary of the Parent, or, to the Knowledge of the Parent, against any Person whose Liability for any Environmental Claim the Parent or any Subsidiary of the Parent has or may have retained or assumed either contractually or by operation of Law, except for such Environmental Claims that would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(iii) neither the Parent nor any Subsidiary of the Parent nor, to the Knowledge of the Parent, any other Person has placed, stored, deposited, discharged, buried, dumped, disposed of or released any Hazardous Substances produced by, or resulting from any of the Parent’s or any of the Parent’s Subsidiaries’ operations, at any Parent Property, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Parent and its Subsidiaries (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws), and except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; and

(iv) neither the Parent nor any Subsidiary of the Parent has entered into or agreed to any consent decree or order or is subject to any outstanding judgment, decree or judicial order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances with any Governmental Entity, and, to the Knowledge of the Parent, no investigation, litigation or other proceeding is pending or threatened with respect thereto. To the Knowledge of the Parent, the Parent has made available to the Company true and complete copies of all environmental reports and audits that are within the possession of the Parent or within the possession or control of its Subsidiaries as of the date hereof, and to the Knowledge of the Parent, no other environmental reports or audits exist with respect to the Parent, any Subsidiary of the Parent or any Parent Property.

(n) Parent Properties.

(i) Schedule 3.2(n)(i) (Part I) of the Parent Disclosure Letter lists each parcel of real property currently owned or leased (as lessee, lessor, sublessee or sublessor), including ground leased, by the Parent or any Subsidiary of the Parent as of the date hereof, and sets forth the Parent or applicable Subsidiary of the Parent owning such property (the “Parent Properties”). Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports), copies of which policies and reports were made available for review to the Parent: (A) the Parent or a Subsidiary of the Parent owns fee simple title or leasehold title (as applicable) to the Parent Properties, free and clear of Encumbrances, other than Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither the Parent nor any Subsidiary of the Parent has received written notice of any violation of any Law affecting any portion of any of the Parent Properties issued by any Governmental Entity; and (C) except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither the Parent nor any Subsidiary of the Parent has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the Parent Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Parent Properties or by the continued maintenance, operation or use of the parking areas. Schedule 3.2(n)(i) (Part II) of the Parent Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under a binding Contract by the Parent or a Subsidiary of the Parent for purchase or which is required under a binding Contract to be leased or subleased by the Parent or a Subsidiary of the Parent after the date of this Agreement.

(ii) Schedule 3.2(n)(ii) of the Parent Disclosure Letter lists each management agreement in effect as of the date hereof pursuant to which any third party manages or operates any of the Parent Properties on behalf of the Parent or any Subsidiary of the Parent pursuant to an agreement between such Person, on the one hand, and the Parent or any Subsidiary of the Parent, on the other hand, and describes the property that is subject to such management agreement, the Parent or applicable Subsidiary of the Parent that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the Parent or applicable Subsidiary of the Parent and relating thereto (collectively, the “Parent Management Agreement Documents”). True, correct and complete copies of all Parent Management Agreement Documents have been made available to the Company. Each Parent Management Agreement Document is valid, binding and in full force and effect as against the Parent or the applicable Subsidiary of the Parent and, to the Knowledge of the Parent, as against the other party thereto. As of the date hereof, neither the Parent nor any Subsidiary of the Parent owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

(iii) The Parent has not received written notice of, nor does the Parent have any Knowledge of, any latent defects or adverse physical conditions affecting any of the Parent Properties or the improvements thereon, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(iv) True and complete in all material respects copies of (i) the Material Parent Leases, in each case in effect as of the date hereof, have been made available to the Company. Except as set forth on Schedule 3.2(n)(iv) of the Parent Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (1) neither the Parent nor any Subsidiary of the Parent is and, to the Knowledge of the Parent on the date hereof, no other party is in breach or violation of, or default under, any Material Parent Lease, (2) neither the Parent nor any Subsidiary of the Parent is in receipt of any rent under any Parent Lease paid more than thirty (30) days before such rent is due and payable (other than payment of first or last month’s rent), and (3) each Material Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Parent or any Subsidiary of the Parent and, to the Knowledge of the Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Parent nor any Subsidiary of the Parent is party to any oral Parent Lease.

(o) Personal Property.  The Parent and each Subsidiary of the Parent have good and marketable title to, or a valid and enforceable leasehold interest in, all personal assets owned by the Parent or each Subsidiary of the Parent (as applicable). Neither the Parent’s nor its Subsidiaries’ ownership of any such personal property is subject to any Encumbrances, other than Permitted Liens.

(p) Insurance.  With respect to each material insurance policy owned or held by the Parent or any Subsidiary of the Parent, to the Knowledge of the Parent, (A) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect; (B) neither the Parent nor any Subsidiary of the Parent is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy; (C) as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (D) as of the date hereof, no notice of cancellation or termination has been received, in each case, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent and its Subsidiaries maintain policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations to the extent customary in the industry in which they operate, and no such policies will terminate as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

(q) Information Supplied.  None of the information contained in the Joint Proxy Statement related to the Parent or any Subsidiary of the Parent or that is provided by the Parent or any Subsidiary of the Parent for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will (i) in the case of the Form S-4, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) in the case of the Joint Proxy Statement, at the time of the mailing thereof or at the time the Company Shareholder Meeting is held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (iii) with respect to any other document to be filed by the Parent with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to the Parent, its officers and directors and the

Subsidiaries of the Parent) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.2(q), no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the Form S-4, the Joint Proxy Statement or any other document to be filed with the SEC in connection with the Merger or the other transactions contemplated by this Agreement that were not supplied by or on behalf of the Parent or the Subsidiaries of the Parent.

(r) Books and Records.

(i) The books of account and other financial records of the Parent and each Subsidiary of the Parent are in all material respects true, complete and correct, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Parent SEC Documents.

(ii) The Parent has made available to the Company true, correct and complete copies of the Parent Organizational Documents. Neither the Parent nor any Subsidiary of the Parent is, nor has the Parent or any Subsidiary of the Parent been, in violation of any of the Parent Organizational Documents applicable to it in any material respect.

(s) Labor Matters.  Neither the Parent nor any Subsidiary of the Parent has, or has ever had, any employees.

(t) Vote Required.  The only vote of the holders of any class or series of the Parent’s capital stock necessary (under applicable Law, this Agreement or otherwise) to approve the transactions contemplated by this Agreement, the Ancillary Agreements to which it is a party and the other transactions contemplated hereby and thereby is the Parent Shareholder Approval. The consent of the Parent, as the sole general partner of the Parent Operating Partnership, is the only vote of the partners of the Parent Operating Partnership necessary to adopt and approve this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

(u) No Undisclosed Material Liabilities.  Except as set forth on Schedule 3.2(u) of the Parent Disclosure Letter or as disclosed in the Parent SEC Documents, there are no Liabilities of the Parent or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of the Parent and its Subsidiaries in accordance with GAAP, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than: (i) Liabilities reserved for on the most recent balance sheet contained in the audited financial statements of the Parent for the period ended December 31, 2015; (ii) Liabilities incurred in the ordinary course of business consistent with past practice of the Parent subsequent to December 31, 2015 and (iii) such other Liabilities as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(v) Intellectual Property.  To the Knowledge of the Parent (i) the conduct of the business of the Parent and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any other Person, and no claim has been asserted against the Parent or any Subsidiary of the Parent that the conduct of the business of the Parent and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any other Person, except for any such infringement, misappropriation or claim that would not, individually or in the aggregate, have a Parent Material Adverse Effect; and (ii) the Parent or a Subsidiary of the Parent owns or is licensed to use or otherwise has the right to use all Intellectual Property as currently used in, and as necessary to conduct the operation of its respective business, in accordance with the terms of any applicable license agreement, except where the failure to possess or have adequate rights to use such properties would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(w) Benefit Plans; ERISA Compliance.

(i) Other than the Parent Stock Incentive Plans, neither the Parent nor any Subsidiary of the Parent has any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, arrangement or understanding (whether or not legally binding), including any “employee benefit plans,” within the meaning of Section 3(3) of ERISA, providing benefits to any current or former employee, officer or director of the Parent or any Subsidiary of the Parent or any Person affiliated with Parent under Section 414(b), (c), (m) or (o) of the Code.

(ii) No director, officer or employee of the Parent will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) as a result of consummation of the transactions contemplated by this Agreement.

(iii) No stock option granted by the Parent under the Parent Stock Incentive Plans (whether currently outstanding or previously exercised) has been granted with an exercise price that is less than the fair market value of the underlying stock on the date of grant, and no such stock option has been or would be, as applicable, subject to any Tax, penalty or interest under Section 409A of the Code.

(x) Antitakeover Statutes.  The Parent and the Parent Board (based on the unanimous recommendation of the Parent Special Committee) have taken all action required to be taken by them to exempt this Agreement, the Mergers and the transactions contemplated hereby and thereby from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover Laws and regulations of any state.

(y) Financing.  The Parent will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by it hereunder at Closing and satisfy all related fees and expenses. The Parent has furnished the Company with a true and complete copy of the executed Commitment Letter. The Commitment Letter has not been amended or modified prior to the date hereof and the commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. The Parent has paid or caused to be paid in full any and all commitment or other fees required by the Commitment Letter that are due and payable as of the date hereof. There are no conditions precedent related to the funding of the full amount of the commitments under the Commitment Letter other than as expressly set forth in this Agreement or the Commitment Letter. The Parent knows of no facts or circumstances that are reasonably likely to result in any of the conditions set forth in the Commitment Letter not being satisfied. The Commitment Letter is binding and, on the date hereof, in full force and effect, is the legal, valid, binding and enforceable obligations of the Parent, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law), and no event has occurred that, with or without notice, lapse of time or both, would be reasonably expected to constitute a default or breach on the part of the Parent under any term or condition of the Commitment Letter.

(z) Hart-Scott-Rodino Antitrust Improvements Act.  In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 3.1(y), the Mergers and the transactions contemplated by this Agreement are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because (i) the Company is a REIT and (ii) the Parent Board has determined that the aggregate fair market value of the non-exempt assets of the Parent and the entities controlled by the Company is less than $78.2 million.

(aa) No Other Representations or Warranties.  Except for the representations or warranties expressly set forth in this Section 3.2, neither any Parent Party nor any other Person on behalf of the Parent Parties has made, and each of the Company Parties specifically disclaims that it is relying or has relied upon, any representation or warranty, expressed or implied, with respect to the Parent, the Merger Sub or the Subsidiaries of the Parent, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Parent, the Merger Sub or the Subsidiaries of the Parent. In particular, without limiting the foregoing disclaimer, neither any Parent Party nor any other Person makes or has made, and each of the Company Parties specifically disclaims that it is relying or has relied upon, any representation or warranty to the Company or any of its Affiliates or Representatives

with respect to, except for the representations and warranties made by the Parent Parties in this Section 3.2, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of the Parent Parties, the negotiation of this Agreement and the Ancillary Agreements to which it is a party or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, each of the Parent Parties acknowledge and agree that none of the Company Parties or any other Person has made or is making any representations or warranties relating to the Company Parties whatsoever, express or implied, beyond those expressly given by the Company Parties in Section 3.1, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company Parties furnished or made available to the Parent Parties or any of their Representatives.

ARTICLE IV
COVENANTS

Section 4.1. Conduct of Business by the Company.

(a) During the period from the date of this Agreement to the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Interim Period”), except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of the Parent, each Company Party agrees that it shall, and shall cause each of its Subsidiaries to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts (i) to preserve intact its current business organization, goodwill, and ongoing businesses, (ii) to maintain the Company’s status as a REIT within the meaning of the Code, (iii) to preserve its current beneficial relationships with any Person with which the Company has material business relationships (including, without limitation, customers, suppliers, directors, officers and other employees if any), and (iv) to keep available the services of its officers and key employees, if any.

(b) The Company Parties shall use their commercially reasonable efforts to (i) obtain the opinions of counsel referred to in Section 6.3(d) and Section 6.1(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company and the Company Operating Partnership with the knowledge necessary to make the representations contained therein, containing representations of the Company and the Company Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 6.3(d) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Company REIT Representation Letter”), and (iii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company with the knowledge necessary to make the representations contained therein, containing representations of the Company as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 6.1(f) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Company Reorganization Representation Letter”).

(c) Without limiting the generality of the foregoing, during the Interim Period, except as set forth on Schedule 4.1(c) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement, the Plan or Merger and any Ancillary Agreements or as required by applicable Law, the Company Parties shall not, and shall cause each of such entity’s Subsidiaries, not to (and not to authorize or commit or agree to), unless the Parent, with the approval of the Parent Special Committee, shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) except for regular monthly dividends as set forth on Schedule 4.1(c) of the Company Disclosure Letter, declare, set aside or pay any dividends on, or make any other distributions in respect of, any shares of capital stock of the Company (provided that the Company and its Subsidiaries shall be permitted to pay dividends and make distributions, including under Sections 858 and 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any corporate level Tax or excise Tax under the Code), (B) split, combine or reclassify any capital stock, partnership interests or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock, partnership interests or other equity interests, or (C) purchase, redeem or otherwise acquire any shares of capital stock, partnership interests or other equity interests of the Company or any of its Subsidiaries;

(ii) except for the Company Specified Charter Amendments, amend the Company Organizational Documents;

(iii) merge or consolidate with any Person;

(iv) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets, or by lease or license) any real property, corporation, partnership or other business organization or division thereof (except of or from any Subsidiary of the Company), or acquire other assets, other than (A) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s-length terms in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (B) acquisitions set forth on Schedule 3.1(l)(i)(G) of the Company Disclosure Letter and (C) any acquisition of real property that does not exceed $50,000,000 in the aggregate;

(v) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Subsidiary of the Company or Other Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(vi) issue, deliver or sell, or grant any option or other right in respect of, any shares of capital stock or debt securities, any other voting or redeemable securities of the Company or any Subsidiary of the Company or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or redeemable or convertible securities (“Equity Equivalents”), except to the Company or a Subsidiary of the Company and other than (x) the issuance of any shares of capital stock upon the exercise of stock options that are outstanding on the date of this Agreement in accordance with the terms of the Company Stock Plans, as in effect on the date of this Agreement; or (y) the issuance of any shares of capital stock upon the redemption of the Company OP Units in accordance with the terms of the Company Partnership Agreement, as in effect on the date of this Agreement;

(vii) amend any term of any Company Shares or Equity Equivalents of the Company;

(viii) sell, pledge, lease, dispose of, exclusively license or encumber or grant any third party any rights with respect to any property or assets, other than leases, licenses or sales of assets, securities, properties, interests or businesses in the ordinary course of business in a manner that is consistent with past practice and where the assets which did not, individually or in the aggregate, contribute more than 10% of the Company’s earnings before interest, taxes, depreciation and amortization for the fiscal year ending December 31, 2015;

(ix) other than in the ordinary course of business and consistent with past practice (A) incur, create or assume any indebtedness or issue or amend the terms of any debt securities, (B) assume, guarantee or endorse, or otherwise become responsible for the obligations of any other Person or entity (other than any Subsidiary of the Company) for borrowed money, or (C) pledge, encumber or otherwise subject to an Encumbrance, other than a Permitted Lien, any Company Properties;

(x) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company;

(xi) other than in the ordinary course of business, (A) make, modify or rescind any material Tax election, (B) change any annual Tax accounting period if such change would result in material Taxes, (C) adopt or change any method of tax accounting except as required by applicable Law, if such change would result in material Taxes, (D) file or amend any material Tax Returns, (E) enter into any material closing agreement, (F) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case, for an amount materially in excess of the amount accrued or reserved with respect to Taxes, or (G) agree to a waiver or extension of a statute of limitations with respect to Taxes;

(xii) (A) change in any material manner any of its methods, principles or practices of accounting in effect at the Financial Statement Date, (B) initiate, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises in an amount not to exceed, individually or in the aggregate, $2,000,000, (C) apply for or enter into any private letter ruling, closing agreement, or other similar agreement, arrangement or determination related to Taxes, except, in the case of clause (A) or (C), as may be required by the SEC, applicable Law or GAAP and with notice thereof to the Parent;

(xiii) adopt or enter or make any commitment to adopt or enter into any employee benefit plan, program, policy or agreement that would be an “employee benefit plan” as defined in Section 3(3) of the ERISA if it were in existence as of the date of this Agreement;

(xiv) take any action or exercise any discretion to accelerate the vesting or payment of, or to fund or in any other way secure the payment of, any award, compensation or benefit under any Company Stock Plan;

(xv) initiate, settle or compromise any material Legal Action involving or against the Company or any of its Subsidiaries involving the payment of monetary damages by the Company or any of its Subsidiaries exceeding $2,000,000 in the aggregate, including any shareholder derivative or class action claims arising out of or in connection with the Mergers or the other transactions contemplated hereby, and excluding any Legal Action brought against the Parent Parties arising out of a breach or alleged breach of this Agreement by the Parent Parties;

(xvi) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Company Material Contracts or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Company Material Contract, or enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, except in the ordinary course of business consistent with past practice;

(xvii) enter into or amend or otherwise modify any Contract or transaction of the type described in Section 3.1(i);

(xviii) (A) enter into or amend any employment, consulting, severance, retention, change in control, tax gross-up, deferred compensation, special or stay bonus, or any other agreement with any officer or director, employee or contractor of the Company or any Subsidiary of the Company, (B) increase the amount of compensation, bonus or other benefits payable to any current or former director, trustee, officer or other employee (other than in the ordinary course of business consistent with past practices) of the Company or the Subsidiaries of the Company, or (C) grant any severance or termination pay or benefits (or any increase in the amount of such pay or benefits) to any current or former director, trustee, officer or other employee of the Company or the Subsidiaries of the Company;

(xix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Mergers); or

(xx) agree, resolve or commit to (A) do any action restricted by this Section 4.1 or (B) accept any restriction that would prevent the Company or any of its Subsidiaries from taking any action required by this Section 4.1.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board (based on the recommendation of the Company Special Committee), upon advice of counsel to the Company, is reasonably necessary for the Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or distribution payments to shareholders of the Company in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Subsidiary of the Company as a partnership or disregarded entity for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Company from taking any action, at any time or from time to time, as the Company determines to be necessary to (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Tax Protection Agreement; provided, however, that if the Company or any Subsidiary of the Company proposes to take any action pursuant to this paragraph, the Company shall promptly notify Parent and consider in good faith any reasonable request of Parent to take such actions as will reduce any adverse effects on Parent or its direct or indirect owners or affiliates.

Section 4.2. Conduct of Business by the Parent and the Merger Sub.

(a) During the Interim Period, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of the Company, each Parent Party agrees that it shall, and shall cause each of its Subsidiaries to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts (i) to preserve intact its current business organization, goodwill and ongoing businesses, (ii) to maintain the Parent’s status as a REIT within the meaning of the Code, (iii) to preserve its current beneficial relationships with any Person with which the Parent has material business relationships (including, without limitation, customers, suppliers, directors, officers and other employees if any), and (iv) to keep available the services of its officers and key employees, if any.

(b) The Parent Parties shall use their commercially reasonable efforts to (i) obtain the opinions of counsel referred to in Section 6.2(d) and Section 6.1(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Parent and the Parent Operating Partnership with the knowledge necessary to make the representations contained therein, containing representations of the Parent and the Parent Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 6.2(d) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Parent REIT Representation Letter”), and (iii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Parent with the knowledge necessary to make the representations contained therein, containing representations of the Parent as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 6.1(f) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Parent Reorganization Representation Letter”).

(c) Without limiting the generality of the foregoing, during the Interim Period, except (A) solely in the case of subsections (iii), (iv), (vi), (ix), (xvi), (xix) and (xx) below, in each case, to the extent required in connection with the entry into and consummation of the Other Strategic Transactions, (B) as required or otherwise necessary or advisable to effectuate the Mergers and all transactions contemplated by this Agreement and the Ancillary Agreements, including issuances of securities or the incurrence of indebtedness to fund the Mergers and transactions contemplated by this Agreement and Ancillary Agreements and pay related costs and expenses, or (C) as otherwise set forth on Schedule 4.2 of the Parent Disclosure Letter or as otherwise expressly contemplated by this Agreement, the Plan or Merger and any Ancillary Agreements, the Parent Parties shall not, and shall cause each of such entity’s Subsidiaries not to (and not to authorize or commit or agree to), unless the Company, with the approval of the Company Special Committee, shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) except for regular monthly dividends as set forth on Schedule 4.2(c) of the Parent Disclosure Letter, declare, set aside or pay any dividends on, or make any other distributions in respect of, any shares of capital stock of the Parent (provided that Parent and its Subsidiaries shall be permitted to pay dividends and make distributions, including under Sections 858 and 860 of the Code, reasonably necessary for the Parent to maintain its status as a REIT under the Code and avoid or reduce the imposition of any corporate level Tax or excise Tax under the Code), (B) split, combine or reclassify any capital stock, partnership interests or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock, partnership interests or other equity interests, or (C) purchase, redeem or otherwise acquire any shares of capital stock, partnership interests or other equity interests of the Parent or any Subsidiary of the Parent;

(ii) amend the Parent Organizational Documents;

(iii) merge or consolidate with any Person;

(iv) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets, or by lease or license) any real property, corporation, partnership or other business organization or division thereof (except of or from any Subsidiary of the Parent), or acquire other assets, other than (A) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s length terms in the ordinary course of business of the Parent and its Subsidiaries in a manner that is consistent with past practice, (B) acquisitions set forth on Schedule 3.2(l)(i)(G) of the Parent Disclosure Letter and (C) any acquisition of real property that does not exceed $50,000,000 in the aggregate;

(v) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) the Parent to fail to qualify as a REIT or (B) any Subsidiary of the Parent or Other Parent Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(vi) issue, deliver or sell, or grant any option or other right in respect of, any shares of capital stock or debt securities, any other voting or redeemable securities of the Parent or any Subsidiary of the Parent or any Equity Equivalents of the Parent, except to the Parent or a Subsidiary of the Parent and other than (x) the issuance of any shares of capital stock pursuant to any distribution reinvestment plan or upon the exercise of stock options that are outstanding on the date of this Agreement in accordance with the terms of the Parent Stock Incentive Plans, as in effect on the date of this Agreement; or (y) the issuance of any shares of capital stock upon the redemption of the Parent OP Units in accordance with the terms of the Parent Partnership Agreement as in effect on the date of this Agreement;

(vii) amend any term of any Parent Common Shares or Equity Equivalents of the Parent;

(viii) sell, pledge, lease, dispose of, exclusively license or encumber or grant any third party any rights with respect to any property or assets, other than leases, licenses or sales of assets, securities, properties, interests or businesses in the ordinary course of business in a manner that is consistent with past practice and where the assets which did not, individually or in the aggregate, contribute more than 10% of the Parent’s earnings before interest, taxes, depreciation and amortization for the fiscal year ending December 31, 2015;

(ix) other than in the ordinary course of business and consistent with past practice (A) incur, create or assume any indebtedness or issue or amend the terms of any debt securities, (B) assume, guarantee or endorse, or otherwise become responsible for the obligations of any other Person or entity (other than any Subsidiary of the Parent) for borrowed money, or (C) pledge, encumber or otherwise subject to an Encumbrance, other than a Permitted Lien, any Parent Properties;

(x) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Parent;

(xi) other than in the ordinary course of business, (A) make, modify or rescind any material Tax election, (B) change any annual Tax accounting period if such change would result in material Taxes, (C) adopt or change any method of tax accounting except as required by applicable Law, if such change would result in material Taxes, (D) file or amend any material Tax Returns, (E) enter into any material closing agreement, (F) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case, for an amount materially in excess of the amount accrued or reserved with respect to Taxes, or (G) agree to a waiver or extension of a statute of limitations with respect to Taxes;

(xii) (A) change in any material manner any of its methods, principles or practices of accounting in effect at the Financial Statement Date, (B) initiate, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises in an amount not to exceed, individually or in the aggregate, $2,000,000, (C) apply for or enter into any private letter ruling, closing agreement, or other similar agreement, arrangement or determination related to Taxes, except, in the case of clause (A) or (C), as may be required by the SEC, applicable Law or GAAP and with notice thereof to the Parent;

(xiii) adopt or enter or make any commitment to adopt or enter into any employee benefit plan, program, policy or agreement that would be an “employee benefit plan” as defined in Section 3(3) of the ERISA if it were in existence as of the date of this Agreement;

(xiv) take any action or exercise any discretion to accelerate the vesting or payment of, or to fund or in any other way secure the payment of, any award, compensation or benefit under the Parent Stock Incentive Plan;

(xv) initiate, settle or compromise any material Legal Action involving or against the Parent or any of its Subsidiaries involving the payment of monetary damages by the Company or any of its Subsidiaries exceeding $2,000,000 in the aggregate, including any shareholder derivative or class action claims arising out of or in connection with the Mergers or the other transactions contemplated hereby, and excluding any Legal Action brought against the Company Parties arising out of a breach or alleged breach of this Agreement by the Company Parties;

(xvi) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Parent Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Parent Material Contract, or enter into any Contract that would have been a Parent Material Contract had it been entered into prior to this Agreement, except in the ordinary course of business consistent with past practice;

(xvii) enter into or amend or otherwise modify any Contract or transaction of the type described in Section 3.2(i);

(xviii) (A) enter into or amend any employment, consulting, severance, retention, change in control, tax gross-up, deferred compensation, special or stay bonus, or any other agreement with any officer or director, employee or contractor of the Parent or any Subsidiary of the Parent, (B) increase the amount of compensation, bonus or other benefits payable to any current or former director, trustee, officer or other employee (other than in the ordinary course of business consistent with past practices) of the Parent or the Subsidiaries of the Parent, (C) grant any severance or termination pay or benefits (or any increase in the amount of such pay or benefits) to any current or former director, trustee, officer or other employee of the Parent or the Subsidiaries of the Parent;

(xix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent, the Merger Sub or any such entity’s Subsidiary (other than the Mergers); or

(xx) agree, resolve or commit to (A) do any action restricted by this Section 4.2 or (B) accept any restriction that would prevent the Parent, the Merger Sub or any such entity’s Subsidiary from taking any action required by this Section 4.2.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board (based on the recommendation of the Parent Special Committee), upon advice of counsel to the Parent, is reasonably necessary for the Parent to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or distribution payments to shareholders of the Parent in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Subsidiary of the Parent as a partnership or disregarded entity for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of

Section 856 of the Code, as the case may be; and (ii) the Parent from taking any action, at any time or from time to time, as the Parent determines to be necessary to (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Tax Protection Agreement; provided, however, that if the Parent, the Merger Sub or any Subsidiary of the Parent proposes to take any action pursuant to this paragraph, the Parent shall promptly notify the Company and consider in good faith any reasonable request of the Company to take such actions as will reduce any adverse effects on the Company or its direct or indirect owners or affiliates.

Section 4.3. Control of Other Party’s Business.  Nothing in this Agreement will give the Parent Parties, directly or indirectly, the right to control the Company Parties or direct the business or operations of the Company Parties prior to the Effective Time. Nothing contained in this Agreement will give the Company Parties, directly or indirectly, the right to control the Parent Parties or direct the business or operations of the Parent Parties prior to the Effective Time. Prior to the Effective Time, the Parent Parties and the Company Parties will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations and the operations of their respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place any of the Parent Parties or the Company Parties in violation of applicable Law.

ARTICLE V
ADDITIONAL COVENANTS

Section 5.1. Preparation of the Registration Statement and the Joint Proxy Statement; Shareholder Meetings.

(a) The Parent shall use commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Parent Common Shares issuable in the Merger (the “Form S-4”) as soon as practicable following the execution of this Agreement. The Company and the Parent shall cooperate and use commercially reasonable efforts to promptly prepare, for inclusion in the Form S-4, a proxy statement with respect to each of the Company Shareholder Meeting and the Parent Shareholder Meeting in connection with the Merger (the “Joint Proxy Statement ”). The Company and the Parent shall furnish all information concerning such party and its Affiliates to the other (including the Parent Special Committee and the Company Special Committee), and provide such other assistance as may reasonably be requested by the Parent or the Company (including the Parent Special Committee and the Company Special Committee) in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The respective parties will cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Company and the Parent shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable and to keep the Form S-4 effective as long as necessary to consummate the Mergers and other transactions contemplated hereby. The Parent shall take all action required to be taken under any applicable state securities or “Blue Sky” laws in connection with the issuance of the Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company, its Subsidiaries and shareholders as may be reasonably requested in connection with any such action. Except for annual, quarterly and current reports filed or furnished with the SEC under the Exchange Act, which may be incorporated by reference therein (but subject to Section 5.6), no filing of, or amendment or supplement to, the Form S-4 and no response to SEC comments thereon shall be made by the Parent without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company the opportunity to review and comment thereon, and the Parent shall give reasonable and good faith consideration to any comments thereon made by the Company and its counsel. The Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC or other applicable securities regulator for amendment of the Joint Proxy Statement, the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission. The Company will advise the Parent, promptly after it receives notice thereof, of any oral or written request by the SEC or other applicable securities regulator for amendment of the Joint Proxy Statement, or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission. Each of the Company and the Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement or the Form S-4. If at any time prior to the Effective Time any information relating to the Parent Parties or the Company Parties, or any of their respective Affiliates, officers or directors, should be discovered by the Parent or any Company which should be set forth in an amendment or supplement to the Form S-4 or Joint Proxy Statement so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC or other applicable securities regulator and, to the extent required by Law, disseminated to the shareholders of the Company. All filings by each of the Parent and the Company with the SEC in connection with the transactions contemplated hereby, including all mailings to the shareholders of each of the Parent and the Company in connection with the Merger and transactions contemplated by this Agreement, shall be subject to the reasonable prior review and comment by each of the Parent and the Company (including the Parent Special Committee and Company Special Committee).

(b) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Organizational Documents, establish a record date, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournments or postponements thereof, the “Company Shareholder Meeting”) for the purpose of obtaining the Company Shareholder Approval and the Company Specified Charter Amendment Approval. As promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, the Company will cause the Joint Proxy Statement to be mailed to its shareholders and hold the Company Shareholder Meeting. Except to the extent that the Company Board (based on the recommendation of the Company Special Committee) shall have withdrawn, qualified or modified its approval or recommendation of this Agreement or the Merger in compliance with Section 5.4(d), Section 5.4(e) and Section 5.4(f), the Company Board shall recommend to holders of the Company Shares that they approve the Merger and the transactions contemplated by this Agreement and the Ancillary Agreements and shall include such recommendations in the Joint Proxy Statement (the “Company Recommendation”) and shall also recommend to holders of the Company Shares that they approve the Company Specified Charter Amendments. Subject to Section 5.4(d), Section 5.4(e) and Section 5.4(f), the Company will use commercially reasonable efforts to solicit or cause to be solicited from the shareholders of the Company proxies in favor of the approval of the Merger and the transactions contemplated by this Agreement and the Ancillary Agreements, as well as the Company Specified Charter Amendments, and will take all other action necessary or advisable to secure the vote or consent of the shareholders of the Company required by this Agreement and applicable Law to obtain such approvals. Notwithstanding the foregoing provisions of this Section 5.1(b), if, on the date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Specified Charter Amendment Approval or the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments (but in no event beyond the date that is two Business Days prior to the Outside Date) of the Company Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies for the Company Specified Charter Amendment Approval and Company Shareholder Approval.

(c) As promptly as practicable following the date of this Agreement, the Parent shall, in accordance with applicable Law and the Parent Organizational Documents, establish a record date, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournments or postponements thereof, the “Parent Shareholder Meeting”) for the purpose of obtaining the Parent Shareholder Approval. As promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, the Parent will cause the Joint Proxy Statement to be mailed to its shareholders and hold the Parent Shareholder Meeting. Except to the extent the Parent Board (based on the recommendation of the Parent Special Committee) shall have withdrawn, qualified or modified its approval or recommendation of the Merger and issuance of the Parent

Common Shares to be issued in the Merger in compliance with Section 5.5(b), the Parent Board shall recommend to holders of the Parent Common Shares that they approve the Merger and issuance of the Parent Common Shares to be issued in the Merger and shall include such recommendations in the Joint Proxy Statement (the “Parent Recommendation”). Subject to Section 5.5(b), the Parent will use commercially reasonable efforts to solicit or cause to be solicited from the shareholders of the Parent proxies in favor of the approval of the Merger and issuance of the Parent Common Shares to be issued in the Merger and will take all other action necessary or advisable to secure the vote or consent of the shareholders of the Parent required by this Agreement and applicable Law to obtain such approvals. Notwithstanding the foregoing provisions of this Section 5.1(c), if, on the date for which the Parent Shareholder Meeting is scheduled, the Parent has not received proxies representing a sufficient number of Parent Common Shares to obtain the Parent Shareholder Approval, whether or not a quorum is present, the Parent shall have the right to make one or more successive postponements or adjournments (but in no event beyond the date that is two Business Days prior to the Outside Date) of the Parent Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies for the Parent Shareholder Approval.

(d) The Parent shall promptly prepare and file with the NYSE a listing application covering the Parent Common Shares issuable in the Merger, and use all commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Shares.

Section 5.2. Access to Information; Confidentiality.

(a) Subject to the requirements of confidentiality agreements with third parties, upon 24 hours prior written notice, each of the Company Parties on the one hand, and the Parent Parties, on the other hand, shall, and the Company Parties and the Parent Parties shall cause each of their Subsidiaries to, afford to the other parties and their officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access during normal business hours during the Interim Period, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company Parties, on the one hand and the Parent Parties on the other hand, shall, and shall cause each of their Subsidiaries to furnish promptly to the other parties (a) a copy of each report, schedule, registration statement and other document filed by such party during such period pursuant to the requirements of federal or state securities laws, (b) a copy of each debt agreement, ground lease, owner’s or leasehold title insurance policy, existing survey, financial report of the Company Properties or Parent Properties as applicable, property improvement plan for the Company Properties or Parent Properties, as applicable, and existing environmental audit for the Company Properties and Parent Properties, as applicable, and (c) all other information concerning its business, properties and personnel as other party may reasonably request, including financial statements, Tax Returns, leases, certificates of occupancy, tax statements, service agreements, license or franchise agreements and Permits. Notwithstanding the foregoing, neither the Company Parties nor the Parent Parties shall be required by this Section 5.2 to provide the other party or the Representatives of such other party with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) to the extent such information is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would, based on the advice of counsel, violate any Law or fiduciary or legal duty (provided, however, that the withholding party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary or legal duty) or (z) to the extent such information, based on the advice of counsel, is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the parties hereto will use its commercially reasonable efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder.

(b) Each of the Company Parties and Parent Parties shall comply with the terms of the Confidentiality Agreement with respect to all information concerning the other party provided to their respective officers, employees, accountants, counsel, financial advisors and other Representatives and Affiliates.

Section 5.3. Commercially Reasonable Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company Parties and Parent Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective the Mergers and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Mergers, this Agreement, the Ancillary Agreements, or the consummation of any of the other transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by and to fully carry out the purposes of this Agreement and the Ancillary Agreements. In connection with and without limiting the foregoing, (x) the Company Parties shall take all action necessary so that no “fair price,” “business combination,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under state or federal laws of the U.S. or similar statute or regulation (a “Takeover Statute”) is or becomes applicable to the Mergers, this Agreement, the Ancillary Agreements, or any of the other transactions contemplated hereby and thereby, and (y) if any Takeover Statute becomes applicable to the Mergers, this Agreement, the Ancillary Agreements, or any of the other transactions contemplated hereby or thereby, each of the Company Parties and Parent Parties shall take all action necessary so that the Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Mergers or the consummation of any of the other transactions contemplated hereby.

(b) Subject to applicable Law and the instructions of any Governmental Entity, each of the Company Parties and Parent Parties shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the others with copies of notices or other written communications received by any of the Company Parties or Parent Parties or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(c) The Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Commitment Letter, including maintaining in effect the Commitment Letter and using commercially reasonable efforts to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis all conditions to the Parent and/or the Merger Sub obtaining the Debt Financing set forth therein, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including any related flex provisions) or on other terms that are (x) reasonably acceptable to the Financing Sources and (y) in the aggregate not materially less favorable, taken as a whole, to the Parent and/or the Merger Sub than those set forth in the Commitment Letter, (iii) cause its senior management and the senior management of its other Affiliates, if applicable, to cooperate with the marketing and/or syndication efforts of the Financing Sources for the Debt Financing, (iv) timely prepare the necessary information memoranda or other offering documents or marketing materials with respect to the Debt Financing, (v) commence the marketing and/or syndication activities contemplated by Commitment Letter as promptly as practicable, and (vi) consummate the Debt Financing at or prior to Closing. If any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in the Commitment Letter (after taking into account any applicable flex terms), the Parent shall use its commercially reasonable efforts to arrange to obtain alternative financing, including from alternative sources, on terms in the aggregate not materially less favorable to the Parent and the Merger Sub than the Debt Financing contemplated by the

Commitment Letter in an amount sufficient to replace any unavailable portion of the Debt Financing (“Alternative Financing”) to the extent necessary to make the representations and warranties in Section 3.2(y) to be true and correct in all material respects as of the Closing Date as promptly as practicable following the occurrence of such event and the provisions of this Section 5.3 and Section 3.2(y) shall be applicable to the Alternative Financing, and, for the purposes of this Section 5.3 and Section 5.18, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to the Commitment Letter or other Debt Financing Documents shall include the applicable documents for the Alternative Financing and all references to the Financing Sources shall include the Persons providing or arranging the Alternative Financing and other applicable Persons consistent with the definition of the term “Financing Sources”. The Parent and the Merger Sub shall each (A) comply in all material respects with the Commitment Letter and each of the Debt Financing Documents, (B) enforce in all material respects its rights under each Debt Financing Document and (C) not permit, without the prior written consent of the Company, any material amendment or modification to be made to any Debt Financing Document or the fee letter referred to in the Commitment Letter that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (I) delay or prevent the Closing, (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) materially less likely to occur or (III) adversely impact the ability of the Parent or the Merger Sub to enforce its rights against any other party to any Debt Financing Document. Each of the Parent and the Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, is not a condition to the Closing and reaffirms its respective obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in ARTICLE VI. In the event that the Parent and the Merger Sub fail to consummate the transactions contemplated hereby within three (3) Business Days (unless the Parent and the Company have agreed to a later Closing time, in which event, as of one Business Day following such time) after satisfaction (or waiver by the party or parties entitled to the benefit thereof) of the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and after receipt by Parent of a letter from the Company indicating that it is ready and willing to close and (ii) as of such time, the Parent and the Merger Sub shall not have obtained the Debt Financing or any Alternative Financing, the Company shall be entitled to terminate this Agreement pursuant to Section 7.1(c)(i) and the Parent shall be obligated to pay the Termination Fee to the Company in accordance with Section 7.4(e), subject to the limitations set forth in Section 7.4(g).

(d) The Parent shall give the Company prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Commitment Letter or other Debt Financing Document of which the Parent becomes aware, (ii) if and when the Parent becomes aware that any portion of the Debt Financing contemplated by the Commitment Letter may not be available for the purposes of the Debt Financing, (iii) of the receipt of any written notice or other written communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to the Commitment Letter or other Debt Financing Document or (y) material dispute or disagreement between or among any parties to the Commitment Letter or other Debt Financing Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or the Debt Financing Documents), (iv) if for any reason the Parent believes in good faith that it or the Merger Sub will not be able to obtain any portion of the Debt Financing on the terms, in the manner and from the sources contemplated by the Commitment Letter (including any related flex terms) or the definitive agreements with respect thereto and (v) of any expiration or termination of the Commitment Letter or other Debt Financing Document.

(e) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of the parties hereto, any of the other Company Parties or any of the other Parent Parties, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any Liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate reasonably with respect to accommodations that may be requested or appropriate to obtain such consents.

Section 5.4. No Solicitation of Transactions.

(a) Notwithstanding anything to the contrary contained in this Agreement but subject to Section 5.4(e) and Section 5.4(f), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on October 21, 2016 (the “Go Shop Period End Time”), the Company, the Subsidiaries of the Company and their respective Representatives may and shall have the right to, directly or indirectly: (i) initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure or (C) providing access to the properties, offices, assets, books, records and personnel of the Company and the Subsidiaries of the Company and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that the Company has previously or substantially contemporaneously furnished, made available or provided access to such non-public information to the Parent; (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal; (iii) release any Person from, or refrain from enforcing, any standstill agreement or similar obligation to the Company or any of the Subsidiaries of the Company; and (iv) disclose to the shareholders of the Company any information required to be disclosed under applicable Law. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a proposal or offer regarding an Acquisition Proposal not later than the Go Shop Period End Time that has not been withdrawn and that the Company Special Committee determines prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than two (2) Business Days before the date of the Go Shop Period End Time, not later than two (2) Business Days after the Go Shop Period End Time), has resulted in, or could be reasonably expected to result in, a Superior Proposal. No later than two (2) Business Days after the Go Shop Period End Time, the Company shall notify the Parent in writing of the identity of each Go Shop Bidder and provide to the Parent (x) a copy of any related Acquisition Proposal made in writing and any other written material terms or proposals provided (including, to the extent not included therein, a copy of the acquisition agreement and any related transaction documents and financing commitments, if any) to the Company or any Company Subsidiary and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally).

(b) Except as permitted by, and subject to, Section 5.4(d), Section 5.4(e) and Section 5.4(f), and except with respect to a Go Shop Bidder, from and after the Go Shop Period End Time, the Company shall not, and shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, (i) initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person, or furnish to any Person other than the Parent any non-public information, in furtherance of such inquiries or to obtain an Acquisition Proposal, (iii) release any Person from or fail to enforce any standstill agreement or similar obligation to the Company or any of the Subsidiaries of the Company, (iv) withdraw, modify or amend the Company Recommendation in any manner adverse to the Parent or the Merger Sub or fail to make the Company Recommendation or fail to include the Company Recommendation in the Joint Proxy Statement, (v) approve, endorse or recommend any Acquisition Proposal, (vi) enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) relating to an Acquisition Proposal, or (vii) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the Company Organizational Documents for purposes of facilitating an Acquisition Proposal (any event described in clause (iv), clause (v), clause (vi) or clause (vii), whether taken by the Company Board or a committee thereof, a “Company Change in Recommendation”). For the avoidance of doubt, after the Go Shop Period End Time until the receipt of the Company Shareholder Approval, the Company, its Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 5.4(a) with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time if the Company Special Committee has determined in good faith following consultation with its legal and financial advisors that such Acquisition Proposal (as may be amended or modified) is or could be reasonably expected to result in a Superior Proposal; provided that a Go Shop Bidder shall cease to be a Go Shop Bidder if the negotiations between the Company and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated. The Company agrees that in the event any Representative of the Company or any Subsidiary of the Company takes any action on behalf of the Company that, if taken by the Company, would constitute a material violation of this Section 5.4(b), then the Company shall be deemed to be in violation of this Section 5.4(b) for all purposes of this Agreement.

(c) Except as permitted by, and subject to, Section 5.4(b), Section 5.4(d), Section 5.4(e) and Section 5.4(f), after the Go Shop Period End Time, the Company shall, and shall cause each of its Subsidiaries and their respective Representatives to, immediately cease any discussions, negotiations or communications with any Person (other than Go Shop Bidders and the Parent) with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person (other than Go Shop Bidders and the Parent).

(d) If, from and after the Go Shop Period End Time and prior to receipt of the Company Shareholder Approval, the Company or any of its Subsidiaries or their respective Representatives receives a bona fide written Acquisition Proposal which has not been initiated, solicited, encouraged or facilitated in violation of Section 5.4(b), and which the Company Special Committee has determined in good faith following consultation with its legal and financial advisors is or could be reasonably expected to result in a Superior Proposal, the Company and its Subsidiaries or any of their respective Representatives thereafter may take the following actions: (i) furnish, make available or provide access to non-public information with respect to the Company and its Subsidiaries to the Person who made such Acquisition Proposal and such Person’s Representatives (provided that the Company (A) has previously furnished, made available or provided access to such non-public information to the Parent and (B) furnishes, makes available or provides access to such non-public information pursuant to an Acceptable Confidentiality Agreement), (ii) participate in negotiations regarding such Acquisition Proposal, and (iii) disclose to the shareholders of the Company any information required to be disclosed under applicable Law. From and after the Go Shop Period End Time, in the event the Company, any of its Subsidiaries or any of their respective Representatives receives from a Person (including a Go Shop Bidder) or group of related Persons (x) an Acquisition Proposal or an amended or modified proposal or offer with respect to any such Acquisition Proposal, (y) any request for information relating to the Company or its Subsidiaries from a Person who informs the Company or any of its Subsidiaries that it is considering making or has made an Acquisition Proposal or (z) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, the Company shall promptly notify the Parent of (but in no event more than 48 hours following) such receipt. Such notification shall include, to the extent then known, the identity of the parties and a copy of such Acquisition Proposal, inquiry or request or, if not made in writing, a written description of the material terms thereof. The Company shall keep the Parent apprised on a current basis of (and in any event no later than 24 hours after) any material developments, discussions and negotiations concerning, any such Acquisition Proposal, inquiry or request, including by furnishing copies of any documentation and written correspondence that supplements or amends any such Acquisition Proposal, inquiry or request. Notwithstanding anything to the contrary in this Agreement, but subject to the preceding three sentences, nothing herein shall prohibit the Company, its Subsidiaries and their respective Representatives from contacting in writing any Person submitting an Acquisition Proposal (that was not the result of a violation of this Section 5.4) solely to clarify the terms of the Acquisition Proposal for the sole purpose of the Company Board (or the Company Special Committee) informing itself about such Acquisition Proposal. Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality agreement that would prohibit it from providing such information to the Parent.

(e) At any time prior to receipt of the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith after consultation with its legal advisor (and based on the recommendation of the Company Special Committee) that the failure to do so would be reasonably likely to be inconsistent with directors’ duties under applicable Law, (i) upon receipt by the Company of an Acquisition Proposal that constitutes a Superior Proposal (whether or not from a Go Shop Bidder), make a Company Change in Recommendation (and the Company may so terminate this Agreement in accordance with

Section 7.1(c)(ii) of this Agreement and enter into an agreement relating to, or for the implementation of, such Superior Proposal); or (ii) otherwise make a Company Change in Recommendation in response to a Company Intervening Event in circumstances not involving an Acquisition Proposal; provided that:

(A) in the case of a Company Change in Recommendation under clause (i) of this Section 5.4(e), (1) such Acquisition Proposal did not result from the Company’s breach of its obligations under this Section 5.4, and (2) the Company Board has determined in good faith, after consultation with its legal and financial advisors (and based on the recommendation of the Company Special Committee), that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its legal advisor, that the failure of the Company to terminate this Agreement in accordance with Section 7.1(c)(ii) or make a Company Change in Recommendation, as the case may be, would be inconsistent with directors’ duties under applicable Law, taking into account all adjustments to the terms of this Agreement that have been offered by the Parent pursuant to Section 5.4(e)(D);

(B) in the case of a Company Change in Recommendation under clause (ii) of this Section 5.4(e), the Company Board has determined in good faith, after consultation with its legal advisor (and based on the recommendation of the Company Special Committee), that failure of the Company to make a Company Change in Recommendation would be reasonably likely to be inconsistent with directors’ duties under applicable Law, taking into account all adjustments to the terms of this Agreement that have been offered by the Parent pursuant to Section 5.4(e)(D);

(C) the Company has notified the Parent in writing that the Company Board intends to make a Company Change in Recommendation or enter into an agreement related to the Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Company Change Notice”); and

(D) during the three (3) Business Day period following the Parent’s receipt of a Company Change Notice, the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), the Parent in making adjustments to the terms and conditions of this Agreement such that (1) in circumstances involving or relating to an Acquisition Proposal, the Superior Proposal ceases to be a Superior Proposal; provided that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and the Company may not terminate this Agreement pursuant to Section 7.1(c) or make a Company Change in Recommendation pursuant to clause (i) of this Section 5.4(e) unless the Company has complied with the requirements of this Section 5.4(e) with respect to each such new Acquisition Proposal including sending a Company Change Notice with respect to each such new Acquisition Proposal (except that the new negotiation period under this Section 5.4(e)(D) shall be two (2) Business Days instead of three (3) Business Days), and (2) in circumstances not involving an Acquisition Proposal, as may be proposed by the Parent.

(f) Nothing in this Section 5.4 or elsewhere in this Agreement shall prevent the Company Board or the Company, directly or indirectly, from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal, making any required disclosure to the shareholders of the Company under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith after consultation with its legal advisors (and based on the recommendation of the Company Special Committee) that the failure to do so would be inconsistent with directors’ duties under applicable Law; provided, however, that a Company Change in Recommendation may only be effected in accordance with Section 5.4(e).

Section 5.5. Parent Change in Recommendation.

(a) Except as permitted by, and subject to, Section 5.5(b), from and after the date of this Agreement, the Parent shall not withdraw, modify or amend the Parent Recommendation in any manner adverse to the

Company or fail to make the Parent Recommendation or fail to include the Parent Recommendation in the Joint Proxy Statement (such event, whether taken by the Parent Board or a committee thereof, a “Parent Change in Recommendation”).

(b) At any time prior to receipt of the Parent Shareholder Approval, the Parent Board may, if the Parent Board determines in good faith after consultation with its legal and financial advisors (and based on the recommendation of the Parent Special Committee) that the failure to do so would be reasonably likely to be inconsistent with directors’ duties under applicable Law, make a Parent Change in Recommendation in response to a Parent Intervening Event; provided that:

(i) the Parent Board has determined in good faith, after consultation with its legal advisors (and based on the recommendation of the Parent Special Committee), that failure of the Parent to make a Parent Change in Recommendation would be reasonably likely to be inconsistent with directors’ duties under applicable Law, taking into account all adjustments to the terms of this Agreement that have been offered by the Company pursuant to Section 5.5(b)(iii);

(ii) the Parent has notified the Company in writing that the Parent Board intends to make a Parent Change in Recommendation (a “Parent Change Notice”); and

(iii) during the three (3) Business Day period following the Company’s receipt of a Parent Change Notice, the Parent shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), the Company in making adjustments to the terms and conditions of this Agreement as may be proposed by the Company.

Section 5.6. Public Announcements.  Except (a) with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with the terms of this Agreement and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 5.6, the parties hereto will consult with each other (including, in the case of the Company, the Company Special Committee and, in the case of the Parent, the Parent Special Committee) before issuing, and provide the Company Special Committee and Parent Special Committee, the opportunity to review and comment upon, any press release or other public statements with respect to the Mergers or the other transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or stock exchange rules or regulations. The parties agree that the initial press release to be issued with respect to the execution of this Agreement will be in the form agreed to by the parties hereto and approved by the Company Special Committee and the Parent Special Committee.

Section 5.7. Transfer Taxes.  The parties hereto shall cooperate in (a) the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp taxes, any transfer, recording, registration and other fees, any similar taxes and any related interests, penalties and additions to tax (together, “Transfer Taxes”) which become payable in connection with the Mergers and (b) attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Company and the Surviving Partnership shall pay or cause to be paid, without deduction or withholding from the Merger Consideration and Partnership Merger Consideration respectively, all Transfer Taxes.

Section 5.8. Certain Transactions.

(a) Termination of Advisory and Related Party Contracts.  On or prior to the Effective Time, the Company shall terminate, without liability to the Company or its Subsidiaries, the contracts listed on Exhibit B attached hereto pursuant to termination agreements entered into on the date hereof or otherwise, in form and substance reasonably acceptable to the Parent (the “Termination Agreements”).

(b) Company Stock Plans.  On or prior to the Effective Time, the Company shall take any and all actions necessary or appropriate to terminate each Company Stock Plan, in each case in form and substance reasonably acceptable to the Parent.

(c) Company Share Repurchase Program and DRIP.  The Company shall take all actions required to terminate, effective prior to the Effective Time, the Company Share Repurchase Program and DRIP, including by providing timely notice of termination in form and substance reasonably acceptable to the Parent, and, from and after the date of this Agreement, the Company shall not repurchase or issue any of its capital stock thereunder.

Section 5.9. Indemnification of Directors, Officers, Employees or Agents of the Company.

(a) Indemnification Rights.  From and after the Effective Time, to the fullest extent permitted under applicable Law, the Parent and the Surviving Company (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or agent of the Company and its Subsidiaries (each, an “Indemnified Party”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Company’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Company will not be liable for any settlement effected without the Surviving Company 's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Liability Coverage.  The Surviving Company shall, and Parent shall cause the Surviving Company to, obtain and maintain for a period of six (6) years from and after the Effective Time “run-off” or “tail” director and officer liability coverage for the benefit of the directors, officers and agents of the Company and its Subsidiaries without reduction of existing coverage under, and having terms not less favorable to the insured persons, than the director and officer liability insurance coverage presently maintained by the Company.

(c) Certificate of Formation and Limited Liability Company Agreement of Surviving Company.  The certificate of formation and limited liability company operating agreement of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement or expenses and exculpation of present and former directors, officers, or agents of the Company and any of its Subsidiaries than are presently set forth in the certificate of incorporation and by-laws of the Company or the Company Advisory Agreement as in effect on the date of this Agreement. From and after the Effective Time, the Parent and the Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Indemnified Party as provided in the Company Organizational Documents and the Company Advisory Agreement as in effect on the date of this Agreement shall be assumed by the Surviving Company without further action, at the Effective Time and shall survive the Merger and remain in full force and effect in accordance with their terms, and in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(d) Successors and Assigns.  The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of the Parent and the Surviving Company. The Parent agrees to pay all costs and expenses (including fees and expenses of counsel) that may be incurred by any indemnified party or his or her heirs or his or her personal representatives in successfully enforcing the indemnity or other obligations of the Parent or the Surviving Company under this Section 5.9. The provisions of this Section 5.9 shall survive the Merger and are in addition to any other rights to which an indemnified party may be entitled. In the event that the Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers all or substantially all of its business, properties or assets to any Person, then, and in each such case, to the extent necessary, a proper provision should be made so that the successors and assigns of the Parent, the Surviving Company or any of their respective successors or assigns, as the case may be, shall assume the obligations set forth in this Section 5.9, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each indemnified party covered hereby.

Section 5.10. Litigation.  The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any Legal Action commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or any Subsidiary of the Company or Subsidiary of the Parent, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company Parties shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Parent Parties shall give the Company Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Parent Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.11. Section 16 Matters.  Prior to the Effective Time, each of the parties shall take all such steps as may be required to cause (a) any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of the Parent Common Shares (including derivative securities with respect to the Parent Common Shares) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12. Dividends.  In the event that a dividend or distribution with respect to the Company Shares or the Company OP Units permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of Company Shares or Company OP Units, as applicable, shall be entitled to receive such distribution from the Company immediately prior to the time such shares are exchanged pursuant to ARTICLE II of this Agreement.

Section 5.13. Certain Tax Matters.

(a) Each of the Parent and the Company shall use their commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the Parent Reorganization Representation Letter and Company Reorganization Representation Letter, respectively, and reporting consistently for all federal, state, and local income Tax or other purposes. None of the Parent or the Company shall take any action, or fail to take any action, that would be reasonably expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) The Company, as general partner of the Company Operating Partnership, shall adjust the Gross Asset Value (as defined in the Company Partnership Agreement) of the assets of the Company Operating Partnership immediately prior to the consummation of the transactions contemplated in Section 1.1 in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and paragraph (b) of the definition of Gross Asset Value, and the capital accounts of the partners of the Company Operating Partnership who were partners immediately prior to the consummation of the transactions contemplated in Section 1.1 shall be adjusted to reflect such adjustment to the Gross Asset Value of the assets of the Company Operating Partnership in accordance with the terms of the Company Partnership Agreement.

Section 5.14. FIRPTA Certificate.  On the Closing Date, prior to the Mergers, the Company shall deliver to the Parent a duly executed certificate, dated as of the Closing Date, that, to the Knowledge of the Company Parties (and, if necessary and appropriate, relying on representations of Persons independent of the Company), the Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code. The Company Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Company Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code and, to the extent obtained, shall have delivered such affidavit to the Parent Operating Partnership.

Section 5.15. Stock Exchange Listing.  The Parent shall use commercially reasonable efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time.

Section 5.16. Updates.

(a) From and after the date hereof until the Closing (or the earlier termination of this Agreement in accordance with its terms), the Parent Parties shall keep the Company Parties reasonably informed with respect to the status of any pending Other Strategic Transactions and shall provide the Company Parties with such information related to such transactions as the Company Parties may reasonably request from time to time (the “Other Strategic Parties’ Confidential Information”), subject to the execution by the Company of a confidentiality agreement on terms and conditions substantially similar to the Confidentiality Agreement and providing for (i) confidentiality and non-use covenants on the Company with respect to the Other Strategic Parties’ Confidential Information and (ii) provision permitting the Parent Parties to provide access of Other Strategic Parties to such Other Strategic Transaction to confidential information of the Company Parties so long as such Other Strategic Parties agree to be bound to similar confidentiality and non-use covenants as set forth in clause (i) above. Prior to the execution of any agreement related to any Other Strategic Transaction, the Parent Parties shall provide written notice to the Company Parties and make available to the Company Parties copies of all definitive documents related to such Other Strategic Transaction.

(b) The Parent Parties shall have the right from time to time until three (3) Business Days prior to the anticipated Closing Date to supplement or amend the Parent Disclosure Letter with respect to any matter hereafter arising from Other Strategic Transactions, which if existing or known at the date of this Agreement would have been required to be set forth or described in the Parent Disclosure Letter. Any such updates shall not be deemed to have caused any breach of such representation or warranty and shall not be taken into account for purposes of determining whether or not the condition set forth in Section 6.3(a) has been satisfied.

Section 5.17. Company Special Committee Outside Legal Counsel.  Notwithstanding anything to the contrary in this Agreement or any pre-existing engagement agreements between Arnold & Porter LLP and the Company, for the benefit of the Company Special Committee, all parties to this Agreement acknowledge and agree that: (i) regardless of whether Arnold & Porter LLP has been engaged by the Company Special Committee or by the Company to represent the Company Special Committee, Arnold & Porter LLP’s attorney-client relationship in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby is with the Company Special Committee and not with the Company or any Subsidiary of the Company; (ii) as counsel to the Company Special Committee in connection with the preparation and the negotiation of this Agreement and the consummation of the transactions contemplated hereby, Arnold & Porter LLP has provided and will provide advice solely to the Company Special Committee, and not to the Company or any Subsidiary of the Company; (iii) to the extent that Arnold & Porter LLP has provided services as counsel to the Company Special Committee with, on behalf of or benefiting the Company in connection with the preparation and the negotiation of this Agreement and the consummation of the transactions contemplated by the Agreement, it has done so solely at the direction of and for the Company Special Committee; (iv) the attorney-client relationship with respect to Arnold & Porter LLP’s services in connection with the preparation and the negotiation of this Agreement and the consummation of the Transactions, including all related documents and communications, belong solely to the Company Special Committee; (v) only the Company Special Committee can waive any privilege relating to Arnold & Porter LLP’s services and work product for the Company Special Committee in connection with the preparation and the negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement; and (vi) none of the attorney-client relationships or work product referred to or described in clauses (i)-(iv) of this Section 5.17 are or shall be deemed to be assets of the Company or any Subsidiary of the Company, and all parties agree that the attorney-client relationship, documents and communications, and any privileges associated therewith shall not be transferred to any of the Parent Parties or any affiliate of the Parent Parties by reason of the Mergers and the other transactions contemplated hereby and all of which attorney-client relationships and work product are specifically excluded from the Mergers and the other transactions contemplated hereby.

Section 5.18. Financing Cooperation.

(a) Prior to the Closing, the Company shall and shall cause its Subsidiaries to, cause their respective officers and employees and use commercially reasonable efforts to cause their respective advisors, including legal and accounting advisers, to cooperate with the Parent in connection with the arrangement of the Debt Financing to the extent customary and reasonably requested by the Parent, including using commercially reasonable efforts to (i) furnish the Parent and its financing sources (including the Financing Sources) as promptly as reasonably practicable following the Parent’s request, with information (other than financial information, which is covered by clause (ii) below) regarding the Company Parties (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company Parties) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably available to the Company and reasonably requested in writing by the Parent to assist in preparation of customary information documents or lender presentations (as applicable) relating to such arrangement of loans, and including all information and data that is reasonably necessary to satisfy the conditions set forth in the Commitment Letter (other than financial information, which is covered by clause (ii) below) (collectively, the “Marketing Material”), (ii) furnish to the Parent and its financing sources (including the Financing Sources), as promptly as practicable, all financial statements, pro forma financial statements and other financial data and financial information of the Company Parties, in each case, to the extent reasonably available to the Company and reasonably requested by the Parent to the extent required under the Commitment Letter to consummate the Debt Financing at the time the Debt Financing is to be consummated, including (A) all information and data that is reasonably necessary to satisfy the conditions set forth in paragraphs 5 and 6 of Exhibit C to the Commitment Letter and (B) audited, interim and other financial statements and all customary information to be included in a bank information memorandum or customary offering memorandum, or as otherwise required in connection with the financings contemplated by the Commitment Letter (the information, data, financial statements, pro forma financial statements, business and other financial data and financial information referred to in this clause (ii), together with the authorization letters referred to in clause (xii) below, shall constitute the “Financing Information”), (iii) cause senior management of the Company to participate at reasonable times and upon reasonable notice in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of the Debt Financing, drafting sessions, presentations, and due diligence sessions, (iv) reasonably assist the Parent and the Financing Sources in the preparation of bank information memoranda, offering memoranda, private placement memoranda and similar documents for any portion of the Debt Financing, (v) obtain title insurance surveys, comfort letters and legal opinions reasonably requested by the Parent, furnish to the Parent and the Financing Sources such documentation and other information regarding the business of the Company Parties required with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations necessary to satisfy the condition set forth in paragraph 7 of Exhibit C to the Commitment Letter, (vi) deliver any customary credit agreements and pledge and security documents and otherwise reasonably facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates, customary closing certificates (including a solvency certificate) and documents as may be reasonably requested by the Parent (provided that no obligation of any Company Party under any such agreement or other financing document shall be effective until the Effective Time), (vii) obtain customary authorization letters with respect to the bank information memoranda (including, without limitation, customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders) and consents of accountants to the use of their reports in any materials relating to the Debt Financing, (viii) reasonably assist in (A) the preparation and execution of one or more credit agreements, purchase agreements, currency or interest hedging agreements or (B) the amendment of any of the Company Parties’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by the Parent in connection with the Debt Financing, (ix) cooperate reasonably with the due diligence of the Financing Sources to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company Parties, (x) take such actions as are reasonably requested by the Parent or the Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Debt Financing set forth in the Commitment Letter to the extent within the control of the Company Parties (including (A) delivery to the Parent of the stock certificates of the Company Parties, if any, and (B) corporate actions to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company at Closing) and (xi) to the extent required by the Commitment Letter, take all actions as may be required or reasonably requested by the Parent or the Financing Sources in connection with the repayment of the existing third-party indebtedness for borrowed money of the Company Parties and the termination or release of all commitments or security interests related thereto, which repayment shall occur substantially concurrently with the Closing.

(b) Notwithstanding anything in this Section 5.18 to the contrary, the Company Parties shall not be obligated to provide any Marketing Material or Financial Information the disclosure of which is prohibited by applicable Law or confidentiality obligations (to the extent not entered into in contemplation hereof), the Company Parties shall only be obligated under this Section 5.18 to deliver such Marketing Material and Financial Information to the extent they may be obtained from the books and records of the Company Parties without undue burden or expense, and in no event shall the Financial Information be deemed to include or shall the Company Parties otherwise be required to provide pro forma financial statements or pro forma adjustments related to the Debt Financing. The Company Parties shall not be required to provide any cooperation under this Section 5.18 that (i) causes any representation or warranty of the Company Parties in this Agreement to be breached, or (ii) causes any closing condition set forth in Article VI to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract to which any Company Party is a party. In no event shall any Company Party be in breach of this Agreement because of the failure to deliver any Marketing Material or Financial Information pursuant to this Section 5.18 that is not currently readily available to the Company Parties on the date hereof or is not otherwise prepared in the ordinary course of business of the Company Parties at the time requested by the Parent or for the failure to obtain review of any of the Financial Information by its accountants.

(c) In no event shall any Company Party be required to pay any commitment or similar fee or incur any Liability (including due to the act or omission of any Company Party or any of their respective directors, officers, employees or Representatives) or expense in connection with assisting the Parent in arranging the Debt Financing or as a result of any information provided by the Company Parties or any of their respective directors, officers, employees or Representatives in connection therewith. The Parent shall (i) promptly upon request by the Company, reimburse the Company for all out-of-pocket costs incurred in good faith by the Company Parties in connection with such cooperation and (ii) indemnify and hold harmless the Company Parties and their respective directors, officers, employees and Representatives from and against any and all losses, damages, liabilities, claims and other costs and expenses suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, other than any such losses, damages, liabilities, claims or other costs and expenses to the extent resulting from the gross negligence, willful misconduct or material breach of this Agreement by any of the foregoing.

(d) The Company Parties will use commercially reasonable efforts to provide to the Parent and the Financing Sources such information as may be necessary so that the Financing Information and Marketing Material is true and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1. Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligation of each of the Company Parties, on the one hand, and each of the Parent Parties, on the other hand, to effect the Mergers and to consummate the other transactions contemplated hereby is subject to the satisfaction or waiver by the Company (at the direction of the Company Special Committee) and the Parent (at the direction of the Parent Special Committee) on or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals.  Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained; and the Company Specified Charter Amendment Approval shall have been obtained.

(b) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated hereby shall be in effect.

(c) Termination of Advisory and Related Party Contracts.  The Termination Agreements entered into on the date hereof shall remain in effect and shall not have been amended or modified, or any of the Company’s or the Parent’s rights thereunder waived, except in each case to the extent each of the Company (acting at the direction of the Company Special Committee) and the Parent (acting at the direction of the Parent Special Committee) has approved in writing prior thereto such amendment, modification or waiver.

(d) Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Listing.  The Parent Common Shares to be issued in the Merger shall have been approved for listing on the NYSE.

(f) Tax Opinion Relating to the Merger.  The Parent and the Company shall each have received the written opinion of Proskauer Rose LLP dated as of the Closing Date and in form and substance reasonably satisfactory to each of the Parent and the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Proskauer Rose LLP may rely upon the Company Reorganization Representation Letter and Parent Reorganization Representation Letter. The opinion conditions referred to in this Section 6.1(f) shall not be waivable after receipt of the Company Shareholder Approval and the Parent Shareholder Approval, unless further approval of the shareholders of the Company or the Parent, as the case may be, is obtained with appropriate disclosure.

Section 6.2. Additional Conditions to Obligations of the Parent and the Merger Sub.  The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated hereby are further subject to the following conditions, any one or more of which may be waived by the Parent (acting at the direction of the Parent Special Committee):

(a) Representations and Warranties.  (i) Each of the representations and warranties of the Company set forth in Section 3.1(a), Section 3.1(c), Section 3.1(d)(i) and Section 3.1(j) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except that the accuracy of such representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date and (ii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, except (x) that the accuracy of such representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date, and (y) where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein). The Parent shall have received a certificate (which certificate may be qualified by knowledge to the same extent as such representations and warranties are so qualified) signed on behalf of the Company by the Company’s chief executive officer or chief financial officer to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Parent shall have received a certificate signed on behalf of the Company by the Company’s chief executive officer or chief financial officer on behalf of the Company to such effect.

(c) Absence of Changes.  On the Closing Date, there shall not exist any event, circumstance or occurrence arising after the date of this Agreement, that, individually or in the aggregate, constitutes or would be reasonably expected to result in a Company Material Adverse Effect.

(d) Tax Opinion Relating to REIT Status.  The Company shall have received a written opinion of Proskauer Rose LLP on which the Parent shall be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to the Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2012, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on a Company REIT Representation Letter.

(e) Effectiveness of Company Specified Charter Amendments.  The Company Specified Charter Amendments shall have been filed with and accepted for record by the SDAT and shall be in full force and effect.

Section 6.3. Additional Conditions to Obligation of the Company Parties.  The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated hereby are further subject to the following conditions, any one or more of which may be waived by the Company (acting at the direction of the Company Special Committee):

(a) Representations and Warranties.  (i) Each of the representations and warranties of the Parent and the Merger Sub set forth in Section 3.2(a), Section 3.2(c), Section 3.2(d)(i) and Section 3.2(j) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except that the accuracy of such representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date and (ii) the other representations and warranties of the Parent and the Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, except (x) that the accuracy of such representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Closing Date, and (y) where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications contained therein). The Company shall have received a certificate (which certificate may be qualified by knowledge to the same extent as such representations and warranties are so qualified) signed on behalf of the Parent and the Merger Sub by the chief executive officer or the chief financial officer of the Parent to such effect.

(b) Performance of Obligations of the Parent and Merger Sub.  Each of the Parent and the Merger Sub shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of the Parent by the Parent’s chief executive officer or chief financial officer on behalf of the Parent to such effect.

(c) Absence of Changes.  On the Closing Date, there shall not exist any event, circumstance or occurrence arising after the date of this Agreement, that individually or in the aggregate, constitutes or would be reasonably expected to result in a Parent Material Adverse Effect.

(d) Tax Opinion Relating to REIT Status.  The Parent shall have received a written opinion of Proskauer Rose LLP, or other counsel reasonably acceptable to the Company, on which the Company shall be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with the Parent’s taxable year that ended on December 31, 2013, the Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Parent to meet, and its proposed method of operation will enable the Parent to continue to meet (for the taxable year that will end December 31 of the year that includes the closing and subsequent years), the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on a Parent REIT Representation Letter.

(e) Directors of the Parent.  Resolutions adopted by the Parent Board increasing the size of the Board and electing the two independent directors designated by the Company as of the Effective Time shall remain in full force and effect.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1. Termination.  This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (the date of any such termination, the “Termination Date”):

(a) by mutual written consent duly authorized by the Company Board (with the prior approval of the Company Special Committee) and the Parent Board (with the prior approval of the Parent Special Committee);

(b) by either the Company (with the prior approval of the Company Special Committee) or the Parent (with the prior approval of the Parent Special Committee):

(i) if any judgment, injunction, order, decree, ruling or action by any Governmental Entity of competent authority preventing the consummation of the Mergers shall have become final and nonappealable; provided, however, that a party that has willfully and materially breached a representation, warranty or covenant of such party set forth in this Agreement that has proximately contributed to the occurrence of such judgment, injunction, order, decree, ruling or action shall not be entitled to exercise its right to terminate under this Section 7.1(b)(i);

(ii) if the Mergers shall not have been consummated before March 6, 2017 (the “Outside Date”); provided, however, that if, prior to January 6, 2017, the Form S-4 has not been declared effective by the SEC, then the Outside Date shall be extended on a daily basis until the Form S-4 has been declared effective by the SEC; provided further that the Outside Date shall be no later than April 21, 2017; and provided further, however, that any party that has willfully and materially breached a representation, warranty or covenant of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(b)(ii);

(iii) if, upon a vote taken at the Company Shareholder Meeting or any adjournment thereof, the Company Shareholder Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to the Company if the failure to obtain the Company Shareholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of its obligations under Section 5.1 or Section 5.4 of this Agreement;

(iv) if, upon a vote taken at the Parent Shareholder Meeting or any adjournment thereof, the Parent Shareholder Approval is not obtained; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to the Parent if the failure to obtain the Parent Shareholder Approval shall have been caused by the action or failure to act of the Parent and such action or failure to act constitutes a material breach by the Parent of its obligations under Section 5.1 or Section 5.5 of this Agreement;

(c) by the Company (with the prior approval of the Company Special Committee):

(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from the Company to the Parent and two (2) Business Days before the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements so as to cause any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(ii) if, prior to obtaining the Company Shareholder Approval, the Company Board (based on the recommendation of the Company Special Committee) approves and authorizes the Company to enter into a definitive agreement providing for the implementation of a Superior Proposal in a manner permitted under Section 5.4(e); provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 7.4(b)(ii) is made in full to the Parent and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(iii) if, at any time prior to the Parent Shareholder Approval, the Parent, the Parent Board or any committee thereof, for any reason, shall have effected a Parent Change in Recommendation.

(d) by the Parent (with the prior approval of the Parent Special Committee):

(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from the Parent to the Company and two (2) Business Days before the Outside Date; provided, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Parent is then in material breach of any of its representations, warranties, covenants or agreements so as to cause any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(ii) if, at any time prior to the Company Shareholder Approval, the Company, the Company Board or any committee thereof, for any reason, shall have effected a Company Change in Recommendation; or

(iii) if, at any time prior to the Company Shareholder Approval, (A) the Company Board or any committee thereof shall have approved, adopted or publicly endorsed or recommended any Acquisition Proposal, (B) the Company enters into a Contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.4(d)), (C) a tender offer or exchange offer for any Company Shares that constitutes an Acquisition Proposal (other than by the Parent or any of its Affiliates) is commenced and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company and to publicly reaffirm the Company Recommendation within ten (10) Business Days of being requested to do so by the Parent, (D) the Company Board or any committee thereof fails to include the Company Recommendation in the Joint Proxy Statement, or (E) the Company shall have materially violated any of its obligations under Section 5.4 (or shall be deemed pursuant to the last sentence of Section 5.4(b) to have materially violated) any of its obligations under Section 5.4 (other than any immaterial or inadvertent violations thereof that did not result in an alternative Acquisition Proposal).

Section 7.2. Notice of Termination.  A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis of such termination. If more than one provision in Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in Section 7.1 for any such termination.

Section 7.3. Effect of Termination.  In the event of termination of this Agreement by either the Company or the Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of any party hereto (or any Representatives thereof), except that the provisions of Section 5.2(b), this Section 7.3, Section 7.4 and ARTICLE VIII and the definitions of all defined terms appearing in such section shall survive any such termination; provided, however, that, subject to Section 8.10, nothing herein shall relieve any party hereto from Liability for fraud and nothing herein shall relieve the Company from Liability for any willful and material breach of any of its obligations under Section 5.4.

Section 7.4. Fees and Expenses.

(a) Except as otherwise specified in this Agreement (including this Section 7.4), all out-of-pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Mergers are consummated.

(b) The Company agrees that if this Agreement shall be terminated:

(i) by the Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii);

(ii) by the Company pursuant to Section 7.1(c)(ii); or

(iii) by the Parent pursuant to Section 7.1(d)(i);

then, in each such case, the Company shall pay to the Parent the Termination Fee or, solely with respect to a termination by the Company pursuant to Section 7.1(c)(ii) or by the Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), in each case in connection with the Company entering into or recommending a Superior Proposal with a Go Shop Bidder on or before the date that is fifteen (15) days following the Go Shop Period End Time, the Go Shop Termination Fee, as applicable, in immediately available funds to an account directed by the Parent, which payment shall be made (x) within three (3) Business Days of the Termination Date, in the case of a Termination Fee or Go Shop Termination Fee, as applicable, payable pursuant to Section 7.4(b)(i); (y) concurrently with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee or Go Shop Termination Fee, as applicable, payable pursuant to Section 7.4(b)(ii); and (z) at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Fee payable pursuant to Section 7.4(b)(iii).

(c) The Company agrees that if this Agreement shall be terminated by the Company pursuant to Section 7.1(c)(ii) or by the Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), in each case in connection with the Company entering into or recommending a Superior Proposal with a Go Shop Bidder on or before the date that is fifteen (15) days following the Go Shop Period End Time, then, in addition to payment of the Go Shop Termination Fee as contemplated by Section 7.4(b)(i) or Section 7.4(b)(ii), the Company shall pay, within three (3) Business Days of the Termination Date, to the Parent the Parent Expenses in immediately available funds to an account directed by the Parent.

(d) The Company agrees that if this Agreement shall be terminated by the Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay, within three (3) Business Days of the Termination Date, to the Parent the Parent Expenses in immediately available funds to an account directed by the Parent.

(e) The Parent agrees that if this Agreement shall be terminated by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), then the Parent shall pay, within three (3) Business Days of the Termination Date, to the Company the Termination Fee in immediately available funds to an account directed by the Company.

(f) The Parent agrees that if this Agreement shall be terminated by the Company or the Parent pursuant to Section 7.1(b)(iv), then the Parent shall pay, within three (3) Business Days of the Termination Date, to the Company the Company Expenses in immediately available funds to an account directed by the Company.

(g) Without limiting the rights set forth in Section 8.8 and notwithstanding anything in this Agreement to the contrary, except in the case of fraud or willful and material breach by the Company of any of its obligations under Section 5.4 as expressly set forth in Section 7.3 and subject to the limitations set forth in Section 8.10, in the event that the Termination Fee, the Go Shop Termination Fee, the Company Expenses

and/or the Parent Expenses becomes payable (and, for the avoidance of doubt, in no event shall any such amount be payable by the Financing Sources), as applicable, then such payment shall be the Company’s or the Parent’s, as applicable, and their respective Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the other parties hereto and against the Financing Sources and each of their respective Representatives in respect of this Agreement, the Debt Financing, any Ancillary Agreement, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise. The parties agree that the Termination Fee is not a penalty, but rather a reasonable amount that will compensate the payee(s) thereof for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions hereby. No Company Party shall have any rights or claims against any of the Financing Sources or any of their respective Affiliates relating to this Agreement, the Commitment Letter or the Debt Financing Documents or any of the transactions contemplated hereby or thereby (and the abandonment or termination thereof), or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Financing Sources or any of their respective Affiliates shall have any further Liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby (and the abandonment or termination thereof) or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

(h) For purposes of this Agreement:

(i) “Company Expenses” means all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Company (or its Affiliates) in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable, actual and documented fees and expenses of counsel (including counsel to the Company Special Committee), investment banking firms, financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000.

(ii) “Go Shop Termination Fee” means an amount equal to $5,114,825.

(iii) “Parent Expenses” means all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Parent (or its Affiliates) in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable, actual and documented fees and expenses of counsel (including counsel to the Parent Special Committee), investment banking firms, financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000.

(iv) “Termination Fee” means an amount equal to $25,574,125.

(i) Each of the parties hereto acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement. In the event that the Company shall fail to pay the Go Shop Termination Fee, the Termination Fee or the Parent Expenses, or the Parent shall fail to pay the Termination Fee or the Company Expenses, as the case may be, when due, the Company or the Parent, as the case may be, shall reimburse the Parent or the Company, as the case may be, for all reasonable costs and expenses actually incurred or accrued by the Parent or the Company, as the case may be (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.4. Further, if the Company or the Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.4, and, in order to obtain the payment, the Parent or the Company, as the case may be, commences a suit which results in a judgment against the Company or the Parent, as the case may be, for the payment set forth in this Section 7.4, the Company shall pay to the Parent, or the Parent shall pay to the Company, as the case may be, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as reported in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment. If payable, none of the Go Shop Termination Fee, the Termination Fee, the Parent Expenses and the Company Expenses shall be payable more than once pursuant to this Agreement.

Section 7.5. Escrow of Termination Fees.

(a) In the event that the Company or the Parent, as the case may be (the “Paying Party”), is obligated to pay the Termination Fee or the Go Shop Termination Fee, as the case may be, to the other (the “Fee Recipient”), the Paying Party shall pay to the Fee Recipient from the Termination Fee or the Go Shop Termination Fee, as the case may be, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Termination Fee or the Go Shop Termination Fee, as the case may be, and (ii) the sum of (1) the maximum amount that can be paid to the Fee Recipient without causing the Fee Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)(H) or 856(c)(3)(A)(I) of the Code (“Qualifying Income”), as determined by the Fee Recipient’s independent certified public accountants, plus (2) in the event the Fee Recipient receives either (A) a letter from the its counsel indicating that the Fee Recipient has received a ruling from the IRS described in Section 7.5(b) or (B) an opinion from the Fee Recipient’s outside counsel as described in Section 7.5(b), an amount equal to the Termination Fee or the Go Shop Termination Fee, as the case may be, less the amount payable under clause (1) above. To secure the Paying Party’s obligation to pay these amounts, it shall deposit into escrow an amount in cash equal to the Termination Fee or the Go Shop Termination Fee, as the case may be, with an escrow agent selected by the Fee Recipient and on such terms (subject to Section 7.5(b)) as shall be mutually agreed upon by the Fee Recipient and the escrow agent. The payment or deposit into escrow by the Paying Party pursuant to this Section 7.5(a) shall be made at the time the Paying Party is obligated to pay the Fee Recipient such amount pursuant to Section 7.4 by wire transfer.

(b) The escrow agreement shall provide that the Termination Fee or the Go Shop Termination Fee, as the case may be, in escrow or any portion thereof shall not be released to the Fee Recipient unless the escrow agent receives any one or combination of the following: (i) a letter from the Fee Recipient’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to it without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Fee Recipient’s accountants revising that amount, in which case the escrow agent shall release such amount to the Fee Recipient, or (ii) a letter from the Fee Recipient’s counsel indicating that the Fee Recipient received a ruling from the IRS holding that the receipt by it of the Termination Fee or the Go Shop Termination Fee, as the case may be, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, the Fee Recipient’s outside counsel has rendered a legal opinion to the effect that the receipt by the Fee Recipient of the Termination Fee or the Go Shop Termination Fee, as the case may be, would constitute Qualifying Income, would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or would not otherwise disqualify the Fee Recipient as a REIT), in which case the escrow agent shall release the remainder of the Termination Fee or the Go Shop Termination Fee, as the case may be, to the Fee Recipient. The parties hereto agree to amend this Section 7.5 at the request of the Fee Recipient in order to (x) maximize the portion of the Termination Fee or the Go Shop Termination Fee, as the case may be, that may be distributed to the Fee Recipient hereunder without causing the Fee Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Fee Recipient’s chances of securing a favorable ruling described in this Section 7.5(b) or (z) assist the Fee Recipient in obtaining a favorable legal opinion from its outside counsel as described in this Section 7.5(b). The escrow agreement shall also provide that any portion of the Termination Fee or the Go Shop Termination Fee, as the case may be, remaining in escrow on the date that is five (5) years after the date the Termination Fee or the Go Shop Termination Fee, as the case may be, was deposited into escrow shall be released by the escrow agent to the Fee Recipient. Any costs and expenses of the escrow agent shall be borne solely by the Fee Recipient.

Section 7.6. Amendment; Actions.  This Agreement may be amended in writing by the Company (only upon approval of such action by the Company Special Committee) and the Parent (only upon approval of such action by the Parent Special Committee) at any time before or after the Company Shareholder Approval is obtained and prior to the Effective Time; provided, however, that, (a) after the Company Shareholder Approval is obtained, there shall be no amendment or waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders; and (b) after the Parent Shareholder

Approval is obtained, there shall be no amendment or waiver that by Law requires further approval by the shareholders of the Parent without the further approval of such shareholders. From and after the date hereof, the Company Board shall act solely with the prior approval of the Company Special Committee with respect to any actions of the Company to be taken with respect to this Agreement, including any amendment, modification, or waiver of this Agreement. From and after the date hereof, the Parent Board shall act solely with the prior approval of the Parent Special Committee with respect to any actions of the Parent to be taken with respect to this Agreement, including any amendment, modification, or waiver of this Agreement. Notwithstanding anything in this Agreement to the contrary, none of this Section 7.6 and Sections 5.3(c), 5.18, 7.4(g), 7.7, 8.5, 8.6, 8.7, 8.8 and 8.10 may be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 7.7. Extension; Waiver.  At any time prior to the Effective Time, the Company (following approval of such action by the Company Special Committee), on the one hand, and the Parent (following approval of such action by the Parent Special Committee), on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of any other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.6, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, and no single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1. Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2. Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a) if to the Parent, the Merger Sub or the Parent Operating Partnership to:

405 Park Avenue, 14th Floor
New York, New York, 10022
Attn: General Counsel
Fax: (646) 861-7743

with a copy to:

Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103-2799
Attn: Michael H. Friedman, Esquire
Fax: 215.981.4750

and

Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, IL 60602-4342
Attn: Michael J. Choate
Fax: 312.962.3551

(b) if to the Company or the Company Operating Partnership to:

405 Park Avenue, 14th Floor,
New York, New York, 10022
Attn: General Counsel
Fax: (646) 861-7743

with a copy to:

Arnold & Porter LLP
601 Massachusetts Ave, NW
Washington, DC 20001
Attn: Kevin J. Lavin, Esquire
Fax: 202.942.5999

and

Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, IL 60602-4342
Attn: Michael J. Choate
Fax: 312.962.3551

All notices shall be deemed given only when actually received.

Section 8.3. Interpretation.  When a reference is made in this in this Agreement to an Article, Section, clause, Exhibit or Schedule, such reference is to an Article, Section or clause of, or an Exhibit or Schedule to, this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” unless such phrase or a similar phrase already appears. Unless the context otherwise requires, the terms “party” and “parties” when used in this Agreement means a party or parties to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the masculine, feminine or neuter gender in this Agreement include all genders. Unless the context otherwise requires, the use of “or” is not intended to be exclusive except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives. Any period of time hereunder ending on a day that is not a Business Day is extended to be the next Business Day. References to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section. Unless the context otherwise requires, the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

Section 8.4. Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5. Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the other agreements entered into in connection with the transactions contemplated hereby (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter of this Agreement and (b) except for the provisions of ARTICLE II and Section 5.9, are not intended to confer upon any Person other than the parties hereto any rights or remedies; provided, that the Financing Sources shall be intended third party beneficiaries of this Section 8.5 and Sections 5.3(c), 5.18, 7.4(g), 7.6, 7.7, 8.6, 8.7, 8.8 and 8.10.

Section 8.6. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof. Notwithstanding the foregoing, each of the parties hereby further agrees, on behalf of itself and its Affiliates, that, any claims or causes of action against or involving any of the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York.

Section 8.7. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other parties (with the prior approval of the Company Special Committee in the case of the Company and with the prior approval of the Parent Special Committee in the case of the Parent); provided, that the Parent may assign its rights (but none of its obligations) hereunder to any Financing Source or its Affiliates in connection with the Debt Financing for collateral security purposes. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8. Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to any termination of this Agreement pursuant to Section 7.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the U.S. located in the State of Maryland or in the United States District Court for the State of Maryland, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 8.8 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In no event shall the exercise of any party’s right to seek specific performance pursuant to this Section 8.8 reduce, restrict or otherwise limit the right of a party to terminate this Agreement pursuant to Section 7.1. In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Maryland or any United States District Court for the State of Maryland in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Notwithstanding the foregoing, each of the parties hereto hereby agrees, on behalf of itself and its Affiliates, that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against or involving the Financing Sources in any way relating to this Agreement, the Debt Financing Documents, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of this Section 8.8 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim. EACH OF THE PARTIES

TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. (INCLUDING IN RESPECT OF ANY DEBT FINANCING OR ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST OR INVOLVING THE FINANCING SOURCES).

Section 8.9. Incorporation.  The Company Disclosure Letter, the Parent Disclosure Letter and all Exhibits attached hereto and thereto and referred to herein and therein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 8.10. Non-Recourse.  None of the officers, directors or shareholders of the Company or the Parent or the officers or directors of the Merger Sub shall be personally bound or have any personal Liability hereunder. The parties hereto shall look solely to the assets of any other party or parties to this Agreement for satisfaction of any Liability of such party or other parties with respect to this Agreement. The parties hereto will not seek recourse or commence any action against any of the shareholders of any other party to this Agreement or any of their personal assets, and will not commence any action for money judgments against any of the directors or officers of any other party to this Agreement or seek recourse against any of their personal assets, for the performance or payment of any obligation of any other party. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and Representatives) hereby waives any rights or claims against the Financing Sources in connection with this Agreement or the transactions contemplated hereby and each of the parties hereto (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and Representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement or the transactions contemplated hereby (it being understood that nothing in this Section 8.10 shall impair the Parent’s rights under the Commitment Letter). In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any Liability for any claims or damages in connection with this Agreement or the transactions contemplated hereby.

Section 8.11. Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

ARTICLE IX
CERTAIN DEFINITIONS

Section 9.1. Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings.

“Acceptable Confidentiality Agreement” means a confidentiality agreement with such terms at least as favorable to the Company as the Confidentiality Agreement; provided that such confidentiality agreement shall permit compliance with Section 5.4 of this Agreement and need not contain any standstill or similar provision prohibiting the making of any Acquisition Proposal.

“Acquisition Proposal” means any proposal, offer, indication of interest or inquiry, whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving the Company or any Subsidiary of the Company that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (b) sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of the Company or any of the Subsidiaries of the Company representing 20% or more of the consolidated assets of the Company and the Subsidiaries of the Company, taken as a whole, as determined on a book-value basis, (c) issue, sale or other disposition by the Company or any of the Subsidiaries of the Company of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the outstanding Company Shares, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power of the outstanding Company Shares, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a third party shall acquire beneficial ownership of 20% or more of the shares of any class of voting securities of the Company, or (f) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among the Company and one or more of the Subsidiaries of the Company or solely among the Subsidiaries of the Company.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding anything herein to the contrary, the Company and its Subsidiaries, on the one hand, and the Parent and its Subsidiaries, on the other hand, shall not be deemed to be Affiliates of each other.

“Ancillary Agreements” means the Termination Agreements, the Amended Advisory Agreement, the Amended Parent Partnership Agreement and all the other agreements and documents required or necessary for the consummation of Mergers and the other transactions contemplated by this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

“Commitment Letter” means the commitment letter dated           , between the Parent, UBS AG, Stamford Branch, UBS Securities LLC and Citizens Bank, N.A., and any fee letters or other related arrangements between the parties thereto, attached as Exhibit C hereto, pursuant to which UBS AG Stamford Branch and Citizens Bank, N.A. has advised the Parent that is prepared to provide up to an aggregate of $360,000,000 in debt financing to the Parent in order to finance the transactions contemplated by this Agreement, subject to the terms and conditions thereof.

“Company Advisory Agreement” shall mean the Third Amended and Restated Advisory Agreement, dated as of June 30, 2015 among the Company, Company Operating Partnership and American Realty Capital Retail Advisory, LLC.

“Company Class B Unit” shall mean a Company Partnership Unit designated in the Company Operating Partnership as a “Class B Unit” under the Company Partnership Agreement.

“Company Disclosure Letter” means the letter, dated the date hereof, delivered by the Company Parties pursuant to this Agreement disclosing certain information regarding the Company in connection with this Agreement.

“Company GP Unit” shall mean a Company Partnership Unit designated in the Company Operating Partnership as a “GP Unit” under the Company Partnership Agreement.

“Company Intervening Event” means a material event, effect, circumstance, change, development or state of facts that was not known to the Company Board prior to the execution of this Agreement (or if known, the magnitude or consequences of which were not known or reasonably foreseeable as of the date hereof), which event, effect, circumstance, change, development or state of facts, or any material consequence thereof, becomes known to the Company Board prior to the Effective Time; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Company Intervening Event and in no event shall entry into agreements that provide for an Other Strategic Transaction or any matter relating thereto or consequence thereof constitute a Company Intervening Event.

“Company Leases” means all ground leases affecting the interest of the Company or any Subsidiary of the Company in the Company Properties and all leases or subleases to which the Company or any Subsidiary of the Company is a party as lessor or sublessor with respect to the Company Properties, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto.

“Company Material Adverse Effect” means any circumstance, development, effect, event, Liability or change that, individually or in the aggregate with all other circumstances, developments, effects, events, Liabilities or changes, is or is reasonably likely to (a) become materially adverse to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of the operations of the Company or the Subsidiaries of the Company, on a consolidated basis taken as a whole, other than circumstances, developments, effects, events, Liabilities or changes arising out of or resulting from (i) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which the Company or its Subsidiaries operate or in the U.S. or global credit, capital markets, financial or securities markets or changes in political or regulatory conditions generally, including changes in interest or exchange rates, (ii) changes, circumstances or events that, in each case, generally affect the real estate industry in the jurisdictions in which the Company or its Subsidiaries operate, (iii) changes or prospective changes in any Law or GAAP or the interpretation thereof following the date hereof, (iv) the negotiation, execution or announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with landlords, tenants, joint venture partners, customers, suppliers, licensors, distributors, lenders, partners or employees, or compliance with the covenants set forth in this Agreement, (v) any action taken by the Company or any of its Subsidiaries that is required by this Agreement or any Ancillary Agreement or taken at the Parent’s written request, (vi) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections or predictions or other financial or operating metrics, in and of itself (whether such projections, predictions or other metrics were made or prepared by the Company or independent third parties) or internal projections (it being understood and agreed that any circumstance, development, effect or event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect) (vii) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (viii) earthquakes, hurricanes, floods or other natural disasters, or (ix) any damage or destruction of any Company Properties that is substantially covered by insurance, which circumstance, development, effect, event, Liability or change, in the case of each of clauses (i), (ii) and (iii), does not affect the Company and the Subsidiaries of the Company, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry or (b) prevent, or is reasonably likely to prevent, the Company from performing, or materially impair the ability of the Company or the Company Operating Partnership to perform, its obligations under this Agreement or any Ancillary Agreement prior to the Outside Date.

“Company Organizational Documents” means the articles of incorporation and by-laws of the Company, the Company Partnership Agreement and the articles of incorporation, by-laws, certificate of formation, partnership agreements or other organizational documents of each of the Subsidiaries of the Company, collectively.

“Company OP Unit” shall mean a Company Partnership Unit designated in the Company Operating Partnership as an “OP Unit” under the Company Partnership Agreement.

“Company Parties” means the Company and the Company Subsidiaries, including the Company Operating Partnership.

“Company Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of American Realty Capital Retail Operating Partnership, L.P., dated as of October 24, 2014, among the Company and American Realty Capital Retail Advisor, LLC, Lincoln Retail REIT Services, LLC and other Limited Partners, as in effect on the date hereof.

“Company Partnership Unit” shall have the meaning given to the term “Partnership Unit” in the Company Partnership Agreement.

“Company Restricted Stock” means any Company Shares granted pursuant to the Company’s Employee & Director Restricted Share Plan.

“Company Shareholder Approval” means the affirmative vote of the holders of a majority of the issued and outstanding Company Shares (excluding Company Shares beneficially owned by the Sponsor or any of its Affiliates or by any director or executive officer of the Company or the Sponsor or any of their respective Affiliates) to approve the Merger.

“Company Share Repurchase Program” means the Amended and Restated Share Repurchase Program of the Company adopted by the Company Board effective as of February 28, 2016.

“Company Special Limited Partnership Interest” shall have the meaning given to the term “Special Limited Partnership Interest” in the Company Partnership Agreement.

“Company Specified Charter Amendments” means those amendments to the Company’s Articles of Amendment and Restatement set forth on Exhibit D hereto.

“Company Specified Charter Amendment Approval” means the affirmative vote of the holders of a majority of the issued and outstanding Company Shares (excluding Company Shares beneficially owned by the Sponsor or any Subsidiary of the Sponsor or by any director or executive officer of the Company or the Sponsor) to approve the Company Specified Charter Amendments.

“Company Stock Plans” means those plans listed on Schedule 9.1(a) of the Company Disclosure Letter and include the Company’s 2011 Stock Option Plan and the Company’s Restricted Share Plan.

“Company Stock Option” shall mean any option to purchase Company Shares under the Company’s 2011 Stock Option Plan or otherwise.

“Confidentiality Agreement” means that certain confidentiality agreement between the Company and the Parent dated as of March 2, 2016.

“Contract” means any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease, purchase order or other instrument or obligation.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

“DRIP” means the Distribution Reinvestment Plan of the Company, as amended.

“DRULPA” shall mean the Delaware Revised Uniform Partnership Act, as amended.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential Liability (including, without limitation, potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence or Release of any Hazardous Substances at any location, whether or not owned or operated by the applicable Person, or (b) circumstances forming the basis of any violation of or noncompliance with any Environmental Law.

“Environmental Laws” means all federal, state, local, foreign and common Laws and regulations relating to pollution or protection of human health or the environment, including without limitation, Laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous

Substances and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements (including the Commitment Letter) with the Parent and/or its Affiliates in connection with the Debt Financing in connection with the transactions contemplated hereby and their respective Affiliates, including their respective former, current or future general or limited partners, direct or indirect shareholders, controlling Persons or equity holders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder, controlling Person or equityholder, manager, member, director, officer, employee, Affiliate Representative or agent of the foregoing or any successor or assign of the foregoing.

“Intellectual Property” means all U.S., state and foreign (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof and (d) trade secrets under applicable Law, including confidential and proprietary information and know-how.

“Knowledge” where used herein with respect to (a) the Company Parties shall mean the actual knowledge of any of the persons named on Schedule 9.1(b) of the Company Disclosure Letter and (b) the Parent shall mean the actual knowledge of any of the persons named on Schedule 9.1(b) of the Parent Disclosure Letter.

“Law” means any federal, state, local or foreign statute, law, regulation, Permit, license, approval, authorization, rule, ordinance or code of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Legal Action” means any legal action, claim, demand, order, injunction, decree, writ, arbitration, hearing, charge, complaint, investigation, examination, indictment, litigation, suit or other civil, criminal, administrative or investigative proceeding.

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, those arising under any Contract, Permit or franchise and those arising as a result of any act or omission.

“MGCL” shall mean the Maryland General Corporation Law.

“Other Strategic Transactions” means, and includes: (i) a merger, consolidation or other business combination with any real estate investment trust sponsored by the Sponsor or one of its Affiliates (the “Other Strategic Parties”) with an aggregate purchase price of less than $250 million, including the fair value of assumed liabilities (a “Combination”); (ii) the issuance by the Parent of Parent Common Shares in, or to finance costs incurred and to be incurred in connection with, one or more Combinations; and (iii) the incurrence of secured and/or unsecured debt to finance costs incurred and to be incurred in connection with one or more Combinations.

“Parent Class B Unit” means a Parent Partnership Unit designated in the Parent Operating Partnership as a “Class B Unit” under the Parent Partnership Agreement.

“Parent Disclosure Letter” means the letter, dated the date hereof, delivered by Parent Parties pursuant to this Agreement disclosing certain information regarding the Parent and the Merger Sub in connection with this Agreement.

“Parent Intervening Event” means a material event, circumstance, change or development that was not known to the Parent Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall entry into agreements that provide for an Other Strategic Transaction or any matter relating thereto or consequence thereof constitute a Parent Intervening Event.

“Parent Leases” means all ground leases affecting the interest of the Parent or any Subsidiary of the Parent in the Parent Properties and all leases or subleases to which the Parent or any Subsidiary of the Parent is a party as lessor or sublessor with respect to the Parent Properties, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto.

“Parent Material Adverse Effect” means any circumstance, development, effect, event, Liability or change that individually or in the aggregate with all other circumstances, developments, effects, events, Liabilities or changes, is or is reasonably likely to (a) become materially adverse to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of the operations of the Parent or the Subsidiaries of the Parent, on a consolidated basis taken as a whole, other than circumstances, developments, effects, events, Liabilities or changes arising out of or resulting from (i) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which the Parent or its Subsidiaries operate or in the U.S. or global credit, capital markets, financial or security markets or changes in political or regulatory conditions generally, including changes in interest or exchange rates, (ii) changes, circumstances or events that, in each case, generally affect the real estate industry in the jurisdictions in which the Parent or its Subsidiaries operate, (iii) changes or prospective changes in any Law or GAAP or the interpretation thereof following the date hereof, (iv) the negotiation, execution or announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with landlords, tenants, joint venture partners, customers, suppliers, licensors, distributors, lenders, partners or employees, or compliance with the covenants set forth in this Agreement, (v) any action taken by the Parent or any of its Subsidiaries that is required by this Agreement or any Ancillary Agreement or taken at the Company’s written request, (vi) any decline in the market price, or change in trading volume, of the capital stock of the Parent or any failure to meet publicly announced revenue or earnings projections or predictions or other financial or operating metrics, in and of itself (whether such projections, predictions or other metrics were made or prepared by the Parent or independent third parties) or internal projections (it being understood and agreed that any circumstance, development, effect or event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (vii) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (viii) earthquakes, hurricanes, floods or other natural disasters, or (ix) any damage or destruction of any Company Properties that is substantially covered by insurance, which circumstance, development, effect, event, Liability or change, in the case of each of clauses (i), (ii), and (iii), does not affect the Parent and the Subsidiaries of the Parent, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry or (b) prevent, or is reasonably likely to prevent, the Parent from performing, or materially impair the ability of the Parent to perform, its obligations under this Agreement.

“Parent OP Unit” shall mean a Parent Partnership Unit designated in the Parent Operating Partnership as an “OP Unit” under the Parent Partnership Agreement.

“Parent Organizational Documents” means the articles of incorporation and by-laws of the Parent and the articles of incorporation, by-laws, certificate of formation, partnership agreements or other organizational documents of each of its Subsidiaries, collectively.

“Parent Parties” means the Parent, the Merger Sub and the Parent Operating Partnership.

“Parent Partnership Agreement” shall mean the Agreement of Limited Partnership of American Finance Trust Operating Partnership V, L.P., dated as of April 4, 2013, as in effect on the date hereof.

“Parent Partnership Unit” shall have the meaning given to the term “Partnership Unit” in the Parent Partnership Agreement.

“Parent Restricted Stock” means any Parent Common Shares granted pursuant to the Parent’s Amended and Restated Employee and Director Incentive Restricted Share Plan.

“Parent Shareholder Approval” means the affirmative vote of not less than a majority of the votes cast by the holders of Parent Common Shares entitled to vote at the Parent Shareholder Meeting (excluding Parent Common Shares beneficially owned by the Sponsor or any of its Affiliates or by any director or executive officer of the Parent or the Sponsor or any of their respective Affiliates) to approve the Merger and the issuance of Parent Common Shares as part of the Merger Consideration.

“Parent Special Limited Partnership Interest” shall have the meaning given to the term “Special Limited Partnership Interest” in the Parent Partnership Agreement.

“Parent Stock Incentive Plans” means those plans listed on Schedule 9.1 of the Parent Disclosure Letter.

“Per Share Cash Amount” means $0.95.

“Per Share Stock Amount” means 0.385 Parent Common Shares.

“Permitted Liens” means Encumbrances securing obligations disclosed in the consolidated balance sheets included in the Company SEC Documents or Parent SEC Documents, as applicable, mechanics and materialmen’s liens for amounts incurred in the ordinary course of business and which are not yet due and payable or are being contested in good faith, Encumbrances for Taxes not yet due and payable or which are being contested in good faith and for which the Company or the Parent, as applicable, has made adequate provision in accordance with GAAP, and easements, rights of way, restrictive covenants and other non-monetary Encumbrances that could not, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representative” of a Person means any officer, trustee, director, Affiliate, employee, investment banker, financial advisor, attorney, accountant, consultant, broker, finder or other agent or representative of such Person. In the case of the Parent, Representative shall also include American Finance Advisors, LLC and its employees, officers and directors. In the case of the Company, Representative shall also include American Realty Capital Retail Advisor, LLC and its employees, officers and directors.

“Sponsor” means AR Global Investments LLC or any successor thereto.

“Subsidiary” or “Subsidiaries” means any other Person or Persons that a Person directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or equity interests of such Person or Persons.

“Superior Proposal” means a written Acquisition Proposal made by a third party (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) which the Company Board (based on the recommendation of the Company Special Committee) determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (a) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by the Parent) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board (based on the recommendation of the Company Special Committee) and conditions to consummation thereof) to be more favorable from a financial point of view to the shareholders of the Company (in their capacities as shareholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by the Parent)).

“Taxes” shall mean all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, windfall or other profits, capital stock, employment, worker’s compensation, unemployment or compensation, estimated, excise, ad valorem, stamp, value added, capital gains, duty or custom taxes, fees, charges or assessments, imposed by the U.S. or any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or any other basis, and similar charges of any kind, however denominated (together with any and all interest, penalties, additions to tax and other additional amounts imposed with respect thereto) imposed by any Governmental Entity.

“Tax Protection Agreement” means any Contract, oral or written, to which a Person or any Subsidiary of such Person is a party in connection with the deferral of income Taxes of such Person or any Subsidiary of such Person, pursuant to which such Person or any Subsidiary of such Person has agreed to (i) maintain a minimum level of debt or continue a particular debt or (ii) retain or not dispose of assets if (A) such period of time has not since expired or (B) any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, or (iii) make or refrain from making Tax elections.

“Tax Return” means any return, report or similar statement, together with any attached exhibit or schedule that is provided or required to be provided to a Governmental Entity with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“U.S.” means the United States of America.

Section 9.2. Other Defined Terms.  For purposes of this Agreement, the following terms have the respective meanings set forth in the section referenced opposite such term:

Defined Term	Section
Agreement	Heading
Alternative Financing	Section 5.3(c)
Amended Advisory Agreement	Recitals
Amended Parent Partnership Agreement	Recitals
Articles of Merger	Section 1.3(a)
Book-Entry Shares	Section 2.2(c)(i)
Cash Consideration	Section 2.1(a)(i)
Certificates	Section 2.2(c)(i)
Certificate of Merger	Section 1.3(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Combination	Section 9.1
Company	Heading
Company Board	Recitals
Company Change in Recommendation	Section 5.4(b)
Company Change Notice	Section 5.4(e)(C)
Company Expenses	Section 7.4(h)(i)
Company Management Agreement Documents	Section 3.1(n)(ii)
Company Material Contracts	Section 3.1(l)(i)
Company Operating Partnership	Heading
Company Properties	Section 3.1(n)(i)
Company Recommendation	Section 5.1(b)
Company REIT Representation Letter	Section 4.1(b)
Company Reorganization Representation Letter	Section 4.1(b)
Company SEC Documents	Section 3.1(e)(i)
Company Shareholder Meeting	Section 5.1(b)
Company Share	Recitals
Company Special Committee	Recitals
Effective Time	Section 1.3(a)
Encumbrances	Section 3.1(n)(i)
Equity Equivalents	Section 4.1(c)(vi)
ERISA	Section 3.1(w)(i)

Defined Term	Section
Exchange Act	Section 3.1(d)(iii)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
FCPA	Section 3.1(k)(iii)
Fee Recipient	Section 7.5(a)
Financial Statement Date	Section 3.1(f)
Financing Information	Section 5.18(a)
Form S-4	Section 5.1(a)
Fractional Share Consideration	Section 2.1(a)(ii)
GAAP	Section 3.1(e)(ii)
Go Shop Bidder	Section 5.4(a)
Go Shop Period End Time	Section 5.4(a)
Go Shop Termination Fee	Section 7.4(h)(iii)
Governmental Entity	Section 3.1(d)(iii)
Hazardous Substance	Section 3.1(m)(iv)
Indemnified Party	Section 5.9(a)
Indemnifying Parties	Section 5.9(a)
Interim Period	Section 4.1(a)
IRS	Section 3.1(h)(ii)
Joint Proxy Statement	Section 5.1(a)
Letter of Transmittal	Section 2.2(c)(i)
Marketing Material	Section 5.18(a)
Material Company Leases	Section 3.1(l)(i)(A)
Material Parent Leases	Section 3.2(l)(i)(A)
Measurement Date	Section 3.1(c)
Merger	Recitals
Mergers	Recitals
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Heading
NYSE	Section 3.1(d)(iii)
Other Company Subsidiary	Section 3.1(b)
Other Parent Subsidiary	Section 3.2(b)
Other Strategic Parties	Section 9.1
Other Strategic Parties’ Confidential Information	Section 5.16(a)
Outside Date	Section 7.1(b)(ii)
Parent	Heading
Parent Board	Recitals
Parent Change in Recommendation	Section 5.5(a)
Parent Change Notice	Section 5.5(b)(ii)
Parent Common Shares	Section 3.2(c)
Parent Expenses	Section 7.4(h)(iii)
Parent Management Agreement Documents	Section 3.2(n)(ii)
Parent Material Contracts	Section 3.2(l)(i)
Parent Operating Partnership	Heading
Parent Properties	Section 3.2(n)(i)
Parent Recommendation	Section 5.1(c)
Parent REIT Representation letter	Section 4.2(b)
Parent Reorganization Representation Letter	Section 4.2(b)
Parent SEC Documents	Section 3.2(e)(i)
Parent Shareholder Meeting	Section 5.1(c)
Parent Special Committee	Recitals
Partnership Certificate of Merger	Section 1.3(b)

Defined Term	Section
Partnership GP Merger Consideration	Section 2.1(c)(i)
Partnership OP Merger Consideration	Section 2.1(c)(i)
Partnership Merger	Recitals
Partnership Merger Consideration	Section 2.1(c)(i)
Partnership Merger Effective Time	Section 1.3(b)
Paying Party	Section 7.5(a)
Permits	Section 3.1(k)(i)
Qualified REIT Subsidiary	Section 3.1(b)
Qualifying Income	Section 7.5(a)
REIT	Section 3.1(h)(ii)
Sarbanes-Oxley Act	Section 3.1(e)(i)
SDAT	Section 1.3(a)
SEC	Section 3.1(d)(iii)
Securities Act	Section 3.1(e)(i)
Stock Consideration	Section 2.1(a)(i)
Surviving Company	Section 1.1(a)
Surviving Partnership	Section 1.1(b)
Takeover Statute	Section 5.3(a)
Taxable REIT Subsidiary	Section 3.1(b)
Termination Agreements	Section 5.8(a)
Termination Date	Section 7.1
Transfer Taxes	Section 5.7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMERICAN FINANCE TRUST, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Chief Executive Officer

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.

By:	American Finance Trust, Inc., its sole general partner
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Chief Executive Officer

GENIE ACQUISITION, LLC

By:	American Finance Trust, Inc., its sole member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Chief Executive Officer

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

By:	/s/ Katie P. Kurtz Name: Katie P. Kurtz Title: Chief Financial Officer

AMERICAN REALTY CAPITAL RETAIL OPERATING PARTERNSHIP, L.P.

By:	American Realty Capital — Retail Centers of America, Inc., its sole general partner
By:	/s/ Katie P. Kurtz Name: Katie P. Kurtz Title: Chief Financial Officer

Exhibit A

DIRECTORS OF THE PARENT

1. David Gong

2. Lisa D. Kabnick

3. Stanley R. Perla

4. Edward M. Weil, Jr.

5. Leslie D. Michelson

6. Edward G. Rendell

Ex-A-1

Exhibit B

LIST OF TERMINATED CONTRACTS

1.	Third Amended and Restated Advisory Agreement (the “Advisory Agreement”), dated as of June 30, 2015, among the Company, the Company Operating Partnership, and American Realty Capital Advisor, LLC, which will be terminated subject to, and at, the Effective Time, pursuant to that certain Letter Agreement, dated as of the date hereof, by and among American Realty Capital Advisor, LLC, the Company, the Company Operating Partnership and the Parent
2.	Leasing Agreement, dated March 17, 2011, between the Company and American Realty Capital Retail Advisor, LLC, which is being assigned from American Realty Capital Retail Advisor, LLC to American Finance Properties, LLC, and amended and restated to be effective subject to, and only at, the Effective Time
3.	Property Management Agreement, dated March 17, 2011, between the Company and American Realty Capital Retail Advisor, LLC, which is being assigned from American Realty Capital Retail Advisor, LLC to American Finance Properties, LLC, and amended and restated to be effective subject to, and only at, the Effective Time
4.	Investment Opportunity Allocation Agreement dated as of September 25, 2014, by and between the Company and American Realty Capital — Retail Centers of America II, Inc., which terminates in accordance with its terms at the time the Advisory Agreement is terminated.

Ex-B-1

Exhibit C

EXECUTION VERSION

UBS SECURITIES LLC 1285 Avenue of the Americas New York, NY 10019 UBS AG, STAMFORD BRANCH 600 Washington Blvd. Stamford, CT 06901	CITIZENS BANK, N.A. 1215 Superior Avenue Cleveland, Ohio 44114

September 6, 2016

American Finance Operating Partnership, L.P.
405 Park Avenue, 14th Floor
New York, New York 10022
Attention: Michael Weil

Project Bodhi
Bridge Facility Commitment Letter

Ladies and Gentlemen:

You have advised UBS Securities LLC (“UBSS”), UBS AG, Stamford Branch (“UBSAG”) and Citizens Bank, N.A. (“Citizens”, and together with UBSS and UBSAG, the “Commitment Parties”, “us” or “we”) that in connection with the proposed transactions described on Exhibit A hereto, including the Merger (as defined in Exhibit A), you will seek to establish a new bridge loan facility (the “Bridge Facility”), upon the terms set forth in this letter and the Summary of Terms and Conditions attached as hereto Exhibit B (Exhibits A, B and C, together with this letter, collectively, this “Commitment Letter”) and subject solely to the conditions precedent set forth in Section 6 hereof.

1. Commitments

Each of UBSAG and Citizens is pleased to advise you of its several (not joint) commitment to provide 50% and 50%, respectively, of the entire aggregate principal amount of the Bridge Facility (in such capacity, together, the “Initial Lenders”). For the avoidance of doubt, prior to the occurrence of the Delayed Draw Closing Date, the commitment of the Initial Lenders with respect to the initial funding of the Bridge Facility may be reduced (based on the amount of such commitments immediately prior to such reduction) to the extent set forth in the Summary of Terms and Conditions which is attached hereto as Exhibit B (the “Term Sheet”) under the heading “Mandatory Prepayments and Commitment Reductions”. Notwithstanding anything to the contrary contained in this Commitment Letter, the several (not joint) commitment of the Initial Lenders with respect to the initial funding of the Bridge Facility (as it may be reduced from time to time prior to the Delayed Draw Closing Date as described in the previous sentence) will be subject only to the satisfaction (or waiver by the Initial Lenders) of the conditions precedent set forth in Section 6 hereof.

2. Titles and Roles

In connection with the transactions described above, it is agreed that (a) UBSS and Citizens will act as joint lead arrangers and bookrunners (together, acting in such capacities, the “Lead Arrangers”) for the Bridge Facility, (b) UBSS will act as sole administrative agent (the “Administrative Agent”) for the Bridge Facility and (c) Citizens will act as syndication agent for the Bridge Facility; provided, that the Borrower agrees that UBSS may perform its responsibilities as a Lead Arranger or Administrative Agent through its affiliate, UBSAG.

It is further agreed that UBSS will have “left” placement in any marketing materials or other documentation used in connection with the Bridge Facility. You agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed in connection with the Bridge Facility, no other titles will be awarded and no compensation (other than that

Ex-C-1

expressly contemplated by the terms and conditions set forth in the Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Bridge Facility unless you and we shall so reasonably agree.

3. Syndication

We intend to syndicate the Bridge Facility (including, in the discretion of the Lead Arrangers, all or part of the commitments of the Initial Lenders) to a group of lenders identified by us and reasonably acceptable to you (such acceptance not to be unreasonably withheld or delayed), including, without limitation, any relationship lenders designated by you and reasonably acceptable to the Lead Arrangers (together with the Initial Lenders, the “Lenders”). Notwithstanding any other provision of this Commitment Letter to the contrary, unless you agree in writing, (a) no Initial Lender shall be relieved, released or novated from its respective obligations hereunder (including its obligation to fund its respective commitment in respect of the Bridge Facility on the Delayed Draw Closing Date) in connection with any syndication, assignment or participation of the Bridge Facility, including its commitments in respect thereof, until the Delayed Draw Closing Date has occurred, (b) no assignment or novation shall become effective with respect to all or any portion of any Initial Lender’s commitments in respect of the Bridge Facility until the Delayed Draw Closing Date has occurred, and (c) each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Bridge Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Delayed Draw Closing Date has occurred and the initial funding under the Bridge Facility has been made.

The Lead Arrangers intend to commence syndication efforts promptly after the date hereof, and until the date that is the earliest of (x) the date all commitments in respect of the Bridge Facility are terminated and no Bridge Loans are outstanding, (y) 60 days after the Delayed Draw Closing Date and (z) the date on which this Commitment Letter expires or terminates in accordance with the terms hereof (such date, the “Syndication Date”), you agree to actively assist (and, solely to the extent permitted under the Merger Agreement, to use your commercially reasonable efforts to cause the Other MA Parties to actively assist) the Lead Arrangers in completing a syndication satisfactory to the Lead Arrangers and you. Such assistance shall include (A) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your and your affiliates’ existing banking relationships (and, solely to the extent permitted under the Merger Agreement, using your commercially reasonable efforts to ensure that the syndication efforts benefit from the Other MA Parties and their affiliates’ existing banking relationships), (B) at reasonable times and with reasonable prior notice, direct contact between your senior management and advisors and the proposed Lenders (and, solely to the extent permitted under the Merger Agreement, using your commercially reasonable efforts to ensure such contact between senior management of the Other MA Parties and the proposed Lenders), (C) your preparing and providing (and, solely to the extent permitted under the Merger Agreement, using commercially reasonable efforts to cause the Other MA Parties to prepare and provide) to the Lead Arrangers all information with respect to you and your affiliates and the Other MA Parties and their affiliates and the Merger, including the financial information described on Exhibit C hereto and Projections (as defined below), as the Lead Arrangers may reasonably request in connection with the arrangement and syndication of the Bridge Facility and your assistance (and, solely to the extent permitted under the Merger Agreement, using your commercially reasonable efforts to cause the Other MA Parties to assist) in our preparation of one or more confidential information memoranda (each, a “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndication (all such information, memoranda and material, “Information Materials”), (D) your hosting, with the Lead Arrangers, of one or more meetings of prospective Lenders at times and locations to be mutually agreed (and, solely to the extent permitted under the Merger Agreement, using your commercially reasonable efforts to cause the officers of the Other MA Parties to be available for such meetings) and (E) your ensuring that there is no competing offering, placement, arrangement or syndication of any bank financing (other than asset-level non-recourse financing and any financing to refinance, replace or repay all or any portion of the Bridge Facility) or announcement thereof by or on behalf of you or any of your subsidiaries (and, solely to the extent permitted under the Merger Agreement, your using commercially reasonable efforts to ensure there is no competing offering, placement, arrangement or syndication of such bank financing, or announcement thereof, by or on behalf of the Other MA Parties or any

Ex-C-2

of their subsidiaries) if such offering, placement or arrangement would materially and adversely impair the primary syndication of the Bridge Facility.

The Lead Arrangers (with your consent (not to be unreasonably withheld or delayed)) will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders.

If requested by the Lead Arrangers, you agree to assist in our preparation of a version of each Confidential Information Memorandum or other Information Material (a “Public Version”) consisting exclusively of information with respect to you and your affiliates and the Merger (and, in the case of information with respect to the Other MA Parties, solely to the extent permitted under the Merger Agreement, to use commercially reasonable efforts to provide a version of such information) that is either publicly available or not material with respect to you and your affiliates, the Other MA Parties and their affiliates or any of your or their respective securities or the Merger for purposes of United States federal securities laws (such information, “Non-MNPI”). Such Public Versions, together with any other information prepared by you or the Other MA Parties or your or their affiliates or representatives and conspicuously marked “Public” (collectively, the “Public Information”) on the first page of any such information, may be distributed by us to prospective Lenders who have advised us that they wish to receive only Non-MNPI (“Public Side Lenders”). You acknowledge and agree that unless you promptly notify us otherwise (provided that you shall have been given a reasonable opportunity to review such documents and comply with the U.S. Securities Exchange Commission requirements), (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) term sheets and notifications of changes to the Bridge Facility’s terms and (c) other materials intended for prospective Lenders after the initial distribution of the Information Materials, including drafts and final versions of definitive documents with respect to the Bridge Facility shall, in each case, constitute Public Information; provided that all other information that is not specifically identified as “PUBLIC” (including any Projections (as defined herein)) shall be treated as being suitable only for posting to private Lenders.

In connection with our distribution to prospective Lenders of any Confidential Information Memorandum and, upon our request, any other Information Materials, you will execute and deliver to us a customary authorization letter authorizing such distribution and, in the case of any Public Version thereof or other Public Information, representing that it only contains Non-MNPI. Each Confidential Information Memorandum will be accompanied by a disclaimer exculpating you and us with respect to any use thereof and of any related Information Materials by the recipients thereof.

Notwithstanding anything to the contrary contained in this Commitment Letter or any other agreement or undertaking concerning the Bridge Facility, but without limiting your obligations to assist with syndication pursuant to this Section 3, none of the foregoing obligations under the provisions of this Section 3 nor the commencement, conduct or completion of the syndication contemplated by this Section 3 is a condition to the commitments, the obligations of the Initial Lenders hereunder or the funding of the Bridge Facility.

4. Information

You hereby represent and warrant that (with respect to any information (x) relating to the Other MA Parties and their affiliates and (y) provided by another person that is not your affiliate, to your knowledge) (a) all written information (including all Information Materials), other than the Projections, information and reports prepared by third party advisors and information of a general economic or industry specific nature (the “Information”), that has been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, does not or will not, when furnished to us, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto) and (b) the written financial performance projections, budgets, estimates and other forward-looking information (such financial projections and forward looking information being the “Projections”) that have been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you (or, if different, the

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preparer thereof) to be reasonable at the time made (it being recognized by the Commitment Parties that the Projections are merely a prediction as to future events and are not to be viewed as facts, that the Projections are subject to significant uncertainties and contingencies, and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if at any time prior to the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if such Information or Projections were furnished at such time and such representations were remade, then you will (and, solely to the extent permitted under the Merger Agreement, will use commercially reasonable efforts to cause the Other MA Parties to) promptly supplement the Information and the Projections so that such representations when remade would be correct, in all material respects, under those circumstances.

For the avoidance of doubt, nothing contained in this Commitment Letter shall require you to provide any information to the extent that the provision thereof would violate any attorney-client privilege, law, rule or regulation, or any obligation of confidentiality binding on you, the Other MA Parties or your or their respective affiliates; provided that (x) in the case of any confidentiality obligation, you shall have used commercially reasonable efforts to obtain consent to provide such information, (y) you shall notify us if any such information is being withheld as a result of any such obligation of confidentiality (but solely if providing such notice would not violate such confidentiality obligation) and (z) for the avoidance of doubt, you and your applicable affiliates will still be obligated to make any applicable representations and warranties related to information set forth in this Commitment Letter and the Bridge Documentation. Notwithstanding anything in this Commitment Letter to the contrary, the only financial statements that shall be required to be provided to the Commitment Parties in connection with the syndication of the Bridge Facility shall be those required to be delivered pursuant to paragraphs 5 and 6 of Exhibit C. You understand that in arranging and syndicating the Bridge Facility we may use and rely on the Information and Projections without independent verification thereof. The accuracy of the foregoing representations and warranties, whether or not cured or supplemented, shall not be a condition to the obligations of the Initial Lenders hereunder, which obligations are subject solely to the satisfaction of the conditions specified in Section 6.

5. Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”) on the terms and subject to the conditions set forth therein.

6. Conditions

Each Initial Lender’s respective commitment to fund the Bridge Facility is subject solely to the satisfaction (or waiver by such Commitment Party) of the conditions set forth in this Section 6, in the Term Sheet under the heading “CERTAIN CONDITIONS — Initial Conditions” and in Exhibit C. Upon satisfaction (or waiver) of these conditions the closing and funding of the Bridge Facility required under this Commitment Letter shall occur.

Notwithstanding anything in this Commitment Letter, the Fee Letter or the Bridge Documentation to the contrary, (a) the only representations relating to you and the Other MA Parties and their subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Bridge Facility shall be (i) such of the representations made by any Other MA Parties (or its affiliates) in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the accuracy of any such representation is a condition to the obligations of the Borrower (or an affiliate thereof) to close under the Merger Agreement or the Borrower (or an affiliate thereof) has the right to terminate its obligations, or decline to consummate the Merger, under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Bridge Documentation shall be in a form such that they do not impair availability of the Bridge Facility if the conditions set forth in this Section 6, in the Term Sheet under the heading “CERTAIN CONDITIONS — Initial Conditions” and in Exhibit C are satisfied or waived (it being understood that, to the extent any Collateral (including the grant or perfection of any security interest in such Collateral and receipt by the Initial Lenders of any title searches or appraisals in respect of Collateral consisting of real property) (other than to the extent that a lien on such Collateral may be perfected by the filing of a financing statement

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under the Uniform Commercial Code with the Secretary of State (or analogous office) of the jurisdiction of formation of the Borrower and each Guarantor (other than Parent) or by the delivery of stock certificates or other equity certificates of subsidiaries of the Borrower that are part of the Collateral, if any, to the extent such stock certificates or other equity certificates have been received by a Loan Party prior to the Delayed Draw Closing Date after use of commercially reasonable efforts by the Loan Parties to procure such certificates) referred to in the Term Sheet that is required on the Delayed Draw Closing Date is not or cannot be provided on the Delayed Draw Closing Date, then the provision of such collateral shall not constitute a condition precedent to the availability of the Bridge Facility on the Delayed Draw Closing Date, but may instead be provided after the Delayed Draw Closing Date pursuant to arrangements to be mutually agreed but in any event not earlier than 90 days after the Delayed Draw Closing Date). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheet relating to corporate existence, power and authority in relation to the entering into, provision of guarantees and security under, and performance of, the Bridge Documentation, due authorization, execution and delivery of, and enforceability of, the Bridge Documentation, creation, validity and perfection of first priority liens under the security documents (subject to the limitations set forth in the preceding sentence and liens permitted under the Bridge Documentation), no conflicts of the Bridge Documentation with organizational documents of the Loan Parties or applicable laws, no conflicts of the Bridge Documentation or the Transactions with debt agreements relating to any material indebtedness for borrowed money of the Loan Parties and the Other MA Parties and their subsidiaries that will be Loan Parties after giving effect to the Merger, use of proceeds to finance the Transactions, Investment Company Act, solvency (which shall be substantially in the form of the representation set forth in the solvency certificate attached hereto as Exhibit D, and shall be deemed to apply as of the Delayed Draw Closing Date after giving effect to the Transactions, to the Borrower and its subsidiaries on a consolidated basis), Patriot Act, use of proceeds in violation of OFAC, FCPA or other applicable anti-terrorism or anti-money laundering laws, and Federal Reserve margin regulations. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provision”.

7. Indemnification and Expenses

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates and its respective directors, officers, employees, advisors, agents and other representatives (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person (for the avoidance of doubt with respect to each Commitment Party, in its capacities set forth herein and not in any other separate capacity with respect to the Transactions) may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Bridge Facility, the Transactions, the use of the proceeds thereof or the transactions contemplated hereby or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person upon presentation of a summary statement for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent resulting from (x) the willful misconduct, bad faith or gross negligence of such indemnified person or its affiliates, or any of its or their respective directors, officers, directors, employees, agents, controlling persons, advisors or other representatives (collectively, the “Related Parties”) (as found by a final, non-appealable judgment of a court of competent jurisdiction), (y) a material breach of such indemnified person’s obligations under this Commitment Letter (as found by a final, non-appealable judgment of a court of competent jurisdiction) or (z) disputes solely between and among indemnified persons to the extent such disputes do not arise out of or in connection with any act or omission of you or any of your affiliates (other than any dispute involving an indemnified person acting in its capacity or fulfilling its role as an agent or arranger or similar role); provided, further, that you shall be responsible for the reasonable and documented out-of-pocket fees and expenses of only one counsel for all indemnified persons in connection with indemnification claims arising out of the same facts or circumstances and, solely in the case of an actual or potential conflict of interest, one additional counsel for the affected indemnified person and, if necessary or advisable, a single local counsel to the indemnified persons in each relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, one additional external counsel in each applicable jurisdiction to the affected indemnified persons or

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similarly situated indemnified person and (b) regardless of whether the Delayed Draw Closing Date occurs, to reimburse each Commitment Party and its affiliates upon presentation of a summary statement for all reasonable and documented out-of-pocket expenses that have been invoiced prior to the Delayed Draw Closing Date or following termination or expiration of the commitments hereunder (including due diligence expenses (including, for avoidance of doubt, costs of any title searches or appraisals in respect of real property collateral incurred by the Commitment Parties, in each case, solely to the extent ordered after October 21, 2016), syndication expenses, travel expenses, and the fees, charges and disbursements of one primary counsel to each Commitment Party and, if necessary or advisable, a single local counsel to each Commitment Party in each relevant jurisdiction) incurred in connection with the Bridge Facility, the Transactions and any related documentation (including this Commitment Letter, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. It is further agreed that the Commitment Parties shall only have liability to you (as opposed to any other person). No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of such indemnified person (or any of its Related Parties). None of the indemnified persons or you or any of your or their respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Bridge Facility, the Transactions or the transactions contemplated hereby, provided that nothing contained in this sentence shall limit your indemnification obligations with respect to third party claims to the extent set forth in this Section 7.

Notwithstanding the foregoing, each indemnified person will be obligated to refund and return promptly any and all amounts paid by you under the immediately preceding paragraph to the extent it has been determined by a court of competent jurisdiction in a final and non-appealable decision that such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.

You shall not be liable under this Commitment Letter for any settlement made by any indemnified person without your prior written consent (which consent shall not be unreasonably withheld or delayed). If any settlement is consummated with your written consent or if there is a final judgment in any such Proceedings, you agree to indemnify and hold harmless each indemnified person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the provisions hereof. You further agree that you will not, without our prior written consent, settle or compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not we or any other indemnified person is an actual or potential party to such Proceeding) unless such settlement, compromise or consent (a) includes an unconditional release of us and each other indemnified person from all liabilities and obligations arising therefrom in form and substance satisfactory to such indemnified person and (b) does not include any statement as to, or any admission of, fault, culpability or a failure to act by or on behalf of any indemnified person.

8. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that each Commitment Party (or an affiliate thereof) is a full service securities firm and each such person may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, the Other MA Parties or your or their respective affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. In addition, no Commitment Party or any affiliate thereof will use confidential information obtained from you or your affiliates, the Other MA Parties or their affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by such Commitment Party and its affiliates of services for other companies or persons and such Commitment Party and its affiliates will not furnish any such information to any of their other customers. You also acknowledge that no Commitment Party or any affiliate thereof has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, the Other MA Parties or your or their affiliates, confidential information obtained from other companies or persons.

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You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any Commitment Party has advised or are advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty to you or your affiliates on the part of any Commitment Party, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that each Commitment Party is engaged in a broad range of transactions that may involve interests that differ from your interests and that no Commitment Party has any obligation to disclose such interests and transactions to you, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (f) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (g) no Commitment Party has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and you or any such affiliate. You agree you will not assert any claim relating to the transactions contemplated hereby against any indemnified person based on an alleged breach of agency or fiduciary duty. Please note that no Commitment Party or any affiliate thereof provides tax, accounting, regulatory or legal advice.

In addition, please note that UBSS (or an affiliate thereof) has been retained by the Borrower or the Other MA Parties as financial advisor (each in such capacity, a “Financial Advisor”) to the Borrower or the Other MA Parties in connection with the Merger. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor, and on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

9. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) (i) you, your affiliates, and your and your affiliates’ respective officers, directors, employees, members or partners (excluding, in any event, shareholders of any public company), attorneys, accountants, agents and advisors, in each case, on a confidential and need-to-know basis and (ii) this Commitment Letter and the Fee Letter (with respect to the Fee Letter, only in a redacted form that is satisfactory to the Lead Arrangers in their sole discretion) may be disclosed to the officers, directors, employees, members or partners (excluding, in any event, shareholders of any public company), attorneys, accountants, agents and advisors of the Other MA Parties and their subsidiaries and the Other MA Parties themselves, in each case, on a confidential and need-to-know basis, (b) in any legal, judicial or administrative proceeding, or as otherwise required by law, compulsory legal process or regulation or as requested by a governmental authority (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof), (c) this Commitment Letter and the existence and contents hereof (but not the Fee Letter or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other required filings) may be disclosed in any syndication or other marketing material in connection with the Bridge Facility or in connection with any public filing requirement, (d) the Term Sheet may be disclosed to potential Lenders and to any rating agency in connection with the Bridge Facility, (e) to the extent any such information becomes publicly available other than by reason of disclosure by you or your affiliates in breach of this Commitment Letter, (f) with the written consent of each Commitment Party (which consent shall not be unreasonably withheld or delayed, and which may be in the form of e-mail), and (g) to the extent necessary to enforce your rights and remedies hereunder or thereunder. Notwithstanding the foregoing, following your acceptance hereof, this Commitment Letter (but not the Fee Letter) may be filed with the Securities Exchange Commission, and thereafter the foregoing restrictions on the disclosure of the Commitment Letter (but not the Fee Letter) shall no longer apply. To the extent not earlier terminated, the

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provisions of this paragraph with respect to this Commitment Letter shall automatically terminate on the second anniversary of the date of this Commitment Letter.

Each Commitment Party shall use all information received by it in connection with the transactions contemplated hereby solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to rating agencies in connection with having the Bridge Facility rated, (b) to any Lenders or participants or prospective Lenders or participants or any potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of its affiliates or any of their respective obligations, (c) in any legal, judicial, administrative proceeding or other compulsory process or as required by applicable law or regulations (in which case the applicable Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any regulatory authority having jurisdiction or any self-regulatory body having oversight over the applicable Commitment Party or its affiliates, (e) to the directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents of each Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, and the applicable Commitment Party shall be responsible for such persons’ compliance with this paragraph, (f) to any of its respective affiliates and such affiliates’ respective directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents (provided that any such affiliate is advised of its obligation to retain such information as confidential, and the applicable Commitment Party shall be responsible for such persons’ compliance with this paragraph) solely in connection with Transactions and any related transactions contemplated hereby, (g) to the extent any such information becomes publicly available other than by reason of disclosure by a Commitment Party, its affiliates or Representatives in breach of this Commitment Letter or any confidentiality obligation known to such Commitment Party, such affiliate or such Representative, (h) for purposes of establishing a “due diligence” defense and (i) with your prior written consent (which consent shall not be unreasonably withheld or delayed, and which may be in the form of e-mail); provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of the applicable Commitment Party (which shall in any event be no less protective than customary market standards for dissemination of such type of information) or customary market standards for dissemination of such type of information. The provisions of this paragraph shall automatically terminate on the date that is two years immediately following the date of this Commitment Letter.

10. Miscellaneous

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. Each Commitment Party reserves the right to employ the services of its affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to such Commitment Party in such manner as such Commitment Party and its affiliates or branches may agree in their sole discretion (which shall in no event increase the aggregate amount of fees payable by you or the Borrower hereunder). This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission (e.g., “pdf’ or “tif’) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us and you with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter and any claim or controversy arising hereunder or related hereto shall be governed by, and construed

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and interpreted in accordance with, the laws of the State of New York; provided that the interpretations of (a) a Company Material Adverse Effect, (b) the accuracy of any Merger Agreement Representation and whether as a result of a breach thereof you (or any of your affiliates) has the right to terminate its or their respective obligations under the Merger Agreement and (c) whether the Merger has been consummated in accordance with the Merger Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Maryland.

You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the transactions contemplated hereby, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the transactions contemplated hereby, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder.

Each Commitment Party hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow each Commitment Party to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each Commitment Party and each Lender.

This paragraph and the indemnification, fee, expense reimbursement, jurisdiction, venue, governing law, agreement not to assert conflicts, agreement not to assert fiduciary duty, syndication, waiver of jury trial and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that the provisions under the heading “Syndication” and “Information” shall terminate on the Syndication Date and the provisions under the heading “Confidentiality”, if not terminated pursuant to the succeeding proviso, shall terminate in accordance with their terms; provided, further, that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof (including as to the provision of information and representations with respect thereto) and (b) confidentiality) shall automatically terminate and be superseded, to the extent comparable, by the provisions of the Bridge Documentation, and you shall automatically be released from all liability in connection therewith at such time, in each case to the extent the Bridge Documentation has comparable provisions with comparable coverage. Following the Acceptance Date, you may terminate the Initial Lenders’ commitments hereunder in full or in part at any time.

Each of the parties hereto agrees that each of this Commitment Letter and the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent transfer, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally) with respect to the subject matter contained herein; it being acknowledged and agreed that the funding of the Bridge Facility is subject only to the applicable conditions set forth in Section 6, in the Term Sheet under the heading “CERTAIN CONDITIONS — Initial Conditions” and in Exhibit C.

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If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to UBSAG executed counterparts of this Commitment Letter and the Fee Letter not later than 11:59 p.m., New York City time, on September 6, 2016. This offer will automatically expire at such time if UBSAG has not received such executed counterparts in accordance with the preceding sentence. In the event that the Delayed Draw Closing Date does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree in writing to an extension. “Expiration Date” means the earliest of (i) April 21, 2017, (ii) the closing of the Merger without the use of the Bridge Facility and (iii) the termination of the Merger Agreement (as defined in Exhibit A hereto) prior to the closing of the Merger.

[Remainder of Page Intentionally Left Blank]

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

UBS AG, STAMFORD BRANCH

By:	Name: Title:
By:	Name: Title:

UBS SECURITIES LLC

By:	Name: Title:
By:	Name: Title:

Commitment Letter Signature Page

CITIZENS BANK, N.A.

By:	Name: Title:
By:	Name: Title:

Commitment Letter Signature Page

Accepted and agreed to as of the date first written above:

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.

By:	Name: Title:

Commitment Letter Signature Page

Exhibit A

PROJECT BODHI TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B and C, as applicable.

American Finance Trust, Inc. (“Parent”), the parent company of American Finance Operating Partnership, L.P. (the “Parent Operating Partnership” or the “Borrower”), has entered into an Agreement and Plan of Merger (together with all exhibits, schedules, attachments and disclosure letters thereto, the “Merger Agreement” (it being understood that such term shall also refer to the Merger Agreement as it may be amended, supplemented or otherwise modified in accordance with the provisions of Section 2 of Exhibit C), dated as of September 6, 2016, among Parent, Parent Operating Partnership, Genie Acquisition, LLC (“Merger Sub”), American Realty Capital-Retail Centers of America, Inc. (the “Company”) and American Realty Capital Retail Operating Partnership, L.P. (the “Company Operating Partnership”; and together with the Company, the “Other MA Parties”; and the Other MA Parties, collectively with Parent, the Parent Operating Partnership and Merger Sub, the “Merger Parties”). In connection therewith, it is intended that:

(a) The Borrower will obtain the bridge facility (the “Bridge Facility”) as described in the Term Sheet.

(b) The proceeds of the Bridge Facility received by the Borrower on the Delayed Draw Closing Date will be applied, directly or indirectly, by the Borrower (i) to refinance in full certain of the outstanding indebtedness of the Other MA Parties and their subsidiaries in connection with the consummation of the Transactions (including, without limitation, the unwinding of certain derivative arrangements entered into with respect to such indebtedness) (collectively, the “Refinancing”), (ii) to pay up to 10% of the Merger Consideration and the Partnership Merger Consideration (each as defined in the Merger Agreement), taken as a whole, and (iii) to pay any premiums, fees, costs and expenses incurred in connection with the Refinancing and the Merger (collectively, the “Transaction Costs”).

(c) The Merger Parties will consummate the Merger in a manner consistent with the Merger Agreement, which will in any event result in (x) the merger of Merger Sub with and into the Company, with Merger Sub being the surviving entity, (y) the merger of the Company Operating Partnership with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity and (z) the conversion of outstanding common stock of Company and the outstanding partnership units of the Company Operating Partnership into the right to receive the Merger Consideration and the Partnership Merger Consideration (each as defined in the Merger Agreement) (clauses (x), (y) and (z) together, the “Merger”).

The transactions described above are collectively referred to herein as the “Transactions”. For purposes of this Commitment Letter and the Fee Letter, “Delayed Draw Closing Date” shall mean the date, if any, of the consummation of the Merger, the satisfaction or waiver of the conditions set forth in Exhibit C and the funding of the Bridge Facility.

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Exhibit B

Project Bodhi
$360.0 million
Bridge Facility
Summary of Terms and Conditions

Capitalized terms used but not defined herein shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached, as applicable. Set forth below is a summary of the principal terms and conditions for the Bridge Facility.

1. PARTIES

Borrower:	American Finance Operating Partnership, L.P. (the “Parent Operating Partnership” or the “Borrower”).
Guarantors:	The direct parent company of the Borrower and each of the Borrower’s direct and indirect subsidiaries; provided that Guarantors shall not include, (a) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation existing on the Delayed Draw Closing Date or at the time of acquisition thereof after the Delayed Draw Closing Date (so long as such contractual obligation was not entered into in contemplation thereof), in each case, from guaranteeing the Bridge Facility or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guaranty unless such consent, approval, license or authorization has been received, (b) any subsidiary whose guarantee the Borrower and the Initial Lenders shall reasonably determine that the costs of obtaining such guarantee are excessive in relation to the value of the guarantee, and (c) any subsidiary whose guarantee would result in material adverse tax consequences to the Borrower or one of its subsidiaries as reasonably determined by the Borrower in good faith (the “Guarantors”; collectively, with the Borrower, the “Loan Parties”).
Lead Arrangers and Bookrunners:	UBS Securities LLC and Citizens Bank, N.A. (in such capacity, the “Lead Arrangers”).
Administrative Agent:	UBS AG, Stamford Branch (in such capacity, the “Administrative Agent”).
Syndication Agent:	Citizens Bank, N.A. (in such capacity, the “Syndication Agent”).
Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Lead Arrangers and reasonably acceptable to the Borrower (collectively, the “Lenders”), including with respect to the Bridge Facility, UBS AG, Stamford Branch and Citizens Bank, N.A.

2. BRIDGE FACILITY

Type and Amount:	A 364-day term loan facility (the “Bridge Facility”) with commitments thereunder in the amount of $360.0 million (as reduced prior to the Delayed Draw Closing Date pursuant to the provisions set forth under the headings “Repayments and Commitment Reductions” and “Mandatory Prepayments and Commitment Reductions” below, the “Bridge Commitments; the loans thereunder, the “Bridge Loans”).
Availability:	The Lenders will make the Bridge Loans in a single drawing on the Delayed Draw Closing Date. Repayments and prepayments of the Bridge Loans may not be reborrowed. Any unused portion of the Bridge Facility will be automatically cancelled after the aforesaid single borrowing.

Ex-C-12

Maturity:	The Bridge Loans will mature on the date that is 364 days after the Delayed Draw Closing Date.
Amortization:	None.
Use of Proceeds:	The proceeds of the Bridge Loans will be used exclusively to finance in part the Refinancing and the Merger and pay the related Transaction Costs.

3. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.
Repayments and Commitment Reductions:	Bridge Loans may be prepaid and Bridge Commitments may be reduced, in whole or in part, in minimum amounts equal to $1,000,000 or a whole multiple thereof, at the option of the Borrower at any time upon three days’ prior notice, without premium or penalty but subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Bridge Loans prior to the last day of the relevant interest period.
Mandatory Prepayments and Commitment Reductions:	From and after the date that the Borrower countersigns this Commitment Letter (the “Acceptance Date”) to the Delayed Draw Closing Date, the aggregate commitments in respect of the Bridge Facility under the Commitment Letter or under the Bridge Documentation (as applicable) shall be permanently reduced, and on and after the Delayed Draw Closing Date, the Bridge Loans shall be prepaid at par plus accrued and unpaid interest, in each case, on a dollar-for-dollar basis, by (in each case, subject to the Bridge Documentation Principles):
(x) 100% of the net cash proceeds (which shall include deductions for fees and expenses (including the repayment of any debt (and any fees, premiums or breakage costs in connection therewith) secured by such real estate asset) as well as deductions for proceeds allocated for REIT maintenance and corporate or excise tax minimization amounts (the “Asset Sale Net Cash Proceeds”)) of all real estate assets sold or otherwise disposed of by the Borrower, Other MA Parties or any of their respective subsidiaries after the Acceptance Date within one business day (or in the case of a commitment reduction, on the date) of receipt of such proceeds; provided that no such commitment reduction or loan prepayment shall be required with respect to this clause (x) with respect to net cash proceeds in an aggregate amount below a threshold to be agreed;
(y) 100% of the net cash proceeds of debt incurrences from new debt commitments obtained after the Acceptance Date of the Borrower or its subsidiaries other than any indebtedness permitted to be incurred under the Bridge Documentation; and
(z) 100% of the net cash proceeds, if any, from the issuance of any equity securities by the Parent, the Borrower or any Guarantor (other than net cash proceeds from (A) issuances and settlements pursuant to employee stock plans or other benefit or employee incentive arrangements, (B) issuances of shares of capital stock or rights to wholly owned Subsidiaries and (C) issuances of shares of capital stock in connection with the conversion of convertible shares or units of such party outstanding as of the date hereof or otherwise issued in compliance with the Merger Agreement).

Ex-C-13

Mandatory Bridge Commitment reductions and/or mandatory prepayments of Bridge Loans shall be applied, without premium or penalty (but subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Bridge Loans prior to the last day of the relevant interest period), pro rata to the outstanding Bridge Commitments or Bridge Loans, as the case may be.
Mandatory prepayments will not be required to the extent the Borrower reasonably determines that any required repatriation of funds from the Borrower’s foreign subsidiaries in order to effect such prepayments would have a material adverse tax or cost consequence for itself or its beneficial owners, contravene applicable law or give rise to a risk of liability for the directors of such subsidiaries.

4. COLLATERAL

Collateral:	Subject to the limitations set forth below in this section and the Limited Conditionality Provision, the obligations of the Borrower and the Guarantors (other than Parent) in respect of the Bridge Facility will be secured by: (a) a perfected first-priority pledge of all of the equity interests issued by each Guarantor (other than Parent) and (b) a perfected first-priority security interest in substantially all real property of the Loan Parties and the net cash proceeds from dispositions of such real property, whether or not mortgages covering such real property have been executed, delivered and/or recorded (it being understood and agreed that no control agreements will be required with respect to any such Collateral) (the items described in clauses (a) and (b) above, but excluding the Excluded Assets (as defined below), collectively, the “Collateral”), subject to certain liens to be agreed. For the avoidance of doubt, (x) the Collateral shall include, without limitation, all real property assets of the Loan Parties set forth in Exhibit E hereto unless a pledge of such real property assets to secure the Bridge Facility is, as of the date hereof, prohibited under that certain Amended and Restated Credit Agreement, dated as of December 2, 2014, among, inter alios, American Realty Capital Retail Operating Partnership, L.P., as borrower, and BMO Harris Bank N.A., as administrative agent (as in effect on the date hereof), but only for so long as such prohibition is applicable, (all such real property assets not subject to any such prohibition, collectively, the “Bridge Facility Properties”) and (y) to the extent the mortgage of such real property or pledge of the equity interests issued by the owner of such real property is required under the terms of any property-level financing, the proceeds of which are used to reduce commitments or prepay Bridge Loans in accordance with clause (y) under the heading “Mandatory Prepayments and Commitment Reductions” above, such real property and/or equity interests, as the case may be, shall be automatically released from the security interest anticipated hereby concurrent with the consummation of such financing, so long as, after giving pro forma effect to any such reduction of commitments and/or prepayment of Bridge Loans, as the case may be, and release of such real property and/or equity interests, as the case may be, the ratio of (i) the aggregate Bridge Commitments or Bridge Loans, as applicable, outstanding at such time to (b) the aggregate appraised value of the Bridge Facility Properties (net of the aggregate amount of any indebtedness or other amounts secured by encumbrances thereon (other than the Bridge Loans)) (as determined by Financial Institutions Reform, Recovery, and Enforcement Act of 1989 compliant appraisals for such Bridge Facility Properties dated as of a recent date (“ FIRREA-Compliant Appraisals”)) for which FIRREA-Compliant Appraisals have been delivered is no greater than 0.50 to 1.00.

Ex-C-14

Notwithstanding anything to the contrary contained herein (but subject to the last sentence of the immediately preceding paragraph), the Collateral shall exclude the following: (i) to the extent requiring the consent of one or more third parties (that are not a Loan Party or any direct or indirect parent thereof) or prohibited by the terms of any applicable organizational documents, equity interests in any person other than wholly-owned subsidiaries (but only for so long as such prohibition is applicable and to the extent not entered into in contemplation hereof), (ii) any property subject to a purchase money security interest or similar arrangement not prohibited by the Bridge Documentation to the extent that a grant of a security interest therein would require the consent of a third party that are not a Loan Party or any direct or indirect parent or subsidiary thereof (unless such consent has been received), violate or invalidate such lease, license, contract, agreement, document or purchase money arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party or any parent or subsidiary thereof) after giving effect to the applicable anti-assignment provisions of the UCC, (iii) assets of any subsidiary that are prohibited by any permitted contractual obligation binding on such asset that is existing on the Delayed Draw Closing Date (or, if later, the date of acquisition of such asset) from being pledged to secure the Bridge Facility, or such pledge would trigger termination pursuant to any “change of control” or similar provision under such contract, or which would require governmental (including regulatory) consent, approval, license or authorization to pledge such assets, unless such consent, approval, license or authorization has been received, (iv) assets the pledging of which would have a material adverse tax consequence for the Borrower or its beneficial owners, as may reasonably be determined by the Borrower in good faith and (v) assets in circumstances where the Initial Lenders and the Borrower reasonably agree that the cost, burden or consequences of obtaining or perfecting a security interest in such assets is excessive in relation to the practical benefit afforded thereby (the foregoing described in clauses (i) through (v) are, collectively, “Excluded Assets”).
The Loan Parties shall not be required to obtain third party acknowledgements or consent in support of the creation, perfection or enforcement of security interests in the Collateral.

5. CERTAIN CONDITIONS

Initial Conditions:	The availability of the Bridge Facility on the Delayed Draw Closing Date to finance the Transactions will be subject only to the conditions precedent set forth in Section 6 of the Commitment Letter and in Exhibit C.

Ex-C-15

6. DOCUMENTATION

Bridge Documentation:	The definitive documentation for the Bridge Facility (the “Bridge Documentation”) shall (i) contain only those conditions to funding on the Delayed Draw Closing Date that are consistent with the Commitment Letter, including this Term Sheet and (ii) except as otherwise provided herein or otherwise mutually agreed by the Borrower and the Lead Arranger, contain terms substantially similar to, and in no event be less favorable to the Loan Parties and their subsidiaries taken as a whole than, those contained in that certain Credit Agreement, dated as of July 25, 2013, by and among American Realty Capital Global Partnership, L.P., JPMorgan Chase Bank, N.A., and the lenders and agents party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, but with such changes as are necessary or reasonably advisable to reflect the nature of the Bridge Facility as a bridge facility (including, without limitation, any changes necessary or advisable to reflect the nature of the Bridge Facility as a secured term loan facility with no “Borrowing Base” or similar constructs) and, following the Delayed Draw Closing Date, taking into account the specific nature of the business of the Borrower and its subsidiaries (including as to business and financial accounting of the Borrower and operational and strategic requirements of the Borrower and its subsidiaries in light of their consolidated size, industries, practices and the Borrower’s proposed business plan) (collectively, the “Bridge Documentation Principles”).
For the avoidance of doubt, on and after the Delayed Draw Closing Date and prior to the delivery of the financial statements first required to be delivered under the Bridge Documentation, any financial calculations and the component definitions thereof shall be calculated on a pro forma basis for the Merger, which, in the case of calculations over an applicable test period, shall mean calculated as if the Merger had occurred on the first day of the applicable test period, and in the case of calculations as of a given date, shall mean calculated as if the Merger has occurred as of such date.
Financial Covenants:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.
Representations and Warranties:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.
Affirmative Covenants:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type including, without limitation, a covenant to provide and to record mortgages, in form and substance reasonably satisfactory to the Initial Lenders, with respect to the Bridge Facility Properties within (but no earlier than) 60 calendar days after the Delayed Draw Closing Date to the extent any Bridge Loans remain outstanding on such date (subject to a grace period of 60 calendar days).
Negative Covenants:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type applicable to the Borrower and each of its subsidiaries (including, without limitation, a negative pledge covenant and a prohibition on entering into restrictive agreements), and a passive holding company covenant applicable to Parent.
Events of Default:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.

Ex-C-16

Voting:	Amendments and waivers with respect to the Bridge Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of Bridge Loans and Bridge Commitments (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any Loan, (ii) reductions in the rate of interest (other than waivers of default interest) or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of such Lender’s commitment and (iv) changes to the waterfall provision and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages, (ii) releases of all or substantially all the Collateral, (iii) release of all or substantially all of the value of the guaranties and (iv) changes in the pro rata sharing provisions (it being understood that amendments involving increased Applicable Margin or other compensation solely for extending lenders will not be considered a change in the pro rata sharing provisions).
The Bridge Documentation shall contain customary lender replacement provisions including in respect of increased cost lenders, and non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as the Required Lenders shall have consented thereto.
Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their Bridge Loans and Bridge Commitments with the consent, not to be unreasonably withheld or delayed, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) a payment (solely with respect to principal or interest) or bankruptcy event of default has occurred and is continuing and (b) the Administrative Agent, unless a Bridge Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund. In the case of a partial assignment (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1,000,000, unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with each assignment. The Lenders shall also be permitted to sell participations in their Bridge Loans. Participants shall have the same benefits as the selling Lenders with respect to yield protection and increased cost provisions, subject to customary limitations. Participants shall have no direct voting rights, but the agreement between the applicable Lender and the participant may provide the participant with consent rights that are limited to those matters set forth in clause (a) of the second preceding paragraph with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of Bridge Loans in accordance with applicable law shall be permitted without restriction.
Yield Protection:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.
Defaulting Lenders:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.

Ex-C-17

Expenses and Indemnification:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.
Governing Law and Forum:	New York.
Counsel to the Administrative Agent and the Lead Arrangers:	White & Case LLP.
Counsel to the Syndication Agent:	Riemer & Braunstein LLP.

Ex-C-18

Annex I to Exhibit B

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Bridge Loans comprising each borrowing will bear interest at a rate per annum equal to the Eurodollar Rate, plus the Applicable Margin.
As used herein:
“Applicable Margin” means a percentage per annum equal to 2.50%; provided that the Applicable Margin with respect to the Bridge Facility set forth above will increase by an additional 50.0 basis points on the date that is 90 days following the Delayed Draw Closing Date and every 90 days thereafter, up to a maximum increase of 100 basis points.
“Interest Period” means a period of one, two, three or six months as selected by the Borrower.
“Eurodollar Rate” means the greater of (i) the rate equal to the London Interbank Offering Rate for deposits of U.S. dollars corresponding to the applicable Interest Period determined by the Administrative Agent at the start of each Interest Period and (ii) 1.00%.
Interest Payment Dates:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.
Default Rate:	At any time when the Borrower is in default in the payment of any amount under the Bridge Facility, after giving effect to any applicable grace period, such overdue amounts shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.
Rate and Fee Basis:	Subject to the Bridge Documentation Principles, usual and customary for financings of this type.

Ex-C-19

Exhibit C

Project Bodhi
Bridge Facility
Conditions

The availability of the Bridge Facility made on the Delayed Draw Closing Date to finance the Transactions shall be subject solely to the satisfaction (or waiver) of the following conditions (in each case, subject to the Limited Conditionality Provision) prior to the Expiration Date. Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in Exhibits A and B thereto.

1. On the Delayed Draw Closing Date, each Loan Party party thereto shall have executed and delivered the definitive credit agreement with respect to the Bridge Facility and the Commitment Parties shall have received:

a.	customary officer’s certificates, resolutions and corporate records, borrowing notices, legal opinions and good standing certificates (solely with respect to the jurisdiction of incorporation or formation of the relevant Loan Party) (if applicable); and
b.	a certificate from the chief financial officer of the Borrower, substantially in the form attached hereto as Exhibit D.

2. The Merger shall be consummated pursuant to the Merger Agreement substantially concurrently with the funding of the Bridge Facility, and no provision thereof shall have been amended or waived by the Borrower or its affiliates, and no consent shall have been given thereunder by the Borrower or its affiliates, in any manner materially adverse to the interests of any Commitment Party or the Lenders without the prior written consent of each Commitment Party (such consent not to be unreasonably withheld or delayed) (it being agreed that (i) any amendment to the definition of Company Material Adverse Effect in the Merger Agreement shall be deemed material and adverse to the interests of the Commitment Parties and the Lenders for purposes hereof and (ii) any consent or waiver granted under the Merger Agreement in accordance with the express terms thereof shall not be considered an amendment, waiver or other modification of the Merger Agreement to the extent that the effect or result of such consent or waiver is not materially adverse to the interests of the Commitment Parties or the Lenders).

3. On the Delayed Draw Closing Date, there does not exist any event, circumstance or occurrence arising after the date of the Merger Agreement that, individually or in the aggregate, constitutes or would reasonably be expected to result in a Company Material Adverse Effect (as defined in the Merger Agreement).

4. Each Commitment Party shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of (x) the Parent and its subsidiaries and (y) the Other MA Parties and their respective subsidiaries, in each case for the three most recently completed fiscal years ended at least 90 days before the Delayed Draw Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of (x) the Borrower and its subsidiaries and (y) the Other MA Parties and their respective subsidiaries, in each case, for each subsequent fiscal quarter, if any, ended at least 45 days before the Delayed Draw Closing Date; provided that filing of the required financial statements on form 10-K and form 10-Q by the Parent or the Other MA Parties, as applicable, will satisfy the foregoing requirements.

5. Each Commitment Party shall have received a pro forma unaudited consolidated balance sheet and related pro forma consolidated statement of income of the Parent and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Delayed Draw Closing Date, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income).

Ex-C-20

6. The Administrative Agent shall have received, at least 5 days prior to the Delayed Draw Closing Date (to the extent requested by the Administrative Agent in writing at least 10 days prior to the Delayed Draw Closing Date), all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

7. Subject to the Limited Conditionality Provision, all actions necessary to establish that the Administrative Agent will have a perfected first priority security interest (subject to liens permitted under the Bridge Documentation) in the Collateral (other than, for the avoidance of doubt, (x) the provision of mortgages and other mortgage-related deliverables and (y) title searches and appraisals to the extent not expressly required pursuant to the terms hereof to be delivered on or prior to the Delayed Draw Closing Date)) shall have been taken.

8. Subject to the Limited Conditionality Provision, each (i) Specified Representation shall be true and correct in all material respects (or in the case of any Specified Representation already qualified by materiality, in all respects) on and as of the Delayed Draw Closing Date, except that any Specified Representation that expressly relates to a given date or period shall be true and correct in all material respects (or in the case of any Specified Representation already qualified by materiality, in all respects) as of the respective date or for the respective period, as the case may be; provided that, to the extent that any Specified Representation is qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification, such qualification shall be deemed to refer to a “Company Material Adverse Effect” (as defined in the Merger Agreement) for purposes of any such representations and warranties made or deemed made on, or as of, the Delayed Draw Closing Date (or any date prior thereto), and (ii) Merger Agreement Representation shall be true and correct in all material respects (or in the case of any Merger Agreement Representation already qualified by materiality, in all respects) to the extent required by the Limited Conditionality Provision.

9. The Borrower shall have ordered title searches for all Bridge Facility Properties on or prior to October 28, 2016, and delivered all such title searches received prior to the Delayed Draw Closing Date to the Lead Arrangers.

10. The ratio of (a) the aggregate Bridge Commitments as of the Delayed Draw Closing Date (prior to giving effect to the incurrence of any Bridge Loans) to (b) the aggregate appraised value of the Bridge Facility Properties (net of the aggregate amount of any indebtedness or other amounts secured by encumbrances thereon (other than the Bridge Loans)) (as determined by FIRREA-Compliant Appraisals) for which FIRREA-Compliant Appraisals have been ordered by the Administrative Agent no later than November 4, 2016, and received by the Administrative Agent prior to the Delayed Draw Closing Date shall be no greater than 0.50 to 1.00; provided that, if the foregoing ratio cannot be satisfied as a result of both (i) the Administrative Agent not ordering such FIRREA-Compliant Appraisals on or prior to November 4, 2016 and (ii) the applicable Commitment Parties not receiving any such FIRREA-Compliant Appraisals on or before the Delayed Draw Closing Date, then notwithstanding anything herein to the contrary, the condition in this paragraph 10 shall be deemed waived by the Commitment Parties.

Ex-C-21

Exhibit D

FORM OF SOLVENCY CERTIFICATE [           , 20  ]

I, [    ], certify that I am the duly appointed, qualified and acting chief financial officer of [    ], a [    ] (“Company”), and in such capacity, and not individually, that:

On the date hereof, after giving effect to the Transactions and the related transactions contemplated by the Bridge Documentation, Company and its subsidiaries, when taken as a whole on a consolidated basis, (a) have property with fair value greater than the total amount of their debts and liabilities, contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated or otherwise, (b) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

The undersigned is familiar with the business and financial position of Company and its subsidiaries. In reaching the conclusions set forth in this Certificate, the undersigned has made such other investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by Company and its subsidiaries after consummation of the transactions contemplated by the Bridge Documentation.

[Remainder of this page intentionally left blank]

Ex-C-22

IN WITNESS WHEREOF, the undersigned has hereunto signed his name as of the date first set forth above.

By:	Name: Title: [Chief Financial Officer]

Solvency Certificate Signature Page

Exhibit E

Real Property Assets

Property	Owner	Address	City	State
Shops At West End	ARC WEMPSMN001, LLC	1621 West End Blvd	St. Louis Park	MN
Southroads Shopping Center	ARC SRTULOK001, LLC	5211 East 41st Street	Tulsa	OK
Montecito Crossing	ARC MCLVSNV001, LLC	6610-6750 North Durango Drive	Las Vegas	NV
Township Marketplace	ARC TMMONPA001, LLC	115 Wagner Road	Monaca	PA
Best on the Boulevard	ARC BBLVSNV001, LLC	3810-3910 South Maryland Parkway	Las Vegas	NV
Colonial Landing	ARC CLORLFL001, LLC	3228 E Colonial Drive	Orlando	FL
The Streets of West Chester	ARC SWWCHOH001, LLC	9465 Civic Center Boulevard	West Chester	OH
Northpark Center	ARC NPHUBOH001, LLC	8301 Old Troy Pike	Huber Heights	OH
Jefferson Commons	ARC JCLOUKY001, LLC	4901 Outer Loop	Louisville	KY
The Centrum	ARC CTCHRNC001, LLC	10500 Centrum Parkway	Charlotte	NC
Northwoods Marketplace	ARC NWNCHSC001, LLC	7620 Rivers Avenue	North Charleston	SC
Northlake Commons	ARC NCCHRNC001, LLC	9309-9330 Center Lake Drive	Charlotte	NC
The Shoppes at Wyomissing	ARC SWWMGPA001, LLC	746 Woodland Road	Wyomissing	PA
Anderson Station	ARC ASANDSC001, LLC	100 Station Drive	Anderson	SC
Parkside Shopping Center	ARC PSFKFKY001, LLC	7700 John Davis Drive	Frankfort	KY
Shops at Rivergate South	ARC RGCHRNC001, LLC	Steele Creek Road and Walker Branch Drive	Charlotte	NC
Southway Shopping Center	ARC SWHOUTX001, LLC	8006-8230 South Gessner Drive	Houston	TX
Centennial Plaza	ARC CPOKCOK001, LLC	5801 N. May Avenue	Oklahoma City	OK
Harlingen Corners	ARC HCHARTX001, LLC	SWQ of US-83 and Dixieland Street	Harlingen	TX
Cross Pointe Centre	ARC CPFAYNC001, LLC	5075 Morganton Road	Fayetteville	NC
Prairie Town Center	ARC PTSBGIL001, LLC	2450 West Schaumburg Road	Schaumburg	IL
Riverbend Marketplace	ARC RBASHNC001, LLC	129 Bleachery Boulevard	Asheville	NC
Shoppes of West Melbourne	ARC SMWMBFL001, LLC	1501 West New Haven Ave.	West Melbourne	FL
Bison Hollow	ARC BHTVCMI001, LLC	3299 US Highway 31	Traverse City	MI
Ex-C-23

Property	Owner	Address	City	State
Pine Ridge Plaza	ARC PRLAWKS001, LLC	3106 Iowa Street	Lawrence	KS
West Lake Crossing	ARC WLHUMTX001, LLC	19125 W. Lake Houston Parkway E	Humble	TX
Towne Centre Plaza	ARC TCMESTX001, LLC	2701 North Mesquite Drive	Mesquite	TX
Stirling Slidell Centre	ARC SSSDLLA001, LLC	61103 Airport Road	Slidell	LA
North Lakeland Plaza	ARC NLLKLFL001, LLC	4241 N. US Highway 98	Lakeland	FL
Village at Quail Springs	ARC QSOKCOK001, LLC	2201 West Memorial Road	Oklahoma City	OK
Lowe’s	ARC LWFYTNC001, LLC	3909 Ramsey Street	Fayetteville	NC

Ex-C-24

Exhibit D

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.
ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST:  The charter (the “Charter”) of American Realty Capital — Retail Centers of America, Inc., a Maryland corporation (the “Corporation”), is hereby amended by deleting Article XIV in its entirety and substituting in lieu thereof the following:

[INTENTIONALLY RESERVED]

SECOND:  The Charter is hereby amended by deleting the following definitions in their entirety under the heading “DEFINITIONS” in Article IV of the Charter:

“ROLL-UP ENTITY” means a partnership, real estate investment trust, corporation, trust or similar entity that would be created or would survive after the successful completion of a proposed Roll-Up Transaction.

“ROLL-UP TRANSACTION” means a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of the Company and the issuance of securities of a Roll-Up Entity to the holders of Common Shares. Such term does not include:

(a) a transaction involving securities of a company that have been for at least twelve (12) months listed on a national securities exchange; or

(b) a transaction involving the conversion to corporate, trust or association form of only the Company, if, as a consequence of the transaction, there will be no significant adverse change in any of the following:

(i)	the voting rights of the holders of the Shares;
(ii)	the term of existence of the Company;
(iii)	Sponsor or Advisor compensation; or
(iv)	the Company’s investment objectives.

THIRD:  The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH:  The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

Ex-D-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer, President and Chairman of the Board of Directors and attested to by its Chief Financial Officer, Treasurer and Secretary on this   th day of           , 2016.

ATTEST: AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

By: Name: Katie P. Kurtz Title: Chief Financial Officer, Treasurer and Secretary	By: (SEAL) Name: Edward M. Weil, Jr. Title: Chief Executive Officer, President and Chairman of the Board of Directors

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Exhibit E

Execution Version

THIRD AMENDED AND RESTATED

ADVISORY AGREEMENT

BY AND AMONG

AMERICAN FINANCE TRUST, INC.,

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.,

AND

AMERICAN FINANCE ADVISORS, LLC

Dated as of September 6, 2016

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Page
1. DEFINITIONS	Ex-E-3
2. APPOINTMENT	Ex-E-10
3. DUTIES OF THE ADVISOR	Ex-E-10
4. AUTHORITY OF ADVISOR	Ex-E-12
5. FIDUCIARY RELATIONSHIP	Ex-E-12
6. NO PARTNERSHIP OR JOINT VENTURE	Ex-E-12
7. BANK ACCOUNTS	Ex-E-12
8. RECORDS; ACCESS	Ex-E-12
9. LIMITATIONS ON ACTIVITIES	Ex-E-12
10. FEES	Ex-E-13
11. EXPENSES	Ex-E-15
12. OTHER SERVICES	Ex-E-16
13. OTHER ACTIVITIES OF THE ADVISOR	Ex-E-16
14. THE AMERICAN REALTY CAPITAL NAME	Ex-E-16
15. TERM OF AGREEMENT	Ex-E-17
16. TERMINATION BY THE PARTIES	Ex-E-17
17. ASSIGNMENT	Ex-E-17
18. PAYMENTS TO AND DUTIES OF ADVISOR UPON TERMINATION	Ex-E-17
19. INCORPORATION OF THE ARTICLES OF INCORPORATION AND THE OPERATING PARTNERSHIP AGREEMENT	Ex-E-18
20. INDEMNIFICATION BY THE COMPANY AND THE OPERATING PARTNERSHIP	Ex-E-18
21. INDEMNIFICATION BY ADVISOR	Ex-E-19
22. NOTICES	Ex-E-20
23. MODIFICATION	Ex-E-20
24. SEVERABILITY	Ex-E-20
25. COMPANY EXISTING PROPERTY MANAGEMENT AND LEASING AGREEMENT; COMPANY ADDITIONAL AGREEMENTS	Ex-E-20
26. GOVERNING LAW	Ex-E-21
27. ENTIRE AGREEMENT	Ex-E-21
28. NO WAIVER	Ex-E-21
29. EFFECTIVENESS OF THIRD AMENDED AND RESTATED ADVISORY AGREEMENT	Ex-E-21
30. PRONOUNS AND PLURALS	Ex-E-21
31. HEADINGS	Ex-E-21
32. EXECUTION IN COUNTERPARTS	Ex-E-21

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ADVISORY AGREEMENT

THIS THIRD AMENDED AND RESTATED ADVISORY AGREEMENT (this “Agreement”) dated as of September 6, 2016, is entered into among American Finance Trust, Inc., a Maryland corporation (the “Company”), American Finance Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), and American Finance Advisors, LLC, a Delaware limited liability company.

WITNESSETH

WHEREAS, the Company is a Maryland corporation created in accordance with Maryland General Corporation Law;

WHEREAS, the Company is the general partner of the Operating Partnership;

WHEREAS, the Company and the Operating Partnership desire to avail themselves of the experience, sources of information, advice, assistance and certain facilities of the Advisor and to have the Advisor undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision of the Board of Directors of the Company, all as provided herein;

WHEREAS, the Advisor is willing to render such services, subject to the supervision of the Board of Directors of the Company, on the terms and subject to the conditions hereinafter set forth;

WHEREAS, the Company, the Operating Partnership and the Advisor (i) entered into that certain Advisory Agreement, dated as of April 4, 2013 (the “Original Agreement”), (ii) amended and restated the Original Agreement on June 5, 2013 and as amended April 15, 2015 (the “Amended and Restated Advisory Agreement”) and (iii) amended and restated the Amended and Restated Advisory Agreement on April 29, 2015 (as amended by the First Amendment to Second Amended and Restated Advisory Agreement, dated as of January 18, 2016, the “Second Amended and Restated Advisory Agreement”);

WHEREAS, as of the date hereof, the Company and the Operating Partnership have entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Genie Acquisition, LLC, American Realty Capital — Retail Centers of America, Inc. and American Realty Capital Retail Operating Partnership, L.P.; and

WHEREAS, in connection with the Merger Agreement, the Company, the Operating Partnership and the Advisor desire to amend and restate the Second Amended and Restated Advisory Agreement with the effectiveness conditioned on, subject to, and only at, the Effective Time (as defined in the Merger Agreement, and such date being the “Effective Date”), and in the event that Closing (as defined in the Merger Agreement) does not occur or the Merger Agreement is terminated, then this Third Amended and Restated Advisory Agreement shall not take effect and the Second Amended and Restated Advisory Agreement shall continue in full force and effect;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound as of the Effective Date, hereby agree as follows:

1. DEFINITIONS.  As used in this Agreement, the following terms have the definitions set forth below:

“Acquisition Expenses” means any and all expenses, incurred by the Company, the Operating Partnership, the Advisor or any of their Affiliates in connection with the selection, evaluation, acquisition, origination, making or development of any Investments, whether or not acquired, including, without limitation, legal fees and expenses, travel and communications expenses, brokerage fees, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

“Adjusted Outstanding Shares” means, for the applicable period, the number of shares of Common Stock, OP Units and other equity-based awards, excluding restricted stock units or any other equity based awards that are subject to performance metrics that are not currently achieved, outstanding on a daily weighted average basis during such period, adjusted as necessary to exclude the effect of dividends or distributions paid in shares of Common Stock, subdivision of outstanding shares of Common Stock into a greater number of shares, combination of outstanding shares of Common Stock into a smaller number of

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shares, any reclassification of shares of Common Stock, repurchases by the Company of shares of Common Stock and redemptions of shares of Common Stock.

“Advisor” means American Finance Advisors, LLC, a Delaware limited liability company, any successor advisor to the Company and the Operating Partnership, or any Person to which American Finance Advisors, LLC or any successor advisor subcontracts substantially all its functions. Notwithstanding the foregoing, a Person hired or retained by American Finance Advisors, LLC to perform property management and related services for the Company or the Operating Partnership that is not hired or retained to perform substantially all the functions of American Finance Advisors, LLC with respect to the Company and the Operating Partnership as a whole shall not be deemed to be an Advisor.

“Affiliate” or “Affiliated” means with respect to any Person, (i) any other Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent (10%) or more of the outstanding voting securities of such Person; (ii) any other Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such Person; (iii) any other Person directly or indirectly controlling, controlled by or under common control with such Person; (iv) any executive officer, director, trustee or general partner of such Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner. For purposes of this definition, the terms “controls,” “is controlled by,” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership or voting rights, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble, and such term shall include any amendment or supplement hereto from time to time.

“Amended and Restated Advisory Agreement” has the meaning set forth in the recitals.

“Articles of Incorporation” means the charter of the Company, as the same may be amended from time to time.

“Base Management Fee” means the fees payable to the Advisor or its assignees pursuant to Section 10(g).

“Board of Directors” or “Board” means the Board of Directors of the Company.

“By-laws” means the by-laws of the Company, as amended and as the same are in effect from time to time.

“Cause” means (i) fraud, criminal conduct, willful misconduct or illegal or negligent breach of fiduciary duty by the Advisor, or (ii) if any of the following events occur: (A) the Advisor shall breach any material provision of this Agreement, and after written notice of such breach, shall not cure such default within thirty (30) days or have begun action within thirty (30) days to cure the default which shall be completed with reasonable diligence; (B) the Advisor shall be adjudged bankrupt or insolvent by a court of competent jurisdiction, or an order shall be made by a court of competent jurisdiction for the appointment of a receiver, liquidator, or trustee of the Advisor, for all or substantially all its property by reason of the foregoing, or if a court of competent jurisdiction approves any petition filed against the Advisor for reorganization, and such adjudication or order shall remain in force or unstayed for a period of thirty (30) days; or (C) the Advisor shall institute proceedings for voluntary bankruptcy or shall file a petition seeking reorganization under the federal bankruptcy laws, or for relief under any law for relief of debtors, or shall consent to the appointment of a receiver for itself or for all or substantially all its property, or shall make a general assignment for the benefit of its creditors, or shall admit in writing its inability to pay its debts, generally, as they become due.

“Change of Control” means a change of control of the Company of a nature that would be required to be reported in response to the disclosure requirements of Schedule 14A of Regulation 14A promulgated under the Exchange Act, as enacted and in force on the date hereof, whether or not the Company is then subject to such reporting requirements; provided, however, that, without limitation, a Change of Control shall be deemed to have occurred if: (i) any “person” (within the meaning of Section 13(d) of the Exchange Act, as enacted and in force on the date hereof) is or becomes the “beneficial owner” (as that term is defined in Rule 13d-3, as enacted and in force on the date hereof, under the Exchange Act) of securities of the Company representing

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9.8% or more of the combined voting power of the Company’s securities then outstanding; (ii) there occurs a merger, consolidation or other reorganization of the Company which is not approved by the Board of Directors; (iii) there occurs a sale, exchange, transfer or other disposition of substantially all the assets of the Company to another Person, which disposition is not approved by the Board of Directors; or (iv) there occurs a contested proxy solicitation of the Stockholders that results in the contesting party electing candidates to a majority of the Board of Directors’ positions next up for election.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Common Stock” means the shares of the Company’s common stock, par value $0.01 per share.

“Company” has the meaning set forth in the preamble.

“Company Additional Agreements” means, collectively, the Amended and Restated Property Management and the Amended and Restated Leasing Agreement, each executed on the date hereof between the Company and American Finance Properties, LLC, a Delaware limited liability company, and each effective only if and when this Third Amended and Restated Advisory Agreement becomes effective at the Effective Time as provided in Section 29 and as also provided in each such agreement.

“Company Existing Property Management and Leasing Agreement” means the Amended and Restated Property Management and Leasing Agreement executed on the date hereof among the Company, the Operating Partnership and American Finance Properties, LLC (formerly known as American Realty Capital Properties V, LLC), a Delaware limited liability company and effective only if and when this Third Amended and Restated Advisory Agreement becomes effective at the Effective Time as provided in Section 29 and as also provided in Section 6.13 of such agreement.

“Contract Purchase Price” means the amount actually paid for (including, without duplication, any indebtedness and fair market value of any liability assumed in) the purchase, development or construction of a Property or the amount of funds advanced under a Mortgage, or the amount actually paid for an Investment, in each case exclusive of Acquisition Expenses.

“Core Earnings” means the net income (loss), computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Variable Management Fee, (iii) acquisition and transaction related fees and expenses, (iv) financing related fees and expenses, (v) depreciation and amortization, (vi) realized gains and losses on the sale of assets, (vii) any unrealized gains or losses or other non-cash items that are included in net income (loss) for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, (viii) one-time events pursuant to changes in GAAP and certain non-cash charges, (ix) impairment losses on real estate related investments and other than temporary impairment of securities, (x) amortization of deferred financing costs, (xi) amortization of tenant inducements, (xii) amortization of straight-line rent, (xiii) amortization of market lease intangibles, (xiv) provision for loan losses and (xv) other non-recurring revenue and expenses, in each case after discussions between the Advisor and the Independent Directors and approved by a majority of the Independent Directors.

“Core Earnings Per Adjusted Share” means, for the applicable period, Core Earnings divided by the Adjusted Outstanding Shares for such period.

“Dealer Manager” means Realty Capital Securities, LLC, or such other Person selected by the Board of Directors to act as the dealer manager for the Offering.

“Dealer Manager Fee” means the fee from the sale of Shares in a Primary Offering, payable to the Dealer Manager for serving as the dealer manager of such Primary Offering.

“Director” means a director of the Company.

“Distributions” means any distributions of money or other property by the Company to Stockholders, including distributions that may constitute a return of capital for U.S. federal income tax purposes.

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“Equity Proceeds” means with respect to any period, the cumulative net proceeds of all common and preferred equity issued by the Company and its subsidiaries during such period, including: (1) any equity issued in exchange or conversion of exchangeable notes based on the stock price at the date of issuance; (2) any other issuances of equity, including but not limited to units in the Operating Partnership (excluding equity based compensation but including issuances related to an acquisition, investment, joint-venture or partnership); and (3) any cumulative Core Earnings in excess of cumulative distributions paid on common stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto. Reference to any provision of the Exchange Act shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Good Reason” means: (i) any failure to obtain a satisfactory agreement from any successor to the Company or the Operating Partnership to assume and agree to perform obligations under this Agreement; or (ii) any material breach of this Agreement of any nature whatsoever by the Company or the Operating Partnership.

“Gross Proceeds” means the aggregate purchase price of all Shares sold for the account of the Company through an Offering, without deduction for Selling Commissions, volume discounts, any marketing support and due diligence expense reimbursement or Organization and Offering Expenses. For the purpose of computing Gross Proceeds, the purchase price of any Share for which reduced Selling Commissions are paid to the Dealer Manager or a Soliciting Dealer (where net proceeds to the Company are not reduced) shall be deemed to be the full amount of the offering price per Share pursuant to the Prospectus for such Offering without reduction.

“Indemnitee” has the meaning set forth in Section 20.

“Independent Director” means a Director who is not and who has not been within the last two years, directly or indirectly associated with the Sponsor or the Advisor by virtue of ownership of an interest in the Sponsor, the Advisor or any of their Affiliates,

“Insourced Acquisition Expenses” means Acquisition Expenses incurred in connection with services performed by the Advisor or any of its Affiliates, including legal advisory expenses, due diligence expenses, personnel expenses, acquisition-related administrative and advisory expenses, survey, property, contract review expenses, travel and communications expenses and other closing costs.

“Internalization” has the meaning set forth in Section 18(b)(i).

“Internalization Fee” means an amount equal to (i) $15,000,000 (the “Fixed Amount”); plus (ii) (x) 4.5 multiplied by the Subject Fees, if the effective date of Internalization is on or prior to December 31, 2028 or (y) 3.5 multiplied by the Subject Fees, if the effective date of Internalization is on or after January 1, 2029; plus (iii) 1.00% multiplied by (x) the Contract Purchase Price (not including any portion of such Contract Purchase Price funded solely with Equity Proceeds in respect of the period occurring on or prior to the end of the fiscal quarter in which the Notice Date occurs and previously increased the Variable Portion) of any Investment that is acquired (i.e., closing has occurred) after the end of the fiscal quarter in which the Notice Date occurs and prior to the effective date of Internalization and (y) without duplication, all Equity Proceeds in respect of the period following the end of the fiscal quarter in which the Notice Date occurs and prior to the effective date of Internalization.

“Internalization Notice” has the meaning set forth in Section 18(b)(i)(B).

“Internalization Stock” has the meaning set forth in Section 18(b)(i)(D).

“Investments” means any investments by the Company or the Operating Partnership, directly or indirectly, in Real Estate Assets, Real Estate Related Loans or any other asset.

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“Issuance Date” has the meaning set forth in Section 15(b)(i)(D).

“Joint Ventures” means the joint venture or partnership or other similar arrangements (other than between the Company and the Operating Partnership) in which the Company or the Operating Partnership or any of their subsidiaries is a co-venturer, limited liability company member, limited partner or general partner, which are established to acquire or hold Investments.

“Listing” means the listing of the Common Stock on a national securities exchange, or the inclusion of the Common Stock for trading in the over-the-counter-market.

“Loans” means any indebtedness or obligations in respect of borrowed money or evidenced by bonds, notes, debentures, deeds of trust, letters of credit or similar instruments, including mortgages and mezzanine loans.

“Market Check” means an analysis comparing (a) the amount of Insourced Acquisition Expenses paid in the previous calendar year to the Advisor or any of its Affiliates with (b) the projected amount of Acquisition Expenses for the following calendar year assuming that a Person other than the Advisor or its Affiliates performs substantially similar services for a substantially similar amount of Investments.

“Mortgages” means, in connection with mortgage financing provided by the Company, all of the notes, deeds of trust, security interests or other evidences of indebtedness, which are secured or collateralized by Real Property owned by the borrowers under such notes, deeds of trust, security interests or other evidences of indebtedness.

“Notice” has the meaning set forth in Section 22.

“Notice Date” has the meaning set forth in Section 18(b)(i)(B).

“Offering” means any public offering and sale of Shares pursuant to an effective registration statement filed under the Securities Act.

“Operating Partnership” has the meaning set forth in the preamble.

“Operating Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of the date hereof, among the Company, American Finance Trust V Special Limited Partner, LLC, and the Advisor, as the same may be amended from time to time.

“OP Units” means units of limited partnership interest in the Operating Partnership.

“Organization and Offering Expenses” means all expenses (other than the Selling Commission and the Dealer Manager Fee) to be paid by the Company in connection with an Offering, including legal, accounting, printing, mailing and filing fees, charges of the escrow holder and transfer agent, charges of the Advisor for administrative services related to the issuance of Shares in an Offering, reimbursement of the Advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by the Company (primarily the travel, meal and lodging costs of the registered representatives of broker-dealers), attendance and sponsorship fees and cost reimbursement for employees of the Company’s Affiliates to attend retail seminars conducted by broker-dealers and, in special cases, reimbursement to soliciting broker-dealers for technology costs associated with an Offering, costs and expenses related to such technology costs, and costs and expenses associated with facilitation of the marketing of the Shares and the ownership of Shares by such broker-dealer’s customers.

“Original Advisory Agreement” has the meaning set forth in the recitals.

“Outside Date” has the meaning set forth in Section 18(b)(i)(D)(4).

“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other legal entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act.

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“Primary Offering” means the portion of an Offering other than the Shares offered pursuant to the Company’s distribution reinvestment plan.

“Property” or “Properties” means, as the context requires, any, or all, respectively, of the Real Property acquired by the Company, directly or indirectly through joint venture arrangements or other partnership or investment interests.

“Property Transaction” means an acquisition, disposition or financing transaction for which a Specified Advisor had initiated discussions or negotiations prior to, and is subsequently consummated following, a Specified Transaction in which the Specified Agreement to which such Specified Advisor was a party is terminated.

“Prospectus” means a final prospectus of the Company filed pursuant to Rule 424(b) of the Securities Act, as the same may be amended or supplemented from time to time.

“Real Estate Assets” means any investment by the Company or the Operating Partnership in unimproved and improved Real Property (including fee or leasehold interests, options and leases), directly, through one or more subsidiaries or through a Joint Venture.

“Real Estate Related Loans” means any investments in mortgage loans and other types of real estate related debt financing, including, mezzanine loans, bridge loans, convertible mortgages, wraparound mortgage loans, construction mortgage loans, loans on leasehold interests and participations in such loans, by the Company or the Operating Partnership, directly, through one or more subsidiaries or through a Joint Venture.

“Real Property” means (i) land, (ii) rights in land (including leasehold interests), and (iii) any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.

“Registration Statement” has the meaning set forth in Section 18(b)(i)(D)(1).

“REIT” means a corporation, trust, association or other legal entity (other than a real estate syndication) that is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests) or in loans secured by real estate or both, as defined pursuant to Sections 856 through 860 of the Code and any successor or other provisions of the Code relating to real estate investment trusts (including provisions as to the attribution of ownership of beneficial interests therein) and the regulations promulgated thereunder.

“Sale” or “Sales” means any transaction or series of transactions whereby: (i) the Company or the Operating Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its direct or indirect ownership of any Real Estate Assets, Loan or other Investment or portion thereof, including the lease of any Real Estate Assets consisting of a building only, and including any event with respect to any Real Estate Assets that gives rise to a significant amount of insurance proceeds or condemnation awards; (ii) the Company or the Operating Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its ownership of all or substantially all the direct or indirect interest of the Company or the Operating Partnership in any Joint Venture in which it is a co-venturer, member or partner; (iii) any Joint Venture directly or indirectly (except as described in other subsections of this definition) in which the Company or the Operating Partnership as a co-venturer, member or partner sells, grants, transfers, conveys, or relinquishes its direct or indirect ownership of any Real Estate Assets or portion thereof, including any event with respect to any Real Estate Assets which gives rise to insurance claims or condemnation awards; or (iv) the Company or the Operating Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, conveys or relinquishes its direct or indirect interest in any Real Estate Related Loans or portion thereof (including with respect to any Real Estate Related Loan, all payments thereunder or in satisfaction thereof other than regularly scheduled interest payments) and any event which gives rise to a significant amount of insurance proceeds or similar awards; or (v) the Company or the Operating Partnership directly or indirectly (except as described in other subsections of this definition) sells, grants, transfers, conveys, or relinquishes its direct or indirect ownership of any other asset not previously described in this definition or any portion thereof, but not including any transaction or series of transactions specified in

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clauses (i) through (v) above in which the proceeds of such transaction or series of transactions are reinvested by the Company in one or more assets within 180 days thereafter.

“Second Amended and Restated Advisory Agreement” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor statute thereto. Reference to any provision of the Securities Act shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Selling Commission” means the fee payable to the Dealer Manager and reallowable to Soliciting Dealers with respect to Shares sold by them in a Primary Offering.

“Shares” means the shares of beneficial interest or of common stock of the Company of any class or series, including Common Stock, that has the right to elect the Directors of the Company.

“Soliciting Dealers” means broker-dealers that are members of FINRA, or that are exempt from broker-dealer registration, and that, in either case, have executed soliciting dealer or other agreements with the Dealer Manager to sell Shares.

“Specified Advisor” means, with respect to any Specified Target, the entity that advises such Specified Target.

“Specified Agreement” means, with respect to any Specified Target, the advisory agreement in effect on the date hereof pursuant to which the applicable Specified Advisor provides advisory services to such Specified Target.

“Specified Equity Value” means, with respect to any Specified Transaction, an amount equal to the aggregate total consideration paid to the holders of common stock, preferred stock, convertible preferred stock or other equity of the Specified Target or of the operating partnership of such Specified Target that is the subject of the acquisition that constitutes such Specified Transaction; provided, that Specified Equity Value shall not include any consideration paid for or in redemption of “special limited partner interests” in the operating partnership of such Specified Target (“special limited partner interests” being understood to be interests in such partnerships similar in type to the interest designated in the Operating Partnership Agreement as the “Special Limited Partner Interest”).

“Specified Increase” means, with respect to any Specified Transaction, an amount equal to the Specified Equity Value of such Specified Transaction multiplied by (i) during the twelve (12) month period following such Specified Transaction, 0.0031, (ii) during the twelve (12) month period following the period described in clause (i), 0.0047 and (iii) thereafter, 0.0062.

“Specified Target” means, any REIT other than American Realty Capital-Retail Centers of America, Inc. that, as of the Effective Date, is advised by an entity that is wholly-owned (directly or indirectly) by the Sponsor or AR Capital, LLC.

“Specified Transaction” means, other than any Joint Ventures, the acquisition by the Company (whether by merger, consolidation or otherwise) of any Specified Target.

“Sponsor” means AR Global Investments, LLC, a Delaware limited liability company.

“Stockholders” means the holders of record of the Shares as maintained on the books and records of the Company or its transfer agent.

“Subject Fees” means (i) (x) (A) the actual Base Management Fee plus (B) the actual Variable Management Fee, in each of clauses (A) and (B), payable for the fiscal quarter in which the Notice Date occurs multiplied by (y) four (4) plus (ii) without duplication, the annual increase in the Base Management Fee resulting from Equity Proceeds in respect of the fiscal quarter in which the Notice Date occurs.

“Termination Date” means the date of termination of this Agreement.

“Trading Day” means a day on which the principal national securities exchange on which a security is listed or admitted to trading is open for the transaction of business or, if a security is not listed or admitted to

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trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Value” means, with respect to any security, the average of the daily market price of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. The market price for each such Trading Day shall be: (i) if the security is listed or admitted to trading on the NYSE or any national securities exchange, the last reported sale price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on such day, (ii) if the security is not listed or admitted to trading on the NYSE or any national securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Advisor, or (iii) if the security is not listed or admitted to trading on the NYSE or any national securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the Advisor, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten days prior to the date in question) for which prices have been so reported; provided, that if there are no bid and asked prices reported during the ten days prior to the date in question, the value of the security shall be determined by the Advisor acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the security includes any additional rights, then the value of such rights shall be determined by the Advisor acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Variable Management Fee” means the fees payable to the Advisor or its assignees pursuant to Section 10(f).

2. APPOINTMENT.  The Company and the Operating Partnership hereby appoint the Advisor to serve as their advisor to perform the services set forth herein on the terms and subject to the conditions set forth in this Agreement and subject to the supervision of the Board, and the Advisor hereby accepts such appointment.

3. DUTIES OF THE ADVISOR.  The Advisor will use its reasonable best efforts to present to the Company and the Operating Partnership potential investment opportunities and to provide a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Board. In performance of this undertaking, subject to the supervision of the Board and consistent with the provisions of the Articles of Incorporation, By-laws and the Operating Partnership Agreement, the Advisor, directly or indirectly, will:

(a) serve as the Company’s and the Operating Partnership’s investment and financial advisor;

(b) provide the daily management for the Company and the Operating Partnership and perform and supervise the various administrative functions necessary for the day-to-day management of the operations of the Company and the Operating Partnership;

(c) investigate, select and, on behalf of the Company and the Operating Partnership, engage and conduct business with and supervise the performance of such Persons as the Advisor deems necessary to the proper performance of its obligations hereunder (including consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, property managers, real estate management companies, real estate operating companies, securities investment advisors, mortgagors, the registrar and the transfer agent and any and all agents for any of the foregoing), including Affiliates of the Advisor and Persons acting in any other capacity deemed by the Advisor necessary or desirable for the performance of any of the foregoing services (including entering into contracts in the name of the Company and the Operating Partnership with any of the foregoing);

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(d) consult with the officers and Directors of the Company and assist the Directors in the formulation and implementation of the Company’s financial policies, and, as necessary, furnish the Board with advice and recommendations with respect to the making of investments consistent with the investment objectives and policies of the Company and in connection with any borrowings proposed to be undertaken by the Company or the Operating Partnership;

(e) subject to the provisions of Section 4, (i) participate in formulating an investment strategy and asset allocation framework; (ii) locate, analyze and select potential Investments; (iii) structure and negotiate the terms and conditions of transactions pursuant to which acquisitions and dispositions of Investments will be made; (iv) research, identify, review and recommend acquisitions and dispositions of Investments to the Board and make Investments on behalf of the Company and the Operating Partnership in compliance with the investment objectives and policies of the Company; (v) arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with, Investments; (vi) enter into leases and service contracts for Real Estate Assets and, to the extent necessary, perform all other operational functions for the maintenance and administration of such Real Estate Assets; (vii) actively oversee and manage Investments for purposes of meeting the Company’s investment objectives and reviewing and analyzing financial information for each of the Investments and the overall portfolio; (viii) select Joint Venture partners, structure corresponding agreements and oversee and monitor these relationships; (ix) oversee, supervise and evaluate Affiliated and non-Affiliated property managers who perform services for the Company or the Operating Partnership; (x) oversee Affiliated and non-Affiliated Persons with whom the Advisor contracts to perform certain of the services required to be performed under this Agreement; (xi) manage accounting and other record-keeping functions for the Company and the Operating Partnership, including reviewing and analyzing the capital and operating budgets for the Real Estate Assets and generating an annual budget for the Company; (xii) recommend various liquidity events to the Board when appropriate; and (xiii) source and structure Real Estate Related Loans;

(f) upon request, provide the Board with periodic reports regarding prospective investments;

(g) make investments in, and dispositions of, Investments within the discretionary limits and authority as granted by the Board;

(h) negotiate on behalf of the Company and the Operating Partnership with banks or other lenders for Loans to be made to the Company, the Operating Partnership or any of their subsidiaries, and negotiate with investment banking firms and broker-dealers on behalf of the Company, the Operating Partnership or any of their subsidiaries, or negotiate private sales of Shares or obtain Loans for the Company, the Operating Partnership or any of their subsidiaries, but in no event in such a manner so that the Advisor shall be acting as broker-dealer or underwriter; provided, however, that any fees and costs payable to third parties incurred by the Advisor in connection with the foregoing shall be the responsibility of the Company, the Operating Partnership or any of their subsidiaries;

(i) obtain reports (which may, but are not required to, be prepared by the Advisor or its Affiliates), where appropriate, concerning the value of Investments or contemplated investments of the Company and the Operating Partnership;

(j) from time to time, or at any time reasonably requested by the Board, make reports to the Board of its performance of services to the Company and the Operating Partnership under this Agreement, including reports with respect to potential conflicts of interest involving the Advisor or any of its Affiliates;

(k) provide the Company and the Operating Partnership with all necessary cash management services;

(l) deliver to, or maintain on behalf of, the Company copies of all appraisals obtained in connection with the investments in any Real Estate Assets as may be required to be obtained by the Board;

(m) notify the Board of all proposed material transactions before they are completed;

(n) effect any private placement of OP Units, tenancy-in-common (TIC) or other interests in Investments as may be approved by the Board;

(o) perform investor-relations and Stockholder communications functions for the Company;

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(p) render such services as may be reasonably determined by the Board of Directors consistent with the terms and conditions herein; and

(q) maintain the Company’s accounting and other records and assist the Company in filing all reports required to be filed by it with the Securities and Exchange Commission, the Internal Revenue Service and other regulatory agencies;

(r) do all things reasonably necessary to assure its ability to render the services described in this Agreement.

Notwithstanding the foregoing or anything else that may be to the contrary in this Agreement, the Advisor may delegate any of the foregoing duties to any Person so long as the Advisor or its Affiliate remains responsible for the performance of the duties set forth in this Section 3.

4. AUTHORITY OF ADVISOR.

(a) Pursuant to the terms of this Agreement (including the restrictions included in this Section 4 and in Section 9), and subject to the continuing and exclusive authority of the Board over the supervision of the Company, the Company, acting on the authority of the Board of Directors, hereby delegates to the Advisor the authority to perform the services described in Section 3.

(b) Notwithstanding anything herein to the contrary, all Investments will require the prior approval of the Board, any particular Directors specified by the Board or any committee of the Board specified by the Board, as the case may be.

(c) If a transaction requires approval by the Independent Directors, the Advisor will deliver to the Independent Directors all documents and other information reasonably required by them to evaluate properly the proposed transaction.

(d) The Board may, at any time upon the giving of Notice to the Advisor, modify or revoke the authority set forth in this Section 4; provided, however, that such modification or revocation shall be effective upon receipt by the Advisor and shall not be applicable to investment transactions to which the Advisor has committed the Company or the Operating Partnership prior to the date of receipt by the Advisor of such notification.

5. FIDUCIARY RELATIONSHIP.  The Advisor, as a result of its relationship with the Company and the Operating Partnership pursuant to this Agreement, has a fiduciary responsibility and duty to the Company, the Stockholders and the partners in the Operating Partnership.

6. NO PARTNERSHIP OR JOINT VENTURE.  Except as provided in Section 10(i), the parties to this Agreement are not partners or joint venturers with each other and nothing herein shall be construed to make them partners or joint venturers or impose any liability as such on either of them.

7. BANK ACCOUNTS.  The Advisor may establish and maintain one or more bank accounts in the name of the Company or the Operating Partnership and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Company or the Operating Partnership, under such terms and conditions as the Board may approve; provided, that no funds shall be commingled with the funds of the Advisor; and, upon request, the Advisor shall render appropriate accountings of such collections and payments to the Board and to the auditors of the Company.

8. RECORDS; ACCESS.  The Advisor shall maintain appropriate records of all its activities hereunder and make such records available for inspection by the Directors and by counsel, auditors and authorized agents of the Company, at any time and from time to time. The Advisor shall at all reasonable times have access to the books and records of the Company and the Operating Partnership.

9. LIMITATIONS ON ACTIVITIES.  Notwithstanding anything herein to the contrary, the Advisor shall refrain from taking any action which, in its sole judgment, or in the sole judgment of the Company, made in good faith, would (a) adversely affect the status of the Company as a REIT, unless the Board has determined that REIT qualification is not in the best interests of the Company and its Stockholders, (b) subject the Company to regulation under the Investment Company Act of 1940, as amended, or (c) violate any law,

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rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the Company, the Operating Partnership or the Shares, or otherwise not be permitted by the Articles of Incorporation or By-laws, except if such action shall be ordered by the Board, in which case the Advisor shall notify promptly the Board of the Advisor’s judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board. In such event, the Advisor shall have no liability for acting in accordance with the specific instructions of the Board so given.

10. FEES.

(a) [Intentionally Omitted].

(b) Limitation on Acquisition Expenses.

(i) The total of all Acquisition Expenses payable in connection with the Company’s total portfolio of Investments and reinvestments, if any, shall be reasonable and shall not exceed an amount equal to four and one-half percent (4.5%) of the Contract Purchase Price of the Company’s total portfolio of Investments or four and one-half percent (4.5%) of the amount advanced for the Company’s total portfolio of Investments.

(ii) The total of all Acquisition Expenses payable in connection with any Investment or any reinvestment shall be reasonable and shall not exceed an amount equal to four and one-half percent (4.5%) of the Contract Purchase Price of the Investment or four and one-half percent (4.5%) of the amount advanced for any Investment; provided, further, however, that a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in the transaction may approve expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

(iii) [Intentionally Omitted].

(c) [Intentionally Omitted].

(d) [Intentionally Omitted].

(e) [Intentionally Omitted].

(f) Variable Management Fee.  The Company shall pay the Advisor a Variable Management Fee, payable quarterly in arrears, in an amount equal to (i) the product of (A) the Adjusted Outstanding Shares for the calendar quarter multiplied by (B) 15% multiplied by (C) the excess of Core Earnings Per Adjusted Share for the previous 3-month period over $0.375, plus (ii) the product of (X) the Adjusted Outstanding Shares for the calendar quarter multiplied by (Y) 10% multiplied by (Z) the excess of Core Earnings Per Adjusted Share for the previous 3-month period over $0.50.

(g) Base Management Fee.

(i) The Company shall pay the Advisor a Base Management Fee, payable on the first business day of each month following the Effective Date. Subject to Section 10(g)(ii), the Base Management Fee shall be equal to (x) (i) $1,750,000 during the twelve (12) month period following the Effective Date, (ii) $1,875,000 during the twelve (12) month period following the period described in clause (i) and (iii) thereafter, $2,000,000 (the portion of the Base Management Fee described in this clause (x), the “Fixed Portion”); plus (y) an amount equal to (A) 1.25% of the Equity Proceeds in respect of the period following the Effective Date (other than in connection with a Specified Transaction), divided by (B) twelve (12) (the portion of the Base Management Fee described in this clause (y), the “Variable Portion”).

(ii) In connection with any Specified Transaction consummated by the Company following the Effective Date, the Fixed Portion shall be increased by the Specified Increase for such Specified Transaction.

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(h) Payment of Fees.

(i) In connection with the Variable Management Fee, the Company shall pay such fees to the Advisor or its assignees in cash, in Shares, or a combination of both, the form of payment to be determined in the sole discretion of the Advisor.

(ii) The Base Management Fee shall be payable in the form determined, at the discretion of the Advisor, in cash, OP Units, Shares, or any combination thereof. Each OP Unit or Share shall be valued at the Value of a Share.

(i) Exclusion of Certain Transactions.

(i) If the Company or the Operating Partnership shall propose to enter into any transaction in which the Advisor, any Affiliate of the Advisor or any of the Advisor’s directors or officers has a direct or indirect interest, then such transaction shall be approved by a majority of the Board not otherwise interested in such transaction, including a majority of the Independent Directors.

(ii) Neither the Company nor the Operating Partnership shall make Loans to the Advisor or any Affiliate thereof or certain of the Stockholders except Mortgages or loans to wholly owned subsidiaries of the Company. None of the Advisor nor any Affiliate thereof, or certain of the Stockholders shall make loans to the Company or the Operating Partnership, or to Joint Ventures, unless approved by a majority of the Directors (including a majority of the Independent Directors) not otherwise interested in such transaction as fair, competitive, and commercially reasonable, and no less favorable to the Company or Operating Partnership, as applicable, than comparable loans between unaffiliated parties.

(iii) The Company and the Operating Partnership may enter into Joint Ventures with the Advisor or its Affiliates provided that (a) a majority of Directors (including a majority of Independent Directors) not otherwise interested in the transaction approves the transaction as being fair and reasonable to the Company or Operating Partnership, as applicable, and (b) the investment by the Company or Operating Partnership, as applicable, is on substantially the same terms as those received by other joint venturers.

(j) Limitation on Insourced Acquisition Expenses.

(i) The total of all Insourced Acquisition Expenses with respect to any Investment shall initially be fixed at, and shall not exceed, 0.50% of the Contract Purchase Price of the Investment or 0.50% of the amount advanced for an Investment, which the Company shall pay to the Advisor or its Affiliate at the closing of each Investment. For the avoidance of doubt, no payment in respect of Insourced Acquisition Expenses shall be made unless the Advisor or its Affiliates shall have performed services related to selecting, evaluating and acquiring an Investment, regardless of whether such Investment is ultimately acquired.

(ii) The total of all Insourced Acquisition Expenses for any calendar year shall initially be fixed at, and shall not exceed, 0.50% of the Contract Purchase Price of the Investments acquired during such period or 0.50% of the amounts advanced for the Investments made during such period (to be prorated for any partial calendar year); provided, however, within a reasonable period of time following the end of each such calendar year, the Company shall perform a Market Check and provide the results thereof to the Advisor within a reasonable period of time and, if the result of the Market Check is that the projected amount of Acquisition Expenses that would be incurred if substantially similar services with respect to a substantially similar amount of properties were to be provided by a Person other than the Advisor or any of its Affiliates during the subsequent calendar year is lower than the amount of Insourced Acquisition Expenses paid to the Advisor or its Affiliates during the previous calendar year, either (A) the Advisor shall agree to reduce the cap on the Insourced Acquisition Expenses until the next Market Check such that the cap on Insourced Acquisition Expenses does not exceed the projected amount of Acquisition Expenses that would be incurred if substantially similar services with respect to a substantially similar amount of properties were to be provided by a Person other than the Advisor or any of its Affiliates during the subsequent calendar year or (B) the Company may outsource to a Person other than the Advisor or its Affiliate certain services previously provided by the Advisor or its Affiliates until the next Market Check.

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11. EXPENSES.

(a) In addition to the compensation paid to the Advisor pursuant to Section 10, the Company or the Operating Partnership shall pay directly or reimburse the Advisor, quarterly and in arrears, for all the expenses paid or incurred by the Advisor or its Affiliates in connection with the services it provides to the Company and the Operating Partnership pursuant to this Agreement, including, the following:

(i) Organization and Offering Expenses, including third-party due diligence fees related to the Primary Offering, as set forth in detailed and itemized invoices; provided, however, that the Company shall not reimburse the Advisor to the extent such reimbursement would cause the total amount of Organization and Offering Expenses paid by the Company and the Operating Partnership to exceed two percent (2.0%) of the Gross Proceeds raised in all Primary Offerings;

(ii) Acquisition Expenses, subject to the limitations set forth in Section 10(b), and Insourced Acquisition Expenses, subject to the limitations set forth in Section 10(i);

(iii) the actual cost of goods and services used by the Company and obtained from entities not Affiliated with the Advisor;

(iv) interest and other costs for Loans, including discounts, points and other similar fees;

(v) taxes and assessments on income of the Company or Investments;

(vi) costs associated with insurance required in connection with the business of the Company or by the Board;

(vii) expenses of managing and operating Investments owned by the Company, whether payable to an Affiliate of the Company or a non-affiliated Person;

(viii) all expenses in connection with payments to the Directors for attending meetings of the Board and Stockholders;

(ix) expenses associated with a Listing, if applicable, or with the issuance and distribution of Shares, such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

(x) expenses connected with payments of Distributions;

(xi) expenses of organizing, revising, amending, converting, modifying or terminating the Company, the Operating Partnership or any subsidiary thereof or the Articles of Incorporation, By-laws or governing documents of the Operating Partnership or any subsidiary of the Company or the Operating Partnership;

(xii) expenses of maintaining communications with Stockholders, including the cost of preparation, printing, and mailing annual reports and other Stockholder reports, proxy statements and other reports required by governmental entities;

(xiii) administrative service expenses, including all costs and expenses incurred by the Advisor or its Affiliates in fulfilling its duties hereunder, including reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services; provided, however, that no reimbursement shall be made for costs of such employees of the Advisor or its Affiliates to the extent that such employees perform services for which the Advisor receives a separate fee; and

(xiv) audit, accounting and legal fees.

(b) Commencing upon the earlier to occur of (i) the fifth fiscal quarter after the Company makes its first Investment and (ii) six (6) months after the commencement of the initial Offering, expenses incurred by the Advisor on behalf of the Company and the Operating Partnership or in connection with the services provided by the Advisor hereunder and payable pursuant to this Section 11 shall be reimbursed (excluding Insourced Acquisition Expenses which shall be paid as described in Section 10(j)(i) of this Agreement), no less than monthly, to the Advisor.

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12. OTHER SERVICES.  Should the Board request that the Advisor or any director, officer or employee thereof render services for the Company and the Operating Partnership other than set forth in Section 3, such services shall be separately compensated at such customary rates and in such customary amounts as are agreed upon by the Advisor and the Board, including a majority of the Independent Directors, subject to the limitations contained in the Articles of Incorporation, and shall not be deemed to be services pursuant to the terms of this Agreement.

13. OTHER ACTIVITIES OF THE ADVISOR.  Except as set forth in this Section 13, nothing herein contained shall prevent the Advisor or any of its Affiliates from engaging in or earning fees from other activities, including the rendering of advice to other Persons (including other REITs) and the management of other programs advised, sponsored or organized by the Sponsor or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, member, partner, employee or stockholder of the Advisor or any of its Affiliates to engage in or earn fees from any other business or to render services of any kind to any other Person and earn fees for rendering such services; provided, however, that the Advisor must devote sufficient resources to the Company’s business to discharge its obligations to the Company under this Agreement. The Advisor may, with respect to any investment in which the Company is a participant, also render advice and service to each and every other participant therein, and earn fees for rendering such advice and service. Specifically, it is contemplated that the Company may enter into Joint Ventures or other similar co-investment arrangements with certain Persons, and pursuant to the agreements governing such Joint Ventures or arrangements, the Advisor may be engaged to provide advice and service to such Persons, in which case the Advisor will earn fees for rendering such advice and service.

The Advisor shall report to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or could create a conflict of interest between the Advisor’s obligations to the Company and its obligations to or its interest in any other Person. If the Advisor, Director or Affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Company, the Advisor shall inform the Board of the method to be applied by the Advisor in allocating investment opportunities among the Company and competing investment entities and shall provide regular updates to the Board of the investment opportunities provided by the Advisor to competing programs in order for the Board (including the Independent Directors) to fulfill its duty to ensure that the Advisor and its Affiliates use their reasonable best efforts to apply such method fairly to the Company.

14. THE AMERICAN REALTY CAPITAL NAME.  The Advisor and its Affiliates have or may have a proprietary interest in the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global.” The Advisor hereby grants to the Company, to the extent of any proprietary interest the Advisor may have in any of the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global,” a non-transferable, non-assignable, non-exclusive, royalty-free right and license to use the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global” during the term of this Agreement. The Company agrees that the Advisor and its Affiliates will have the right to approve of any use by the Company of the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global,” such approval not to be unreasonably withheld or delayed. Accordingly, and in recognition of this right, if at any time the Company ceases to retain the Advisor or one of its Affiliates to perform advisory services for the Company, the Company will, promptly after receipt of written request from the Advisor, cease to conduct business under or use the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global” or any derivative thereof and the Company shall change its name and the names of any of its subsidiaries to a name that does not contain the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global” or any other word or words that might, in the reasonable discretion of the Advisor, be susceptible of indication of some form of relationship between the Company and the Advisor or any its Affiliates. At such time, the Company will also make any changes to any trademarks, servicemarks or other marks necessary to remove any references to the words “American Realty Capital,” “ARC”, “AR Capital” and “AR Global.” Consistent with the foregoing, it is specifically recognized that the Advisor or one or more of its Affiliates has in the past and may in the future organize, sponsor or otherwise permit to exist other investment vehicles (including vehicles for investment in real estate) and financial and service organizations having any of the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global” as a part of their name, all without the need for any consent (and without the

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right to object thereto) by the Company. Neither the Advisor nor any of its Affiliates makes any representation or warranty, express or implied, with respect to the names “American Realty Capital,” “ARC”, “AR Capital” and “AR Global” licensed hereunder or the use thereof (including without limitation as to whether the use of the names “American Realty Capital,” “ARC” and “AR Capital” will be free from infringement of the intellectual property rights of third parties. Notwithstanding the preceding, the Advisor represents and warrants that it is not aware of any pending claims or litigation or of any claims threatened in writing regarding the use or ownership of the names “American Realty Capital,” “ARC” and “AR Capital.”

15. TERM OF AGREEMENT.  This Agreement shall be in effect from the Effective Date through the twentieth (20th) anniversary of April 29, 2015 and shall be automatically renewed for an additional twenty-year term on each anniversary of such twentieth anniversary date.

16. TERMINATION BY THE PARTIES.  This Agreement may be terminated (i) in accordance with Section 18(b) or (ii) upon sixty (60) days’ prior written notice (a) by the Independent Directors of the Company or by the Advisor with Cause without penalty, (b) by the Advisor for Good Reason, or (c) by the Advisor upon a Change of Control; provided, that termination of this Agreement with Cause shall be upon forty-five (45) days’ prior written notice. The provisions of Sections 14 and 18 through 30 (inclusive) of this Agreement shall survive any expiration or earlier termination of this Agreement.

17. ASSIGNMENT.  This Agreement may be assigned by the Advisor (a) to an Affiliate of the Advisor, or (b) to any party with expertise in commercial real estate and, together with its Affiliates, over $100 million of assets under management. The Advisor may assign any rights to receive fees or other payments under this Agreement to any Person. This Agreement shall not be assigned by the Company or the Operating Partnership without the consent of the Advisor, except in the case of an assignment by the Company or the Operating Partnership to a Person which is a successor to all the assets, rights and obligations of the Company or the Operating Partnership, in which case such successor Person shall be bound hereunder and by the terms of said assignment in the same manner as the Company or the Operating Partnership, as applicable, is bound by this Agreement.

18. PAYMENTS TO AND DUTIES OF ADVISOR UPON TERMINATION.

(a) Amounts Owed.  After the Termination Date, the Advisor shall be entitled to receive from the Company or the Operating Partnership within thirty (30) days after the effective date of such termination all amounts then accrued and owing to the Advisor, including all its interest in the Company’s income, losses, distributions and capital by payment of an amount equal to the then-present fair market value of the Advisor’s interest.

(b) Internalization.

(i) The Company shall have the right to internalize the services provided by Advisor hereunder (an “Internalization”) at any time during the term of this Agreement if:

(A) more than 67% of the Independent Directors have approved such Internalization;

(B) the Company has provided written notice to the Advisor of the approval described in clause (A) above (the “Internalization Notice” and the date the Internalization Notice is received by the Advisor, the “Notice Date”); provided, however, that the Notice Date shall not be earlier than January 1, 2018;

(C) the effective date of Internalization is at least nine (9) months, but not more than fifteen (15) months, following the Notice Date; provided, that the Company shall have the option to extend the effective date of Internalization for an additional three (3) months if, fifteen (15) months following the Notice Date the Company is working in good faith to complete a transaction, Listing or Offering that the Company is undertaking in conjunction with the Internalization; provided, further, that in the event such three (3) month extension occurs, the Internalization Fee shall be calculated as if the Notice Date occurred in the fiscal quarter following the fiscal quarter in which the Notice Date actually occurred; and

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(D) the Company pays the Advisor the Internalization Fee in cash concurrently with the consummation of the Internalization; provided, however, that up to ten percent (10%) of the Internalization Fee may be payable in Shares of Common Stock (the Shares representing such ten percent (10%) portion, the “Internalization Stock” and the date such Internalization Stock is issued, the “Issuance Date”)); provided, further, that the Internalization Fee shall be paid entirely in cash unless all of the following conditions is met:

1. the Company is eligible to file a resale registration on Form S-3 covering the Internalization Stock (the “Registration Statement”) as of the effective date of Internalization;

2. as of the Issuance Date, the Company shall have an equity market cap of at least $1,600,000,000;

3. the Registration Statement shall be effective no later than the Issuance Date; and

4. the Issuance Date shall be not more than sixty (60) days following the effective date of Internalization (such date, the “Outside Date”).

(ii) Any portion of the Internalization Fee payable in Internalization Stock shall instead be paid in cash within five (5) business days of the failure of any of the conditions set forth in Section 18(b)(i)(D) to be met (for the avoidance of doubt, the inability to determine the per-share price of the Internalization Stock by the Outside Date due to an insufficient average daily trading volume as contemplated by the following sentence shall be deemed to be a failure of the conditions set forth in Section 18(b)(i)(D) above. The Internalization Stock shall be issued at a per-share price equal to the volume weighted average price of a Share of Common Stock for the twenty (20) Trading Days ending with the last Trading Day prior to the Issuance Date; provided, however, that the average daily trading volume of Common Stock during such twenty (20) day period must be as least one hundred thousand (100,000) Shares.

(iii) For the avoidance of doubt, an Internalization shall not be deemed to constitute Cause.

(c) Advisor’s Duties.  The Advisor shall promptly upon termination of this Agreement:

(i) pay over to the Company and the Operating Partnership all money collected and held for the account of the Company and the Operating Partnership pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(ii) deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(iii) deliver to the Board all assets, including all Investments, and documents of the Company and the Operating Partnership then in the custody of the Advisor; and

(iv) cooperate with the Company and the Operating Partnership to provide an orderly management transition.

19. INCORPORATION OF THE ARTICLES OF INCORPORATION AND THE OPERATING PARTNERSHIP AGREEMENT.  To the extent that the Articles of Incorporation or the Operating Partnership Agreement as in effect on the date hereof impose obligations or restrictions on the Advisor or grant the Advisor certain rights which are not set forth in this Agreement, the Advisor shall abide by such obligations or restrictions and such rights shall inure to the benefit of the Advisor with the same force and effect as if they were set forth herein.

20. INDEMNIFICATION BY THE COMPANY AND THE OPERATING PARTNERSHIP.

(a) The Company and the Operating Partnership, jointly and severally, shall indemnify and hold harmless the Advisor and its Affiliates, as well as their respective officers, directors, equity holders, members, partners, stockholders, other equity holders and employees (collectively, the “Indemnitees,” and each, an “Indemnitee”), from and against all losses, claims, damages, losses, joint or several, expenses (including reasonable attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts

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(collectively, “Losses,” and each, a “Loss”) arising in the performance of their duties hereunder, including reasonable attorneys’ fees, to the extent such Losses are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with the laws of the State of New York, the Articles of Incorporation. Notwithstanding the foregoing, the Company and the Operating Partnership shall not provide for indemnification of an Indemnitee for any Loss suffered by such Indemnitee, nor shall they provide that an Indemnitee be held harmless for any Loss suffered by the Company and the Operating Partnership, unless all the following conditions are met:

(i) the Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interest of the Company and the Operating Partnership;

(ii) the Indemnitee was acting on behalf of, or performing services for, the Company or the Operating Partnership;

(iii) such Loss was not the result of negligence or willful misconduct by the Indemnitee; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from the Stockholders.

(b) Notwithstanding the foregoing, an Indemnitee shall not be indemnified by the Company and the Operating Partnership for any Losses arising from or out of an alleged violation of federal or state securities laws by such Indemnitee unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the Indemnitee;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee; or

(iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities of the Company or the Operating Partnership were offered or sold as to indemnification for violation of securities laws.

(c) In addition, the advancement of the Company’s or the Operating Partnership’s funds to an Indemnitee for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all the following conditions are satisfied:

(i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company or the Operating Partnership;

(ii) the legal action is initiated by a third party who is not a Stockholder or the legal action is initiated by a Stockholder acting in such Stockholder’s capacity as such and a court of competent jurisdiction specifically approves such advancement; and

(iii) the Indemnitee undertakes to repay the advanced funds to the Company or the Operating Partnership, together with the applicable legal rate of interest thereon, in cases in which such Indemnitee is found not to be entitled to indemnification.

21. INDEMNIFICATION BY ADVISOR.  The Advisor shall indemnify and hold harmless the Company and the Operating Partnership from Losses, including reasonable attorneys’ fees to the extent that such Losses are not fully reimbursed by insurance and are incurred by reason of the Advisor’s bad faith, fraud, willful misfeasance, intentional misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Advisor shall not be held responsible for any action of the Board in following or declining to follow any advice or recommendation given by the Advisor.

Ex-E-19

22. NOTICES.  Any notice, report or other communication (each a “Notice”) required or permitted to be given hereunder shall be in writing unless some other method of giving such Notice is required by the Articles of Incorporation, the By-laws, and shall be given by being delivered by hand, by courier or overnight carrier or by registered or certified mail to the addresses set forth below:

To the Company:	American Finance Trust, Inc. 405 Park Avenue New York, New York 10022 Attention: Edward M. Weil, Jr. President
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Attention: Peter M. Fass, Esq. Attention: James P. Gerkis, Esq.
To the Operating Partnership:	American Finance Operating Partnership, L.P. 405 Park Avenue New York, New York 10022 Attention: Edward M. Weil, Jr.
with a copy to:
Proskauer Rose LLP Eleven Times Square New York, New York 10036 Attention: Peter M. Fass, Esq.
To the Advisor:	American Finance Advisors, LLC 405 Park Avenue New York, New York 10022 Attention: Edward M. Weil, Jr.
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Attention: Jeffrey D. Marell, Esq.

Any party may at any time give Notice in writing to the other parties of a change in its address for the purposes of this Section 22.

23. MODIFICATION.  This Agreement shall not be amended, supplemented, terminated, or discharged, in whole or in part, except by an instrument in writing signed by the parties hereto, or their respective successors or assignees.

24. SEVERABILITY.  The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

25. COMPANY EXISTING PROPERTY MANAGEMENT AND LEASING AGREEMENT; COMPANY ADDITIONAL AGREEMENTS.  The Advisor acknowledges and agrees that the Company Existing Property Management and Leasing Agreement constitutes the only agreement of the Advisor or its Affiliates with respect to property management and leasing of properties and assets of the Company, the Operating Partnership and/or their subsidiaries. At such time, if at all, that the Company Additional

Ex-E-20

Agreements become effective at the Effective Time, then such Company Additional Agreements shall apply solely to: (i) those real estate properties owned by American Realty Capital — Retail Centers of America, Inc. and American Realty Capital Retail Operating Partnership, L.P. and/or their subsidiaries immediately prior to the Effective Time and (ii) any existing anchored, stabilized core retail properties, such as power centers and lifestyle centers, acquired by the Company, the Operating Partnership and/or their subsidiaries after the Effective Time and during the term of such Company Additional Agreements. In the event that the Company, the Operating Partnership and/or their subsidiaries acquires a Property after the Effective Date that is neither (x) a triple or double net leased Property similar to the properties currently owned by Company nor (y) an existing anchored, stabilized core retail Property, such as a power center or lifestyle center, then the Company and Advisor shall use good faith, reasonable efforts to agree on market-based terms and conditions for the management and leasing of such property.

26. GOVERNING LAW.  The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York as at the time in effect, without regard to the principles of conflicts of laws thereof.

27. ENTIRE AGREEMENT.  This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

28. NO WAIVER.  Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

29. EFFECTIVENESS OF THIRD AMENDED AND RESTATED ADVISORY AGREEMENT.  This Third Amended and Restated Advisory Agreement shall not become effective for any purpose until the Effective Time and prior to the Effective Time the Second Amended and Restated Advisory Agreement shall remain in full force and effect; and in the event that Closing under the Merger Agreement does not occur or the Merger Agreement is terminated, then this Third Amended and Restated Advisory Agreement shall not take effect and the Second Amended and Restated Advisory Agreement shall continue in full force and effect.

30. PRONOUNS AND PLURALS.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

31. HEADINGS.  The titles of sections and subsections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

32. EXECUTION IN COUNTERPARTS.  This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

[Remainder of page intentionally left blank]

Ex-E-21

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

AMERICAN FINANCE TRUST, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Chief Executive Officer

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.

By:	American Finance Trust, Inc. its General Partner
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Chief Executive Officer

AMERICAN FINANCE ADVISORS, LLC

By:	American Realty Capital Trust V Special Limited Partner, LLC, its sole member
By:	AR Global Investments, LLC, its sole member
By:	/s/ Jesse C. Galloway Name: Jesse C. Galloway Title: Authorized Signatory

Exhibit F

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.

Dated as of September 6, 2016

Ex-F-1

Page
ARTICLE 1 DEFINED TERMS	Ex-F-5
ARTICLE 2 ORGANIZATIONAL MATTERS	Ex-F-18
2.1 Formation	Ex-F-18
2.2 Name	Ex-F-18
2.3 Registered Office and Agent; Principal Office	Ex-F-18
2.4 Power of Attorney	Ex-F-18
2.5 Term	Ex-F-19
ARTICLE 3 PURPOSE	Ex-F-20
3.1 Purpose and Business	Ex-F-20
3.2 Powers	Ex-F-20
ARTICLE 4 CAPITAL CONTRIBUTIONS	Ex-F-21
4.1 Capital Contributions of the Partners	Ex-F-21
4.2 Additional Funds; Restrictions on the General Partner	Ex-F-21
4.3 Issuance of Additional Partnership Interests; Admission of Additional Limited Partners	Ex-F-22
4.4 Contribution of Proceeds of Issuance of Common Stock	Ex-F-23
4.5 Repurchase of Common Stock; Shares-In-Trust	Ex-F-23
4.6 No Third-Party Beneficiary	Ex-F-24
4.7 No Interest; No Return	Ex-F-24
4.8 No Preemptive Rights	Ex-F-24
ARTICLE 5 DISTRIBUTIONS	Ex-F-24
5.1 Distributions	Ex-F-24
5.2 Qualification as a REIT	Ex-F-28
5.3 Withholding	Ex-F-28
5.4 Additional Partnership Interests	Ex-F-28
ARTICLE 6 ALLOCATIONS	Ex-F-28
6.1 Allocations	Ex-F-28
6.2 Revisions to Allocations to Reflect Issuance of Partnership Interests	Ex-F-28
ARTICLE 7 MANAGEMENT AND OPERATIONS OF BUSINESS	Ex-F-29
7.1 Management	Ex-F-29
7.2 Certificate of Limited Partnership	Ex-F-32
7.3 Reimbursement of the General Partner	Ex-F-32
7.4 Outside Activities of the General Partner	Ex-F-33
7.5 Contracts with Affiliates	Ex-F-33
7.6 Indemnification	Ex-F-34
7.7 Liability of the General Partner	Ex-F-35
7.8 Other Matters Concerning the General Partner	Ex-F-36

Ex-F-2

Page
7.9 Title to Partnership Assets	Ex-F-37
7.10 Reliance by Third Parties	Ex-F-37
7.11 Loans By Third Parties	Ex-F-38
ARTICLE 8 RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS	Ex-F-38
8.1 Limitation of Liability	Ex-F-38
8.2 Management of Business	Ex-F-38
8.3 Outside Activities of Limited Partners	Ex-F-38
8.4 Return of Capital	Ex-F-38
8.5 Rights of Limited Partners Relating to the Partnership	Ex-F-38
8.6 Exchange Rights Agreements	Ex-F-39
8.7 Conversion and Exchange of Special Limited Partner Interests	Ex-F-39
ARTICLE 9 BOOKS, RECORDS, ACCOUNTING AND REPORTS	Ex-F-40
9.1 Records and Accounting	Ex-F-40
9.2 Fiscal Year	Ex-F-40
9.3 Reports	Ex-F-41
ARTICLE 10 TAX MATTERS	Ex-F-41
10.1 Preparation of Tax Returns	Ex-F-41
10.2 Tax Elections	Ex-F-41
10.3 Tax Matters Partner	Ex-F-42
10.4 Organizational Expenses	Ex-F-43
10.5 Withholding	Ex-F-43
ARTICLE 11 TRANSFERS AND WITHDRAWALS	Ex-F-44
11.1 Transfer	Ex-F-44
11.2 Transfer of the General Partner’s General Partner Interest	Ex-F-44
11.3 Limited Partners’ Rights to Transfer	Ex-F-45
11.4 Substituted Limited Partners	Ex-F-47
11.5 Assignees	Ex-F-47
11.6 General Provisions	Ex-F-47
ARTICLE 12 ADMISSION OF PARTNERS	Ex-F-49
12.1 Admission of Successor General Partner	Ex-F-49
12.2 Admission of Additional Limited Partners	Ex-F-50
12.3 Amendment of Agreement and Certificate of Limited Partnership	Ex-F-50
ARTICLE 13 DISSOLUTION, LIQUIDATION AND TERMINATION	Ex-F-50
13.1 Dissolution	Ex-F-50
13.2 Winding Up	Ex-F-51
13.3 Obligation to Contribute Deficit	Ex-F-52
13.4 Rights of Limited Partners	Ex-F-53

Ex-F-3

Page
13.5 Notice of Dissolution	Ex-F-53
13.6 Termination of Partnership and Cancellation of Certificate of Limited Partnership	Ex-F-53
13.7 Reasonable Time for Winding-Up	Ex-F-53
13.8 Waiver of Partition	Ex-F-53
ARTICLE 14 AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS	Ex-F-53
14.1 Amendments	Ex-F-53
14.2 Meetings of the Partners	Ex-F-54
ARTICLE 15 GENERAL PROVISIONS	Ex-F-55
15.1 Addresses and Notice	Ex-F-55
15.2 Titles and Captions	Ex-F-55
15.3 Pronouns and Plurals	Ex-F-55
15.4 Further Action	Ex-F-55
15.5 Binding Effect	Ex-F-56
15.6 Creditors	Ex-F-56
15.7 Waiver	Ex-F-56
15.8 Counterparts	Ex-F-56
15.9 Applicable Law	Ex-F-56
15.10 Invalidity of Provisions	Ex-F-56
15.11 Entire Agreement	Ex-F-56
15.12 Merger	Ex-F-56
15.13 No Rights as Stockholders	Ex-F-56
ARTICLE 16 CLASS B UNITS	Ex-F-56
16.1 Designation and Number	Ex-F-56
16.2 Special Provisions. Class B Units shall be subject to the following special provisions:	Ex-F-57
16.3 Voting	Ex-F-58
16.4 Conversion of Class B Units	Ex-F-58
16.5 Profits Interests	Ex-F-60
EXHIBIT A Partners’ Contributions and Partnership Interests	Ex-F-62
EXHIBIT B Allocations	Ex-F-63
EXHIBIT C Certificate of Limited Partnership	Ex-F-68

Ex-F-4

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
AMERICAN FINANCE OPERATING PARTNERSHIP, L.P.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF AMERICAN FINANCE OPERATING PARTNERSHIP, L.P. (formerly AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP V, L.P.) (this “Agreement”) is dated as of September 6, 2016, is entered into among AMERICAN FINANCE TRUST, INC., a Maryland corporation, as general partner (the “General Partner”), and AMERICAN FINANCE ADVISORS, LLC, a Delaware limited liability company, as Limited Partner (the “Initial Limited Partner”), and the Limited Partners party hereto from time to time.

RECITALS

WHEREAS, American Finance Operating Partnership, L.P. was formed on January 18, 2013, pursuant to the Revised Uniform Limited Partnership Act of the State of Delaware and a certificate of limited partnership was filed with the Secretary of State of the State of Delaware (the “Certificate”);

WHEREAS, the parties entered into the Agreement of Limited Partnership dated as of April 4, 2013;

WHEREAS, on the date hereof, the General Partner, the Partnership, Genie Acquisition, LLC, American Realty Capital — Retail Centers of America, Inc. and American Realty Capital Retail Operating Partnership, L.P. have executed and delivered the Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, the General Partner desires to amend and restate the Amended and Restated Agreement in its entirety with this Agreement effective on at the Effective Time (as defined in the Merger Agreement) on the date of the closing of the Merger Agreement (the “Closing”), and the amendments pursuant to this Agreement shall not be effective unless and until the arrival of the Effective Time on the Closing.

NOW THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE 1
DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition Expenses” means any and all expenses, exclusive of Acquisition Fees, incurred by the General Partner, the Operating Partnership, the Advisor or any of their Affiliates (as such term is defined in the Advisory Agreement) in connection with the selection, evaluation, acquisition, origination, making or development of any Real Estate Assets, whether or not acquired, including legal fees and expenses, travel and communications expenses, brokerage fees, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

“Acquisition Fee” means the fee payable to the Advisor or its assignees pursuant to Section 10(a) of the Advisory Agreement.

“Act” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, and any successor to such statute.

“Additional Limited Partner” means a Person that has executed and delivered an additional limited partner signature page in the form attached hereto, has been admitted to the Partnership as a Limited Partner pursuant to Section 4.3 hereof and that is shown as such on the books and records of the Partnership.

“Adjusted Capital Account Deficit” means with respect to any Partner, the negative balance, if any, in such Partner’s Capital Account as of the end of any relevant fiscal year, determined after giving effect to the following adjustments:

(a) credit to such Capital Account any portion of such negative balance which such Partner (i) is treated as obligated to restore to the Partnership pursuant to the provisions of Section 1.704-1(b)(2)(ii)(c) of the

Ex-F-5

Regulations, or (ii) is deemed to be obligated to restore to the Partnership pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

“Adjustment Event” has the meaning set forth in Section 16.1(b).

“Advisor” means the Initial Limited Partner, its successors and assignees.

“Advisory Agreement” means the Advisory Agreement dated as of April 4, 2013, by and among the Partnership and the General Partner, as advisees, and the Initial Limited Partner, as advisor, as amended and restated on April 29, 2015 and as amended on September 6, 2016, as the same may be further amended, supplemented or restated from time to time.

“Affected Gain” has the meaning set forth in subparagraph 4(b) of Exhibit B.

“Affiliate” means,

(a) with respect to any individual Person, any member of the Immediate Family of such Person or a trust established for the benefit of such member, or

(b) with respect to any Entity, any Person which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, any such Entity. For purposes of this definition, “control”, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” means this Amended and Restated Agreement of Limited Partnership, as originally executed and as amended, supplemented or restated from time to time, as the context requires.

“Articles of Incorporation” means the General Partner’s Articles of Incorporation, filed with the Maryland State Department of Assessments and Taxation, or other organizational document governing the General Partner, as amended, supplemented or restated from time to time.

“Assignee” means a Person to whom one or more Partnership Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

“Available Cash” means, with respect to the applicable period of measurement (i.e., any period (other than the first period in which this calculation of Available Cash is being made) beginning on the first day of the fiscal year, quarter or other period commencing immediately after the last day of the fiscal year, quarter or other applicable period for purposes of the prior calculation of Available Cash for or with respect to which a distribution has been made, and ending on the last day of the fiscal year, quarter or other applicable period immediately preceding the date of the calculation), the excess, if any, as of such date, of

(a) the gross cash receipts of the Partnership for such period from all sources whatsoever, including the following:

(i) all rents, revenues, income and proceeds derived by the Partnership from its operations, including distributions received by the Partnership from any Entity in which the Partnership has an interest;

(ii) all proceeds and revenues received by the Partnership on account of any sales of any Partnership property or as a refinancing of or payment of principal, interest, costs, fees, penalties or otherwise on account of any borrowings or loans made by the Partnership or financings or refinancings of any property of the Partnership;

(iii) the amount of any insurance proceeds and condemnation awards received by the Partnership;

(iv) all capital contributions and loans received by the Partnership from its Partners;

Ex-F-6

(v) all cash amounts previously reserved by the Partnership, to the extent such amounts are no longer needed for the specific purposes for which such amounts were reserved; and

(vi) the proceeds of liquidation of the Partnership’s property in accordance with this Agreement;

over

(b) the sum of the following:

(i) all operating costs and expenses, including taxes and other expenses of the properties directly and indirectly held by the Partnership and capital expenditures made during such period (without deduction, however, for any capital expenditures, charges for Depreciation or other expenses not paid in cash or expenditures from reserves described in clause (viii) below);

(ii) all costs and expenses expended or paid during such period in connection with the sale or other disposition, or financing or refinancing, of the property directly or indirectly held by the Partnership or the recovery of insurance or condemnation proceeds;

(iii) all fees provided for under this Agreement;

(iv) all debt service, including principal and interest, paid during such period on all indebtedness (including under any line of credit) of the Partnership;

(v) all capital contributions, advances, reimbursements, loans or similar payments made to any Person in which the Partnership has an interest;

(vi) all loans made by the Partnership in accordance with the terms of this Agreement;

(vii) all reimbursements to the General Partner or its Affiliates during such period; and

(viii) the amount of any new reserve or reserves or increase in reserves established during such period which the General Partner determines is necessary or appropriate in its sole and absolute discretion.

Notwithstanding the foregoing, Available Cash shall not include any cash received or reductions in reserves, or take into account any disbursements made or reserves established, after commencement of the dissolution and liquidation of the Partnership.

“Business Combination” has the meaning set forth in Section 7.1(a)(iii)(D).

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” means with respect to any Partner, the Capital Account maintained for such Partner in accordance with the following provisions:

(a) to each Partner’s Capital Account there shall be credited;

(i) such Partner’s Capital Contributions;

(ii) such Partner’s distributive share of Net Income, Net Property Gain and any items in the nature of income or gain which are specially allocated to such Partner pursuant to paragraphs 1 and 2 of Exhibit B; and

(iii) the amount of any Partnership liabilities assumed by such Partner or which are secured by any asset distributed to such Partner;

(b) to each Partner’s Capital Account there shall be debited;

(i) the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement;

(ii) such Partner’s distributive share of Net Losses, Net Property Loss and any items in the nature of expenses or losses which are specially allocated to such Partner pursuant to paragraphs 1 and 2 of Exhibit B; and

Ex-F-7

(iii) the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any asset contributed by such Partner to the Partnership; and

(c) if all or a portion of a Partnership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Partnership Interest.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Regulations, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner shall reasonably determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed assets or which are assumed by the Partnership, the General Partner or any Limited Partner) are computed in order to comply with such Regulations, the General Partner may make such modification; provided, that, all allocations of Partnership income, gain, loss and deduction continue to have “substantial economic effect” within the meaning of Section 704(b) of the Code and that no Limited Partner is materially adversely affected by any such modification.

“Capital Contribution” means, with respect to any Partner, any cash, cash equivalents or the Gross Asset Value of property (net of any liabilities secured by contributed property that the Partnership is considered to assume or take subject to under Section 752 of the Code) which such Partner contributes or is deemed to contribute to the Partnership pursuant to Article 4 hereof.

“Capital Transaction” means any sale, or other disposition (other than a deemed disposition pursuant to Section 708(b)(1)(B) of the Code and the Regulations thereunder) of all or substantially all of the assets and properties of the Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets and properties of the Partnership.

“Cash Amount” means an amount of cash per Partnership Unit equal to the value of one share of Common Stock as determined under the applicable Exchange Rights Agreement on the Valuation Date of the Common Stock Amount.

“Cash Available for Distribution” means the Available Cash other than Net Sales Proceeds.

“Certificate” has the meaning set forth in the Recitals.

“Claims” has the meaning set forth in Section 7.6(a)(i).

“Class B Unit” means a Partnership Unit which is designated as a Class B Unit of the Partnership.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Stock” means the common stock of the General Partner, $.01 par value per share. Common Stock may be issued in one or more classes or series in accordance with the terms of the Articles of Incorporation. If, at any time, there is more than one class or series of Common Stock, the term “Common Stock” shall, as the context requires, be deemed to refer to the class or series of Common Stock that correspond to the class or series of Partnership Interests for which the reference to Common Stock is made.

“Common Stock Amount” means that number of shares of Common Stock equal to the product of (a) the number of OP Units offered for exchange by an exchanging Partner, multiplied by (b) the Exchange Factor as of the Valuation Date, provided, however, that if the General Partner or the Partnership issues to all holders of Common Stock rights, options, warrants or convertible, exercisable or exchangeable securities entitling the stockholders to subscribe for or purchase Common Stock, or any other securities or property (collectively, the “rights”), then the Common Stock Amount shall also include the rights that a holder of that number of shares of Common Stock would be entitled to receive.

“Consent” means the consent or approval of a proposed action by a Partner given in accordance with Section 14.2 hereof.

Ex-F-8

“Consent of the Limited Partners” means the Consent of Limited Partners (excluding for this purpose any Partnership Interests held by the General Partner, any other Person of which the General Partner owns or controls more than fifty percent (50%) of the voting interests and any Person directly or indirectly owning or controlling more than fifty percent (50%) of the outstanding voting interests of the General Partner) holding Percentage Interests that are greater than fifty percent (50%) of the aggregate Percentage Interests of all Limited Partners who are not excluded for the purposes hereof.

“Constituent Person” has the meaning set forth in Section 16.4(d) hereof.

“Contributed Property” means each property, partnership interest, contract right or other asset, in such form as may be permitted by the Act, contributed or deemed contributed to the Partnership by any Partner, including any interest in any successor partnership occurring as a result of a termination of the Partnership pursuant to Section 708 of Code.

“Conversion Date” has the meaning set forth in Section 16.4(a) hereof.

“Cost of Assets” means, with respect to a Real Estate Asset, the purchase price, Acquisition Expenses, capital expenditures and other customarily capitalized costs, but shall exclude Acquisition Fees associated with such Real Estate Asset.

“Debt” means, as to any Person, as of any date of determination and without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services; (b) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; (c) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person’s interest in such property, even though such Person has not assumed or become liable for the payment thereof; and (d) obligations of such Person incurred in connection with entering into a lease which, in accordance with generally accepted accounting principles, should be capitalized.

“Depreciation” means, with respect to any asset of the Partnership for any fiscal year or other period, the depreciation, depletion, amortization or other cost recovery deduction, as the case may be, allowed or allowable for federal income tax purposes in respect of such asset for such fiscal year or other period; provided, however, that except as otherwise provided in Section 1.704-2 of the Regulations, if there is a difference between the Gross Asset Value (including the Gross Asset Value, as increased pursuant to paragraph (d) of the definition of Gross Asset Value) and the adjusted tax basis of such asset at the beginning of such fiscal year or other period, Depreciation for such asset shall be an amount that bears the same ratio to the beginning Gross Asset Value of such asset as the federal income tax depreciation, depletion, amortization or other cost recovery deduction for such fiscal year or other period bears to the beginning adjusted tax basis of such asset; provided further, however, that if the federal income tax depreciation, depletion, amortization or other cost recovery deduction for such asset for such fiscal year or other period is zero, Depreciation of such asset shall be determined with reference to the beginning Gross Asset Value of such asset using any reasonable method selected by the General Partner.

“Distribution Date” has the meaning set forth in Section 5.1(a).

“Economic Hurdle” has the meaning set forth in Section 16.2(a)(ii)(A).

“Effective Date” means the date upon which the Registration Statement relating to the General Partner’s public offering of Common Stock has been declared effective by the Securities and Exchange Commission.

“Entity” means any general partnership, limited partnership, corporation, joint venture, trust, business trust, real estate investment trust, limited liability company, limited liability partnership, cooperative or association.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time (or any corresponding provisions of succeeding laws).

“Exchange Factor” means 1.0; provided, however, that if the General Partner: (a) declares or pays a dividend on its outstanding Common Stock in Common Stock or makes a distribution to all holders of its

Ex-F-9

outstanding Common Stock in Common Stock; (b) subdivides its outstanding Common Stock; or (c) combines its outstanding Common Stock into a smaller number of shares of Common Stock, the Exchange Factor shall be adjusted by multiplying the Exchange Factor by a fraction, the numerator of which shall be the number of shares of Common Stock issued and outstanding on the record date for such dividend, contribution, subdivision or combination (assuming for such purpose that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of shares of Common Stock (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination. Any adjustment to the Exchange Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

“Exchange Right” means the exchange right of a Limited Partner described in Section 8.6 and to be set forth in one or more Exchange Rights Agreements.

“Exchange Rights Agreements” has the meaning set forth in Section 8.6.

“General Partner” means American Finance Trust, Inc., a Maryland corporation, and any successor as general partner of the Partnership.

“General Partner Interest” means a Partnership Interest held by the General Partner, in its capacity as general partner. A General Partner Interest may be expressed as a number of GP Units.

“GP Unit” means a Partnership Unit which is designated as a GP Unit of the Partnership.

“Gross Asset Value” means, with respect to any asset of the Partnership, such asset’s adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, without reduction for liabilities, as determined by the contributing Partner and the Partnership on the date of contribution thereof;

(b) if the General Partner determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners, the Gross Asset Values of all Partnership assets shall be adjusted in accordance with Sections 1.704-1(b)(2)(iv)(f) and (g) of the Regulations to equal their respective gross fair market values, without reduction for liabilities, as reasonably determined by the General Partner, as of the following times:

(i) a Capital Contribution (other than a de minimis Capital Contribution) to the Partnership by a new or existing Partner as consideration for a Partnership Interest;

(ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership assets as consideration for the repurchase or redemption of a Partnership Interest;

(iii) the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(iv) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity, or by a new Partner acting in a partner capacity or in anticipation of becoming a Partner;

(c) the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross fair market values of such assets (taking Section 7701(g) of the Code into account) without reduction for liabilities, as determined by the General Partner as of the date of distribution; and

(d) the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations (as set forth in Exhibit B); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent that the General Partner determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

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At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership’s assets for purposes of computing Net Income and Net Loss.

“Gross Proceeds” means the aggregate purchase price of all shares of Common Stock sold for the account of the General Partner through an Offering, without deduction for Organization and Offering Expenses or any other underwriting discount, commissions or offering expenses. For the purpose of computing Gross Proceeds, the purchase price of any share of Common Stock for which reduced selling commissions are paid to (A) Realty Capital Securities, LLC or any successor dealer manager to the General Partner or (B) a broker-dealer (where net proceeds to the General Partner are not reduced) shall be deemed to be the full amount of the offering price per share of Common Stock pursuant to the Registration Statement for such Offering without reduction. For the purpose of computing Gross Proceeds of Common Stock issued in a merger or other business combination, the purchase price shall equal the number of shares of Common Stock issued in such transaction multiplied by the Company’s published estimated Net Asset Value per share on the date of the closing of such transaction (but without giving effect to such closing) or if the shares of Common Stock of the Company are listed on a national securities exchange, the weighted average closing price per share on such exchange over the ten trading-days ending on the last trading day date immediately preceding the date of closing of such transaction.

“Incapacity” or “Incapacitated” means,

(a) as to any individual who is a Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating him incompetent to manage his person or his estate;

(b) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter;

(c) as to any partnership which is a Partner, the dissolution and commencement of winding up of the partnership;

(d) as to any limited liability company which is a Partner, the dissolution and commencement of winding up of the limited liability company;

(e) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership;

(f) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee); or

(g) as to any Partner, the bankruptcy of such Partner, which shall be deemed to have occurred when:

(i) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect;

(ii) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner;

(iii) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors;

(iv) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (ii) above;

(v) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s properties;

(vi) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof;

(vii) the appointment without the Partner’s consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment; or

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(viii) an appointment referred to in clause (vii) which has been stayed is not vacated within ninety (90) days after the expiration of any such stay.

“Include”, “includes” and “including” shall be construed as if followed by the phrase “without limitation”.

“Included Assets” means the Investments owned as of the Termination Date or the Investment Liquidity Date, as applicable, and any Investments acquired after the Termination Date or the Investment Liquidity Date, as applicable, for which a contract to acquire such Investment had been entered into by or on behalf of the General Partner as of the Termination Date or the Investment Liquidity Date, as applicable.

“Indemnitee” means

(a) any Person made a party to a proceeding by reason of:

(i) its status as the General Partner,

(ii) its status as a Limited Partner,

(iii) its status as an investment advisor to the General Partner,

(iv) its status as a trustee, director or officer of the Partnership, the General Partner, or the investment advisor to the General Partner,

(v) its status as a director, trustee, member or officer of any other Entity, each Person serving in such capacity at the request of the Partnership or the General Partner, or

(vi) his or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken assets subject to); and

(b) such other Persons (including Affiliates of the General Partner, a Limited Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“Initial Limited Partner” means American Finance Advisors, LLC.

“Internalization” means the internalization of the services provided by Advisor pursuant to Section 18(b) of the Advisory Agreement.

“Investment” or “Investments” means any investment or investments by the Partnership, directly or indirectly, in Properties, Loans or other Permitted Investments.

“Investment Liquidity Amount” has the meaning set forth in Section 5.1(e).

“Investment Liquidity Date” means the date on which an Investment Liquidity Event is consummated.

“Investment Liquidity Event” means a liquidation or the sale of all or substantially all the Investments (regardless of the form in which such sale shall occur, including through a merger or sale of stock or other interests in an entity, and regardless of whether such transaction is taxable or tax-free). For the avoidance of doubt, an Investment Liquidity Event includes a Business Combination and a Transaction (including a merger in which the General Partner is the surviving entity).

“Investment Liquidity Value” has the meaning set forth in Section 5.1(e).

“IRS” means the Internal Revenue Service of the United States (or any successor organization).

“Liability Shortfall” has the meaning set forth in subparagraph 4(d) of Exhibit B.

“Lien” means any lien, security interest, mortgage, deed of trust, charge, claim, encumbrance, pledge, option, right of first offer or first refusal and any other right or interest of others of any kind or nature, actual or contingent, or other similar encumbrance of any nature whatsoever.

“Limited Partner” means, prior to the admission of the first Additional Limited Partner to the Partnership, the Initial Limited Partner, and thereafter any Person named as a Limited Partner in Exhibit A, as

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such Exhibit may be amended from time to time, upon the execution and delivery by such Person of an additional limited partner signature page, or any Substituted Limited Partner or Additional Limited Partner, in such Person’s capacity as a Limited Partner of the Partnership.

“Limited Partner Interest” means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled, as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Partnership Units (other than GP Units).

“Liquidating Event” has the meaning set forth in Section 13.1(b) hereof.

“Liquidating Gain” means net capital gain realized in connection with an actual or hypothetical Capital Transaction, including the amount of any adjustment of the Gross Asset Value of any Real Estate Asset which requires that the Capital Accounts of the Partners be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations.

“Liquidator” has the meaning set forth in Section 13.2(a)(iii) hereof.

“Liquidity Event” means the first to occur of the following: (i) an OP Unit Transaction, (ii) a Listing, or (iii) a Termination Without Cause.

“Listing” means the listing of the shares of Common Stock on a national securities exchange.

“Listing Note” has the meaning set forth in Section 5.1(c) hereof.

“Loans” means mortgage loans and other types of debt financing investments made by the Partnership, either directly or indirectly, including through ownership interests in a joint venture or other entity and including mezzanine loans, B-notes, bridge loans, convertible mortgages, wraparound mortgage loans, construction mortgage loans, loans on leasehold interests, and participations in such loans.

“Management Agreement” means the Property Management and Leasing Agreement between the General Partner, the Partnership and American Finance Properties, LLC, a Delaware limited liability company, as the manager.

“Market Value” means the value calculated based on the average market value of the shares of Common Stock issued and outstanding at Listing over the 30 days beginning 180 days after the shares of Common Stock are first listed or included for quotation.

“NAV” means the General Partner’s net asset value, calculated pursuant to the valuation guidelines adopted by the General Partner’s board of directors.

“Net Income” or “Net Loss” means, for each fiscal year or other applicable period, an amount equal to the Partnership’s taxable income or loss for such year or period as determined for federal income tax purposes by the General Partner, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), adjusted as follows:

(a) by including as an item of gross income any tax-exempt income received by the Partnership and not otherwise taken into account in computing Net Income or Net Loss;

(b) by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (or which is treated as a Section 705(a)(2)(B) expenditure pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations) and not otherwise taken into account in computing Net Income or Net Loss, including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Section 709(b) of the Code) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the Code;

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(c) by taking into account Depreciation in lieu of depreciation, depletion, amortization and other cost recovery deductions taken into account in computing taxable income or loss;

(d) by computing gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes by reference to the Gross Asset Value of such property rather than its adjusted tax basis;

(e) if an adjustment of the Gross Asset Value of any Partnership asset which requires that the Capital Accounts of the Partners be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations, by taking into account the amount of such adjustment as if such adjustment represented additional Net Income or Net Loss pursuant to Exhibit B;

(f) by excluding Net Property Gain and Net Property Loss; and

(g) by not taking into account in computing Net Income or Net Loss items separately allocated to the Partners pursuant to paragraphs 2 and 3 of Exhibit B.

“Net Investment” means (i) as it relates to the Stockholders, the total amount of Gross Proceeds raised in all Offerings; and (ii) as it relates to the Limited Partners (other than the General Partner in its capacity as a Limited Partner) the total amount of Capital Contributions.

“Net Investment Balance” means the excess, if any, of: (a) the Net Investment, over (b) in each case, without duplication, (i) as it relates to the Stockholders, all prior distributions to Stockholders of Net Sales Proceeds and any amounts paid by the General Partner to repurchase shares of Common Stock pursuant to the General Partner’s plan for redemption of Common Stock or otherwise; and (ii) as it relates to the Limited Partners, all distributions pursuant to Section 5.1(b)(i) (other than distributions to the General Partner in its capacity as a Limited Partner), and all proceeds or property used to redeem Limited Partner Interests (except those held directly or indirectly the General Partner).

“Net Property Gain” or “Net Property Loss” means, for each fiscal year or other applicable period, an amount equal to the Partnership’s taxable gain or loss for such year or period from Sales, including the amount of any adjustment of the Gross Asset Value of any Real Estate Asset which requires that the Capital Accounts of the Partners be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations. For these purposes, the Gross Asset Value of the Real Estate Assets shall reflect the market capitalization of the General Partner (increased by the amount of any Partnership liabilities).

“Net Sales Proceeds” has the meaning set forth in the Original Articles of Incorporation.

“Nonrecourse Deductions” has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Regulations.

“Nonrecourse Liabilities” has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

“Note” means a non-interest bearing promissory note which shall be repaid from the Net Sales Proceeds of each sale of an Investment that occurs after the date of Listing or the Termination Date, as applicable. The Partnership shall be the sole obligor with respect to any Note, and may pay at its discretion all or a portion of such Note in shares of Common Stock, which may or may not be registered under the Securities Act of 1933, as amended, or cash. Any Note shall not represent an indebtedness of the Partnership, but rather shall be evidence of a distribution obligation of the Partnership to the Special Limited Partner pursuant to the terms of Section 5.1.

“Offer” has the meaning set forth in Section 11.2(c)(i).

“Offering” means the public offering or private offering of shares of Common Stock, including issuance of Common Stock pursuant to a merger or business combination.

“OP Unit” means a Partnership Unit which is designated as an OP Unit of the Partnership.

“OP Unit Economic Balance” has the meaning set forth in subparagraph 1(c)(ii) of Exhibit B.

“OP Unit Transaction” means, in connection with a Class B Unit, a transaction to which the Partnership or the General Partner shall be a party, including a merger, consolidation, unit exchange, self-tender offer for

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all or substantially all OP Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets (but excluding any transaction which constitutes an Adjustment Event and any merger in which the General Partner is the surviving entity) in each case as a result of which OP Units shall be exchanged for or converted into the right, or the holders of such Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof.

“Organization and Offering Expenses” means all expenses incurred by or on behalf of the General Partner in connection with or in preparing the General Partner for registration of and subsequently offering and distributing its shares of Common Stock to the public, whether incurred before, on or after the date of the Advisory Agreement, which may include total underwriting and brokerage discounts and commissions (including fees of the underwriters’ attorneys); any expense allowance granted by the General Partner to the underwriter or any reimbursement of expenses of the underwriter by the General Partner; expenses for printing, engraving and mailing; compensation of employees while engaged in sales activity; charges of transfer agents, registrars, trustees, escrow holders, depositaries and experts; and expenses of qualification of the sale of the securities under federal and state laws, including taxes and fees, accountants’ and attorneys’ fees.

“Original Articles of Incorporation” means the General Partner’s Articles of Amendment and Restatement, filed with the Maryland State Department of Assessments and Taxation on April 3, 2013.

“Partner” means the General Partner or a Limited Partner, and “Partners” means the General Partner and the Limited Partners collectively. Solely for purposes of Exhibit B, “Partner” shall include the Special Limited Partner.

“Partner Nonrecourse Debt” has the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

“Partner Nonrecourse Debt Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

“Partner Nonrecourse Deductions” has the meaning set forth in Sections 1.704-2(i)(1) and (2) of the Regulations, and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership taxable year shall be determined in accordance with the rules of Section 1.704-2(i)(2) of the Regulations.

“Partnership” means the limited partnership formed under the Act and pursuant to this Agreement, and any successor thereto.

“Partnership Interest” means an ownership interest in the Partnership representing a Capital Contribution by either a Limited Partner or the General Partner or the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity, or by a new Partner acting in a partner capacity or in anticipation of becoming a Partner, and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

“Partnership Minimum Gain” has the meaning set forth in Section 1.704-2(b)(2) of the Regulations, and the amount of Partnership Minimum Gain, as well as any net increase or decrease in a Partnership Minimum Gain, for a Partnership taxable year shall be determined in accordance with the rules of Section 1.704-2(d) of the Regulations.

“Partnership Record Date” means the record date established by the General Partner for a distribution pursuant to Section 5.1(a) hereof, which record date shall be the same as the record date established by the General Partner for a distribution to its stockholders of some or all of its portion of such distribution.

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued hereunder. Partnership Units consist of GP Units, OP Units, Class B Units and any classes or series of Partnership Units established after the date hereof. The number of Partnership Units outstanding and the Percentage Interests in the Partnership represented by such Partnership Units are set forth in Exhibit A, as

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such Exhibit may be amended from time to time. The ownership of Partnership Units shall be evidenced by such form of certificate for Partnership Units as the General Partner adopts from time to time unless the General Partner determines that the Partnership Units shall be uncertificated securities.

“Partnership Year” means the fiscal year of the Partnership, as set forth in Section 9.2 hereof.

“Percentage Interest” means, as to a Partner, the fractional part of the Partnership Interests owned by such Partner and expressed as a percentage as specified in Exhibit A, as such Exhibit may be amended from time to time.

“Permitted Investments” means all investments (other than Properties and Loans) in which the Partnership acquires an interest, either directly or indirectly, including through ownership interests in a joint venture or other entity, pursuant to the Certificate, this Agreement and the investment objectives and policies adopted by the General Partner from time to time, other than short-term investments acquired for purposes of cash management, and that allow the General Partner to meet the REIT Requirements.

“Permitted Transferee” means any person to whom Partnership Units are Transferred in accordance with Section 11.3.

“Person” means an individual or Entity.

“Precontribution Gain” has the meaning set forth in subparagraph 4(c) of Exhibit B.

“Priority Return” means a 6% cumulative, non-compounded, pre-tax annual return (based on a 365-day year).

“Priority Return Balance” means, as of any date, the excess, if any, of (a) a Priority Return from the Effective Date until such Distribution Date on the outstanding Net Investment Balance (calculated like simple interest on a daily basis based on a 365-day year), over (b) distributions made under Sections 5.1(a) and (b)(ii); provided, however, that for purposes of calculating the Priority Return Balance, the Net Investment Balance shall be determined on a daily basis.

“Property” or “Properties” means any real property or properties transferred or conveyed to the Partnership or any subsidiary of the Partnership, either directly or indirectly, and/or any real property or properties transferred or conveyed to a joint venture or partnership in which the Partnership is, directly or indirectly, a co-venturer or partner.

“PTP Safe Harbors” has the meaning set forth in Section 11.6(f).

“Quarter” means each of the three-month periods ending on March 31, June 30, September 30 and December 31.

“Real Estate Assets” means any investment by the Partnership in unimproved and improved Real Property (including fee or leasehold interests, options and leases), directly, through one or more subsidiaries or through a Joint Venture.

“Real Property” means (i) land, (ii) rights in land (including leasehold interests), and (iii) any buildings, structures, improvements, furnishings, fixtures and equipment located on or used in connection with land and rights or interests in land.

“Registration Statement” means the Registration Statement on Form S-11 filed by the General Partner with the Securities and Exchange Commission, and any amendments thereof at any time made, relating to the Common Stock.

“Regulations” means the final, temporary or proposed income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Allocations” means the allocations set forth in paragraph 2 of Exhibit B.

“REIT” means a real estate investment trust as defined in Section 856 of the Code.

“REIT Requirements” has the meaning set forth in Section 5.2.

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“Restricted Class B Units” has the meaning set forth in Section 16.2(a)(i) hereof.

“Safe Harbor” has the meaning set forth in Section 10.2(d).

“Safe Harbor Election” has the meaning set forth in Section 10.2(d).

“Safe Harbor Interests” has the meaning set forth in Section 10.2(d).

“Sales” has the meaning set forth in the Original Articles of Incorporation.

“Securities” has the meaning set forth in Section 4.2(b).

“Special Limited Partner” means American Finance Trust Special Limited Partner, LLC, a Delaware limited liability company, which shall be a limited partner of the Partnership and recognized as such under applicable Delaware law, but not a “Limited Partner” within the meaning of this Agreement.

“Special Limited Partner Interest” means the interest of the Special Limited Partner in the Partnership representing its right as the holder of an interest in distributions described in Sections 5.1(b)(iii)(A), (c), (d), (e) and (f) (and any corresponding allocations of income, gain, loss and deduction under this Agreement).

“Stockholder” means a holder of Common Stock.

“Stockholder Distributions” means any distributions of money or other property by the General Partner to Stockholders, including distributions that may constitute a return of capital for U.S. federal income tax purposes.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity of which a majority of (a) the voting power of the voting equity securities; or (b) the outstanding equity interests (whether or not voting), is owned, directly or indirectly, by such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4.

“Surviving General Partner” has the meaning set forth in Section 11.2(d)(i)(A).

“Tax Allocations” means the allocations set forth in paragraph 4 of Exhibit B.

“Tax Items” has the meaning set forth in subparagraph 4(a) of Exhibit B.

“Termination” means the termination of the Advisory Agreement or an Internalization.

“Termination Amount” means the Termination Liquidity Amount, the Termination Listing Amount or the amount distributable pursuant to Section 5.1(d)(i) in the form of a Termination Note.

“Termination Date” means the date of Termination.

“Termination Liquidity Amount” has the meaning set forth in Section 5.1(d)(ii)(B).

“Termination Listing Amount” has the meaning set forth in Section 5.1(d)(ii)(A).

“Termination Note” has the meaning set forth in Section 5.1(d)(i).

“Termination Without Cause” means the termination of the Advisory Agreement as provided in the Advisory Agreement by the Independent Directors (as defined in the Advisory Agreement) of the General Partner without Cause (as defined in the Advisory Agreement) and includes an Internalization.

“Transaction” has the meaning set forth in Section 11.2(c).

“Transfer” as a noun, means any sale, assignment, conveyance, pledge, hypothecation, gift, encumbrance or other transfer, and as a verb, means to sell, assign, convey, pledge, hypothecate, give, encumber or otherwise transfer.

“Unrestricted Class B Units” has the meaning set forth in Section 16.2(a)(ii) hereof.

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“Valuation Date” means the date of receipt by the Partnership and the General Partner of notice from an exchanging Partner that such Partner is exercising its Exchange Rights or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means the Offering price for a share of Common Stock less any selling commissions and dealer manager fee that would be payable with respect to the sale of a share of Common Stock.

Certain additional terms and phrases have the meanings set forth in Exhibit B.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1 Formation

The General Partner has formed the Partnership by filing the Certificate on January 18, 2013 in the office of the Delaware Secretary of State. The Partnership is a limited partnership organized pursuant to the provision of the Act and upon the terms and conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

2.2 Name

The name of the Partnership is Finance Operating Partnership, L.P. The Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words “Limited Partnership”, “LP”, “Ltd.” or similar words, phrases or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

2.3 Registered Office and Agent; Principal Office

The address of the registered office of the Partnership in the State of Delaware and the name and address of the registered agent for service of process on the Partnership in the State of Delaware is the Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington, Delaware 19808. The principal office of the Partnership shall be 405 Park Avenue, New York, New York 10022, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

2.4 Power of Attorney

(a) Each Limited Partner and each Assignee who accepts Partnership Units (or any rights, benefits or privileges associated therewith) is deemed to irrevocably constitute and appoint the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices

(A) all certificates, documents and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or the Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property, including any documents necessary or advisable to convey any Contributed Property to the Partnership;

(B) all instruments that the General Partner or any Liquidator deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms;

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(C) all conveyances and other instruments or documents that the General Partner or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including a certificate of cancellation;

(D) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article 11, 12 or 13 hereof or the Capital Contribution of any Partner;

(E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interest; and

(F) amendments to this Agreement as provided in Article 14 hereof; and

(ii) execute, swear to, seal, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement.

Nothing contained herein shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

(b)  (i) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Limited Partners will be relying upon the power of the General Partner and any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the Transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Units and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives.

(ii) Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or any Liquidator, acting in good faith pursuant to such power of attorney, and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under such power of attorney.

(iii) Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner’s or Liquidator’s request therefore, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

(c) For the purposes of this Section 2.4, the term “Limited Partner” shall be deemed to include the Special Limited Partner, unless the context otherwise requires.

2.5 Term

The term of the Partnership shall commence on the date hereof and shall continue until December 31, 2099, unless the Partnership is dissolved sooner pursuant to the provisions of Article 13 or as otherwise provided by law.

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ARTICLE 3
PURPOSE

3.1 Purpose and Business

(a) The purpose and nature of the business to be conducted by the Partnership is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act including to engage in the following activities:

(i) to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange, and otherwise dispose of or deal with the properties;

(ii) to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange, and otherwise dispose of or deal with real and personal property of all kinds;

(iii) to enter into any partnership, joint venture, corporation, limited liability company, trust or other similar arrangement to engage in any of the foregoing;

(iv) to undertake such other activities as may be necessary, advisable, desirable or convenient to the business of the Partnership; and

(v) to engage in such other ancillary activities as shall be necessary or desirable to effectuate the foregoing purposes;

provided, however, that such business shall be limited to and conducted in such a manner as to permit the General Partner at all times to be classified as a REIT, unless the General Partner determines not to qualify as a REIT or ceases to qualify as a REIT for any reason not related to the business conducted by the Partnership.

(b) The Partnership shall have all powers necessary or desirable to accomplish the purposes enumerated.

3.2 Powers

(a) The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership including full power and authority to enter into, perform, and carry out contracts of any kind, to borrow money and to issue evidences of indebtedness, whether or not secured by mortgage, trust deed, pledge or other Lien, and, directly or indirectly, to acquire, own, improve, develop and construct real property, and lease, sell, transfer and dispose of real property; provided, however, that the Partnership shall not take, or refrain from taking, any action which, in the judgment of the General Partner, in its sole and absolute discretion,

(i) could adversely affect the ability of the General Partner to continue to qualify as a REIT, unless the General Partner otherwise ceases to qualify as a REIT;

(ii) could subject the General Partner to any additional taxes under Section 857 or Section 4981 of the Code; or

(iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the General Partner or its securities, unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.

(b) The General Partner also is empowered to do any and all acts and things necessary, appropriate or advisable to ensure that the Partnership will not be classified as a “publicly traded partnership” for the purposes of Section 7704 of the Code, including but not limited to imposing restrictions on exchanges of Partnership Units.

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ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1 Capital Contributions of the Partners

(a) The Partners have made the Capital Contributions as set forth in Exhibit A.

(b) To the extent the Partnership acquires any property by the merger of any other Person into the Partnership or the contribution of assets by any other Person, Persons who receive Partnership Interests in exchange for their interests in the Person merging into or contributing assets to the Partnership shall become Limited Partners and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement or contribution agreement and as set forth in Exhibit A, as amended to reflect such deemed Capital Contributions.

(c) As of the effective date of this Agreement, the Partnership shall have three classes of Partnership Units, entitled “GP Units”, “OP Units” and “Class B Units”, respectively. The Class B Units shall have the same rights, privileges and preferences as the OP Units, except as set forth in Article 16. Each Partner shall own Partnership Units in the amounts set forth for such Partner in Exhibit A and shall have a Percentage Interest in the Partnership as set forth in Exhibit A, which Percentage Interest shall be adjusted in Exhibit A from time to time by the General Partner to the extent necessary to reflect accurately exchanges, additional Capital Contributions, the issuance of additional Partnership Units, transfers of Partnership Units or similar events having an effect on any Partner’s Percentage Interest.

(d) The number of Partnership Units held by the General Partner, in its capacity as general partner, as evidenced by GP Units, shall be deemed to be the General Partner Interest.

(e) Except as otherwise may be expressly provided herein, (i) the Partners shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Partnership (whether in the form of loans, repayments of loans or otherwise) and (ii) no Partner shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Partnership or otherwise.

4.2 Additional Funds; Restrictions on the General Partner

(a)  (i) The sums of money required to finance the business and affairs of the Partnership shall be derived from the Capital Contributions made to the Partnership by the Partners as set forth in Section 4.1 and from funds generated from the operation and business of the Partnership, including rents and distributions directly or indirectly received by the Partnership from any Subsidiary.

(ii) If additional financing is needed from sources other than as set forth in Section 4.2(a)(i) for any reason, the General Partner may, in its sole and absolute discretion, in such amounts and at such times as it solely shall determine to be necessary or appropriate,

(A) cause the Partnership to issue additional Partnership Interests and admit additional Limited Partners to the Partnership in accordance with Section 4.3;

(B) make additional Capital Contributions to the Partnership (subject to the provisions of Section 4.2(b));

(C) cause the Partnership to borrow money, enter into loan arrangements, issue debt securities, obtain letters of credit or otherwise borrow money on a secured or unsecured basis;

(D) make a loan or loans to the Partnership (subject to Section 4.2(b)); or

(E) sell any assets or properties directly or indirectly owned by the Partnership.

(iii) In no event shall any Limited Partners be required to make any additional Capital Contributions or any loan to, or otherwise provide any financial accommodation for the benefit of, the Partnership.

(b) The General Partner shall not issue any debt securities, any preferred stock or any common stock (including additional Common Stock (other than (i) as payment of the Common Stock Amount or (ii) in connection with the conversion or exchange of securities of the General Partner solely in conversion or exchange for other securities of the General Partner)) or rights, options, warrants or convertible, exercisable or

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exchangeable securities containing the right to subscribe for or purchase any of the foregoing (collectively, “Securities”), other than to all holders of Common Stock, unless the General Partner shall:

(i) in the case of debt securities, lend to the Partnership the proceeds of or consideration received for such Securities on the same terms and conditions, including interest rate and repayment schedule, as shall be applicable with respect to or incurred in connection with the issuance of such Securities and the proceeds of, or consideration received from, any subsequent exercise, exchange or conversion thereof (if applicable);

(ii) in the case of equity Securities senior or junior to the Common Stock as to dividends and distributions on liquidation, contribute to the Partnership the proceeds of or consideration (including any property or other non-cash assets) received for such Securities and the proceeds of, or consideration received from, any subsequent exercise, exchange or conversion thereof (if applicable), and receive from the Partnership, interests in the Partnership in consideration therefor with the same terms and conditions, including dividend, dividend priority and liquidation preference, as are applicable to such Securities; and

(iii) in the case of Common Stock or other equity Securities on a parity with the Common Stock as to dividends and distributions on liquidation (including Common Stock or other Securities granted as a stock award to directors and officers of the General Partner or directors, officers or employees of its Affiliates in consideration for services or future services, and Common Stock issued pursuant to a dividend reinvestment plan or issued to enable the General Partner to make distributions to satisfy the REIT Requirements), contribute to the Partnership the proceeds of or consideration (including any property or other non-cash assets, including services) received for such Securities and the proceeds of, or consideration received from, any subsequent exercise, exchange or conversion thereof (if applicable), and receive from the Partnership a number of additional Partnership Units in consideration therefor equal to the product of

(A) the number of shares of Common Stock or other equity Securities issued by the General Partner, multiplied by

(B) a fraction the numerator of which is one and the denominator of which is the Exchange Factor in effect on the date of such contribution.

4.3 Issuance of Additional Partnership Interests; Admission of Additional Limited Partners

(a) In addition to any Partnership Interests issuable by the Partnership pursuant to Section 4.2, the General Partner is authorized to cause the Partnership to issue additional Partnership Interests (or options therefore) in the form of Partnership Units or other Partnership Interests in one or more series or classes, or in one or more series of any such class senior, on a parity with, or junior to the Partnership Units to any Persons at any time or from time to time, on such terms and conditions, as the General Partner shall establish in each case in its sole and absolute discretion subject to Delaware law, including (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each class or series of Partnership Interests, (ii) the right of each class or series of Partnership Interests to share in Partnership distributions, and (iii) the rights of each class or series of Partnership Interest upon dissolution and liquidation of the Partnership; provided, however, that, no such Partnership Interests shall be issued to the General Partner unless either (A) the Partnership Interests are issued in connection with the grant, award, or issuance of Common Stock or other equity interests in the General Partner having designations, preferences and other rights such that the economic interests attributable to such Common Stock or other equity interests are substantially similar to the designations, preferences and other rights (except voting rights) of the Partnership Interests issued to the General Partner in accordance with this Section 4.3(a) or (B) the additional Partnership Interests are issued to all Partners holding Partnership Interests in the same class in proportion to their respective Percentage Interests in such class, without any approval being required from any Limited Partner or any other Person; provided further, however, that:

(i) such issuance does not cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA or Section 4975 of the Code, a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code); and

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(ii) such issuance would not cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Section 2510.3-101 of the regulations of the United States Department of Labor.

(b) Subject to the limitations set forth in Section 4.3(a), the General Partner may take such steps as it, in its sole and absolute discretion, deems necessary or appropriate to admit any Person as a Limited Partner of the Partnership or to issue any Partnership Interests, including amending the Certificate, Exhibit A or any other provision of this Agreement.

4.4 Contribution of Proceeds of Issuance of Common Stock

In connection with any offering, grant, award, or issuance of Common Stock or securities, rights, options, warrants or convertible or exchangeable securities pursuant to Section 4.2, the General Partner shall make aggregate Capital Contributions to the Partnership of the proceeds raised in connection with such offering, grant, award, or issuance, including any property issued to the General Partner pursuant to a merger or contribution agreement in exchange for Common Stock; provided, however, that if the proceeds actually received by the General Partner are less than the gross proceeds of such offering, grant, award, or issuance as a result of any underwriter’s discount, commission, or fee or other expenses paid or incurred in connection with such offering, grant, award, or issuance, then the General Partner shall make a Capital Contribution to the Partnership in the amount equal to the sum of (i) the net proceeds of such issuance plus (ii) an intangible asset in an amount equal to the capitalized costs of the General Partner relating to such issuance of Common Stock. Upon any such Capital Contribution by the General Partner, the Capital Account of the General Partner shall be increased by the amount of its Capital Contribution as described in the previous sentence.

4.5 Repurchase of Common Stock; Shares-In-Trust

(a) If the General Partner shall elect to purchase from its stockholders Common Stock for the purpose of delivering such Common Stock to satisfy an obligation under any distribution reinvestment plan adopted by the General Partner, any employee stock purchase plan adopted by the General Partner, or for any other purpose, the purchase price paid by the General Partner for such Common Stock and any other expenses incurred by the General Partner in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursed to the General Partner, subject to the condition that:

(i) if such Common Stock subsequently is to be sold by the General Partner, the General Partner shall pay to the Partnership any proceeds received by the General Partner from the sale of such Common Stock (provided that an exchange of Common Stock for Partnership Units pursuant to the applicable Exchange Rights Agreement would not be considered a sale for such purposes); and

(ii) if such Common Stock is not re-transferred by the General Partner within 30 days after the purchase thereof, the General Partner shall cause the Partnership to cancel a number of Partnership Units held by the General Partner (as applicable) equal to the product of

(A) the number of shares of such Common Stock, multiplied by

(B) a fraction, the numerator of which is one and the denominator of which is the Exchange Factor in effect on the date of such cancellation.

(b) If the General Partner purchases shares of Common Stock from the Trust (as from time to time defined in the Articles of Incorporation), the Partnership will purchase from the General Partner a number of Partnership Units, at a price per Partnership Unit equal to the price per share of Common Stock paid by the General Partner, equal to the product of

(i) the number of shares of Common Stock purchased by the General Partner from the Trust, multiplied by

(ii) a fraction, the numerator of which is one and the denominator of which is the Exchange Factor in effect on the date of such purchase.

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4.6 No Third-Party Beneficiary

No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligations of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns.

4.7 No Interest; No Return

(a) No Partner shall be entitled to interest on its Capital Contribution or on such Partner’s Capital Account.

(b) Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution from the Partnership.

4.8 No Preemptive Rights.

Subject to any preemptive rights that may be granted pursuant to Section 4.3 hereof, no Person shall have any preemptive or other similar right with respect to

(a) additional Capital Contributions or loans to the Partnership; or

(b) issuance or sale of any Partnership Units or other Partnership Interests.

ARTICLE 5
DISTRIBUTIONS

5.1 Distributions

(a) Cash Available for Distribution. Subject to the provisions of Sections 5.3, 5.4, 12.2(c) and 13.2, the General Partner shall cause the Partnership to distribute, at such times as the General Partner shall determine (each a “Distribution Date”), an amount of Cash Available for Distribution, determined by the General Partner in its sole discretion to the Partners holding GP Units, OP Units and/or Class B Units who are Partners on the applicable Partnership Record Date, in accordance with each such Partner’s respective Percentage Interest.

(b) Net Sales Proceeds.  Subject to the provisions of Sections 5.1(f), 5.3, 5.4, 12.2(c) and 13.2, Net Sales Proceeds shall be distributed as follows:

(i) First, 100% to the Partners holding GP Units and/or OP Units in proportion to each such Partner’s respective Percentage Interest with respect to such GP Units and/or OP Units until the Net Investment Balance is zero;

(ii) Second, 100% to the Partners holding GP Units and/or OP Units in proportion to each such Partner’s respective Percentage Interest with respect to such GP Units and/or OP Units until such Partners have received in the aggregate, pursuant to this Section 5.1(b)(ii) and Section 5.1(a), an amount such that the Priority Return Balance is zero; and

(iii) Thereafter, (A) 15% to the Special Limited Partner, and (B) 85% to be distributed to the Partners holding GP Units, OP Units and/or Class B Units in proportion to their respective Percentage Interests with respect to such GP Units, OP Units and/or Class B Units.

(c) Listing Amounts.  Upon a Listing and subject to Section 5.1(f), the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest in the form of a Note (the “Listing Note”) equal to 15% of the amount, if any, by which (i) the sum of (A) the Market Value of all issued and outstanding shares of Common Stock plus (B) the sum of all Stockholder Distributions paid by the General Partner prior to Listing, exceeds (ii) the sum of (Y) the total Gross Proceeds in all Offerings as of the date of Listing plus (Z) the amount of cash that, if distributed to those Stockholders who purchased or received shares of Common Stock in an Offering prior to the Listing, would have provided such Stockholders, in the aggregate, a Priority Return on the weighted average of the total Gross Proceeds of the Offerings through the date of Listing, measured for the period from inception of

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the General Partner through the date of Listing; provided, however, that for purposes of calculating hereof, the total Gross Proceeds shall be determined on a daily basis. The Listing Note will only be paid to the Special Limited Partner if the Advisory Agreement has not been terminated by the General Partner or the Advisor prior to the Listing. Notwithstanding anything herein to the contrary, in accordance with Section 736 of the Code, the Listing Note shall be disregarded for applicable income tax purposes and the Special Limited Partner shall continue to be treated as a partner of the Partnership in respect of its Special Limited Partner Interest for such purposes until the Partnership has satisfied all of its obligations under the Listing Note. Without limiting the foregoing, the Special Limited Partner shall not be required to accrue interest on the Listing Note in income and the Partnership shall not deduct such interest for such purposes; provided, that, any cash or property paid to the Special Limited Partner with respect to such interest shall be reported to the Special Limited Partner on Internal Revenue Service Schedule K-1 to Form 1065 (or such successor schedule or form).

(d) Termination Amounts.

(i) Upon a Termination and subject to Sections 5.1(d)(ii) and (f), the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest in the form of a Note (the “Termination Note”) equal to 15% of the amount, if any, by which (A) the sum of (1) the fair market value (determined by appraisal as of the Termination Date) of the Included Assets, minus (2) any debt secured by such Included Assets as well as any secured or unsecured debt of the General Partner (computed on a consolidated basis), plus (3) the sum of all Stockholder Distributions paid by the General Partner through the Termination Date on shares of Common Stock issued in all Offerings through the Termination Date, minus (4) any amounts distributable as of the Termination Date to the Limited Partners who received Partnership Units in connection with the contribution of any Investments (including cash used to acquire Investments) to the Partnership, upon the liquidation or sale of such Investments (assuming the liquidation or sale of such Investments on the Termination Date), exceeds (B) the sum of (1) the Gross Proceeds raised in all Offerings through the Termination Date (less amounts paid on or prior to the Termination Date to purchase or redeem any shares of Common Stock purchased in an Offering on or prior to the Termination Date pursuant to the General Partner’s share repurchase plan) plus (2) the total amount of cash that, if distributed to those Stockholders who purchased or received shares of Common Stock in an Offering on or prior to the Termination Date, would have provided such Stockholders, in the aggregate, a Priority Return on the weighted average of the total Gross Proceeds raised in all Offerings through the Termination Date, measured for the period from inception of the General Partner through the Termination Date; provided, however, that for purposes of calculating hereof, the total Gross Proceeds of the Offerings shall be determined on a daily basis. Notwithstanding anything herein to the contrary, in accordance with Section 736 of the Code, the Termination Note shall be disregarded for applicable income tax purposes and the Special Limited Partner shall continue to be treated as a partner of the Partnership in respect of its Special Limited Partner Interest for such purposes until the Partnership has satisfied all of its obligations under the Termination Note. Without limiting the foregoing, the Special Limited Partner shall not be required to accrue interest on the Termination Note in income and the Partnership shall not deduct such interest for such purposes; provided, that, any cash or property paid to the Special Limited Partner with respect to such interest shall be reported to the Special Limited Partner on Internal Revenue Service Schedule K-1 to Form 1065 (or such successor schedule or form).

(ii) Upon a Termination and subject to Section 5.1(f), the Special Limited Partner may elect to receive, in lieu of its right to receive the Termination Note, either:

(A) If there is a Listing subsequent to the Termination Date, then the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest, payable in one or more payments solely out of Net Sales Proceeds (the “Termination Listing Amount”), equal to 15% of the amount, if any, by which (1) the sum of (y) the fair market value (determined by appraisal as of the date of Listing) of the Included Assets, minus (x) any debt secured by the Included Assets as well as any secured or unsecured debt of the General Partner (computed on a consolidated basis), plus (z) the sum of all Stockholder Distributions paid by the General Partner through the date of Listing on shares of Common Stock

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issued in Offerings through the Termination Date, minus (z) any amounts distributable as of the date of Listing to the Limited Partners who received Partnership Units in connection with the contribution of any Investments (including cash used to acquire Investments) to the Partnership, upon the liquidation or sale of such Included Assets (assuming the liquidation or sale of such Included Assets on the date of Listing), exceeds (2) the sum of (y) the Gross Proceeds raised in all Offerings through the Termination Date (less amounts paid on or prior to the date of Listing to purchase or redeem any shares of Common Stock purchased in an Offering on or prior to the Termination Date pursuant to the General Partner’s share repurchase plan), plus (z) the total amount of cash that, if distributed to those Stockholders who purchased or received shares of Common Stock in an Offering on or prior to the Termination Date, would have provided such Stockholders, in the aggregate, a Priority Return on the weighted average of total Gross Proceeds raised in all Offerings through the Termination Date, measured for the period from inception of the General Partner through the date of Listing; provided, however, that for purposes of calculating hereof, the total Gross Proceeds of the Offerings shall be determined on a daily basis.

(B) If there is an Investment Liquidity Event subsequent to the Termination Date, then the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest, payable in one or more payments solely out of Net Sales Proceeds (the “Termination Liquidity Amount”), equal to 15% of the amount, if any, by which (1) the sum of (y) the fair market value (determined by appraisal as of the Investment Liquidity Date) of the Included Assets, minus (x) any debt secured by the Included Assets as well as any secured or unsecured debt of the General Partner (computed on a consolidated basis), plus (z) the sum of all Stockholder Distributions paid by the General Partner through the Investment Liquidity Date on shares of Common Stock issued in Offerings through the Termination Date, minus (z) any amounts distributable as of the Investment Liquidity Date to the Limited Partners who received Partnership Units in connection with the contribution of any Investments (including cash used to acquire Investments) to the Partnership, upon the liquidation or sale of such Included Assets (assuming the liquidation or sale of such Included Assets on the Investment Liquidity Date), exceeds (2) the sum of (y) the Gross Proceeds raised in all Offerings through the Termination Date (less amounts paid on or prior to the Investment Liquidity Date to purchase or redeem any shares of Common Stock purchased in an Offering on or prior to the Termination Date pursuant to the General Partner’s share repurchase plan), plus (z) the total amount of cash that, if distributed to those Stockholders who purchased or received shares of Common Stock in an Offering on or prior to the Termination Date, would have provided such Stockholders, in the aggregate, a Priority Return on the weighted average of total Gross Proceeds raised in all Offerings through the Termination Date, measured for the period from inception of the General Partner through the Investment Liquidity Date; provided, however, that for purposes of calculating hereof, the total Gross Proceeds of the Offerings shall be determined on a daily basis.

(e) Investment Liquidity Amounts.  Upon an Investment Liquidity Event and subject to Section 5.1(f), the General Partner shall cause the Partnership to distribute an amount to the Special Limited Partner in redemption of the Special Limited Partner Interest, payable in one or more payments solely out of Net Sales Proceeds (the “Investment Liquidity Amount”), equal to 15% of the amount, if any, by which (1) the sum of (y) (1) the fair market value of the Included Assets or all issued and outstanding shares of Common Stock as determined in good faith by the General Partner as of the Investment Liquidity Date minus (2) any debt secured by the Included Assets as well as any secured or unsecured debt of the General Partner (computed on a consolidated basis) (the “Investment Liquidity Value”), plus (z) the sum of all Stockholder Distributions paid by the General Partner through the Investment Liquidity Date, exceeds (2) the sum of (y) the Gross Proceeds raised in all Offerings through the Investment Liquidity Date (less amounts paid on or prior to the Investment Liquidity Date to purchase or redeem any shares of Common Stock purchased in an Offering pursuant to the General Partner’s share repurchase plan) plus (z) the total amount of cash that, if distributed to those Stockholders who purchased or received shares of Common Stock in an Offering on or prior to the Investment Liquidity Date, would have provided such Stockholders, in the aggregate, a Priority Return on the weighted average of the outstanding total Gross Proceeds raised in all Offerings through the Investment

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Liquidity Date, measured for the period from inception of the General Partner through the Investment Liquidity Date; provided, however, that for purposes of calculating hereof, total Gross Proceeds of Offerings shall be determined on a daily basis.

(f) Coordination.

(i) Any Net Sales Proceeds paid to the Special Limited Partner pursuant to Section 5.1(b)(iii)(A) prior to a Listing shall reduce dollar for dollar the amount of a Listing Note to be issued and distributed pursuant to Section 5.1(c). If the Special Limited Partner receives a Listing Note pursuant to Section 5.1(c), (A) the Special Limited Partner would no longer be entitled to receive distributions of Net Sales Proceeds pursuant to Section 5.1(b)(iii)(A), a Termination Amount pursuant to Section 5.1(d) or the Investment Liquidity Amount pursuant to Section 5.1(e) and (B) any Net Sales Proceeds received by the Partnership after the Listing shall be applied first to satisfy the Partnership’s obligation to make distributions pursuant to the Listing Note.

(ii) Any Net Sales Proceeds paid to the Special Limited Partner pursuant to Section 5.1(b)(iii)(A) prior to the Termination Date shall reduce dollar for dollar the Termination Amount to be distributed pursuant to Section 5.1(d). If the Special Limited Partner receives, or is entitled to receive, a Termination Amount pursuant to Section 5.1(d), (A) the Special Limited Partner would no longer be entitled to receive distributions of Net Sales Proceeds pursuant to Section 5.1(b)(iii)(A), a Listing Note pursuant to Section 5.1(c) or the Investment Liquidity Amount pursuant to Section 5.1(e) and (B) any Net Sales Proceeds received by the Partnership after the Termination Date, in connection with a Termination Note, the date of the subsequent Listing, in connection with the Termination Listing Amount, and the Investment Liquidity Date, in connection with the Termination Liquidity Amount, shall be applied first to satisfy the Partnership’s obligation to make distributions pursuant to Section 5.1(d).

(iii) Any Net Sales Proceeds paid to the Special Limited Partner pursuant to Section 5.1(b)(iii)(A) prior to an Investment Liquidity Date shall reduce dollar for dollar the Investment Liquidity Amount to be issued and distributed pursuant to Section 5.1(e). If the Special Limited Partner is entitled to receive an Investment Liquidation Amount pursuant to Section 5.1(e), (A) the Special Limited Partner would no longer be entitled to receive distributions of Net Sales Proceeds pursuant to Section 5.1(b)(iii)(A), a Listing Note pursuant to Section 5.1(c) or a Termination Amount pursuant to Section 5.1(d) and (B) any Net Sales Proceeds received by the Partnership as a result of or after the Investment Liquidity Event shall be applied first to satisfy the Partnership’s obligation to make distributions pursuant to Section 5.1(e).

(iv) If the General Partner chooses in its discretion to satisfy all or a portion of the distributions required to be made to the Special Limited Partner pursuant to a Listing Note or Termination Note with shares of Common Stock, the amount of the Listing Note or Termination Note due to the Special Limited Partner shall be reduced by (y) the Market Value, with respect to the Listing Note, and (z) the fair market value, with respect to the Termination Note, of the Common Stock on the date such Common Stock is issued to the Special Limited Partner.

If the Special Limited Partner converts all or a portion of its Special Limited Partner Interest into OP Units pursuant to Section 8.7(a), the amount of the Listing Note or Termination Note due to the Special Limited Partner shall be reduced by an amount equal to the product of (i) the number of OP Units issued in the conversion multiplied by (ii) the product of (A) the Value of one share of Common Stock on the date of conversion multiplied by (B) the Exchange Factor. If the Special Limited Partner contributes its Special Limited Partner Interest to the Partnership in exchange for OP Units pursuant to Section 8.7(b), the Special Limited Partner shall no longer be entitled the Termination Listing Amount, the Termination Liquidity Amount or the Investment Liquidity Amount or distributions of Net Sales Proceeds in respect of such Termination Listing Amount, the Termination Liquidity Amount or the Investment Liquidity Amount pursuant to Sections 5.1(f)(ii) or (iii), as the case may be.

(v) If the priority distribution of Net Sales Proceeds to the Special Limited Partner pursuant to this Section 5.1(f) prevents the Partnership from being able to distribute sufficient amounts to the General Partner pursuant to Section 5.1(b) to enable the General Partner to satisfy the REIT Requirement, the General Partner may in its sole discretion cause the Partnership to distribute some or all of the Net Sales

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Proceeds subject to a priority distribution pursuant to this Section 5.1(f) to the General Partner in an amount sufficient to enable the General Partner to pay dividends to the Stockholders in order to satisfy the REIT Requirements.

(g) In no event may any Partner receive a distribution pursuant to Sections 5.1(a) or (b) with respect to a Partnership Unit if such Partner is entitled to receive a distribution with respect to Common Stock for which such a Partnership Unit has been exchanged.

5.2 Qualification as a REIT

The General Partner shall use its best efforts to cause the Partnership to distribute sufficient amounts under this Article 5 to enable the General Partner to pay dividends to the Stockholders that will enable the General Partner to

(a) satisfy the requirements for qualification as a REIT under the Code and Regulations (“REIT Requirements”), and

(b) avoid any federal income or excise tax liability;

provided, however, that the General Partner shall not be bound to comply with this covenant to the extent such distributions would

(i) violate applicable Delaware law, or

(ii) contravene the terms of any notes, mortgages or other types of debt obligations to which the Partnership may be subject in conjunction with borrowed funds.

5.3 Withholding

With respect to any withholding tax or other similar tax liability or obligation to which the Partnership may be subject as a result of any act or status of any Partner or the Special Limited Partner or to which the Partnership becomes subject with respect to any Partnership Unit or the Special Limited Partner Interest, the Partnership shall have the right to withhold amounts distributable pursuant to this Article V to such Partner or the Special Limited Partner or with respect to such Partnership Units or the Special Limited Partner Interest, to the extent of the amount of such withholding tax or other similar tax liability or obligation pursuant to the provisions contained in Section 10.5, and the amount of any withholding shall reduce the right of such Partner or the Special Limited Partner to future distribution to the extent provided in Section 10.5.

5.4 Additional Partnership Interests

If the Partnership issues Partnership Interests in accordance with Section 4.2 or 4.3, the distribution priorities set forth in Section 5.1 shall be amended, as necessary, to reflect the distribution priority of such Partnership Interests and corresponding amendments shall be made to the provisions of Exhibit B.

ARTICLE 6
ALLOCATIONS

6.1 Allocations

The Net Income, Net Loss, Net Property Gain, Net Property Loss and other Partnership items shall be allocated pursuant to the provisions of Exhibit B.

6.2 Revisions to Allocations to Reflect Issuance of Partnership Interests

If the Partnership issues Partnership Interests to the General Partner or any additional Limited Partner pursuant to Article IV, the General Partner shall make such revisions to this Article 6 and Exhibit B as it deems necessary to reflect the terms of the issuance of such Partnership Interests, including making preferential allocations to classes of Partnership Interests that are entitled thereto. Such revisions shall not require the consent or approval of any other Partner.

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ARTICLE 7
MANAGEMENT AND OPERATIONS OF BUSINESS

7.1 Management

(a) (i) Except as otherwise expressly provided in this Agreement, full, complete and exclusive discretion to manage and control the business and affairs of the Partnership are and shall be vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership.

(ii) The General Partner may not be removed by the Limited Partners with or without cause.

(iii) In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.11, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including:

(A) (1) the making of any expenditures, the lending or borrowing of money, including making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit the General Partner (so long as the General Partner qualifies as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its Stockholders in amounts sufficient to permit the General Partner to maintain REIT status,

(2) the assumption or guarantee of, or other contracting for, indebtedness and other liabilities,

(3) the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets) and

(4) the incurring of any obligations it deems necessary for the conduct of the activities of the Partnership, including the payment of all expenses associated with the General Partner;

(B) the acquisition, purchase, ownership, operating, leasing and disposition of any real property and any other property or assets, including mortgages and real estate-related notes, whether directly or indirectly;

(C) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership or the General Partner;

(D) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of all or substantially all of the assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger, consolidation or other combination (each a “Business Combination”) of the Partnership with or into another Entity on such terms as the General Partner deems proper, provided, however, that for purposes of the definition of Investment Liquidity Event, “Business Combination” shall not include the merger pursuant to the Merger Agreement dated September 6. 2016 and any acquisition of all or substantially all of the assets or merger, consolidation or other combination of or with a real estate investment trust that is, as of the Closing, advised by an Affiliate of the Advisor; and provided further, however that the General Partner shall be required to send to each Limited Partner a notice of such proposed Business Combination no less than 15 days prior to the record date for the vote of the General Partner’s Stockholders on such Business Combination, if any;

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(E) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including,

(1) the financing of the conduct of the operations of the General Partner, the Partnership or any of the Partnership’s Subsidiaries,

(2) the lending of funds to other Persons (including the Subsidiaries of the Partnership and/or the General Partner) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which it has an equity investment, and

(3) the making of capital contributions to its Subsidiaries;

(F) the expansion, development, redevelopment, construction, leasing, repair, rehabilitation, repositioning, alteration, demolition or improvement of any property in which the Partnership or any Subsidiary of the Partnership owns an interest;

(G) the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(H) the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(I) holding, managing, investing and reinvesting cash and other assets of the Partnership;

(J) the collection and receipt of revenues and income of the Partnership;

(K) the establishment of one or more divisions of the Partnership, the selection and dismissal of employees of the Partnership (including employees having titles such as “president”, “vice president”, “secretary” and “treasurer” of the Partnership), and agents, outside attorneys, accountants, consultants and contractors of the Partnership, and the determination of their compensation and other terms of employment or engagement;

(L) the maintenance of such insurance for the benefit of the Partnership and the Partners and directors and officers thereof as it deems necessary or appropriate;

(M) the formation of, or acquisition of an interest (including non-voting interests in entities controlled by Affiliates of the Partnership or third parties) in, and the contribution of property to, any further Entities or other relationships that it deems desirable, including the acquisition of interests in, and the contributions of funds or property to, or making of loans to, its Subsidiaries and any other Person from time to time, or the incurrence of indebtedness on behalf of such Persons or the guarantee of the obligations of such Persons; provided, however, that as long as the General Partner has determined to elect to qualify as a REIT or to continue to qualify as a REIT, the Partnership may not engage in any such formation, acquisition or contribution that would cause the General Partner to fail to qualify as a REIT;

(N) the control of any matters affecting the rights and obligations of the Partnership, including

(1) the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership,

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(2) the commencement or defense of suits, legal proceedings, administrative proceedings, arbitration or other forms of dispute resolution, and

(3) the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expenses, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(O) the undertaking of any action in connection with the Partnership’s direct or indirect investment in its Subsidiaries or any other Person (including the contribution or loan of funds by the Partnership to such Persons);

(P) the determination of the fair market value of any Partnership property distributed in kind using such reasonable method of valuation as the General Partner, in its sole discretion, may adopt;

(Q) the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

(R) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

(S) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest pursuant to contractual or other arrangements with such Person;

(T) the making, execution and delivery of any and all deeds, leases, notes, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary or appropriate, in the judgment of the General Partner, for the accomplishment of any of the foregoing;

(U) the issuance of additional Partnership Units in connection with Capital Contributions by Additional Limited Partners and additional Capital Contributions by Partners pursuant to Article 4 hereof;

(V) the authorization, issuance, sale, redemption or purchase of any Partnership Units or any securities of the Partnership;

(W) the opening of bank accounts on behalf of, and in the name of, the Partnership and its Subsidiaries; and

(X) the amendment and restatement of Exhibit A to reflect accurately at all times the Capital Contributions and Percentage Interests of the Partners as the same are adjusted from time to time to the extent necessary to reflect redemptions, Capital Contributions, the issuance of Partnership Units, the admission of any Additional Limited Partner or any Substituted Limited Partner or otherwise, which amendment and restatement, notwithstanding anything in this Agreement to the contrary, shall not be deemed an amendment of this Agreement, as long as the matter or event being reflected in Exhibit A otherwise is authorized by this Agreement.

(b) (i) Each of the Limited Partners agree that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement to the fullest extent permitted under the Act or other applicable law, rule or regulation.

(ii) The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

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(c) At all times from and after the date hereof, the General Partner at the expense of the Partnership, may or may not, cause the Partnership to obtain and maintain

(i) casualty, liability and other insurance on the properties of the Partnership;

(ii) liability insurance for the Indemnitees hereunder; and

(iii) such other insurance as the General Partner, in its sole and absolute discretion, determines to be appropriate and reasonable.

(d) At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain at any and all times working capital accounts and other cash or similar balances in such amount as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time.

(e) (i) In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by it. The General Partner and the Partnership shall not have liability to any Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions; provided, that the General Partner has acted in good faith pursuant to its authority under this Agreement. The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, the General Partner, and the General Partner’s Stockholders, collectively.

(ii) The General Partner and the Partnership shall not have liability to the any Limited Partner or the Special Limited Partner under any circumstances as a result of an income tax liability incurred by such Limited Partner or the Special Limited Partner as a result of an action (or inaction) by the General Partner taken pursuant to its authority under and in accordance with this Agreement.

7.2 Certificate of Limited Partnership

(a) The General Partner has previously filed the Certificate with the Secretary of State of Delaware as required by the Act.

(b)  (i) The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, or the District of Columbia, in which the Partnership may elect to do business or own property.

(ii) To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate and do all of the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Partnership may elect to do business or own property.

(iii) The General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner.

7.3 Reimbursement of the General Partner

(a) Except as provided in this Section 7.3 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b) (i) The Partnership shall be responsible for and shall pay all expenses relating to the Partnership’s organization, the ownership of its assets and its operations. The General Partner shall be reimbursed on a monthly basis, or such other basis as it may determine in its sole and absolute discretion, for all expenses that it incurs on behalf of the Partnership relating to the ownership and operation of the Partnership’s assets, or for the benefit of the Partnership, including all expenses associated with compliance by the General Partner and the Initial Limited Partner with laws, rules and regulations promulgated by any regulatory body, expenses

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related to the operations of the General Partner and to the management and administration of any Subsidiaries of the General Partner or the Partnership or Affiliates of the Partnership, such as auditing expenses and filing fees and any and all salaries, compensation and expenses of officers and employees of the General Partner, but excluding any portion of expenses reasonably attributable to assets not owned by or for the benefit of, or to operations not for the benefit of, the Partnership or Affiliates of the Partnership; provided, however, that the amount of any such reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it in its name.

(ii) Such reimbursement shall be in addition to any reimbursement made as a result of indemnification pursuant to Section 7.6 hereof.

(iii) The General Partner shall determine in good faith the amount of expenses incurred by it related to the ownership and operation of, or for the benefit of, the Partnership. If certain expenses are incurred for the benefit of the Partnership and other entities (including the General Partner), such expenses will be allocated to the Partnership and such other entities in such a manner as the General Partner in its reasonable discretion deems fair and reasonable. All payments and reimbursements hereunder shall be characterized for federal income tax purposes as expenses of the Partnership incurred on its behalf, and not as expenses of the General Partner.

(c) (i) Expenses incurred by the General Partner relating to the organization or reorganization of the Partnership and the General Partner the issuance of Common Stock in connection with an Offering and any issuance of additional Partnership Interests, Common Stock or rights, options, warrants, or convertible or exchangeable securities pursuant to Section 4.2 hereof and all costs and expenses associated with the preparation and filing of any periodic reports by the General Partner under federal, state or local laws or regulations (including all costs, expenses, damages, and other payments resulting from or arising in connection with litigation related to any of the foregoing) are primarily obligations of the Partnership.

(ii) To the extent the General Partner pays or incurs such expenses, the General Partner shall be reimbursed for such expenses.

7.4 Outside Activities of the General Partner

(a) Without the Consent of the Limited Partners, the General Partner shall not directly or indirectly enter into or conduct any business other than in connection with the ownership, acquisition, and disposition of Partnership Interests and the management of its business and the business of the Partnership, and such activities as are incidental thereto.

(b) The General Partner and any Affiliates of the General Partner may acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests.

7.5 Contracts with Affiliates

(a)  (i) The Partnership may lend or contribute funds or other assets to its Subsidiaries or other Persons in which it has an equity investment and such Subsidiaries and Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner.

(ii) The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(b) Except as provided in Section 7.4, the Partnership may Transfer assets to Entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner, in its sole and absolute discretion, may determine.

(c) Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, Transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable.

(d) The General Partner, in its sole and absolute discretion and without the approval the Limited Partners, may propose and adopt, on behalf of the Partnership, employee benefit plans, stock option plans, and similar

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plans funded by the Partnership for the benefit of employees of the Partnership, the General Partner, any Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership, the General Partner, any Subsidiaries of the Partnership or any Affiliate of any of them.

(e) The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a “right of first opportunity” or “right of first offer” arrangement, non-competition agreements and other conflict avoidance agreements with various Affiliates of the Partnership and the General Partner, on such terms as the General Partner, in its sole and absolute discretion, believes are advisable.

7.6 Indemnification

(a) (i) To the fullest extent permitted by Delaware law or as provided herein, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (collectively, “Claims”), that relate to the operations of the Partnership or the General Partner as set forth in this Agreement, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, so long as (A) the course of conduct which gave rise to the Claim was taken, in the reasonable determination of the Indemnitee made in good faith, in the best interests of the Partnership or the General Partner, (B) such Claim was not the result of negligence or misconduct by the Indemnitee, (C) the Indemnitee (if other than the General Partner) was acting on behalf of or performing services for the Partnership and (D) such indemnification is not satisfied or recoverable from the assets of the Stockholders of the General Partner. Notwithstanding the foregoing, no Indemnitee (other than the General Partner) shall be indemnified for any Claim arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to such Indemnitee, (2) such allegations have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such Indemnitee, or (3) a court of competent jurisdiction approves a settlement of such allegations against such Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which the Common Stock was offered or sold as to indemnification for violations of securities law.

(ii) Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty (except a guaranty by a limited partner of nonrecourse indebtedness of the Partnership or as otherwise provided in any such loan guaranty), contractual obligation for any indebtedness or other obligation or otherwise for any indebtedness of the Partnership or any Subsidiary of the Partnership (including any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.6 in favor of any Indemnitee having or potentially having liability for any such indebtedness.

(iii) Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership, or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.6.

(b) Reasonable expenses incurred by an Indemnitee who is a party to a proceeding shall be paid or reimbursed by the Partnership in advance of the final disposition of any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 7.6 has been met; and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

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(c) The indemnification provided by this Section 7.6 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnities are indemnified.

(d) The Partnership may, but shall not be obligated to, purchase and maintain insurance, on behalf of the Indemnities and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.6, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by such Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, such Indemnitee to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 7.6. Actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

(f) In no event may an Indemnitee subject any of the Partners (other than the General Partner) to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.6 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) (i) The provisions of this Section 7.6 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(ii) Any amendment, modification or repeal of this Section 7.6 or any provision hereof shall be prospective only and shall not in any way affect the Partnership’s liability to any Indemnitee under this Section 7.6, as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(i) If and to the extent any payments to the General Partner pursuant to this Section 7.6 constitute gross income to the General Partner (as opposed to the repayment of advances made on behalf of the Partnership), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners, and shall not be treated as distributions for purposes of computing the Partners’ Capital Accounts.

(j) Notwithstanding anything to the contrary in this Agreement, the General Partner shall not be entitled to indemnification hereunder for any loss, claim, damage, liability or expense for which the General Partner is obligated to indemnify the Partnership under any other agreement between the General Partner and the Partnership.

7.7 Liability of the General Partner

(a) Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner nor the investment advisor of the General Partner, nor any of their respective officers and directors, shall be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the General Partner or its investment advisor, as the case may be, acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

(b) (i) The Limited Partners and the Special Limited Partner expressly acknowledge that the General Partner (and its investment advisor) is acting on behalf of the Partnership and the Stockholders of the General Partner collectively, that the General Partner (and its investment advisor), subject to the provisions of

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Section 7.1(e) hereof, is under no obligation to consider the separate interest of the Limited Partners or the Special Limited Partner (including the tax consequences to any Limited Partner, the Special Limited Partner or any Assignees) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that the General Partner (and its investment advisor) shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners or the Special Limited Partner in connection with such decisions; provided that the General Partner (and its investment advisor) has acted in good faith.

(ii) With respect to any indebtedness of the Partnership which any Limited Partner or the Special Limited Partner may have guaranteed, the General Partner (and its investment advisor) shall have no duty to keep such indebtedness outstanding.

(c) (i) Subject to its obligations and duties as General Partner set forth in Section 7.1(a) hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agent, including its investment advisor.

(ii) The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(d) The Limited Partners expressly acknowledge that if any conflict in the fiduciary duties owed by the General Partner to its Stockholders and by the General Partner, in its capacity as a general partner of the Partnership, to the Limited Partners or the Special Limited Partner, the General Partner may act in the best interests of the General Partner’s Stockholders without violating its fiduciary duties to the Limited Partners or the Special Limited Partner, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the Limited Partners or the Special Limited Partner in connection with any such violation.

(e) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s and its officers’ and directors’ liability to the Partnership, the Special Limited Partner and the Limited Partners under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.8 Other Matters Concerning the General Partner

(a) The General Partner may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which such General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) (i) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact.

(ii) Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by the General Partner hereunder.

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(d) Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order

(i) to protect the ability of the General Partner to continue to qualify as a REIT; or

(ii) to avoid the General Partner incurring any taxes under Section 857 or Section 4981 of the Code,

is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners and the Special Limited Partner.

7.9 Title to Partnership Assets

(a) Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

(b) (i) Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner.

(ii) The General Partner hereby declares and warrants that any Partnership asset for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable.

(iii) All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

7.10 Reliance by Third Parties

(a) Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially.

(b) Each Limited Partner and the Special Limited Partner hereby waive any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing.

(c) In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action of the General Partner or its representatives.

(d) Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that:

(i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect;

(ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership; and

(iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

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7.11 Loans By Third Parties

The Partnership may incur Debt, or enter into similar credit, guarantee, financing or refinancing arrangements for any purpose (including in connection with any acquisition of property) with any Person upon such terms as the General Partner determines appropriate.

ARTICLE 8
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

8.1 Limitation of Liability

No Limited Partner shall have any liability under this Agreement except as expressly provided in this Agreement, including Section 10.5 hereof, or under the Act.

8.2 Management of Business

(a) No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, employee, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership.

(b) The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

8.3 Outside Activities of Limited Partners

(a) Subject to any agreements entered into pursuant to Section 7.5 hereof and any other agreements entered into by a Limited Partner, the Special Limited Partner, or any of their Affiliates with the Partnership or any of its Subsidiaries, any Limited Partner, the Special Limited Partner and any officer, director, employee, agent, trustee, Affiliate or shareholder of any Limited Partner or the Special Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership.

(b) Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner, the Special Limited Partner, any Assignee or any of their Affiliates.

(c) No Limited Partner nor any other Person shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any other Person and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

8.4 Return of Capital

(a) Except pursuant to the Exchange Rights Agreements, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein.

(b) Except as provided in Articles 5, 6 and 13 hereof, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions.

8.5 Rights of Limited Partners Relating to the Partnership

(a) In addition to the other rights provided by this Agreement or by the Act, and except as limited by Section 8.5(b) hereof, each Limited Partner and the Special Limited Partner shall have the right, for a purpose reasonably related to such Person’s interest as a limited partner in the Partnership, upon written demand with

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a statement of the purpose of such demand and at such Person’s own expense (including such reasonable copying and administrative charges as the General Partner may establish from time to time):

(i) to obtain a copy of the most recent annual and quarterly reports filed with the Securities and Exchange Commission by the General Partner pursuant to the Securities Exchange Act of 1934; and

(ii) to obtain a copy of the Partnership’s federal, state and local income tax returns for each Partnership Year.

(b) Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners and the Special Limited Partner, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that:

(i) the General Partner reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business; or

(ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

8.6 Exchange Rights Agreements

(a) The Limited Partners (other than the General Partner in its capacity as a Limited Partner) will be granted the right, but not the obligation, to exchange all or a portion of their Partnership Units for cash or, at the option of the Partnership, for shares of Common Stock on such terms and subject to such conditions and restrictions as will be contained in one or more exchange rights agreements among the General Partner, the Partnership and one or more Limited Partners (as amended from time to time, the “Exchange Rights Agreements”); provided, however, that such Partnership Units shall have been outstanding for at least one year. The form of each Exchange Rights Agreement governing the exchange of Partnership Units hereafter shall be determined by the General Partner. Notwithstanding the foregoing, the Initial Limited Partner shall not be permitted to exchange any portion of its Partnership Units pursuant to this subparagraph 8.6(a) unless and until the Initial Limited Partner does not have a deficit balance in its Capital Account.

(b) The Limited Partners and all successors, assignees and transferees (whether by operation of law, including by merger or consolidation, dissolution or liquidation of an entity that is a Limited Partner, or otherwise) shall be bound by the provisions of the Exchange Rights Agreement to which they are parties.

8.7 Conversion and Exchange of Special Limited Partner Interests.

(a) Conversion of Listing Note or Termination Note.

(i) If the Special Limited Partner is entitled to receive distributions of Net Sales Proceeds pursuant to the Partnership’s obligation under a Listing Note or a Termination Note, at such time as the Capital Account balance of the Special Limited Partner attributable to the Special Limited Partner Interest is equal to the remaining amount of Net Sales Proceeds distributable to the Special Limited Partner pursuant to the Listing Note or Termination Note, respectively, the Special Limited Partner shall have the right, but not the obligation, to convert all or a portion of the Special Limited Partner Interest into OP Units. The Special Limited Partner shall provide written notice to the General Partner of its intention to convert all or a portion of its Special Limited Partner Interest at least ten (10) days prior to the date on which the conversion is to occur, and such notice shall indicate the amount of the Special Limited Partner Interest that the Special Limited Partner intends to convert. The maximum number of OP Units issuable upon a conversion of the Special Limited Partner Interest shall be equal to the quotient of (i) the net amount of the Partnership’s remaining obligation pursuant to the Listing Note or Termination Note on the date of conversion divided by (ii) the product of (A) the Value of one share of Common Stock on the date of conversion multiplied by (B) the Exchange Factor. Only a whole number of OP Units may be issuable upon a conversion of the Special Limited Partner Interest. The Special Limited Partner covenants and agrees with the Partnership that the Special Limited Partner Interest shall be free and clear of all liens. The conversion of all or a portion of the Special Limited Partner Interest shall occur automatically after the close of business on the applicable date of conversion, as of which time the Special Limited

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Partner shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of OP Units issuable upon such conversion.

(ii) Exchange. OP Units issuable upon a conversion of the Special Limited Partner Interest as set forth in this Section 8.7(a) shall be exchangeable for cash or, at the option of the Partnership, for shares of Common Stock pursuant to Section 8.6.

(iii) Impact of Conversion for Purposes of Subparagraph 1(c)(iii) of Exhibit B. For purposes of making future allocations under subparagraph 1(c)(iii) of Exhibit B, the Special Limited Partner’s Capital Account balance shall be reduced, as of the date of conversion, by an amount equal to the product of (i) the number of OP Units issued in the conversion multiplied by (ii) the product of (A) the Value of one share of Common Stock on the date of conversion multiplied by (B) the Exchange Factor.

(b) Conversion of Termination Listing Amount, Termination Liquidity Amount or Investment Liquidity Amount. At such time as the Special Limited Partner is entitled to the Termination Listing Amount, Termination Liquidity Amount or Investment Liquidity Amount, the Special Limited Partner shall have the right, but not the obligation, to contribute the entire Special Limited Partner Interest to the Partnership in exchange for OP Units in a transaction intended to qualify as a contribution of property pursuant to Section 721 of the Code. The Special Limited Partner shall notify the General Partner of its intention to exchange its Special Limited Partner Interest as soon as reasonably practicable after learning of the event that will give rise to its right to receive the Termination Listing Amount, Termination Liquidity Amount or Investment Liquidity Amount. The number of OP Units issuable upon a conversion of the Special Limited Partner Interest shall be equal to the quotient of (i) the Termination Listing Amount, Termination Liquidity Amount or Investment Liquidity Amount, as the case may be, divided by (ii) the product of (A) in the case of the Termination Listing Amount or the Termination Liquidity Amount, the Value of one share of Common Stock, and in the case of the Investment Liquidity Amount, the Investment Liquidity Value per one share of Common Stock multiplied by (B) the Exchange Factor. The Special Limited Partner covenants and agrees with the Partnership that the Special Limited Partner Interest shall be free and clear of all liens. The conversion of all or a portion of the Special Limited Partner Interest shall occur automatically after the close of business on the applicable date of conversion, as of which time the Special Limited Partner shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of OP Units issuable upon such conversion.

ARTICLE 9
BOOKS, RECORDS, ACCOUNTING AND REPORTS

9.1 Records and Accounting

(a) The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership’s business, including all books and records necessary for the General Partner to comply with applicable REIT Requirements and to provide to the Limited Partners and the Special Limited Partner any information, lists and copies of documents required to be provided pursuant to Sections 8.5(a) and 9.3 hereof.

(b) Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time.

(c) The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or such other basis as the General Partner determines to be necessary or appropriate.

9.2 Fiscal Year

The fiscal year of the Partnership shall be the calendar year.

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9.3 Reports

(a) As soon as practicable, but in no event later than the date on which the General Partner mails its annual report to its Stockholders, the General Partner shall cause to be mailed to each Limited Partner and the Special Limited Partner as of the close of the Partnership Year, an annual report containing financial statements of the Partnership, or of the General Partner, if such statements are prepared on a consolidated basis with the Partnership, for such Partnership Year, presented in accordance with the standards of the Public Accounting Oversight Board (United States), such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner in its sole discretion.

(b) If and to the extent that the General Partner mails quarterly reports to its Stockholders, then as soon as practicable, but in no event later than the date such reports are mailed, the General Partner shall cause to be mailed to each Limited Partner and the Special Limited Partner a report containing unaudited financial statements as of the last day of the calendar quarter of the Partnership, or of the General Partner, if such statements are prepared on a consolidated basis with the Partnership, and such other information as may be required by applicable law or regulation, or as the General Partner determines to be appropriate.

(c) Notwithstanding the foregoing, the General Partner may deliver to the Limited Partners and the Special Limited Partner each of the reports described above, as well as any other communications that it may provide hereunder, by e-mail or by any other electronic means.

ARTICLE 10
TAX MATTERS

10.1 Preparation of Tax Returns

(a) The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by the Limited Partners and the Special Limited Partner for federal and state income tax reporting purposes. The federal income tax return of the Partnership shall be filed annually on IRS Form 1065 (or such other successor form) or on any other IRS form as may be required.

(b) If required under the Code or applicable state or local income tax law, the General Partner shall also arrange for the preparation and timely filing of all returns of income, gains, deductions, losses and other items required of the Subsidiaries of the Partnership for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by the Limited Partners and the Special Limited Partner for federal and state income tax reporting purposes.

10.2 Tax Elections

(a) Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code.

(b) The General Partner shall elect a permissible method (which need not be the same method for each item or property) of eliminating the disparity between the Gross Asset Value and the tax basis for each item of property contributed to the Partnership or to a Subsidiary of the Partnership pursuant to the Regulations promulgated under the provisions of Section 704(c) of the Code.

(c) The General Partner shall have the right to seek to revoke any tax election it makes, including the election under Section 754 of the Code, upon the General Partner’s determination, in its sole and absolute discretion, that such revocation is in the best interests of the Partners.

(d) The Partners, intending to be legally bound, hereby authorize the Partnership to make an election (the “Safe Harbor Election”) to have the “liquidation value” safe harbor provided in Proposed Treasury Regulation Section 1.83-3(1) and the Proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43, as such safe harbor may be modified when such proposed guidance is issued in final form or as amended by subsequently issued guidance (the “Safe Harbor”), apply to any interest in the Partnership transferred to a service provider while the Safe Harbor Election remains effective, to the extent such interest

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meets the Safe Harbor requirements (collectively, such interests are referred to as “Safe Harbor Interests”). The tax matters partner is authorized and directed to execute and file the Safe Harbor Election on behalf of the Partnership and the Partners if and when the Safe Harbor Election becomes available. The Partnership and the Partners (including any person to whom an interest in the Partnership is transferred in connection with the performance of services) hereby agree to comply with all requirements of the Safe Harbor (including forfeiture allocations) with respect to all Safe Harbor Interests and to prepare and file all U.S. federal income tax returns reporting the tax consequences of the issuance and vesting of Safe Harbor Interests consistent with such final Safe Harbor guidance. The General Partner is authorized to take such actions as are necessary to achieve, under the Safe Harbor, the effect that the election and compliance with all requirements of the Safe Harbor referred to above would be intended to achieve under Proposed Treasury Regulation Section 1.83-3, including amending this Agreement.

10.3 Tax Matters Partner

(a) (i) The General Partner shall be the “tax matters partner” of the Partnership for federal income tax purposes.

(ii) Pursuant to Section 6230(e) of the Code, upon receipt of notice from the Internal Revenue Service of the beginning of an administrative proceeding with respect to the Partnership, the tax matters partner shall furnish the Internal Revenue Service with the name, address, taxpayer identification number, and profit interest of each of the Limited Partners, the Special Limited Partner and the Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners, the Special Limited Partner and the Assignees.

(A) The tax matters partner is authorized, but not required:

(1) to enter into any settlement with the Internal Revenue Service with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner (including the Special Limited Partner) for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners (including the Special Limited Partner), except that such settlement agreement shall not bind any Partner or the Special Limited Partner who (within the time prescribed pursuant to the Code and Regulations) files a statement with the Internal Revenue Service providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or the Special Limited Partner; or

(2) who is a “notice partner” (as defined in Section 6231(a)(8) of the Code) or a member of a “notice group” (as defined in Section 6223(b)(2) of the Code);

(B) if a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner or the Special Limited Partner for tax purposes (a “final adjustment”) is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership’s principal place of business is located;

(C) to intervene in any action brought by any other Partner or the Special Limited Partner for judicial review of a final adjustment;

(D) to file a request for an administrative adjustment with the Internal Revenue Service and, if any part of such request is not allowed by the Internal Revenue Service, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(E) to enter into an agreement with the Internal Revenue Service to extend the period for assessing any tax which is attributable to any item required to be taken account of by a Partner or the Special Limited Partner for tax purposes, or an item affected by such item; and

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(F) to take any other action on behalf of the Partners, the Special Limited Partner or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the tax matters partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.6 of this Agreement shall be fully applicable to the tax matters partner in its capacity as such.

(b) (i) The tax matters partner shall receive no compensation for its services.

(ii) All third party costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership.

(iii) Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm to assist the tax matters partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

10.4 Organizational Expenses

The Partnership shall elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a one hundred eighty (180) month period as provided in Section 709 of the Code.

10.5 Withholding

(a) Each Limited Partner and the Special Limited Partner hereby authorizes the Partnership to withhold from, or pay on behalf of or with respect to, such Limited Partner or the Special Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner or the Special Limited Partner pursuant to this Agreement, including any taxes required to be withheld or paid by the Partnership pursuant to Sections 1441, 1442, 1445, or 1446 of the Code.

(b) (i) Any amount paid on behalf of or with respect to a Limited Partner or the Special Limited Partner shall constitute a loan by the Partnership to such Limited Partner or the Special Limited Partner, which loan shall be repaid by such Limited Partner or the Special Limited Partner as the case may be within fifteen (15) days after notice from the General Partner that such payment must be made unless

(A) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or the Special Limited Partner; or

(B) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner or the Special Limited Partner.

(ii) Any amounts withheld pursuant to the foregoing clauses (i)(A) or (B) shall be treated as having been distributed to the Limited Partner or the Special Limited Partner.

(c) (i) Each Limited Partner and the Special Limited Partner hereby unconditionally and irrevocably grant to the Partnership a security interest in such Limited Partner’s Partnership Interest and such Special Limited Partner’s Special Limited Partner Interest, as the case may be, to secure such Limited Partner’s or Special Limited Partner’s obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5.

(ii) (A) If a Limited Partner or the Special Limited Partner fails to pay when due any amounts owed to the Partnership pursuant to this Section 10.5, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner or Special Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner or Special Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner or Special Limited Partner.

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(B) Without limitation, in such event, the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Limited Partner or Special Limited Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Limited Partner or Special Limited Partner and immediately paid by the defaulting Limited Partner or Special Limited Partner to the General Partner in repayment of such loan.

(iii) Any amount payable by a Limited Partner or the Special Limited Partner hereunder shall bear interest at the highest base or prime rate of interest published from time to time by The Wall Street Journal, plus four (4) percentage points, but in no event higher than the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full.

(iv) Each Limited Partner or the Special Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE 11
TRANSFERS AND WITHDRAWALS

11.1 Transfer

(a)  (i) The term “Transfer,” when used in this Article 11 with respect to a Partnership Interest or a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person, or a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

(ii) The term “Transfer” when used in this Article 11 does not include any exchange of Partnership Units for cash or Common Stock pursuant to the Exchange Rights Agreement.

(b)  (i) No Partnership Interest shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11.

(ii) Any Transfer or purported Transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void.

11.2 Transfer of the General Partner’s General Partner Interest

(a) The General Partner may not Transfer any of its General Partner Interest or withdraw as General Partner, or Transfer any of its Limited Partner Interest, except

(i) if holders of at least two-thirds of the Limited Partner Interests consent to such Transfer or withdrawal;

(ii) if such Transfer is to an entity which is wholly owned by the General Partner and is a Qualified REIT Subsidiary as defined in Section 856(i) of the Code; or

(iii) in connection with a transaction described in Section 11.2(c) or 11.2(d) (as applicable)

(b) If the General Partner withdraws as general partner of the Partnership in accordance with Section 11.2(a), the General Partner’s General Partner Interest shall immediately be converted into a Limited Partner Interest.

(c) Except as otherwise provided in Section 11.2(d), the General Partner shall not engage in any merger, consolidation or other combination of the General Partner with or into another Person (other than a merger in which the General Partner is the surviving entity) or sale of all or substantially all of its assets, or any reclassification, or any recapitalization of outstanding Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination of Common Stock) (a “Transaction”), unless

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(i) in connection with the Transaction all Limited Partners will either receive, or will have the right to elect to receive, for each Partnership Unit an amount of cash, securities, or other property equal to the product of the Exchange Factor and the amount of cash, securities or other property or value paid in the Transaction to or received by a holder of one share of Common Stock corresponding to such Partnership Unit in consideration of one share of Common Stock at any time during the period from and after the date on which the Transaction is consummated; provided, however, that if, in connection with the Transaction, a purchase, tender or exchange offer (“Offer”) shall have been made to and accepted by the holders of more than 50% of the outstanding Common Stock, each holder of Partnership Units shall be given the option to exchange its Partnership Units for the amount of cash, securities, or other property which a Limited Partner would have received had it

(A) exercised its Exchange Right and

(B) sold, tendered or exchanged pursuant to the Offer the Common Stock received upon exercise of the Exchange Right immediately prior to the expiration of the Offer.

The foregoing is not intended to, and does not, affect the ability of (i) a Stockholder of the General Partner to sell its stock in the General Partner or (ii) the General Partner to perform its obligations (under agreement or otherwise) to such Stockholders (including the fulfillment of any obligations with respect to registering the sale of stock under applicable securities laws).

(d)  (i) Notwithstanding Section 11.2(c), the General Partner may merge into or consolidate with another entity if immediately after such merger or consolidation

(A) substantially all of the assets of the successor or surviving entity (the “Surviving General Partner”), other than Partnership Units held by the General Partner, are contributed to the Partnership as a Capital Contribution in exchange for Partnership Units with a fair market value equal to the value of the assets so contributed as determined by the Surviving General Partner in good faith and

(B) the Surviving General Partner expressly agrees to assume all obligations of the General Partner hereunder.

(ii) (A) Upon such contribution and assumption, the Surviving General Partner shall have the right and duty to amend this Agreement and the Exchange Rights Agreement as set forth in this Section 11.2(d).

(B) (1) The Surviving General Partner shall in good faith arrive at a new method for the calculation of the Exchange Factor for a Partnership Unit after any such merger or consolidation so as to approximate the existing method for such calculation as closely as reasonably possible.

(2) Such calculation shall take into account, among other things, the kind and amount of securities, cash and other property that was receivable upon such merger or consolidation by a holder of Common Stock or options, warrants or other rights relating thereto, and which a holder of Partnership Units could have acquired had such Partnership Units been redeemed for Common Stock immediately prior to such merger or consolidation.

(C) Such amendment to this Agreement shall provide for adjustment to such method of calculation, which shall be as nearly equivalent as may be practicable to the adjustments provided for with respect to the Exchange Factor.

(iii) The above provisions of this Section 11.2(d) shall similarly apply to successive mergers or consolidations permitted hereunder.

11.3 Limited Partners’ Rights to Transfer

(a) Subject to the provisions of Sections 11.3(c), 11.3(d), 11.3(e), 11.4 and 11.6, a Limited Partner may, without the consent of the General Partner, Transfer all or any portion of its Limited Partner Interest, or any of such Limited Partner’s economic right as a Limited Partner. In order to effect such transfer, the Limited Partner must deliver to the General Partner a duly executed copy of the instrument making such transfer and

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such instrument must evidence the written acceptance by the assignee of all of the terms and conditions of this Agreement and represent that such assignment was made in accordance with all applicable laws and regulations.

(b) (i) If a Limited Partner is Incapacitated, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all of the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to Transfer all or any part of his or its interest in the Partnership.

(ii) The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

(c) The General Partner may prohibit any Transfer by a Limited Partner of its Partnership Units if it reasonably believes (based on the advice of counsel) such Transfer would require filing of a registration statement under the Securities Act of 1933, as amended, or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units.

(d) No Transfer by a Limited Partner of its Partnership Units may be made to any Person if

(i) it would adversely affect the ability of the General Partner to continue to qualify as a REIT or would subject the General Partner to any additional taxes under Section 857 or Section 4981 of the Code;

(ii) it would result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes;

(iii) such Transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code);

(iv) such Transfer would, in the opinion of legal counsel for the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

(v) such Transfer would subject the Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended;

(vi) such Transfer is a sale or exchange, and such sale or exchange would, when aggregated with all other sales and exchanges during the 12-month period ending on the date of the proposed Transfer, result in 50% or more of the interests in Partnership capital and profits being sold or exchanged during such 12-month period without the consent of the General Partner, which consent may be withheld in its sole and absolute discretion; or

(vii) such Transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

(e) No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a nonrecourse liability (within the meaning of Section 1.752-1(a)(2) of the Regulations), without the consent of the General Partner, which may be withheld in its sole and absolute discretion; provided, however, that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange for the Cash Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

(f) Any Transfer in contravention of any of the provisions of this Section 11.3 shall be void and ineffectual and shall not be binding upon, or recognized by, the Partnership.

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11.4 Substituted Limited Partners

(a) (i) No Limited Partner shall have the right to substitute a Permitted Transferee for a Limited Partner in its place.

(ii) The General Partner shall, however, have the right to consent to the admission of a Permitted Transferee of the Partnership Interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion.

(iii) The General Partner’s failure or refusal to permit such transferee to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership or any Partner.

(b) A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

(c) (i) No Permitted Transferee will be admitted as a Substituted Limited Partner, unless such transferee has furnished to the General Partner evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement and, as it relates to the Substituted Limited Partners, the Exchange Rights Agreement, including the power of attorney granted in Section 2.4 hereof.

(ii) Upon the admission of a Substituted Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address, number of Partnership Units, and Percentage Interest of such Substituted Limited Partner, and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Limited Partner.

11.5 Assignees

(a) If the General Partner, in its sole and absolute discretion, does not consent to the admission of any transferee as a Substituted Limited Partner, as described in Section 11.4(a), such transferee shall be considered an Assignee for purposes of this Agreement.

(b) An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Partnership and the share of Net Income, Net Losses, Net Property Gain, Net Property Loss, and any other items of gain, loss, deduction or credit of the Partnership attributable to the Partnership Units assigned to such transferee, but shall not be deemed to be a holder of Partnership Units for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Units in any matter presented to the Limited Partners, for a vote (such Partnership Units being deemed to have been voted on such matter in the same proportion as all other Partnership Units held by Limited Partners are voted).

(c) If any such transferee desires to make a further assignment of any such Partnership Units, such transferee shall be subject to all of the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Units.

11.6 General Provisions

(a) No Limited Partner may withdraw from the Partnership other than as a result of a permitted Transfer of all of such Limited Partner’s Partnership Units in accordance with this Article 11 or, as it relates to the Limited Partners, pursuant to exchange of all of its Partnership Units pursuant to the applicable Exchange Rights Agreement.

(b) (i) Any Limited Partner which shall Transfer all of its Partnership Units in a Transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all Assignees of such Partnership Units as Substituted Limited Partners.

(ii) Similarly, any Limited Partner which shall Transfer all of its Partnership Units pursuant to an exchange of all of its Partnership Units pursuant to an Exchange Rights Agreement shall cease to be a Limited Partner.

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(c) Other than pursuant to the Exchange Rights Agreement or with the consent of the General Partner, transfers pursuant to this Article 11 may only be made as of the first day of a fiscal quarter of the Partnership.

(d) (i) If any Partnership Interest is transferred or assigned during the Partnership’s fiscal year in compliance with the provisions of this Article 11 or exchanged pursuant to the applicable Exchange Rights Agreement on any day other than the first day of a Partnership Year, then Net Income, Net Losses, Net Property Gain, Net Property Loss, each item thereof and all other items attributable to such interest for such Partnership Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method or such other method permitted by the Code as the General Partner may select.

(ii) Solely for purposes of making such allocations, each of such items for the calendar month in which the Transfer or assignment occurs shall be allocated to the transferee Partner, and none of such items for the calendar month in which an exchange occurs shall be allocated to the exchanging Partner, provided, however, that the General Partner may adopt such other conventions relating to allocations in connection with transfers, assignments, or exchanges as it determines are necessary or appropriate.

(iii) All distributions pursuant to Section 5.1(a) and Section 5.1(b) attributable to Partnership Units, with respect to which the Partnership Record Date is before the date of such Transfer, assignment, or exchange of such Partnership Units, shall be made to the transferor Partner or the exchanging Partner, as the case may be, and in the case of a Transfer or assignment other than an exchange, all distributions pursuant to Section 5.1(a) and Section 5.1(b) thereafter attributable to such Partnership Units shall be made to the transferee Partner.

(e) In addition to any other restrictions on transfer herein contained, including the provisions of this Article 11, in no event may any Transfer or assignment of a Partnership Interest by any Partner (including pursuant to Section 8.6) be made without the express consent of the General Partner, in its sole and absolute discretion, (i) to any person or entity who lacks the legal right, power or capacity to own a Partnership Interest; (ii) in violation of applicable law; (iii) of any component portion of a Partnership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Partnership Interest; (iv) if in the opinion of legal counsel to the Partnership such transfer would cause a termination of the Partnership for federal or state income tax purposes (except as a result of the exchange for Common Stock of all Partnership Units held by all Limited Partners or pursuant to a transaction expressly permitted under Section 11.2); (v) if in the opinion of counsel to the Partnership, there would be a significant risk that such transfer would cause the Partnership to cease to be classified as a partnership for federal income tax purposes (except as a result of the exchange for Common Stock of all Partnership Units held by all Limited Partners or pursuant to a transaction expressly permitted under Section 11.2); (vi) if such transfer requires the registration of such Partnership Interest pursuant to any applicable federal or state securities laws; (vii) if such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code or such transfer causes the Partnership to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code (provided, however, that this clause (vii) shall not be the basis for limiting or restricting in any manner the exercise of the Exchange Right under Section 8.6 unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation); (viii) such transfer could adversely affect the ability of the General Partner to remain qualified as a REIT; or (ix) if in the opinion of legal counsel of the transferring Partner (which opinion and counsel are reasonably satisfactory to the Partnership), or legal counsel of the Partnership, such transfer would adversely affect the ability of the General Partner to continue to qualify as a REIT or subject the General Partner to any additional taxes under Section 857 or Section 4981 of the Code, if the General Partner has elected to be qualified as a REIT.

(f) The General Partner shall monitor the transfers of interests in the Partnership to determine (i) if such interests are being traded on an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code; and (ii) whether additional transfers of

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interests would result in the Partnership being unable to qualify for at least one of the “safe harbors” set forth in Section 1.7704-1 of the Regulations (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code) (the “PTP Safe Harbors”). The General Partner shall take all steps reasonably necessary or appropriate to prevent any trading of interests or any recognition by the Partnership of transfers made on such markets and, except as otherwise provided herein, to insure that at least one of the PTP Safe Harbors is met; provided, however, that the foregoing shall not authorize the General Partner to limit or restrict in any manner the right of any holder of a Partnership Unit to exercise the Exchange Right in accordance with the terms of the applicable Exchange Rights Agreement unless, and only to the extent that, outside tax counsel provides to the General Partner an opinion to the effect that, in the absence of such limitation or restriction, there is a significant risk that the Partnership will be treated as a “publicly traded partnership” and, by reason thereof, taxable as a corporation.

ARTICLE 12
ADMISSION OF PARTNERS

12.1 Admission of Successor General Partner

(a) (i) A successor to all of the General Partner Interest pursuant to Article 11 hereof who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately following such transfer and the admission of such successor General Partner as a general partner of the Partnership upon the satisfaction of the terms and conditions set forth in Section 12.1(b).

(ii) Any such transferee shall carry on the business of the Partnership without dissolution.

(b) A Person shall be admitted as a substitute or successor General Partner of the Partnership only if the following terms and conditions are satisfied:

(i) the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart thereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner;

(ii) if the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person’s authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

(iii) counsel for the Partnership shall have rendered an opinion (relying on such opinions from other counsel as may be necessary) that the admission of the person to be admitted as a substitute or additional General Partner is in conformity with the Act, that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause

(A) the Partnership to be classified other than as a partnership for federal income tax purposes, or

(B) the loss of any Limited Partner’s limited liability.

(c) In the case of such admission on any day other than the first day of a Partnership Year, all items attributable to the General Partner Interest for such Partnership Year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6(d) hereof.

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12.2 Admission of Additional Limited Partners

(a) A Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement and the applicable Exchange Rights Agreement, including the power of attorney granted in Section 2.4 hereof, and

(ii) such other documents or instruments as may be required in the discretion of the General Partner in order to effect such Person’s admission as an Additional Limited Partner.

(b) (i) Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner’s sole and absolute discretion.

(ii) The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the General Partner to such admission.

(c) (i) If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, Net Property Gain, Net Property Loss, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method or such other method permitted by the Code as the General Partner may select.

(ii) (A) Solely for purposes of making such allocations, each of such items for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all of the Partners and Assignees, including such Additional Limited Partner.

(B) distributions pursuant to Section 5.1(a) and Section 5.1(b) with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees, other than the Additional Limited Partner, and all distributions pursuant to Section 5.1(a) and Section 5.1(b) thereafter shall be made to all of the Partners and Assignees, including such Additional Limited Partner.

12.3 Amendment of Agreement and Certificate of Limited Partnership

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4 hereof.

ARTICLE 13
DISSOLUTION, LIQUIDATION AND TERMINATION

13.1 Dissolution

(a) The Partnership shall not be dissolved by the admission of Substituted Limited Partners, Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership.

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(b) The Partnership shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (each, a “Liquidating Event”):

(i) the expiration of its term as provided in Section 2.5 hereof;

(ii) an event of withdrawal of the General Partner, as defined in the Act (other than an event of bankruptcy), unless, within ninety (90) days after such event of withdrawal, a “majority in interest” (as defined below) of the remaining Partners Consent in writing to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner;

(iii) an election to dissolve the Partnership made by the General Partner, with the Consent of the Limited Partners holding at least a majority of the Percentage Interest of the Limited Partners (including Limited Partner Interests held by the General Partner);

(iv) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

(v) a Capital Transaction;

(vi) a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment a “majority in interest” (as defined below) of the remaining Partners Consent in writing to continue the business of the Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute General Partner.

As used herein, a “majority in interest” shall refer to Partners (excluding the General Partner) who hold more than fifty percent (50%) of the outstanding Percentage Interests not held by the General Partner.

13.2 Winding Up

(a) (i) Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners.

(ii) No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs.

(iii) The General Partner, or, if there is no remaining General Partner, any Person elected by the Limited Partners holding at least a “majority in interest” (the General Partner or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include shares of common stock or other securities of the General Partner) shall be applied and distributed in the following order:

(A) First, to the payment and discharge of all of the Partnership’s debts and liabilities to creditors other than the Partners;

(B) Second, to the payment and discharge of all of the Partnership’s debts and liabilities to the General Partner;

(C) Third, to the payment and discharge of all of the Partnership’s debts and liabilities to the other Partners; and

(D) the balance, if any, shall be distributed to all Partners (including the Special Limited Partner) with positive Capital Accounts in accordance with their respective positive Capital Account balances after giving effect to all allocations in Exhibit B and all prior distributions under Section 5.1.

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(iv) The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

(v) Any distributions pursuant to this Section 13.2(a) shall be made by the end of the Partnership’s taxable year in which the liquidation occurs (or, if later, within 90 days after the date of the liquidation).

(b) (i) Notwithstanding the provisions of Section 13.2(a) hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners (including the Special Limited Partner), the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any asset except those necessary to satisfy liabilities of the Partnership (including to those Partners, including the Special Limited Partner, as creditors) or distribute to the Partners (including the Special Limited Partner), in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2(a) hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation.

(ii) Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interests of the Partners (including the Special Limited Partner), and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time.

(iii) The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the General Partner, the Limited Partners and the Special Limited Partner pursuant to this Article 13 may be:

(i) distributed to a trust established for the benefit of the General Partner, the Limited Partners and the Special Limited Partner for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership; the assets of any such trust shall be distributed to the General Partner, the Limited Partners and the Special Limited Partner from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner, the Limited Partners and the Special Limited Partner pursuant to this Agreement; or

(ii) withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to the General Partner, the Limited Partners and the Special Limited Partner in the manner and order of priority set forth in Section 13.2(a), as soon as practicable.

13.3 Obligation to Contribute Deficit

If any Partner (other than a holder of Restricted Class B Units or the Initial Limited Partner) has a deficit balance in his, her, or its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year of liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. If a holder of Restricted Class B Units has a deficit balance in its Capital Account attributable to such Restricted Class B Units and/or the Initial Limited Partner has a deficit balance in its Capital Account attributable to and to the extent of the special allocation of Depreciation provided for in subparagraph 1(c)(iv) of Exhibit B (after giving effect to all contributions, distributions and allocations for all taxable years, including the year liquidation occurs), such holders of Restricted Class B Units and/or the Initial Limited Partner shall restore and contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero. In the case of a holder of Restricted Class B Units, such contribution shall not exceed an amount equal to the

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excess of the cash distributions of Net Sales Proceeds made (if any) to such holder of Restricted Class B Units over the amount of Net Property Gain and Liquidating Gain allocated to such holder of Restricted Class B Units in accordance with subparagraph 1(c)(ii) of Exhibit B. In the case of the Initial Limited Partner, such contribution shall not exceed the excess of the amount of Depreciation specially allocated to the Initial Limited Partner pursuant to subparagraph 1(c)(iv) of Exhibit B over the amount of Net Property Gain or Liquidating Gain allocated to the Initial Limited Partner in accordance with subparagraph 1(c)(v) of Exhibit B. This deficit restoration obligation is intended to comply with Section 1.704-1(b)(2)(ii)(b)(3) of the Regulations and shall be satisfied before the later to occur of (x) the end of the taxable year in which the Partnership (or the interest of a Restricted Class B Unit Holder and/or the Initial Limited Partner) is liquidated, or (y) ninety (90) days after the date of the liquidation of the Partnership (or the interest of a Restricted Class B Unit Holder and/or the Initial Limited Partner), which amount shall be paid to creditors of the Partnership or, if the amount contributed exceeds the amount due creditors, shall be distributed to the Partners with positive Capital Account balances.

13.4 Rights of Limited Partners

(a) Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership.

(b) Except as otherwise provided in this Agreement, no Limited Partner shall have priority over any other Partner as to the return of its Capital Contributions, distributions, or allocations.

13.5 Notice of Dissolution

If a Liquidating Event occurs or an event occurs that would, but for the provisions of an election or objection by one or more Partners pursuant to Section 13.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners (including the Special Limited Partner).

13.6 Termination of Partnership and Cancellation of Certificate of Limited Partnership

Upon the completion of the liquidation of the Partnership’s assets, as provided in Section 13.2 hereof, the Partnership shall be terminated, a certificate of cancellation shall be filed, and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the state of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

13.7 Reasonable Time for Winding-Up

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect among the Partners (including the Special Limited Partner) during the period of liquidation.

13.8 Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE 14
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

14.1 Amendments

(a) The General Partner shall have the power, without the consent of the Limited Partners or the Special Limited Partner, to amend this Agreement except as set forth in Section 14.1(b) hereof. The General Partner shall provide notice to the Limited Partners and the Special Limited Partner when any action under this Section 14.1(a) is taken in the next regular communication to the Limited Partners.

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(b) Notwithstanding Section 14.1(a) hereof, this Agreement shall not be amended with respect to:

(i) any Partner, including the Special Limited Partner, adversely affected without the Consent of such Partner adversely affected if such amendment would:

(A) convert a Limited Partner’s or the Special Limited Partner’s interest in the Partnership into a General Partner Interest;

(B) modify the limited liability of a Limited Partner or the Special Limited Partner in a manner adverse to such Limited Partner or the Special Limited Partner; or

(C) amend this Section 14.1(b)(i);

(ii) any Limited Partner adversely affected without the Consent of Limited Partners holding more than fifty percent (50%) of the outstanding Percentage Interests of the Limited Partners adversely affected if such amendment would:

(A) alter or change Exchange Rights;

(B) create an obligation to make Capital Contributions not contemplated in this Agreement;

(C) alter or change the terms of this Agreement or the Exchange Rights Agreement regarding the rights of the limited partners with respect to Business Combinations;

(D) alter or change the distribution and liquidation rights provided in Section 5 and 13 hereto, except as otherwise permitted under this Agreement; or

(E) amend this Section 14.1(b)(ii).

(c) Section 14.1(b)(i) does not require unanimous consent of all Partners adversely affected unless the amendment is to be effective against all Partners adversely affected.

(d) Notwithstanding Section 14.1(a) hereof, no provision of this Agreement shall be amended or modified without the Special Limited Partner’s prior written consent if such amendment or modification (i) relates to the distributions, allocations or other rights and privileges of the Special Limited Partner or (ii) would amend this Section 14.1(d).

14.2 Meetings of the Partners

(a) (i) Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners holding 25 percent or more of the Partnership Interests.

(ii) The request shall state the nature of the business to be transacted.

(iii) Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting.

(iv) Partners may vote in person or by proxy at such meeting.

(v) Whenever the vote or Consent of the Limited Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of the Partners or may be given in accordance with the procedure prescribed in Section 14.1(a).

(vi) Except as otherwise expressly provided in this Agreement, the Consent of holders of a majority of the Percentage Interests held by Partners (including the General Partner) shall control.

(b) (i) Subject to Section 14.2(a)(vi), any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement).

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(ii) Such Consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement).

(iii) Such Consent shall be filed with the General Partner.

(iv) An action so taken shall be deemed to have been taken at a meeting held on the effective date of the Consent as certified by the General Partner.

(c) (i) Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting.

(ii) Every proxy must be signed by the Partner or an attorney-in-fact and a copy thereof delivered to the Partnership.

(iii) No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy.

(iv) Every proxy shall be revocable at the pleasure of the Partner executing it, such revocation to be effective upon the General Partner’s receipt of written notice of such revocation from the Partner executing such proxy.

(d) (i) Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate.

(ii) Meetings of Partners may be conducted in the same manner as meetings of the Stockholders of the General Partner and may be held at the same time, and as part of, meetings of the Stockholders of the General Partner.

ARTICLE 15
GENERAL PROVISIONS

15.1 Addresses and Notice

Any notice, demand, request or report required or permitted to be given or made to a Partner, the Special Limited Partner, Indemnitee or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or five days after being sent by first class United States mail or by overnight delivery or via facsimile to the Partner or Assignee at the address set forth in Exhibit A or such other address of which the Partner shall notify the General Partner in writing. Notwithstanding the foregoing, the General Partner may elect to deliver any such notice, demand, request or report by E-mail or by any other electronic means, in which case such communication shall be deemed given or made one day after being sent.

15.2 Titles and Captions

All article or section titles or captions in this Agreement are for convenience of reference only, shall not be deemed part of this Agreement and shall in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

15.3 Pronouns and Plurals

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

15.4 Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

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15.5 Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

15.6 Creditors

Other than as expressly set forth herein with respect to the Indemnities, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

15.7 Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

15.8 Counterparts

This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

15.9 Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

15.10 Invalidity of Provisions

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

15.11 Entire Agreement

This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreements among them with respect thereto.

15.12 Merger

Notwithstanding any provision of this Agreement, the General Partner, without the consent of the Limited Partners or any other Person, may (i) merge or consolidate the Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company, corporation or other Person or (ii) sell all or substantially all of the assets of the Partnership and may amend this Agreement in any manner or adopt a new limited partnership agreement for the Partnership in connection with any such transaction consistent with the provisions of this Section 15.12.

15.13 No Rights as Stockholders

Nothing contained in this Agreement shall be construed as conferring upon the holders of the Partnership Units any rights whatsoever as Stockholders of the General Partner, including any right to receive dividends or other distributions made to Stockholders or to vote or to consent or receive notice as Stockholders in respect to any meeting of Stockholders for the election of directors of the General Partner or any other matter.

ARTICLE 16
CLASS B UNITS

16.1 Designation and Number

(a) A series of Partnership Units in the Partnership, designated as the “Class B Units,” is hereby established. Except as set forth in this Article 16, Class B Units shall have the same rights, privileges and preferences as the OP Units. Subject to the provisions of this Article 16 and the special provisions of subparagraph 1(c)(ii) of Exhibit B, Class B Units shall be treated as Partnership Units, with all of the rights,

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privileges and obligations attendant thereto. In connection with services provided by the Advisor under the Advisory Agreement, the General Partner has previously caused the Partnership to issue to the Initial Limited Partner the number of Class B Units set forth on Exhibit A.

(b) It is intended that the Partnership shall maintain at all times a one-to-one correspondence between Class B Units and OP Units for conversion and other purposes. If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the Class B Units to maintain a one-for-one conversion and economic equivalence ratio between OP Units and Class B Units. The following shall be “Adjustment Events:” (A) the Partnership makes a distribution on all outstanding OP Units in Partnership Units, (B) the Partnership subdivides the outstanding OP Units into a greater number of units or combines the outstanding OP Units into a smaller number of units, or (C) the Partnership issues any Partnership Units in exchange for its outstanding OP Units by way of a reclassification or recapitalization of its OP Units. If more than one Adjustment Event occurs, the adjustment to the Class B Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following events shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition or other similar business transaction, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan, or (z) the issuance of any Partnership Units in respect of a capital contribution to the Partnership, including a contribution by the General Partner of proceeds from the sale of securities by the General Partner. If the Partnership takes an action affecting the OP Units other than actions specifically described above as Adjustment Events and, in the opinion of the General Partner such action would require an adjustment to the Class B Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the Class B Units, to the extent permitted by law, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the Class B Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after the filing of such certificate, the Partnership shall mail a notice to each holder of Class B Units setting forth the adjustment to his, her or its Class B Units and the effective date of such adjustment.

16.2 Special Provisions.  Class B Units shall be subject to the following special provisions:

(a) Restrictions and Forfeiture.

(i) All Class B Units when issued shall be subject to forfeiture and shall constitute “Restricted Class B Units” and shall remain subject to forfeiture as provided in this Section 16.2(a) until the requirements of this Section 16.2(a) have been satisfied.

(ii) One hundred percent (100%) of the outstanding Restricted Class B Units shall no longer be subject to forfeiture and shall constitute “Unrestricted Class B Units” at such time as:

(A) the value of the Partnership’s assets (as determined by the General Partner) plus all distributions made under Sections 5.1(a), 5.1(b)(i) and 5.1(b)(ii) equals the cumulative Net Investment plus the Priority Return on such cumulative Net Investment (the “Economic Hurdle”); provided, that in the event of an OP Unit Transaction the determination of the value of the Partnership’s assets shall take into account the offering price or transaction value of the Common Stock, as appropriate; and

(B) a Liquidity Event occurs concurrently with or subsequent to the Economic Hurdle being met.

(iii) If the Advisory Agreement is terminated for any reason other than pursuant to a Termination Without Cause, any outstanding Restricted Class B Units shall be forfeited immediately. If the Advisory Agreement is terminated pursuant to a Termination Without Cause prior to the date on which the Economic Hurdle has been met, any outstanding Restricted Class B Units shall be forfeited immediately. Upon such forfeiture, such Restricted Class B Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. No consideration or other payment shall

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be due with respect to any Class B Units that have been forfeited. In connection with any forfeiture of Class B Units, the balance of the Capital Account of a holder of Class B Units, if any, shall be reduced by the amount of the Capital Account attributable to the forfeited Class B Units, and such reduction shall be reallocated to all holders of OP Units, pro rata in accordance with their respective Percentage Interests with respect to OP Units.

(iv) The General Partner may in its sole discretion provide for the acceleration, waiver or change of the forfeiture provisions contained in this Section 16.2(a), in whole or in part, based on such factors or criteria as the General Partner may determine.

(b) Distributions. The holders of Class B Units shall be entitled to (i) current distributions of Cash Available for Distribution pursuant to Section 5.1(a), (ii) distributions, if any, of Net Sales Proceeds pursuant to Section 5.1(b)(iii), and (iii) distributions in liquidation of the Partnership pursuant to Section 13.2.

(c) Allocations. Holders of Class B Units shall be entitled to certain special allocations of gain under subparagraph 1(c)(ii) of Exhibit B.

(d) Exchange Right. The right to exchange all or a portion of Partnership Units for cash or, at the option of the Partnership, for shares of Common Stock provided to Limited Partners under Section 8.6 hereof shall not apply with respect to Class B Units unless and until the Class B Units are converted to OP Units as provided in clause (e) below and Section 16.4 hereof.

(e) Conversion to OP Units. Unrestricted Class B Units are eligible to be converted into OP Units in accordance with Section 16.4 hereof.

16.3 Voting

(a) Holders of Class B Units shall (a) have the same voting rights as the Limited Partners, with the Class B Units voting as a single class with the OP Units and having one vote per Class B Unit; and (b) have the additional voting rights that are expressly set forth below. So long as any Class B Units remain outstanding, the Partnership shall not, without the affirmative vote of the holders of at least a majority of the Class B Units outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of this Agreement applicable to Class B Units so as to materially and adversely affect any right, privilege or voting power of the Class B Units or the holders of Class B Units as such, unless such amendment, alteration, or repeal affects equally, ratably and proportionately the rights, privileges and voting powers of the Limited Partners; but subject, in any event, to the following provisions:

(i) With respect to any OP Unit Transaction, so long as the Class B Units are treated in accordance with Section 16.4(c) hereof, the consummation of such OP Unit Transaction shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Class B Units or the holders of Class B Units as such; and

(ii) Any creation or issuance of any Partnership Units or of any class or series of Partnership Interest including additional OP Units or Class B Units whether ranking senior to, junior to, or on a parity with the Class B Units with respect to distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Class B Units or the holders of Class B Units as such.

(b) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required, all outstanding Class B Units shall have been converted into OP Units.

16.4 Conversion of Class B Units

(a) Conversion. Restricted Class B Units shall not be convertible into OP Units until they become Unrestricted Class B Units. At such time as the Economic Capital Account Balance attributable to an Unrestricted Class B Unit is equal to the OP Unit Economic Balance, each such balance determined on a per unit basis as of the effective date of conversion (the “Conversion Date”), such Unrestricted Class B Unit shall

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automatically convert into one fully paid and non-assessable OP Unit, giving effect to all adjustments (if any) made pursuant to Section 16.1 hereof; provided, that an Unrestricted Class B Unit shall not be convertible into OP Units if the Economic Capital Account Balance attributable to such Unrestricted Class B Unit is negative. Each holder of Class B Units covenants and agrees with the Partnership that all Unrestricted Class B Units to be converted pursuant to this Section 16.4 shall be free and clear of all liens. The conversion of Unrestricted Class B Units shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such holder of Unrestricted Class B Units, as of which time such holder of Unrestricted Class B Units shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of OP Units issuable upon such conversion. For purposes of determining the Economic Capital Account Balance attributable to an Unrestricted Class B Unit, allocations pursuant to subparagraph 1(c)(ii) of Exhibit B shall be made in such a manner so as to allow the greatest number of Class B Units to convert pursuant to this Section 16.4 at any time.

(b) Adjustment to Gross Asset Value.

(i) The General Partner shall provide the holders of Class B Units the opportunity but not the obligation to make Capital Contributions to the Partnership in exchange for OP Units in order to cause an adjustment to the Gross Asset Value of the Partnership’s assets within the meaning of paragraph (b)(i) of the definition of Gross Asset Value up to two (2) times each fiscal year including:

(A) if the Partnership or the General Partner shall be a party to any OP Unit Transaction; provided, that the General Partner shall give each holder of Class B Units written notice of such OP Unit Transaction at least thirty (30) days prior to entering into any definitive agreement pursuant to which the OP Unit Transaction would be consummated;

(B) upon a Listing; provided, that the General Partner shall give each holder of Class B Units written notice of such Listing at least thirty (30) days prior to such Listing; or

(C) upon a Termination Without Cause; provided, that the General Partner shall give each holder of Class B Units written notice of such Termination Without Cause at least thirty (30) days prior to such Termination Without Cause.

(ii) For purposes of clause (i) of this Section 16.4(b), the value of each OP Unit issued in order to cause an adjustment to the Gross Asset Value of the Partnership’s assets shall be an amount equal to the product of (y) the Value of a share of Common Stock as of the date the holder of Class B Units makes a Capital Contribution to the Partnership multiplied by (z) the Exchange Factor.

(iii) For the avoidance of doubt, the issuance of Class B Units shall be treated as an event allowing for an adjustment to the Gross Asset Value of the Partnership’s assets within the meaning of paragraph (b)(iv) of the definition of Gross Asset Value.

(c) Impact of Conversion for Purposes of Subparagraph 1(c)(ii) of Exhibit B. For purposes of making future allocations under subparagraph 1(c)(ii) of Exhibit B, the portion of the Economic Capital Account Balance of the applicable holder of Unrestricted Class B Units that is treated as attributable to his, her or its Class B Units shall be reduced, as of the date of conversion, by the product of the number of Unrestricted Class B Units converted and the OP Unit Economic Balance.

(d) OP Unit Transactions. Immediately prior to or concurrent with an OP Unit Transaction the maximum number of Class B Units then eligible for conversion (in accordance with the provisions of Section 16.4(a)) shall automatically be converted into an equal number of OP Units, giving effect to all adjustments (if any) made pursuant to Section 16.1 hereof, taking into account any allocations that occur in connection with the OP Unit Transaction or that would occur in connection with the OP Unit Transaction if the assets of the Partnership were sold at the OP Unit Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Partnership Units in the context of the OP Unit Transaction (in which case the Conversion Date shall be the effective date of the OP Unit Transaction). In anticipation of such OP Unit Transaction, the Partnership shall use commercially reasonable efforts to cause each holder of Class B Units to be afforded the right to receive in connection with such OP Unit Transaction in consideration for the OP Units into which his, her or its Class B Units will be converted the same kind and

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amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such OP Unit Transaction by a holder of the same number of OP Units, assuming such holder of OP Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person. In the event that holders of OP Units have the opportunity to elect the form or type of consideration to be received upon consummation of the OP Unit Transaction, prior to such OP Unit Transaction the General Partner shall give prompt written notice to each holder of Class B Units of such election, and shall use commercially reasonable efforts to afford the holders of Class B Units the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each Class B Unit held by such holder into OP Units in connection with such OP Unit Transaction. If a holder of Class B Units fails to make such an election, such holder (and any of its transferees) shall receive upon conversion of each Class B Unit held by him, her or it (or by any of his, her or its transferees) the same kind and amount of consideration that a holder of an OP Unit would receive if such OP Unit holder failed to make such an election. The Partnership shall use commercially reasonable effort to cause the terms of any OP Unit Transaction to be consistent with the provisions of this Section 16.4(d) and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any holders of Class B Units whose Class B Units will not be converted into OP Units in connection with the OP Unit Transaction that will (i) contain provisions enabling the holders of Class B Units that remain outstanding after such OP Unit Transaction to convert their Class B Units into securities as comparable as reasonably possible under the circumstances to the OP Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in this Agreement for the benefit of the holders of Class B Units.

16.5 Profits Interests

(a) Class B Units are intended to qualify as a “profits interest” in the Partnership issued to a new or existing Partner in a partner capacity for services performed or to be performed to or for the benefit of the Partnership within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and Rev. Proc. 2001-43, 2001-2 C.B. 191, the Code, the Regulations, and other future guidance provided by the IRS with respect thereto, and the allocations under subparagraph 1(c)(ii) of Exhibit B shall be interpreted in a manner that is consistent therewith.

(b) The Partners agree that the General Partner may make a Safe Harbor Election (if and when the Safe Harbor Election becomes available), on behalf of itself and of all Partners, to have the Safe Harbor apply irrevocably with respect to Class B Units transferred in connection with the performance of services by a Partner in a partner capacity. The Safe Harbor Election (if and when the Safe Harbor Election becomes available) shall be effective as of the date of issuance of such Class B Units. If such election is made, (i) the Partnership and each Partner agree to comply with all requirements of the Safe Harbor with respect to all interests in the Partnership transferred in connection with the performance of services by a Partner in a partner capacity, whether such Partner was admitted as a Partner or as the transferee of a previous Partner, and (ii) the General Partner shall cause the Partnership to comply with all record-keeping requirements and other administrative requirements with respect to the Safe Harbor as shall be required by proposed or final regulations relating thereto.

(c) The Partners agree that if a Safe Harbor Election is made by the General Partner, (A) each Class B Unit issued hereunder with respect to which the Safe Harbor Election is available is a Safe Harbor Interest, (B) each Class B Unit represents a profits interest received for services rendered or to be rendered to or for the benefit of the Partnership by such holder of Class B Units in his, her or its capacity as a Partner or in anticipation of becoming a Partner, and (C) the fair market value of each Class B Unit issued by the Partnership upon receipt by such holder of Class B Units as of the date of issuance is zero (plus the amount, if any, of any Capital Contributions made to the Partnership by such holder of Class B Units in connection with the issuance of such Class B Unit), representing the liquidation value of such interest upon receipt (with such valuation being consented to and hereby approved by all Partners).

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(d) Each Partner, by signing this Agreement or by accepting such transfer, hereby agrees (A) to comply with all requirements of any Safe Harbor Election made by the General Partner with respect to each holder of Class B Units’ Safe Harbor Interest, (B) that each holder of Class B Units shall take into account of all items of income, gain, loss, deduction and credit associated with its Class B Units as if they were fully vested in computing its federal income tax liability for the entire period during which it holds the Class B Units, (C) that neither the Partnership nor any Partner shall claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class B Units issued to a holder of such Class B Units, either at the time of grant of the Class B Units or at the time the Class B Units becomes substantially vested, and (D) that to the extent that such profits interest is forfeited after the date hereof, the Partnership shall make special forfeiture allocations of gross items of income, deduction or loss (including, as may be permitted by or under Regulations (or other rules promulgated) to be adopted, notional items of income, deduction or loss) in accordance with the Regulations to be adopted under Sections 704(b) and 83 of the Code.

(e) The General Partner shall file or cause the Partnership to file all returns, reports and other documentation as may be required, as reasonably determined by the General Partner, to perfect and maintain any Safe Harbor Election made by the General Partner with respect to granting of each holder of Class B Units’ Safe Harbor Interest.

(f) The General Partner is hereby authorized and empowered, without further vote or action of the Partners, to amend this Agreement to the extent necessary or helpful in accordance with the advice of Partnership tax counsel or accountants to sustain the Partnership’s position that (A) it has complied with the Safe Harbor requirements in order to provide for a Safe Harbor Election and it has ability to maintain the same, or (B) the issuance of the Class B Units is not a taxable event with respect to the holders of Class B Units, and the General Partner shall have the authority to execute any such amendment by and on behalf of each Partner pursuant to the power of attorney granted by this Agreement. Any undertaking by any Partner necessary or desirable to (A) enable or preserve a Safe Harbor Election or (B) otherwise to prevent the issuance of Class B Units from being a taxable event with respect to the holders of Class B Units may be reflected in such amendments and, to the extent so reflected, shall be binding on each Partner.

(g) Each Partner agrees to cooperate with the General Partner to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the General Partner, at the expense of the Partnership.

(h) No Transfer of any interest in the Partnership by a Partner shall be effective unless prior to such Transfer, the assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of Section 10.2(d) and this Section 16.5, in a form reasonably satisfactory to the General Partner.

(i) The provisions of this Section 16.5 shall apply regardless of whether or not a holder of Class B Units files an election pursuant to Section 83(b) of the Code.

(j) The General Partner may amend this Section 16.5 as it deems necessary or appropriate to maximize the tax benefit of the issuance of Class B Units to any holder of Class B Units if there are changes in the law or Regulations concerning the issuance of partnership interests for services.

[SIGNATURE PAGE FOLLOWS]

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Signature Page to Agreement of Limited Partnership of American Finance Operating Partnership, L.P., among the undersigned and the other parties thereto.

GENERAL PARTNER:

AMERICAN FINANCE TRUST, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President

INITIAL LIMITED PARTNER:

AMERICAN FINANCE ADVISORS, LLC

By:	American Finance Trust Special Limited Partner, LLC, its sole member
By:	AR Global Investments, LLC, its sole member
By:	/s/ Jesse C. Galloway Name: Jesse C. Galloway Title: Authorized Signatory

SPECIAL LIMITED PARTNER:

AMERICAN FINANCE TRUST SPECIAL LIMITED PARTNER, LLC

By:	AR Global Investments, LLC, its sole member
By:	/s/ Jesse C. Galloway Name: Jesse C. Galloway Title: Authorized Signatory

Corporate/Limited Liability Company Additional Limited Partner Signature Page to Agreement of Limited Partnership of American Finance Trust Operating Partnership, L.P., among the undersigned and the other parties thereto.

Dated: , 20	[Name of Corporation/LLC]
By: Name: Title:

Individual Additional Limited Partner Signature Page to Agreement of Limited Partnership of American Finance Operating Partnership, L.P., among the undersigned and the other parties thereto.

Dated: , 20	[Name of LP]
By: Name: Title:

Partnership Limited Partner Signature Page to Agreement of Limited Partnership of American Finance Operating Partnership, L.P., among the undersigned and the other parties thereto.

Dated: , 20	[Name of LP]
By: Name: Title:

EXHIBIT A
Partners’ Contributions and Partnership Interests

Name and Address of Partner	Type of Interest	Type of Unit	Capital Contribution	Number of Partnership Units	Percentage Interest
American Finance Trust, Inc.	General Partner Interest	GP Units	$200,000	8,888	0.01%
405 Park Avenue New York, New York 10022	Limited Partner Interest	OP Units	$1,623,983,971	65,796,343	98.41%
American Finance Advisors, LLC	Limited Partner Interest	Class B Units	None(1)	1,052,420	1.57%
405 Park Avenue New York, New York 10022
American Finance Trust Special Limited Partner, LLC	Limited Partner Interest	OP Units	$2,020	90	<0.01%
405 Park Avenue New York, New York 10022	Special Limited Partner Interest	None	None	Not applicable	Not applicable

(1)	Class B Units were issued in lieu of paying asset management fees to American Finance Advisors, LLC

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EXHIBIT B
Allocations

For purposes of this Exhibit B, the term “Partner” shall include the Special Limited Partner.

1. Allocations.

(a) Allocations of Net Income and Net Loss.  Except as otherwise provided in this Agreement, after giving effect to the special allocations in subparagraph 1(c) and paragraph 2, Net Income, Net Loss and, to the extent necessary, individual items of income, gain, loss or deduction, of the Partnership for each fiscal year or other applicable period of the Partnership shall be allocated among the General Partner and Limited Partners in accordance with their respective Percentage Interests.

(b) Allocations of Net Property Gain and Net Property Loss.  Except as otherwise provided in this Agreement, after giving effect to the special allocations in subparagraphs 1(c) and paragraph 2, Net Property Gain, Net Property Loss and, to the extent necessary, individual items of income, gain, credit, loss and deduction comprising Net Property Gain and Net Property Loss of the Partnership for each fiscal year or other applicable period shall be allocated among the Partners in a manner determined in the reasonable discretion of the General Partner that will, as nearly as possible cause the Capital Account balance of each Partner at the end of such fiscal year or other applicable period to equal (i) the amount of the distributions that would be made to such Partner pursuant to Section 5.1(b) of the Agreement if the Partnership were dissolved, its affairs wound up and its assets were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such period, all Partnership liabilities were satisfied in full in cash according to their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and Net Sales Proceeds (after satisfaction of such liabilities) were distributed in full in accordance with Section 5.1(b) to the Partners immediately after making such allocations, minus (ii) the sum of such Partner’s share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain and the amount, if any and without duplication, that the Partner would be obligated to contribute to the capital of the Partnership, all computed immediately prior to the hypothetical sale of assets.

(c) Special Allocations.

(i) General Partner Gross Income Allocation.  After giving effect to the special allocations in paragraph 2 but prior to any allocations under subparagraphs 1(a) or 1(b), there shall be specially allocated to the General Partner an amount of (i) first, items of Partnership income and (ii) second, items of Partnership gain during each fiscal year or other applicable period in an amount equal to the excess, if any, of (A) the cumulative distributions made to the General Partner under Section 7.3(b) of the Agreement, other than distributions which would properly be treated as “guaranteed payments” or which are attributable to the reimbursement of expenses which would properly be either deductible by the Partnership or added to the tax basis of any Partnership asset, over (B) the cumulative allocations of Partnership income and gain to the General Partner under this subparagraph 1(c)(i).

(ii) Special Allocations Regarding Class B Units.  After giving effect to the special allocations in subparagraph 1(c)(i) and (v) and paragraph 2 but prior to any allocations under subparagraphs 1(a) or 1(b), Net Property Gain and Liquidating Gain and, to the extent necessary, individual items of income and gain comprising Net Property Gain and Liquidating Gain of the Partnership shall be allocated to the holders of Class B Units until their Economic Capital Account Balances are equal to (A) the OP Unit Economic Balance, multiplied by (B) the number of their Class B Units; provided, that no such Net Property Gain or Liquidating Gain or individual items of income and gain comprising Net Property Gain or Liquidating Gain will be allocated with respect to any particular Class B Unit unless and to the extent that the OP Unit Economic Balance exceeds the OP Unit Economic Balance in existence at the time such Class B Unit was issued. The “Economic Capital Account Balances” of the Class B Unit holders will be equal to their Capital Account balances to the extent attributable to their ownership of Class B Units. The “OP Unit Economic Balance” shall mean (Y) the aggregate Capital Account balance attributable to the OP Units outstanding, plus the amount of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the ownership of OP Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this

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subparagraph 1(c)(ii), divided by (Z) the number of OP Units outstanding. Any allocations made pursuant to the first sentence of this subparagraph 1(c)(ii) shall be made among the holders of Class B Units in proportion to the amounts required to be allocated to each under this subparagraph 1(c)(ii). The parties agree that the intent of this subparagraph 1(c)(ii) is to make the Capital Account balance associated with each Class B Unit to be economically equivalent to the Capital Account balance associated with the OP Units outstanding (on a per-Unit basis), but only if and to the extent that the Capital Account balance associated with the OP Units outstanding, without regard to the allocations under this subparagraph 1(c)(ii), has increased on a per-Unit basis since the issuance of the relevant Class B Unit. Any remaining Net Property Gain or Liquidating Gain not allocated pursuant to this subparagraph 1(c)(ii) shall be included in the calculation of Net Income, Net Loss, Net Property Gain and Net Property Loss and will be allocated pursuant to subparagraphs 1(a) and 1(b).

(iii) Special Allocations Regarding the Special Limited Partner Interest.  After giving effect to the special allocations in subparagraphs 1(c)(i) and 1(c)(ii) and paragraph 2 but prior to any allocations under subparagraph 1(a) and 1(b), Net Property Gain and Liquidating Gain and, to the extent necessary, individual items of income and gain comprising Net Property Gain and Liquidating Gain of the Partnership shall be allocated to the Special Limited Partner until the Special Limited Partner has received aggregate allocations of income for all fiscal years equal to the aggregate amount of distributions the Special Limited Partner is entitled to receive or has received with respect to the Special Limited Partner Interest for such fiscal year and all prior fiscal years. Notwithstanding the foregoing, if the Special Limited Partner is entitled to receive distributions of Net Sales Proceeds pursuant to the Partnership’s obligation under a Listing Note or a Termination Amount, Liquidating Gain shall be allocated to the Special Limited Partner until the Special Limited Partner has received aggregate allocations equal to the aggregate amount of distributions the Special Limited Partner is entitled to receive pursuant to such Listing Note or Termination Amount.

(iv) Special Allocation of Depreciation.  After giving effect to the allocations in subparagraph 1(c)(i) and paragraph 2, but prior to any allocation under subparagraph 1(a), 1(b), 1(c)(ii) or 1(c)(v), the Initial Limited Partner shall be entitled to allocations of Depreciation until the cumulative amount of Depreciation allocated to the Initial Limited Partner pursuant to this subparagraph 1(c)(iv) for all years equals $10,000,000; provided, that (A) the Initial Limited Partner shall notify the Partnership in writing, within fifteen (15) days after the end of the year to which the allocation of Depreciation relates, of the amount of Depreciation the Initial Limited Partner elects to have allocated to it for such year, (B) the amount of Depreciation the Initial Limited Partner may elect to be allocated pursuant to this subparagraph 1(c)(iv) for any year shall not exceed $10,000,000 minus the amount of Depreciation specially allocated pursuant to this subparagraph 1(c)(iv) to the Initial Limited Partner for all prior years, and (C) if the amount of Depreciation the Partnership is able to allocate in a year is less than the amount the Initial Limited Partner has elected for such year, the Partnership shall notify the Initial Limited Partner as early as reasonably practicable but in no event later than five (5) days prior to the date it issues K-1’s for such year.

(v) Special Allocation of Net Property Gain and Liquidating Gain.  After giving effect to the allocations in subparagraph 1(c)(i) and paragraph 2 and to the extent not previously allocated pursuant to subparagraph 2(b), but prior to any allocation under subparagraph 1(a), 1(b) and/or 1(c)(ii), Net Property Gain and Liquidating Gain shall be allocated first to the Initial Limited Partner to the extent of the cumulative amount of Depreciation allocated to the Initial Limited partner pursuant to subparagraph 1(c)(iv).

2. Regulatory Allocations.  Notwithstanding any provisions of paragraph 1 of this Exhibit B, the following special allocations shall be made.

(a) Minimum Gain Chargeback (Nonrecourse Liabilities).  Except as otherwise provided in Section 1.704-2(f) of the Regulations, if there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain to the extent required by Section 1.704-2(f) of the Regulations. The items to be so

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allocated shall be determined in accordance with Sections 1.704-2(f) and (i) of the Regulations. This subparagraph 2(a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this subparagraph 2(a) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(b) Partner Minimum Gain Chargeback.  Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any fiscal year, each Partner who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in the Partner Nonrecourse Debt Minimum Gain to the extent and in the manner required by Section 1.704-2(i) of the Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Regulations. This subparagraph 2(b) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this subparagraph 2(b) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(c) Qualified Income Offset.  If a Partner unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, and such Partner has an Adjusted Capital Account Deficit, items of Partnership income (including gross income) and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible as required by the Regulations. This subparagraph 2(c) is intended to constitute a “qualified income offset” under Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions.  Nonrecourse Deductions for any fiscal year or other applicable period shall be allocated to the Partners in accordance with their respective Percentage Interests.

(e) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any fiscal year or other applicable period with respect to a Partner Nonrecourse Debt shall be specially allocated to the Partner that bears the economic risk of loss for such Partner Nonrecourse Debt (as determined under Sections 1.704-2(b)(4) and 1.704-2(i)(1) of the Regulations).

(f) Section 754 Adjustment.  To the extent an adjustment to the adjusted tax basis of any asset of the Partnership pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated among the Partners in a manner consistent with the manner in which each of their respective Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(g) Gross Income Allocation.  If any Partner has an Adjusted Capital Account Deficit at the end of any fiscal year or other applicable period which is in excess of the amount such Partner is obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, such Partner shall be specially allocated items of Partnership income (including gross income) and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this subparagraph 2(g) shall be made if and only to the extent that such Partner would have an Adjusted Capital Account Deficit in excess of such amount after all other allocations provided for under this Agreement have been tentatively made as if subparagraph 2(c) and this subparagraph 2(g) were not in this Agreement.

3. Curative Allocations.  The General Partner is authorized to offset all Regulatory Allocations either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss, or deduction pursuant to this paragraph 3. Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations and Tax Allocations), the General Partner shall make such offsetting allocations of Partnership income, gain, loss or deduction in whatever manner the General Partner determines appropriate so that, after such offsetting allocations are made, each Partner’s Capital Account balance is, to the

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extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of this Agreement.

4. Tax Allocations.

(a) Items of Income or Loss.  Except as is otherwise provided in this Exhibit B, an allocation of Partnership Net Income, Net Loss, Net Property Gain, Net Property Loss or Liquidating Gain to a Partner shall be treated as an allocation to such Partner of the same share of each item of income, gain, loss, deduction and item of tax-exempt income or Section 705(a)(2)(B) expenditure (or item treated as such expenditure pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations) (“Tax Items”) that is taken into account in computing Net Income, Net Loss, Net Property Gain, Net Property Loss or Liquidating Gain.

(b) Section 1245/1250 Recapture.  Subject to subparagraph 4(c) below, if any portion of gain from the sale of Partnership assets is treated as gain which is ordinary income by virtue of the application of Sections 1245 or 1250 of the Code or is gain described in Section 1(h)(1)(D) of the Code (“Affected Gain”), then such Affected Gain shall be allocated among the Partners in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated. This subparagraph 4(b) shall not alter the amount of Net Income, Net Property Gain or Liquidating Gain (or items thereof) allocated among the Partners, but merely the character of such Net Income, Net Property Gain or Liquidating Gain (or items thereof). For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income, Net Loss, Net Property Gain, Net Property Loss and Liquidating Gain for such respective period.

(c) Precontribution Gain, Revaluations.  With respect to any Contributed Property, the Partnership shall use any permissible method contained in the Regulations promulgated under Section 704(c) of the Code selected by the General Partner, in its sole discretion, to take into account any variation between the adjusted basis of such asset and the fair market value of such asset as of the time of the contribution (“Precontribution Gain”). Each Partner hereby agrees to report income, gain, loss and deduction on such Partner’s federal income tax return in a manner consistent with the method used by the Partnership. If any asset has a Gross Asset Value which is different from the Partnership’s adjusted basis for such asset for federal income tax purposes because the Partnership has revalued such asset pursuant to Section 1.704-1(b)(2) (iv)(f) of the Regulations, the allocations of Tax Items shall be made in accordance with the principles of Section 704(c) of the Code and the Regulations and the methods of allocation promulgated thereunder. The intent of this subparagraph 4(c) is that each Partner who contributed to the capital of the Partnership a Contributed Property will bear, through reduced allocations of depreciation, increased allocations of gain or other items, the tax detriments associated with any Precontribution Gain. This subparagraph 4(c) is to be interpreted consistently with such intent.

(d) Excess Nonrecourse Liability Safe Harbor.  Pursuant to Section 1.752-3(a)(3) of the Regulations, solely for purposes of determining each Partner’s proportionate share of the “excess nonrecourse liabilities” of the Partnership (as defined in Section 1.752-3(a)(3) of the Regulations), the Partners’ respective interests in Partnership profits shall be determined under any permissible method reasonably determined by the General Partner; provided, however, that each Partner who has contributed an asset to the Partnership shall be allocated, to the extent possible, a share of “excess nonrecourse liabilities” of the Partnership which results in such Partner being allocated nonrecourse liabilities in an amount which is at least equal to the amount of income pursuant to Section 704(c) of the Code and the Regulations promulgated thereunder (the “Liability Shortfall”). If there is an insufficient amount of nonrecourse liabilities to allocate to each Partner an amount of nonrecourse liabilities equal to the Liability Shortfall, then an amount of nonrecourse liabilities in proportion to, and to the extent of, the Liability Shortfall shall be allocated to each Partner.

(e) References to Regulations.  Any reference in this Exhibit B or the Agreement to a provision of proposed and/or temporary Regulations shall, if such provision is modified or renumbered, be deemed to refer to the successor provision as so modified or renumbered, but only to the extent such successor provision applies to the Partnership under the effective date rules applicable to such successor provision.)
Ex-F-66

(f) Successor Partners.  For purposes of this Exhibit B, a transferee of a Partnership Interest shall be deemed to have been allocated the Net Income, Net Loss, Net Property Gain, Net Property Loss and other items of Partnership income, gain, loss, deduction and credit allocable to the transferred Partnership Interest that previously have been allocated to the transferor Partner pursuant to this Agreement.

Ex-F-67

EXHIBIT C
Certificate of Limited Partnership

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED PARTNERSHIP OF "AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP V, L.P.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JANUARY, A.D. 2013, AT 2:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5276923 8100
SR# 20165676221

Authentication: 202945452
Date: 09-07-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

Ex-F-68

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:28 PM 01/18/2013
FILED 02:26 PM 01/18/2013
SRV 130067940 - 5276923 FILE

STATE OF DELAWARE
CERTIFICATE OF LIMITED PARTNERSHIP

- **The Undersigned,** desiring to form a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act, 6 Delaware Code, Chapter 17, do hereby certify as follows:

- **First:** The name of the limited partnership is American Realty Capital Operating Partnership V, L.P.

- **Second:** The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the city of Wilmington Zip code 19808. The name of the Registered Agent at such address is Corporation Service Company.

- **Third:** The name and mailing address of each general partner is as follows:

  Edward M. Weil, Jr.
  106 York Rd.
  Jenkintown, PA 19046

- **In Witness Whereof,** the undersigned has executed this Certificate of Limited Partnership as of 18th day of January, A.D. 2013.

By: [signature]
General Partner

Name: Edward M. Weil, Jr.
(type or print name)

Ex-F-69

Exhibit G

Retail
Promote Calculation
6/30/2016

	Common Shares				Retail Share Price
	Amount	Outstanding	Per Share
Cash proceeds received	$978,327,164	98,650,335	$9.917
Proposed Transaction:
Shares outstanding	98,650,335
Estimated price per share	$10.255450			Est	10.255450
Estimated Transaction Value	$1,011,703,583
Distributions (inception to date):
At 6.4% rate	$126,713,496
At hurdle rate of 7.0% rate	138,349,297
Difference	(11,635,801)
Estimate of distributions above (below) hurdle rate
Total	$(11,635,801)
Cash and stock proceeds	1,011,703,583
Return of principal to common shareholders	(978,327,164)
Proceeds, net	33,376,419
Distributions above (below) hurdle	(11,635,801)
Total return to shareholders	$21,740,618
Allocation of profit above hurdle:
85% to shareholders	$18,479,526
15% to sponsor	3,261,093
	$21,740,618
Estimated Transaction Value	1,011,703,583
Equity Raised	(978,327,164)
Net	33,376,419
Priority Allocations of RCA Operating Partnership
Reverse any special allocation of depreciation to the Advisor –
2012	(826,965)
2013	(3,146,998)
Class B Units (required allocation assuming $10 per unit)	(4,798,020)
Estimated Promote	(3,261,093)
	21,343,344

Ex-G-1

ANNEX B — OPINION OF THE AFIN SPECIAL COMMITTEE’S FINANCIAL ADVISOR

UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 www.ubs.com

September 6, 2016

The Special Committee of the Board of Directors of
American Finance Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

Dear Members of the Special Committee:

We understand that American Finance Trust, Inc., a Maryland corporation operating as a real estate investment trust (“AFIN” or “Parent”), is considering a transaction whereby Parent will acquire American Realty Capital – Retail Centers of America, Inc., a Maryland corporation operating as a real estate investment trust (“RCA”). Pursuant to the terms of an Agreement and Plan of Merger, dated September 6, 2016 (the “Agreement”), by and among RCA, American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership (“Company Operating Partnership”), Parent, American Finance Operating Partnership, L.P., a Delaware limited partnership (“Parent Operating Partnership”), and Genie Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), (i) RCA will be merged with and into Merger Sub, with Merger Sub surviving (the “Merger”), and all of the issued and outstanding shares of the common stock, par value $0.01 per share, of RCA (“RCA Common Stock”) will be converted into the right to receive, for each outstanding share of RCA Common Stock, 0.385 shares of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and $0.95 of cash (together, the “Merger Consideration”), and (ii) Company Operating Partnership will merge with and into Parent Operating Partnership, with Parent Operating Partnership surviving (the “Partnership Merger” and, together with the Merger, the “Transaction”), and each Company OP Unit (as defined in the Agreement) (other than Company OP Units and Company GP Units (as defined in the Agreement) held by RCA) will be converted into 0.424 Parent OP Units (as defined in the Agreement) (the “Partnership OP Merger Consideration”), each Company OP Unit and Company GP Unit held by RCA will be converted into 0.385 Parent OP Units, each Company Class B Unit (as defined in the Agreement) will be converted into the Partnership OP Merger Consideration, and each Company Special Limited Partnership Interest (as defined in the Agreement) will be redeemed for an amount in cash determined pursuant to Exhibit G to the Agreement, which amount would be equal to $3,261,093, assuming the effective time of the Transaction occurred on June 30, 2016.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid by Parent in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Special Committee of Parent in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. UBS also is providing financing to Parent in connection with the Transaction and will receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to Parent and certain affiliates of Parent and RCA and their related entities unrelated to the proposed Transaction, for which UBS and its affiliates have received or will receive compensation, including having acted as: (i) financial advisor to AR Capital, LLC, the predecessor to AR Global Investments, LLC (“AR Global”), which is an affiliate of the external managers of each of Parent and RCA, in connection with the negotiation of its advisory agreements with each of Parent and Global Net Lease, Inc. (“GNL”); (ii) financial advisor to GNL in connection with its acquisition of American Realty Capital Global Trust II, Inc.; (iii) financial advisor to American Realty Capital Trust III, Inc. (“American Realty”) in connection with its sale to American Realty Capital Properties, strategic advisor to American Realty and lender to American Realty in connection with certain of its senior credit facilities; (iv) joint bookrunner for American Realty Capital Trust V, Inc., the predecessor to AFIN, in connection with its offering of commercial mortgage backed securities; and (v) joint bookrunner for Business Development Corporation of America in connection with its offering of senior unsecured notes. In addition, UBS currently is providing, and in the future may provide,

The Special Committee of the Board of Directors of
American Finance Trust, Inc.
September 6, 2016

investment banking services to Parent, its affiliates and their related entities unrelated to the proposed Transaction. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Parent and RCA or their affiliates or related entities, and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to Parent or Parent’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Merger Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction, or the allocation of Transaction consideration among holders of units or interests in Company Operating Partnership. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, including the external managers of each of Parent and RCA, relative to the Merger Consideration. We express no opinion as to what the value of Parent Common Stock will be when issued pursuant to the Transaction or the price at which Parent Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Parent, RCA, Parent Operating Partnership, Company Operating Partnership, Merger Sub or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to RCA and Parent; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of RCA that were provided to us by management of RCA and American Realty Capital RCA Advisors, LLC, the external manager of RCA and an affiliate of AR Global (“RCA Management”), and not publicly available, including financial forecasts and estimates prepared by RCA Management that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Parent that were provided to us by management of Parent and American Finance Advisors, LLC, the external manager of Parent and an affiliate of AR Global (“Parent Management”), and not publicly available, including financial forecasts and estimates prepared by Parent Management that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by Parent Management that were provided to us by Parent and not publicly available as well as the terms of the Amended Advisory Agreement (as defined in the Agreement) to derive the estimates of certain synergies with respect to the management fees payable by Parent following the Transaction, in each case that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with senior members of Parent Management and RCA Management concerning the business and financial prospects of RCA; (vi) conducted discussions with senior members of Parent Management concerning the business and financial prospects of Parent; (vii) performed a discounted cash flow analysis of RCA in which we analyzed the future cash flows of RCA using financial forecasts and estimates prepared by RCA Management, including and excluding certain estimates of synergies prepared by Parent Management that were provided to us by Parent; (viii) performed a discounted cash flow analysis of Parent in which we analyzed the future cash flows of Parent using financial forecasts and estimates prepared by Parent Management; (ix) performed a discounted cash flow analysis of Parent in which we analyzed the future cash flows of Parent on a pro forma basis, assuming the Transaction, using financial forecasts and estimates prepared by Parent Management, including certain estimates of synergies prepared by Parent Management that were provided to us by Parent, as well as the terms of the Amended Advisory Agreement; (x) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (xi) compared the financial terms of the Transaction with the publicly

The Special Committee of the Board of Directors of
American Finance Trust, Inc.
September 6, 2016

available financial terms of certain other transactions we believe to be generally relevant; (xii) considered certain pro forma effects of the Transaction on Parent’s financial statements; (xiii) reviewed a draft of the Agreement, dated September 5, 2016; (xiv) reviewed a draft of the Amended Advisory Agreement, dated September 5, 2016 and (xv) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Parent or RCA, nor have we been furnished with any such evaluation or appraisal other than the restricted appraisal report by Duff & Phelps, LLC, dated as of December 31, 2015 and delivered to Parent on March 17, 2016, with respect to Parent. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of RCA Management and Parent Management as to the future financial performance of their respective company and such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have been advised by Parent and RCA that each of Parent and RCA has operated in conformity with the requirements for qualification as a real estate investment trust for U.S. federal income tax purposes since its formation as a real estate investment trust and we have assumed, at your direction, that the Transaction will not adversely affect such status or operations of Parent or RCA. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in the Transaction is fair, from a financial point of view, to Parent.

This opinion is provided for the benefit of the Special Committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Merger Consideration to be paid in the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

ANNEX C — OPINION OF THE RCA SPECIAL COMMITTEE’S FINANCIAL ADVISOR

115 South LaSalle Street 35th Floor West Chicago, IL 60603

September 6, 2016

CONFIDENTIAL

Special Committee of the Board of Directors

The Board of Directors

American Realty Capital – Retail Centers of America, Inc.
405 Park Avenue
New York, NY 10022

Special Committee of the Board of Directors of American Realty Capital – Retail Centers of America, Inc.:

BMO Capital Markets Corp. (“BMOCM” or “we”) has been advised that American Realty Capital – Retail Centers of America, Inc., a Maryland corporation (“RCA” or the “Company”), is considering entering into a merger agreement (the “Merger Agreement”) with, among other parties, American Finance Trust, Inc. (“AFIN”), a Maryland corporation, which provides, among other things, for the merger of the Company with and into a newly formed subsidiary of AFIN (“Merger Sub”), as a result of which the Company will become a wholly owned subsidiary of AFIN (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each outstanding share of RCA common stock, par value $0.01 per share, will be converted into the right to receive $0.95 in cash and 0.385 shares of AFIN common stock (the “Proposed Consideration”).

The Special Committee (the “Special Committee”) of the Board of Directors of RCA (the “Board”) has requested that we render an opinion to the Special Committee and the Board, as investment bankers, as to the fairness, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) as of the date hereof of the Proposed Consideration (the “Opinion”).

For purposes of this Opinion, we have reviewed the proposed final draft of the Merger Agreement provided to us by the Company on September 5, 2016 (the “Draft Merger Agreement”). We have assumed that the final Merger Agreement will not differ in any material respect from the Draft Merger Agreement, and will reflect the terms of the Draft Merger Agreement.

In arriving at our Opinion set forth below, we have also reviewed, among other things:

1)	Certain RCA public filings that we deemed to be relevant;
2)	Certain historical and projected financial and operating information relating to RCA’s business, earnings, assets (including property-level financial and operating information), liabilities, and prospects of RCA including, without limitation, the projection model of RCA (the “Company Projection Model”), each as prepared by RCA management;
3)	The Third Amended Advisory Agreement between RCA and RCA’s Advisor, American Realty Capital Retail Advisor, LLC, dated June 30, 2015;
4)	The Property Management Agreement between RCA and American Realty Capital Retail Advisor, LLC, dated March 17, 2011;
5)	Certain AFIN public filings that we deemed to be relevant;
6)	The Second Amended and Restated Advisory Agreement between AFIN and AFIN’s Advisor, American Finance Advisors, LLC, dated April 29, 2015; the First Amendment to the Second Amended and Restated Advisory Agreement dated January 18, 2016; and a draft of the Third

Amended and Restated Advisory Agreement by and among AFIN, American Finance Operating Partnership, L.P., and American Finance Advisors, LLC, dated September 5, 2016;
7)	The Property Management and Leasing Agreement by and among AFIN, American Realty Capital Operating Partnership V, L.P., and American Realty Capital V, LLC, dated April 4, 2013, and a draft of the Amended and Restated Property Management and Leasing Agreement by and among AFIN, American Finance Operating Partnership, L.P., and American Finance Properties, LLC, dated September 2, 2016; and
8)	Certain historical and projected financial and operating information relating to AFIN’s business, earnings, assets (including property-level financial and operating information), liabilities, and prospects of AFIN including, without limitation, the projection model of AFIN (the “AFIN Projection Model”), each as prepared by AFIN management.

In addition, we have:

9)	Conducted discussions with members of RCA and AFIN senior management concerning their view of their respective company’s operations, financial condition, and prospects on a stand-alone and combined basis;
10)	Reviewed certain financial and stock market information for selected publicly traded companies that we deemed to be relevant;
11)	Performed discounted cash flow analyses for the Company based on projections provided by RCA management;
12)	Performed discounted cash flow analyses for AFIN based on projections provided by AFIN management;
13)	Performed net asset value (“NAV”) analyses for the Company based on projections provided by RCA management;
14)	Performed NAV analyses for AFIN based on projections provided by AFIN management; and
15)	Performed such other studies and analyses, conducted such discussions, and reviewed such other presentations, reports, and materials as we deemed appropriate.

In rendering our Opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by RCA, AFIN or their respective representatives or advisors or obtained by us from other sources. We have not independently verified (nor assumed any obligation to verify) any such information, undertaken an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or AFIN, nor have we been furnished with any such valuation or appraisal. We have not evaluated the solvency or fair value of the Company or AFIN under any state or federal laws relating to bankruptcy, insolvency or similar matters. We also have assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms, or conditions will be imposed that would be material to our analysis. We have also assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis, that the representations and warranties of each party contained in the Merger Agreement will be true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification. With respect to financial projections for the Company (including, without limitation, the Company Projection Model), we have been advised by RCA, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of RCA management of the expected future competitive, operating and regulatory environments and related financial performance of the Company. With respect to financial projections for AFIN (including, without limitation, the AFIN Projection Model), we have been advised by AFIN, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of AFIN management of the expected future competitive, operating and regulatory environments and related financial performance of AFIN. We express no opinion with respect to such projections (including, without limitation, the Company Projection Model and the AFIN Projection Model), including the assumptions on which they are based. Furthermore, we have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the properties or facilities of, or managed by, the Company or AFIN.

Our Opinion is necessarily based upon financial, economic, market and other conditions and circumstances as they exist and can be evaluated, and the information made available to us, as of the date hereof. We disclaim any undertakings or obligations to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion.

Our Opinion does not constitute a recommendation as to any action the Special Committee or the Board should take in connection with the Transaction or the other transactions contemplated by the Draft Merger Agreement or any aspect thereof and is not a recommendation to any director of RCA or stockholder on how such person should vote with respect to the Transaction or related transactions and proposals. Our Opinion relates solely to the fairness, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) as of the date hereof, of the Proposed Consideration. We express no opinion herein as to the relative merits of the Transaction and any other transactions or business strategies discussed by the Special Committee as alternatives to the Transaction or the decision of the Special Committee or the Board to recommend the Transaction, nor do we express any opinion on the structure, terms or effect of any other aspect of the Transaction or the other transactions contemplated by the Draft Merger Agreement. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Proposed Consideration. Our Opinion does not in any manner address the prices at which RCA’s or AFIN’s common stock or other securities will trade following the announcement or consummation of the Transaction. We are not experts in, and this Opinion does not address, any of the legal, tax or accounting aspects of the Transaction, including, without limitation, whether or not the Transaction or the other transactions contemplated by the Draft Merger Agreement constitute a change of control under any contract or agreement to which the Company or any of their respective subsidiaries is a party.

BMOCM has acted as financial advisor to the Special Committee with respect to the transactions contemplated by the Draft Merger Agreement, will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Transaction and will receive a fee for rendering this Opinion. In addition, RCA has agreed to reimburse us for out-of-pocket expenses and to indemnify us against certain liabilities arising out of our engagement.

BMOCM, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We or our affiliates have provided in the past investment and corporate banking services to certain affiliates of RCA and AFIN (and may in the future provide such services to RCA, AFIN and their respective affiliates), including acting as a lender in an amount equal to $100 million under RCA’s credit facility, for which we or they have received, and may receive, customary fees. BMOCM provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of RCA, AFIN or their respective affiliates.

Our Opinion has been approved by a fairness opinion committee of BMOCM. Our Opinion has been prepared at the request of the Special Committee and is for the benefit and use of the Special Committee and the Board in the evaluation of the fairness, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates) of the Proposed Consideration.

Our Opinion may not be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without our prior written consent except that our Opinion may be reproduced in full and it may be summarized in any disclosure document filed by RCA, or jointly by RCA and AFIN, with the Securities and

Exchange Commission with respect to the Transaction, provided, in each case, that any summary of this Opinion is in a form acceptable to BMOCM and its counsel.

Based upon and subject to the foregoing, it is our opinion, as investment bankers, that as of the date hereof, the Proposed Consideration is fair, from a financial point of view, to RCA’s common stockholders (other than AFIN, Merger Sub or any of their respective affiliates).

Very truly yours,

BMO Capital Markets Corp.

AMERICAN FINANCE TRUST INC.
405 PARK AVE., 14TH FLOOR
NEW YORK, NY 10022

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E15377-TBD

AMERICAN FINANCE TRUST, INC.
Special Meeting of Stockholders
FEBRUARY 13, 2017 at 4 p.m.
This proxy is solicited by the Board of Directors

The undersigned stockholder of American Finance Trust, Inc. (the "Company"), hereby appoints Nicholas Radesca and Edward M. Weil, Jr., and each of them, as proxies for the undersigned with full power of substitution in each of them, to attend the Special Meeting of Stockholders of the Company to be held at The Core Club, located at 66 E. 55th Street, New York, New York on February 13, 2017, commencing at 4 p.m., local time, and any and all adjournments and postponements thereof, to cast, on behalf of the undersigned, all votes that the undersigned is entitled to cast, and otherwise to represent the undersigned, at such Special Meeting and all adjournments and postponements thereof, with all power possessed by the undersigned as if personally present and to vote in his discretion on such matters as may properly come before the Special Meeting. The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and of the accompanying proxy statement, which is hereby incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

When this proxy is properly executed, the votes entitled to be cast by the undersigned stockholder will be cast in the manner directed on the reverse side. If no direction is made, the votes entitled to be cast by the undersigned stockholder will be cast "FOR" the Proposals. The votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter, including a motion to adjourn or postpone the Special Meeting to another time or place for the purpose of soliciting additional proxies that may properly come before the Special Meeting or any adjournment or postponement thereof. At the present time, the Board of Directors knows of no other matters to be presented at the Special Meeting.

Continued and to be signed on reverse side

V.1.1

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com/RCA or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E15386-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V.1.1

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com/RCA.

E15387-TBD

AMERICAN REALTY CAPITAL — RETAIL CENTERS OF AMERICA, INC.
Special Meeting of Stockholders
FEBRUARY 13, 2017 at 3 p.m.
This proxy is solicited by the Board of Directors

The undersigned stockholder of American Realty Capital — Retail Centers of America, Inc. (the "Company"), hereby appoints Katie P. Kurtz and Edward M. Weil, Jr., and each of them, as proxies for the undersigned with full power of substitution in each of them, to attend the Special Meeting of Stockholders of the Company to be held at The Core Club, located at 66 E. 55th Street, New York, New York on February 13, 2017, commencing at 3 p.m., local time, and any and all adjournments and postponements thereof, to cast, on behalf of the undersigned, all votes that the undersigned is entitled to cast, and otherwise to represent the undersigned, at such Special Meeting and all adjournments and postponements thereof, with all power possessed by the undersigned as if personally present and to vote in his or her discretion on such matters as may properly come before the Special Meeting. The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and of the accompanying proxy statement, which is hereby incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

When this proxy is properly executed, the votes entitled to be cast by the undersigned stockholder will be cast in the manner directed on the reverse side. If no direction is made, the votes entitled to be cast by the undersigned stockholder will be cast "FOR" the Proposals. The votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter, including a motion to adjourn or postpone the Special Meeting to another time or place for the purpose of soliciting additional proxies that may properly come before the Special Meeting or any adjournment or postponement thereof. At the present time, the Board of Directors knows of no other matters to be presented at the Special Meeting.

Continued and to be signed on reverse side

V.1.1